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06012689

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yukos Oil Corporation

*CURRENT ADDRESS Ul. Lenina, 26
Nefteyugansk
Khanty-Mansiysk Autonomous Area
628309 Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FILE NO. 82- 4209 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/20/06

File No. 141416

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

RECEIVED
JAN 30 2006
OFFICE OF INTERNATIONAL CORPORATE FINANCE -- CORPORATION FINANCE

May___, 2004

Attn: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of its obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated there under.

Attached hereto are the following four Annexes: (1) brief descriptions of material events affecting the Company's business; (2) minutes of voting at Extraordinary General Meetings of Shareholders; (3) list of affiliated entities; and (4) English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site. The Company is required to file Annexes 1, 2 and 3 with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

File No. 141416

United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

June___, 2004

Attn: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS Oil Company ("Company"), an open joint stock company created and existing in accordance with the laws of the Russian Federation, as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): Minutes of voting at a Board of Directors meeting; (3) English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site. Annexes 1 and 2 are required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

File No. 141416

United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

September 23, 2004

Attn: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation ("Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated there under.

Attached hereto are Annexes: (1) Brief descriptions of material events affecting the Company's business; (2) Minutes of voting at Annual General Meeting of Shareholders; (3) Resolutions passed by the Board of Directors (Supervisory Board); (4): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site; and (5) List of affiliated entities. The Company is required to file Annexes 1, 2, 3 and 5 with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data about an event leading to a one-off increase in the profit or loss of the Company of more than 10%: message of October 30, 2003 about a change in the profit / loss of the Open Joint Stock Company "NK YUKOS" in connection with the increase in operational expenditure, in particular with the redemption of shares of the Open Joint Stock Company "Eastern Oil Company", from 40,176,054,000.00 rubles (for the period preceding the period in which the significant event occurred) to –16,875,133,000.00 rubles (for the period in which the significant event occurred); message serial number in accordance with FCSM classification – 0300198A30102003.

2. Data on accrued and (or) paid out revenues from securities of the Company: message of November 28, 2003 about the resolution of the extraordinary general shareholders' meeting of the Open Joint Stock Company "NK YUKOS" to pay out dividends on ordinary shares for the first 9 months of the 2003 financial year in the amount of 26.78 rubles per ordinary share; message serial number in accordance with FCSM classification – 0300198A30102003.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of December 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Ratmir-Tver" from 0% to 99%; message serial number in accordance with FCSM classification – 0400198A26122004.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 1, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Scientific and industrial company 'Geofit'" from 51% to 87.15%; message serial number in accordance with FCSM classification – 0400198A01012004.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Urengoineftegasgeologiya" from 0% to 50.15%; message serial number in accordance with FCSM classification – 0400198A15012004.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 20, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Insurance Company 'Progress-Garant'" from 7.36% to 0%; message serial number in accordance with FCSM classification – 0400198A20012004.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 20, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "'Tomskneftegeofizika'" of Eastern Oil Company" from 38% to 70.66%; message serial number in accordance with FCSM classification – 0400198A20012004.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 21, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Neftegastekhnologya" from 20% to 50%; message serial number in accordance with FCSM classification – 0400198A21012004.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 27, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Neftegastekhnologya" from 50% to 100%; message serial number in accordance with FCSM classification – 0400198A27012004.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 29, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Samaraneftegeofizika" from 0% to 29.72%; message serial number in accordance with FCSM classification – 0400198A29012004.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 30, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Angarsk institute for design of oil refinery and petrochemical industries" from 87.84% to 97.06%; message serial number in accordance with FCSM classification – 0400198A30012004.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 30, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Boguchansk Oil and Gas company" from 0% to 19.9%; message serial number in accordance with FCSM classification – 0400198A30012004.

13. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 13, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "UT-OIL" from 0% to 70%; message serial number in accordance with FCSM classification – 0400198A13022004.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 13, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Buryatnefteproduct" from 94.6% to 95.1%; message serial number in

accordance with FCSM classification – 0400198A13022004.

15. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 5, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Bratsknefteproduct" from 87.87% to 0%; message serial number in accordance with FCSM classification – 0400198A05032004.

16. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Eniseineftegas" from 0% to 5.89%; message serial number in accordance with FCSM classification -0400198A09032004.

17. Data about an event leading to a one-off increase in the cost of net assets of the Company of more than 10%: message of March 30, 2004 about a change in the cost of net assets of the Open Joint Stock Company "NK YUKOS" from 61,327,159,000.00 rubles (as of the end of the III quarter) to 274,159,316,000.00 rubles (as of the end of the IV quarter); message serial number in accordance with FCSM classification – 0200198A30032004

18. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 31, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company Commercial bank "Solidarnost" from 9.52% to 14.76%; message serial number in accordance with FCSM classification – 0400198A31032004.

Annex 2

Minutes of voting at Extraordinary General Meeting of Shareholders

Code of material fact number in accordance with FCSM classification: **1000198A02122003**

Type of General Meeting: **YUKOS' shareholders' Extraordinary General Meeting**

Form of the holding of the General Meeting: **Extraordinary General Meeting of shareholders of the Open Joint Stock Company "YUKOS Oil Company".**

Date and Place of General Meeting: November 28, 2003. Place of Meeting: Congress Center of the Chamber for Commerce and Industry, 6 Ilyinka Street, Moscow.

Quorum at General Meeting: In accordance with the list of persons entitled to participate in the General Meeting of Shareholders of the open joint stock company "YUKOS Oil Company", which is based on the data from the Company's shareholders registry as of September 25, 2003, the total number of votes held by shareholders holding voting shares of the open joint stock company "YUKOS Oil Company" (persons included in the list of persons entitled to participate in the extraordinary General Meeting of shareholders) with the entitlement to vote on all the business on the agenda, is 2,236,840,986.

As of 12:00a.m. at the YUKOS extraordinary general meeting, shareholders were present, who in aggregate held 1,980,802,075 votes, i.e. 88.55% of the total number of votes of the shareholders holding voting shares of the open joint stock company "YUKOS Oil Company" (persons included in the list of persons entitled to participate in the extraordinary General Meeting of shareholders) with the entitlement to vote on all the business on the agenda.

At the time the Meeting was declared open, a quorum existed with regard to all the business on the agenda.

The items put to vote and the results of the voting therein, and the wording of the resolutions passed in General Meeting:

Item 1: – **"Premature termination of the powers of the active members of the Board of Directors of OAO YUKOS Oil Company and the election of new members of YUKOS' Board of Directors.**

The following draft resolution is put to the vote:
To terminate prematurely the powers of the active members of the Board of Directors of OAO YUKOS Oil Company elected at the General Meeting on June 18, 2003.
To elect the Board of Directors of OAO YUKOS Oil Company consisting of 11 persons from among the following candidates:

1. Buclez François Claude

2. Golubev Yury Aleksandrovich
3. Davidovich David Lvovich
4. Kontorovich Aleksei Emilievich
5. Kukes Semyon Grigorievich
6. Carey Sarah
7. Loze Bernard
8. Soublin Michel
9. Tenenbaum Yevgeny Aleksandrovich
10. Freeman Ronald Michael
11. Shvidler Yevgeny Markovich

To elect members of the Board of Directors by a cumulative vote.

The number of votes of the persons included in the list of persons entitled to participate in the extraordinary general meeting of shareholders with regard to the first item on the agenda is 24,605,250,846.

The number of votes of the persons who participated in the extraordinary general meeting of shareholders with regard to the first item on the agenda is 21,795,027,045, i.e. 88.58% of the total number of votes represented by voting shares with regard to that item.
The quorum exists with regard to the first item.

The number of votes cast in favor of each of the candidates by the persons participating in the extraordinary general meeting of shareholders with regard to the first item on the agenda, who cast affirmative votes:

Candidate's Full Name	Number of Votes
1. Kukes Semyon Grigorievich	364 521 334
2. Golubev Yury Aleksandrovich	361 216 252
3. Kontorovich Aleksei Emilievich	356 827 617
4. Shvidler Yevgeny Markovich	355 767 895
5. Soublin Michel	355 614 776
6. Davidovich David Lvovich	355 211 146
7. Loze Bernard	355 140 686
8. Carey Sarah	355 074 385
9. Buclez François Claude	355 052 102
10. Tenenbaum Yevgeny Aleksandrovich	354 944 043
11. Freeman Ronald Michael	354 884 192

The number of votes cast in favor of other options with regard to the first item on the agenda:

"AGAINST" **15,813,719,405 (72.56 %)**

"ABSTAINED" **111,590,941 (0.51 %)**

The number of votes on the first item on the agenda, which were not counted due to the relevant voting ballots being deemed as invalid, is 92,761,262.

No resolution was carried on the results of the vote.

Item 2: - **"Approval of the new edition of the Charter of OAO YUKOS Oil Company"**

The following draft resolution is put to the vote:

To approve the new edition of the Charter of OAO YUKOS Oil Company.

The number of votes of the persons included in the list of persons entitled to participate in the extraordinary general meeting of shareholders with regard to the second item on the agenda is 2,236,840,986.

The number of votes of the persons who participated in the extraordinary general meeting of shareholders with regard to the second item on the agenda is 1,981,366,095, i.e. 88.58% of the total number of votes represented by voting shares with regard to that item.
The quorum exists with regard to the second item.
The number of votes cast in favor of each option with regard to the second item on the agenda:

"FOR"	**265,404,646 (13,40 %)**
"AGAINST"	**49,543,763 (2,50 %)**
"ABSTAINED"	**1,490,268,741 (75.21 %)**

The number of votes on the second item on the agenda, which were not counted due to the relevant voting ballots being deemed as invalid, is: 5,949,659.
No resolution was carried on the results of the vote.

Item 3: **"Payment of dividends based on the results of the nine months of the year 2003"**

The following draft resolution is put to the vote:

1. To pay dividends on ordinary shares in OAO YUKOS Oil Company based on the results of the 9 months of the financial year 2003 in cash in the amount of 26 rubles 78 kopeks per ordinary share in OAO YUKOS Oil Company. The list of persons entitled to dividends based on the results of the 9 months of the financial year 2003 was compiled on 25 September 2003.
2. To pay dividends on or before February 28, 2004.
3. To pay non-cash dividends in the following manner at the shareholder's option:
   1) Remit dividends to the shareholder's bank account, whether already existing or newly opened with any Russian bank;
   2) Remit dividends to a bank deposit account, which OAO YUKOS Oil Company is to open in the name of the shareholder with AKB MENATEP SPb (OAO) or with one of the authorized subagent banks, except for any shareholders not being Russian Federation residents, who in that case will receive their dividends directly from AKB MENATEP SPb (OAO).

The number of votes of the persons included in the list of persons entitled to participate in the extraordinary general meeting of shareholders with regard to the third item on the agenda is 2,236,840,986.

The number of votes of the persons who participated in the extraordinary general meeting of shareholders with regard to the third item on the agenda is 1,981,366,095, i.e. 88.58% of the total number of votes represented by voting shares with regard to that item.
The quorum exists with regard to the third item.

The number of votes cast in favor of each option with regard to the third item on the agenda:

"FOR"	**1 805 054 790 (91.10 %)**
"AGAINST"	**7 693 (less than 0.01 %)**
"ABSTAINED"	**110 754 (0.01 %)**

The number of votes on the third item on the agenda, which were not counted due to the relevant voting ballots being deemed as invalid, is 5,996,272.

The following resolution was carried on the results of the vote:

1. To pay dividends on ordinary shares in OAO YUKOS Oil Company based on the results of the 9 months of the financial year 2003 in cash in the amount of 26 rubles 78 kopeks per ordinary share in OAO YUKOS Oil Company. The list of persons entitled to dividends based on the results of the 9 months of the financial year 2003 was compiled on September 25, 2003.
2. To pay dividends on or before February 28, 2004.
3. To pay non-cash dividends in the following manner, at the shareholder's option:
   1) Remit dividends to the shareholder's bank account, whether already existing or newly opened with any Russian bank; or
   2) Remit dividends to a bank deposit account, which OAO YUKOS Oil Company will open in the name of the shareholder with AKB MENATEP SPb (OAO) or with one of the authorized subagent banks, except for any shareholders not being Russian Federation residents, who in that case will receive their dividends directly from AKB MENATEP SPb (OAO).

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC V.E. Tishchenkov

Annex 4

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS board of directors' announcement regarding dividends, director nominees and taxes

Moscow, 29 April 2004. The Board of Directors of YUKOS Oil Company, after due consideration of a number of factors, agreed that following the Company's substantial interim nine-month dividend payment, it would not recommend to the annual general shareholders meeting any further dividends for 2003.

The proposed slate of nominees does not include any members of the executive management of YUKOS. Simon Kukes, Chairman of the Board and CEO of YUKOS Oil Company is not proposed to be re-nominated as a member of the Board of Directors, but will continue in his executive role as CEO.

Mr. Kukes said: "The practice of not having YUKOS executives on the Board of Directors is another example of the Company's commitment to internationally recognized procedures of good corporate governance. The nominees for directors include individuals who have extensive experience within or related to the international oil industry and others who are respected for their contribution to the Russian economy. I commend the nominees to the annual shareholders meeting."

The Board also reviewed nominees for the Board of Directors of YUKOS Oil Company proposed by shareholders. The nominees to be considered by shareholders at the annual shareholders meeting scheduled for June 24 are:

- Viktor Geraschenko - member of the State Duma of the Russian Federation
- Yuri Golubev - independent consultant
- Francois Buclez - Director, GM Investment & Co. Ltd.
- Raj Kumar Gupta - independent consultant
- Jacques Kosciusko-Morizet - Manager, Kajis-Sari–

- Alexei Kontorovich - Director, Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
- Edgar Ortiz - adviser to the CEO of Halliburton
- Sarah Carey - Attorney at Law; Partner, Squire, Sanders & Dempsey LLC
- Bernard Loze - President, Loze & Associes
- Yuri Pokholkov - Rector, Tomsk Polytechnic University
- Michel Soublin - Treasurer, Shlumberger Limited

The Board of Directors also unanimously supported YUKOS management in vigorously defending the company against any claims by the Russian Tax Service for illegal retrospective taxes, surcharges and fines.

YUKOS receives notice of potential event of default from syndicated lenders

Moscow April 26, 2004 - YUKOS Oil Company announced today that it had received a notice dated 23 April 2004 from the lenders participating in YUKOS' $1 billion pre-export facility secured term loan that the lenders consider that a Potential Event of Default has occurred. The Potential Event of Default notice relates primarily to the tax claim for RUB 99,375,538,234 filed against YUKOS on 14 April 2004 and the order granted by the Moscow Arbitration Court dated 15 April 2004 prohibiting YUKOS from disposing of or encumbering its asserts. The notice provides that YUKOS and associated companies may continue their export trading activities related to the loan without restriction, but that the lenders may exercise their rights with respect to certain bank accounts over which security has been granted in favor of the lenders at their discretion in the future. YUKOS has been meeting repeatedly with its lenders and will continue to maintain such discussions and take such actions as it deems appropriate to ensure that all obligations under the financing agreements are met.

YUKOS CFO Bruce Misamore said, "This notice by the lending group is a direct result of the actions of the Ministry of Taxes in its attempt to claim taxes, penalty interest, fines and penalties from YUKOS which are not due. The actions of the Ministry of Taxes have reduced, in the view of YUKOS' lenders and credit rating agencies, YUKOS' creditworthiness and have also caused considerable anxiety to a number of the largest financial institutions in the world."

Societe Generale S.A. is Co-ordinating Bank, Facility Agent and a Mandated Lead Arranger for the facility. Mandated Lead Arrangers for the facility are Citibank N.A., Commerzbank AG, Credit Lyonnais S.A., Deutsche Bank AG, HSBC Bank Plc, ING Bank N.V., KBC Bank N.V., BNP Paribas, and UFJ Bank Nederland N.V. Passport banks are JSC Bank Societe General Vostok (Moscow), Commerzbank (Eurasija) SAO (Moscow) and Credit Lyonnais Rusbank Societe Anonyme (Moscow).

Statement by YUKOS Oil Company

Moscow, 19 April 2004. - In relation to the Judgement by the Arbitration Court of Moscow of 15 April 2004 on application of the security measures under the claim by the Ministry on Taxes and Duties to the YUKOS Oil Company, the YUKOS Oil Company management finds it appropriate to make the following statement.

In the current situation the YUKOS Oil Company Management realizes the responsibility it has towards various territories of Russia in ensuring uninterrupted supply of oil products at the moment of commencement of the seedage, towards the Government of the Russian Federation in guaranteeing energy security of the country, towards the partners of the company in strict performance of all of its contractual obligations.

Therefore, the YUKOS Oil Company management is undertaking all possible measures to prevent disruption of production and finance operation of the Company.

The YUKOS Oil Company management will use its best efforts for the successful performance of the 2004 production targets by all of its divisions and units.

The YUKOS Oil Company will make every step possible to prevent delays in payments of salaries and in financing social and charity programs.

YUKOS RECORDS STRONG RESERVE REPLACEMENT IN 2003

Moscow, April 15, 2004. YUKOS Oil Company today announced that it replaced 338% of its production in 2003 and increased its proved oil and gas reserves to 16.0 billion barrels of oil equivalent on a SPE basis. On a SEC basis YUKOS replaced 420% of its production and increased its proved oil and gas reserves to 13.0 billion barrels of oil equivalent. Crude oil proved reserves life* was 25 years on a SPE and 20 years on a SEC basis as of December 31, 2003.

"YUKOS' oil and gas reserves continue to be a competitive advantage for the company and will enable the company to remain the largest Russian oil producer. YUKOS' record high capital expenditures level during 2004 is targeted not only to meet our 90 million tons production target, but also to continue to maintain a high level of reserves replacement», said YUKOS' Chairman and CEO Simon Kukes.

DeGolyer and MacNaughton, YUKOS' independent petroleum engineering consultants, completed their appraisals of YUKOS' oil and gas reserves as of December 31, 2003 on both a Society of Petroleum Engineers (SPE) basis, as well as on a U.S. Securities and Exchange Commission (SEC) basis. Reserve information in this press release includes reserves recoverable up to as well as beyond the current license expiration dates as management believes that the

* Reserves as of December 31, 2003 divided by production for the year 2003.

licenses may be extended at the initiative of the company. Reserves numbers provided in this press-release do not include reserves of Sibneft Oil Company, a 92% - owned subsidiary of YUKOS.

On a SPE basis, YUKOS consolidated subsidiaries' crude oil, condensate and natural gas liquids net proved reserves were 2.014 billion metric tons (14.709 billion barrels) at the end of 2003 compared to 1.891 billion metric tons (13.734 billion barrels) at the end of 2002, an increase of approximately 7.1%. Net proved reserves of gas increased from 220 billion cubic meters (7.771 trillion cubic feet) at the end of 2002 to 225 billion cubic meters (7.936 trillion cubic feet) at the end of 2003, an increase of approximately 2.1%. On a BOE (barrels of oil equivalent) basis, YUKOS consolidated subsidiaries' oil and gas net proved reserves increased from 15.0 billion barrels at year-end 2002 to 16.0 billion barrels at year-end 2003.

Probable reserves of crude oil, condensate and natural gas liquids of YUKOS consolidated subsidiaries on a SPE basis were 0.979 billion metric tons (7.221 billion barrels) at the end of 2003 compared to 1.138 billion metric tons (8.263 billion barrels) at the end of 2002. The decrease in probable reserves is attributable to probable reserves moving into the proved category during 2003. Probable reserves of gas were 461 billion cubic meters (16.288 trillion cubic feet) at the end of 2003 compared to 250 billion cubic meters (8.840 trillion cubic feet) at the end of 2002. Possible reserves of crude oil, condensate and natural gas liquids on a SPE basis were 1.080 billion metric tons (8.031 billion barrels) at the end of 2003 compared to 0.910 billion metric tons (6.265 billion barrels) at the end of 2002. Possible reserves of gas were 641 billion cubic meters (22.639 trillion cubic feet) at the end of 2003 compared to 374 billion cubic meters (11.577 trillion cubic feet) at the end of 2002.

On a SEC basis, YUKOS consolidated subsidiaries' crude oil, condensate and natural gas liquids net proved reserves were 1.620 billion metric tons (11.833 billion barrels) at the end of 2003 compared to 1.438 billion metric tons (10.453 billion barrels) at the end of 2002, an increase of approximately 13.2%. Net proved reserves of gas increased from 130 billion cubic meters (4.579 trillion cubic feet) at the end of 2002 to 197 billion cubic meters (6.966 trillion cubic feet) at the end of 2003, an increase of approximately 52.1%. On a BOE (barrels of oil equivalent) basis, YUKOS consolidated subsidiaries' oil and gas net proved reserves increased from 11.2 billion barrels at year-end 2002 to 13.0 billion barrels at year-end 2003.

<u>Cautionary note to US investors</u> *The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We also publish reserve information using the SPE definition, which is less strict than that of the SEC, in particular, with respect to application of the SEC's "one offset" rule. The SEC has stated that additional reserves that are over and above one offset location from a well can only be claimed if communication between wells can be demonstrated (i.e. where it can be demonstrated with certainty that there is continuity of production whereas the SPE definition allows proved undeveloped reserves to be estimated when there is reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable hydrocarbons at locations beyond direct offsets). Therefore, for SEC reporting*

purposes unless actual wells have been drilled into areas of reserves beyond the one offset location to prove continuity, it is not possible to claim such reserves as proved undeveloped.

Equivalent measurement and rounding. *For crude oil and gas condensate reserves different ton/barrel conversion coefficients were used depending on fluid density for each reservoir. For gas reserves a single coefficient was used, which was 1 barrel of oil equivalent = 6,000 cubic feet of natural gas. Percentage changes were calculated from the data in English units before rounding.*

Net Reserves, SPE basis

	Crude oil and condensate		Natural gas	
	Billions of barrels	Billions of tons	Trillions of cubic feet	Billions of cubic meters
Company's consolidated subsidiaries				
Proved reserves at December 31, 2002	13.734	1.891	7.771	220
Proved reserves at December 31, 2003	14.709	2.014	7.936	225
Probable reserves at December 31, 2003	7.221	0.979	16.288	461
Possible reserves at December 31, 2003	8.031	1.080	22.639	641
Company's interest in equity affiliates				
Proved reserves at December 31, 2002	0.048	0.006	0.990	28
Proved reserves at December 31, 2003	0.195	0.025	2.987	85
Probable reserves at December 31, 2003	0.235	0.030	3.611	102
Possible reserves at December 31, 2003	0.543	0.070	7.401	210

Net proved reserves, SEC basis

	Crude oil and condensate		Natural gas	
	Billions of barrels	Billions of tons	Trillions of cubic feet	Billions of cubic meters
Company's consolidated subsidiaries				
At December 31, 2002	10.453	1.438	4.579	130
At December 31, 2003	11.833	1.620	6.966	197
Company's interest in equity affiliates				
At December 31, 2002	0.048	0.006	0.990	28
At December 31, 2003	0.136	0.018	1.795	51

YUKOS Oil Company CEO, Simon Kukes, issues an open letter to all shareholders

Moscow, April 14, 2004. - The chief executive officer of YUKOS Oil Company, issued, through the Financial Times newspaper, an open letter to all shareholders. The open letter to shareholders from Mr Kukes states:

"It has been almost a year since the acquisition of Sibneft Oil Company by YUKOS Oil Company was agreed and announced. It has been some seven months since this acquisition was completed and money and shares changed hands. It has been 162 days since I was appointed CEO of YUKOS Oil Company.

Many rumours have circulated concerning the status of the acquisition and future of the company including the possibility of a divorce, reversal or other form of break-up. Yet, despite this speculation, no proposal to sell the Sibneft shares owned by YUKOS Oil Company to the former Sibneft principal shareholders has been presented to the Company. This causes uncertainty and is damaging the interests of the company, its employees and all other stakeholders, including every single shareholder.

My responsibility is to all these parties.

I ask any shareholder or other interested party, who feels that final consolidation of our acquisition of Sibneft should not be completed to come forward now and provide concrete proposals for consideration by the Board and due decision by all shareholders.

If no such proposals are received, the Management Board will continue its plan for consolidation.

Yours faithfully,
Simon G. Kukes
CEO
YUKOS Oil Company"

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 26, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "YUKOS-Ladoga" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A26052004.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 26, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Asset" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A26052004.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 26, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Rostov-Terminal" from 0% to 99.99%; message serial number in accordance with FCSM classification – 0400198A26052004

4. Data on the closing dates of the issuer's register: message of April 28, 2004 on the types, categories, series and other identifying characteristics of bearer securities: 1-02-00198-A dated 22.07.2003: 1-02-00198-A-002D dated 22.07.2003; message serial number in accordance with the FCSM classification - 0300198A28042004.

5. Data on presentation to issuer, its subsidiaries or dependent entities of claims which may substantially affect its financial position or business activity: message of April 16, 2004 on the subject and the amount of claim: On 16 April 2004, the Order of Execution dated 16 April 2004 was served upon the Open Joint Stock Company "NK YUKOS". The Bailiff's Order was drafted based on the Writ of Execution issued by the Arbitration Court of Moscow. The Writ of Execution was issued pursuant to the Ruling dated 15 April 2004 of the Arbitration Court of Moscow, which Ruling was passed upon request of the Taxes and Charges Ministry of the Russian Federation ("the Ministry") regarding the application of measures to secure the Ministry's claim for recovery of taxes, penalties and fines from OAO NK YUKOS pursuant to the Ministry's Resolution dated 14 April 2004 No. No. 14-3-05/1609-1 based on the results of the second tax audit of the Open Joint Stock Company "NK YUKOS" for the year 2000. The Resolution provides for the assessment of a total of RUR 99,375,538,234.4 in taxes, penalties and fines (the principal amount of RUR 47,989,241,953 in taxes, RUR 32,190,599,501 in penalties, a total of RUR 80,179,841,454, RUR 19,195,696,780 in tax sanctions). Possible consequences which may occur if the claim is settled: Pursuant to the Bailiff's Order OAO NK YUKOS is forbidden to dispose of, or encumber in any way, any of its property, including shares

(including the ban on transferring its securities to any trustee or nominee), participation interests in the charter capital of any other legal entity, and securities, except for the main types of products produced by OAO NK YUKOS; message serial number in accordance with the FCSM classification - 0300198A16042004.

6. Data on changes in the list of shareholders of the Company which have 5 and more percent of ordinary shares: message of April 13, 2004 on change of a share of the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" (legal entity which is a nominal holder of shares in the Open Joint Stock Company "NK YUKOS") in the Company's charter capital from 10,0099% to 9,9137 %; message serial number in accordance with the FCSM classification - 0300198A13042004.

7. Data on changes in the list of shareholders of the Company which have 5 and more percents of ordinary shares: message of April 02, 2004 on change of a share of the Limited Liability Company "Deutsche bank" (legal entity which is a nominal holder of shares in the Open Joint Stock Company "NK YUKOS") in the Company's charter capital from 40,2271% to 40,2614 %; message serial number in accordance with the FCSM classification - 0300198A02042004.

Annex 2

Minutes of voting at Board of Directors meeting of YUKOS Oil Company

The date of holding issuer's Board of Directors meeting: 28.04.2004

The content of the resolutions passed by issuer's Board of Directors:

Resolutions relating to the convention of the annual general meeting of issuer's shareholders, including the approval of the agenda of the general meeting of issuer's shareholders, and the recommendations as to the size of the dividend payable on issuer's shares and the manner of payment thereof:

The annual general meeting of OAO NK YUKOS' shareholders is to be recommended to approve the balance sheet (RPBU) and the annual financial statements, including the Profit and Loss Account of OAO NK YUKOS for the financial year 2003.

The annual general meeting of OAO NK YUKOS' shareholders is to be recommended to approve the distribution of profit based on the results of the financial year 2003, providing for the allocation of OAO NK YUKOS' 2003 undistributed profit in the amount of RUR 6,664,540,000 to OAO NK YUKOS' Production Financial Support Fund.

The annual general meeting of shareholders is to be recommended to pass the following resolution:
"To approve the distribution of OAO NK YUKOS' profit and losses based on the results of the financial year 2003. No dividends are to be paid on ordinary shares in OAO NK YUKOS based on the results of the financial year 2003".

The annual general meeting of shareholders is to be requested to approve the audit firm Closed Joint Stock Company PricewaterhouseCoopers Audit as OAO NK YUKOS' auditor for the financial year 2004 with regard to Russian and international standards.

The annual general meeting of shareholders is to be recommended to approve the amount of compensation to the members of the Board of Directors and the reimbursement of expenses associated with the members of OAO NK YUKOS' Board of Directors performing their official duties in 2004 and 2005, a total of USD 2 million.

At the request of Hulley Enterprises Limited, represented by Ms. Heleni D. Clarke and Ms. Kiriaki Capnula Casulidu, acting under the Articles of Association as a shareholder owing no less than 2 per cent of ordinary registered shares in OAO NK YUKOS, to add the following persons to the list of nominees for the election of OAO NK YUKOS' Board of Directors at the annual general meeting of shareholders:

1. Viktor Vladimirovich Gerashchenko
2. Yuri Aleksandrovich Golubev
3. Alexei Emilievich Kontorovich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques
8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Yuri Petrovich Pokholkov

At the request of Hulley Enterprises Limited, represented by Ms. Heleni D. Clarke and Ms. Kiriaki Capnula Casulidu, acting under the Charter as a shareholder owing no less than 2 per cent of ordinary registered shares in OAO NK YUKOS, to add the following persons to the list of nominees for the election OAO NK YUKOS' Audit Commission at the annual general meeting of shareholders:

1. Antonina Borisovna Murashova
2. Yelena Vladimirovna Britkova
3. Margarita Osvaldovna Serzhanova

On the holding of the annual general meeting of OAO NK YUKOS' shareholders in 2003:

1. To convene the annual general meeting of OAO NK YUKOS' shareholders (hereinafter – "the meeting")

on 24 June 2004 at: ***Conference Hall, Hotel Radisson-Slavyanskaya, 2 Europe Square, Moscow, 121059.***

The meeting is to open at ***11:00 am.*** Beginning of registration – ***from 9:30 am.***

2. Form of convention: meeting (joint presence of shareholders to discuss the agenda and decide upon the issues put to the vote, with an option to vote *in absentia*).

3. To approve the following agenda of the meeting:

1. *Approval of OA NK YUKOS' 2003 Annual Report.*
2. *Approval of the annual financial statements, including the Profit and Loss Account, of OAO NK YUKOS for the financial year 2003.*
3. *Approval of the distribution of OAO NK YUKOS' profit for the financial year 2003, including payment of dividends on OAO NK YUKOS' ordinary shares, and OAO NK YUKOS' losses for the financial year 2003.*
4. *Election of the Board of Directors of OAO NK YUKOS.*
5. *Election of the Audit Commission of OAO NK YUKOS.*
6. *Approval of the auditor of OAO NK YUKOS for the financial year 2004.*
7. *Approval of the total amount of compensation and the reimbursement of expenses to the members of OAO NK YUKOS' Board of Directors for 2004 and 2005.*

4. To set **8 May 2004** as the date of drafting the list of persons entitled to attend the Meeting.

5. To appoint the Secretariat of the Meeting composed of: S.P. Bakhmin and A.A. Gavrilov.

6. To vest the special registrar ZAO M-Reyestr with the functions of the Counting Commission of the annual General Meeting of OAO NK YUKOS' shareholders.

7. To direct the special registrar ZAO M-Reyestr to send each person mentioned on the list of persons entitled to attend the Meeting a notice of the Meeting and the voting ballots relating to the agenda via registered letter on or before **3 June 2004.**

8. To set **21 June 2004** as the last day of acceptance of shareholders' absentee ballots to be counted towards the quorum of the Meeting and the voting results.

9. To approve the form and the text of the notice of the Meeting and the voting ballots with respect to the agenda of the Meeting (Annexes 3 and 4)

10. To approve the list of materials of the Meeting to be made available to shareholders for their review:

- OAO NK YUKOS' 2003 Annual Report;
- OAO NK YUKOS' 2003 annual financial statements, including the Profit and Loss Account;
- recommendations of the Board of Directors as to the distribution of OAO NK YUKOS' profit for the financial year 2003, including the amount of dividends on ordinary shares in OAO NK YUKOS, and the losses based on the results of the financial year 2003;
- the opinion of the Audit Commission on the results of the audit of OAO NK YUKOS' annual and the accuracy of the data contained in OAO NK YUKOS' Annual Report;
- OAO NK YUKOS' Auditor's statement;
- summary reports on the nominees for the election to the Board of Directors and the Audit Commission of OA NK YUKOS;
- information on written acceptances of the nominees for the election to the Board of Directors and the Audit Commission of OA NK YUKOS;
- a summary report on OAO NK YUKOS" Auditor for the financial year 2004;
- draft resolutions of the Meeting.

11. To establish that shareholders may become familiarized with any materials relating to the agenda of the annual general meeting of OAO NK YUKOS' shareholders beginning from 3 June 2004, on weekdays, from 14:00 till 17:00, at the following addresses:

- 31a Dubininskaya Street, Moscow, tel. 924-50-03, 921-69-35;
- 23 Vavilova Street, Moscow, ZAO M-Reyestr, tel.719-09-45, 719-09-42;
- 3rd Floor, 49 7th Urban District, Nefteyugansk, tel. (34612) 3-02-75, 3-02-73;
- 145 Kuibysheva Street, Samara, tel.(8462) 39-94-80;
- 23 Burovikov Street, Strezhevoy, Tomsk Region, tel. (38259) 6-95-36, 6-96-34, 6-95-35.
- Room 419, 24 Ushaika River Embankment, Tomsk, tel.(3822) 27-53-87;
- Office 31, 7 Gagarina Street, Abakan, tel. (39022) 4-77-66;
- Site 1445, Company Office, OAO ANKhK, Angarsk, transportation: tram No. 5, route taxis Nos. 10, 20, buses Nos. 10, 6U to the stop OAO ANKhK Directorate, Office 512, tel.(3951) 57-87-42, 57-89-57, 57-60-66;
- Office 102, OAO ANPZ VNK Office Building, Achinsk-14, tel. (39151) 5-36-21, 5-38-03, as well as Lobby, 83 Kirova Street, Achinsk, tel.(39151) 5-05-40;
- Hallway, 16 Pobedy Street, Belgorod, tel. (0722) 33-57-69, 32-69-12;
- Office 1, OAO BNP Office Building, Industrial Site, Settlement of Padun, Bratsk-34, tel.(3953) 36-48-74, 32-37-45;
- Typewriters' Bureau Room, 48 S Perovskoy Street, Bryansk, tel. (0832) 64-44-87, 64-42-79;
- Lobby on 10th Floor, 4 Kirova Street, Voronezh, tel. (0732) 77-60-24;
- Room 403, 5 Oktyabrskoy Revolutsii Street, Irkutsk, tel. (3952) 34-26-88;
- Property Management Office, 102 Gagarina Street, Lipetsk, tel.(0742) 36-87-36;
- Room 205, Trade Union Committee Building, OAO Novokuibyshevsk Oil Refinery, Novokuibyshevsk, tel. (84635) 3-41-79, 3-43-95.
- 40 Mayakovskogo Street, Oryol, tel. (0862) 75-20-22;
- 104 Neitralnaya Street, Penza, tel.(8412) 59-39-28, 59-39-14;
- Hallway, 1st Floor, 72 Galaktionovskaya Street, Samara, tel. (8462) 32-41-74, 33-77-53;
- Office 213, 13 Kishinyovskaya Street, Samara, tel. (8462) 77-36-63, 77-30-54;
- Conference Hall, 6th Floor, 185 Lermontova Street, Stavropol, tel. (8652) 26-66-77;
- Central Bank Relations Office, Capital Construction Dept. Building, Factory Administration Building Hallway, 1 Astrakhanskaya Street, Syzran, tel. (84643) 6-54-56, 595-31-36.

- Visitors' Room, 9a Pionerskaya Street, Tambov, tel. (0752) 75-10-13;
- Office 10, 30 Pushkina Street, Tomsk, tel.(3822) 65-25-18;
- Office 5, 1 Zaovrazhnaya Street, Ulan-Ude, tel. (3012) 29-80-13;
- Room 12, 91 Tolstogo Street, Ulyanovsk, tel. (8422) 31-88-65;
- Hallway, Unnumbered Building (petroleum depot), Engelsa Street, Khanty-Mansiisk, tel. (34671) 3-37-57;

as well as on **24 June 2004** – at the place of the Meeting.

12. To establish that in the event of an absentee vote any ballots completed and signed by shareholders should be received by OAO NK YUKOS' registrar performing the functions of the Counting Commission ***on or before 21 June 2004*** at ***ZAO M-Reyestr, 23 Vavilova Street, Moscow, 117312.***

13. To approve the terms and conditions of the supplementary agreement to the Shareholders' Registry Services Contract between OAO NK YUKOS and ZAO M-Reyestr (dated 01.12.1997 No. 45/97) regarding the preparation for the annual general meeting of OAO NK YUKOS' shareholders and the performance by the Counting Commission of its functions according to the draft Agreement (Annex 5).

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. - managing company of the
"YUKOS" Oil Company" OJSC
V.E. Tishchenkov

Annex 3

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Statement by YUKOS oil company in connection with the court decision on collection of additional profit tax for the year 2000

Moscow, May 27, 2004 - On 26 May 2004, the Arbitration Court of Moscow (Judge A.A. Grechishkin) handed down a decision on collecting from OAO NK YUKOS additional profit tax in respect of the year 2000, together with penalties and fines, in the amount of RUR 99.4 billion (US$ 3.4 billion) based on the claim filed by Russia's Tax Ministry. In view of the decision, Oil Company YUKOS, addressing more than 60,000 of its shareholders and 105,000 of its employees, considers it necessary to make the following statement.

Being a good taxpayer, NK YUKOS confirms its readiness to do everything that may be necessary to comply with the requirements of the government agencies, if a higher court upholds the legality of the Arbitration Court decision of 26 th May 2004.

Being responsible to the Company's employees, Board of Directors and all the Company's shareholders for maintaining the Company's job positions, property and financial stability, NK YUKOS' management deems it necessary to explain that:

1. In accordance with NK YUKOS' corporate governance policy the Company has always informed its shareholders of any risks, including those arising from certain features of the Russian tax laws. The Company's management closely analyzed NK YUKOS' taxpaying practice, which existed in 2000 and in other periods, and did not discover any risk of non-payment of taxes in excess of the equivalent of US$ 3 billion in 2000. All the taxes paid by the Company in 2000 amounted to the equivalent of US$ 1.922 billion. During that period, as well as in the next two years, NK YUKOS was Russia's third largest taxpayer by the amount of taxes paid after RAO Gazprom and OAO LUKOIL, with NK YUKOS paying slightly less than the latter (thus, between 2000 and 2003 with NK YUKOS' revenues being 26% less it paid only 8% less taxes in absolute terms). NK YUKOS shares the lead with LUKOIL by the amount of taxes paid per ton of produced oil, and YUKOS' taxes to revenues ratio (30-32%) has always been on the level with the average

industry figures.

In view of the foregoing, we cannot find any explanation for the fact that after three years of numerous inspections and the PriceWaterhouseCoopers audit the government agency has found, and the court after a short trial has confirmed, outstanding tax arrears to the federal budget exceeding twice the average industry figures. According to the tax service and the court, YUKOS should have paid 59% of its sales revenues or 107% of its profit confirmed by the international auditor as profit tax in 2000.

2. If a higher court recognizes NK YUKOS' obligation to pay RUR 99.4 billion, US$ 800 million in liquid funds currently available to the Company might be applied to this end. The expected volume of the Company's liquid funds according to the results of the 2 nd Quarter of 2004 is up to US$ 1,100 to 1,200 million. If the court agrees to such a manner of payment, the Company will be able to pay no more than 60 to 70% of the volume in the 3 rd and the 4 th Quarters.

   At present, the Company is under an injunction prohibiting it to sell any of its property, including the shares owned by the Company. Until the injunction is lifted, the Company is unable to sell its assets in order to obtain liquid funds. Consequently, if the Tax Ministry's efforts continue, we are very likely to enter the state of bankruptcy before the end of 2004.

   We must inform our creditors and shareholders of this in advance.

3. We must also inform the Company's shareholders and creditors of the Federal Tax Service's inquiry into NK YUKOS' 2001 tax payments. We foresee the risk of the Company being presented with claims similar to those discussed above.

4. As of today, the Company has not entered into any negotiations with its shareholders or any persons interested in buying new shares in order to cover the expected deficit of liquid funds in the case the court decision is upheld. We only know that no proposals with regard to the matter discussed above have been received by the Company's Board of Directors from NK YUKOS' major shareholders (Group MENATEP and Millhouse Group).

5. Acting in the interests of all its shareholders, the Company will appeal against the decision dated 26 May 2004 of the Arbitration Court of Moscow and will use its best efforts to perform its obligations to its employees, shareholders, partners and customers.

Statement by YUKOS Oil Company

Moscow, May 26, 2004 - In view of today's ruling of the Moscow Arbitration Court to claim from YUKOS over 99 billion Rubles in taxes, penalties and fines for the year 2000, the Company deems it necessary to announce the following.
The court ruling passed with numerous violations of procedural norms, as well as the decision of the Tax Ministry dated 14 April 2004, are ungrounded and selective.

The court ruling has not come into effect, and the Company will undoubtedly file a complaint against it, since the Company is absolutely confident that it has always paid all taxes in good faith and in accordance with the existing legislation of the Russian Federation.

The Company believes that today, a legal precedent, which is exceptionally dangerous for the entire Russian economy, was created whereby YUKOS was made liable for third parties' taxes.

In YUKOS' opinion, the Tax Ministry's actions and the Arbitration Court's ruling, blatantly infringing legislative norms, including the expired term of levying fines for non-existent tax violations, are aimed at destroying one of the largest and most successful companies in Russia.

These actions prove that the so-called "YUKOS case" is clearly politically motivated, which was acknowledged, in particular, by official representatives of the Parliamentary Assembly of the Council of Europe.

Recognizing its responsibility to the employees, shareholders, partners and clients, YUKOS will make every effort towards fulfillment of all its obligations.

YUKOS receives notice of potential event of default related to $1.6 billion facility

Moscow, May 19, 2004 -YUKOS Oil Company announced today that it had received a notice related to YUKOS' $1.6 billion pre-export facility secured term loan that it was considered by the lender that a Potential Event of Default has occurred.

The lender under the loan has approved that Yukos and associated companies continue their export trading activities related to the loan without restriction, but it may exercise its rights with respect to certain bank accounts over which security has been granted in its favor at its discretion in the future.

The Potential Event of Default notice relates primarily to the tax claim for RUB 99,375,538,234 filed against YUKOS dated 14 April 2004 and the order granted by the Moscow Arbitrazh Court dated 15 April 2004 prohibiting YUKOS from disposing of or encumbering its assets, not involved in the core business of the company.

YUKOS had received a similar notice earlier from the lenders under its $1 billion syndicated pre-export facility secured term loan. The $1.6 billion facility has virtually identical terms and conditions as the $1 billion facility.

YUKOS' PRODUCTION UP 9.3% IN THE FIRST QUARTER OF 2004

Moscow, May 17, 2004. YUKOS Oil Company today released its preliminary consolidated operating results for the first quarter of 2004.

YUKOS' production was 21.1 million metric tons (154.3 million barrels) of crude oil and gas condensate, including 0.4 million metric tons (3.0 million barrels) of YUKOS' interest in the production of equity affiliates in the first quarter of 2004, which is 9.3% more than in the corresponding period of 2003. Refinery throughput increased by 6.4% in the first quarter of 2004 to 9.8 million metric tons (71.9 million barrels).

Gas production was 1.8 billion cubic meters (63.1 billion cubic feet), including 0.4 billion cubic meters (14.6 billion cubic feet) from YUKOS' interest in production of equity affiliates in the first quarter of 2004, which is 18.6% more than in the first quarter of 2003.

International sales of crude oil were 11.9 million metric tons (86.7 million barrels), an increase of 21.1% over the same period in 2003. Excluded from international sales of crude oil were 2.0 million metric tons (14.9 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta as well as other intercompany sales in the first quarter of 2004. International sales of petroleum products were at a level of 4.8 million metric tons (35.9 million barrels) in the first quarter of 2004, which is 25.2% higher than in the first quarter of 2003. Sales of petroleum products on the Russian domestic market in the first quarter of 2004 were 4.0 million metric tons (30.7 million barrels), which is 10.4% lower than in the same period of 2003.

In the first quarter of 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 13.5 million metric tons (99 million barrels), an increase of 20.3% over the same period in 2003. Exports of petroleum products outside the territory of the Russian Federation were 2.9 million metric tons (20 million barrels) in the first quarter of 2004, an increase of 25.7% over the same period in 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.84% in the first quarter of 2004, compared to 60.70% in the first quarter of 2003. Excluding Mazeikiu Nafta, the light product yield was 58.94% in the first quarter of 2004 and 57.74% in the first quarter of 2003.

YUKOS drilled 154.7 thousand meters of production wells in the first quarter of 2004, compared to 223.5 thousand meters in the first quarter of 2003 excluding YUKOS' interest in equity affiliates, with more drilling anticipated in the second half of 2004. Placed on stream in the first quarter of 2004 were 61 new wells compared to 71 in the first quarter of 2003 excluding YUKOS' interest in equity affiliates.

The above operational data for the first quarter 2004 does not include operational results of OAO Sibneft. YUKOS completed the acquisition of 92% of OAO Sibneft in October 2003, however, Sibneft has not provided YUKOS with the information necessary to consolidate the Sibneft operating results for the first quarter of 2004 and prior periods.

YUKOS preliminary operational results for the first quarter of 2004

	Three months ended March 31,		Three months ended March 31,		Percentage change 2003 to 2004*
	2004	2003	2004	2003	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, incl. equity affiliates	21.1	19.3	154.3	141.1	9.3%
YUKOS stake in crude oil production of equity affiliates	0.4	0.05	3.0	0.4	746.2%
Refinery throughput	9.8	9.2	71.9	67.6	6.4%
Crude and oil product sales	20.8	18.2	153.6	135.6	13.9%
International sales of crude oil	11.9	9.8	86.7	71.6	21.1%
International sales of oil products	4.8	3.9	35.9	29.1	25.2%
Domestic oil product sales	4.0	4.5	30.7	34.2	-10.4%
Exports of crude oil	13.5	11.3	99.0	82.3	20.3%
Exports of oil products	2.9	2.3	20.4	16.6	25.7%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.
** Exports of crude oil and petroleum products means sales made by YUKOS companies domiciled in Russia to both third party companies and YUKOS companies domiciled outside Russia. International sales of crude oil and petroleum products means sales made by all companies included in YUKOS consolidated US GAAP financial statements to entities outside the territory of the Russian Federation.

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Khakas-Terminal" from 92.96% to 100%; message serial number in accordance with FCSM classification – 0400198A09062004.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Bryansk-Terminal M" from 54.48% to 100%; message serial number in accordance with FCSM classification – 0400198A09062004.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Penza-Terminal" from 77.06% to 100%; message serial number in accordance with FCSM classification – 0400198A09062004.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Priokskii-Terminal" from 33.76% to 100%; message serial number in accordance with FCSM classification – 0400198A09062004.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Belgorod-Terminal" from 41.11% to 100%; message serial number in accordance with FCSM classification – 0400198A09062004.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "U-Tver" from 99% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Energoservice" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Tambov-Terminal" from 73.65% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "NBA-Service" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Mytischi Fuel Company" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "MAGIS" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Contract Oil" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

13. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "AgroNefteProduct" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Financial and Industrial Company "Kedr-M" from 0% to 100%; message serial number in accordance with FCSM classification – 0400198A11062004.

15. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 21, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Lipetsk-Terminal.M" from 61.50% to 100%; message serial number in accordance with FCSM classification – 0400198A21062004.

16. Data on fact(s) which caused a one-off increase of more than 10 percent in issuer's net profit or net losses: The financial results in the 2nd Quarter of 2004 changed due to the fact that the arrears, penalties and fines levied as a result of the 2000 financial audit of OAO YUKOS Oil Company were reflected in the financial statements, message on July 30, 2004, issuer's net profit value in the 1st Quarter of 2004: RUR 2,403,890 thousand; issuer's net profit value in the 2nd Quarter of 2004: RUR -79,998,770 thousand; change in issuer's net profit: in absolute terms: RUR 82,402,660 thousand, in percents: cannot be determined; message serial number in accordance with FCSM classification – 0400198A30072004.

17. Data on fact(s) which caused a one-off decrease of more than 10 percent in issuer's net assets: Writing off of additional paid-in capital due to the fact that the additional issue of OAO YUKOS Oil Company shares (state registration number 1-02-00198-A-002D, dated 22.07.2003) was held invalid, message on July 30, 2004, issuer's net assets value in the 1st Quarter of 2004: RUR 277,249,433 thousand; issuer's net assets value in the 2nd Quarter of 2004: RUR - 61,569,876 thousand; change in issuer's net assets: in absolute terms: RUR 338,819,309 thousand, in percents: cannot be determined; message serial number in accordance with FCSM classification – 0400198A30072004.

Annex 2

Minutes of voting at Annual General Meeting of Shareholders

Code of material fact: **1000198A25062004**
Internet address used by issuer for publication of material fact notices: **www.yukos.ru**
Name of periodical print publication used by issuer for publication of material fact notices: **"Rossiiskaya Gazeta", "Supplement to Securities Market Federal Commission Newsletter"**

Type of general meeting: **Annual general meeting of OAO Yukos Oil Company shareholders**

Form in which general meeting is held: **Annual general meeting of shareholders of the open joint stock company Yukos Oil Company (OAO Yukos Oil Company, "the Company") of 26 Lenina Street, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation, held in the form of joint presence of shareholders with a possibility of voting ballots being forwarded to shareholders in advance.**

Date and place of general meeting: **24.06.2004, Conference Hall, Radisson-Slavyanskaya Hotel, 2 Evropy Square, Moscow.**

Mailing address to which completed voting ballots were sent: **ZAO M-Reyestr, 23 Vavilova Street, Moscow 117312.**

Quorum at general meeting: **In accordance with the list of persons entitled to participate in the Annual General Meeting of Shareholders of the open joint stock company "YUKOS Oil Company", which is based on the data from the Yukos Oil Company shareholders registry as of 8 May 2004, the total number of votes held by shareholders holding voting shares of the open joint stock company "YUKOS Oil Company" (persons included in the list of persons entitled to participate in the extraordinary General Meeting of shareholders) with the entitlement to vote on questions 1 to 3 and 5 to 7 on the agenda is 2,700,358,812 and with the entitlement to vote on question 4 on the agenda (cumulative voting) – 29,703,946,932.**
As at 11:00 am, at the annual general meeting of YUKOS Oil Company shareholders present were shareholders who in aggregate held 1,755,407,824 votes on questions 1 to 3 and 5 to 7, and 19,309,486,064 votes on question 4 (cumulative voting), i.e. 65.01% of the total number of votes of the shareholders holding voting shares of the open joint stock company "YUKOS Oil Company" (persons included in the list of persons entitled to participate in the annual general meeting of shareholders) with the entitlement to vote on all the business on the agenda
At the time the Meeting was declared opened, quorum existed with regard to all the business on the agenda.

The questions put to the vote and the results of the voting thereon. The wording of the resolutions passed in General Meeting:

<u>Question 1</u>: **Approval of the 2003 Annual Report of OAO YUKOS Oil Company**

The following draft resolution is put to the vote: To approve the 2003 Annual Report of OAO YUKOS Oil Company.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 1 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 1 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 1.

The number of votes cast in favor of each option with regard to the first question on the agenda:

"FOR" 1,475,973,315 votes (83.93 %)

"AGAINST" 6,248,297 votes (0.36 %)

"ABSTAINED" 5,156,718 votes (0.29 %)

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 769,763.

The following resolution has been carried on the results of the vote:

To approve the 2003 Annual Report of OAO YUKOS Oil Company.

Question 2: Approval of the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company.

The following draft resolution is put to the vote: To approve the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 2 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 2 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 2.

The number of votes cast in favor of each option with regard to the second question on the agenda:

"FOR" 1,475,069,900 votes (83.88 %)

"AGAINST" 6,675,296 votes (0.38 %)

"ABSTAINED" 5,481,817 votes (0.31 %)

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 906,630.

The following resolution has been carried on the results of the vote:
To approve the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company.

Question 3: **Approval of the distribution of OAO YUKOS Oil Company's 2003 profit, including the payment of dividends on OAO YUKOS Oil Company ordinary shares, and OAO YUKOS Oil Company's 2003 losses.**

The following draft resolution is put to the vote: To approve the distribution of OAO YUKOS Oil Company's 2003 profit and losses. To refrain from paying any dividends on OAO YUKOS Oil Company ordinary shares for the financial year 2003.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 3 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 3 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 3.

The number of votes cast in favor of each option with regard to the third question on the agenda:

«FOR» 1,477,240,698 votes (84.00 %)
«AGAINST» 6,955,987 votes (0.40 %)
«ABSTAINED» 3,015,701 votes (0.17 %)

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 921,331.

The following resolution has been carried on the results of the vote:

To approve the distribution of OAO YUKOS Oil Company's 2003 profit and losses. To refrain from paying any dividends on OAO YUKOS Oil Company ordinary shares for the financial year 2003.

Question 4: **Election of the Board of Directors of OAO YUKOS Oil Company.**

The following draft resolution is put to the vote:
To elect the Board of Directors of OAO YUKOS Oil Company consisting of 11 persons from among the following candidates:

1. Gerashchenko Viktor Vladimirovich
2. Golubev Yury Aleksandrovich
3. Kontorovich Aleksei Emilievich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques

8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Pokholkov Yuriy Petrovich

The Company's Board of Directors (Supervisory Board) is elected by cumulative voting.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 4 on the agenda is 29,703,946,932. The number of votes of the persons who participated in the general meeting of shareholders with regard to question 4 on the agenda is 19,345,036,315, i.e. 65.13% of the total number of votes. The quorum exists with regard to question 4.

The number of votes cast in favor of each of the candidates by the persons participating in the general meeting of shareholders who chose to vote "**FOR**":

Gerashchenko Viktor Vladimirovich	**1,488,745,726**
Golubev Yury Aleksandrovich	**1,476,683,400**
Pokholkov Yuriy Petrovich	**1,473,365,955**
Kontorovich Aleksei Emilievich	**1,473,179,269**
Soublin Michel	**1,472,824,642**
Buclez François Claude	**1,472,749,848**
Gupta Raj Kumar	**1,472,744,471**
Carey Sarah Collins	**1,472,734,569**
Loze Bernard	**1,472,729,126**
Kosciusko-Morizet Jacques	**1,472,723,086**
Ortiz Edgar	**1,472,575,206**
"AGAINST" all candidates:	**198,781**
"ABSTAINED":	**7,277,820**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 34,874,961.

The following resolution has been carried on the results of the vote:

To elect the Board of Directors of OAO YUKOS Oil Company consisting of 11 persons:

1. **Gerashchenko Viktor Vladimirovich**
2. **Golubev Yury Aleksandrovich**
3. **Kontorovich Aleksei Emilievich**
4. **Ortiz Edgar**
5. Soublin Michel
6. **Loze Bernard**
7. **Kosciusko-Morizet Jacques**
8. **Carey Sarah Collins**
9. **Gupta Raj Kumar**
10. Buclez François **Claude**
11. **Pokholkov Yuriy Petrovich**

Question 5: Election of OAO YUKOS Oil Company Audit Commission.

The following draft resolution is put to the vote:
To elect the Audit Commission of OAO YUKOS Oil Company consisting of 3 persons from among the following candidates:

1. Murashova Antonina Borisovna
2. Britkova Yelena Vladimirovna
3. Serzhanova Margarita Osvaldovna

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 5 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 5 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.
The quorum exists with regard to question 5.

The number of votes which were not counted in the determination of the results of the voting in accordance with the requirements of Article 85.6 of the Federal Law "On Joint-Stock Companies" is 0 votes.

The number of votes counted in the determination of the results of the voting on question 5 on the agenda is 1,758,639,665.

The number of votes cast in favor of each option with regard to question 5 on the agenda:
Murashova Antonina Borisovna
The number of votes cast in favor of each option with regard to the above candidate:

"FOR"	**1,473,889,170**	**83.81%**
"AGAINST"	**6,875,616**	**0.39%**
"ABSTAINED"	**3,964,434**	**0.23%**

The number of votes, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 3,356,752.

Britkova Yelena Vladimirovna
The number of votes cast in favor of each option with regard to the above candidate:

"FOR"	**1,474,412,800**	**83.84%**
"AGAINST"	**6,060,134**	**0.34%**
"ABSTAINED"	**5,858,979**	**0.33%**

The number of votes, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 1 765 460.

Serzhanova Margarita Osvaldovna
The number of votes cast in favor of each option with regard to the above candidate:

"FOR"	**1,474,505,198**	**83.84%**
"AGAINST"	**6,060,847**	**0.34%**
"ABSTAINED"	**4,201,259**	**0.24%**

The number of votes, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 3 316 990.

Question 6: Approval of the Auditor of OAO YUKOS Oil Company for the financial year 2004.

The following draft resolution is put to the vote:
To approve the audit firm Closed joint-stock company PricewaterhouseCoopers as the Auditor of OAO YUKOS Oil Company for the financial year 2004 in relation to both Russian and international standards.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 6 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 6 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 6.

The number of votes cast in favor of each option with regard to the sixth question on the agenda:

"FOR"	**1,475,067,691 votes (83.88 %)**
"AGAINST"	**6,537,597 votes (0.37 %)**
"ABSTAINED"	**3,990,487 votes (0.23 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 2,506,938.

The following resolution has been carried on the results of the vote:
To approve the audit firm Closed joint-stock company PricewaterhouseCoopers as the Auditor of OAO YUKOS Oil Company for the financial year 2004 in relation to both Russian and international standards.

Question 7: Approval of the total amount of remuneration and compensation of expenses to be paid to the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005.

The following draft resolution is put to the vote:
To approve the total amount of remuneration to be paid to the members of the Board of Directors and the compensation of their expenses incurred in connection with the performance of their duties as the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005 constituting an equivalent of US$ 2 million.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 7 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 7 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 7

The number of votes cast in favor of each option with regard to the sixth question on the agenda:

"FOR"	**1,474,140,977 votes (83,82 %)**
"AGAINST"	**7,274,004 votes (0,41 %)**
"ABSTAINED"	**4,164,934 votes (0,24 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 2 510 651 голос.

The following resolution has been carried on the results of the vote:
To approve the total amount of remuneration to be paid to the members of the Board of Directors and the compensation of their expenses incurred in connection with the performance of their duties as the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005 constituting an equivalent of US$ 2 million.

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC — V.E. Tishchenkov

Annex 3

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)»

1. Full company name of issuer: Open joint stock company "Oil Company YUKOS"
2. Issuer's address: 26 Lenina Street, Nefteyugansk, Khanty-Mansiisk Autonomous Area - Yugra, 628309, Russian Federation
3. Issuer's taxpayer identification number designated by tax authorities: 8604010486
4. Unique issuer's code designated by registering body: 00198-A
5. Internet address used by issuer for publication of material fact notices: www.yukos.ru
6. The date and the number of the minutes of issuer's Board of Directors meeting: 9.07.2004 г., №120-14
7. The date of the meeting of issuer's Board of Directors: 9.07.2004 г.
8. The content of the resolutions passed by issuer's Board of Directors:

Regarding the issue «**On approval of transactions (commission contracts) between OAO Yukos Oil Company (Commissioner) and OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye relating to foreign market sales of commercial crude oil as transactions in which there is an interest** the following resolution has been passed:

1. To approve in general any transactions or actions performed by OAO Yukos Oil Company (persons designated thereby) as a commissioner involving foreign sales of commercial crude oil in 2004 – 2005, including:
   - any of the Company's transactions (agreements, contracts) with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye as transactions in which OAO Yukos Oil Company is interested, by conferring upon the executive body (management entity) of OAO Yukos Oil Company the authority to amend any terms and conditions of the contract other than those set hereby and to approve the price of services under the said contract based on their market value, in accordance with the following:

Transaction Type	**Yukos' Transaction Counterparty**	**Subject Matter and Material Conditions of Contract**	**Effective Term of Contract**	**Price of Services under Contract**
Commission contract	OAO Samaraneftegaz	2004-2005 foreign sales of commercial crude oil in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 15 million tons	Until 31.12.2005 (inclusive)	The fee is no more than 1,25% (one point twenty-five) of the total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount
Commission contract	OAO Tomskneft VNK	2004-2005 foreign sales of commercial crude oil in the capacity of a	Until 31.12.2005 (inclusive)	The fee is no more than 1,25% (one point twenty-five) of the total amount of the invoice

		commissioner. Approximate delivery volume up to the end of 2005 – 12 million tons		issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount
Commission contract	OOO Zapadno-Malobalykskoye	2004-2005 foreign sales of commercial crude oil in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 1.3 million tons	Until 31.12.2005 (inclusive)	The fee is no more than 1,25% (one point twenty-five) of the total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount
Commission contract	OAO Yuganskneftegaz	2004-2005 foreign sales of commercial crude oil in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 52 million tons	Until 31.12.2005 (inclusive)	The fee is no more than 1,25% (one point twenty-five) of the total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount

2. To approve the abovementioned transactions in accordance with section 2(30) of Article 20 of OAO Yukos Oil Company Charter.
3. To instruct the executive bodies (management entity) of OAO Yukos Oil Company to arrange for the signing on behalf of OAO Yukos Oil Company of commission agreements with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye, and to do all things necessary for the performance of any transactions and actions specified herein, including the obtaining of any necessary permits from government agencies.

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC — V.E. Tishchenkov

Annex 4

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Statement Regarding Exports to China

Moscow, September 20, 2004: YUKOS Oil Company wishes to clarify news reports of changes in its oil exports to China.

YUKOS oil production remains constant.

As of 28 September 2004, Yukos will temporarily suspend a portion of its direct exports to China representing about 1 million tons until the end of 2004. This suspension is due to Yukos's inability to continue pre-financing of exports to China National Petroleum Corporation. YUKOS notified its Chinese partners last week of the export changes.
Yukos will not reduce current production levels, but will redirect these Chinese export volumes into other crude oil marketing channels. Yukos hopes to resume exports to China National Petroleum Corporation as soon as possible.

\- - -

YUKOS announces results of multi-year resources study at Yuganskneftegas

Moscow, September 17, 2004 -YUKOS Oil Company announced today the results of multi-year studies of the Achimov producing horizon (located at depths different from those of previously identified producing horizons in properties of Yuganskneftegas) and the Priobskoye Field. The studies have identified recoverable resources well in excess of the Society of Petroleum Engineers (SPE) proven, probable and possible (3P) reserves that YUKOS has previously disclosed for its Yuganskneftegas subsidiary. The recoverable resources resulting from the studies are estimated to be 74.3 billion barrels (10.1 billion metric tons) greater than the 19.4 billion barrels (2.7 billion metric tons) of 3P reserves identified as of December 31, 2003, for a total new recoverable resources base of 93.7 billion barrels (12.8 billion metric tons) in Yuganksneftegas.

While the amount of incremental resources which may be reflected in YUKOS' reserves calculations for yearend 2004 have not yet been subject to an independent reserves audit by YUKOS' outside reserves auditor, DeGolyer & MacNaughton (D&M), D&M has informed YUKOS that it believes that there are significant potential recoverable resources in Yuganskneftegas beyond those identified in the reserves estimates prepared by D&M as of December 31, 2003.

Based upon initial estimates from the results of the studies, YUKOS believes that a portion of the incremental recoverable resources which have been identified are expected to be reflected in the year-end 2004 SPE proven, probable and possible reserves calculations for Yuganskneftegas. No determination has been made regarding reserves which may be reported in accordance with US Securities and Exchange Commission (SEC) requirements. The incremental recoverable resources estimate described herein includes only liquid hydrocarbons and does not currently reflect any calculations of recoverable resources for associated gas.

Recoverable resources should not be equated to recoverable reserves. The U.S. Energy Information Administration (EIA) describes "recoverable resources" as "a broader category, encompassing estimates of both proved, and undiscovered volumes that would be economically extractable under specified price-cost relationships and technological conditions. By definition, there is a lower level of certainty attached to resource estimates than to proved reserve estimates." The price-cost relationships and technological conditions assumed by YUKOS in determining the amount of recoverable resources do not differ significantly from prevailing market forecasts and conditions. **Recoverable resources is different from the SEC defined reporting for reserves used in YUKOS' US GAAP financial reporting, and from the SPE definitions of proven, probable and possible reserve categories. The actual amount of reserves which are ultimately economically recoverable may differ significantly from the estimate of recoverable resources.**

Summary Table of Revised Recoverable Resources

	Current SPE Total Reserves 12/31/2003*		New Estimate of Recoverable Resources 8/31/2004		Current Production Rate	
	billion barrels	billion metric tons	billion barrels	billion metric tons	barrels per day	tons per day
Priobskoye	7.8	1.1	27.6	3.8	416,000	57,000
Yuganskneftegas Achimov	2.7	0.4	57.2	7.8	90,000	12,000
Remainder of						

Yuganskneftegas	8.9	1.2	8.9	1.2	553,000	76,000
Total	**19.4**	**2.7**	**93.7**	**12.8**	**1,059,000**	**145,000**

* DeGolyer and MacNaughton calculation of Proven, Probable and Possible reserves calculated under SPE definitions, as of December 31, 2003

The new recoverable resources estimate is based upon several years of studies. While YUKOS personnel participated in all aspects of the studies, D&M provided consulting services with respect to the Achimov studies and PetroTel provided consulting services with respect to the Priobskoye studies. These included 3D seismic, advanced well logs and their interpretation, well test analysis and state of the art modeling. D&M is an independent petroleum consulting firm based in Dallas, Texas. PetroTel is an independent petroleum consulting group based in Plano, Texas.

A new resources characterization model completed by PetroTel on its state-of-the-art modeling system GeoPC, with full active participation of YUKOS geologists, petrophysicists and engineers, lead to the revision for Priobskoye. The new Priobskoye model is one of the largest geostatistical models ever completed in the world oil industry with over 34 million grid blocks and 80 vertical layers. The model uses data from 958 active wells, and 143 exploration wells, which were upscaled into YUKOS' dynamic reservoir model with the help of PetroTel's engineers.

YUKOS is currently operating about 500 wells at a number of oilfields in its Yuganskneftegas subsidiary producing approximately 90,000 barrels of oil per day from certain limited areas of the Achimov zone. However, the producibility of the Achimov horizon as a whole has been questionable until now. After developing proprietary fracturing technology for more than 18 months, with the goal of making the Achimov zone produce at commercial rates, YUKOS designed and executed Russia's largest ever fracture job using the highest permeability proppant commercially available anywhere in the world. Comprehensive evaluation of well performance was one of the principal aspects of the analysis which was undertaken to complete the study of the Achimov resources in Yuganskneftegas.

The information with respect to the new recoverable resources estimate has been provided to Dresdner Kleinwort Wasserstein for its review in association with its valuation of Yuganskneftegas under contract with the Russian Federation Ministry of Justice and additionally to other entities which are performing valuations for YUKOS. Revised development plans for Yuganskneftegas properties, as a result of the new resources estimate, have not been presented to the government of the Russian Federation.

\- - -

<u>YUKOS' CRUDE OIL PRODCUTION UP 8.7% IN THE FIRST HALF OF 2004</u>

Moscow, 7 September 2004. YUKOS Oil Company today released its preliminary consolidated operating results for the second quarter and first six months of 2004.

Second Quarter 2004 vs. Second Quarter 2003

YUKOS' production was 21.3 million metric tons (156 million barrels) of crude oil and gas condensate, including 0.4 million metric tons (3.2 million barrels) of YUKOS' interest in production of equity affiliates in the second quarter of 2004, which is 8.0% more than in the corresponding period of 2003. Refinery throughput increased by 7.7% in the second quarter of 2004 to 9.6 million metric tons (70 million barrels).

Gas production increased by 28.9% from 1.15 billion cubic meters (40.7 billion cubic feet) in the second quarter of 2003 to 1.49 billion cubic meters (52.5 billion cubic feet) in the second quarter of 2004, including 0.45 billion cubic meters (15.9 billion cubic feet) of YUKOS' interest in production of equity affiliates.

In the second quarter of 2004 international sales of crude oil were 11.8 million metric tons (86 million barrels), an increase of 3.1% over the corresponding period of 2003. Excluded from the international sales of crude oil were 1.5 million metric tons (11 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta as well as other intercompany sales in the second quarter of 2004. International sales of petroleum products were at a level of 4.6 million metric tons (35 million barrels) in the second quarter of 2004, which is 9.7% higher than in the second quarter of 2003. Sales of petroleum products on the Russian domestic market in the second quarter of 2004 were 4.1 million metric tons (32 million barrels), which is 6.1% lower than in the corresponding period of 2003.

In the second quarter of 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 13.3 million metric tons (97 million barrels), an increase of 7.5% over the second quarter of 2003. Exports of petroleum products outside the territory of the Russian Federation were 3.0 million metric tons (21 million barrels) in the second quarter of 2004, a decrease of 2.8% over the corresponding period of 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 59.73% in the second quarter of 2004, compared to 59.89% in the second quarter of 2003. Excluding Mazeikiu Nafta, the light product yield was 58.65% in the second quarter of 2004, compared to 58.10% in the second quarter of 2003.

YUKOS drilled 227.5 thousand meters of production wells in the second quarter of 2004, 27.5% less than in the second quarter of 2003 excluding YUKOS' interest in equity affiliates. Placed on stream in the second quarter of 2004 were 76 new wells compared to 95 in the second quarter of 2003 excluding YUKOS' interest in equity affiliates.

First Six Months 2004 vs. First Six Months 2003

YUKOS' production was 42.4 million metric tons (310 million barrels) of crude oil and gas condensate, including 0.8 million metric tons (6.1 million barrels) of YUKOS' interest in production of equity affiliates in the first six month of 2004, which is 8.7% more than in the corresponding period of 2003. Refinery throughput increased by 7.2% in the first six months of 2004 to 19.4 million metric tons (142 million barrels).

Gas production increased by 23.1% from 2.66 billion cubic meters (93.9 billion cubic feet) in the first six months of 2003 to 3.27 billion cubic meters (115.6 billion cubic feet) in the corresponding period of 2004, including 0.86 billion cubic meters (30.5 billion cubic feet) of YUKOS' interest in production of equity affiliates.

In the first six months of 2004 international sales of crude oil were 23.6 million metric tons (173 million barrels), an increase of 11.4% over the first six months of 2003. Excluded from the international sales of crude oil were 3.5 million metric tons (26 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta as well as other intercompany sales in the first half of 2004. International sales of petroleum products were at a level of 9.4 million metric tons (71 million barrels) in the first six months of 2004, which is 17.2% higher than in the corresponding period of 2003. Sales of petroleum products on the Russian domestic market in the first six months of 2004 were 7.9 million metric tons (61 million barrels), which is 10.7% lower than in the first six months of 2003.

In the first six months of 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 26.8 million metric tons (196 million barrels), an increase of 13.3% over the first six months of 2003. Exports of petroleum products outside the territory of the Russian Federation were 5.8 million metric tons (42 million barrels) in the first six months of 2004, an increase of 9.4% over the corresponding period of 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.77% in the first six months of 2004, compared to 60.30% in the corresponding period of 2003. Excluding Mazeikiu Nafta, the light product yield was 58.76% in the first six months of 2004, compared to 57.92% in the first six months of 2003.

YUKOS drilled 397.2 thousand meters of production wells in the first six months of 2004, 26.1% less than in the corresponding period of 2003 excluding YUKOS' interest in equity affiliates. Placed on stream in 1 half 2004 were 141 new wells compared to 168 in the first half of 2003 excluding YUKOS' interest in equity affiliates.

All the information provided in the press release does not include Sibneft data.

Table 1: YUKOS preliminary operational results for the second quarter of 2004

	Three months ended June 30		Three months ended June 30		Percentage change 2Q04 to 2Q03*
	2004	2003	2004	2003	
	mln. MT	mln. MT	mln. bbl.*	mln. bbl.*	
Crude oil production, incl. equity affiliates	21.3	19.7	155.7	144.2	8.0%
YUKOS share in crude oil production of equity affiliates	0.4	0.2	3.2	1.4	134.3%
Refinery throughput	9.6	8.9	70.0	65.0	7.7%
Crude and oil product sales	20.5	20.1	153.6	149.0	2.0%

International sales of crude oil	11.8	11.4	86.0	83.4	3.1%
International sales of oil products	4.6	4.2	35.0	30.3	9.7%
Domestic oil product sales	4.1	4.4	32.1	34.3	-6.1%
Export of crude oil	13.3	12.3	96.9	90.2	7.5%
Export of oil products	3.0	3.1	21.2	21.4	-2.8%

Table 2: YUKOS preliminary operational results for the first six months of 2004

	Six months ended June 30		Six months ended June 30		Percentage change 1H04 to 1H03*
	2004	2003	2004	2003	
	mln. MT	mln. MT	mln. bbl.*	mln. bbl.*	
Crude oil production, incl. equity affiliates	42.4	39.0	310.0	285.3	8.7%
YUKOS share in crude oil production of equity affiliates	0.8	0.2	6.1	1.7	258.8%
Refinery throughput	19.4	18.1	142.1	132.6	7.2%
Crude and oil product sales	41.2	38.4	306.4	281.6	7.3%
International sales of crude oil	23.6	21.2	172.7	155.1	11.4%
International sales of oil products	9.4	8.0	71.1	58.4	17.2%
Domestic oil product sales	7.9	8.9	61.1	66.5	-10.7%
Export of crude oil	26.8	23.6	195.9	172.9	13.3%
Export of oil products	5.8	5.3	42.1	39.0	9.4%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

**** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies, which are not included in YUKOS consolidated US GAAP financial statements.**

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Statement of YUKOS Oil Company

Moscow , September 2, 2004. - On August 31, the Basmanny Court of the City of Moscow satisfied the application of the General Prosecutor's Office of Russia to impose a cumulative arrest in the amount of RUR 76 billion on funds currently located in and accruing to the accounts of the main production subsidiaries of YUKOS Oil Company.

The arrest has resulted in the compete blockage of the accounts of Company's subsidiaries and has deprived them of the opportunity to make any payments, including the payment of wages, taxes, and current operating expenses.

As a result of the unprecedented nature of the ruling, YUKOS Oil Company considers itself obliged to make the following statement:

1. The motion was filed in the context of a new criminal case, initiated by an investigator of the General Prosecutor's Office, Y.Tiutiunnik, and is based on the astounding assumption that the funds in the accounts of YUKOS Oil Company's enterprises, belong to a private individual - Irina Golub, General Manager of YUKOS-FBC LLC. As it is legally impossible to file criminal charges against a legal entity, the General Prosecutor's Office has brought an accusation of tax evasion in the entire amount of RUR 76 billion against one person - the manager of the company providing accounting services to subsidiaries of YUKOS Oil Company. Moreover, the investigators believe that the accountant not only evaded taxes but also misappropriated the entire RUR 76 billion. The investigating authorities do not, however, accuse I.Golub of embezzlement but claim that she deposited and kept the money "obtained by crime" on the subsidiaries' accounts.

2. The arrest of accounts paralyzes YUKOS' operations because it makes it impossible for its subsidiaries not only to pay suppliers, vendors and contractors, but also to pay wages to its employees. In the immediate future that decision might serve as the direct cause of increased social tension in the regions of Company's operations. In such case, the responsibility for the possible consequences and halt in production will fully rest on the investigator who applied for the arrest.

3. The arrest of accounts of YUKOS Oil Company's subsidiaries also denies them the ability to pay taxes and other mandatory payments to the budget which seriously impacts the financial condition of the regions of Company's main operations: Samara, Tomsk and Irkutsk Oblasts, Khanty-Mansiisk and Evenkia Autonomous Areas. Also, the uninterrupted supply of fuel and petroleum products to over 40 regions of the Russian Federation will be jeopardized.

4. It is absolutely obvious that individual representatives of the General Prosecutor's Office, seeing that the Company is doing its utmost to repay as soon as possible the entire court-sanctioned tax liability for 2000, are taking measures to obstruct such payment. During the course of July, the Company paid USD 700 million towards its tax liability. By September 1, the amount paid exceeded USD 2 billion, and by mid-September that amount was to have increased to USD 2.5 billion so as to ensure that the Company fully meets by the end of September the budgetary payment obligations imposed by court. YUKOS Oil Company's achievement in complying with the court ruling and the demands of the court bailiffs served to forestall the scenario of a fire sale of the Company's most valuable assets, for example, in the first instance, 'Yuganskneftegas'. The action of the General Prosecutor's Office investigator has actually doubled YUKOS Oil Company's tax liability and blocked the funds of Company's subsidiaries.

5. Being cognizant of its responsibility to the state, employees, shareholders, the regions of Company's main operations, and to all its shareholders, YUKOS' management is resolved to spare no effort to prevent the destruction of the Company and to ensure the speediest repayment of its tax liability for 2000. Meanwhile, all legal means available will be taken both in Russian and international courts in order to protect the Company and thousands of its employees from arbitrary acts of certain officials.

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YUKOS announces reductions in 2004 capital expenditures and deferral of certain monthly tax payments

Moscow, 23 August 2004: YUKOS Oil Company announced that, as a result of certain accounts being inaccessible which denies the Company access to half of its monthly revenues, stringent cash conservation measures have been taken in order to allow it to extend the time it can continue normal operations. The Company will immediately reduce its annual capital expenditures for 2004 and its operating expenditures, including a postponement in social programs and charitable expenditure, by approximately a total of $700 million. It also will defer payment of certain current taxes. The Management stated that as a result of the capital expenditures reduction the annual production target for YUKOS Oil Company will be reduced from 90 million tons to 86 million tons for 2004. The revised target is still approximately 6% above 2003 production results.

YUKOS chief executive, Steven Theede, commented that: "As we announced in July of this year, mid-August would be a crucial time for the company. Despite numerous requests to allow legal access to our bank accounts in order for YUKOS to continue normal operations, collection orders remain in place and no cash is available to the company from those accounts. This means that half of our monthly revenue is not available to us to meet our day-to-day operating costs. The management has considered all options open to it and concluded that there is no other choice than to effect, immediately, a reduction in our capital and operating expenditures and deferral of certain current tax payments"..

YUKOS continues to appeal the year 2000 tax assessment through all available legal processes. Meanwhile the Russian government has not allowed legal access to the Company's bank accounts and has continued to collect monies, amounting to approximately half of the Company's monthly revenues, and utilize those collections to pay against the disputed tax charge. To date the Company has voluntarily paid over $700 million of the year 2000 tax charge. Approximately another $800 million has been taken from the Company through the collection process. The Company continues to dispute the amount and basis for the tax charges, penalties and interest. It believes that all taxes in 2000 were handled in a legally proper manner under laws in effect at the time.

The company anticipates that as a result of its voluntary payments, and the government collection process, the entire amount of the court sanctioned additional 2000 tax bill ($1.7 billion) will have been paid by the end of August 2004. An alleged additional $1.7 billion for penalty interest and fines will remain to be paid.

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YUKOS receives default notice on $1.6 billion trade finance facility

Moscow August 11 , 2004 - YUKOS Oil Company ("YUKOS") announced today that it had received a notice dated 6 August 2004 from the facility agent under the YUKOS $1.6 billion pre-export facility secured term loan stating that the lender under that facility considers that an event of default has occurred as a result of recent well publicised events and their actual or potential impact on YUKOS' business and assets.

On 5 July 2004 YUKOS announced that it received a notice from the facility agent under YUKOS's $1.0 billion pre-export facility stating that the lenders considered one or more events of default to have occurred under that facility.

The notice under the $1.6 billion facility stated that following the event of default the loan was payable on the demand of the facility agent.

YUKOS has also been notified by the lenders under both of its pre-export facility term loans that the lenders have used and will use the provisions of the loan documentation in order to be fully or partially repaid from the proceeds of export sales of crude oil securing the facilities.

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Government Revokes Orders Concerning Yukos Asset Sales

Moscow, July 29, 2004 -- Yukos said today that its three main production units received notification from the Ministry of Justice revoking earlier orders prohibiting disposal or change of assets' status.

"The decision of the Ministry of Justice to revoke its previous orders is consistent with our understanding of the government intentions with regards to oil production and distribution, and is welcomed by Yukos," said Yukos Chief Executive Officer Steven Theede. "In a larger sense, we continue to work toward a satisfactory resolution of the tax issues and remain hopeful that one can be achieved."

Yukos' three subsidiaries, Yuganskneftegaz, Samaraneftegaz, and Tomskneft, each received letters from the Ministry of Justice dated July 28 2004 saying that earlier orders prohibiting disposal or change of assets' status had been revoked. At the same time the Ministry of Justice reflected in the letters that it had prohibited to another branch of the Ministry of Justice responsible for registration of transactions with immovable assets to register any transactions with immovable assets of the said subsidiaries of the Company.

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YUKOS clarifies its financial situation

Moscow, July 22, 2004. On July 20, 2004 the Ministry of Justice of the Russian Federation announced the forthcoming evaluation and sale of Yuganskneftegas as a part of its ongoing enforcement procedures. The significance of this announcement and other actions recently undertaken by the government, which will have a material impact on the future of YUKOS Oil Company, makes it necessary that the Company clarify, for its many stakeholders, the current situation.

YUKOS believes that it fully complied with all tax laws and common business practices in effect at the time but reiterates that, as a law-abiding company, it will comply with the now effective ruling of the Arbitration Court regarding the collection of taxes, surcharges and

penalties in the amount of RUR 99.4 billion due for the year 2000. The Company has further appeals processes available to it, which it is pursuing.

At current crude oil and product prices the company averages cash receipts of about $1.8 billion a month on a consolidated basis. Normal consolidated cash disbursements for the month of July are expected at approximately $1.7 billion. The same level of cash receipts and disbursements is forecasted for the month of August. Currently blocked accounts of the Company receive, on a monthly basis, approximately $900 million of the Company's total consolidated cash receipts and the amounts going into those accounts will, most probably, be collected by the authorities to repay the tax debt. That means that in July and August the Company needs about $1.7 billion each month to meet cash disbursements while not having access to about one half of its cash receipts. The Company has been able to cover its cash deficit in July and may not be able to continue this beyond, at the latest, mid-August.

YUKOS has to date made payments for part of the year 2000 tax liability to the amount of about $300 million out of current cash receipts from business operations.

The actions of the Bailiffs Service and the latest statement of the Justice Ministry have made it virtually impossible for the Company to raise debt financing and because of the freeze of its assets it is unable to raise funding through the disposal of assets. In such a situation, a liquidity deficit might occur which would require a stoppage of operations. Such a stoppage would have a significant impact on crude oil and product exports from the Russian Federation, severe shortages of refined products for domestic fuel markets, and a large reduction in the taxes and duties that are paid to the Russian Federation. YUKOS currently pays about $500 million in taxes and duties to the Russian Federation every month.

Contrary to the statements of some Russian government officials, the Company has no cash reserves anywhere within the consolidated group with which to pay the full amount of the tax bill. The Company management is currently making every effort to raise additional funds in order to repay, as soon as possible, the tax liability and to finance current operations. However, should those efforts prove unsuccessful and Yuganskneftegas is sold, in the present circumstances, the management of the Company would be compelled to announce the bankruptcy of Russia's largest oil company.

The sale of Yuganskneftegas, as announced under the ongoing enforcement procedures, would materially decrease the Company's cash receipts. Even if the current liquidity crisis were to be overcome, the Company, as a result of the forthcoming sale of its main production asset, may still be forced to file for bankruptcy and it may not be able to fulfill the export contracts, which have been concluded with YUKOS Oil Company.

The Company is fully capable of repaying the outstanding tax obligations within a reasonable period of time, provided it retains its main production units and can dispose of other assets, not involved in YUKOS' core activities, subject to those assets being released from arrest. Certainty with respect to a resolution of all past or potential tax claims against the Company would also allow it to access significant amounts of financing.

The Company is of the opinion that the likely sale of Yuganskneftegas would constitute a grave violation of the legislation of the Russian Federation currently in effect. The Court Bailiffs Service, without presenting any reasons, rejected YUKOS Oil Company's proposal to take assets that would not materially affect Company's production operations and would fully set off the outstanding taxes for 2000. Instead, under the ongoing liquidation procedure, it is planned to dispose of YUKOS Oil Company's main production asset which, in accordance with law, is supposed to be the last to be realized.

Moreover, the choice of Yuganskneftegas as the first object for liquidation is perplexing taking into account that the value of the reserves of that company alone, according to the appraisal by DeGolyer and MacNaughton as of 31 December 2003, is worth at least $30.4 billion, i.e., almost 9 times more than the total amount of tax claims for 2000.

The Company has no knowledge of any potential buyers who, within the very limited time allocated by law for asset sales under court enforcement procedures, could become owners of such a substantial asset at an appropriate fair market value. Meanwhile, an express sale of Yuganskneftegas, at a significantly understated price, would be perceived by investors and shareholders of the Company as an attempt at forced bankruptcy. In the latter case, YUKOS Oil Company would have to consider the actions of the buyer as contributing to such a forced bankruptcy.

YUKOS Oil Company is confident that the scenario of forced bankruptcy of one the largest and the most successful of all Russian companies does not meet the interests of any of the stakeholders and such an outcome is completely contrary to prior statements of the Russian government. Accordingly, YUKOS is continuing to try to find ways acceptable to the Government of the Russian Federation, the Court Bailiffs Service, the Russian Federal Property Funds and the appropriate ministries to prevent the bankruptcy of the Company through restructuring and the avoidance of the confiscation of the Company's producing assets.

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Independent valuation of YUKOS proved plus probable oil and gas reserves is over $43 billion

Moscow, July 20, 2004 - YUKOS Oil Company today disclosed that the present worth at a 10% discount rate of its net proved and probable oil and gas reserves appraised in accordance with Society of Petroleum Engineers (SPE) methodology performed by DeGolyer and MacNaughton, independent petroleum engineers, as of December 31, 2003, and in accordance with assumptions consistent with other YUKOS public disclosures totaled in excess of $43 billion. The appraisal does not include the value of reserves classified as possible, the value of exploration prospects or the value of Sibneft Oil Company reserves. SPE methodology is different from the SEC defined reporting on reserves used in YUKOS' US GAAP financial reporting. The value associated with the principal oil and gas producing operations of YUKOS (excluding Sibneft) is summarized below.

	(In $ Billions)
Yuganskneftegaz	30.4
Tomskneft	5.4
Samaraneftegaz	4.6
YUKOS Oil Company (parent company) plus all other subsidiaries as a group	2.7

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YUKOS to make the first payment under the Court tax ruling

Moscow, July 14, 2004 - YUKOS Oil Company announced today that this week it will pay a portion of the cash amount under the ruling of the Court of Arbitration of Moscow that has entered into force. That ruling requires YUKOS to pay RUR 99.4 billion (appr. US $ 3,4 billion) in taxes, surcharges and penalties for the 2000 tax year. While YUKOS has further appeal processes available to it and has filed papers to initiate the cassation process, Russian law states that when the first appeal is lost, the tax claim is enforceable.

The Company has stated in the past that it does not have adequate cash to pay the full judgement, but will pay what it can now.

It is planned that the total payments in July, provided the issue of VAT repayments on export sales is resolved, will be approximately $1.25 - $1.30 billion. The company would be willing to make additional payments over a reasonable period of time by increasing debt or disposing of some assets, assuming that its assets are released from arrest. Currently, uncertainty over back tax claims - an issue YUKOS has attempted to resolve with a global settlement offer to the Russian Government - and the fact that some banking accounts are frozen restricts the Company's ability to access financing.

YUKOS will continue to use all possible measures to arrive at a settlement that is acceptable to the Government.

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YUKOS clarifies situation regarding its export in July 2004

Moscow, 5 July 2004: Further to a Reuters report published today relating to "possible reduction in YUKOS export of crude oil and oil products by railway and river transport already in July 2004", the Company considers it necessary to declare that this given statement does not represent the actual situation.

Furthermore, the Reuters report that YUKOS' export of crude oil on the Transneft system is only prepaid until 10 July 2004 and by August YUKOS can have serious problems with pipeline distribution for export, is also incorrect.

The Company confirms that all Transneft transport tariffs have been pre-paid by YUKOS until the end of July 2004 in accordance with an approved delivery schedule.

In addition, YUKOS Oil Company confirms that, subject to available reserves, it continues to meet all its obligations to customers.

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YUKOS receives notice of event of default from syndicated lenders

Moscow July 5, 2004 - YUKOS Oil Company ("**YUKOS**") announced today that it received a notice dated 2 July 2004 from the facility agent under the YUKOS $1 billion pre-export facility secured term loan, that the lenders participating in that facility consider that an Event of Default has occurred as a result of recent well publicised events and their actual or potential impact on YUKOS' business and assets.

YUKOS' CFO Bruce Misamore stated: "Actions of representatives of the Russian government have led Russia's best and most creditworthy company to the brink of an unintended and artificial situation of insolvency and possible bankruptcy, creating an unthinkable default

situation with its bank lenders, all at a time when the Company is experiencing the best results in its history".

The notice followed the decision of the Appeal Arbitration Court of Moscow which upheld the earlier ruling of the same court regarding the collection from Yukos of RUR 99,4 billion, the taking of steps to enforce this decision, the granting by the Moscow Arbitration Court of an order prohibiting YUKOS from disposing or encumbering its assets and the announcement of an Act of Tax Audit by the Tax Ministry in the amount of RUR 98 billion pertaining to the year 2001.

The notice stated that as a result of the default notice the loans are due and payable on demand by the facility agent.

YUKOS is currently assessing its legal options, but it intends, despite receipt of this notice, to continue its discussions with the lenders and take such actions as it deems appropriate and are within its power to ensure that all its obligations under the financing agreements are met.

Societe Generale S.A. is Co-ordinating Bank, Facility Agent and a Mandated Lead Arranger for the facility. Mandated Lead Arrangers for the facility are Citibank N.A., Commerzbank AG, Credit Lyonnais S.A., Deutsche Bank AG, HSBC Bank Plc, ING Bank N.V., KBC Bank N.V., BNP Paribas, and UFJ Bank Nederland N.V. Passport banks are JSC Bank Societe General Vostok (Moscow), Commerzbank (Eurasia) SAO (Moscow) and Credit Lyonnais Rusbank Societe Anonyme (Moscow).

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Bailiffs present execution act and arrest bank accounts of YUKOS Oil Company

Moscow, July 1, 2004 - The Court Bailiffs Service for the Central Administrative District of Moscow today presented an Execution Act and began execution proceedings for YUKOS Oil Company's liability to pay RUR 99.4 billion in taxes, surcharges and penalties for the year 2000 pursuant to the ruling of the Court of Arbitration of Moscow of May 26 and June 29, 2004. Notices were also sent to Yukos' banks to arrest the company's bank accounts.

In accordance with law the objective of execution proceedings is not only full recompense of the creditor's claims but also preservation of the stable business operations of the company whose assets and funds are claimed for collection.

The actions of the Court Bailiffs Service to arrest the bank accounts create an indisputable threat of halting current operations of YUKOS Oil Company that are of strategic importance for Russia's fuel and energy industry, a threat to the company's ability to pay current taxes and meet its obligations to creditors.

In accordance with the Federal Law of the Russian Federation "On enforcement proceedings" securities owned by the debtor can be taken in recompense. YUKOS Oil Company currently owns an undisputed stake in OAO Sibneft that are highly liquid equities, the value of which exceeds the total of taxes, surcharges and penalties levied on YUKOS Oil Company by the ruling of the Court of Arbitration.

The Company's stake in OAO Sibneft was today offered for collection by Court Bailiffs Service. YUKOS Oil Company believes that the refusal to take Sibneft shares and arrest of its bank accounts will have a negative effect on the operations of the Company, and its ability to continue as a going concern.

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The Appeal Arbitration Court of Moscow rules against YUKOS in RUR 99.4 Billion Tax Case

Moscow, June 29, 2004. - The Appeal Arbitration Court of Moscow upheld today, in a virtually unchanged ruling, the earlier ruling of the same court regarding the collection from YUKOS Oil Company of RUR 99.4 billion in taxes, penalties and fines for the year 2000 and enforcement of the latter.

YUKOS confirms its commitment to adhere to all laws in its business operations, will take all necessary steps to follow the rulings of the Moscow Arbitration Court and will be fully cooperative with the Russian executive and other government agencies, subject to having exhausted all of its rights as a taxpayer under Russian law.

YUKOS is hopeful that the refusal of the Tax Ministry to consider proposals made by the Company for an amicable settlement does not indicate that forcing the Company into artificial bankruptcy is the ultimate goal of the Tax Ministry. This will definitely not be in the interest of the Russian Federation, YUKOS' 60 thousand shareholders, its 105 thousand employees or the many suppliers and customers of the YUKOS Oil Company. Further, the actions of the Tax Ministry may conflict with statements made by President Vladimir Putin, Finance Minister Mr.Kudrin and other members of the government regarding "no intention on the part of the government to bankrupt YUKOS Oil Company".

YUKOS reconfirms that it has paid in good faith all applicable taxes in compliance with Russian law. To this end, YUKOS will continue to use all available legal recourse to further appeal the court rulings and suspend their enforcement.

The management of YUKOS is acting in the interests of all of its stakeholders, with particular consideration for minority shareholders, the Company's employees and creditors, and will do its best to stave off bankruptcy and settle any final adjudicated tax claims with the Tax Ministry.

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YUKOS Oil Company Board of Directors realigns Management and endorses efforts to negotiate tax claims

Moscow , June 24, 2004. The Annual General Meeting of shareholders (AGM) of YUKOS Oil Company took place today in Moscow. The shareholders elected a new Board of Directors (see below). After the AGM the new Board of Directors held its first meeting and Victor Geraschenko was elected Chairman.

In addition, the Board of Directors considered the appointment of Steven Theede as Chief Executive Officer of the Company replacing Simon Kukes.

Steven Theede was duly appointed Chief Executive Officer. Yuri Beilin was appointed as Deputy Chief Executive Officer.

The Board of Directors remarked that Simon Kukes is greatly respected in the oil and gas industry and that the company had benefited significantly from his extensive experience. The Board of Directors expressed their gratitude for his efforts during his tenure as CEO and hope that, as an adviser, he will continue to contribute to the Company's growth.

Simon Kukes declared: "From my professional point of view the time that I have spent with YUKOS Oil Company has certainly proved invaluable. I am sincerely grateful to the Board of Directors for their high appraisal of my work during the period of time I was CEO".

Steve Theede stated: "I am grateful for the trust the Board of Directors has vested in me to lead one of Russia's most successful companies. My goal is to lead YUKOS through this period of uncertainty so that it can continue the remarkable success it has demonstrated so far".

The Board of Directors expressed their support of the management team's efforts to negotiate the settlement of the tax claim asserted by the Tax Ministry against the Company, noting that a successful settlement will be in the best interest of the Company and all its stakeholders.

The Annual General Meeting approved the 2003 YUKOS Oil Company annual financial report and accounts including the profit and loss account.

Following the significant dividend which was paid by the Company for the first nine months of 2003, the Annual General Meeting decided to not pay further dividend for the remainder of 2003.

The Annual General Meeting approved the appointment of 'PriceWaterhouseCoopers Audit' as YUKOS Oil Company's auditors for the 2004 financial year in relation to Russian accounting and US GAAP standards.

The new Board of Directors of YUKOS Oil Company elected during the Annual General Meeting held on 24 June 2004

- Viktor Geraschenko – Chairman of Board of Directors
- Yuri Golubev - independent consultant
- Francois Buclez - Director, Cube Capital Ltd .
- Raj Kumar Gupta - independent consultant
- Jacques Kosciusko-Morizet - Manager, Kajis Sarl
- Alexei Kontorovich - Director, Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
- Sarah Carey - Attorney at Law; Partner, Squire, Sanders & Dempsey LLC
- Bernard Loze - President, Loze & Associes
- Edgar Ortiz - Adviser to the Chairman of Halliburton Company
- Yuri Pokholkov - Rector, Tomsk Polytechnic University
- Michel Soublin - Treasurer, Shlumberger Limited

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Veteran Petroleum Trust shares unfrozen

Moscow, June 15, 2004. - YUKOS Oil Company today announced that the Federal Arbitration Court of Switzerland has lifted a freeze on YUKOS shares owed by The Veteran Petroleum Trust. The holding consisting of 223 million shares was valued at about $3 billion at the time of the freeze (March 25, 2004). The court ruling will enable YUKOS to continue a key social program.

The Veteran Petroleum Trust was created by the contribution of YUKOS shares by the core shareholders of YUKOS Oil Company in 2001. The Fund received about 10% of YUKOS' outstanding shares at the time and proceeds from the sales of shares from the trust will ultimately be used to finance the relocation of more than 40 thousand long-time employees of the Company to areas with a more favorable climate.

LIST OF AFFILIATED ENTITIES

Open joint-stock company "Yukos Oil Company"
(issuer's code: 00198-A)

as of 31.12.2003

V.E Tishchenkov
Project Manager
Corporate Finance Directorate
OOO Yukos Moscow, the Yukos management company

Changes to the Affiliated Entities List	No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence	Legal entity's mailing address	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws Date of acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws	Percentage of each class of shares in the Joint-Stock Company owned by affiliated entity, %
	1.	*Gupta Raj Kumar*	*Oklahoma, USA*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	2.	*Pokholkov Yuriy Petrovich*	*Tomsk, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	0,00001%
	3.	*Kosciusko-Morizet Jacques*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	4.	*Soublin Michel*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
Information contained in the Affiliated Entities List after the change	5.	*Kukes Semyon Grigorievich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003*** Reason: ***The person belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 3.***11.2003***	None
		The reasons, due to which Semyon Grigorievich Kukes is recognized as an OAO Yukos' affiliated person, have changed. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
Information contained in the Affiliated Entities List prior to the change		*Kukes Semyon Grigorievich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	None
	6.	*Carey Sarah Collins*	*Washington, USA*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	7.	*Loze Bernard*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None

	8.	*Kontorovich Alexei Emilievich*	*Novosibirsk, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	9.	*Golubev Yuriy Alexandrovich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	0,01279%
	10.	*Buclez François*	*London, UK*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	None
Information contained in the Affiliated Entities List after the change	11.	Khodorkovsky Mikhail Borisovich is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on him. The data on Khodorkovsky Mikhail Borisovich were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 3.11.2003				
Information contained in the Affiliated Entities List prior to the change		*Khodorkovsky Mikhail Borisovich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: *04.06.1997*	None
	12.	*Limited Liability Company "Yukos Moscow*	*Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation*	*26 Ulansky pereulok, 107045, Moscow, Russian Federation*	Reason: ***The entity exercises the powers of the Joint Stock Company's sole executive body*** Status acquisition date: ***3.05.2000*** Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.05.2000***	None
Information contained in the Affiliated Entities List after the change	13.	Shakhnovsky Vassily Savelievich is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on him. The data on Shakhnovsky Vassily Savelievich were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.10.2003				
Information contained in the Affiliated Entities List prior to the change		*Shakhnovsky Vassiliy Savelievich*	*Moscow, Russian Federation*		Reason: ***The person belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.04.1998***	0.0005%

	14.	*Limited liability company "FTT Service"*	*72 Prospekt Mira, Moscow, 129110, Russian Federation,*	*72 Prospekt Mira, Moscow, 129110, Russian Federation,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *07.05.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *07.05.2003*	**None**
	15.	*Closed joint stock company "Energy Service Company"*	*28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation*	*28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2003*	**None**
	16.	*Open joint stock company "Syzran Oil Refinery "*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	17.	*Closed joint stock company "YUKOS-Inform"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.07.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.07.1994***	**None**
	18.	*YUKOS UK Ltd.*	*Bellhouse,175, Regent Street, London, WIR 7FB*	*Bellhouse,175, Regent Street, London, WIR 7FB*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

					capital Status acquisition date: *30.01.1996* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *30.01.1996*	
	19.	*Open joint stock company "Angarsknefteprodukt"*	*6 K. Marx Street, Angarsk, Irkutsk Region, Russian Federation*	*6 K. Marx Street, Angarsk, Irkutsk Region, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	None
	20.	*YUKOS Finance B.V.*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *22.09.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *22.09.1998*	None
	21.	*Limited liability company " YUKOS – M Trading House"*	*Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.09.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.09.1998*	None
	22.	*Limited liability company "YUKOS - Petroleum"*	*64 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *27.05.1998*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.05.1998***	
	23.	***Closed joint stock company "YUKOS-TransService"***	***OAO NK NPZ Plant Management District, Novokuibyshevsk, Samara Region, 446207, Russian Federation***	***OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.09.1998***	None
	24.	***Limited liability company "Strezhevskoy Oil Refinery"***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.11.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.11.1999***	None
	25.	***Closed joint stock company "Kuibyshev-Terminal"***	***Groznenskaya Street, Samara, 443000, Russian Federation***	***Groznenskaya Street, Samara, 443000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	None
	26.	***Closed joint stock company "Syzran-Terminal"***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	None

	27.	*Limited liability company "Khakas-Terminal"*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.03.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.03.2000*	None
	28.	*Closed joint stock company "Novokuibyshevsk-Terminal"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.03.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.03.2000*	None
	29.	*Open joint stock company "Angarsk Petrochemical Company "*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.07.2001* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *12.11.2001*	None
	30.	*Closed joint stock company "Samara- IT"*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.03.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *2.03.2000*	None
	31.	*Closed joint stock company "YUKOS-M"*	*33-3 Kommunisticheskaya Street, Saransk,*	*33-3 Kommunisticheskaya Street,*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)*	0,00082%

			Republic of Mordovia, 430002, Russian Federation	*Saransk, Republic of Mordovia, 430002, Russian Federation*	***capital*** Status acquisition date: ***22.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.12.2000***	
	32.	***Closed joint stock company "Ordalia 2000"***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	33.	***Closed joint stock company "Tambovnefteprodukt"***	***9A Pionerskaya Street, Tambov, Russian Federation***	***9A Pionerskaya Street, Tambov, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.03.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.03.1994***	**None**
	34.	***Closed joint stock company "Irkutsknefteprodukt"***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.12.2001***	**None**
	35.	***Limited liability company "YUKOS Export Trade"***	***Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation***	***Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.07.2000***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.07.2000***	
	36.	***Limited liability company "YUKOS – Financial and Accounting Center"***	***17a Dubininskaya Street, Moscow, 113152, Russian Federation***	***26 Ulansky pereulok, Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.10.2000***	**None**
	37.	***Open joint stock company "Stavropolnefteprodukt"***	***185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation***	***185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.11.2000***	**None**
	38.	***Open joint stock company "Kuibyshev Oil Refinery"***	***Groznenskaya Street, Samara, 443004, Russian Federation***	***Groznenskaya Street, Samara, 443004, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	39.	***Limited liability company "Top Master Realty"***	***59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation***	***59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.05.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.05.2001***	**None**

	40.	*Open joint stock company "Novokuibyshevsk Oil Refinery"*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.05.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.05.1994***	None
	41.	*Limited liability company "SIBINTEK-Leasing"*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.05.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.05.2002***	None
	42.	*Closed joint stock company "Ulyanovsknefteprodukt"*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.04.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.04.1994***	None
	43.	*Limited liability company "YUKOS CIS INVESTMENT"*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***8.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***8.02.2002***	None
	44.	*Limited liability company "Dubininskoye"*	*17a Dubininskaya Street, Moscow,*	*17a Dubininskaya Street, Moscow,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

			113154, Russian Federation	*113154, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.10.1999* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *18.10.1999*	
	45.	*Closed joint stock company "Bryansknefteprodukt"*	*48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation*	*48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.10.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.10.1993*	None
	46.	*Limited liability company "Service Center"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.12.2002* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.12.2002*	None
	47.	*Closed joint stock company "Lipetsknefteprodukt"*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *24.09.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *24.09.1993*	None
	48.	*Closed joint stock company "Penzanefteprodukt"*	*104 Neitralnaya Street, Penza, 440013, Russian Federation*	*104 Neitralnaya Street, Penza, 440013, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.03.1994*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.03.1994***	
	49.	***Open joint stock company "Angarsk Polymer Plant"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.02.2003***	None
	50.	***Closed joint stock company "Achinsk-Terminal"***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	None
	51.	***Open joint stock company "Belgorodnefteprodukt"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	None
	52.	***Closed joint stock company "Investment Company "YUKOS-Invest"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.04.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	None

					Status acquisition date: *27.04.1995*	
	53.	*Open joint stock company "Voronezhnefteprodukt"*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***1.11.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.11.1993***	None
	54.	*Closed joint stock company "Oryolnefteprodukt"*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.02.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.02.1994***	None
	55.	*Open joint stock company "Samaranefteprodukt"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.05.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.05.1994***	None
	56.	*Closed joint stock company "Neftegorsk Gas Processing Plant"*	*Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation*	*Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.05.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.05.1999***	None
	57.	*Closed joint stock company "Otradniy Gas*	*Gas Processing Plant, Otradniy,*	*Gas Processing Plant, Otradniy,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

		Processing Plant "	*Samara Region, 446430, Russian Federation*	*Samara Region, 446430, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.05.1999* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *18.05.1999*	
	58.	*Open joint stock company "Srednevolzhsky Oil Processing Research Institute"*	*Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*Main Post Office, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.11.1995* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.11.1995*	None
	59.	*Open joint stock company "Buryatnefteprodukt"*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	None
Information contained in the Affiliated Entities List after the change	60.	*Limited liability company "YUKOS-Resource"*	*Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation*	*Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *14.11.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *14.11.2003*	None
		The Charter of OOO "Yugansk-Property Complex-Service" was amended to reflect the changes in the company's name and address. The appropriate change was made to the Affiliated Entities List on 14.11.2003				

Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Yugansk-Property Complex-Service"***	***Industrial Zone, 2 Stroitelei Street, Nefteyugansk, Tyumen Region, Russian Federation***	***Industrial Zone, 2 Stroitelei Street, Nefteyugansk, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.11.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.11.2003***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "Yugansk-Property Complex-Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Yugansk-Property Complex-Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 4.11.2003				
	61.	***Closed joint stock company "Rus"***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.04.2000***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "Alnas-Tsunar" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Alnas-Tsunar" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.12.2003				
Information contained in the Affiliated Entities List after change	**62.**	***Limited liability company "Alnas-Tsunar"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***01.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***01.12.2000***	**None**
Information contained in the Affiliated Entities List prior to the change	**63.**	OOO "Alnas Electron" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Alnas Electron" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.12.2003				

Information contained in the Affiliated Entities List after the change		*Limited liability company "Alnas Electron"*	*10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation*	*10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *03.12.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *03.12.2000*	None
Information contained in the Affiliated Entities List prior to the change		OOO "Leisure and Sports Center" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Leisure and Sports Center" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.11.2003				
Information contained in the Affiliated Entities List after to the change	64.	*Limited liability company* **"Leisure and Sports Center"**	*Tomsk, Russian Federation*	*24 Ushaika River Embankment, Tomsk, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: 26.*11.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *26.11.2000*	None
	65.	*Open joint stock company "Bratsknefteprodukt"*	*P.O. Box 2754, Bratsk-34, Irkutsk Region, 665734, Russian Federation*	*P.O. Box 2754, Bratsk-34, Irkutsk Region, 665734, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	None
	66.	*Open joint stock company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"*	*11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation*	*11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *10.12.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs*	None

					Status acquisition date: *10.12.1993*	
	67.	*Limited liability company "Penza-Terminal"*	*104 Neitralnaya Street, Penza, 440013, Russian Federation*	*104 Neitralnaya Street, Penza, 440013, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	68.	*Limited liability company "Tomsk-Terminal"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	69.	*Limited liability company "East Asia Transit"*	*MTC LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia*	*MTC LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.07.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.07.2002***	**None**
	70.	*Limited liability company "Tambov-Terminal"*	*9A Pionerskaya Street, Tambov, 392012, Russian Federation*	*9A Pionerskaya Street, Tambov, 392012, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	71.	*Limited liability company "Samara-Terminal"*	*1 Neftebaznaya Street, Syzran,*	*1 Neftebaznaya Street, Syzran,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Samara Region, 446014, Russian Federation	*Samara Region, 446014, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	
	72.	*Closed joint stock company "Voronezh-Terminal"*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	None
	73.	*Open joint stock company "Aviation Industry Economy Research Institute"*	*24 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg. 2, 2 Perovsky pr., Moscow, 111024, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.11.2001***	None
	74.	*Open joint stock company "Tomsknefteprodukt" of the East Oil Company*	*Tomsk, Russian Federation*	*30 Pushkina Street, Tomsk, 634003, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.11.2001***	None
	75.	*Closed joint stock company "Khakasnefteprodukt" of the East Oil Company*	*Abakan, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***12.11.2001***	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	
	76.	***Open joint stock company "Khantymansiiskneftepro dukt"***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.06.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.06.1997***	**None**
	77.	***Closed joint stock company "Lipetsk-Terminal M"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	78.	***Limited liability company "Yu-Kuban"***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.01.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.01.1998***	**None**
	79.	***Closed joint stock company "Television Company "Special Purpose Television""***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***12 Akademika Korolyova Street, Moscow, 127000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

					Status acquisition date: *2.03.2000*	
	80.	*Open joint stock company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"*	*Angarsk, Irkutsk Region, 665819, Russian Federation*	*58 Tchaikovsky Street, Angarsk, Irkutsk Region, 665819, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.02.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.02.2002*	**None**
	81.	*Open joint stock company "Achinsk Oil Refinery of the East Oil Company"*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *15.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *30.08.2001*	**None**
	82.	*Closed joint stock company "Bryansk-Terminal M"*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.11.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.11.2002*	**None**
	83.	*Open joint stock company "Samaranefteprodukt-avtomatika"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	**None**
	84.	*Open joint stock company "Voronezhnefteproduktavt*	*4 Kirova Street, Voronezh, 394018,*	*4 Kirova Street, Voronezh, 394018,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		omatika"	*Russian Federation*	*Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.11.1995* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.11.1995*	
	85.	*Closed joint stock company "YUKOS-Geo"*	*13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation*	*13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *10.10.1994* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *10.10.1994*	None
	86.	*Limited liability company "YUKOS-Import"*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *24.12.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *24.12.1998*	None
Information contained in the Affiliated Entities List after change	87.	ZAO "YUKOS-Maiskoye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Maiskoye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				
Information contained in the Affiliated Entities List prior to the change		*Closed joint stock company "YUKOS-Maiskoye"*	*Mamontovo, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Mamontovo, Pyt-Yakh, 628384, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *15.02.1999* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *15.02.1999*	None
	88.	*Closed joint stock*	*10a N. Smardakova*	*10a N.*	Reason: *The Joint Stock Company is entitled to vote more*	None

		company "YUKOS-Mamontovo"	*Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Smardakova Street, 2nd Urban District, Pyt-Yakh, 628381, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.02.1999***	
Information contained in the Affiliated Entities List after change	89.	ZAO "YUKOS-Pravdinsk" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Pravdinsk" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				
Information contained in the Affiliated Entities List prior to the change		*Closed joint stock company "YUKOS-Pravdinsk"*	*Urban Settlement Poikovsky, Nefteyugansk District, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Urban Settlement Poikovsky, Nefteyugansk District, 628311, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.02.1999***	None
	90.	*Open joint stock company "Yuganskneftegaz"*	*Nefteyugansk District, Tyumen Region, Russian Federation*	*26 Lenina Street, Nefteyugansk, 628309, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.10.1993***	0,00003%

	91.	*Limited liability company "Accounting Center "*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.03.2003***	None
	92.	*Limited liability company "Property-Service-Strezhevoy"*	*11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation*	*11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more. than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.09.2003***	None
	93.	*Limited liability company "Property-Service-SSK"*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.08.2003***	None
	94.	*Limited liability company "Property-Service-Nefteyugansk"*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	None

			Autonomous National Area, Russian Federation	*Khanty-Mansiisk Autonomous National Area, Russian Federation*	Status acquisition date: *27.08.2003*	
	95.	*Limited liability company "Property-Service-Samara"*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.08.2003***	None
	96.	*Limited liability company "YUM-Trade"*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***09.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***09.09.2003***	None
	97.	*Limited liability company "Nefteavtomatika"*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.03.2003***	None
	98.	*Limited liability company "Control Service"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.03.2003*** Reason: ***The entity belongs to the group of entities, to***	None

					which the Joint Stock Company belongs Status acquisition date: *27.03.2003*	
	99.	*Limited liability company "ServiceEcology"*	*Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.02.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.02.2000***	None
	100.	*Limited liability company "Kinelsky Storage Facility"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*32a Komsomolskaya Street, Pokhvistnevo, Samara Region, 446470, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.04.2000*	None
Information contained in the Affiliated Entities List after change		OOO "Zhigulyovsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Zhigulyovsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				
Information contained in the Affiliated Entities List prior to the change	101.	*Limited liability company "Zhigulyovsky Storage Facility"*	*145 Kuibyshev Street, Samara, Russian Federation*	*6 Pobedy Street, Zhigulyovsk, Samara Region, 446350, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.04.2000*	None
Information contained in the Affiliated Entities List after change	102.	OOO "Pervomaisky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Pervomaisky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				

Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Pervomaisky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***34 Pervomaiskaya Street, Otradniy, Samara Region, 446430, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	None
Information contained in the Affiliated Entities List after change	103.	OOO "Sergievsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO " Sergievsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Sergievsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***9 Pobedy Street, Sukhodol Settlement, Sergievskiy District, Samara Region, 446552, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	None
Information contained in the Affiliated Entities List after change	104.	OOO "Bogatovsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Bogatovsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Bogatovsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	None
Information contained in the Affiliated Entities List after change	105.	OOO "Grekovsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Grekovsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				

Information contained in the Affiliated Entities List prior to the change		*Limited liability company "Grekovsky Storage Facility"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*4 Lenina Street, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
	106.	*Limited liability company "Samara Engineering Center"*	*145-734 Kuibyshev Street, Samara, Russian Federation*	*145-734 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.03.2003***	**None**
	107.	*Limited liability company "Outsourcing"*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.05.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.2000***	**None**
Information contained in the Affiliated Entities List after change	**108.**	ZAO "YUKOS-Priobye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Priobye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				

Information contained in the Affiliated Entities List prior to the change		*Closed joint stock company "YUKOS-Priobye"*	*Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *28.10.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.10.1998*	None
	109.	*Open joint stock company "Samaraneftegaz"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.11.1995* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.11.1995*	None
	110.	*Open joint stock company "Arctic Gas Company"*	*6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenetsky Autonomous National Area, 629300, Russian Federation*	*Bldg. 3, 25-27 Savvinskaya Embankment, Moscow, 119435, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *28.03.2002* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.03.2002*	None
	111.	*Limited liability company "Shatsky Val"*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *4.02.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *4.02.2003*	None
	112.	*Closed joint stock company*	*30 50 Let Oktyabrya Street, Tura*	*30 50 Let Oktyabrya Street,*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,*	None

		"Neftepromstroiservice"	*Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, Russian Federation*	*Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.02.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.02.2003*	
	113.	*Limited liability company "Nefteyugansk Petroleum Research and Design Institute"*	*51 7th Urban District, Nefteyugansk, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *24.03.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *24.03.2003*	None
	114.	*Closed joint stock company "YUKOS-Service"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.10.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.10.1993*	None
	115.	*Closed joint stock company "Singapaipromservice"*	*1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *21.07.1997* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.06.2000*	None
	116.	*Limited liability company "Accounting and Reporting"*	*23 1st Urban District, Nefteyugansk, Khanty-Mansiisk*	*23 1st Urban District, Nefteyugansk,*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)*	None

			Autonomous National Area, Russian Federation	*628309, Khanty-Mansiisk Autonomous National Area, Russian Federation*	***capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	
	117.	*Limited liability company "Neftekhimservice"*	*Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone-2, Nefteyugansk, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	None
	118.	*Open joint stock company "European Siberian Financial and Industrial Group"*	*35 Myasnitskaya Street, Moscow, 101959, Russian Federation*	*35 Myasnitskaya Street, Moscow, 101959, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***19.04.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.04.1997***	None
	119.	*Limited liability company "Samara Oil Production Research and Design Institute"*	*11 Novo-Sadovaya Street, Samara, 443002, Russian Federation*	*52 Michurina Street, Samara, 443096, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.04.2000***	None
	120.	*Closed joint stock company "Inzerneft"*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.07.1998***	None

					Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.07.1998*	
	121.	*Open joint stock company "East Siberian Oil and Gas Company"*	*5 Zagorodnoye shosse, Moscow, 113152, Russian Federation*	*10 Gagarina Street, Baikit Settlement, 648361, Evenk Autonomous National Area, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2000*	None
	122.	*Closed joint stock company "Manoil"*	*26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation*	*26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *6.06.1996* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *6.06.1996*	None
	123.	*Open joint stock company "Tomskneft" of the East Oil Company*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *21.12.1999* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *21.12.1999*	None
	124.	*Limited liability company "YUKSib"*	*7A Taube Street, Omsk 99, 644099, Russian Federation*	*7A Taube Street, Omsk 99, 644099, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.09.1995* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.09.1995*	None

	125.	*Closed joint stock company "Urengoil Inc."*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.12.2002*	None
	126.	*Open joint stock company "Samaraneftekhimavtomatika"*	*52 Michurina Street, Samara, Russian Federation*	*52 Michurina Street, Samara, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	None
	127.	*Limited liability company "MNU"*	*Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.03.2003*	None
	128.	*Limited liability company "Alnasmash"*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *02.07.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *02.07.2003*	None
	129.	*Limited liability company "Aviaterminal"*	*Room 5, Section 1, Bldg. 5, 27-29*	*Room 5, Section 1, Bldg. 5, 27-29*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

			Dubininskaya Street, Moscow, Russian Federation	***Dubininskaya Street, Moscow, Russian Federation***	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***05.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***05.09.2003***	
	130.	***Limited liability company "Alnasmashservice"***	***Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***12.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.08.2003***	**None**
	131.	***Limited liability company "Hermes Moscow"***	***Room 808, 146 Leninsky Prospekt, Moscow, 119526, Russian Federation***	***6 1st Vysheslavtsev per., Moscow, 127018, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.08.2003***	**None**
	132.	***Limited liability company "ALANS RD"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.07.2003***	**None**
	133.	***Open joint stock company "Tomskgaz"***	***73 Bolshaya Podgornaya, Tomsk, Russian Federation***	***73 Bolshaya Podgornaya, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.09.2003***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.09.2003***	
	134.	***Closed joint stock company "Yu-SVL"***	***1 Furmanova Street, Central District, Krasnodar, Russian Federation***	***1 Furmanova Street, Central District, Krasnodar, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***6.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.12.2002***	**None**
	135.	***Limited liability company "Zapadno-Malobalykskoye"***	***Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Region), Russian Federation***	***26 11th Urban District, Nefteyugansk, (Tyumen Region), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.06.2002***	**None**
	136.	***Limited liability company "Siberian Internet Company "***	***Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation***	***Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.08.1999***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "YUKOS Research and Development Center" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "YUKOS Research and Development Center" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.11.2003				
Information contained in the Affiliated Entities List after change	**137.**	***Limited liability company "YUKOS Research and Development Center"***	***Bldg 2, 55/1 Leninsky Prospekt, Moscow, 119333, Russian Federation***	***Bldg 2, 55/1 Leninsky Prospekt, Moscow, 119333, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.11.2003***	**None**
	138.	***Closed joint stock company "Fazan"***	***26/1 Sofiiskaya Embankment, Moscow, 113816,***	***26/1 Sofiiskaya Embankment, Moscow, 113816,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

			Russian Federation	*Russian Federation*	*capital* Status acquisition date: 18.07.1996	
Information contained in the Affiliated Entities List after the change		ZAO "YUKOS-Maiskoye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Maiskoye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				
Information contained in the Affiliated Entities List prior to the change	139.	*Limited liability company "YUKSAR"*	*10 Muzrukova pr., Sarov, Nizhniy Novgorod Region, 607190, Russian Federation*	*10 Muzrukova pr., Sarov, Nizhniy Novgorod Region, 607190, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***13.10.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***13.10.1997***	None
	140.	*Closed joint stock company "Priioksky-Terminal"*	*66 Komsomolskaya Street, Oryol, 302026, Russian Federation*	*66 Komsomolskaya Street, Oryol, 302026, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.11.2002***	None
	141.	*Open joint stock company "Novosibirsk Enterprize for Provision of Oil Products to East Oil Company"*	*80 Gorkogo Street, Novosibirsk, 630099, Russian Federation*	*80 Gorkogo Street, Novosibirsk, 630099, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.08.2003***	None
	142.	*Open joint stock company "Tomsk Research and Design Oil and Gas Institute"*	*72 Prospekt Mira, Tomsk, Russian Federation*	*72 Prospekt Mira, Tomsk, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.09.2003***	None
	143.	*Open joint stock company "Tomskneftegeofizika" of East Oil Company*	*83 Stroitelei Street, Strezhevoy, Tomsk Region, Russian Federation*	*83 Stroitelei Street, Strezhevoy, Tomsk Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.08.2003***	None
	144.	*Open joint stock company "Tomskneftegazgeologiya" of East Oil Company*	*Tomsk, Russian Federation*	*147 Pr. Lenina, Tomsk, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.08.2003***	None

Information contained in the Affiliated Entities List after change	145.	***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
		The reasons, due to which OAO "Siberian Oil Company" is recognized as an OAO Yukos' affiliated person, have changed. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003*	**None**
	146.	***Open joint stock company "Research and Production Firm "Geofit""***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.09.2003***	**None**
	147.	***Kuban power industry and electrification open joint stock company "Kubanenergo"***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.04.2002***	**None**
	148.	***Power industry and electrification open joint stock company "Tomskenergo"***	***36 Kirova pr., Tomsk, 634041, Russian Federation***	***36 Kirova pr., Tomsk, 634041, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***30.04.2002***	**None**
	149.	***Tambov power industry***	***23 Morshanskoye***	***23 Morshanskoye***	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		and electrification open joint stock company "Tambovenergo"	*shosse, Tambov, 392680, Russian Federation*	*shosse, Tambov, 392680, Russian Federation*	*than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.09.2002*	
	150.	*Open joint stock company "Belgorodenergo"*	*42 Kommunisticheskaya Street, Belgorod, Russian Federation*	*42 Kommunistichesk aya Street, Belgorod, 308870, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *27.12.2001*	None
	151.	*Hulley Enterprises Limited*	*Corner Themistokli Dervi street, 6th floor, Nicosia, Cyprus*	*88 Village of Zhukovka, Odintsovo District, Moscow Region, 143082, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *12.05.2002*	No data available to OAO Yukos as of 31.12.2003
	152.	*VNC Erdol Handels GmbH*	*Austria, 1010, Wein, Freyung 3*	*Austria, 1010, Wein, Freyung 3*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *3.02.1997*	None
	153.	*Joint stock company "Mazeikiu Nafta"*	*Mazeikiu District, 5500,Yuodeikjai, Lithuania*	*Mazeikiu District, 5500,Yuodeikjai, Lithuania*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *19.09.2002*	None
	154.	*Closed joint stock company "ROSSKAT"*	*1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation*	*1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.06.2002*	None
	155.	*Closed joint stock company "Biryusa-Angarsknefteprodukt"*	*1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation*	*1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	None
	156.	*Closed joint stock company "Vasyugan"*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.06.1999*	None

Information contained in the Affiliated Entities List after change	157.	ZAO "Vakh " is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO " Vakh" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.11.2003				
information contained in the Affiliated Entities List prior to the change		***Closed joint stock company "Vakh"***	***4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	158.	***Closed joint stock company "East-Angarsknefteprodukt"***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	159.	***Closed joint stock company "Vostsibneftegaz-Service"***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
Information contained in the Affiliated Entities List after change	160.	ZAO "Igol" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "Igol" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.11.2003				
Information contained in the Affiliated Entities List prior to the change		***Closed joint stock company "Igol"***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	161.	***Closed joint stock company "Krasnoyarskgeofizika"***	***24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation***	***24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
Information contained in the Affiliated Entities List after change	162.	ZAO "Luginetskoye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "Luginetskoye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.11.2003				
Information contained in the Affiliated Entities List prior to the change		***Closed joint stock company "Luginetskoye"***	***Town of Kedroviy, Russian Federation***	***Town of Kedroviy, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**

Information contained in the Affiliated Entities List after change		ZAO "Strezhevoy" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "Strezhevoy" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.11.2003				
Information contained in the Affiliated Entities List prior to the change	163.	*Closed joint stock company "Strezhevoy"*	*4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.06.1999*	None
	164.	*Closed joint stock company "Tomsk-Petroleum und Gas"*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.02.1996*	None
	165.	*Closed joint stock company "YUKOS Refining and Marketing"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.04.2000*	None
	166.	*Closed joint stock company "YUKOS Exploration and Production"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.04.2000*	None
	167.	*Closed joint stock company "YUKOS-Petroleum"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *3.12.2001*	None
	168.	*Closed joint stock company «Neftyanik-Service»*	*Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Industrial Zone, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *21.08.1999*	None
	169.	*Limited liability company "Novokuibyshevsk Catalyst Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.12.2000*	None
	170.	*Limited liability company "Rosflex"*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.10.1998*	None
	171.	*Limited liability company*	*6 95th Block,*	*Angara Store*	Reason: *The entity belongs to the group of entities, to*	None

		"Vehicle Refueling Complex - Angarsknefteprodukt"	*Angarsk, Irkutsk Region, 665808, Russian Federation*	*Offices, 6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	*which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	
	172.	*Limited liability company "Alta-Trade"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*4 Lenina Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *23.08.2001*	None
	173.	*Limited liability company "Recreation Base "Enkhaluk""*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.08.2002*	None
	174.	*Limited liability company "Buryat-Terminal"*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *15.09.2002*	None
	175.	*Limited liability company "Voronezh Trans-Service"*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.06.1999*	None
	176.	*Limited liability company "Hotel Complex "Cedar""*	*Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Hotel Cedar, Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *6.02.2001*	None
	177.	*Limited liability company "Irkutsk-Terminal"*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *2.10.2002*	None
	178.	*Limited liability company "KAG – ECO – OIL"*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *26.01.1999*	None

	179.	*Limited liability company "Kras Angarsknefteprodukt"*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	180.	*Limited liability company "Sectional Computer Center"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.12.2000***	**None**
	181.	*Limited liability company "Nefteinvest"*	*52 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	*42 Lenina Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.04.2001***	**None**
	182.	*Limited liability company "Recreational Sports Center "Ob""*	*23 3rd Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*23 3rd Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***17.08.1998***	**None**
	183.	*Limited liability company "Office"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.08.2002***	**None**
	184.	*Limited liability company "Family Vacation Hotel "Lastochka""*	*24 Pionersky prospect, Anapa, Krasnodarsky Krai, 353410, Russian Federation*	*24 Pionersky prospect, Anapa, Krasnodarsky Krai, 353410, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.01.1999***	**None**
	185.	*Limited liability company "Pechatnik"*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.10.1998***	**None**
	186.	*Limited liability company*	*21st km*	*Room 8, Moscow*	Reason: ***The entity belongs to the group of entities, to***	**None**

		"Prim Synthesis"	*Volokolamskoye Shosse, Krasnogorsk, Moscow Region, 143400, Russian Federation*	*Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	*which the Joint Stock Company belongs* Status acquisition date: *15.05.2002*	
	187.	*Limited liability company "Ratmir"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *23.08.2001*	None
	188.	*Limited liability company "Mechanical Repair Works"*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.12.2000*	None
	189.	*Limited liability company "Rostov-Terminal"*	*27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation*	*27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.11.2001*	None
	190.	*Limited liability company "Health and Recreational Complex "Zdorovye"*	*Novokuibyshevsk, Russian Federation*	*P.O. Box 87, Novokuibyshevsk, 446200, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.10.1998*	None
	191.	*Limited liability company "Achinsk Oil Refiners' Sports Complex"*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *30.08.2001*	None
	192.	*Limited liability company "Stavropol-Terminal"*	*185 Lermontova Street, Stavropol, 355000, Russian*	*185 Lermontova Street, Stavropol, 355000, Russian*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *19.09.2002*	None

			Federation	*Federation*		
	193.	*Limited liability company "Television and Radio Company "Intelcom""*	*34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*	*34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.12.1996***	**None**
	194.	*Limited liability company "Tonus"*	*Bldg. 2, 61 Prospekt Marshala Zhukova, Moscow, 123448, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.05.2002***	**None**
Information contained in the Affiliated Entities List after change	195.	OOO ""Kopeika" Trading House" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO ""Kopeika" Trading House" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 10.10.2003				
Information contained in the Affiliated Entities List prior to the change		*Limited liability company ""Kopeika" Trading House"*	*5 Konenkova Street, Moscow, 127560, Russian Federation*	*28 Petrovsko-Razumovsky proezd, Moscow, 127287, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.05.2002***	**None**
	196.	*Limited liability company Transnefteprodukt"*	*82a K. Zaslonova Street, Belgorod, 308000, Russian Federation*	*82a K. Zaslonova Street, Belgorod, 308000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.05.1999***	**None**
	197.	*Limited liability company "Firm "Lida""*	*Domain 2a, Aivazovskogo Street, Moscow, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.05.2002***	**None**

	198.	*Limited liability company "Firm VAO R Prim"*	*12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.05.2002*	None
	199.	*Limited liability company "Private Security Agency "Kron""*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *20.10.1998*	None
	200.	*Limited liability company "South-Minioil"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *14.12.2001*	None
	201.	*Limited liability company "South-Minioil-Labinsk"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *5.12.2001*	None
	202.	*Limited liability company "South-Terminal"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *14.12.2001*	None
	203.	*Limited liability company "Yugansk Property Complex Service"*	*49, 7th Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*49, 7th Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *23.10.1998*	None

	204.	*Limited liability company "YUKOS-Baltic"*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *6.03.2002*	None
	205.	*Limited liability company "YUKOS-Ladoga"*	*Village of Domozhirovo, Lodeinopolsky District, Leningrad Region, Russian Federation*	*Village of Domozhirovo, Lodeinopolsky District, Leningrad Region, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *11.03.2002*	None
	206.	*Limited liability company "Vesta Hotel"*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, Russian Federation*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, 446206, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *31.08.1998*	None
	207.	*Limited liability company "Novokuibyshevsk Oil Lubricants and Additives Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *22.05.1998*	None
	208.	*Closed type joint stock company "Kalibra-T"*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	None
	209.	*Limited liability company "Service Center"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *31.08.1998*	None
	210.	*Limited liability company "Industrial and Trading Firm "Aviator""*	*"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation*	*"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.08.1995* Reason: *The entity belongs to the group of entities, to*	

					which the Joint Stock Company belongs Status acquisition date: *2.08.1995*	
	211.	*Limited liability company "Municipal Television Company "Achinsk TV""*	*1 Komsomolskaya Street, Achinsk, Krasnoyarsky krai, 662100, Russian Federation*	*28a Nazarova Street, Achinsk, Krasnoyarsky krai, 662150, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.05.1996* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.05.1996.*	
	212.	*Limited liability company "Business Club "Rus""*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *10.10.2001*	None
	213.	*Limited liability company agricultural enterprise "Agro-Industrial Complex"*	*Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *30.08.2001*	None
	214.	*Limited liability company "Stroinefteprodukt"*	*82 K. Zaslonova Street, Belgorod, Russian Federation*	*82 K. Zaslonova Street, Belgorod, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *10.11.2000*	None
	215.	*Open joint stock company "Angarsk Catalyst and Organic Synthesis Plant"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *12.11.2001*	None
	216.	*Open joint stock company "Angarsk Mechanical Repair Works"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *12.11.2001*	None
	217.	*Open joint stock company "Angarskneftekhimremstroi"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *12.11.2001*	None

				Federation		
	218.	*Open joint stock company "Angarsk Power System Management"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *12.11.2001*	None
	219.	*Open joint stock company "Yeniseineftegaz"*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2000*	None
	220.	*Open joint stock company "AZS-Service"*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *5.10.1996*	None
	221.	*Closed joint stock company "Rosneftetrans"*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *21.08.1997*	None
	222.	*Closed joint stock company ""YUKOS-Avia" Air Company"*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.08.1996*	None
	223.	*Closed joint stock company "Fuel and Energy Complex Informational Cooperation Center"*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *4.03.1994*	None
	224.	*Closed joint stock company "Business and Security Magazine"*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.03.1996*	None
	225.	*Open joint stock company "Neftemarket"*	*Chita-40, 672040, Russian Federation*	*Chita-40, 672040, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001*	None
	226.	*Closed joint stock*	*International Airport*	*International*	Reason: *The Joint Stock Company is entitled to vote more*	None

		company "Fuel and Refueling Complex"	*Sheremetyevo, Moscow, 103340, Russian Federation*	*Airport Sheremetyevo, Moscow, 103340, Russian Federation*	*than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.07.1994*	
	227.	*Limited liability company "Ulyanovsk-Terminal"*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.03.2000* Reason:.*The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.03.2000*	None
	228.	*Closed joint stock company "Belgorod-Terminal"*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.11.2002* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *5.11.2002*	None
	229.	*Closed joint stock company "EKZA"*	*5A Artsybushevskaya Street, Samara, 443041, Russian Federation*	*5A Artsybushevskaya Street, Samara, 443041, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *1.12.1997*	None
	230.	*Closed joint stock company "Lyubel-Oil"*	*Novopolotsk, 211440, Belorussia*	*Novopolotsk, 211440, Belorussia*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.07.1996*	None
	231.	*Limited liability company"Caspian Oil Company"*	*73 Shaumyana Street, Astrakhan, Russian Federation*	*73 Shaumyana Street, Astrakhan, Russian Federation*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 21.12.1999	None
	232.	*Limited liability company*	*35 Sovetskaya Street,*	*35 Sovetskaya*	Reason: The entity belongs to the group of entities, to which	None

		"Yu-Mordovia"	*Saransk, Republic of Mordovia, 430002, Russian Federation*	*Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	the Joint Stock Company belongs Status acquisition date: 23.08.2001	
	233.	*Open joint stock company Commercial Bank "Solidarnost"*	*90 Kuibysheva Street, Samara, 443099, Russian Federation*	*90 Kuibysheva Street, Samara, 443099, Russian Federation*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 16.11.1995	**None**
	234.	*Closed joint stock company Investment Company"Yuganinvest"*	*49 7th Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*49 7th Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 16.11.1995	**None**
	235.	*Limited liability company"EPU-Service"*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	**None**
	236.	*Limited liability company"Yugansk EPU - Service "*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	**None**
	237.	*Limited liability company"Mamontov EPU*	*Industrial Zone, Pyt-Yakh, Khanty-*	*Industrial Zone, Pyt-Yakh, Khanty-*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,	**None**

		- Service"	*Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation*	*Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation*	investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	
	238.	*Limited liability company"Samara-Electro-Service"*	*2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation*	*2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	None
	239.	*Ukrainian-Russian enterprise with foreign investments in the form of closed joint stock company "KAFA"*	*2 Geologicheskaya Street, Feodosia, 98107, Ukraine*	*2 Geologicheskaya Street, Feodosia, 98107, Ukraine*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 4.08.2003	None
Information contained in the Affiliated Entities List prior to the change	240.	OOO "Fintrade" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Fintrade" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		*Limited liability company"Fin-trade"*	*19 Novomytishchinsky Prospekt, Mytishchy, Moscow Region, 141008, Russian Federation*	*19 Novomytishchinsky Prospekt, Mytishchy, Moscow Region, 141008, Russian Federation*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	None
Information contained in the Affiliated Entities List prior to the change	241.	ZAO "Kuzbassnefteproduct" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Kuzbassnefteproduct" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		*Closed joint stock company "Kuzbassnefteprodukt"*	*1 Polevaya Street, Novokuznetsk, Kemerovo Region, 654018, Russian Federation*	*1 Polevaya Street, Novokuznetsk, Kemerovo Region, 654018, Russian Federation*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	None
Information contained in the Affiliated Entities List prior to the change	242.	ZAO "Sibneftavia" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Sibneftavia" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				

Information contained in the Affiliated Entities List after change		***Closed joint stock company "Sibneftavia"***	***34 Verkhnyaya Street, Moscow, 125040, Russian Federation***	***34 Verkhnyaya Street, Moscow, 125040, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	243.	OOO "Sibneft-Tomsk" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft-Tomsk" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	243.	***Limited liability company"Sibneft-Tomsk"***	***1 Zaozerny pereulok, Tomsk, 634009, Russian Federation***	***1 Zaozerny pereulok, Tomsk, 634009, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	244.	OOO "Khantos" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Khantos" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	244.	***Limited liability company"Khantos"***	***149 Mira Street, Khanty-Mansiisk, 628007, Russian Federation***	***149 Mira Street, Khanty-Mansiisk, 628007, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	245.	ZAO "Sibneft-Ural" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Sibneft-Ural" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	245.	***Closed joint stock company "Sibneft-Ural"***	***73/16 Shaumyana Street, Yekaterinburg, 620102, Russian Federation***	***73/16 Shaumyana Street, Yekaterinburg, 620102, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	246.	OOO "Sibneft-AZS Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft-AZS-Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	246.	***Limited liability company"Sibneft – AZS Service"***	***Bldg.1, 38 B. Kommunisticheskaya Street, Moscow, 109004, Russian Federation***	***4 Kursovoy pereulok, Moscow, 119034, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	247.	OOO "Sibneft-Saint Petersburg" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft- Saint Petersburg" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				

Information contained in the Affiliated Entities List after change		***Limited liability company"Sibneft –Saint Petersburg".***	***10 Sovetsky pr., Sestroretsk, Saint-Petersburg, 197706, Russia***	***10 Sovetsky pr., Sestroretsk, Saint-Petersburg, 197706, Russia***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	248.	OOO "NTK" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "NTK" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"NTK"***	***37/7 Prospekt Geroyev, Nizhny Novgorod, 603044, Russian Federation***	***37/7 Prospekt Geroyev, Nizhny Novgorod, 603044, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	249.	Sib Finance B.V. was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on Sib Finance B.V. were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Sib Finance B.V.***	***Heinrenhart, 548, 1017SG, Amsterdam, The Netherlands***	***Heinrenhart, 548, 1017SG, Amsterdam, The Netherlands***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	250.	OAO "Sibneft-Noyabrskneftegaz" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft- Noyabrskneftegaz" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Noyabrskneftegaz"***	***59/87 Lenina Street, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 626726, Russian Federation***	***59/87 Lenina Street, Noyabrsk, Tyumen Region, 626726, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	251.	OOO "Sibneft-Krasnoyarsknefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft- Krasnoyarsknefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company "Sibneft-Krasnoyarsknefteprodukt"***	***23 "G" Severnoye Shosse, Krasnoyarsk, 660049, Russian Federation***	***23 "G" Severnoye Shosse, Krasnoyarsk, 660049, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**

Information contained in the Affiliated Entities List prior to the change		OAO "Sibneft-Omsknefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Omsknefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	252.	***Open joint stock company "Sibneft-Omsknefteprodukt"***	***54 Frunze Street, Omsk-99, 644099, Russian Federation***	***54 Frunze Street, Omsk-99, 644099, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	253.	OAO "Sibneft-Omsk Oil Refinery" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Omsk Oil Refinery" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Omsk Oil Refinery"***	***1 Gubkina Street, Omsk, Russian Federation***	***1 Gubkina Street, Omsk, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "Sibneft-Noyabrsknefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft-Noyabrsknefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	254.	***Limited liability company "Sibneft-Noyabrsknefteprodukt"***	***Industrial Zone, Noyabrsk, Tyumen Region, 629809, Russia***	***Industrial Zone, Noyabrsk, Tyumen Region, 629809, Russia***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	255.	OAO "Sibneft-Noyabrskneftegazgeofizika" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Noyabrskneftegazgeofizika" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Noyabrskneftegazgeofizika"***	***Industrial Zone, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 626726, Russian Federation***	***Industrial Zone, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 626726, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change		ZAO "Sibneft-Mobile Card (Kuzbass)" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Sibneft-Mobile Card (Kuzbass)" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	256.	***Closed joint stock company "Sibneft-Mobile Card (Kuzbass)"***	***50 Lenina Street, Tashtagol, Kemerovo Region, 652970, Russia***	***50 Lenina Street, Tashtagol, Kemerovo Region, 652970, Russia***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**

Information contained in the Affiliated Entities List prior to the change	257.	OAO "Sibneft-Tyumennefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Tyumennefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Tyumennefteprodukt".***	***28 Uritskogo Street, Tyumen, Russian Federation***	***67 Lenina Street, Tyumen, 625000, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	258.	OAO "Sibneft-Barnaulnefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Barnaulnefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Barnaulnefteprodukt"***	***124 K. Marx Street, Barnaul, 656004, Russian Federation***	***124 K. Marx Street, Barnaul, 656004, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	259.	OOO "Radio 3S" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Radio 3S" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"Radio 3S"***	***51 Izyskateley Street, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 629810, Russian Federation***	***P.O. Box 713, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 629810, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	260.	OOO "NI and PP INPETRO" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "NI and PP INPETRO" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"NI and PP "INPETRO".***	***Bldg. 3, 71 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	***Bldg. 3, 71 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	261.	ZAO "Mediacenter A7" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Mediacenter A7" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Closed joint stock company " Mediacenter A7".***	***98, 22nd December Street, Omsk, Russian Federation***	***98, 22nd December Street, Omsk, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**

Information contained in the Affiliated Entities List prior to the change		ZAO "Airport-Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Airport-Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	262.	***Closed joint stock company "Airport-Service"***	***Tolmachevo 4 Airport, Ob 4, Novosibirsk Region, 633115, Russian Federation***	***Tolmachevo 4 Airport, Ob 4, Novosibirsk Region, 633115, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	None

Annex 5

LIST OF AFFILIATED ENTITIES

Open joint-stock company "Yukos Oil Company"
(issuer's code: 00198-A)

as of 30.06.2004

V.E Tishchenkov
Project Manager
Corporate Finance Directorate
OOO Yukos Moscow, the Yukos management company

Changes to the Affiliated Entities List	No.	legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence	Legal entity's mailing address	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws Date of acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws	each class of shares in the Joint-Stock Company owned by affiliated entity, %
Information contained in the Affiliated Entities List after the change	**1.**	*Gerashchenko Viktor Vladimirovich*	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***24.06.2004***	**None**
Information contained in the Affiliated Entities List prior to the change		Viktor Vladimirovich Gerashchenko was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on him. The data on Viktor Vladimirovich Gerashchenko was added to the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.06.2004				
	2.	***Gupta Raj Kumar***	***Oklahoma, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	3.	***Pokholkov Yuriy Petrovich***	***Tomsk, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**0,00001%**
Information contained in the Affiliated Entities List after the change	**4.**	*Ortiz Edgar*	***Houston, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***24.06.2004***	**None**
Information contained in the Affiliated Entities List prior to the change		Ortiz Edgar was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on him. The data on Ortiz Edgar was added to the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.06.2004				
	5.	***Kosciusko-Morizet Jacques***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	6.	***Soublin Michel***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
Information contained in the Affiliated Entities List after the change	**7.**	***Kukes Semyon Grigorievich***	***Moscow, Russian Federation***		Reason: ***The person belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.11.2003***	**None**
		The reason for Semyon Grigorievich Kukes' acquisition of the OAO Yukos Affiliated Entity status has changed. The appropriate change was made to the Affiliated Entities List on 25.06.2004				

in the Affiliated Entities List prior to the change		*Grigorievich*	*Federation*		*Company's Board of Directors* Status acquisition date: *18.06.2003* Reason: ***The person belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.11.2003*	
	8.	*Carey Sarah Collins*	*Washington, USA*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: *20.06.2001*	None
	9.	*Loze Bernard*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: *20.06.2001*	None
	10.	*Kontorovich Alexei Emilievich*	*Novosibirsk, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: *20.06.2001*	None
	11.	*Golubev Yuriy Alexandrovich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: *20.06.2001*	0,01279%
	12.	*Buclez François*	*London, UK*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: *18.06.2003*	None
	13.	*Limited Liability Company "Yukos Moscow*	*Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation*	*26 Ulansky pereulok, 107045, Moscow, Russian Federation*	Reason: ***The entity exercises the powers of the Joint Stock Company's sole executive body*** Status acquisition date: *3.05.2000* Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *2.03.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.05.2000*	None

	14.	*"FTT Service"*	*Moscow, 129110, Russian Federation,*	*Moscow, 129110, Russian Federation,*	*than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *07.05.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *07.05.2003*	
	15.	*Closed joint stock company "Energy Service Company"*	*28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation*	*28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *11.06.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *11.06.2003*	None
	16.	*Open joint stock company "Syzran Oil Refinery "*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *10.12.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *10.12.1993*	None
	17.	*Closed joint stock company "YUKOS-Inform"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.07.1994* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *5.07.1994*	None
	18.	*YUKOS UK Ltd.*	*Bellhouse,175, Regent Street, London, WIR 7FB*	*Bellhouse,175, Regent Street, London, WIR 7FB*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *30.01.1996*	None

					which the Joint Stock Company belongs Status acquisition date: *30.01.1996*	
	19.	*Open joint stock company "Angarsknefteprodukt"*	*6 K. Marx Street, Angarsk, Irkutsk Region, Russian Federation*	*6 K. Marx Street, Angarsk, Irkutsk Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	None
	20.	*YUKOS Finance B.V.*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.09.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *22.09.1998*	None
	21.	*Limited liability company " YUKOS – M Trading House"*	*Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.09.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.09.1998*	None
	22.	*Limited liability company "YUKOS - Petroleum"*	*64 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.05.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.05.1998*	None
	23.	*Closed joint stock company "YUKOS-TransService"*	*OAO NK NPZ Plant Management District, Novokuibyshevsk,*	*OOO OFFICE Office Building, Novokuibyshevsk,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	None

			446207, Russian Federation	*446207, Russian Federation*	Status acquisition date: *7.09.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.09.1998*	
	24.	***Limited liability company "Strezhevskoy Oil Refinery"***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.11.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.11.1999*	**None**
	25.	***Closed joint stock company "Kuibyshev-Terminal"***	***Groznenskaya Street, Samara, 443000, Russian Federation***	***Groznenskaya Street, Samara, 443000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	26.	***Closed joint stock company "Syzran-Terminal"***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	27.	***Limited liability company "Khakas-Terminal"***	***7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation***	***7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**

	28.	*company "Novokuibyshevsk-Terminal"*	*Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	
	29.	*Open joint stock company "Angarsk Petrochemical Company "*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *2.07.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	None
	30.	*Closed joint stock company "YUKOS-M"*	*33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.12.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *22.12.2000*	0,2079%
	31.	*Closed joint stock company "Ordalia 2000"*	*2/6 Kostyakova Street, Moscow, 125422, Russian Federation*	*2/6 Kostyakova Street, Moscow, 125422, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	None
	32.	*Closed joint stock company "Tambovnefteprodukt"*	*9A Pionerskaya Street, Tambov, Russian Federation*	*9A Pionerskaya Street, Tambov, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.03.1994*	None

					which the Joint Stock Company belongs Status acquisition date: *18.03.1994*	
	33.	*Closed joint stock company "Irkutsknefteprodukt"*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.12.2001*	None
	34.	*Limited liability company "YUKOS Export Trade"*	*Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation*	*Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *3.07.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.07.2000*	None
	35.	*Limited liability company "YUKOS – Financial and Accounting Center"*	*17a Dubininskaya Street, Moscow, 113152, Russian Federation*	*26 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.10.2000*	None
	36.	*Open joint stock company "Stavropolnefteprodukt"*	*185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation*	*185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *31.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.11.2000*	None
	37.	*Open joint stock company "Kuibyshev Oil Refinery"*	*Groznenskaya Street, Samara, 443004, Russian Federation*	*Groznenskaya Street, Samara, 443004, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	None

					Status acquisition date: *10.12.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *10.12.1993*	
	38.	***Limited liability company "Top Master Realty"***	***59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation***	***59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.05.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.05.2001*	**None**
	39.	***Open joint stock company "Novokuibyshevsk Oil Refinery"***	***Novokuibyshevsk, 446200, Samara Region, Russian Federation***	***Novokuibyshevsk, 446200, Samara Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *20.05.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.05.1994*	**None**
	40.	***Limited liability company "SIBINTEK-Leasing"***	***3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	***3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.05.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.05.2002*	**None**
	41.	***Closed joint stock company "Ulyanovsknefteprodukt"***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.04.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	42.	*Limited liability company "YUKOS CIS INVESTMENT"*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *8.02.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *8.02.2002*	None
	43.	*Limited liability company "Dubininskoye"*	*17a Dubininskaya Street, Moscow, 113154, Russian Federation*	*17a Dubininskaya Street, Moscow, 113154, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.10.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.10.1999*	None
	44.	*Closed joint stock company "Bryansknefteprodukt"*	*48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation*	*48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.10.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.10.1993*	None
	45.	*Limited liability company "Service Center"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *16.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.12.2002*	None
	46.	*Closed joint stock company "Lipetsknefteprodukt"*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.09.1993*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.09.1993***	
	47.	***Closed joint stock company "Penzanefteprodukt"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.03.1994***	None
	48.	***Open joint stock company "Angarsk Polymer Plant"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.02.2003***	None
	49.	***Closed joint stock company "Achinsk-Terminal"***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	None
	50.	***Open joint stock company "Belgorodnefteprodukt"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	None
	51.	***Closed joint stock company "Investment***	***8 Krymsky val, Moscow, 117049,***	***8 Krymsky val, Moscow, 117049,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

		Invest"		*Federation*	***capital*** Status acquisition date: ***27.04.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.04.1995***	
	52.	***Open joint stock company "Voronezhnefteprodukt"***	***4 Kirova Street, Voronezh, 394018, Russian Federation***	***4 Kirova Street, Voronezh, 394018, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***1.11.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.11.1993***	**None**
	53.	***Closed joint stock company "Oryolnefteprodukt"***	***40 Mayakovskogo Street, Oryol, 302001, Russian Federation***	***40 Mayakovskogo Street, Oryol, 302001, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.02.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.02.1994***	**None**
	54.	***Open joint stock company "Samaranefteprodukt"***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.05.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.05.1994***	**None**
	55.	***Closed joint stock company "Neftegorsk Gas Processing Plant"***	***Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation***	***Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.05.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	56.	*Closed joint stock company "Otradniy Gas Processing Plant "*	*Gas Processing Plant, Otradniy, Samara Region, 446430, Russian Federation*	*Gas Processing Plant, Otradniy, Samara Region, 446430, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.05.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.05.1999***	None
	57.	*Open joint stock company "Srednevolzhsky Oil Processing Research Institute"*	*Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*Main Post Office, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	None
	58.	*Open joint stock company "Buryatnefteprodukt"*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	59.	*Limited liability company "YUKOS-Resource"*	*Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation*	*Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.11.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.11.2003***	None
	60.	*Closed joint stock company "Rus"*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.04.2000***	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.04.2000***	
	61.	***Limited liability company "Alnas-Tsunar"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***01.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***01.12.2000***	None
	62.	***Limited liability company "Alnas Electron"***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.12.2000***	None
	63.	***Limited liability company "Leisure and Sports Center"***	***Tomsk, Russian Federation***	***24 Ushaika River Embankment, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.***11.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.***11.2000***	None
	64.	***Open joint stock company "Boguchansk Gas and Oil Company"***	***72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia***	***72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***17.03.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***17.03.2004***	None

	65.	"Neftegaztechnologiya"	***Street, Novy Urengoi, Tyumen Region, 929300, Russian Federation***	***Street, Novy Urengoi, Tyumen Region, 929300, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 27.01.2004	
	66.	*Open joint stock company "Samaraneftegeofizika"*	***21 Sportivnaya Street, Samara, Russian Federation***	***21 Sportivnaya Street, Samara, 443030, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 29.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 23.03.2004	**None**
	67.	*Open joint stock company "Tomskneftegeofizika" of East Oil Company*	***83 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***83 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *14.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.01.2004*	**None**
	68.	*Open joint stock company "Urengoi-neftegazgeologiya"*	***12a 2nd Urban District, Settlement of Urengoy, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 629860, Russian Federation***	***12a 2nd Urban District, Settlement of Urengoy, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 629860, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 15.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 15.01.2004	**None**

	69.	*"YUKOS Aviation Marketing"*	***1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 20.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 20.01.2004	
	70.	*Limited liability company "YUKOS East Trade"*	***25a Shkolnaya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	***25a Shkolnaya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 9.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 9.02.2004	**None**
	71.	*Limited liability company "Yuganskneftegeofizika-GEOFIMP"*	*Bldg 9/3 Parkovaya Street, Pionerskaya Zona, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*Bldg 9/3 Parkovaya Street, Pionerskaya Zona, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 24.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 24.02.2004	**None**
	72.	*Closed joint stock company "YUT-OIL"*	***Zaraiskoye Shosse, 8 km, Lukhovitsy, Moscow Region 140500, Russian Federation***	***Zaraiskoye Shosse, 8 km, Lukhovitsy, Moscow Region 140500, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 13.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 13.02.2004	**None**
	73.	***Open joint stock company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993***	**None**

					which the Joint Stock Company belongs Status acquisition date: *10.12.1993*	
	74.	***Closed joint stock company "U-Tver"***	***29 Smolenskiy pereulok, Tver, 170000, Russian Federation***	***29 Smolenskiy pereulok, Tver, 170000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.12.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.12.2003*	None
	75.	***Limited liability company "Penza-Terminal"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2000*	None
	76.	***Limited liability company "Tomsk-Terminal"***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2000*	None
	77.	***Limited liability company "East Asia Transit"***	***MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	***MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.07.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.07.2002*	None
	78.	***Limited liability company "Tambov-Terminal"***	***9A Pionerskaya Street, Tambov, 392012, Russian***	***9A Pionerskaya Street, Tambov, 392012, Russian***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	None

					Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	
	79.	***Limited liability company "Samara-Terminal"***	***1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation***	***1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2000*	**None**
	80.	***Closed joint stock company "Voronezh-Terminal"***	***3 Ilyushina Street, Voronezh, 394002, Russian Federation***	***3 Ilyushina Street, Voronezh, 394002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2000*	**None**
	81.	***Open joint stock company "Aviation Industry Economy Research Institute"***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***Bldg. 2, 2 Perovsky pr., Moscow, 111024, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *22.11.2001*	**None**
	82.	***Open joint stock company "Tomsknefteprodukt" of the East Oil Company***	***Tomsk, Russian Federation***	***30 Pushkina Street, Tomsk, 634003, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.11.2001*	**None**

	83.	*company "Khakasnefteprodukt" of the East Oil Company*	*Khakasia, Russian Federation*	*Abakan, 662602, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *12.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	
	84.	*Open joint stock company "Khantymansiiskneftepro dukt"*	*Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation*	*Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.06.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.06.1997*	None
	85.	*Closed joint stock company "Lipetsk-Terminal M"*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	None
	86.	*Limited liability company "Yu-Kuban"*	*253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation*	*253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.01.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.01.1998*	None
	87.	*Closed joint stock company "Television Company "Special Purpose Television""*	*24 Ulansky pereulok, Moscow, 103045, Russian Federation*	*12 Akademika Korolyova Street, Moscow, 127000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *2.03.2000*	None

					which the Joint Stock Company belongs Status acquisition date: *2.03.2000*	
	88.	***Open joint stock company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"***	***Angarsk, Irkutsk Region, 665819, Russian Federation***	***58 Tchaikovsky Street, Angarsk, Irkutsk Region, 665819, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.02.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.02.2002*	**None**
	89.	***Open joint stock company "Achinsk Oil Refinery of the East Oil Company"***	***Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation***	***Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *15.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *30.08.2001*	**None**
	90.	***Closed joint stock company "Bryansk-Terminal M"***	***63 Rechnaya Street, Bryansk, 241021, Russian Federation***	***63 Rechnaya Street, Bryansk, 241021, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.11.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.11.2002*	**None**
	91.	***Open joint stock company "Samaranefteprodukt-avtomatika"***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	**None**
	92.	***Open joint stock company "Voronezhnefteproduktavtomatika"***	***4 Kirova Street, Voronezh, 394018, Russian Federation***	***4 Kirova Street, Voronezh, 394018, Russian***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

					Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	
	93.	***Closed joint stock company "YUKOS-Geo"***	***13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation***	***13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.10.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.10.1994***	**None**
	94.	***Limited liability company "YUKOS-Import"***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.12.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.12.1998***	**None**
	95.	***Closed joint stock company "YUKOS-Mamontovo"***	***10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, 628381, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.02.1999***	**None**
	96.	***Open joint stock company "Yuganskneftegaz"***	***Nefteyugansk District, Tyumen Region, Russian Federation***	***26 Lenina Street, Nefteyugansk, 628309, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.10.1993***	**0,00003%**

					which the Joint Stock Company belongs Status acquisition date: *5.10.1993*	
	97.	*Limited liability company "Accounting Center "*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.03.2003***	None
	98.	*Limited liability company "Property-Service-Strezhevoy"*	*11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation*	*11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.09.2003***	None
	99.	*Limited liability company "Property-Service-SSK"*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*OOO Yuganskneftepro mbuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.08.2003***	None
	100.	*Limited liability company "Property-Service-Nefteyugansk"*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk*	*OOO Yuganskneftepro mbuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	None

			National Area, Russian Federation	*Autonomous National Area, Russian Federation*		
	101.	*Limited liability company "Property-Service-Samara"*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.08.2003*	None
	102.	*Limited liability company "YUM-Trade"*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *09.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *09.09.2003*	None
	103.	*Limited liability company "Nefteavtomatika"*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.03.2003*	None
	104.	*Limited liability company "Control Service"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.03.2003*	None
	105.	*Limited liability company*	*Industrial Zone,*	*Industrial Zone,*	Reason: ***The Joint Stock Company is entitled to vote more***	None

			628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation	*628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: *28.02.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.02.2000*	
	106.	*Limited liability company "Kinelsky Storage Facility"*	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***32a Komsomolskaya Street, Pokhvistnevo, Samara Region, 446470, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.04.2000*	**None**
	107.	*Limited liability company "Samara Engineering Center"*	***145-734 Kuibyshev Street, Samara, Russian Federation***	***145-734 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.03.2003*	**None**
	108.	*Limited liability company "Outsourcing"*	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.05.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *22.05.2000*	**None**
	109.	*Open joint stock company "Samaraneftegaz"*	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *16.11.1995*	**None**

					which the Joint Stock Company belongs Status acquisition date: *16.11.1995*	
	110.	*Open joint stock company "Arctic Gas Company"*	*6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenetsky Autonomous National Area, 629300, Russian Federation*	*Bldg. 3, 25-27 Savvinskaya Embankment, Moscow, 119435, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *28.03.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.03.2002*	**None**
	111.	*Limited liability company "Shatsky Val"*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.02.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.02.2003*	**None**
	112.	*Closed joint stock company "Neftepromstroiservice"*	*30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, Russian Federation*	*30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.02.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.02.2003*	**None**
	113.	*Limited liability company "Nefteyugansk Petroleum Research and Design Institute"*	*51 7th Urban District, Nefteyugansk, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.03.2003*	**None**
	114.	*Closed joint stock*	*8 Krymsky val,*	*8 Krymsky val,*	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		Service"	*Russian Federation*	*Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.10.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.10.1993*	
	115.	***Closed joint stock company "Singapaipromservice"***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.07.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.06.2000*	**None**
	116.	***Limited liability company "Accounting and Reporting"***	***23 1st Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***23 1st Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.03.2003*	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "YUKOS Kart" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "YUKOS Kart" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 02.06.2004				
Information contained in the Affiliated Entities List after the change	117.	***Limited liability company*** *«YUKOS Kart».*	***Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.***	***Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *02.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *02.06.2004*	**None**
Information contained in the Affiliated Entities List prior to the change	118.	ZAO "AgroHefteProdukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "AgroHefteProdukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				

in the Affiliated Entities List after the change		*"AgroNefteProdukt"*	*Street, Rostov-on-Don, 344018, Russian Federation*	*Street, Rostov-on-Don, 344018, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	
Information contained in the Affiliated Entities List prior to the change	119.	ZAO "CONTRACT OIL" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "CONTRACT OIL" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				
Information contained in the Affiliated Entities List after the change		*Closed joint stock company "CONTRACT OIL"*	*Bldg. 15, 11 Timura Frunze Street, Moscow,119021, Russian Federation*	*Bldg. 15, 11 Timura Frunze Street, Moscow,119021, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
Information contained in the Affiliated Entities List prior to the change	120.	OOO "Mytishchy Fuel Company" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Mytishchy Fuel Company" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				
Information contained in the Affiliated Entities List after the change		*Limited liability company "Mytishchy Fuel Company"*	*AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation*	*AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
Information contained in the Affiliated Entities List prior to the change	121.	ZAO "NBA Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "NBA Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				

in the Affiliated Entities List after the change		*"NBA Service"*	*Shosse, Moscow,125424, Russian Federation*	*Volokolamskoye Shosse, Moscow,125424, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.06.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.06.2004***	
Information contained in the Affiliated Entities List prior to the change	122.	ZAO "Energoservice" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Energoservice" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				
Information contained in the Affiliated Entities List after the change		*Closed joint stock company "Energoservice"*	*98 40 let VLKSM Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation*	*98 40 let VLKSM Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.06.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.06.2004***	**None**
Information contained in the Affiliated Entities List prior to the change	123.	OOO "MAGIS" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "MAGIS" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				
Information contained in the Affiliated Entities List after the change		*Limited liability company "MAGIS"*	*177b Gushchina Street, Barnaul, 656019, Russian Federation*	*177b Gushchina Street, Barnaul, 656019, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.06.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.06.2004***	**None**
Information contained in the Affiliated Entities List prior to the change	124.	OAO "Financial and Production Company KEDR-M" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Financial and Production Company KEDR-M" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2004				

in the Affiliated Entities List after the change		*"Financial and Production Company KEDR-M"*	*Moscow, 109426, Russian Federation*	*Matrosskaya Tishina Street, Moscow, 109456, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.06.2004***	
	125.	***Limited liability company "Neftekhimservice"***	***Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone-2, Nefteyugansk, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	**126.**	OOO "ASSET" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "ASSET" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2004				
Information contained in the Affiliated Entities List after the change		*Limited liability company "ASSET"*	*5 Oktaybrskoy Revolutsii Street, Irkutsk, 664007, Russian Federation*	*5 Oktaybrskoy Revolutsii Street, Irkutsk, 664007, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.05.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.05.2004***	**None**
Information contained in the Affiliated Entities List prior to the change	**127.**	*Limited liability company* ***"Rostov-Terminal"***	***27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	***27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.11.2001***	**None**
		The reasons for OOO "Rostov-Terminal"'s acquisition of OAO Yukos affiliation status have changed. The appropriate change was made to the Affiliated Entities List on 26.05.2004.				

in the Affiliated Entities List after the change		***"Rostov-Terminal"***	***Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	***Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.05.2004*	
Information contained in the Affiliated Entities List prior to the change	128.	*Limited liability company* ***"YUKOS-Ladoga "***	*Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	*Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.03.2002***	**None**
		The reasons for OOO "YUKOS-Ladoga"'s acquisition of OAO Yukos affiliation status have changed. The appropriate change was made to the Affiliated Entities List on 26.05.2004.				
Information contained in the Affiliated Entities List after the change		*Limited liability company* ***"YUKOS-Ladoga "***	*AOOT Domozhirovsky Lespromkhoz's Territory,Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	*AOOT Domozhirovsky Lespromkhoz's Territory,Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.03.2002***	**None**
Information contained in the Affiliated Entities List prior to the change	129.	***Closed joint-stock company "Prioksky - Terminal"***	***Российская Федерация, 302026, г. Орел, ул. Комсомольская, д. 66***	***Российская Федерация, 302026, г. Орел, ул. Комсомольская, д. 66***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.11.2002*	**None**
		The reasons for ZAO "Prioksky-Terminal"'s acquisition of OAO Yukos affiliation status have changed. The appropriate change was made to the Affiliated Entities List on 9.06.2004.				
Information contained in the Affiliated Entities List after the change		***Closed joint-stock company "Prioksky - Terminal"***	***Российская Федерация, 302026, г. Орел, ул. Комсомольская, д. 66***	***Российская Федерация, 302026, г. Орел, ул. Комсомольская, д. 66***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.11.2002* ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2004*	**None**
	130.	***Open joint stock company***	***35 Myasnitskaya***	***35 Myasnitskaya***	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		Financial and Industrial Group"	*101959, Russian Federation*	*101959, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: *19.04.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.04.1997*	
	131.	*Limited liability company "Samara Oil Production Research and Design Institute"*	*11 Novo-Sadovaya Street, Samara, 443002, Russian Federation*	*52 Michurina Street, Samara, 443096, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.04.2000*	None
	132.	*Closed joint stock company "Inzerneft"*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.07.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.07.1998*	None
	133.	*Open joint stock company "East Siberian Oil and Gas Company"*	*5 Zagorodnoye shosse, Moscow, 113152, Russian Federation*	*10 Gagarina Street, Baikit Settlement, 648361, Evenk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2000*	None

in the Affiliated Entities List after the change	134.	*GmbH*	*Freyung 3*	*Wein, Freyung 3*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.07.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.02.1997*	
		The reasons for ***VNC Erdol Handels GmbH*** 's acquisition of OAO Yukos affiliation status have changed. The appropriate change was made to the Affiliated Entities List on 30.06.2004.				
Information contained in the Affiliated Entities List prior to the change		***VNC Erdol Handels GmbH***	***Austria, 1010, Wein, Freyung 3***	***Austria, 1010, Wein, Freyung 3***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.02.1997*	None
	135.	***Closed joint stock company "Manoil"***	***26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation***	***26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *6.06.1996* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *6.06.1996*	None
	136.	***Open joint stock company "Tomskneft" of the East Oil Company***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.12.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *21.12.1999*	None
	137.	***Limited liability company "YUKSib"***	***7A Taube Street, Omsk 99, 644099, Russian Federation***	***7A Taube Street, Omsk 99, 644099, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.09.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.09.1995*	None
	138.	***Closed joint stock***	***53 Geologov Street,***	***53 Geologov***	Reason: ***The Joint Stock Company is entitled to vote more***	None

			Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation	*Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.12.2002***	
	139.	***Open joint stock company "Samaraneftekhimavtomatika"***	***52 Michurina Street, Samara, Russian Federation***	***52 Michurina Street, Samara, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	140.	***Limited liability company "MNU"***	***Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.03.2003***	**None**
	141.	***Limited liability company "Alnasmash"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***02.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***02.07.2003***	**None**
	142.	***Limited liability company "Aviaterminal"***	***Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***05.09.2003***	**None**

					which the Joint Stock Company belongs Status acquisition date: *05.09.2003*	
	143.	*Limited liability company "Alnasmashservice"*	*Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation*	*Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *12.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.08.2003*	**None**
	144.	*Limited liability company "Hermes Moscow"*	*Room 808, 146 Leninsky Prospekt, Moscow, 119526, Russian Federation*	*6 1st Vysheslavtsev per., Moscow, 127018, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.08.2003*	**None**
	145.	*Limited liability company"EPU-Service"*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**
	146.	*Limited liability company"Yugansk EPU - Service "*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**
	147.	*Limited liability company"Mamontov EPU - Service"*	*Industrial Zone, Pyt-Yakh, Khanty-Mansiisk Autonomous*	*Industrial Zone, Pyt-Yakh, Khanty-Mansiisk Autonomous*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	**None**

			Tyumen Region, 628381, Russian Federation	*Tyumen Region, 628381, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	
	148.	***Limited liability company"Samara-Electro-Service"***	***2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation***	***2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation***	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *26.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**
	149.	***Ukrainian-Russian enterprise with foreign investments in the form of closed joint stock company "KAFA"***	***2 Geologicheskaya Street, Feodosia, 98107, Ukraine***	***2 Geologicheskaya Street, Feodosia, 98107, Ukraine***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 4.08.2003	**None**
	150.	***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
	151.	***Open joint stock company "Research and Production Firm "Geofit""***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.09.2003***	**None**
	152.	***Limited liability company "ALANS RD"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	153.	*Open joint stock company "Tomskgaz"*	*73 Bolshaya Podgornaya, Tomsk, Russian Federation*	*73 Bolshaya Podgornaya, Tomsk, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.09.2003*	None
	154.	*Closed joint stock company "Yu-SVL"*	*1 Furmanova Street, Central District, Krasnodar, Russian Federation*	*1 Furmanova Street, Central District, Krasnodar, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *6.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *6.12.2002*	None
	155.	*Limited liability company "Zapadno-Malobalykskoye"*	*Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Region), Russian Federation*	*26 11th Urban District, Nefteyugansk, (Tyumen Region), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.06.2002*	None
	156.	*Limited liability company "Siberian Internet Company "*	*Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.08.1999*	None
	157.	*Limited liability company "YUKOS Research and Development Center"*	*Bldg 2, 55/1 Leninsky Prospekt, Moscow, 119333, Russian Federation*	*Bldg 2, 55/1 Leninsky Prospekt, Moscow, 119333, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.11.2003*	None
	158.	*Closed joint stock company "Fazan"*	*26/1 Sofiiskaya Embankment, Moscow, 113816,*	*26/1 Sofiiskaya Embankment, Moscow, 113816,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	None

				Federation	Status acquisition date: 18.07.1996	
Information contained in the Affiliated Entities List prior to the change		OOO "YUKOS-COOP" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "YUKOS-COOP" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 30.06.2004				
Information contained in the Affiliated Entities List after the change	159.	*Limited liability company* "YUKOS-COOP"	***49 7th Urban District, Nefteyugansk, Tyumen Region, Khanty-Mansiisk Autonomous Area, 628307, Russian Federation***	***49 7th Urban District, Nefteyugansk, Tyumen Region, Khanty-Mansiisk Autonomous Area, 628307, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 22.12.2004	**None**
	160.	***Open joint stock company "Novosibirsk Enterprize for Provision of Oil Products to East Oil Company"***	***80 Gorkogo Street, Novosibirsk, 630099, Russian Federation***	***80 Gorkogo Street, Novosibirsk, 630099, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.08.2003***	**None**
	161.	***Open joint stock company "Tomsk Research and Design Oil and Gas Institute"***	***72 Prospekt Mira, Tomsk, Russian Federation***	***72 Prospekt Mira, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.09.2003***	**None**
	162.	***Open joint stock company "Tomskneftegazgeologiya" of East Oil Company***	***Tomsk, Russian Federation***	***147 Pr. Lenina, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.08.2003***	**None**
	163.	***Open joint stock company "Bratsknefteprodukt"***	***P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation***	***P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	164.	***Kuban power industry and electrification open joint stock company "Kubanenergo"***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.04.2002***	**None**
	165.	***Power industry and***	***36 Kirova pr., Tomsk,***	***36 Kirova pr.,***	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		stock company "Tomskenergo"	*Federation*	*Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: *30.04.2002*	
	166.	***Tambov power industry and electrification open joint stock company "Tambovenergo"***	***23 Morshanskoye shosse, Tambov, 392680, Russian Federation***	***23 Morshanskoye shosse, Tambov, 392680, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.09.2002*	None
	167.	***Open joint stock company "Belgorodenergo"***	***42 Kommunisticheskaya Street, Belgorod, Russian Federation***	***42 Kommunisticheskaya Street, Belgorod, 308870, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.12.2001*	None
	168.	***Hulley Enterprises Limited***	***Corner Themistokli Dervi street, 6th floor, Nicosia, Cyprus***	***88 Village of Zhukovka, Odintsovo District, Moscow Region, 143082, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.05.2002*	**No data available to OAO Yukos as of 30.06.2004**
	169.	***Joint stock company "Mazeikiu Nafta"***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.09.2002*	None
Information contained in the Affiliated Entities List prior to the change	170.	Petroval S.A. was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on Petroval S.A. were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2004				
Information contained in the Affiliated Entities List after the change		***Petroval S.A.***	*84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland*	*84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 9.*04.2004*	None
Information contained in the Affiliated Entities List prior to the change	171.	Petroval Bunker Services B.V. was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on Petroval Bunker Services B.V.were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2004.				
Information contained in the Affiliated Entities List after the change		*Petroval Bunker Services B.V.*	*Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands*	*Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.03.2004*	None
	172.	*Closed joint stock company "ROSSKAT"*	*1 Zelyonaya Street, Neftegorsk, Samara*	*1 Zelyonaya Street, Neftegorsk,*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	None

			Russian Federation	*446250, Russian Federation*		
	173.	*Closed joint stock company "Biryusa-Angarsknefteprodukt"*	*1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation*	*1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	174.	*Closed joint stock company "Vasyugan"*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	None
	175.	*Closed joint stock company "East-Angarsknefteprodukt"*	*18 Senyavina Street, Nakhodka, 692900, Russian Federation*	*18 Senyavina Street, Nakhodka, 692900, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	176.	*Closed joint stock company "Vostsibneftegaz-Service"*	*6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation*	*6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	None
	177.	*Closed joint stock company "Krasnoyarskgeofizika"*	*24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	*24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	None
	178.	*Closed joint stock company "Tomsk-Petroleum und Gas"*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.02.1996***	None
	179.	*Closed joint stock company "YUKOS Refining and Marketing"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.04.2000***	None
	180.	*Closed joint stock company "YUKOS Exploration and Production"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.04.2000***	None

		company "YUKOS-Petroleum"	*Street, Moscow, 115054, Russian Federation*	*Street, Moscow, 115054, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *3.12.2001*	
	182.	*Closed joint stock company «Neftyanik-Service»*	*Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Industrial Zone, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *21.08.1999*	None
	183.	*Limited liability company "Novokuibyshevsk Catalyst Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.12.2000*	None
	184.	*Limited liability company "Rosflex"*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.10.1998*	None
	185.	*Limited liability company "Vehicle Refueling Complex - Angarsknefteprodukt"*	*6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	*Angara Store Offices, 6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	None
	186.	*Limited liability company "Alta-Trade"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*4 Lenina Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.08.2001*	None
	187.	*Limited liability company "Recreation Base "Enkhaluk""*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.08.2002*	None
	188.	*Limited liability company "Buryat-Terminal"*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *15.09.2002*	None
	189.	*Limited liability company "Voronezh Trans-Service"*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.06.1999*	None
	190.	*Limited liability company*	*Strezhevoy, Tomsk*	*Hotel Cedar, Mira*	Reason: ***The entity belongs to the group of entities, to***	None

			Russian Federation	*Tomsk Region, 636762, Russian Federation*	Status acquisition date: *6.02.2001*	
	191.	*Limited liability company "Irkutsk-Terminal"*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *2.10.2002*	None
	192.	*Limited liability company "KAG – ECO – OIL"*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.01.1999*	None
	193.	*Limited liability company "Kras Angarsknefteprodukt"*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	None
	194.	*Limited liability company "Nefteinvest"*	*52 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	*42 Lenina Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.04.2001*	None
	195.	*Limited liability company "Office"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.08.2002*	None
	196.	*Limited liability company "Pechatnik"*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.10.1998*	None
Information contained in the Affiliated Entities List after the change	197.	OOO "Prim Synthesis" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO " Prim Synthesis" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.01.2004				

in the Affiliated Entities List prior to the change		*"Prim Synthesis"*	*Volokolamskoye Shosse, Krasnogorsk, Moscow Region, 143400, Russian Federation*	*Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	*which the Joint Stock Company belongs* Status acquisition date: *15.05.2002*	
	198.	*Limited liability company "Ratmir"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *23.08.2001*	None
	199.	*Limited liability company "Mechanical Repair Works"*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.12.2000*	None
	200.	*Limited liability company "Health and Recreational Complex "Zdorovye"*	*Novokuibyshevsk, Russian Federation*	*P.O. Box 87, Novokuibyshevsk, 446200, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.10.1998*	None
	201.	*Limited liability company "Achinsk Oil Refiners' Sports Complex"*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *30.08.2001*	None
	202.	*Limited liability company "Stavropol-Terminal"*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *19.09.2002*	None
	203.	*Limited liability company "Television and Radio Company "Intelcom""*	*34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*	*34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.12.1996*	None

Information contained in the Affiliated Entities List after the change	**204.**	OOO "Tonus" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO " Tonus" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 02.02.2004				
Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Tonus"***	***Bldg. 2, 61 Prospekt Marshala Zhukova, Moscow, 123448, Russian Federation***	***Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.05.2002***	**None**
Information contained in the Affiliated Entities List after the change	**205.**	***Limited liability company** «YUKOS Consulting».*	***31a Dubininskaya Street, Moscow, 115054, Russian Federation.***	***31a Dubininskaya Street, Moscow, 115054, Russian Federation.***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.02.2004***	**None**
Information contained in the Affiliated Entities List after the change	**206.**	OOO "Firm "Lida" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Firm "Lida" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 04.02.2004				
Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Firm "Lida""***	***Lot 2a, Aivazovskogo Street, Moscow, Russian Federation***	***Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.05.2002***	**None**
	207.	***Limited liability company "Firm VAO R Prim"***	***12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation***	***Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.05.2002***	**None**
	208.	***Limited liability company "Private Security Agency "Kron""***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.10.1998***	**None**

	209.	*Limited liability company "South-Minioil"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.12.2001***	None
	210.	*Limited liability company "South-Minioil-Labinsk"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.12.2001***	None
	211.	*Limited liability company "South-Terminal"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.12.2001***	None
	212.	*Limited liability company "YUKOS-Baltic"*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.03.2002***	None
	213.	*Limited liability company "Vesta Hotel"*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, Russian Federation*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, 446206, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	None
	214.	*Limited liability company "Novokuibyshevsk Oil Lubricants and Additives Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.1998***	None
	215.	*Closed type joint stock company "Kalibra-T"*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	216.	*Limited liability company "Service Center"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207,*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	None

				Federation		
	217.	***Limited liability company "Industrial and Trading Firm "Aviator""***	***"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation***	***"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *2.08.1995*	None
	218.	***Limited liability company "Municipal Television Company "Achinsk TV""***	***1 Komsomolskaya Street, Achinsk, Krasnoyarsky krai, 662100, Russian Federation***	***28a Nazarova Street, Achinsk, Krasnoyarsky krai, 662150, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.05.1996*	None
	219.	***Limited liability company "Business Club "Rus""***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *10.10.2001*	None
	220.	***Limited liability company agricultural enterprise "Agro-Industrial Complex"***	***Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation***	***Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *30.08.2001*	None
	221.	***Open joint stock company "Angarsk Catalyst and Organic Synthesis Plant"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	None
	222.	***Open joint stock company "Angarsk Mechanical Repair Works"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	None
	223.	***Open joint stock company "Angarskneftekhimremstroi"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	None
	224.	***Open joint stock company "Angarsk Power System Management"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	None

	225.	*Open joint stock company "Yeniseineftegaz"*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2000*	None
	226.	*Open joint stock company "AZS-Service"*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *5.10.1996*	None
	227.	*Closed joint stock company "Rosneftetrans"*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.08.1997*	None
	228.	*Closed joint stock company ""YUKOS-Avia" Air Company"*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.08.1996*	None
	229.	*Closed joint stock company "Fuel and Energy Complex Informational Cooperation Center"*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.03.1994*	None
	230.	*Closed joint stock company "Business and Security Magazine"*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.03.1996*	None
	231.	*Open joint stock company "Neftemarket"*	*Chita-40, 672040, Russian Federation*	*Chita-40, 672040, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2001*	None
	232.	*Closed joint stock company "Fuel and Refueling Complex"*	*International Airport Sheremetyevo, Moscow, 103340, Russian Federation*	*International Airport Sheremetyevo, Moscow, 103340, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.07.1994*	None
	233.	*Limited liability company "Ulyanovsk-Terminal"*	*91 L. Tolstoy Street, Ulyanovsk, 432601,*	*91 L. Tolstoy Street, Ulyanovsk,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

				Federation	*capital* Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	
	234.	*Closed joint stock company "Belgorod-Terminal"*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.11.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *5.11.2002*	**None**
	235.	*Closed joint stock company "EKZA"*	*5A Artsybushevskaya Street, Samara, 443041, Russian Federation*	*5A Artsybushevskaya Street, Samara, 443041, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.12.1997*	**None**
	236.	*Closed joint stock company "Lyubel-Oil"*	*Novopolotsk, 211440, Belorussia*	*Novopolotsk, 211440, Belorussia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.07.1996*	**None**
	237.	*Limited liability company"Caspian Oil Company"*	*73 Shaumyana Street, Astrakhan, Russian Federation*	*73 Shaumyana Street, Astrakhan, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.12.1999	**None**
	238.	*Limited liability company "Yu-Mordovia"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 23.08.2001	**None**
Information contained in the Affiliated Entities List after the change	239.	OAO "Commercial Bank "Solidarnost" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OAO "Commercial Bank "Solidarnost" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 30.06.2004				

in the Affiliated Entities List prior to the change		*"Commercial Bank "Solidarnost"*	*Samara, 443099, Russian Federation*	*Street, Samara, 443099, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	
	240.	*Limited liability company"Fin-trade"*	*19 Novomytishchinsky Prospekt, Mytishchy, Moscow Region, 141008, Russian Federation*	*19 Novomytishchinsky Prospekt, Mytishchy, Moscow Region, 141008, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	241.	*Closed joint stock company "Kuzbassnefteprodukt"*	*1 Polevaya Street, Novokuznetsk, Kemerovo Region, 654018, Russian Federation*	*1 Polevaya Street, Novokuznetsk, Kemerovo Region, 654018, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	242.	*Closed joint stock company "Sibneftavia"*	*34 Verkhnyaya Street, Moscow, 125040, Russian Federation*	*34 Verkhnyaya Street, Moscow, 125040, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	243.	*Limited liability company"Sibneft-Tomsk"*	*1 Zaozerny pereulok, Tomsk, 634009, Russian Federation*	*1 Zaozerny pereulok, Tomsk, 634009, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	244.	*Limited liability company"Khantos"*	*149 Mira Street, Khanty-Mansiisk, 628007, Russian Federation*	*149 Mira Street, Khanty-Mansiisk, 628007, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	245.	*Closed joint stock company "Sibneft-Ural"*	*73/16 Shaumyana Street, Yekaterinburg, 620102, Russian Federation*	*73/16 Shaumyana Street, Yekaterinburg, 620102, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	246.	*Limited liability company"Sibneft – AZS Service"*	*Bldg.1, 38 B. Kommunisticheskaya Street, Moscow, 109004, Russian Federation*	*4 Kursovoy pereulok, Moscow, 119034, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	247.	*Limited liability company"Sibneft –Saint Petersburg".*	*10 Sovetsky pr., Sestroretsk, Saint-Petersburg, 197706, Russia*	*10 Sovetsky pr., Sestroretsk, Saint-Petersburg, 197706, Russia*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None

	248.	*company"NTK"*	*Geroyev, Nizhny Novgorod, 603044, Russian Federation*	*Geroyev, Nizhny Novgorod, 603044, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	
	249.	*Sib Finance B.V.*	*Heinrenhart, 548, 1017SG, Amsterdam, The Netherlands*	*Heinrenhart, 548, 1017SG, Amsterdam, The Netherlands*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	250.	*Open joint stock company "Sibneft-Noyabrskneftegaz"*	*59/87 Lenina Street, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 626726, Russian Federation*	*59/87 Lenina Street, Noyabrsk, Tyumen Region, 626726, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	251.	*Limited liability company "Sibneft-Krasnoyarsknefteprodukt"*	*23 "G" Severnoye Shosse, Krasnoyarsk, 660049, Russian Federation*	*23 "G" Severnoye Shosse, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	252.	*Open joint stock company "Sibneft-Omsknefteprodukt"*	*54 Frunze Street, Omsk-99, 644099, Russian Federation*	*54 Frunze Street, Omsk-99, 644099, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	253.	*Open joint stock company "Sibneft-Omsk Oil Refinery"*	*1 Gubkina Street, Omsk, Russian Federation*	*1 Gubkina Street, Omsk, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	254.	*Limited liability company "Sibneft-Noyabrsknefteprodukt"*	*Industrial Zone, Noyabrsk, Tyumen Region, 629809, Russia*	*Industrial Zone, Noyabrsk, Tyumen Region, 629809, Russia*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None
	255.	*Open joint stock company "Sibneft-Noyabrskneftegazgeofizika"*	*Industrial Zone, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 626726, Russian Federation*	*Industrial Zone, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 626726, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	None

	256.	*company "Sibneft-Mobile Card (Kuzbass)"*	***Tashtagol, Kemerovo Region, 652970, Russia***	***Tashtagol, Kemerovo Region, 652970, Russia***	***which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	
	257.	*Open joint stock company "Sibneft-Tyumennefteprodukt".*	*28 Uritskogo Street, Tyumen, Russian Federation*	***67 Lenina Street, Tyumen, 625000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
	258.	*Open joint stock company "Sibneft-Barnaulnefteprodukt"*	***124 K. Marx Street, Barnaul, 656004, Russian Federation***	***124 K. Marx Street, Barnaul, 656004, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
	259.	*Limited liability company"Radio 3S"*	*51 Izyskateley Street, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 629810, Russian Federation*	***P.O. Box 713, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 629810, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
	260.	*Limited liability company"NI and PP "INPETRO".*	*Bldg. 3, 71 Sadovnicheskaya Street, Moscow, 115035, Russian Federation*	***Bldg. 3, 71 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
	261.	*Closed joint stock company " Mediacenter A7".*	*98, 22nd December Street, Omsk, Russian Federation*	***98, 22nd December Street, Omsk, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
	262.	*Closed joint stock company "Airport-Service"*	*Tolmachevo 4 Airport, Ob 4, Novosibirsk Region, 633115, Russian Federation*	***Tolmachevo 4 Airport, Ob 4, Novosibirsk Region, 633115, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change		ZAO "Archinskoye" was not an OAO Yukos' affiliated person, and the OAO-Yukos Affiliated Entities List contained no data on it. The data on ZAO "Archinskoye" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2004				
Information contained in the Affiliated Entities List after the change	263.	*Closed joint stock company "Archinskoye"*	*14 Lenina Street, Tomsk, 634050, Russian Federation*	*14 Lenina Street, Tomsk, 634050, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.04.2004*	**None**

in the Affiliated Entities List prior to the change		"Shiginskoye" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2004				
Information contained in the Affiliated Entities List after the change	**264.**	*Limited liability company "Shiginskoye"*	*2 Sovietskaya Street, Kargasok, Tomsk Region, Russian Federation*	*2 Sovietskaya Street, Kargasok, Tomsk Region, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.04.2004*	**None**
Information contained in the Affiliated Entities List prior to the change		OOO ChOP "Granite" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO ChOP "Granite" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2004				
Information contained in the Affiliated Entities List after the change	**265.**	*Limited liability company Priovate Security Enterprise "Granite"*	*10a Gagarina Street, Baikit, Evenk Autonomous Area, Krasnoyarsk Krai, 648360, Russian Federation*	*10a Gagarina Street, Baikit, Evenk Autonomous Area, Krasnoyarsk Krai, 648360, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 24.*05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 24.*05.2004*	**None**
Information contained in the Affiliated Entities List prior to the change		OOO ChOP "SKB" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO ChOP "SKB" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 21.05.2004				
Information contained in the Affiliated Entities List after the change	**266.**	*Limited liability company Priovate Security Enterprise "Corporate Security Service"*	*Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian Federation*	*Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.*05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *21.05.2004*	**None**

LIST OF AFFILIATED ENTITIES

Open joint-stock company "Yukos Oil Company"
(issuer's code: 00198-A)

as of 31.12.2004

Acting Manager of Corporate Finance Directorate OOO Yukos Moscow, the Yukos management company — Y.V. Khudyakov
February 14, 2004

Changes to the Affiliated Entities List	No.	legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence	Legal entity's mailing address	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws Date of acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws	each class of shares in the Joint-Stock Company owned by affiliated entity, %
	1.	*Gerashchenko Viktor Vladimirovich*	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***24.06.2004***	**None**
	2.	***Gupta Raj Kumar***	***Oklahoma, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	3.	***Pokholkov Yuriy Petrovich***	***Tomsk, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**0,00001%**
	4.	*Ortiz Edgar*	***Houston, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***24.06.2004***	**None**
	5.	***Kosciusko-Morizet Jacques***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	6.	***Soublin Michel***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	7.	***Carey Sarah Collins***	***Washington, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	8.	***Loze Bernard***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	9.	***Kontorovich Alexei Emilievich***	***Novosibirsk, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	10.	***Golubev Yuriy Alexandrovich***	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**0,01279%**
	11.	***Buclez François***	***London, UK***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	**None**

	12.				***Joint Stock Company belongs*** Status acquisition date: *01.07.2004*	
	13.	*Limited Liability Company "Yukos Moscow*	***Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation***	***26 Ulansky pereulok, 107045, Moscow, Russian Federation***	Reason: ***The entity exercises the powers of the Joint Stock Company's sole executive body*** Status acquisition date: ***3.05.2000*** Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.05.2000***	**None**
	14.	*Limited liability company "FTT Service"*	***72 Prospekt Mira, Moscow, 129110, Russian Federation,***	***72 Prospekt Mira, Moscow, 129110, Russian Federation,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *07.05.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *07.05.2003*	**None**
	15.	*Closed joint stock company "Energy Service Company"*	***28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation***	***28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2003*	**None**

in the Affiliated Entities List after the change	**16.**	*Company "Escom Energo Trade"*	***Duininskaya Str., Moscow, 115054, Russian Federation***	***Duininskaya Str., Moscow, 115054, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.12.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.12.2004***	
Information contained in the Affiliated Entities List prior to the change		Closed Joint-stock company Escom-Energo Trade was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO Escom-Energo Trade were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 16.12.2004				
	17.	*Open joint stock company "Syzran Oil Refinery "*	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	18.	*Closed joint stock company "YUKOS-Inform"*	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.07.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.07.1994***	**None**
	19.	*YUKOS UK Ltd.*	***Bellhouse,175, Regent Street, London, WIR 7FB***	***Bellhouse,175, Regent Street, London, WIR 7FB***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***30.01.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.01.1996***	**None**
	20.	*Open joint stock company "Angarsknefteprodukt"*	***6 K. Marx Street, Angarsk, Irkutsk***	***6 K. Marx Street, Angarsk, Irkutsk***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Federation	*Federation*	*capital* Status acquisition date: *29.12.2001* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	
	21.	*YUKOS Finance B.V.*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *22.09.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *22.09.1998*	None
	22.	*Limited liability company " YUKOS – M Trading House"*	*Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.09.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.09.1998*	None
	23.	*Limited liability company "YUKOS - Petroleum"*	*64 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *27.05.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *27.05.1998*	None
	24.	*Closed joint stock company "YUKOS-TransService"*	*OAO NK NPZ Plant Management District, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.09.1998* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs*	None

	25.	*Limited liability company "Strezhevskoy Oil Refinery"*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.11.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.11.1999*	None
	26.	*Closed joint stock company "Kuibyshev-Terminal"*	*Groznenskaya Street, Samara, 443000, Russian Federation*	*Groznenskaya Street, Samara, 443000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	None
	27.	*Closed joint stock company "Syzran-Terminal"*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	None
	28.	*Limited liability company "Khakas-Terminal"*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	None
	29.	*Closed joint stock company "Novokuibyshevsk-Terminal"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region. 446200, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	
	30.	***Open joint stock company "Angarsk Petrochemical Company "***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.07.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	None
	31.	***Closed joint stock company "YUKOS-M"***	***33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	***33-3 Kommunistichesk aya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.12.2000***	0,2079%
	32.	***Closed joint stock company "Ordalia 2000"***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	33.	***Closed joint stock company "Tambovnefteprodukt"***	***9A Pionerskaya Street, Tambov, Russian Federation***	***9A Pionerskaya Street, Tambov, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.03.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.03.1994***	None
	34.	***Closed joint stock company***	***5 Oktyabrskoy Revolutsiyi Street,***	***5 Oktyabrskoy Revolutsiyi Street,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

			Russian Federation	*Russian Federation*	*capital* Status acquisition date: *7.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.12.2001*	
	35.	*Limited liability company "YUKOS Export Trade"*	*Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation*	*Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *3.07.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.07.2000*	**None**
	36.	*Limited liability company "YUKOS – Financial and Accounting Center"*	*17a Dubininskaya Street, Moscow, 113152, Russian Federation*	*26 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.10.2000*	**None**
	37.	*Open joint stock company "Stavropolnefteprodukt"*	*185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation*	*185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *31.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.11.2000*	**None**
	38.	*Open joint stock company "Kuibyshev Oil Refinery"*	*Groznenskaya Street, Samara, 443004, Russian Federation*	*Groznenskaya Street, Samara, 443004, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *10.12.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	39.	*Limited liability company "Top Master Realty"*	*59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation*	*59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.05.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.05.2001***	None
	40.	*Open joint stock company "Novokuibyshevsk Oil Refinery"*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.05.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.05.1994***	None
	41.	*Limited liability company "SIBINTEK-Leasing"*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.05.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.05.2002***	None
	42.	*Closed joint stock company "Ulyanovsknefteprodukt"*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation.*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.04.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.04.1994***	None
	43.	*Limited liability company "YUKOS CIS INVESTMENT"*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	None

					Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *8.02.2002*	
	44.	*Limited liability company "Dubininskoye"*	*17a Dubininskaya Street, Moscow, 113154, Russian Federation*	*17a Dubininskaya Street, Moscow, 113154, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.10.1999* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *18.10.1999*	None
	45.	*Closed joint stock company "Bryansknefteprodukt"*	*48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation*	*48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.10.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.10.1993*	None
	46.	*Limited liability company "Service Center"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.12.2002* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.12.2002*	None
	47.	*Closed joint stock company "Lipetsknefteprodukt"*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	*102 Gagarina Street, Lipetsk, 398016, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *24.09.1993* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *24.09.1993*	None
	48.	*Closed joint stock*	*104 Neitralnaya*	*104 Neitralnaya*	Reason: *The Joint Stock Company is entitled to vote more*	None

		"Penzanefteprodukt"	*440013, Russian Federation*	*440013, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.03.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *2.03.1994*	
	49.	*Open joint stock company "Angarsk Polymer Plant"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *20.02.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.02.2003*	None
	50.	*Closed joint stock company "Achinsk-Terminal"*	*Achinsk, Krasnoyarsky Krai, 662114, Russian Federation*	*Achinsk, Krasnoyarsky Krai, 662114, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	None
	51.	*Open joint stock company "Belgorodnefteprodukt"*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	None
	52.	*Closed joint stock company "Investment Company "YUKOS-Invest"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.04.1995* Reason: ***The entity belongs to the group of entities, to***	None

					Status acquisition date: *27.04.1995*	
	53.	*Open joint stock company "Voronezhnefteprodukt"*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.11.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.11.1993*	None
	54.	*Closed joint stock company "Oryolnefteprodukt"*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.02.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.02.1994*	None
	55.	*Open joint stock company "Samaranefteprodukt"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *28.05.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.05.1994*	None
	56.	*Closed joint stock company "Neftegorsk Gas Processing Plant"*	*Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation*	*Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.05.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.05.1999*	None
	57.	*Closed joint stock company "Otradniy Gas Processing Plant "*	*Gas Processing Plant, Otradniy, Samara Region, 446430, Russian*	*Gas Processing Plant, Otradniy, Samara Region, 446430, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.05.1999***	
	58.	***Open joint stock company "Srednevolzhsky Oil Processing Research Institute"***	***Novokuibyshevsk, Samara Region, 446200, Russian Federation***	***Main Post Office, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	None
	59.	***Open joint stock company "Buryatnefteprodukt"***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	60.	***Limited liability company "YUKOS-Resource"***	***Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation***	***Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.11.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.11.2003***	None
	61.	***Closed joint stock company "Rus"***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.04.2000***	None

	62.	*"Alnas-Tsunar"*	*Street, Moscow, 117312, Russian Federation*	*Vavilova Street, Moscow, 117312, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *01.12.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *01.12.2000*	
	63.	***Limited liability company "Alnas Electron"***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *03.12.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.12.2000*	None
	64.	***Limited liability company*** *"Leisure and Sports Center"*	***Tomsk, Russian Federation***	***24 Ushaika River Embankment, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.*11.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: **26.*11.2000***	None
	65.	***Open joint stock company*** *"Boguchansk Gas and Oil Company"*	***72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia***	***72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *17.03.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *17.03.2004*	None

	66.	*"Neftegaztechnologiya"*	***Street, Novy Urengoi, Tyumen Region, 929300, Russian Federation***	***Street, Novy Urengoi, Tyumen Region, 929300, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 27.01.2004	
	67.	*Open joint stock company "Samaraneftegeofizika"*	***21 Sportivnaya Street, Samara, Russian Federation***	***21 Sportivnaya Street, Samara, 443030, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 29.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 23.03.2004	None
	68.	*Open joint stock company "Tomskneftegeofizika" of East Oil Company*	***83 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***83 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *14.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.01.2004*	None
	69.	*Open joint stock company "Urengoi-neftegazgeologiya"*	***12a 2nd Urban District, Settlement of Urengoy, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 629860, Russian Federation***	***12a 2nd Urban District, Settlement of Urengoy, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 629860, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 15.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 15.01.2004	None

	70.	"YUKOS Aviation Marketing"	***1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 20.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 20.01.2004	
	71.	*Limited liability company "YUKOS East Trade"*	***25a Shkolnaya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	***25a Shkolnaya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 9.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 9.02.2004	**None**
	72.	*Limited liability company "Yugansknefteg eofizika-GEOFIMP"*	*Bldg 9/3 Parkovaya Street, Pionerskaya Zona, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*Bldg 9/3 Parkovaya Street, Pionerskaya Zona, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 24.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 24.02.2004	**None**
	73.	*Closed joint stock company "YUT-OIL"*	***Zaraiskoye Shosse, 8 km, Lukhovitsy, Moscow Region 140500, Russian Federation***	***Zaraiskoye Shosse, 8 km, Lukhovitsy, Moscow Region 140500, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 13.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 13.02.2004	**None**
	74.	***Open joint stock company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *10.12.1993*	**None**

					which the Joint Stock Company belongs Status acquisition date: ***10.12.1993***	
	75.	***Closed joint stock company "U-Tver"***	***29 Smolenskiy pereulok, Tver, 170000, Russian Federation***	***29 Smolenskiy pereulok, Tver, 170000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.***12.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.***12.2003***	**None**
	76.	***Limited liability company "Penza-Terminal"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	77.	***Limited liability company "Tomsk-Terminal"***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	78.	***Limited liability company "East Asia Transit"***	***MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38,- Mongolia***	***MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.07.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.07.2002***	**None**
	79.	***Limited liability company "Tambov-Terminal"***	***9A Pionerskaya Street, Tambov, 392012, Russian***	***9A Pionerskaya Street, Tambov, 392012, Russian***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

					Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	
	80.	*Limited liability company "Samara-Terminal"*	*1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation*	*1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2000*	**None**
	81.	*Closed joint stock company "Voronezh-Terminal"*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2000*	**None**
	82.	*Open joint stock company "Aviation Industry Economy Research Institute"*	*24 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg. 2, 2 Perovsky pr., Moscow, 111024, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *22.11.2001*	**None**
	83.	*Open joint stock company "Tomsknefteprodukt" of the East Oil Company*	*Tomsk, Russian Federation*	*30 Pushkina Street, Tomsk, 634003, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.11.2001*	**None**

	84.	*company "Khakasnefteprodukt" of the East Oil Company*	*Khakasia, Russian Federation*	*Abakan, 662602, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *12.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	
	85.	***Open joint stock company "Khantymansiiskneftepro dukt"***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.06.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.06.1997*	**None**
	86.	***Closed joint stock company "Lipetsk-Terminal M"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	87.	***Limited liability company "Yu-Kuban"***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.01.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.01.1998*	**None**
	88.	***Closed joint stock company "Television Company "Special Purpose Television""***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***12 Akademika Korolyova Street, Moscow, 127000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *2.03.2000*	**None**

					which the Joint Stock Company belongs Status acquisition date: *2.03.2000*	
	89.	*Open joint stock company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"*	*Angarsk, Irkutsk Region, 665819, Russian Federation*	*58 Tchaikovsky Street, Angarsk, Irkutsk Region, 665819, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.02.2002*	None
	90.	*Open joint stock company "Achinsk Oil Refinery of the East Oil Company"*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *30.08.2001*	None
	91.	*Closed joint stock company "Bryansk-Terminal M"*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.11.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.11.2002*	None
	92.	*Open joint stock company "Samaranefteprodukt-avtomatika"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	None
	93.	*Open joint stock company "Voronezhnefteproduktavtomatika"*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	*4 Kirova Street, Voronezh, 394018, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	None

					Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	
	94.	***Closed joint stock company "YUKOS-Geo"***	***13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation***	***13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *10.10.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *10.10.1994*	None
	95.	***Limited liability company "YUKOS-Import"***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.12.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.12.1998*	None
	96.	***Closed joint stock company "YUKOS-Mamontovo"***	***10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, 628381, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *15.02.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *15.02.1999*	None
	97.	***Open joint stock company "Yuganskneftegaz"*** **According to Russian press on 19 Dec, 2004, 76,79% stake was sold off**	***Nefteyugansk District, Tyumen Region, Russian Federation***	***26 Lenina Street, Nefteyugansk, 628309, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.10.1993* Reason: ***The entity belongs to the group of entities, to***	0,00003%

		as of the time of making this list Yukos has not been served formal notice of the closed transaction or received any documents confirming transfer of ownership			Status acquisition date: ***5.10.1993***	
	98.	***Limited liability company "Accounting Center "***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.03.2003***	**None**
	99.	***Limited liability company "Property-Service-Strezhevoy"***	***11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation***	***11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.09.2003***	**None**
	100.	***Limited liability company "Property-Service-SSK"***	***OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.08.2003***	**None**
	101.	***Limited liability company "Property-Service-Nefteyugansk"***	***OOO Yugansknefteprombuservice Industrial***	***OOO Yugansknefteprombuservice***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

			Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation	*Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Status acquisition date: *27.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.08.2003*	
	102.	*Limited liability company "Property-Service-Samara"*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.08.2003*	None
	103.	*Limited liability company "YUM-Trade"*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *09.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *09.09.2003*	None
	104.	*Limited liability company "Nefteavtomatika"*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.03.2003*	None
	105.	*Limited liability company "Control Service"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003*	None

					Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *27.03.2003*	
	106.	*Limited liability company "ServiceEcology"*	*Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *28.02.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.02.2000*	None
	107.	*Limited liability company "Kinelsky Storage Facility"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*32a Komsomolskaya Street, Pokhvistnevo, Samara Region, 446470, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.04.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.04.2000*	None
	108.	*Limited liability company "Samara Engineering Center"*	*145-734 Kuibyshev Street, Samara, Russian Federation*	*145-734 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *26.03.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *26.03.2003*	None
	109.	*Limited liability company "Outsourcing"*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *22.05.2000* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *22.05.2000*	None
	110.	*Open joint stock company*	*145 Kuibyshev Street,*	*145 Kuibyshev*	Reason: *The Joint Stock Company is entitled to vote more*	None

			Russian Federation	*443010, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.11.1995* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.11.1995*	
	111.	*Open joint stock company "Arctic Gas Company"*	*6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenetsky Autonomous National Area, 629300, Russian Federation*	*Bldg. 3, 25-27 Savvinskaya Embankment, Moscow, 119435, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *28.03.2002* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.03.2002*	None
	112.	*Limited liability company "Shatsky Val"*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *4.02.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *4.02.2003*	None
	113.	*Closed joint stock company "Neftepromstroiservice"*	*30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, Russian Federation*	*30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.02.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.02.2003*	None
	114.	*Limited liability company "Nefteyugansk Petroleum Research and Design Institute"*	*51 7th Urban District, Nefteyugansk, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *24.03.2003*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.03.2003***	
	115.	***Closed joint stock company "YUKOS-Service"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.10.1993***	None
	116.	***Closed joint stock company "Singapaipromservice"***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.07.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.06.2000***	None
	117.	***Limited liability company "Accounting and Reporting"***	***23 1st Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***23 1st Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	None
	118.	***Limited liability company «YUKOS Kart».***	***Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.***	***Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *02.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *02.06.2004*	None
	119.					

		"AgroNefteProdukt"	*Street, Rostov-on-Don, 344018, Russian Federation*	*Street, Rostov-on-Don, 344018, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	
	120.	*Closed joint stock company "CONTRACT OIL"*	*Bldg. 15, 11 Timura Frunze Street, Moscow, 119021, Russian Federation*	*Bldg. 15, 11 Timura Frunze Street, Moscow, 119021, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	121.	*Limited liability company "Mytishchy Fuel Company"*	*AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation*	*AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	122.	*Closed joint stock company "NBA Service"*	*79 Volokolamskoye Shosse, Moscow, 125424, Russian Federation*	*79 Volokolamskoye Shosse, Moscow, 125424, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	123.					

		"Energoservice"	*Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation*	*Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	
	124.	*Limited liability company "MAGIS"*	*177b Gushchina Street, Barnaul, 656019, Russian Federation*	*177b Gushchina Street, Barnaul, 656019, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	125.	*Open joint stock company "Financial and Production Company KEDR-M"*	*20 Papernika Street, Moscow, 109426, Russian Federation*	*Bldg. 2, 23 Matrosskaya Tishina Street, Moscow, 109456, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	126.	***Limited liability company "Neftekhimservice"***	***Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone-2, Nefteyugansk, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	**None**
	127.					

		"ASSET"	*Revolutsii Street, Irkutsk, 664007, Russian Federation*	*Revolutsii Street, Irkutsk, 664007, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.05.2004*	
	128.	*Limited liability company* ***"Rostov-Terminal"***	***135/136 Ul. Grecheskogo goroda Volos Street, Rostov-on-Don, 344010, Russian Federation deration***	***27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.05.2004*	**None**
	129.	*Limited liability company* ***"YUKOS-Ladoga "***	*AOOT Domozhirovsky Lespromkhoz's Territory,Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	*AOOT Domozhirovsky Lespromkhoz's Territory,Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.03.2002*	**None**
	130.	***Closed joint-stock company "Prioksky - Terminal"***	***40, Mayakovskogo St., Oryol, 302001, Russian Federation***	***40, Mayakovskogo St., Oryol, 302001, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.11.2002* ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2004*	**None**

	131.	*"European Siberian Financial and Industrial Group"*	*Street, Moscow, 101959, Russian Federation*	*Street, Moscow, 101959, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *19.04.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.04.1997*	
	132.	*Limited liability company "Samara Oil Production Research and Design Institute"*	*11 Novo-Sadovaya Street, Samara, 443002, Russian Federation*	*52 Michurina Street, Samara, 443096, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.04.2000*	None
	133.	*Closed joint stock company "Inzerneft"*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.07.1998* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.07.1998*	None
	134.	*Open joint stock company "East Siberian Oil and Gas Company"*	*5 Zagorodnoye shosse, Moscow, 113152, Russian Federation*	*10 Gagarina Street, Baikit Settlement, 648361, Evenk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2000*	None
	135.	*Open joint stock company Yukos R&D Center*	*55/1, blgg 2 Leninsky Prospect, Moscow, 119333, Russian Federation*	*55/1, blgg 2 Leninsky Prospect, Moscow, 119333, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.11.2003*	None

					which the Joint Stock Company belongs Status acquisition date: *02.07.2004*	
	136.	*Closed joint stock company "Manoil"*	*26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation*	*26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *6.06.1996* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *6.06.1996*	None
	137.	*Open joint stock company "Tomskneft" of the East Oil Company*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.12.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *21.12.1999*	None
	138.	*Limited liability company "YUKSib"*	*7A Taube Street, Omsk 99, 644099, Russian Federation*	*7A Taube Street, Omsk 99, 644099, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.09.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.09.1995*	None
	139.	*Closed joint stock company "Urengoil Inc."*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.12.2002*	None
	140.	*Open joint stock company "Samaraneftekhimavtoma*	*52 Michurina Street, Samara, Russian*	*52 Michurina Street, Samara,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

				Federation	*capital* Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	
	141.	*Limited liability company "MNU"*	*Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.03.2003*	None
	142.	*Limited liability company "Alnasmash"*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *02.07.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *02.07.2003*	None
	143.	*Limited liability company "Aviaterminal"*	*Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation*	*Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *05.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *05.09.2003*	None
	144.	*Limited liability company "Alnasmashservice"*	*Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation*	*Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *12.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	None

	145.	*Limited liability company "Hermes Moscow"*	*Room 808, 146 Leninsky Prospekt, Moscow, 119526, Russian Federation*	*6 1st Vysheslavtsev per., Moscow, 127018, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.08.2003***	None
	146.	*Limited liability company"EPU-Service"*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	None
	147.	*Limited liability company"Yugansk EPU - Service "*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	None
	148.	*Limited liability company"Mamontov EPU - Service"*	*Industrial Zone, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation*	*Industrial Zone, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	None
	149.	*Limited liability company"Samara-Electro-Service"*	*2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation*	*2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *26.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	None

		enterprise with foreign investments in the form of closed joint stock company "KAFA"	*Street, Feodosia, 98107, Ukraine*	*Street, Feodosia, 98107, Ukraine*	***which the Joint Stock Company belongs*** Status acquisition date: 4.08.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 04.08.2003	
Information contained in the Affiliated Entities List after the change	151.	*Open joint stock company "Siberian Oil Company"*	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003* Reason changed that recognizes the *"Siberian Oil Company" as affiliate of Yukos Oil* Change date: *07.10.2004*	**None**
Information contained in the Affiliated Entities List prior to the change		*Open joint stock company "Siberian Oil Company"*	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 29.08.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 03.10.2003	**None**
	152.	*Open joint stock company "Research and Production Firm "Geofit""*	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** – Status acquisition date: ***15.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.09.2003***	**None**
	153.	*Limited liability company "ALANS RD"*	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.07.2003***	**None**

		"Tomskgaz"	*Podgornaya, Tomsk, Russian Federation*	*Podgornaya, Tomsk, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.09.2003*	
	155.	***Limited liability company "Ulyanovsk-Terminal"***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	156.	***Closed joint stock company "Belgorod-Terminal"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.11.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *5.11.2002*	**None**
	157.	*Limited liability company Priovate Security Enterprise "Granite"*	*10a Gagarina Street, Baikit, Evenk Autonomous Area, Krasnoyarsk Krai, 648360, Russian Federation*	*10a Gagarina Street, Baikit, Evenk Autonomous Area, Krasnoyarsk Krai, 648360, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 24.*05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 24.*05.2004*	**None**
	158.	*Limited liability company Priovate Security Enterprise "Corporate Security Service"*	*Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian*	*Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.*05.2004*	**None**

					which the Joint Stock Company belongs Status acquisition date: *21.05.2004*	
	159.	*Closed joint stock company "Yu-SVL"*	*1 Furmanova Street, Central District, Krasnodar, Russian Federation*	*1 Furmanova Street, Central District, Krasnodar, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *6.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *6.12.2002*	**None**
	160.	*Limited liability company "Zapadno-Malobalykskoye"*	*Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Region), Russian Federation*	*26 11th Urban District, Nefteyugansk, (Tyumen Region), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.06.2002*	**None**
	161.	*Limited liability company "Siberian Internet Company "*	*Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.08.1999*	**None**
	162.	*Closed joint stock company "Fazan"*	*26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation*	*26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 18.07.1996	**None**
	163.	*Limited liability company* "YUKOS-COOP"	*49 7th Urban District, Nefteyugansk, Tyumen Region,Khanty-Mansiisk Autonomous Area, 628307, Russian Federation*	*49 7th Urban District, Nefteyugansk, Tyumen Region,Khanty-Mansiisk Autonomous Area, 628307, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.12.2003*	**None**

		"Novosibirsk Enterprize for Provision of Oil Products to East Oil Company"	*Novosibirsk, 630099, Russian Federation*	*Novosibirsk, 630099; Russian Federation*	*than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *14.08.2003.*	
	165.	*Open joint stock company "Tomsk Research and Design Oil and Gas Institute"*	*72 Prospekt Mira, Tomsk, Russian Federation*	*72 Prospekt Mira, Tomsk, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *10.09.2003*	None
	166.	*Open joint stock company "Tomskneftegazgeologiya" of East Oil Company*	*Tomsk, Russian Federation*	*147 Pr. Lenina, Tomsk, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *15.08.2003*	None
	167.	*Open joint stock company "Bratsknefteprodukt"*	*P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation*	*P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	None
	168.	*Kuban power industry and electrification open joint stock company "Kubanenergo"*	*2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation*	*2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *23.04.2002*	None
	169.	*Power industry and electrification open joint stock company "Tomskenergo"*	*36 Kirova pr., Tomsk, 634041, Russian Federation*	*36 Kirova pr., Tomsk, 634041, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *30.04.2002*	None
	170.	*Tambov power industry and electrification open joint stock company "Tambovenergo"*	*23 Morshanskoye shosse, Tambov, 392680, Russian Federation*	*23 Morshanskoye shosse, Tambov, 392680, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.09.2002*	None
	171.	*Open joint stock company "Belgorodenergo"*	*42 Kommunisticheskaya Street, Belgorod, Russian Federation*	*42 Kommunisticheskaya Street, Belgorod, 308870, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *27.12.2001*	None

		Limited	*Street, 6th floor, CY-1512 Nicosia, Cyprus*	*City Forum, 7th floor, 1065 Nicosia, Cyprus*	***which the Joint Stock Company belongs*** Status acquisition date: *12.05.2002*	**to OAO Yukos as of 31.12.2004**
	173.	***Joint stock company "Mazeikiu Nafta"***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.09.2002***	**None**
	174.	***Petroval S.A.***	*84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland*	*84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 9.*04.2004*	**None**
	175.	*Petroval Bunker Services B.V.*	*Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands*	*Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.03.2004*	**None**
	176.	***Closed joint stock company "ROSSKAT"***	***1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation***	***1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.06.2002*	**None**
	177.	***Closed joint stock company "Biryusa-Angarsknefteprodukt"***	***1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation***	***1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	178.	***Closed joint stock company "Vasyugan"***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	179.	***Closed joint stock company "East-Angarsknefteprodukt"***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	180.	***Closed joint stock company "Vostsibneftegaz-Service"***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**

		company "Krasnoyarskgeofizika"	*Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	*Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *29.12.2000*	
	182.	*Closed joint stock company "Tomsk-Petroleum und Gas"*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.02.1996*	None
	183.	*Closed joint stock company "YUKOS Refining and Marketing"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.04.2000*	None
	184.	*Closed joint stock company "YUKOS Exploration and Production"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.04.2000*	None
	185.	*Closed joint stock company "YUKOS-Petroleum"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.12.2001*	None
	186.	*Closed joint stock company «Neftyanik-Service»*	*Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Industrial Zone, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *21.08.1999*	None
	187.	*Limited liability company "Novokuibyshevsk Catalyst Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.12.2000*	None
	188.	*Limited liability company "Rosflex"*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.10.1998*	None
	189.	*Limited liability company "Vehicle Refueling Complex - Angarsknefteprodukt"*	*6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	*Angara Store Offices, 6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	None

		"Alta-Trade"	*Saransk, Republic of Mordovia, 430002, Russian Federation*	*Saransk, Republic of Mordovia, 430002, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *23.08.2001*	
	191.	***Limited liability company "Recreation Base "Enkhaluk""***	***1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.08.2002*	**None**
	192.	***Limited liability company "Buryat-Terminal"***	***1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *15.09.2002*	**None**
	193.	***Limited liability company "Voronezh Trans-Service"***	***134 Dimitrova Street, Voronezh, 394002, Russian Federation***	***134 Dimitrova Street, Voronezh, 394002, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.06.1999*	**None**
	194.	***Limited liability company "Hotel Complex "Cedar""***	***Strezhevoy, Tomsk Region, 636762, Russian Federation***	***Hotel Cedar, Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *6.02.2001*	**None**
	195.	***Limited liability company "Irkutsk-Terminal"***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *2.10.2002*	**None**
	196.	***Limited liability company "KAG – ECO – OIL"***	***P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation***	***P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.01.1999*	**None**
	197.	***Limited liability company "Kras Angarsknefteprodukt"***	***Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation***	***Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	**None**
	198.	***Limited liability company "Nefteinvest"***	***52 Kaluzhskaya Street, Mosalsk, Kaluga Region,***	***42 Lenina Street, Mosalsk, Kaluga Region, 249930,***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.04.2001*	**None**

			Federation	*Federation*		
	199.	*Limited liability company "Office"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.08.2002*	None
	200.	*Limited liability company "Pechatnik"*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.10.1998*	None
	201.	*Limited liability company "Ratmir"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.08.2001*	None
	202.	*Limited liability company "Mechanical Repair Works"*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.12.2000*	None
	203.	*Limited liability company "Health and Recreational Complex "Zdorovye"*	*Novokuibyshevsk, Russian Federation*	*P.O. Box 87, Novokuibyshevsk, 446200, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.10.1998*	None
	204.	*Limited liability company "Achinsk Oil Refiners' Sports Complex"*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *30.08.2001*	None
	205.	*Limited liability company "Stavropol-Terminal"*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.09.2002*	None
	206.	*Limited liability company "Television and Radio*	*34 2nd Urban District, Nefteyugansk,*	*34 2nd Urban District,*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	None

			Autonomous National Area, 628300, Russian Federation	*Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*		
	207.	*Limited liability company «YUKOS Consulting».*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation.*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation.*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.02.2004*	None
	208.	*Limited liability company "Firm VAO R Prim"*	*12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.05.2002*	None
	209.	*Limited liability company "Private Security Agency "Kron""*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *20.10.1998*	None
	210.	*Limited liability company "South-Minioil"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *14.12.2001*	None
	211.	*Limited liability company "South-Minioil-Labinsk"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *5.12.2001*	None
	212.	*Limited liability company "South-Terminal"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *14.12.2001*	None

	213.	*Limited liability company "YUKOS-Baltic"*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.03.2002***	None
	214.	*Limited liability company "Vesta Hotel"*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, Russian Federation*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, 446206, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	None
	215.	*Limited liability company "Novokuibyshevsk Oil Lubricants and Additives Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.1998***	None
	216.	*Closed type joint stock company "Kalibra-T"*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	217.	*Limited liability company "Service Center"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	None
	218.	*Limited liability company "Industrial and Trading Firm "Aviator""*	*"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation*	*"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.08.1995***	None
	219.	*Limited liability company "Business Club "Rus""*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.10.2001***	None
	220.	*Limited liability company agricultural enterprise "Agro-Industrial Complex"*	*Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk 14, Krasnoyarsky Krai, 662164,*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.08.2001***	None

				Federation		
	221.	*Open joint stock company "Angarsk Catalyst and Organic Synthesis Plant"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	None
	222.	*Open joint stock company "Angarsk Mechanical Repair Works"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	None
	223.	*Open joint stock company "Angarskneftekhimremstroi"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	None
	224.	*Open joint stock company "Angarsk Power System Management"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	None
	225.	*Open joint stock company "Yeniseineftegaz"*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	None
	226.	*Open joint stock company "AZS-Service"*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.10.1996***	None
	227.	*Closed joint stock company "Rosneftetrans"*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.08.1997***	None
	228.	*Closed joint stock company ""YUKOS-Avia" Air Company"*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.08.1996***	None
	229.	*Closed joint stock company "Fuel and Energy Complex Informational Cooperation Center"*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.03.1994***	None

		company "Business and Security Magazine"	*Street, Moscow, 123481, Russian Federation*	*Street, Moscow, 123481, Russian Federation*	*than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.03.1996*	
	231.	*Open joint stock company "Neftemarket"*	*Chita-40, 672040, Russian Federation*	*Chita-40, 672040, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001*	None
	232.	*Closed joint stock company "Fuel and Refueling Complex"*	*International Airport Sheremetyevo, Moscow, 103340, Russian Federation*	*International Airport Sheremetyevo, Moscow, 103340, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.07.1994*	None
	233.	*Closed joint stock company "EKZA"*	*5A Artsybushevskaya Street, Samara, 443041, Russian Federation*	*5A Artsybushevskaya Street, Samara, 443041, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *1.12.1997*	None
	234.	*Closed joint stock company "Lyubel-Oil"*	*Novopolotsk, 211440, Belorussia*	*Novopolotsk, 211440, Belorussia*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.07.1996*	None
	235.	*Limited liability company"Caspian Oil Company"*	*73 Shaumyana Street, Astrakhan, Russian Federation*	*73 Shaumyana Street, Astrakhan, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: 21.12.1999	None
	236.	*Limited liability company "Yu-Mordovia"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: 23.08.2001	None

Annex 2

Annual Reports

Annex 1

Press Releases

19/1/2006 YUKOS questions legitimacy of new tax claims assessed by the Russian Federal Tax Service

Moscow, 18 January 2006. - Following the tax audit for 2004, carried out by the Federal Tax Service of the Russian Federation, YUKOS Oil Company on December 27, 2005 was served an Audit Act containing tax claims totaling RUR 107 billion (approximately 3.5 billion US dollars).

The claim states that underpayment of taxes, duties and levies amounts to RUR 54 billion, penalties amount to RUR 42 billion and surcharges are in the order of RUR 11 billion.

The actual claim for non-paid taxes within the total assessment presented to YUKOS Oil Company by the tax authorities is RUR 3 billion. The remainder of the debt owed to the tax authorities, amounting to RUR 51 billion, is for alleged non-payment of VAT on export revenues from the sale of crude oil and refined products by trading companies. The tax authorities claim that these trading companies are affiliated with YUKOS and deem it appropriate that revenues made by these companies should automatically be added to that of YUKOS.

YUKOS notes that as a result of the methodology used by the tax authorities to calculate tax for OAO NK YUKOS in 2004, the Company was charged 8 RUR of taxes per 1 RUR of revenue. The calculation applied to OAO NK YUKOS does not however, include additional, fines, penalties and surcharges. In total, when these are added, for every 1 RUR of revenue the Company must pay 15.5 RUR.

YUKOS Oil Company will continue to take all appropriate steps, provided by Russian and international law, to protect its rights and interests and the interests of all of its shareholders.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Information for media:

Claire Davidson
+ 44 7767 351 433 or + 44 207 976 5555
cdavidson@policypartnership.com

Mike Lake
+1 214 224 8401
mike_lake@dal.bm.com

12/1/2006 YUKOS TO APPLY SIBNEFT DIVIDEND TO TAX LIABILITY

Moscow, 12 January 2006. YUKOS Oil Company announced that it has been paid the dividend due it from OAO "Sibneft" in the amount of 12,003,168,969.30 rubles (RUB)or $417,067,778.88 (USD).

YUKOS will place the entire amount of the dividend funds into the accounts of YUKOS Oil Company and will use 100% of those funds to continue paying its alleged tax liability to the Russian authorities.

While YUKOS still maintains that the tax liability is illegal and is pursuing all its legal options, the remaining tax liability, after applying the latest payment, will be approximately $6.3 billion (USD) of the initial $27.5 billion (USD).

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty.

Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Information for media:

Claire Davidson
+ 44 7767 351 433 or + 44 207 976 5555
cdavidson@policypartnership.com

Mike Lake
+1 214 224 8401
mike_lake@dal.bm.com.

2005

25/2/2005 YUKOS files motion for new trial asks judge to do what is in best interest of the estate

Requests Court to Stay Order of Dismissal Pending All Post-Trial Motions

(Houston, February 25, 2005) YUKOS Oil Company today filed a motion with the U.S. Bankruptcy Court, Southern District, Houston Division asking Judge Leticia Clark to reconsider her analysis of Section 1112 (b) of the U.S. Bankruptcy Code and grant a new trial. That Code section is governed by a standard of what is best for the estate and there is substantial evidence that dismissal of the YUKOS bankruptcy case is not in the best interest of the estate. In addition, the Company filed an expedited motion for stay while it pursues its post-judgment remedies.

After thoroughly reviewing the opinion of the Judge granting Deutsche Bank's motion to dismiss, YUKOS believes that the Court erred in applying Section 1112 (b). There is no evidence that dismissal will be good for the estate. Rather, there is very substantial evidence that the dismissal of the Bankruptcy Case will be detrimental to the estate.

"YUKOS, our shareholders, creditors and our employees are clearly better off if we are able to continue with our bankruptcy case in the U.S. Court and we are allowed to pursue damages against those parties that conspired with the Russian Government to expropriate Yuganskneftegas in violation of the automatic stay," said Steve Theede, Chief Executive Officer of YUKOS Oil Company.

The Court expressed concern about the Russian Government likely ignoring the Company's proposed reorganization plan as well as the Court's orders concerning YUKOS' property in Russia. These are legitimate concerns and the only way of knowing for certain will be to put them to the test and see if the Russian Government is indeed interested in creating a democracy where the rule of law and an independent judiciary are supported or ignored.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

24/2/2005 YUKOS Oil Company comments on ruling of U.S. Bankruptcy Court

(Houston, February 24, 2005): Commenting on the ruling issued today by the US Bankruptcy Court, Southern District of Texas, Houston Division, YUKOS Oil Company issued the following statement:

YUKOS Oil Company Chief Executive Officer, Steven Theede, said tonight:

"It is regrettable that the Deutsche Bank motion to dismiss was granted by the Court. We must now consider all the options available to us and determine what our next steps will be.

We believe the merits of our case are strong and simple. Our assets were illegally seized. We want them back and/or damages paid.

We have read the Judge's opinion and it supports YUKOS' position on four of the five issues. The Judge's opinion found in favor of YUKOS on the issues of: Jurisdiction, Forum Non Conveniens, Comity and Act Of State Doctrine. Never-the-less the court dismissed the case under Section 1112 (b) of the Bankruptcy Code.

There is no doubt that we acted appropriately in bringing this to the U.S. Bankruptcy Court because it was the only forum available to us that would ensure that the company, its employees, its shareholders and its creditors were protected against on-going inappropriate treatment at the hands of the Russian authorities.

Given our fiduciary responsibility, and the same conditions, we would do the same thing again. We have the

utmost respect for this Court and have found the experience of participating in a fair, open and unbiased legal process refreshing after nine months of being subjected to politicized and biased Russian courts. We will thoroughly review our options and will take the appropriate actions in due course."

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

12/2/2005 YUKOS Oil Company sues for over $20 billion for violations of automatic stay in Chapter 11 Bankrupcy case

(Houston, February 11, 2005) - YUKOS Oil Company today sued Gazprom, Gazpromneft, Baikal Finance Group and Rosneft for in excess of $20 billion for their role in expropriating Yuganskneftgaz in December 2004, in violation of the automatic stay in the YUKOS Chapter 11 bankruptcy case.

YUKOS also continued to sue agent bank, Deutsche Bank, to enjoin it from violating the automatic stay in YUKOS' Chapter 11 case. YUKOS did not sue Deutsche Bank for damages today, as it did with these other four defendants.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International information department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

11/2/2005 YUKOS Oil Company files plan of reorganization

(Houston, February 11, 2005) - YUKOS Oil Company today filed with the Bankruptcy Court of the Southern District of Texas, a Plan of Reorganization explaining how it plans to complete its Chapter 11 case and treat fairly its

creditors, shareholders and the Russian Government in that Plan.

To implement its Plan, YUKOS also filed with the U.S. Bankruptcy Court a Motion setting May 1, 2005 as the Bar Date for filing of any claims in the Company's bankruptcy case.

To ensure fair treatment of the Russian Government if it files a proof of claim in YUKOS' Chapter 11 case, YUKOS also filed today an Amended Motion to Arbitrate. That Motion asks the Court to send any Russian Government claim to an international arbitral forum. The Russian Government agreed to this kind of arbitration under its Law on Foreign Investments in the Russian Federation (the "Foreign Investment Law") on 9 July, 1999.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

8/2/2005 YUKOS dismisses banks in adversary proceedings

(Houston, February 7, 2005) -- YUKOS Oil Company today filed notice with the U.S. Bankruptcy Court, Southern District of Texas, that it is dismissing without prejudice ABN AMRO Bank N.V., BNP Paribas, Calyon, JP Morgan Chase Bank, N.A., and Dresdner Kleinwort Wasserstein (collectively, the Bank Defendants) in the adversary proceedings before the Court.

In Court documents filed January 2005, the Bank Defendants agreed to answer two specific questions:

1. Did you provide financing for a sale of the stock of Yuganskneftegas that occurred in connection with the Auction and was consummated on or before December 31, 2004?
2. Do you currently have a written or otherwise binding agreement to finance a transaction concerning the Yuganskneftegas stock by any buyer?

The Banks submitted their responses and YUKOS is satisfied that they did not participate in financing the Auction. In addition, the Banks have stated that they have no current plans to fund any acquisition, or participate in the acquisition in any manner, of YUKOS assets that were illegally sold, in clear violation of the Automatic Stay and the restraining order issued by the U.S. Bankruptcy Court, at the Auction. Therefore, YUKOS is dismissing them from the adversary proceeding.

The management team of YUKOS Oil Company has always been focused on finding out the truth and therefore sees no need to continue legal action against the banks who have denied any participation in the illegal sale of YUKOS Oil Company assets. YUKOS continues to believe that the U.S. Bankruptcy Court is the best venue for its case and is pleased to be in a court room where the legal system is respected and decisions can be made in a fair and impartial manner.

YUKOS will continue to pursue damages against parties that participated in the illegal Auction of Yuganskneftegas stock. Today's notice does not prohibit future actions if new information illustrates that an organization violated the Automatic Stay and participated in the unlawful transfer of YUKOS assets.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements

to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@YUKOS.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

RECEIVED
2005 JAN 30 P 1: 6
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24/3/2005 YUKOS confirms meeting with Spanish authorities

(Moscow, 23 March 2005): YUKOS Oil Company today confirmed that a meeting was held between the Spanish authorities and the Company's legal advisers on Friday, 18 March 2005. During this meeting a request was made for clarification as to why YUKOS' name was publicised by the Ministry of Interior in its press communication earlier this month. The Company, through its legal counsel, offered full cooperation with the Spanish authorities and asked for them to share any evidence that may appear to link YUKOS to their investigations.

YUKOS Oil Company notes that the Spanish authorities' investigation is substantial and that allegations of possible YUKOS employee involvement appear peripheral to the overall case. Because of this YUKOS management finds it unacceptable that its reputation should be thrown into question by unsubstantiated allegations.

. YUKOS Oil Company was not a client of the lawyer arrested by the Spanish authorities. Furthermore YUKOS has no authorized business activities in Spain nor does the Company have business in the two towns in the Netherlands named by the Spanish authorities in recent media coverage. YUKOS has implemented cash control systems which it is confident would prevent any misuse of funds.

A spokesperson for YUKOS Oil Company said: "YUKOS is willing to assist the Spanish authorities but we remain convinced that there is no case to answer. If there really had been any involvement by YUKOS in this affair, we believe the Spanish authorities would have approached the company".

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

22/3/2005 YUKOS to drop U.S. bankruptcy appeal

Company Will Continue To Pursue All Legal Means In Appropriate Forums To Stop Expropriation Of Assets By Russian Authorities

(Houston, March 22, 2005) YUKOS Oil Company today said that it will no longer pursue its bankruptcy case in the U.S. Courts and will be dismissing its appeal. Last Friday the Houston District Court denied YUKOS' motion for a stay pending its appeal of the Bankruptcy Court's order dismissing YUKOS' Chapter 11 bankruptcy case. Now that YUKOS is no longer able to obtain a stay from the United States Courts, and no longer has a reasonable prospect of obtaining relief under the U.S. Bankruptcy law, YUKOS will pursue its case in other forums.

"We appreciate the stay that the United States Court system has provided to YUKOS through Judge Clark's temporary restraining order and otherwise," said Steven Theede, Chief Executive Officer of YUKOS Oil Company. "This contributed significantly to YUKOS' efforts to survive as a going concern. YUKOS appreciates the fairness with which it was treated by the United States Courts."

YUKOS achieved a great deal during its U.S. Bankruptcy Case to preserve the value of its estate. The Bankruptcy Court, in its December 16, 2004 Temporary Restraining Order, found that the tax assessments, which were the basis

for the purported tax auction sale of Yuganskneftegaz in late December 2004, were "not conducted in accordance with Russian law." The Bankruptcy Court's TRO caused the Russian Government to admit more openly that it was expropriating YUKOS' assets, by using a 100% Russian Government-owned company to buy Yuganskneftegas and by making public statements at the end of 2004.

After the late-December 2004 auction sale, the Russian Government's efforts to expropriate assets from YUKOS subsided somewhat until YUKOS' bankruptcy case was dismissed on February 24, 2005. After the dismissal, the Russian authorities resumed their campaign of threats, intimidation, arrests and seizures with renewed vigor.

The U.S. Courts' decisions, which were influenced by comity toward the Russian Government, left no doubt that they understood that a wrong was being done in Russia. In its February 24, 2005 order dismissing Yukos' bankruptcy case, the Bankruptcy Court found that the Russian government had acted in a manner that "would be considered confiscatory under United States law." More recently, the District Court when denying YUKOS' last effort to obtain a stay from the U.S. Courts, made clear that it did not "endorse" what was going on in Russia.

YUKOS also said today that recent decisions by the U.S. Courts in Houston do not deter the Company from continuing its fight to preserve the value of its estate and protect its shareholders, creditors and employees by resisting expropriation of its assets and pursuing causes of action to recover the value of assets that are expropriated from it. YUKOS management believes they have a responsibility to pursue all legal options available in all appropriate forums to prevent the destruction of the Company at the hands of the Russian government.

"The management team continues to believe strongly in the merits of our legal case and we have no choice but to aggressively pursue all the legal options available to us to right the wrongs that have been done," said Mr. Theede. "We will now focus our efforts elsewhere to survive as a going concern and obtain compensation for assets that have been improperly expropriated from us."

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

21/3/2005 YUKOS produced 85.1 million metric tonnes of crude in 2004

Moscow , 21 March 2005. YUKOS Oil Company today released its preliminary consolidated operating results for the full year of 2004. The Company produced 85.1 million metric tons (1.70 mmbpd) of crude oil and gas condensate, including YUKOS' interest in production of equity affiliates, which is 5.3% more than in 2003. Refinery throughput increased by 5.6% in 2004 to 40.2 million metric tons (0.80 mmbpd). Despite the Russian Government's constant attacks on YUKOS throughout the year, YUKOS remained Russia's largest domestic production company in 2004.

Throughout the year YUKOS was operating in an environment where it found itself subject to a range of very negative influences from Russian authorities. Their actions led to the blocking of the Company's bank accounts and the arrest or freezing of Company assets. These measures were all initiated by the state as part of their sustained

campaign to collect disputed tax claims from YUKOS.

Steven Theede, Chief Executive Officer, YUKOS Oil Company said: "Even with an enforced stringent cash conservation policy and more than 50% reduction of capital expenditures, YUKOS managed to achieve these impressive operating results in 2004".

In 2004 international sales of crude oil were 44.4 million metric tons (324 million barrels), an increase of 3.3% over 2003. Excluded from international sales of crude oil were 7.6 million metric tons (56 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta.

International sales of petroleum products were at a level of 19.9 million metric tons (147 million barrels) in 2004, which is 10.1% higher than in 2003. Sales of petroleum products on the Russian domestic market in 2004 were 17.0 million metric tons (133 million barrels), which is 5.3% lower than in 2003.

In 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 51 .4 million metric tons (376 million barrels), an increase of 4.5% over 2003. Exports of petroleum products outside the territory of the Russian Federation were 12.2 million metric tons (86 million barrels) in 2004, an increase of 2.9% over 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.5% in 2004, compared to 60.6% in 2003.

Placed on stream in 2004 were 281 new wells compared to 356 in 2003, excluding YUKOS' interest in equity affiliates.

The above preliminary operational data for the years 2004 and 2003 include Yuganskneftegas for the full year of 2004, include shares in equity affiliates and does not include the operational results of YUKOS' subsidiary OAO Sibneft.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

YUKOS preliminary operational results for the full year of 2004

	Twelve months ended December 31,		Twelve months ended December 31,		Percentage change 2004 to 2003*
	2004	2003	2004	2003	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	85.1	80.8	623	591	5.3%
Refinery throughput	40.2	38.1	294	279	5.6%
International sales of crude oil	44.4	43.0	324	314	3.3 %
International sales of petroleum products	19.9	18.1	147	131	10.1%
Domestic petroleum product sales	17.0	17.9	133	136	-5.3%
Exports of crude oil outside the territory of the Russian Federation**	51.4	49.2	376	359	4.5%
Exports of petroleum products outside the territory of the Russian Federation**	12.2	11.9	86	83	2.9 %

Capital expenditures (incl. VAT) (preliminary data from management reporting system) mln USD	2004	2003	Percentage change 2004 to 2003*
Total	1031	2241	-54.0%
incl. E&P segment	864	1709	-49.4%
incl. R&M segment	148	488	-69.7%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

16/3/2005 Statement by YUKOS Oil Company

Moscow, 16 March 2005: The Senior Management Team of Yukos Oil Company announces today the end of the service agreement between the company and senior management member Alexander Temerko. This decision is exclusively connected with the forthcoming reorganization of the Company in line with appropriate shifts in management responsibilities as a result of the planned restructuring.

The Company is very grateful to Alexander for his outstanding contribution to the development of YUKOS and thank him for his commitment and on-going support of the senior management during very challenging times.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

15/3/2005 Statement by YUKOS Oil Company

Moscow, 15 March 2005: YUKOS Oil Company totally rejects any suggestion that money is owed to Rosneft from historical operations of Yukos' subsidiary, Yuganskneftegas as is being alleged by a lawsuit that has been filed against YUKOS by Rosneft in the past few days.

A YUKOS Oil Company spokesperson stated today: The claims made last week by Rosneft are ridiculous and totally unfounded. YUKOS has still not received any formal notification that 77% stock ownership of Yuganskneftegaz has been acquired by Rosneft. As a result, Yukos still considers that Yuganskneftegas continues to

be a legitimate asset of YUKOS, and Rosneft has illegally confiscated it and is managing it illegally. To steal our asset and then file a false and unfounded multi billion dollar lawsuit against YUKOS accusing our company of acting unlawfully in the operation of that asset is ludicrous. These latest allegations take the insanity of the attack against YUKOS by government authorities to a new level. There seems to be no end to the extaordinary lengths that the Russian authorities and its state-owned companies will resort to in order to continue this totally unjustified assault on YUKOS and its employees.

We will defend ourselves against these claims to our fullest ability and we will use every legal avenue open to us.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com
Andrew Smith
+44 7768 105 197
asmith@policypartnership.com

1/3/2005 YUKOS Oil Company to contest latest tax claims

Moscow, 01 March 2005 - Yukos Oil Company today confirmed its intentions to continue to contest, in appropriate fora, any new tax claims levied against its subsidiaries, affiliates and associated companies. This announcement follows the most recent allegations from the Russian Tax Authorities of additional questionable tax assessments for its production subsidiary, Tomsneft. Equally concerning to Yukos are recent comments by the Russian Tax Authorities that Fargoil and Ratibor, two Yukos associated trading companies consolidated in Yukos' US GAAP Consolidated Financial Statements, are under investigation for inappropriate distribution of funds. Yukos strongly asserts that such allegations are completely unfounded.

At the root of many of these allegations, and those previously disputed by Yukos, is a lack of understanding or the unwillingness of the Russian Tax Authorities to comprehend consolidated accounting. Yukos has followed US generally accepted accounting principles, US GAAP since 1999, and has openly operated this system consistently for five years. Under these GAAP principles, Yukos accounts have been audited by independent auditors PriceWaterhouseCoopers, the results of which in the past have been made available in Russia and to all of the company's approximately 60,000 domestic and international shareholders.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department

Evgeny Fokin

+7 095 540 6313

inter@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

31/5/2005 STATEMENT FROM YUKOS OIL COMPANY

Moscow 31 May 2005: The employees of YUKOS Oil Company are deeply disappointed at the verdict announced today by the Moscow Meschanskiy Court relating to their visionary mentor, Company founder and former CEO Mikhail Khodorkovsky.

Those who worked with him over the years to build Russian's most esteemed and internationally recognised company remain proud of his and their achievements. Together they brought to Russia progressive business, social and corporate cultures which made working within YUKOS and for Mr Khodorkovsky very special.

For the vast majority this verdict is a tragic example of the authorities turning a law-enforcement and judicial system against an individual for political ends. We regret that the true value of his achievements have been sullied by those who refuse to appreciate the good he brought Russia.

YUKOS employees view the verdict as a gross travesty of justice produced by judicial system that has not only been content to be manoeuvred to destroy Mikhail Khodorkovsky, but also apparently is intent on bringing down YUKOS.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

31/5/2005 YUKOS Oil Company sues for damages from the sale of Yugannskneftegas

Moscow, 31 May 2005: - YUKOS Oil Company filed a motion in the Moscow Arbitration Court to annul the auction where 43 shares (76.79% of Authorized Capital) of Yuganksneftegas were sold, and the deed of sale of the shares in its former core production subsidiary, as well as for reimbursement of damages suffered as a result of the auction in the amount in excess of RUR 324 billion.

The case is filed against the Russian Federal Property Fund (RFFI), OOO Baikal Finance Group, OAO Rosneft, OOO Gaspromoneft, OAO Gasprom, and the Finance Ministry of Russian Federation. Respondent's interveners in the case are the Main Directorate of the Justice Ministry of Russian Federation for the city of Moscow, Federal Anti-Monopoly Service and OAO Yuganskneftegas. YUKOS has also filed for the court to seize the Yuganskneftegas shares in question under the legal process.

"The lawsuit very clearly outlines the numerous breaches of Russian law that occurred up to, during and subsequent to the forced expropriation of our core asset, Yuganskneftegas said Steven Theede, Chief Executive Officer. "We are resolved to use every appropriate court to fight our case to ensure that those who performed this act of corporate theft are made to account for their actions. We can only hope that the court appreciates the merits of the case, which when detailed as they are in the submission are very clear, and accepts our assertion that the company is entitled to full and fair compensation for loss and damages."

YUKOS Oil Company contests the results of the auction and the deed of sale of Yuganskneftegas shares by pointing out numerous violations of Russian legal norms, as well as violation of principles and norms of International law including the European Convention on Human Rights and Fundamental Freedoms. YUKOS contests that its core asset was expropriated to satisfy the demands of tax authorities while the lawsuits addressing the legitimacy of those tax claims, against which YUKOS is presently appealing, are still being heard by various court s in Russia. Furthermore the Company is still engaged in the appeal process to the Supreme Arbitration Court on previous verdicts handed out by the Russian courts which found against the Company. The claim states that even before YUKOS had exhausted all means of defending its rights provided by law and at a time when all of the Company's offers of repaying the debt with other assets were ignored, the asset was expropriated through an illegal and unlawful process.

The Company's claim demands that the auction be ruled invalid. YUKOS contests that due to unjustified undercutting of the selling price of Yuganskneftegas' shares and grave violations of law in announcing and holding the auction, the auction process itself was illegal. The claim cites specific violations including the fact that RFFI unlawfully set its own terms for the sale of YUKOS Oil Company's property resulting in Yuganskneftegas shares being sold below the market value or the value determined by the Russian Federation's own evaluation company, Dresdner Kleinwort Wasserstein. Breaches of Russian law during preparation and holding of the auction included: failure to comply with the legal requirement to announcing the timing of the auction and thus ruling out some potential buyers; neglecting to follow the very clear and defined procedure for conducting such an auction and the direct and unwarranted interference of government bodies in the auction process. YUKOS Oil Company contests in its claim that the auction was a sham and a 'front' for the expropriation of property in favour of a named state-owned company - OAO Rosneft.

Finally, the claim filed by YUKOS Oil Company points out numerous infractions by the Russian government and its authorities of the European Convention on Protection of Human Rights and Basic Freedoms. The Company expresses its hope that its rights will be restored through full satisfaction of its legal case and reimbursement for its losses.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

24/5/2005 YUKOS to Reorganize into Two Operating Units

Moscow , 24 May 2005. -- Yukos management today announced a major organizational and financial restructuring to maintain ongoing operations and to meet commitments to employees, customers, creditors and shareholders.

The Yukos Moscow management company will be disbanded with remaining staff moving into one of the two new operating units. Yukos which produces over 600, 000 barrels of crude oil every day and provides oil products for one in five Russian drivers will be reorganized into two operating divisions. The first for Exploration and Production to be headed by Viktor Grekhov as acting President; the second for Refining and Marketing to be led by Anatoliy Nazarov. Yuri Beilin will continue as Deputy Chief Executive Officer of Yukos Oil Company. RM and EP will be directed by fully functioning Boards of Directors. It is expected that Yuri Beilin will become Chairman of the Board of Yukos EP. Yukos CEO Steven M. Theede will also become Chairman of the Board of Yukos RM.

"Yukos senior management will continue to act responsibly, though realistically, in operating the company. While the circumstances are unprecedented, my obligations are not. I must continue to do what I can to protect the interests of all stakeholders including creditors, investors, employees and customers," said Yukos Oil Company Chief Executive Officer, Steven Theede. "The company's structure and management must change to reflect the fact that, at least for the moment, Yukos is a smaller, though still significant, oil company."

The central management and corporate headquarters functions will be streamlined, reflecting the company's reduced size after the expropriation in 2004 of Yuganskneftegaz, its largest asset.

An Operations Coordination Committee will serve to advise the CEO on operational and strategic matters and will provide advice and counsel to the heads of the two operating units. President of Yukos RM Anatoliy Nazarov and acting President of Yukos Viktor Grekhov will participate in this committee as will other key individuals whose responsibilities are critical to the ongoing business activities of the company.

An Executive Committee of the Yukos Board of Directors has been established to oversee coordination between the Office of the Chief Executive and the Yukos Oil Company Board of Directors respectively. Bernard Loze, the Board member, will become Chairman of the Executive Committee. The EC will have direct responsibility for appointing the Board of Directors of the Yukos operational companies.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we

cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

17/5/2005 STATEMENT

YUKOS REFUTES CONTINUING UNFOUNDED RUSSIAN GOVERNMENT AND ADMINISTRATION ALLEGATIONS

Moscow 17 May 2005: YUKOS Oil Company hit out again today at the on-going stream of unfounded allegations and slurs against its corporate governance procedures and management. Furthermore, the Company re-affirmed that it did not believe that employees, some of whom are now exiled abroad through fear of false accusations or incarcerated in Russian prisons, had in any way behaved inappropriately in executing their responsibilities for YUKOS. The Company called on the Russian government and administration to cease their systematic and unwarranted attacks on YUKOS and its staff that appeared to have only one motive, the total destruction of what was once Russia's premier Company.

A Company spokesperson said today that all allegations of impropriety on behalf of management and fraudulent activity by the Company were false, unfounded and without merit. "The activities undertaken by YUKOS cited in Russian Federation allegations were monitored and assessed through regular and thorough auditing processes by the very Russian government who now accuses the Company of fraud. Furthermore, the Russian statutory accounts and the US GAAP financial statements of YUKOS were audited by its external auditors, PriceWaterhouseCoopers, which has audited the Company's accounts since 1999".

For the purposes of this statement YUKOS Oil Company is addressing three specific allegations:

1. Allegations of tax evasion.

The ongoing investigation by the Russian prosecutor and other authorities into allegations of tax evasion by YUKOS-associated trading companies and the personal charges against the Company's chief accountant who is charged with masterminding this activity, completely ignore the very clear fact that YUKOS Oil Company is a vertically integrated corporation. Further, the allegations do not consider even the most basic principles of consolidation accounting. Russian legislation either precluded or allowed some of YUKOS's trading entities from being included as subsidiaries or affiliated entities for Russian statutory purposes, but, nevertheless, those entities have consistently been consolidated within the Company's US GAAP financial statements and included in YUKOS' reporting to the international financial community. Trading companies Fargoil, Ratibor and many others whose operations continue to be investigated in the "traders" and "Golub" cases were among such entities.

No distributions from any company in the Yukos US GAAP consolidated group, apart from dividends approved by a vote of all of YUKOS Oil Company shareholders and its Board of Directors, were ever made to related parties not included in YUKOS' US GAAP consolidated financial statements. The prosecutors and other authorities simply have their facts wrong. Individuals should not be charged criminally for the shortcomings of properly and legally applied Russian statutory accounting and tax practices or by a prosecutor's office which has little or no understanding of basic accounting principles.

2. Allegations of asset stripping.

YUKOS does not believe that any of the employees of the Company accused in the course of the "VNK case" could have committed the alleged crimes. YUKOS Oil Company is managed in accordance with appropriate standards of corporate governance and the procedures for performing asset transactions adopted by the Company do not allow for "asset stripping" or "misappropriating" of any of the assets of the Company.

All actions of the Company's employees which are considered by the General Prosecutor's Office in the "VNK case" as criminal were in fact fully consistent with then existing Russian legislation. Attempts by the General Prosecutor's Office to represent Tomskneft, a YUKOS subsidiary as an injured party, is wholly wrong and demonstrates the unbelievable and inappropriate lengths to which the Russian authorities will go to pressure YUKOS' staff and

subsidiaries to assist them in their systematic assault on YUKOS.

3. Allegations of mistrading of oil.

YUKOS Oil Company, its subsidiaries and associated companies did not conduct illegal transactions in the trading of oil as is alleged by the General Prosecutor's Office. YUKOS and its subsidiaries and associated companies were governed by a legal requirement to implement fair market prices and this stipulation was in turn governed by the legal process of public auctions, the conditions for which were communicated through Russian mass media. The regulations allowed for transactions between affiliated or related companies, when there was no published price, at a price within a specified percentage deviation to the average price of crude oil sold in the region where the oil was extracted. Compliance with the regulations was regularly monitored by YUKOS.

The Company hopes that the Russian Federation will accept that YUKOS Oil Company is a viable and respected oil company and that its systematic destruction will not in the short or the longer-term benefit Russia.

ENDS

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433 or + 44 207 976 5555
cdavidson@policypartnership.com

5/5/2005 Joint Statement of Yukos Oil Company's Board of Directors and Its Management

Moscow, May 5, 2005. As previously announced, the Yukos Oil Company Board of Directors has scheduled the Annual General Meeting of its shareholders for June 23, 2005. One of the items on the agenda is the election of its Board of Directors. Any shareholder owning more than 2% of the company's shares is eligible to nominate individuals to be considered as candidates for election to the Board. Nominations by shareholders had to be received by the Company no later than April 22, 2005 in order to be considered for candidacy. Menatep Group Limited, which through its subsidiaries is the largest shareholder in Yukos, announced last week that it would not be nominating any individuals as candidates for the Board. The Company did not receive any further nominations from any other shareholder by the April 22nd deadline.

In the event that no nominations for board directors are received from shareholders, Russian Law and Yukos bylaws allow for the existing Board of Directors to nominate candidates to be considered by shareholders for a new board. The Board and Management believe it is their fiduciary responsibility to exercise this right of nomination and that there are highly qualified individuals who may be willing to serve as Yukos directors. These people would contribute greatly to the Company's future direction at this difficult time in order to serve the needs of creditors and minority shareholders. Consequently, the Board and Management will work together and endeavor to present to our shareholders at the June 23rd meeting a slate of qualified and committed individuals.

It is certainly our hope that Yukos' shareholders will agree with the nominations put forward and vote in favor of their election to the board. That decision is ultimately in their hands. Of course the possibility does exists that one or more of our shareholders might take action that would prevent the General Shareholder' Meeting from taking place, as has happened in the past. We sincerely hope that such irresponsible action will not take place since holding this Annual General Shareholders' Meeting is important to the future of the company.

Victor Gerashenko
Chairman of the Board
Yukos Oil Company

Steven Theede
Chief Executive Officer
Yukos Oil Company

Forward-looking statements. *Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.*

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Evgeny Fokin
+7 095 540 6313
inter@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

23/6/2005 YUKOS AGM HELD IN MOSCOW

Moscow, 23 June 2005 - The Annual General Meeting of YUKOS Oil Company took place today in Moscow. The Meeting has elected a new Board of Directors for the Company comprising the following members:

1. Yury Beilin - Deputy CEO, YUKOS Oil Company
2. Francois Buclez - Director, Cube Capital Ltd
3. Victor Geraschenko - Chairman of the Board of Directors, YUKOS Oil Company
4. Alexey Kontorovich - Director of the Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
5. Bernard Loze - President, Loze & Associes
6. Yury Pokholkov - President, Tomsk Polytechnic University
7. Yevgeny Saburov - Director, Institute of Problems of Investing, Academic Advisor to Institute of Education Development of "Higher School of Economics" University
8. Alexander Semikoz - Advisor to Executive Board, Representative of Moscow Narodny Bank on the Board of Directors of Commercial Bank "Eurofinance Mosnarbak", Moscow Narodny Bank, London.
9. Ivan Silayev - President of the Russian Union of Mechanical Engineers
10. Steven Theede - President and CEO, YUKOS Oil Company
11. Vladimir Forosenko - independent consultant

After the AGM the new Board of Directors at its first meeting elected Victor Geraschenko as its Chairman.

The Annual Meeting also approved the Annual Report and financial accounts of YUKOS Oil Company for 2004, including the Profit and Loss Account. The Meeting decided not to pay a dividend for 2004.

Following the ruling of the Arbitration Court of Moscow of 22 June 2003, invalidating and nullifying the additional issue of YUKOS Oil Company's shares, the Meeting was to approve appropriate amendments to the Charter of YUKOS Oil Company. However, the changes to the Charter have not been made because less than 75% of the Meeting's quorum voted in favour of the decision.

PriceWaterhouseCoopers Audit ZAO has been approved as YUKOS' auditors under Russian and International Accounting Standards.

During the AGM an outline was provided of the Company's legal activity in Russia and of YUKOS' Application to the European Court of Human Rights. It was recognized that YUKOS attaches great importance to the the European Court's assessment of its complaint and is committed to pursuing its Application to the European Court, in the interest of all stakeholders, come what may.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
ClaireDavidson
+44.7767.351.433
cdavidson@policypartnership.com

13/6/2005 Former general manager from YUKOS subsidiary held by General Prosecutor's Office

Former general manager from YUKOS subsidiary held by General Prosecutor's Office

Moscow, 13 June 2005: It has come to our attention that Antonio Valdes Garcia, former general manager of Fargoil, a wholly owned subsidiary of YUKOS Oil Company, has been detained and is being interrogated in Moscow by the General Prosecutor's Office of the Russian Federation.

This announcement follows the most recent allegations from the Russian tax authorities and the General Prosecutor's Office against YUKOS that Fargoil and Ratibor, two YUKOS associated trading companies consolidated

in YUKOS' US GAAP consolidated financial statements, are under investigation for inappropriate distribution of funds. YUKOS strongly asserts that such allegations are completely unfounded.

At the root of these allegations, and those previously disputed by YUKOS is a lack of understanding or the unwillingness of the Russian tax authorities to comprehend consolidated accounting. YUKOS has followed US generally accepted accounting principles, US GAAP, since 1999 and has openly operated this system consistently for over five years. Under these GAAP principles YUKOS accounts have been audited by independent auditors PriceWaterhouseCoopers, the results of which have been made available in Russia and to all of the company's approximately 60,000 domestic and international shareholders.

Antonio Valdez Garcia, a native Russian, was general manager of the subsidiary company until 2004. The Company is anxious for his health and wellbeing and remains aware of the tremendous stress he must be experiencing during his forced incarceration.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

2/6/2005 YUKOS Board approves candidates to the new Board of Directors

Moscow, June 2, 2005 - The Board of Directors of YUKOS Oil Company has made a decision to make a recommendation to the Annual General Meeting of shareholders set for June 23, 2005 not to pay out dividend for 2004. The Board has also approved a list of candidates to be nominated to the new Board of Directors to be elected at the AGM.

"In the absence of candidate nominations from the shareholders the Board has exercised its right to nominate them independently, said Victor Geraschenko, Chairman of YUKOS Board of Directors. - We have been successful in forming a team of highly professional candidates capable of fully protecting the interests of creditors and minority shareholders. Inclusion of representatives of YUKOS's senior management in the list of candidates is driven by the desire for even closer coordination between the Board and executive bodies at a difficult time for the Company".

The list of candidates to the new Board of Directors of YUKOS Oil Company comprises:

1. Yury Beilin - Deputy CEO, YUKOS Oil Company
2. Francois Buclez - Director, Cube Capital Ltd
3. Victor Geraschenko - Chairman of the Board of Directors, YUKOS Oil Company
4. Alexey Kontorovich - Director of the Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
5. Bernard Loze - President, Loze & Associes
6. Yury Pokholkov - President, Tomsk Polytechnic University
7. Yevgeny Saburov - Director, Institute of the Problems of Investing, Academic Advisor to Education Development Institute, "Higher School of Economics" University
8. Alexander Semikoz - Advisor to Executive Board, Representative of Moscow Narodny Bank to the Board of Directors of "Eurofinance Mosnarbak", Moscow Narodny Bank, London.
9. Ivan Silaev - President of the Russian Union of Mechanical Engineers
10. Steven Theede - CEO, YUKOS Oil Company
11. Vladimir Forosenko - independent consultant

As reported earlier, besides election of a new Board of Directors the AGM on June 23, 2005 will discuss the issues of approving YUKOS Oil Company's statutory annual report for 2004, its annual financial statements, distribution of profit and losses of YUKOS Oil Company for the past period .

The agenda of the AGM will also include making amendments to the Charter of YUKOS Oil Company, election of the Auditing Commission, approval of Company's Auditors for 2005 fiscal year, and approval of the total amount of

remuneration and expenses reimbursement for members of the Board of Directors for 2005-2006.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

2/8/2005 YUKOS OIL COMPANY ONCE AGAIN RECEIVES SELECTIVE AND RETROSPECTIVE TREATMENT FROM GENERAL PROSECUTOR OVER EMPLOYEE REMUNERATION

Moscow, August 2, 2005: YUKOS Oil Company made it known today that the General Prosecutor has begun an investigation into the remuneration of 1600 individual members of staff during the years 2001, 2002 and 2003. The Company understands that the General Prosecutor's Office is alleging that the methods used by the Company to pay its staff were unlawful. The Company's position is that the General Prosecutor's request for information on the remuneration for staff at YUKOS's Moscow offices is inappropriate and the Company refutes such allegations. The investigations suggest that YUKOS and its employees are once again subject to potentially selective and retrospective legal claims as part of an on-going campaign to discredit the Company and damage employee morale.

YUKOS Oil Company confirms that during that period staff benefited from widely marketed life insurance products offered by Russian insurance companies as part of a standard remuneration package. This is a widespread practice in Russia and is made available to hundreds of thousands of the country's employees. YUKOS strongly believes that other beneficiaries of such insurance products included the General Prosecutor's Office, government officials, the Russian Tax Service, local and regional tax inspectors and a range of Russian corporations. Independent investigation will confirm this and will show that once again YUKOS has been singled-out for special treatment by the Russian authorities.

Commenting on the latest investigations a YUKOS Oil Company spokesperson said: "There is no doubt that YUKOS takes its employee remuneration very seriously, this was also the case in 2001, 2002, and 2003. The Company is sure that the life insurance products offered by insurance companies to its employees met with the wide-spread business customs and the exacting standards of the Russian Tax Service, which along with the General Prosecutor's Office, used identical remuneration mechanisms for its own staff. Once again the Company is suffering from the General Prosecutor's double standards as it elects to ignore the actions of many other companies and government ministries and pin-point its investigations on YUKOS.

"We can only speculate on their motives as they apparently seek to undermine the Company's reputation and create confusion and concern amongst staff. The Company will provide support to present and former employees who may become victims of selective claims by the General Prosecutor's Office."

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Department:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

RECEIVED
2006 JAN 30 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10/10/2005 Allegations unsubstantiated and slanderous and should be disregarded

Moscow, 10 October 2005: Further to a request made by the Russian Government on 9 April 2004 under the European Convention on Mutual Assistance in Criminal Matters, with respect to the criminal accusations made by the Russian authorities against Mr. M.Khodorkovskiy and Mrs. N.Chernysheva, the delegated judge of the Amsterdam District Court has on 5 October 2005 ordered the surrender of the books and records of two Dutch Yukos companies: i.e. Yukos Finance B.V. and its fully owned subsidiary Yukos International UK B.V. These YUKOS companies have both complied with this order. Whether the documentation actually will be passed on to the Russian authorities is to be decided in subsequent proceedings.

Furthermore, in addition to the attachments which other creditors of YUKOS Oil Company have already made, the Russian company OAO Yuganskneftegaz has made a conservatory attachment on the shares which the Russian company YUKOS holds in Yukos Finance B.V., on 15 September 2005.

On Friday, 6 October 2005 Yuganskneftegaz has also made conservatory attachments on the shares of Yukos International UK B.V. and the shares that Yukos International holds in its subsidiaries. These attachments have been made in respect of an alleged claim of Yuganskneftegaz against YUKOS Oil Company in the amount of Euro 2,340,000,000. To date Yuganskneftegaz has not started proceedings in the Dutch courts in order to pursue this alleged claim.

Although Yuganskneftegaz previously belonged to the YUKOS group, this company is now indirectly owned by the Russian State. In December 2004 the Russian State compulsorily sold off YUKOS' controlling shareholding in Yuganskneftegaz in a so-called public auction to itself. The aforementioned attachments and the requests under the European Convention on Mutual Assistance in Criminal Matters can be considered as the new tools that are now being used by the Russian authorities against YUKOS Oil Company in order to obtain control over this group.

The allegations, both past and present, cited against the Company, its subsidiaries, former and current executives relating to the financial management of YUKOS Oil Company are unfounded.

A spokesperson for YUKOS Oil Company said:

"YUKOS Oil Company has always taken its financial responsibilities very seriously and has complied with Russian and international accounting standards. In doing so its has been audited by external auditors, PriceWaterhouseCoopers, since 1999 and complied with, was audited by and approved by the very Russian Government that now accuses it of fraudulent activity.

In the Netherlands both YUKOS companies have complied with the requirement for regular external audits and met reporting demands of the Dutch legal and banking authorities.

Knowing all of the above, it is shocking to us that the Russian Federation has once again elected to use inter-State conventions to create public attention and thereby slander the name of YUKOS."

YUKOS Oil Company therefore wishes to emphasise that any media reports of the Dutch YUKOS companies being involved in criminal activities are unsubstantiated and incorrect and should therefore be disregarded.

The Parliamentary Assembly of the Council of Europe has adopted a resolution on 25 January 2005 (no. 1418/2005) in which it expressed its concern about the circumstances surrounding the prosecution of leading YUKOS executives and about the repeated violations of the rule of law by the Russian authorities in the YUKOS case. Furthermore presently a case is pending in the European Court of Human Rights in Strasbourg in which YUKOS complains about numerous violations by the Russian authorities of its human rights, in particular its right of enjoyment of its property. Those complaints have been given priority by the European Court of Human Rights, which has referred them to the Russian Federation. YUKOS is committed to vindicating its rights in those proceedings.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press contact:
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

5/10/2005 Raids in Russia visit in The Netherlands

Yukos Oil Company can confirm that some raids and visits were made today in a range of offices in Russia and the office of Yukos Finance BV in The Netherlands in a coordinated programme of searches instigated by the General Prosecutors Office of the Russian Federation.

The raids in Russia included those to outside independent law firms who have worked for Yukos Oil Company in the past and the Company's accounting offices.

The visit by the General Investigation branch of the Ministry of Justice of The Netherlands is yet to be clarified to the management of Yukos Oil Company. However, it is interesting to note that the Russian Federation Authorities in attendance were not permitted into the offices of Yukos Finance BV and had brought with them one of Russia's leading television stations, NTV2, we assume, to record the event.

A Yukos Oil Company spokesperson said:

"We have not received such a coordinated programme of raids, searches and interviews organised by the Russian Federation for some months.

"It is disappointing to us that despite our efforts to engage with the Russian Federation to find an appropriate solution to this ongoing situation, we are once again the focus of an inappropriate, coordinated unfounded series of attacks."

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press contact :
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

24/11/2005 **Statement from Yukos Oil Company**

Moscow, 24 November 2005: Today, November 24, 2005, the District Court of Amsterdam rendered a judgment in the summary proceedings between Yuganskneftegaz and Yukos. Yuganskneftegaz had asked the District Court to give an order to Yukos to abstain from inter alia selling its subsidiaries ("freezing order"). The most important subsidiaries are Mazeikiu Nafta which runs a refinery in Lithuania (joint venture with Lithuanian government), Davy Proces Technology and Transpetrol which owns pipelines in Slovakia. The District Court in its judgement refused to give the freezing order, because Yuganskneftegaz had not shown that the present sales process in any way prejudices the interests of the creditors of Yukos. Furthermore the Ditsrict Court took a decision on the counterclaim of Yukos asking for lifting of attachments made by Yuganskneftegaz on shares held by Yukos in its subsidiaries. The court lifted all attachments on the shares held in subsidiaries located outside the Netherlands.

Mr Robert van Galen, lawyer of Yukos: "This is an important victory for Yukos which enables Yukos to continue the sales process of its non-Russian assets and to pay its creditors."

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press contact :
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

16/12/2005 Joint statement from YUKOS Oil Company and the Slovakian government

COMMUNIQUE FROM THE MEETING OF DEPUTY PRIME MINISTER AND MINISTER OF ECONOMY OF THE SLOVAK REPUBLIC JIRKO MALCHAREK AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF YUKOS OIL COMPANY STEVEN THEEDE

Moscow 16 December 2005: Slovak Deputy Prime Minister and Minister of Economy, Jirko Malcharek, and the President and Chief Executive Officer of YUKOS Oil Company, Steven Theede, held discussions earlier today concerning the sale of 49 per-cent of shares in Transpetrol, which are currently owned by YUKOS Finance. Both sides expressed satisfaction over the course of their discussion. They agreed that the discussion brought them significantly closer to a point in time when the 49 per-cent stake of YUKOS Finance in Transpetrol will be sold. Steven Theede appreciated the fact that negotiations over the past few weeks represented a significant step towards the sale of the 49 per-cent stake in Transpetrol. Both sides agreed that they will refrain from taking any steps that might block the whole process and that they will work towards a solution that is beneficial to both parties and, at the same time, respects the strategic interests of YUKOS and the Slovak Government.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press contact:
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

15/12/2005 BOARD OF DIRECTORS OF YUKOS OIL COMPANY ACCEPT RESIGNATION OF CFO, BRUCE MISAMORE

Moscow 15 December 2005: The Board of Directors today confirmed that Bruce Misamore, Chief Financial Officer, YUKOS Oil Company had tendered his resignation in writing earlier this week. The Board of Directors also confirmed that it had accepted his request and that the termination of his employment will become effective from 31 December 2005.

YUKOS management and the Board of Directors believe that Mr. Misamore played a critical role in the development of YUKOS into an internationally respected, transparent corporation which, during his five year tenure, met international standards of corporate governance and attracted some of the world's leading investors.

They acknowledged that his dedication to the company since October 2003 had been unwavering and commended him on his commitment to maintain the company's high standing in the financial and investment communities. They recognised that Mr. Misamore, like the whole management team, aimed to ensure that despite the unwarranted attacks on the business, personnel and their families, the company did not fail in its duties to all stakeholders in and outside of Russia.

YUKOS Oil Company Chief Executive, Steven Theede, said today: "Since my arrival at YUKOS in August 2003 and my appointment as CEO in 2004, Bruce has proved a valued friend and advisor. His energy, passion and his knowledge of sound financial management and reporting will be missed".

Effective 1 January 2006, Frank Rieger, presently First Vice President on Economics and Finance of ZAO YUKOS RM has been appointed as Acting Chief Financial Officer of Yukos Oil Company.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press contact:
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

1/12/2005 Statement from Yukos Oil Company

Moscow, 30 November 2005

YUKOS Oil Company confirms that there are no plans to issue additional shares.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press contact:
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

30/1/2004 YUKOS Oil Company sets earnings record in the third quarter and the first nine monts of 2003

Moscow, January 30, 2004 -YUKOS Oil Company today reported its unaudited consolidated financial results for the third quarter and the first nine monts of 2003 prepared in accordance US GAAP. To read the entire press release click here.

29/1/2004 Statement by the Chairman of the Board of Directors of Yukos Oil Company, Simon Kukes

At a special meeting held today, the Yukos Board of Director heard reports from management on various issues facing the Company, including the Sibneft merger situation and government tax claims.

The Board expressed its full confidence in the management. It also reiterated its commitment to abide by the highest principles of good corporate governance. The board also reiterated that it will not tolerate direct interference by any core shareholder in the functioning of the company. It will take any necessary actions to assure that executive management is independent. The Board of Directors has also appointed Steven Theede, President of Yukos-Moscow, as the Executive Secretary of the Board to ensure tight interaction between the Board and Management.

The Board also approved the retention of Squire, Sanders & Dempsey as special counsel to the Board and JP Morgan as financial adviser to the Board.

The Board also directed management to continue negotiations with former core shareholders of Sibneft in order to determine how best to implement the merger. The company has called an EGM of its subsidiary Sibneft to be held on March 28, 2004. The agenda includes amendments to the Sibneft Charter and election of a new Board of Directors of Sibneft.

The results of the Company's production activity will be announced before February 12, 2004. The Company's tentative 2004 production plan will be approved at the February 26, 2004 Board meeting.

14/1/2004 YUKOS' response to the Tax Ministry

Moscow, January 14, 2003 - YUKOS Oil Company has sent to the Tax Ministry objections against the Act of Tax Audit provided to YUKOS on December 29, 2003 that accuses YUKOS of designing an unlawful (as the Tax Ministry maintains) tax minimization scheme. In the objections against the Act that YUKOS sent to the Tax Ministry, YUKOS is demanding that the Tax Ministry adopt a resolution that all charges of tax wrongdoing alleged in the Act be dropped without any penalties for the Company.

YUKOS' position is that the allegations of the audit presented in the Act clearly conflict with the Constitution of the Russian Federation, the legal position of the Constitutional Court of the Russian Federation and various provisions of the Tax Code. In YUKOS' opinion the Act of Tax Audit is conspicuously biased and accusatory.

'The Act of the Tax Audit contains an unlawful and unproven opinion that the company can be made liable for payment of taxes calculated independently by tax authorities on the basis of economic activity results of many independent organizations.

The Act contains illegitimate and incorrect allegations regarding the related party status of YUKOS and several business entities which have resulted in an unprecedented attempt to directly charge YUKOS, the taxpayer being audited, with increased tax payments that various organizations allegedly failed to pay.'

The audit was conducted with numerous procedural irregularities. YUKOS was not given access to all documents supporting the charges, the findings related to the allegedly related parties were not attached to the Act, and non-disclosure rules of the Tax Code were grossly violated. Also, there can be no application of a penalty to YUKOS because of the statute of limitation.

Such egregious and groundless tax claims that make one company liable for the activities of a host of unrelated parties have no precedents in Russian practice.

In YUKOS' opinion the deliberately unlawful claims leveled against the Company not only compromise the government agencies, but also make highly questionable the sheer possibility of fair business in Russia. YUKOS considers the actions of the Tax Ministry as an unconscionable attempt to create a fictitious threat regarding the Company's financial stability and thereby put pressure on its shareholders, creditors, employees and partners.

YUKOS as a large and diligent Russian taxpayer, whose activity has never before been questioned by tax authorities on substantial issues, rejects all tax evasion charges. In case a resolution should be made to collect the alleged increased taxes and phantom penalty from YUKOS, YUKOS will immediately appeal such resolution in court

as absolutely unlawful and groundless.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7 095 788-00-33
Investors@yukos.ru

28/2/2004 YUKOS holds Extended Management Meeting

Moscow, February 28, 2004 - Today YUKOS Oil Company held an Extended Management Meeting to consider the Company's 2003 operational activity results and to discuss the capital and operating plans for the Company for 2004 approved by the Board of Directors.

"This year's production plan and investment program are unprecedented in YUKOS' history, - said Simon Kukes, the Company's CEO. - The key management priorities for this year will be unconditional fulfillment of the targets set by the Board of Directors as well as continued improvement of investment projects efficiency and cost reduction."

The Company's crude oil and gas condensate production target for 2004 was set at 90 million metric tons (659 million bbl), including 1.8 million metric tons (13 million bbl) of YUKOS' interest in the production of equity affiliates, which is approximately 11.4% above 2003 production. The produced and associated gas production target for 2004 was set at 7.07 billion cubic meters (250 billion cubic feet), including 1.95 billion cubic meters (69 billion cubic feet) of YUKOS' interest in the production of equity affiliates, which is 25.1% higher than gas production in 2003.

Refining throughput is expected to reach 39.2 million metric tons (287 million bbl) in 2004, approximately the same level as in 2003. This includes 8.0 million tons (59 million bbl) to be refined by Mazeikiu Nafta.

Most of the Company's incremental crude oil and gas condensate production is expected to be sold internationally in 2004. International sales of crude oil are expected to increase 15.7% to 49.9 million metric tons (365 million barrels) in 2004. International sales of petroleum products are expected to reach 18.8 million metric tons (136 million barrels), 3.9% more than in 2003 mainly as a result of higher expected sales of petroleum products at Mazeikiu Nafta. Sales of petroleum products on the Russian domestic market in 2004 are expected to decrease by 5.1% from 2003 levels to 17.0 million metric tons (126 million barrels).

Exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta are expected to reach 57.7 million metric tons (422 million barrels) in 2004, 17.3% more than in 2003. Exports of petroleum products, excluding sales of Mazeikiu Nafta, are expected to decrease by 3.8% from 2003 levels to 11.4 million metric tons (80 million barrels) in 2004.

Approved capital expenditures for 2004 are planned to reach approximately USD 1.9 billion compared to the about USD 1.7 billion on a US GAAP basis expected for 2003, excluding acquisitions but including approximately USD 300 million for business development activities.

Capital expenditures for refining and marketing are expected to increase from the USD 336 million expected in 2003 to USD 586 million targeted in 2004 primarily due to higher investments in refinery modernization aimed at improvement of refinery mix and compliance with new product specifications as well as higher investments in transportation infrastructure development and investment in gasoline stations. Corporate and other capital expenditures are expected to be USD 30 million in 2004 compared to USD 97 million in 2003.

The above data does not include the operational plans and expected results of OAO Sibneft. YUKOS completed the acquisition of 92% of OAO Sibneft in October 2003 and currently intends to consolidate the financial and operational results of this subsidiary starting from the acquisition date, however, Sibneft has not yet provided YUKOS with the information necessary to consolidate the Sibneft operating and capital expenditures plans for 2004 or the results of 2003.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact

Alexander Gladyshev
+7095 788-00-33
investors@yukos.ru

27/2/2004 Statement of the Board of Directors of YUKOS Oil Company

Moscow, February 27, 2004 -The Board of Directors of YUKOS Oil Company at its meeting held on February 26, 2004 approved the cash capital expenditures budget and financial plan for 2004 and set a target of 90 million tons for crude oil production (an approximate 11% increase over 2003). Cash capital expenditures are planned at $1.9 billion (approximately 1% over 2003), including a significant amount for business development projects.

In addition the board declined a demand from one of the former core shareholders of Sibneft to convene an Extraordinary General Meeting of shareholders of YUKOS Oil Company. The proposed agenda for the Meeting included consideration of a sale-purchase transaction of the shares of Sibneft owned by YUKOS. The proposed agenda also included approval of a decrease in the charter capital of YUKOS, supposedly in the event a sale-purchase transaction is consummated. None of the terms of such a transaction nor the identity of the buyer were specified in the demand.

The board determined that, at this time, it is not entitled to convene an Extraordinary General Meeting of Shareholders to consider the proposed agenda because of a recent decision by the Arbitration Court of Moscow in the suit brought by two Millhouse affiliates against the Federal Securities Commission and YUKOS seeking to overturn the Commission's prior approval of the issuance of YUKOS shares in exchange for 57.46% of Sibneft's shares. The affected shares were part of the share exchange between YUKOS and certain core shareholders of Sibneft closed in October 2003.

The recent Arbitration Court decision imposes a prohibition on the transfer of both the YUKOS and Sibneft shares involved in that part of the share exchange until a final decision in the case is made by the Court.

Seeking to comply with the Court order, and in the best interests of all shareholders, the YUKOS board declined to call a shareholders meeting until such final Court decision is made and is effective.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

18/2/2004 Energy Ministry says Yukos has maintained sufficient production and investment rates

18 February 2003 - The issues of Yukos Oil Company's current business operations were the main topic of discussion at the meeting held today at the Russian Federation Energy Ministry between Russian Federation Energy Minister Igor Yusufov and Yukos' Board of Directors Chairman Simon Kukes and Vice Chairman Yuri Beilin.

In the course of the meeting Igor Yusufov pointed out that "Yukos has maintained sufficient production and investment rates and it understands its social responsibility with regard to supplying the country's regions with fuel and lubricants".

According to Yukos' Board of Directors Chairman Simon Kukes "the company's strategy has been in line with Russia's oil industry development strategy. By the year 2009, Russia may become the world market's largest oil producer and supplier".

The participants of the meeting discussed the issues related to the implementation of the RF Government's Order No. 81 dated 14 February 2004 "On Measures to Ensure Fulfillment of Seasonal Field Agricultural Works in 2004"

and Yukos' involvement in contractual co-operation with agricultural producers. In addition, the progress in Yukos' contractual campaign relating to oil product supplies to key budget-dependent entities - Defense Ministry and Interior Ministry organizations, etc.- was also discussed.

The participants of the meeting discussed the results of Yukos' activity in 2003, the company's short-term production and investment plans, and the issues of Yukos' involvement in the implementation of international projects.

Forward-looking statement. Some information in this press release may contain forecasts or any other statements regarding NK YUKOS' development prospects or future financial results. It should be kept in mind that those statements do not guarantee the Company's achievement of any stated results or the occurrence of any projected events, and include all the risks, uncertainties and assumptions which the Company is unable to foresee with a high degree of accuracy. Accordingly, the Company's actual results may substantially differ from the figures and forecasts contained in any statements on the Company's development prospects. The Company has no intention to modify the said statements in order to reconcile them with the actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

17/2/2004 YUKOS and Gazprom management discuss prospects for cooperation on gas

A working meeting took place today at the head offices of OAO Gazprom between Management Committee Chairman Alexey Miller and Simon Kukes, Chairman of the YUKOS Oil Company Management Board and Board of Directors.

They discussed the prospects for the two companies' cooperation on gas in view of YUKOS' plans to develop its gas business. YUKOS produced 5.65 billion cubic meters of gas in 2003. However, the Company plans to be producing 15 billion cubic meters of gas annually as early as the end of 2005, 40 billion cubic meters by 2010, and 50 billion cubic meters by 2015.

"In order to realize our plans for the development of the gas business, we intend to actively develop relations with Gazprom," announced Simon Kukes. "Close cooperation with the company that is the leader in the gas sector will allow us to attain the targets we have set."

"We are conducting an open dialogue and are ready for cooperation with all independent gas producers," said Gazprom Management Committee Chairman Alexey Miller. "Together with this, such cooperation can be built only on civilized principles. We are speaking of the introduction of long-term contracts for the purchase of gas, the participation of independent gas producers in the reconstruction, modernization, and creation of new gas transport capacity, the improvement of rules of access to the gas transport system that prescribe bilateral obligations to ensure and pay for transport. All market participants must have not only equal rights, but obligations as well. Only under this condition will it be possible to build a civilized gas market in Russia."

Forward-looking statement. Some information in this press release may contain forecasts or any other statements regarding NK YUKOS' development prospects or future financial results. It should be kept in mind that those statements do not guarantee the Company's achievement of any stated results or the occurrence of any projected events, and include all the risks, uncertainties and assumptions which the Company is unable to foresee with a high degree of accuracy. Accordingly, the Company's actual results may substantially differ from the figures and forecasts contained in any statements on the Company's development prospects. The Company has no intention to modify the said statements in order to reconcile them with the actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55

pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

11/2/2004 YUKOS' crude oil production up 16.3% in 2003

Please read the press-release in PDF format.

2/2/2004 YUKOS Oil Company retains consultants for negotiations with former Sibneft core shareholders

Moscow, 2 February 2004 - In connection with negotiations concerning a possible purchase of 92% of the shares in OAO Sibneft by the former core shareholders of this company, and in compliance with international standards of corporate governance, YUKOS Oil Company has retained Credit Suisse First Boston as financial consultants and Cleary Gottlieb, Steen & Hamilton as legal consultants.

The above consultants have been retained in order to ensure that the interests of all YUKOS Oil Company shareholders are observed unconditionally.

As was reported earlier, JP Morgan Chase and Squire, Sanders & Dempsey have been retained as financial and legal consultants, respectively, of the YUKOS Oil Company Board of Directors, which is responsible for monitoring and approving the conditions of the purchase of 92% of the shares in OAO Sibneft.

Forward-looking statement. Some information in this press release may contain forecasts or any other statements regarding NK YUKOS' development prospects or future financial results. It should be kept in mind that those statements do not guarantee the Company's achievement of any stated results or the occurrence of any projected events, and include all the risks, uncertainties and assumptions which the Company is unable to foresee with a high degree of accuracy. Accordingly, the Company's actual results may substantially differ from the figures and forecasts contained in any statements on the Company's development prospects. The Company has no intention to modify the said statements in order to reconcile them with the actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

2/2/2004 Mikhail Brudno relieved of his duties as President of YUKOS RM

Moscow, 2 February 2004 - Being guided by a YUKOS Oil Company Board of Directors recommendation that no shareholders should interfere in the Company's operational management, the YUKOS Oil Company Management Board adopted a decision today to relieve Mikhail Brudno of his duties as President of YUKOS RM and as a Member of the Management Board.

"The Company is grateful to Mikhail Brudno for his significant contributions to the establishment and development of the Company," declared Chairman of the YUKOS Oil Company Management Board Simon Kukes. "The decision to relieve Mikhail Brudno is dictated primarily by our commitment to strictly adhere to international standards of corporate governance, guaranteeing the full independence of the operational management of YUKOS Oil Company in the interests of all shareholders."

Peter Zolotarev has been appointed Acting President of YUKOS RM as of 2 February 2004.

Mikhail Borisovich Brudno owns 7% of the shares in Group MENATEP Limited, which represents the interests of YUKOS Oil Company's core shareholders.

Peter Sergeyevich Zolotarev was born on 30 June 1965. He graduated from the S. Ordzhonikidze Moscow Aviation Institute (major - Engineer-Economist), the G.V. Plekhanov Russian Economic Academy, the Petroleum Institute

(London), and the International Management Development School (Lausanne). In 1993-1997, he headed the budgeting group and held the post of financial director at Occidental Petroleum CIS and Occidental CIS Service. In 1997-1999, he was the financial director of the company «DEALINE». Since 1999, he headed the Financial Service and the Department of Consolidated Financial Reporting and Planning at YUKOS-Moscow. Since 2002, he has been Vice-President and First Vice-President for Economics and Finance at YUKOS RM.

Forward-looking statement. Some information in this press release may contain forecasts or any other statements regarding NK YUKOS' development prospects or future financial results. It should be kept in mind that those statements do not guarantee the Company's achievement of any stated results or the occurrence of any projected events, and include all the risks, uncertainties and assumptions which the Company is unable to foresee with a high degree of accuracy. Accordingly, the Company's actual results may substantially differ from the figures and forecasts contained in any statements on the Company's development prospects. The Company has no intention to modify the said statements in order to reconcile them with the actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

PRESS RELEASE

YUKOS' CRUDE OIL PRODUCTION UP 16.3% IN 2003

Moscow, 11 February 2004. YUKOS Oil Company today released its preliminary consolidated operating results for the fourth quarter and full year of 2003.

Full Year 2003 vs. Full Year 2002

YUKOS' production was 80.8 million metric tons (591 million barrels) of crude oil and gas condensate, including 0.8 million metric tons (5.9 million barrels) of YUKOS' interest in production of equity affiliates in 2003, which is 16.3% more than in 2002. Refinery throughput increased by 15.7% in 2003 to 38.1 million metric tons (279 million barrels) primarily as a result of consolidation into the Company's operating results of 7.2 million metric tons (52 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in 2003.

"YUKOS achieved impressive operating results in 2003, however, production came in slightly below the original target. The management will have to carefully analyze the reasons for the production shortfall and make sure that the operational targets for 2004, to be approved by Board of Directors on February 26, are unconditionally met", said YUKOS' Chairman and CEO Simon Kukes.

Gas production increased from 2.39 billion cubic meters (84.3 billion cubic feet) in 2002 to 5.65 billion cubic meters (199.7 billion cubic feet) in 2003, including 0.86 billion cubic meters (30.4 billion cubic feet) of YUKOS' interest in the production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In 2003 international sales of crude oil were 43.0 million metric tons (314 million barrels), an increase of 21.1% over 2002. Excluded from international sales of crude oil were 7.0 million metric tons (51 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales. International sales of petroleum products were at a level of 18.1 million metric tons (131 million barrels) in 2003, which is 47.5% higher than in 2002 primarily as a result of inclusion into the Company's international petroleum product sales of 6.5 million metric tons (50 million barrels) sold by Mazeikiu Nafta in 2003. Sales of petroleum products on the Russian domestic market in 2003 were 17.9 million metric tons (136 million barrels), which is 4.0% lower than in 2002.

In 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 49.2 million metric tons (359 million barrels), an increase of 33.6% over 2002. Exports of petroleum products outside the territory of the Russian Federation were 11.9 million metric tons (83 million barrels) in 2003, an increase of 15.1% over 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 60.60% in 2003, compared to 58.78% in 2002. Excluding Mazeikiu Nafta, the light product yield was 57.84% in 2003.

YUKOS drilled 1,036.6 thousand meters of production wells in 2003, 10.1% more than in 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in 2003 were 356 new wells compared to 335 in 2002, excluding YUKOS' interest in equity affiliates.

Fourth Quarter 2003 vs. Fourth Quarter 2002

YUKOS' production was 21.2 million metric tons (155 million barrels) of crude oil and gas condensate, including 0.3 million metric tons (2.6 million barrels) of YUKOS' interest in production of equity affiliates in the fourth quarter of 2003, which is 10.5% more than in the corresponding period of 2002. Refinery throughput increased by 0.9% in the fourth quarter of 2003 to 9.7 million metric tons (71 million barrels).

Gas production increased from 0.78 billion cubic meters (27.7 billion cubic feet) in the fourth quarter of 2002 to 1.72 billion cubic meters (60.7 billion cubic feet) in the fourth quarter of 2003, including 0.29 billion cubic meters (10.2 billion cubic feet) of YUKOS' interest in production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In the fourth quarter of 2003 international sales of crude oil were 10.6 million metric tons (78 million barrels), an increase of 18.2% over the same period in 2002. Excluded from international sales of crude oil were 2.2 million metric tons (16 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales. International sales of petroleum products were at a level of 4.7 million metric tons (34 million barrels) in the fourth quarter of 2003, which is 6.5% higher than in the fourth quarter of 2002. Sales of petroleum products on the Russian domestic market in the fourth quarter of 2003 were 4.1 million metric tons (32 million barrels), which is 17.3% lower than in the same period of 2002.

In the fourth quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 13.0 million metric tons (95 million barrels), an increase of 23.2% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 3.1 million metric tons (21 million barrels) in the fourth quarter of 2003, an increase of 16.3% over the same period in 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.16% in the fourth quarter of 2003, compared to 61.42% in the fourth quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.87% in the fourth quarter of 2003.

YUKOS drilled 200.0 thousand meters of production wells in the fourth quarter of 2003, 13.1% less than in the fourth quarter of 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in the fourth quarter of 2003 were 76 new wells compared to 89 in the fourth quarter of 2002 excluding YUKOS' interest in equity affiliates.

The above operational data for the fourth quarter and full year 2003 does not include operational results of OAO Sibneft. YUKOS completed the acquisition of 92% of OAO Sibneft in October 2003 and currently intends to consolidate the financial and operational results of this subsidiary starting from the acquisition date, however, Sibneft has not yet provided YUKOS with the information necessary to consolidate the Sibneft operating results for the fourth quarter of 2003.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events, or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

Table 1: YUKOS preliminary operational results for the full year of 2003

	Twelve months ended December 31,		Twelve months ended December 31,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	80.8	69.5	591	508	16.3%
YUKOS' interest in production of equity affiliates	0.8	0	5.9	0	n.a.
Refinery throughput	38.1	32.9	279	241	15.7%
Crude and petroleum product sales	79.5	68.1	585	499	16.6%
International sales of crude oil	43.0	35.5	314	259	21.1%
International sales of petroleum products	18.1	12.3	131	87	47.5%
Domestic petroleum product sales	17.9	18.7	136	140	-4.0%
Exports of crude oil outside the territory of the Russian Federation**	49.2	36.8	359	270	33.6%
Exports of petroleum products outside the territory of the Russian Federation**	11.9	10.3	83	74	15.1%

Table 2: YUKOS preliminary operational results for the fourth quarter of 2003

	Three months ended December 31,		Three months ended December 31,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	21.2	19.1	155	140	10.5%
YUKOS' interest in production of equity affiliates	0.3	0	2.6	0	n.a.
Refinery throughput	9.7	9.6	71	70	1.0%
Crude and petroleum product sales	19.5	18.8	144	139	3.5%
International sales of crude oil	10.6	9.0	78	66	18.2%
International sales of petroleum products	4.7	4.4	34	32	6.5%
Domestic petroleum product sales	4.1	5.0	32	38	-17.3%
Exports of crude oil outside the territory of the Russian Federation**	13.0	10.5	95	77	23.2%
Exports of petroleum products outside the territory of the Russian Federation**	3.1	2.6	21	17	16.3%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

29/3/2004 YUKOS to pursue all legal options

Moscow, March 29, 2004. - The extraordinary shareholders meeting of Sibneft that YUKOS had requested to call on March 28 was declared invalid by the organizers due to the lack of quorum. The decision followed the cancellation by the Sibneft's registrar (ZAO Rost) of the voting ballots of YUKOS Oil Company that owns 92% of Sibneft.

'The organizers did not comply with required legal procedures when conducting the shareholder's meeting and the Yukos ballots should not have been cancelled' - said President of YUKOS Moskva Steven Theede 'Regardless of much discussed agreements between certain shareholders, management has an obligation to take all legal steps available to protect the interests of the company and all shareholders.'

Sibneft's public statements that the results of the shareholders meeting were allegedly based on certain agreements of YUKOS' core shareholders do not correspond to reality. YUKOS has never entered into any agreements regarding any specific mode of disposing the interest in Sibneft that it owns. Acting in the interests of all shareholders, YUKOS carries out management procedures in respect of Sibneft and disposes of its assets exclusively within the framework of the Russian legislation and international standards of corporate governance.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

25/3/2004 Results of working meeting between Simon Kukes and Alexei Miller

Moscow, March 25, 2004. - A working meeting took place today at the headquarters of Gazprom between Simon Kukes, the Chairman and CEO of YUKOS Oil Company, and Alexei Miller, the CEO of Gazprom.

The two chairmen discussed cooperation on gas between the two companies, in particular the plans of YUKOS to develop gas deposits in the Yamalo-Nenets Autonomous Region, where YUKOS plans to exploit most of the gas.

29/4/2004 YUKOS board of directors announcement regarding dividends, director nominees and taxes

Moscow, April 29, 2004. The Board of Directors of YUKOS Oil Company, after due consideration of a number of factors, agreed that following the Company's substantial interim nine-month dividend payment, it would not recommend to the annual general shareholders meeting any further dividends for 2003.

The proposed slate of nominees does not include any members of the executive management of YUKOS. Simon Kukes, Chairman of the Board and CEO of YUKOS Oil Company is not proposed to be re-nominated as a member of the Board of Directors, but will continue in his executive role as CEO.

Mr. Kukes said: "The practice of not having YUKOS executives on the Board of Directors is another example of the Company's commitment to internationally recognized procedures of good corporate governance. The nominees for directors include individuals who have extensive experience within or related to the international oil industry and others who are respected for their contribution to the Russian economy. I commend the nominees to the annual shareholders meeting."

The Board also reviewed nominees for the Board of Directors of YUKOS Oil Company proposed by shareholders. The nominees to be considered by shareholders at the annual shareholders meeting scheduled for June 24 are:

Viktor Geraschenko - member of the State Duma of the Russian Federation
Yuri Golubev - independent consultant
Francois Buclez - Director, GM Investment & Co. Ltd.
Raj Kumar Gupta - independent consultant
Jacques Kosciusko-Morizet - Manager, Kajis Sari
Alexei Kontorovich - Director, Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
Edgar Ortiz - adviser to the CEO of Halliburton
Sarah Carey - Attorney at Law; Partner, Squire, Sanders & Dempsey LLC
Bernard Loze - President, Loze & Associes
Yuri Pokholkov - Rector, Tomsk Polytechnic University
Michel Soublin - Treasurer, Shlumberger Limited

The Board of Directors also unanimously supported YUKOS management in vigorously defending the company against any claims by the Russian Tax Service for illegal retrospective taxes, surcharges and fines.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

26/4/2004 YUKOS receives notice of potential event of default from syndicated lenders

Moscow, April 26, 2004 - YUKOS Oil Company announced today that it had received a notice dated 23 April 2004 from the lenders participating in YUKOS' $1 billion pre-export facility secured term loan that the lenders consider that a Potential Event of Default has occurred. The Potential Event of Default notice relates primarily to the tax claim for RUB 99,375,538,234 filed against YUKOS on 14 April 2004 and the order granted by the Moscow Arbitration Court dated 15 April 2004 prohibiting YUKOS from disposing of or encumbering its asserts. The notice provides that YUKOS and associated companies may continue their export trading activities related to the loan without restriction, but that the lenders may exercise their rights with respect to certain bank accounts over which security has been granted in favor of the lenders at their discretion in the future. YUKOS has been meeting

repeatedly with its lenders and will continue to maintain such discussions and take such actions as it deems appropriate to ensure that all obligations under the financing agreements are met.

YUKOS CFO Bruce Misamore said, "This notice by the lending group is a direct result of the actions of the Ministry of Taxes in its attempt to claim taxes, penalty interest, fines and penalties from YUKOS which are not due. The actions of the Ministry of Taxes have reduced, in the view of YUKOS' lenders and credit rating agencies, YUKOS' creditworthiness and have also caused considerable anxiety to a number of the largest financial institutions in the world."

Societe Generale S.A. is Co-ordinating Bank, Facility Agent and a Mandated Lead Arranger for the facility. Mandated Lead Arrangers for the facility are Citibank N.A., Commerzbank AG, Credit Lyonnais S.A., Deutsche Bank AG, HSBC Bank Plc, ING Bank N.V., KBC Bank N.V., BNP Paribas, and UFJ Bank Nederland N.V. Passport banks are JSC Bank Societe General Vostok (Moscow), Commerzbank (Eurasija) SAO (Moscow) and Credit Lyonnais Rusbank Societe Anonyme (Moscow).

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788-00-33
investors@yukos.ru

19/4/2004 YUKOS Oil Company statement

Moscow, April 19, 2004 -- In relation to the Judgement by the Arbitration Court of Moscow of 15 April 2004 on application of the security measures under the claim by the Ministry on Taxes and Duties to the YUKOS Oil Company, the YUKOS Oil Company management finds it appropriate to make the following statement.

In the current situation the YUKOS Oil Company Management realizes the responsibility it has towards various territories of Russia in ensuring uninterrupted supply of oil products at the moment of commencement of the seedage, towards the Government of the Russian Federation in guaranteeing energy security of the country, towards the partners of the company in strict performance of all of its contractual obligations.

Therefore, the YUKOS Oil Company management is undertaking all possible measures to prevent disruption of production and finance operation of the Company.

The YUKOS Oil Company management will use its best efforts for the successful performance of the 2004 production targets by all of its divisions and units.

The YUKOS Oil Company will make every step possible to prevent delays in payments of salaries and in financing social and charity programs.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55.
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

15/4/2004 YUKOS records strong reserve replacement in 2003

To read the press release, click here.

14/4/2004 YUKOS Oil Company CEO, Simon Kukes, issues an open letter to all shareholders

Moscow, April 14, 2004. - The chief executive officer of YUKOS Oil Company, issued, through the Financial Times newspaper, an open letter to all shareholders. The open letter to shareholders from Mr Kukes states:

"It has been almost a year since the acquisition of Sibneft Oil Company by YUKOS Oil Company was agreed and announced. It has been some seven months since this acquisition was completed and money and shares changed hands. It has been 162 days since I was appointed CEO of YUKOS Oil Company.

Many rumours have circulated concerning the status of the acquisition and future of the company including the possibility of a divorce, reversal or other form of break-up. Yet, despite this speculation, no proposal to sell the Sibneft shares owned by YUKOS Oil Company to the former Sibneft principal shareholders has been presented to the Company. This causes uncertainty and is damaging the interests of the company, its employees and all other stakeholders, including every single shareholder.

My responsibility is to all these parties.

I ask any shareholder or other interested party, who feels that final consolidation of our acquisition of Sibneft should not be completed to come forward now and provide concrete proposals for consideration by the Board and due decision by all shareholders.

If no such proposals are received, the Management Board will continue its plan for consolidation.

Yours faithfully,
Simon G. Kukes
CEO
YUKOS Oil Company"

YUKOS is an oil company

Current Production Rate		1.72 million barrels per day
Targeted Year-end Production Rate – 2004		1.90 million barrels per day
Projected Refinery Throughput – 2004		0.78 million barrels per day
Production lifting costs		$1.54 per BOE
Finding and development costs		$1.07 per BOE
Reserves		
	SPE	15.0 billion BOE
	SEC	11.2 billion BOE
Employees		110,000
Shareholders		60,000

Production lifting costs - 9 months of 2003
Finding and development costs - 2000-2002
Reserves - year-end 2002
BOE - barrel(s) of oil equivalent

5/4/2004 YUKOS Oil Co., Surgutneftegas and Sakha Republic sign agreement of understanding

Moscow, April 5, 2004 -Yesterday YUKOS Oil CO., Surgutneftegas and the government of the Sakha Republic (Yakutia) signed an agreement to settle the issues relating to the development of the Talakan field. To read the

entire press release, click here.

YUKOS records strong reserve replacement in 2003

Moscow, April 15, 2004. YUKOS Oil Company today announced that it replaced 338% of its production in 2003 and increased its proved oil and gas reserves to 16.0 billion barrels of oil equivalent on a SPE basis. On a SEC basis YUKOS replaced 420% of its production and increased its proved oil and gas reserves to 13.0 billion barrels of oil equivalent. Crude oil proved reserves life* was 25 years on a SPE and 20 years on a SEC basis as of December 31, 2003.

"YUKOS' oil and gas reserves continue to be a competitive advantage for the company and will enable the company to remain the largest Russian oil producer. YUKOS' record high capital expenditures level during 2004 is targeted not only to meet our 90 million tons production target, but also to continue to maintain a high level of reserves replacement», said YUKOS' Chairman and CEO Simon Kukes.

DeGolyer and MacNaughton, YUKOS' independent petroleum engineering consultants, completed their appraisals of YUKOS' oil and gas reserves as of December 31, 2003 on both a Society of Petroleum Engineers (SPE) basis, as well as on a U.S. Securities and Exchange Commission (SEC) basis. Reserve information in this press release includes reserves recoverable up to as well as beyond the current license expiration dates as management believes that the licenses may be extended at the initiative of the company. Reserves numbers provided in this press-release do not include reserves of Sibneft Oil Company, a 92% - owned subsidiary of YUKOS.

On a SPE basis, YUKOS consolidated subsidiaries' crude oil, condensate and natural gas liquids net proved reserves were 2.014 billion metric tons (14.709 billion barrels) at the end of 2003 compared to 1.891 billion metric tons (13.734 billion barrels) at the end of 2002, an increase of approximately 7.1%. Net proved reserves of gas increased from 220 billion cubic meters (7.771 trillion cubic feet) at the end of 2002 to 225 billion cubic meters (7.936 trillion cubic feet) at the end of 2003, an increase of approximately 2.1%. On a BOE (barrels of oil equivalent) basis, YUKOS consolidated subsidiaries' oil and gas net proved reserves increased from 15.0 billion barrels at year-end 2002 to 16.0 billion barrels at year-end 2003.

Probable reserves of crude oil, condensate and natural gas liquids of YUKOS consolidated subsidiaries on a SPE basis were 0.979 billion metric tons (7.221 billion barrels) at the end of 2003 compared to 1.138 billion metric tons (8.263 billion barrels) at the end of 2002. The decrease in probable reserves is attributable to probable reserves moving into the proved category during 2003. Probable reserves of gas were 461 billion cubic meters (16.288 trillion cubic feet) at the end of 2003 compared to 250 billion cubic meters (8.840 trillion cubic feet) at the end of 2002. Possible reserves of crude oil, condensate and natural gas liquids on a SPE basis were 1.080 billion metric tons (8.031 billion barrels) at the end of 2003 compared to 0.910 billion metric tons (6.265 billion barrels) at the end of 2002. Possible reserves of gas were 641 billion cubic meters (22.639 trillion cubic feet) at the end of 2003 compared to 374 billion cubic meters (11.577 trillion cubic feet) at the end of 2002.

On a SEC basis, YUKOS consolidated subsidiaries' crude oil, condensate and natural gas liquids net proved reserves were 1.620 billion metric tons (11.833 billion barrels) at the end of 2003 compared to 1.438 billion metric tons (10.453 billion barrels) at the end of 2002, an increase of approximately 13.2%. Net proved reserves of gas increased from 130 billion cubic meters (4.579 trillion cubic feet) at the end of 2002 to 197 billion cubic meters (6.966 trillion cubic feet) at the end of 2003, an increase of approximately 52.1%. On a BOE (barrels of oil equivalent) basis, YUKOS consolidated subsidiaries' oil and gas net proved reserves increased from 11.2 billion barrels at year-end 2002 to 13.0 billion barrels at year-end 2003.

---

* Reserves as of December 31, 2003 divided by production for the year 2003.

<u>Cautionary note to US investors</u> The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We also publish reserve information using the SPE definition, which is less strict than that of the SEC, in particular, with respect to application of the SEC's "one offset" rule. The SEC has stated that additional reserves that are over and above one offset location from a well can only be claimed if communication between wells can be demonstrated (i.e. where it can be demonstrated with certainty that there is continuity of production whereas the SPE definition allows proved undeveloped reserves to be estimated when there is reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable hydrocarbons at locations beyond direct offsets). Therefore, for SEC reporting purposes unless actual wells have been drilled into areas of reserves beyond the one offset location to prove continuity, it is not possible to claim such reserves as proved undeveloped.

<u>Forward-looking statements.</u> Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

<u>Equivalent measurement and rounding.</u> For crude oil and gas condensate reserves different ton/barrel conversion coefficients were used depending on fluid density for each reservoir. For gas reserves a single coefficient was used, which was 1 barrel of oil equivalent = 6,000 cubic feet of natural gas. Percentage changes were calculated from the data in English units before rounding.

International Information Department:
Hugo Erikssen
+ 7 095 540 63 13
inter@yukos.ru

YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

Net Reserves, SPE basis

	Crude oil and condensate		Natural gas	
	Billions of barrels	Billions of tons	Trillions of cubic feet	Billions of cubic meters
Company's consolidated subsidiaries				
Proved reserves at December 31, 2002	13.734	1.891	7.771	220
Proved reserves at December 31, 2003	14.709	2.014	7.936	225
Probable reserves at December 31, 2003	7.221	0.979	16.288	461
Possible reserves at December 31, 2003	8.031	1.080	22.639	641
Company's interest in equity affiliates				
Proved reserves at December 31, 2002	0.048	0.006	0.990	28
Proved reserves at December 31, 2003	0.195	0.025	2.987	85
Probable reserves at December 31, 2003	0.235	0.030	3.611	102
Possible reserves at December 31, 2003	0.543	0.070	7.401	210

Net proved reserves, SEC basis

	Crude oil and condensate		Natural gas	
	Billions of barrels	Billions of tons	Trillions of cubic feet	Billions of cubic meters
Company's consolidated subsidiaries				
At December 31, 2002	10.453	1.438	4.579	130
At December 31, 2003	11.833	1.620	6.966	197
Company's interest in equity affiliates				
At December 31, 2002	0.048	0.006	0.990	28
At December 31, 2003	0.136	0.018	1.795	51

ЮКОС

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО СУРГУТНЕФТЕГАЗ

PRESS RELEASE

YUKOS OIL CO., SURGUTNEFTEGAS AND SAKHA REPUBLIC SIGN AGREEMENT OF UNDERSTANDING

Moscow, April 5, 2004. – Yesterday YUKOS Oil Co., Surgutneftegas and the government of the Sakha Republic (Yakutia) signed an agreement to settle the issues relating to the development of the Talakan field. Under the agreement Sakhaneftegas will sell to Surgutneftegas assets in the Talakan field, including Lenaneftegas.

'Yakutia welcomes the agreement between YUKOS Oil Co. and Surgutneftegas that is of vital importance for the people of the Sakha Republic, - stated the President of the Sakha (Yakutia) Republic Vyacheslav Shtyrov. – The agreement that will enjoy a full support of the government of the Sakha Republic proves a high level of social responsibility of the two companies and their commitment to the civilized business practices.'

'The agreement reached will allow Surgutneftegas to commence in the near future a full-scale operation in the Sakha (Yakutia) Republic complying with the interests of both the Republic and our company, - pointed out Surgut CEO Vladimir Bogdanov. – We have come to the Eastern Siberia with serious intentions and for long.'

'We are satisfied with the fact that the agreement fully reflects the interests of the parties involved – the government of the Sakha Republic as well as the former and new field operators, - emphasized YUKOS' CEO Simon Kukes. – We continue to regard Yakutia as a priority area for our operations.'

Pursuant to the Agreement Surgutneftegas and Lenaneftegas will execute various contracts whereby Lenaneftegas will be providing field operating services to Surgutneftegas. The services will among other things include drilling and oil production in the Talakan field.

Forward-looking statement.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru
YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788-00-33
investors@yukos.ru

Surgutneftegas Press Office:
Raisa Khodchenko
+ 7 3462 40-10-07

27/5/2004 YUKOS oil company statement in connection with the court decision on collection of additional profit tax for the year 2000

Moscow, May 27, 2004 - On 26 May 2004, the Arbitration Court of Moscow (Judge A.A. Grechishkin) handed down a decision on collecting from OAO NK YUKOS additional profit tax in respect of the year 2000, together with penalties and fines, in the amount of RUR 99.4 billion (US$ 3.4 billion) based on the claim filed by Russia's Tax Ministry. In view of the decision, Oil Company YUKOS, addressing more than 60,000 of its shareholders and 105,000 of its employees, considers it necessary to make the following statement.

Being a good taxpayer, NK YUKOS confirms its readiness to do everything that may be necessary to comply with the requirements of the government agencies, if a higher court upholds the legality of the Arbitration Court decision of 26 th May 2004.

Being responsible to the Company's employees, Board of Directors and all the Company's shareholders for maintaining the Company's job positions, property and financial stability, NK YUKOS' management deems it necessary to explain that:

1. In accordance with NK YUKOS' corporate governance policy the Company has always informed its shareholders of any risks, including those arising from certain features of the Russian tax laws. The Company's management closely analyzed NK YUKOS' taxpaying practice, which existed in 2000 and in other periods, and did not discover any risk of non-payment of taxes in excess of the equivalent of US$ 3 billion in 2000. All the taxes paid by the Company in 2000 amounted to the equivalent of US$ 1.922 billion. During that period, as well as in the next two years, NK YUKOS was Russia's third largest taxpayer by the amount of taxes paid after RAO Gazprom and OAO LUKOIL, with NK YUKOS paying slightly less than the latter (thus, between 2000 and 2003 with NK YUKOS' revenues being 26% less it paid only 8% less taxes in absolute terms). NK YUKOS shares the lead with LUKOIL by the amount of taxes paid per ton of produced oil, and YUKOS' taxes to revenues ratio (30-32%) has always been on the level with the average industry figures.

   In view of the foregoing, we cannot find any explanation for the fact that after three years of numerous inspections and the PriceWaterhouseCoopers audit the government agency has found, and the court after a short trial has confirmed, outstanding tax arrears to the federal budget exceeding twice the average industry figures. According to the tax service and the court, YUKOS should have paid 59% of its sales revenues or 107% of its profit confirmed by the international auditor as profit tax in 2000.

2. If a higher court recognizes NK YUKOS' obligation to pay RUR 99.4 billion, US$ 800 million in liquid funds currently available to the Company might be applied to this end. The expected volume of the Company's liquid funds according to the results of the 2 nd Quarter of 2004 is up to US$ 1,100 to 1,200 million. If the court agrees to such a manner of payment, the Company will be able to pay no more than 60 to 70% of the volume in the 3 rd and the 4 th Quarters.

   At present, the Company is under an injunction prohibiting it to sell any of its property, including the shares owned by the Company. Until the injunction is lifted, the Company is unable to sell its assets in order to obtain liquid funds. Consequently, if the Tax Ministry's efforts continue, we are very likely to enter the state of bankruptcy before the end of 2004.

   We must inform our creditors and shareholders of this in advance.

3. We must also inform the Company's shareholders and creditors of the Federal Tax Service's inquiry into NK YUKOS' 2001 tax payments. We foresee the risk of the Company being presented with claims similar to those discussed above.

4. As of today, the Company has not entered into any negotiations with its shareholders or any persons interested in buying new shares in order to cover the expected deficit of liquid funds in the case the court decision is upheld. We only know that no proposals with regard to the matter discussed above have been received by the Company's Board of Directors from NK YUKOS' major shareholders (Group MENATEP and Millhouse Group).

5. Acting in the interests of all its shareholders, the Company will appeal against the decision dated 26 May 2004 of the Arbitration Court of Moscow and will use its best efforts to perform its obligations to its employees, shareholders, partners and customers.

Forward-looking statement. Some information in this press release may contain forecasts or any other statements regarding NK YUKOS' development prospects or future financial results. It should be kept in mind that those statements do not guarantee the Company's achievement of any stated results or the occurrence of any projected events, and include all the risks, uncertainties and assumptions which the Company is unable to foresee with a high degree of accuracy. Accordingly, the Company's actual results may substantially differ from the figures and forecasts contained in any statements on the Company's development prospects. The Company has no intention to modify the said statements in order to reconcile them with the actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13

inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

26/5/2004 YUKOS Oil Company statement in connection with the Moscow Court Arbitration ruling

Moscow, May 26, 2004 - In view of today's ruling of the Moscow Arbitration Court to claim from YUKOS over 99 billion Rubles in taxes, penalties and fines for the year 2000, the Company deems it necessary to announce the following.

The court ruling passed with numerous violations of procedural norms, as well as the decision of the Tax Ministry dated 14 April 2004, are ungrounded and selective.

The court ruling has not come into effect, and the Company will undoubtedly file a complaint against it, since the Company is absolutely confident that it has always paid all taxes in good faith and in accordance with the existing legislation of the Russian Federation.

The Company believes that today, a legal precedent, which is exceptionally dangerous for the entire Russian economy, was created whereby YUKOS was made liable for third parties' taxes.

In YUKOS' opinion, the Tax Ministry's actions and the Arbitration Court's ruling, blatantly infringing legislative norms, including the expired term of levying fines for non-existent tax violations, are aimed at destroying one of the largest and most successful companies in Russia.

These actions prove that the so-called "YUKOS case" is clearly politically motivated, which was acknowledged, in particular, by official representatives of the Parliamentary Assembly of the Council of Europe.

Recognizing its responsibility to the employees, shareholders, partners and clients, YUKOS will make every effort towards fulfillment of all its obligations.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations:
Alexander Gladyshev,
+7 095 788-00-33
investors@yukos.ru

19/5/2004 YUKOS receives notice of potential event of default related to $1.6 billion facility

Moscow, May 19, 2004 - YUKOS Oil Company announced today that it had received a notice related to YUKOS' $1.6 billion pre-export facility secured term loan that it was considered by the lender that a Potential Event of Default has occurred.

The lender under the loan has approved that Yukos and associated companies continue their export trading activities related to the loan without restriction, but it may exercise its rights with respect to certain bank accounts

over which security has been granted in its favor at its discretion in the future.

The Potential Event of Default notice relates primarily to the tax claim for RUB 99,375,538,234 filed against YUKOS dated 14 April 2004 and the order granted by the Moscow Arbitrazh Court dated 15 April 2004 prohibiting YUKOS from disposing of or encumbering its assets, not involved in the core business of the company.

YUKOS had received a similar notice earlier from the lenders under its $1 billion syndicated pre-export facility secured term loan. The $1.6 billion facility has virtually identical terms and conditions as the $1 billion facility.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7 095 788-00-33
investors@yukos.ru

17/5/2004 YUKOS' production up 9.3% in the first quarter of 2004

Please read the press-release in PDF format.

PRESS RELEASE

YUKOS' PRODUCTION UP 9.3% IN THE FIRST QUARTER OF 2004

Moscow, May 17, 2004. YUKOS Oil Company today released its preliminary consolidated operating results for the first quarter of 2004.

YUKOS' production was 21.1 million metric tons (154.3 million barrels) of crude oil and gas condensate, including 0.4 million metric tons (3.0 million barrels) of YUKOS' interest in the production of equity affiliates in the first quarter of 2004, which is 9.3% more than in the corresponding period of 2003. Refinery throughput increased by 6.4% in the first quarter of 2004 to 9.8 million metric tons (71.9 million barrels).

Gas production was 1.8 billion cubic meters (63.1 billion cubic feet), including 0.4 billion cubic meters (14.6 billion cubic feet) from YUKOS' interest in production of equity affiliates in the first quarter of 2004, which is 18.6% more than in the first quarter of 2003.

International sales of crude oil were 11.9 million metric tons (86.7 million barrels), an increase of 21.1% over the same period in 2003. Excluded from international sales of crude oil were 2.0 million metric tons (14.9 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta as well as other intercompany sales in the first quarter of 2004. International sales of petroleum products were at a level of 4.8 million metric tons (35.9 million barrels) in the first quarter of 2004, which is 25.2% higher than in the first quarter of 2003. Sales of petroleum products on the Russian domestic market in the first quarter of 2004 were 4.0 million metric tons (30.7 million barrels), which is 10.4% lower than in the same period of 2003.

In the first quarter of 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 13.5 million metric tons (99 million barrels), an increase of 20.3% over the same period in 2003. Exports of petroleum products outside the territory of the Russian Federation were 2.9 million metric tons (20 million barrels) in the first quarter of 2004, an increase of 25.7% over the same period in 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.84% in the first quarter of 2004, compared to 60.70% in the first quarter of 2003. Excluding Mazeikiu Nafta, the light product yield was 58.94% in the first quarter of 2004 and 57.74% in the first quarter of 2003.

YUKOS drilled 154.7 thousand meters of production wells in the first quarter of 2004, compared to 223.5 thousand meters in the first quarter of 2003 excluding YUKOS' interest in equity affiliates, with more drilling anticipated in the second half of 2004. Placed on stream in the first quarter of 2004 were 61 new wells compared to 71 in the first quarter of 2003 excluding YUKOS' interest in equity affiliates.

The above operational data for the first quarter 2004 does not include operational results of OAO Sibneft. YUKOS completed the acquisition of 92% of OAO Sibneft in October 2003, however, Sibneft has not provided YUKOS with the information necessary to consolidate the Sibneft operating results for the first quarter of 2004 and prior periods.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

YUKOS Oil Company Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

YUKOS preliminary operational results for the first quarter of 2004

	Three months ended March 31,		Three months ended March 31,		Percentage change 2003 to 2004*
	2004	2003	2004	2003	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, incl. equity affiliates	21.1	19.3	154.3	141.1	9.3%
YUKOS stake in crude oil production of equity affiliates	0.4	0.05	3.0	0.4	746.2%
Refinery throughput	9.8	9.2	71.9	67.6	6.4%
Crude and oil product sales	20.8	18.2	153.6	135.6	13.9%
International sales of crude oil	11.9	9.8	86.7	71.6	21.1%
International sales of oil products	4.8	3.9	35.9	29.1	25.2%
Domestic oil product sales	4.0	4.5	30.7	34.2	-10.4%
Exports of crude oil	13.5	11.3	99.0	82.3	20.3%
Exports of oil products	2.9	2.3	20.4	16.6	25.7%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

** Exports of crude oil and petroleum products means sales made by YUKOS companies domiciled in Russia to both third party companies and YUKOS companies domiciled outside Russia. International sales of crude oil and petroleum products means sales made by all companies included in YUKOS consolidated US GAAP financial statements to entities outside the territory of the Russian Federation.

29/6/2004 The Appeal Arbitration Court of Moscow rules against YUKOS in RUR 99.4 Billion Tax Case

Moscow, June 29, 2004. - The Appeal Arbitration Court of Moscow upheld today, in a virtually unchanged ruling, the earlier ruling of the same court regarding the collection from YUKOS Oil Company of RUR 99.4 billion in taxes, penalties and fines for the year 2000 and enforcement of the latter.

YUKOS confirms its commitment to adhere to all laws in its business operations, will take all necessary steps to follow the rulings of the Moscow Arbitration Court and will be fully cooperative with the Russian executive and other government agencies, subject to having exhausted all of its rights as a taxpayer under Russian law.

YUKOS is hopeful that the refusal of the Tax Ministry to consider proposals made by the Company for an amicable settlement does not indicate that forcing the Company into artificial bankruptcy is the ultimate goal of the Tax Ministry. This will definitely not be in the interest of the Russian Federation, YUKOS' 60 thousand shareholders, its 105 thousand employees or the many suppliers and customers of the YUKOS Oil Company. Further, the actions of the Tax Ministry may conflict with statements made by President Vladimir Putin, Finance Minister Mr.Kudrin and other members of the government regarding "no intention on the part of the government to bankrupt YUKOS Oil Company".

YUKOS reconfirms that it has paid in good faith all applicable taxes in compliance with Russian law. To this end, YUKOS will continue to use all available legal recourse to further appeal the court rulings and suspend their enforcement.

The management of YUKOS is acting in the interests of all of its stakeholders, with particular consideration for minority shareholders, the Company's employees and creditors, and will do its best to stave off bankruptcy and settle any final adjudicated tax claims with the Tax Ministry.

Forward-looking statements . Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

24/6/2004 YUKOS Oil Company Board of Directors realigns Management and endorses efforts to negotiate tax claims

Moscow , June 24, 2004. The Annual General Meeting of shareholders (AGM) of YUKOS Oil Company took place today in Moscow. The shareholders elected a new Board of Directors (see below). After the AGM the new Board of Directors held its first meeting and Victor Geraschenko was elected Chairman.

In addition, the Board of Directors considered the appointment of Steven Theede as Chief Executive Officer of the Company replacing Simon Kukes.

Steven Theede was duly appointed Chief Executive Officer. Yuri Beilin was appointed as Deputy Chief Executive Officer.

The Board of Directors remarked that Simon Kukes is greatly respected in the oil and gas industry and that the company had benefited significantly from his extensive experience. The Board of Directors expressed their gratitude for his efforts during his tenure as CEO and hope that, as an adviser, he will continue to contribute to the Company's growth.

Simon Kukes declared: "From my professional point of view the time that I have spent with YUKOS Oil Company

has certainly proved invaluable. I am sincerely grateful to the Board of Directors for their high appraisal of my work during the period of time I was CEO".

Steve Theede stated: "I am grateful for the trust the Board of Directors has vested in me to lead one of Russia's most successful companies. My goal is to lead YUKOS through this period of uncertainty so that it can continue the remarkable success it has demonstrated so far".

The Board of Directors expressed their support of the management team's efforts to negotiate the settlement of the tax claim asserted by the Tax Ministry against the Company, noting that a successful settlement will be in the best interest of the Company and all its stakeholders.

The Annual General Meeting approved the 2003 YUKOS Oil Company annual financial report and accounts including the profit and loss account.

Following the significant dividend which was paid by the Company for the first nine months of 2003, the Annual General Meeting decided to not pay further dividend for the remainder of 2003.

The Annual General Meeting approved the appointment of 'PriceWaterhouseCoopers Audit' as YUKOS Oil Company's auditors for the 2004 financial year in relation to Russian accounting and US GAAP standards.

The new Board of Directors of YUKOS Oil Company elected during the Annual General Meeting held on 24 June 2004

Viktor Geraschenko – Chairman of Board of Directors
Yuri Golubev - independent consultant
Francois Buclez - Director, Cube Capital Ltd .
Raj Kumar Gupta - independent consultant
Jacques Kosciusko-Morizet - Manager, Kajis Sarl
Alexei Kontorovich - Director, Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
Sarah Carey - Attorney at Law; Partner, Squire, Sanders & Dempsey LLC
Bernard Loze - President, Loze & Associes
Edgar Ortiz - Adviser to the Chairman of Halliburton Company
Yuri Pokholkov - Rector, Tomsk Polytechnic University
Michel Soublin - Treasurer, Shlumberger Limited

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

15/6/2004 Veteran Petroleum Trust shares unfrozen

Moscow, June 15, 2004. - YUKOS Oil Company today announced that the Federal Arbitration Court of Switzerland has lifted a freeze on YUKOS shares owed by The Veteran Petroleum Trust. The holding consisting of 223 million shares was valued at about $3 billion at the time of the freeze (March 25, 2004). The court ruling will enable YUKOS to continue a key social program.

The Veteran Petroleum Trust was created by the contribution of YUKOS shares by the core shareholders of YUKOS Oil Company in 2001. The Fund received about 10% of YUKOS' outstanding shares at the time and proceeds from the sales of shares from the trust will ultimately be used to finance the relocation of more than 40 thousand long-

time employees of the Company to areas with a more favorable climate.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

29/7/2004 Government Revokes Orders Concerning Yukos Asset Sales

Moscow, July 29, 2004 -- Yukos said today that its three main production units received notification from the Ministry of Justice revoking earlier orders prohibiting disposal or change of assets' status.

"The decision of the Ministry of Justice to revoke its previous orders is consistent with our understanding of the government intentions with regards to oil production and distribution, and is welcomed by Yukos," said Yukos Chief Executive Officer Steven Theede. "In a larger sense, we continue to work toward a satisfactory resolution of the tax issues and remain hopeful that one can be achieved."

Yukos' three subsidiaries, Yuganskneftegaz, Samaraneftegaz, and Tomskneft, each received letters from the Ministry of Justice dated July 28 2004 saying that earlier orders prohibiting disposal or change of assets' status had been revoked. At the same time the Ministry of Justice reflected in the letters that it had prohibited to another branch of the Ministry of Justice responsible for registration of transactions with immovable assets to register any transactions with immovable assets of the said subsidiaries of the Company.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

22/7/2004 YUKOS clarifies its financial situation

Moscow, July 22, 2004. On July 20, 2004 the Ministry of Justice of the Russian Federation announced the forthcoming evaluation and sale of Yuganskneftegas as a part of its ongoing enforcement procedures. The significance of this announcement and other actions recently undertaken by the government, which will have a material impact on the future of YUKOS Oil Company, makes it necessary that the Company clarify, for its many stakeholders, the current situation.

YUKOS believes that it fully complied with all tax laws and common business practices in effect at the time but reiterates that, as a law-abiding company, it will comply with the now effective ruling of the Arbitration Court regarding the collection of taxes, surcharges and penalties in the amount of RUR 99.4 billion due for the year 2000. The Company has further appeals processes available to it, which it is pursuing.

At current crude oil and product prices the company averages cash receipts of about $1.8 billion a month on a consolidated basis. Normal consolidated cash disbursements for the month of July are expected at approximately $1.7 billion. The same level of cash receipts and disbursements is forecasted for the month of August. Currently blocked accounts of the Company receive, on a monthly basis, approximately $900 million of the Company's total consolidated cash receipts and the amounts going into those accounts will, most probably, be collected by the authorities to repay the tax debt. That means that in July and August the Company needs about $1.7 billion each month to meet cash disbursements while not having access to about one half of its cash receipts. The Company has been able to cover its cash deficit in July and may not be able to continue this beyond, at the latest, mid-August.

YUKOS has to date made payments for part of the year 2000 tax liability to the amount of about $300 million out of current cash receipts from business operations.

The actions of the Bailiffs Service and the latest statement of the Justice Ministry have made it virtually impossible for the Company to raise debt financing and because of the freeze of its assets it is unable to raise funding through the disposal of assets. In such a situation, a liquidity deficit might occur which would require a stoppage of operations. Such a stoppage would have a significant impact on crude oil and product exports from the Russian Federation, severe shortages of refined products for domestic fuel markets, and a large reduction in the taxes and duties that are paid to the Russian Federation. YUKOS currently pays about $500 million in taxes and duties to the

Russian Federation every month.

Contrary to the statements of some Russian government officials, the Company has no cash reserves anywhere within the consolidated group with which to pay the full amount of the tax bill. The Company management is currently making every effort to raise additional funds in order to repay, as soon as possible, the tax liability and to finance current operations. However, should those efforts prove unsuccessful and Yuganskneftegas is sold, in the present circumstances, the management of the Company would be compelled to announce the bankruptcy of Russia's largest oil company.

The sale of Yuganskneftegas, as announced under the ongoing enforcement procedures, would materially decrease the Company's cash receipts. Even if the current liquidity crisis were to be overcome, the Company, as a result of the forthcoming sale of its main production asset, may still be forced to file for bankruptcy and it may not be able to fulfill the export contracts, which have been concluded with YUKOS Oil Company.

The Company is fully capable of repaying the outstanding tax obligations within a reasonable period of time, provided it retains its main production units and can dispose of other assets, not involved in YUKOS' core activities, subject to those assets being released from arrest. Certainty with respect to a resolution of all past or potential tax claims against the Company would also allow it to access significant amounts of financing.

The Company is of the opinion that the likely sale of Yuganskneftegas would constitute a grave violation of the legislation of the Russian Federation currently in effect. The Court Bailiffs Service, without presenting any reasons, rejected YUKOS Oil Company's proposal to take assets that would not materially affect Company's production operations and would fully set off the outstanding taxes for 2000. Instead, under the ongoing liquidation procedure, it is planned to dispose of YUKOS Oil Company's main production asset which, in accordance with law, is supposed to be the last to be realized. .

Moreover, the choice of Yuganskneftegas as the first object for liquidation is perplexing taking into account that the value of the reserves of that company alone, according to the appraisal by DeGolyer and MacNaughton as of 31 December 2003, is worth at least $30.4 billion, i.e., almost 9 times more than the total amount of tax claims for 2000.

The Company has no knowledge of any potential buyers who, within the very limited time allocated by law for asset sales under court enforcement procedures, could become owners of such a substantial asset at an appropriate fair market value. Meanwhile, an express sale of Yuganskneftegas, at a significantly understated price, would be perceived by investors and shareholders of the Company as an attempt at forced bankruptcy. In the latter case, YUKOS Oil Company would have to consider the actions of the buyer as contributing to such a forced bankruptcy.

YUKOS Oil Company is confident that the scenario of forced bankruptcy of one the largest and the most successful of all Russian companies does not meet the interests of any of the stakeholders and such an outcome is completely contrary to prior statements of the Russian government. Accordingly, YUKOS is continuing to try to find ways acceptable to the Government of the Russian Federation, the Court Bailiffs Service, the Russian Federal Property Funds and the appropriate ministries to prevent the bankruptcy of the Company through restructuring and the avoidance of the confiscation of the Company's producing assets.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

20/7/2004 Independent valuation of YUKOS proved plus probable oil and gas reserves is over $43 billion

Moscow, July 20, 2004 - YUKOS Oil Company today disclosed that the present worth at a 10% discount rate of its net proved and probable oil and gas reserves appraised in accordance with Society of Petroleum Engineers (SPE) methodology performed by DeGolyer and MacNaughton, independent petroleum engineers, as of December 31,

2003, and in accordance with assumptions consistent with other YUKOS public disclosures totaled in excess of $43 billion. The appraisal does not include the value of reserves classified as possible, the value of exploration prospects or the value of Sibneft Oil Company reserves. SPE methodology is different from the SEC defined reporting on reserves used in YUKOS' US GAAP financial reporting. The value associated with the principal oil and gas producing operations of YUKOS (excluding Sibneft) is summarized below.

	(In $ Billions)
Yuganskneftegaz	30.4
Tomskneft	5.4
Samaraneftegaz	4.6
YUKOS Oil Company (parent company) plus all other subsidiaries as a group	2.7

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

14/7/2004 YUKOS to make the first payment under the Court tax ruling

Moscow, July 14, 2004 - YUKOS Oil Company announced today that this week it will pay a portion of the cash amount under the ruling of the Court of Arbitration of Moscow that has entered into force. That ruling requires YUKOS to pay RUR 99.4 billion (appr. US $ 3,4 billion) in taxes, surcharges and penalties for the 2000 tax year. While YUKOS has further appeal processes available to it and has filed papers to initiate the cassation process, Russian law states that when the first appeal is lost, the tax claim is enforceable.

The Company has stated in the past that it does not have adequate cash to pay the full judgement, but will pay what it can now.

It is planned that the total payments in July, provided the issue of VAT repayments on export sales is resolved, will be approximately $1.25 - $1.30 billion. The company would be willing to make additional payments over a reasonable period of time by increasing debt or disposing of some assets, assuming that its assets are released from arrest. Currently, uncertainty over back tax claims - an issue YUKOS has attempted to resolve with a global settlement offer to the Russian Government - and the fact that some banking accounts are frozen restricts the Company's ability to access financing.

YUKOS will continue to use all possible measures to arrive at a settlement that is acceptable to the Government.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55

pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

6/7/2004 YUKOS clarifies situation regarding its export in July 2004

Moscow, 5 July 2004: Further to a Reuters report published today relating to "possible reduction in YUKOS export of crude oil and oil products by railway and river transport already in July 2004", the Company considers it necessary to declare that this given statement does not represent the actual situation.

Furthermore, the Reuters report that YUKOS' export of crude oil on the Transneft system is only prepaid until 10 July 2004 and by August YUKOS can have serious problems with pipeline distribution for export, is also incorrect.

The Company confirms that all Transneft transport tariffs have been pre-paid by YUKOS until the end of July 2004 in accordance with an approved delivery schedule.

In addition, YUKOS Oil Company confirms that, subject to available reserves, it continues to meet all its obligations to customers.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

5/7/2004 YUKOS receives notice of event of default from syndicated lenders

Moscow July 5, 2004 - YUKOS Oil Company (**"YUKOS"**) announced today that it received a notice dated 2 July 2004 from the facility agent under the YUKOS $1 billion pre-export facility secured term loan, that the lenders participating in that facility consider that an Event of Default has occurred as a result of recent well publicised events and their actual or potential impact on YUKOS' business and assets.

YUKOS' CFO Bruce Misamore stated: "Actions of representatives of the Russian government have led Russia's best and most creditworthy company to the brink of an unintended and artificial situation of insolvency and possible bankruptcy, creating an unthinkable default situation with its bank lenders, all at a time when the Company is experiencing the best results in its history".

The notice followed the decision of the Appeal Arbitration Court of Moscow which upheld the earlier ruling of the same court regarding the collection from Yukos of RUR 99,4 billion, the taking of steps to enforce this decision, the granting by the Moscow Arbitration Court of an order prohibiting YUKOS from disposing or encumbering its assets and the announcement of an Act of Tax Audit by the Tax Ministry in the amount of RUR 98 billion pertaining to the year 2001.

The notice stated that as a result of the default notice the loans are due and payable on demand by the facility agent.

YUKOS is currently assessing its legal options, but it intends, despite receipt of this notice, to continue its discussions with the lenders and take such actions as it deems appropriate and are within its power to ensure that all its obligations under the financing agreements are met.

Societe Generale S.A. is Co-ordinating Bank, Facility Agent and a Mandated Lead Arranger for the facility. Mandated Lead Arrangers for the facility are Citibank N.A., Commerzbank AG, Credit Lyonnais S.A., Deutsche Bank AG, HSBC Bank Plc, ING Bank N.V., KBC Bank N.V., BNP Paribas, and UFJ Bank Nederland N.V. Passport banks are JSC Bank Societe General Vostok (Moscow), Commerzbank (Eurasia) SAO (Moscow) and Credit Lyonnais Rusbank Societe Anonyme (Moscow).

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

1/7/2004 Bailiffs present execution act and arrest bank accounts of YUKOS Oil Company

Moscow, July 1, 2004 - The Court Bailiffs Service for the Central Administrative District of Moscow today presented an Execution Act and began execution proceedings for YUKOS Oil Company's liability to pay RUR 99.4 billion in taxes, surcharges and penalties for the year 2000 pursuant to the ruling of the Court of Arbitration of Moscow of May 26 and June 29, 2004. Notices were also sent to Yukos' banks to arrest the company's bank accounts.

In accordance with law the objective of execution proceedings is not only full recompense of the creditor's claims but also preservation of the stable business operations of the company whose assets and funds are claimed for collection.

The actions of the Court Bailiffs Service to arrest the bank accounts create an indisputable threat of halting current operations of YUKOS Oil Company that are of strategic importance for Russia's fuel and energy industry, a threat to the company's ability to pay current taxes and meet its obligations to creditors.

In accordance with the Federal Law of the Russian Federation "On enforcement proceedings" securities owned by the debtor can be taken in recompense. YUKOS Oil Company currently owns an undisputed stake in OAO Sibneft that are highly liquid equities, the value of which exceeds the total of taxes, surcharges and penalties levied on YUKOS Oil Company by the ruling of the Court of Arbitration.

The Company's stake in OAO Sibneft was today offered for collection by Court Bailiffs Service. YUKOS Oil Company believes that the refusal to take Sibneft shares and arrest of its bank accounts will have a negative effect on the operations of the Company, and its ability to continue as a going concern.

Forward-looking statements . Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact

Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

23/8/2004 YUKOS announces reductions in 2004 capital expenditures and deferral of certain monthly tax payments

Moscow, 23 August 2004: YUKOS Oil Company announced that, as a result of certain accounts being inaccessible which denies the Company access to half of its monthly revenues, stringent cash conservation measures have been taken in order to allow it to extend the time it can continue normal operations. The Company will immediately reduce its annual capital expenditures for 2004 and its operating expenditures, including a postponement in social programs and charitable expenditure, by approximately a total of $700 million. It also will defer payment of certain current taxes. The Management stated that as a result of the capital expenditures reduction the annual production target for YUKOS Oil Company will be reduced from 90 million tons to 86 million tons for 2004. The revised target is still approximately 6% above 2003 production results.

YUKOS chief executive, Steven Theede, commented that: "As we announced in July of this year, mid-August would be a crucial time for the company. Despite numerous requests to allow legal access to our bank accounts in order for YUKOS to continue normal operations, collection orders remain in place and no cash is available to the company from those accounts. This means that half of our monthly revenue is not available to us to meet our day-to-day operating costs. The management has considered all options open to it and concluded that there is no other choice than to effect, immediately, a reduction in our capital and operating expenditures and deferral of certain current tax payments".

YUKOS continues to appeal the year 2000 tax assessment through all available legal processes. Meanwhile the Russian government has not allowed legal access to the Company's bank accounts and has continued to collect monies, amounting to approximately half of the Company's monthly revenues, and utilize those collections to pay against the disputed tax charge. To date the Company has voluntarily paid over $700 million of the year 2000 tax charge. Approximately another $800 million has been taken from the Company through the collection process. The Company continues to dispute the amount and basis for the tax charges, penalties and interest. It believes that all taxes in 2000 were handled in a legally proper manner under laws in effect at the time.

The company anticipates that as a result of its voluntary payments, and the government collection process, the entire amount of the court sanctioned additional 2000 tax bill ($1.7 billion) will have been paid by the end of August 2004. An alleged additional $1.7 billion for penalty interest and fines will remain to be paid.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Inestor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

11/8/2004 YUKOS receives default notice on $1.6 billion trade finance facility

Moscow August 11 , 2004 - YUKOS Oil Company ("YUKOS") announced today that it had received a notice dated 6 August 2004 from the facility agent under the YUKOS $1.6 billion pre-export facility secured term loan stating that the lender under that facility considers that an event of default has occurred as a result of recent well publicised events and their actual or potential impact on YUKOS' business and assets.

On 5 July 2004 YUKOS announced that it received a notice from the facility agent under YUKOS's $1.0 billion pre-export facility stating that the lenders considered one or more events of default to have occurred under that facility.

The notice under the $1.6 billion facility stated that following the event of default the loan was payable on the demand of the facility agent.

YUKOS has also been notified by the lenders under both of its pre-export facility term loans that the lenders have used and will use the provisions of the loan documentation in order to be fully or partially repaid from the proceeds

of export sales of crude oil securing the facilities.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

20/9/2004 YUKOS Oil Company Statement Regarding Exports to China

Moscow, September 20, 2004: YUKOS Oil Company wishes to clarify news reports of changes in its oil exports to China.

YUKOS oil production remains constant.

As of 28 September 2004, Yukos will temporarily suspend a portion of its direct exports to China representing about 1 million tons until the end of 2004. This suspension is due to Yukos's inability to continue pre-financing of exports to China National Petroleum Corporation. YUKOS notified its Chinese partners last week of the export changes.

Yukos will not reduce current production levels, but will redirect these Chinese export volumes into other crude oil marketing channels. Yukos hopes to resume exports to China National Petroleum Corporation as soon as possible.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

17/9/2004 YUKOS announces results of multi-year resources study at Yuganskneftegas

Please read the press-release in PDF format.

9/9/2004 Clarification:YUKOS is not negotiating to sell Mazeikiu Nafta

MOSCOW. Sept 8 (Interfax) - Russian oil company Yukos is not involved in negotiations to sell its strategic assets, Press Secretary Alexander Shadrin said in response to media reports that Yukos may sell its stake in Lithuania's Mazeikiu Nafta.

In June this year acting Yukos RM President Pyotr Zolotarev said at a meeting with Lithuanian Prime Minister Algirdas Brazauskas that Yukos is not considering selling shares in Mazeikiu Nafta. On the contrary, he said that the company plans to develop its activity in Lithuania.

Mazeikiu Nafta includes the terminal Butinges Nafta, Mazeikiai Oil Refinery - the only refinery in the Baltic states, and the Naftotiekis pipeline.
Yukos owns 53.7% of Mazeikiu Nafta shares and the Lithuanian government -40.66%.

7/9/2004 YUKOS' crude oil production up 8.7% in the first half of 2004

Moscow, September 7, 2004- YUKOS Oil Company today released its preliminary consolidated operating results for the second quarter and first six months of 2004.

Second Quarter 2004 vs. Second Quarter 2003

YUKOS' production was 21.3 million metric tons (156 million barrels) of crude oil and gas condensate, including 0.4 million metric tons (3.2 million barrels) of YUKOS' interest in production of equity affiliates in the second quarter of 2004, which is 8.0% more than in the corresponding period of 2003. Refinery throughput increased by 7.7% in the second quarter of 2004 to 9.6 million metric tons (70 million barrels).

Gas production increased by 28.9% from 1.15 billion cubic meters (40.7 billion cubic feet) in the second quarter of 2003 to 1.49 billion cubic meters (52.5 billion cubic feet) in the second quarter of 2004, including 0.45 billion cubic meters (15.9 billion cubic feet) of YUKOS' interest in production of equity affiliates.

In the second quarter of 2004 international sales of crude oil were 11.8 million metric tons (86 million barrels), an increase of 3.1% over the corresponding period of 2003. Excluded from the international sales of crude oil were 1.5 million metric tons (11 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta as well as other intercompany sales in the second quarter of 2004. International sales of petroleum products were at a level of 4.6 million metric tons (35 million barrels) in the second quarter of 2004, which is 9.7% higher than in the second quarter of 2003. Sales of petroleum products on the Russian domestic market in the second quarter of 2004 were 4.1 million metric tons (32 million barrels), which is 6.1% lower than in the corresponding period of 2003.

In the second quarter of 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 13.3 million metric tons (97 million barrels), an increase of 7.5% over the second quarter of 2003. Exports of petroleum products outside the territory of the Russian Federation were 3.0 million metric tons (21 million barrels) in the second quarter of 2004, a decrease of 2.8% over the corresponding period of 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 59.73% in the second quarter of 2004, compared to 59.89% in the second quarter of 2003. Excluding Mazeikiu Nafta, the light product yield was 58.65% in the second quarter of 2004, compared to 58.10% in the second quarter of 2003.

YUKOS drilled 227.5 thousand meters of production wells in the second quarter of 2004, 27.5% less than in the second quarter of 2003 excluding YUKOS' interest in equity affiliates. Placed on stream in the second quarter of 2004 were 76 new wells compared to 95 in the second quarter of 2003 excluding YUKOS' interest in equity affiliates.

First Six Months 2004 vs. First Six Months 2003

YUKOS' production was 42.4 million metric tons (310 million barrels) of crude oil and gas condensate, including 0.8 million metric tons (6.1 million barrels) of YUKOS' interest in production of equity affiliates in the first six month of 2004, which is 8.7% more than in the corresponding period of 2003. Refinery throughput increased by 7.2% in the first six months of 2004 to 19.4 million metric tons (142 million barrels).

Gas production increased by 23.1% from 2.66 billion cubic meters (93.9 billion cubic feet) in the first six months of 2003 to 3.27 billion cubic meters (115.6 billion cubic feet) in the corresponding period of 2004, including 0.86 billion cubic meters (30.5 billion cubic feet) of YUKOS' interest in production of equity affiliates.

In the first six months of 2004 international sales of crude oil were 23.6 million metric tons (173 million barrels), an increase of 11.4% over the first six months of 2003. Excluded from the international sales of crude oil were 3.5 million metric tons (26 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta as well as other intercompany sales in the first half of 2004. International sales of petroleum products were at a level of 9.4 million metric tons (71 million barrels) in the first six months of 2004, which is 17.2% higher than in the corresponding period of 2003. Sales of petroleum products on the Russian domestic market in the first six months of 2004 were 7.9 million metric tons (61 million barrels), which is 10.7% lower than in the first six

months of 2003.

In the first six months of 2004 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 26.8 million metric tons (196 million barrels), an increase of 13.3% over the first six months of 2003. Exports of petroleum products outside the territory of the Russian Federation were 5.8 million metric tons (42 million barrels) in the first six months of 2004, an increase of 9.4% over the corresponding period of 2003.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.77% in the first six months of 2004, compared to 60.30% in the corresponding period of 2003. Excluding Mazeikiu Nafta, the light product yield was 58.76% in the first six months of 2004, compared to 57.92% in the first six months of 2003.

YUKOS drilled 397.2 thousand meters of production wells in the first six months of 2004, 26.1% less than in the corresponding period of 2003 excluding YUKOS' interest in equity affiliates. Placed on stream in 1 half 2004 were 141 new wells compared to 168 in the first half of 2003 excluding YUKOS' interest in equity affiliates.

All the information provided in the press release does not include Sibneft data.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Investor Relations
Alexander Gladyshev
+7 095 788 00 33
investors@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

International Information Department
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Table 1: YUKOS preliminary operational results for the second quarter of 2004

	Three months ended June 30		Three months ended June 30		Percentage change 2Q04 to 2Q03*
	2004	2003	2004	2003	
	mln. MT	mln. MT	mln. bbl.*	mln. bbl.*	
Crude oil production, incl. equity affiliates	21.3	19.7	155.7	144.2	8.0%
YUKOS share in crude oil production of equity affiliates	0.4	0.2	3.2	1.4	134.3%
Refinery	9.6	8.9	70.0	65.0	7.7%

throughput					
Crude and oil product sales	20.5	20.1	153.6	149.0	2.0%
International sales of crude oil	11.8	11.4	86.0	83.4	3.1%
International sales of oil products	4.6	4.2	35.0	30.3	9.7%
Domestic oil product sales	4.1	4.4	32.1	34.3	-6.1%
Export of crude oil	13.3	12.3	96.9	90.2	7.5%
Export of oil products	3.0	3.1	21.2	21.4	-2.8%

Table 2: YUKOS preliminary operational results for the first six months of 2004

	Six months ended June 30		Six months ended June 30		Percentage change 1H04 to 1H03*
	2004	2003	2004	2003	
	mln. MT	mln. MT	mln. bbl.*	mln. bbl.*	
Crude oil production, incl. equity affiliates	42.4	39.0	310.0	285.3	8.7%
YUKOS share in crude oil production of equity affiliates	0.8	0.2	6.1	1.7	258.8%
Refinery throughput	19.4	18.1	142.1	132.6	7.2%
Crude and oil product sales	41.2	38.4	306.4	281.6	7.3%
International sales of crude oil	23.6	21.2	172.7	155.1	11.4%
International sales of oil products	9.4	8.0	71.1	58.4	17.2%
Domestic oil product sales	7.9	8.9	61.1	66.5	-10.7%
Export of crude oil	26.8	23.6	195.9	172.9	13.3%
Export of oil products	5.8	5.3	42.1	39.0	9.4%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies, which are not included in YUKOS consolidated US GAAP financial statements.

2/9/2004 Statement of YUKOS Oil Company

Moscow , September 2, 2004. - On August 31, the Basmanny Court of the City of Moscow satisfied the application of the General Prosecutor's Office of Russia to impose a cumulative arrest in the amount of RUR 76 billion on funds currently located in and accruing to the accounts of the main production subsidiaries of YUKOS Oil Company.

The arrest has resulted in the compete blockage of the accounts of Company's subsidiaries and has deprived them of the opportunity to make any payments, including the payment of wages, taxes, and current operating expenses.

As a result of the unprecedented nature of the ruling, YUKOS Oil Company considers itself obliged to make the following statement:

1. The motion was filed in the context of a new criminal case, initiated by an investigator of the General Prosecutor's Office, Y.Tiutiunnik, and is based on the astounding assumption that the funds in the accounts of YUKOS Oil Company's enterprises, belong to a private individual - Irina Golub, General Manager of YUKOS-FBC LLC. As it is legally impossible to file criminal charges against a legal entity, the General Prosecutor's Office has brought an accusation of tax evasion in the entire amount of RUR 76 billion against one person - the manager of the company providing accounting services to subsidiaries of YUKOS Oil Company. Moreover, the investigators believe that the accountant not only evaded taxes but also misappropriated the entire RUR 76 billion. The investigating authorities do not, however, accuse I.Golub of embezzlement but claim that she deposited and kept the money "obtained by crime" on the subsidiaries' accounts.
2. The arrest of accounts paralyzes YUKOS' operations because it makes it impossible for its subsidiaries not only to pay suppliers, vendors and contractors, but also to pay wages to its employees. In the immediate future that decision might serve as the direct cause of increased social tension in the regions of Company's operations. In such case, the responsibility for the possible consequences and halt in production will fully rest on the investigator who applied for the arrest.
3. The arrest of accounts of YUKOS Oil Company's subsidiaries also denies them the ability to pay taxes and other mandatory payments to the budget which seriously impacts the financial condition of the regions of Company's main operations: Samara, Tomsk and Irkutsk Oblasts, Khanty-Mansiisk and Evenkia Autonomous Areas. Also, the uninterrupted supply of fuel and petroleum products to over 40 regions of the Russian Federation will be jeopardized.
4. It is absolutely obvious that individual representatives of the General Prosecutor's Office, seeing that the Company is doing its utmost to repay as soon as possible the entire court-sanctioned tax liability for 2000, are taking measures to obstruct such payment. During the course of July, the Company paid USD 700 million towards its tax liability. By September 1, the amount paid exceeded USD 2 billion, and by mid-September that amount was to have increased to USD 2.5 billion so as to ensure that the Company fully meets by the end of September the budgetary payment obligations imposed by court. YUKOS Oil Company's achievement in complying with the court ruling and the demands of the court bailiffs served to forestall the scenario of a fire sale of the Company's most valuable assets, for example, in the first instance, 'Yuganskneftegas'. The action of the General Prosecutor's Office investigator has actually doubled YUKOS Oil Company's tax liability and blocked the funds of Company's subsidiaries.
5. Being cognizant of its responsibility to the state, employees, shareholders, the regions of Company's main operations, and to all its shareholders, YUKOS' management is resolved to spare no effort to prevent the destruction of the Company and to ensure the speediest repayment of its tax liability for 2000. Meanwhile, all legal means available will be taken both in Russian and international courts in order to protect the Company and thousands of its employees from arbitrary acts of certain officials.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

YUKOS announces results of multi-year resources study at Yuganskneftegas

Moscow, September 17, 2004 -YUKOS Oil Company announced today the results of multi-year studies of the Achimov producing horizon (located at depths different from those of previously identified producing horizons in properties of Yuganskneftegas) and the Priobskoye Field. The studies have identified recoverable resources well in excess of the Society of Petroleum Engineers (SPE) proven, probable and possible (3P) reserves that YUKOS has previously disclosed for its Yuganskneftegas subsidiary. The recoverable resources resulting from the studies are estimated to be 74.3 billion barrels (10.1 billion metric tons) greater than the 19.4 billion barrels (2.7 billion metric tons) of 3P reserves identified as of December 31, 2003, for a total new recoverable resources base of 93.7 billion barrels (12.8 billion metric tons) in Yuganksneftegas.

While the amount of incremental resources which may be reflected in YUKOS' reserves calculations for yearend 2004 have not yet been subject to an independent reserves audit by YUKOS' outside reserves auditor, DeGolyer & MacNaughton (D&M), D&M has informed YUKOS that it believes that there are significant potential recoverable resources in Yuganskneftegas beyond those identified in the reserves estimates prepared by D&M as of December 31, 2003.

Based upon initial estimates from the results of the studies, YUKOS believes that a portion of the incremental recoverable resources which have been identified are expected to be reflected in the year-end 2004 SPE proven, probable and possible reserves calculations for Yuganskneftegas. No determination has been made regarding reserves which may be reported in accordance with US Securities and Exchange Commission (SEC) requirements. The incremental recoverable resources estimate described herein includes only liquid hydrocarbons and does not currently reflect any calculations of recoverable resources for associated gas.

Recoverable resources should not be equated to recoverable reserves. The U.S. Energy Information Administration (EIA) describes "recoverable resources" as "a broader category, encompassing estimates of both proved, and undiscovered volumes that would be economically extractable under specified price-cost relationships and technological conditions. By definition, there is a lower level of certainty attached to resource estimates than to proved reserve estimates." The price-cost relationships and technological conditions assumed by YUKOS in determining the amount of recoverable resources do not differ significantly from prevailing market forecasts and conditions. **Recoverable resources is different from the SEC defined reporting for reserves used in YUKOS' US GAAP financial reporting, and from the SPE definitions of proven, probable and possible reserve categories. The actual amount of reserves which are ultimately economically recoverable may differ significantly from the estimate of recoverable resources.**

Summary Table of Revised Recoverable Resources

	Current SPE Total Reserves 12/31/2003*		New Estimate of Recoverable Resources 8/31/2004		Current Production Rate	
	billion barrels	billion metric tons	billion barrels	billion metric tons	barrels per day	tons per day
Priobskoye	7.8	1.1	27.6	3.8	416,000	57,000
Yuganskneftegas Achimov	2.7	0.4	57.2	7.8	90,000	12,000
Remainder of Yuganskneftegas	8.9	1.2	8.9	1.2	553,000	76,000
Total	**19.4**	**2.7**	**93.7**	**12.8**	**1,059,000**	**145,000**

* DeGolyer and MacNaughton calculation of Proven, Probable and Possible reserves calculated under SPE definitions, as of December 31, 2003

The new recoverable resources estimate is based upon several years of studies. While YUKOS personnel participated in all aspects of the studies, D&M provided consulting services with respect to the Achimov studies and PetroTel provided consulting services with respect to the Priobskoye studies. These included 3D seismic, advanced well logs and their interpretation, well test analysis and state of the art modeling. D&M is an independent petroleum consulting firm based in Dallas, Texas. PetroTel is an independent petroleum consulting group based in Plano, Texas.

A new resources characterization model completed by PetroTel on its state-of-the-art modeling system GeoPC, with full active participation of YUKOS geologists, petrophysicists and engineers, lead to the revision for Priobskoye. The new Priobskoye model is one of the largest geostatistical models ever completed in the world oil industry with over 34 million grid blocks and 80 vertical layers. The model uses data from 958 active wells; and 143 exploration wells, which were upscaled into YUKOS' dynamic reservoir model with the help of PetroTel's engineers.

YUKOS is currently operating about 500 wells at a number of oilfields in its Yuganskneftegas subsidiary producing approximately 90,000 barrels of oil per day from certain limited areas of the Achimov zone. However, the producibility of the Achimov horizon as a whole has been questionable until now. After developing proprietary fracturing technology for more than 18 months, with the goal of making the Achimov zone produce at commercial rates, YUKOS designed and executed Russia's largest ever fracture job using the highest permeability proppant commercially available anywhere in the world. Comprehensive evaluation of well performance was one of the principal aspects of the analysis which was undertaken to complete the study of the Achimov resources in Yuganskneftegas..

The information with respect to the new recoverable resources estimate has been provided to Dresdner Kleinwort Wasserstein for its review in association with its valuation of Yuganskneftegas under contract with the Russian Federation Ministry of Justice and additionally to other entities which are performing valuations for YUKOS. Revised development plans for Yuganskneftegas properties, as a result of the new resources estimate, have not been presented to the government of the Russian Federation.

<u>Forward-looking statements.</u> Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

<u>Equivalent measurement.</u> Crude oil resources and production information in metric tons has been derived from respective information in barrels using a conversion coefficient of 1 metric ton = 7.3 barrels.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

15/10/2004 Statement by YUKOS CEO Steven Theede on DrKW valuation of Yuganskneftegas

Moscow, October 15, 2004 - YUKOS Oil Company Chief Executive Officer Steven Theede today released the following statement regarding the valuation of YUKO' Yuganskneftegas subsidiary recently completed by an international investment bank at the request of the Russian Ministry of Justice.

"YUKOS has received the valuation report with respect to Yuganskneftegas prepared by Dresdner Kleinwort Wasserstein (DrKW) and while we have not completed our evaluation of it, our preliminary opinion is that is has been very professionally carried out.

However, the analysis provides a number of valuation scenarios which are in the $20 billion range. It is especially troubling that the government has gone public with a $10 billion value which seems to distort the conclusions of the report.

YUKOS would like to reiterate that the Russian Federal Law On Executory Process explicitly states that non-core assets are to be sold first, before core assets, as a way to settle tax claims. Clearly Yuganskneftegas is *the* core asset of YUKOS and there are numerous other alternatives available to raise cash to cover the liabilities assessed by the courts. All of these alternatives have been presented to the government, and would allow YUKOS to maintain its position as one of the world's largest and most efficient integrated oil companies, delivering value to all its stakeholders while still satisfying its tax liabilities. Management will continue to work to facilitate a solution that will be acceptable to stakeholders."

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

8/10/2004 YUKOS returns 57.5% of Sibneft shares to former owners

Moscow, October 8, 2004. - Pursuant to the now effective ruling of the Moscow Arbitration Court of March 1, 2004 regarding cancellation of the additional shares of YUKOS Oil Company that were used for the purpose of the acquisition of Sibneft Oil Company, YUKOS, in full compliance with the court order, has instructed the registrar to return a 57.5% share holding in Sibneft to its former owners.

YUKOS will continue to pursue all appeals available to it with respect to the Moscow Arbitration court ruling.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

26/11/2004 Statement from the Management Board of YUKOS Oil Company

London-Moscow, November 25, 2004 - The Management Board of YUKOS Oil Company met on 23 November 2004 to discuss a draft anti-crisis plan to maintain operations of the company for the period 2005 - 2009. However, as a result of the announced sale of Yuganskneftegas at below market price, the unfounded tax claim for 2003 of just under $6 billion and targeted pressure from the Russian General Prosecutor's Office on the management of the Company, the Management Board agreed that there would be no prospect of the management executing such a plan. During the meeting the Management Board agreed to develop and approve, in the very near future, a short-term emergency plan to cover a three to four month period. This plan would specifically address the prevention of technical accidents and social tensions in the subsidiaries of the Company, which may occur following the sale of Yuganskneftegas and expropriation of other assets.

The unprecedented daily pressure on YUKOS managers from the General Prosecutor's Office now forces the Management Board to question if this emergency plan can be fulfilled. The actions taken against YUKOS and members of the YUKOS management team over the last few days by the General Prosecutor's Office in Russia are more deliberate than the cycle of raids and demands placed on the company in the recent past.

It is our belief that this extraordinary pressure from the General Prosecutor's Office has specific aims: the removal of the management, the derailing of any settlement process with the Russian authorities and the total destruction of YUKOS Oil Company. Managing YUKOS today under the restrictions placed on it by the Russian authorities takes significant effort in itself and it is remarkable that the management team have been able to steer the company over the last year and continue to perform in an outstanding manner. The management has done everything in its power to prevent political attacks from damaging the operations of the Company.

The Management Board will continue, despite the escalation in difficulties affecting it, to fulfil its responsibilities to all stakeholders and will, for as long as it can, run the company within the framework of good corporate governance. Management will be wherever it needs to be to ensure this. That said, the Management Board wishes it to be known that it places the responsibility for the damage to YUKOS Oil Company and for any further risks that the Company may face, firmly in the hands of the Russian General Prosecutor's Office.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

26/11/2004 YUKOS' shareholders will consider liquidation or bankruptcy of the Company

Moscow, November 26, 2004. - Yesterday the Board of Directors of YUKOS Oil Company endorsed the distribution documents for the extraordinary general shareholders meeting due on December 20, 2004.

The Board of Directors accepted the recommendation of YUKOS' Management Board to exclude from the agenda of the shareholders meeting the item on the approval of the anti-crisis program. The Management Board came out with the above recommendation as the existing program cannot be implemented in view of the announced auction sale of Yuganskneftegas shares at a bargain price, presentation of the tax bill in excess of RUR170 billion for the year 2003 and lack of formal response from the government to the numerous settlement proposals made by the Company.

So, the extraordinary general meeting of YUKOS' shareholders due on December 20, 2004 will consider 'Liquidation of OAO NK YUKOS' or 'Bankruptcy of OAO NK YUKOS'

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you

that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

19/11/2004 YUKOS Oil Company President and CEO Steven Theede today released the following statement regarding the announced sale of Yuganskneftegas by the Russian Government:

This is a sad day for Russia and its people.

Today's announcement is both stunning and expected. Stunning because it is such a bold demonstration of the contempt the government has for the rule of law. Expected because given the way this case has developed the outcome was determined long ago.

YUKOS has consistently maintained that there are fundamental flaws with the government's proposed actions. Among them:

> The sale is clearly illegal under Russian law, which states that non-core assets are to be disposed of first in tax settlement cases. Yuganskneftegas is the heart of Yukos, and its sale will lead to the destruction of the most efficient Russian oil company, and the one that has attracted the most western investment. The President, the Russian administration, and the Russian government, by ignoring the illegalities being perpetrated are in effect condoning the illegalities.
>
> This expropriation makes a mockery of the protection of private property so eloquently championed by the President earlier in the week. The sale is made possible by the government's creation of a completely artificial cash crisis brought on by the freeze of assets and bank accounts, and through preposterous and absurd tax claims in excess of the company's revenues.
>
> The starting bid price bears no resemblance to the true value of Yuganskneftegas, one of the world's premier oil production companies, and amounts to theft of YUKOS assets. YUKOS has fueled the rebirth of the Russian oil industry since 1999, largely through its development of Yuganskneftgas. The sale of Yuganskneftegas at a low price increases the probability that the Russian government will then proceed to steal more of YUKOS assets through artificial sales to meet artificial tax bills.

Since 1991, Russia has been on a slow but steady path towards building the foundations of a modern market economy. Today's decision marks a setback that the world community, and international investors, must condemn.

What we are witnessing is, simply put, a government organized theft to settle a political score.

4/11/2004 Statement by YUKOS Chairman Viktor Gerashchenko

Moscow, 4 November 2004. - In view of the announcements published today by a number of mass media about the resignation of YUKOS' Board Members, and about the Company's bankruptcy allegedly "approved" by the Board of Directors, I deem it necessary to make a statement that these announcements do not correspond to the reality.

The Board of Directors did not make any decision on the Company's bankruptcy, but recommended that the Extraordinary General Meeting of shareholders, on 20 December 2004, consider the approval of the anti-crisis plan, which is to be approved by the shareholders and respective governmental agencies. In the event the anti-crisis plan is not approved, the Meeting will make a decision on the Company's liquidation or bankruptcy.

The Board Members continue to execute their responsibilities until YUKOS' Extraordinary General Meeting of shareholders scheduled for 13 January 2005. Included in the Meeting's agenda is the issue of early discontinuation

of the powers of current Board of Directors members and election of a new Board.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

3/11/2004 YUKOS Board of Directors convenes two EGMs

Moscow, November 3 2004 - The Board of Directors of YUKOS Oil Company has decided to convene an Extraordinary General Meeting of shareholders on December 20, 2004 with the agenda including the following issues:

1. Approval of company's anti-crisis plan.

2. Liquidation of the company.

3. Bankruptcy of the company.

Also the Board has decided to convene an Extraordinary General Meeting of shareholders on January 13, 2004 the agenda of which includes the issue of early discontinuation of the powers of current Board of Directors members and election of a new Board.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

29/12/2004 Yukos Serves Notice: Assets Protected Under US Law

Will Pursue Damages In Excess of $20 Billion

Houston, USA, December 28, 2004 - In advertisements to be placed this week, Yukos Oil Company will serve notice that the December 19 auction of Yukos' stock in Yuganskneftegas was a violation of United States bankruptcy law. If the sale of the stock is completed, it will damage Yukos in excess of US $20 billion. As is its right, Yukos will pursue all available legal avenues to recover damages from any person or entity that is involved in the illegal sale of these assets or any other assets covered in the company's bankruptcy filing.

The advertisements will be placed in Thursday's global editions of the *Financial Times, Wall Street Journal, New York Times*, and *International Herald Tribune*. The ads will also appear in Russia's dailies *Izvestiya* and the *Moscow Times*. (A full copy of the advertisement is attached and may also be viewed at www.yukosbankruptcy.com) Yukos' legal counsel committed to placing the advertisements during the bankruptcy court hearing last Wednesday in Houston.

United States law gives the U.S. Bankruptcy Court for the Southern District of Texas in Houston, exclusive jurisdiction over the property of Yukos' Chapter 11 estate "wherever located." Under the law, an automatic stay went into immediate effect when the company filed for bankruptcy on December 14, 2004. The automatic stay protects the company's assets through the bankruptcy process. It prevents creditors from collecting claims (including tax claims) that arose prior to the bankruptcy filing or from taking "possession" or "control" of Yukos property covered under the filing.

The automatic stay and the Court's December 16 Temporary Restraining Order (TRO) barring the auction was violated when Gazpromneft and Baikal Finance Group participated in the auction on December 19. Even though the TRO expired last Sunday, the automatic stay remains in force indefinitely through the bankruptcy process and until lifted or amended by the Court. Though Baikal Finance Group,. a previously unkonwn company, emerged as the winning bidder in the auction, days later its shares were transferred to or purchased by Rosneft, a government-owned oil company, itself set to be acquired by Gazprom.

In the notice, Yukos indicates that it will pursue all available legal avenues to recover damages against any person or entity who (1) participates, facilitates or finances the sale or purchase of the Stock, (2) interferes with Yukos employment relationships with its employees, (3) interferes with property of Yukos Chapter 11 bankruptcy estates and (4) attempts to collect form Yukos any claims that arose prior to Yukos' bankruptcy filing.

The Court has scheduled the next hearing on the Yukos bankruptcy for Thursday, January 6, 2005 in Houston, Texas. For more information on the case, please visit www.yukosbankruptcy.com.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Contact Information:

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London
Claire Davidson
+44 7767 351 433
cdavidson@policypartnership.com

United States
Mike Lake/Richard Mintz
(214) 714-2004, (202) 530-4555
mike_lake@dal.bm.com
richard_mintz@was.bm.com

21/12/2004 YUKOS issues notice of automatic stay

Will Seek Damages Against Parties Participating In The Sale

Houston, December 20, 2004 - YUKOS Oil Company today issued a notice to all persons and entities who

participated in the auction on Sunday, December 19, 2004 of the Stock of Yuganskneftegas to Baikal Finance Group, or who may participate in the consummation of the sale or purchase of that Stock, or the financing of that transaction, or in other actions that interfere with the property of YUKOS' Chapter 11 bankruptcy estate, that the Stock is property of YUKOS' Chapter 11 estate and the Auction was a violaton of the automatic stay which became immediately effective when YUKOS filed bankruptcy.

If the sale of the Stock is completed, it will damage YUKOS in excess of $20 billion and the Company will pursue damages against all third parties who participate in the sale, the financing of the sale, and any transaction relating to the value of the Stock.

A copy of the notice that YUKOS filed with the Bankruptcy Court is available on www.yukosbankruptcy.com.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International information department
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

United States
Mike Lake
(214) 714-2004
mike_lake@dal.bm.com

London
Claire Davidson
+44.7767.351.433
cdavidson@policypartnership.com

20/12/2004 YUKOS Welcomes European Court Decision

Second Independent Review of Tax Claims Outside Russia

(London, 20 December) - YUKOS Oil Company is encouraged by last week's decision of the European Court of Human Rights to ask for legal explanations from the Russian authorities on six substantive points arising from the Company's application to the Court in April 2004. The Court's decision is an initial but important step toward a final ruling on the validity of the Russian authorities' tax claims against the Company.

YUKOS contends that the tax claims against it are arbitrary, disproportionate and invalid, breaching the European Convention on Human Rights (ECHR) ratified by the Russian Federation in May 1998. It also challenges the Russian authorities' respect of the rule of law and procedural fairness. The Court granted the case priority in July of this year.

The timing of the Court's action is significant , coming just days before the auction of YUKOS' principal subsidiary, Yuganskneftegas, supposedly to enforce the very liabilities that the Court will have to test. The auction did proceed on Sunday, 20 December 2004.

This case is the first international legal review of the lawfulness of the Russian tax assessments and their enforcement. The European Court decided to put the questions to the Russian authorities on 14 December, just before the Company filed its bankruptcy plea in Houston, Texas, seeking protection from the sale of Yuganskneftegas.

While the European Court's consideration may take as long as three years, the vindication of YUKOS' claims would require full restitution, including the repayment of tax, interest and fines.

For further information please contact:

YUKOS Press relations
Russia - Alexander Shadrin: +7 095 785 0855 or +7 095 776 8454

UK - Claire Davidson: + 44 7767 351 433

USA - Mike Lake: +1 214 714 2004

Note to Editors

The attached document outlines the original plea and also details the questions submitted by the Court to the Russian Authorities.

The Court's rulings are binding and enforcement has never failed. In the one case when a Government declined to comply, it was expelled from the Council of Europe.

As further precedent, in May of this year the Court found the Russian Government had violated Article 18 of the ECHR that protects against the abuse of power. This was the first and only breach of Article 18 that the Court has ever found.

More information on the Court can be found at www.echr.coe.int

European Court of Human Rights - Questions to the Parties

1. Was Article 6 & 1 of the Convention applicable to the proceedings in the present case?
2. If it were, did the applicant company have a fair hearing, in accordance with Article 6 & 1 of the Convention? In particular, did it have enough time to prepare its defense?
3. Did the applicant company have a fair hearing in accordance with Article 6 & 1 of the Convention, given that the hearing of the Appeals Division of the Moscow City Commercial courts was held before the end of the period during which appeals could be lodged?
4. Did the applicant company have a fair hearing in accordance with Article 6 & 1 of the Convention, given that the Appeals Davison of the Moscow city Commercial Court delayed reasons for its judgment?
5. Has the applicant been deprived of its possessions in accordance with the conditions provided for by law, within the meaning of Article 1 of Protocol No 1? In particular, did that deprivation impose an excessive individual burden on the applicant (see Immobiliare Saffi v. Italy, (GC), no 22774/93, & 59, ECHR 1999-V?
6. Did the act of which the applicant was convicted constitute a criminal offence under national law at the time when it was committed, as envisaged by Article 7 of the Convention? What this law at the time when it was committed, as envisaged by Article 7 of the Convention? Was this law sufficiently accessible and precise to enable the applicant company to know in advance whether its conduct was criminal? The Government are requested to submit case-law, if any, indicating the implementation of national law in similar cases.

19/12/2004 YUKOS to pursue all options available associated

With the sale of Yuganskneftegas

(Statement by Yukos Management Board)

December 19, 2004 .Yukos management will pursue every legal and commercial remedy available to it to recover the corporate value that will be unjustifiably destroyed if the auction of its largest production unit, Yuganskneftegas, that was held in Moscow today, becomes a completed transaction. The so-called winners of this process along with any entity that supports them has subjected their businesses to considerable legal risks.

Contacts:

Moscow
Alexander Shadrin
+7 095 785 0855

London
Claire Davidson
+44.7767.351.433
cdavidson.policypartnership.com

U.S.
Mike Lake
214.714.2004
mike_lake@dal.bm.com

17/12/2004 Judge rules in YUKOS favor

Grants Temporary Restraining Order

Houston-December 16, 2004 - Yukos Oil Company Management is pleased with today's ruling. It is heartening to see a ruling established clearly in the law, with a transparent and due process, before a fair and impartial court. It also underscores the stake and the responsibility that international investors, banks, creditors and others have in the treatment of Yukos.

Nonetheless, we remain realistic about the ruling's immediate effect. While Russian authorities have stated their intention to proceed with the auction, we hope the ruling will lead international banks and other parties to reconsider their participation.

This is the first step in a process that could provide further protection for Yukos' assets. We will continue to pursue all potential legal remedies in the United States and other international courts to protect the interests of Yukos shareholders, employees, and other stakeholders. We look forward to our next appearance in court to begin taking up motions to resolve this issue. We realize the fight will continue. But we are ready.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Press Service

Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London

Claire Davidson
+44 7767 351 433
cdavidson@policypartnership.com

United States

Mike Lake/Richard Mintz
(214) 224-8401
mike_lake@dal.bm.com
richard_mintz@was.bm.com

17/12/2004 General Meetings of YUKOS' shareholders scheduled for December 20, 2004 and January 13, 2005 will not take place

Moscow , December17, 2004 - In view of the ruling of the Arbitration Court of Moscow passed on behalf of YUKOS shareholder Millhouse Capital, which prohibits YUKOS shareholders from holding an Extraordinary General Meeting on December 20, 2004, the planned EGM cannot now go ahead. The Company believes the court ruling contradicts opinions previously handed down by the Supreme Arbitration Court. This Court has frequently stated that the cancellation or prevention of any shareholders meeting by any court in Russia is unlawful. The company will challenge the ruling of the Arbitration Court of Moscow. The Company however realizes that it is impossible to contest the above ruling by December 20, 2004.

Due to the current circumstances there is no longer a reason to hold the YUKOS EGM scheduled for January 13, 2005 as the two meetings are interrelated. The Board of Directors made a decision to cancel the Extraordinary General Meeting of YUKOS planned for January 13, 2005.

Forward-looking statements . Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
Inter@yukos.ru

Press Service

Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

PR Agency contact
Claire Davidson
+44 7767 351 433
cdavidson@policypartnership.com

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

15/12/2004 YUKOS FILES FOR BANKRUPTCY PROTECTION

SEEKS TO HALT YUGANSKNEFTEGAS AUCTION, SEEKS DAMAGE CLAIMS

(Houston - December 14, 2004) - Yukos Oil Company today filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. The existing management continues to operate the business and manage its properties as debtor-in-possession. The Company also asked the Court for an Emergency hearing on a Motion for a Temporary Restraining Order and for a Preliminary Injunction to halt the planned December 19th auction of its core asset, Yuganskneftegas and to compel the Russian Federation to arbitrate the Company's claims for the billions of dollars in damages.

Yukos was forced into reorganization because Russian authorities are proceeding with the sale of the Company's largest unit, Yuganskneftegas, which accounts for roughly 60% of the Company's oil production. If allowed, the sale of Yuganskneftegas will cause the Company to suffer immediate and irreparable harm. In addition, Yukos Oil Company's bank accounts and other assets have been frozen by Russian authorities as part an unprecedented campaign of illegal, discriminatory, and disproportionate tax claims escalating into raids and confiscations, culminating in intimidation and arrests. These actions have severely damaged Yukos and the company's ability to conduct normal business operations.

The company made the filing in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. U.S. Bankruptcy law has worldwide jurisdiction over property of the debtor and the Company is seeking a judiciary that will protect the value of all shareholder's investment in Yukos. Houston is a major international oil and gas center. Yukos has assets and business dealings in the area. In addition, the Company's Chief Financial Officer is currently fulfilling his management responsibilities from Houston.

Yukos is asking the Court for a Temporary Restraining Order halting the planned Sunday auction of Yuganskneftegas by Russian authorities. The order seeks to prevent the Russian Government, the auction bidders and financiers from participating in the sale process of purchasing, attempting to purchase, facilitating the purchase, financing or encumbering the property of Yukos.

"The management of Yukos has worked tirelessly and in good faith over the past year to establish a dialogue with the Russian authorities in an attempt to work out a compromise that would have prevented today's reorganization filing. We have submitted more than 70 settlement offers and publicly stated that reorganization was a distinct possibility if a reasonable resolution was not reached. It is regrettable that we did not receive one substantive response," said Yukos Chief Executive Officer Steven Theede. "The steps we took today were done as a last resort to preserve the rights of our shareholders, employees and customers. Unfortunately, we believe it was the only resort left for us."

"The selective and retroactive application of tax law by Russian authorities is improper under Russian and international law and has directly resulted in the loss of approximately $38 billion in market value for our investors. The actions by the Russian authorities appear to be expropriation - 21st century style," said Theede.

The Russian authorities have pursued an unprecedented campaign against Yukos by asserting tax claims (in excess of 100% in 2001 and 2002 and 80% in 2003 of the company's annual consolidated gross revenues - not net income, consolidated gross revenues) that are not consistent with Russian tax policy or the rule of law. As a result of these obviously exorbitant claims, the Company believed it has no other choice but to seek reorganization protection while pursuing its damage claims.

"Yukos worked and fought hard to become the most transparent and successful company in Russia, as well as one of the most efficient and successful oil and gas companies in the world. In many ways it became the poster child for business reform in Russia. On behalf of our 100,000 employees, shareholders and customers, management is committed to do everything in its power to maintaining our position as leader in the world energy markets and an example of the spirit and accomplishments of the Russian people," said Theede.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what

we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements, to make them conform with actual results.

International Information Department

Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service

Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

London

Claire Davidson
+44 7767 351 433
cdavidson@policypartnership.com

United States

Mike Lake/Richard Mintz
(214) 224-8401
mike_lake@dal.bm.com
richard_mintz@was.bm.com

10/12/2004 Official statement from the management team of YUKOS Oil Company

Moscow, Friday, 10 December 2004: The Management Board of YUKOS Oil Company wishes to confirm that it believes that the processes being used against the Company by the General Prosecutor's Office of the Russian Federation are excessive and damage the fabric and reputation of Russia's most successful oil company and its management. The Management Team believe that the personal safety of every employee should be protected and that Russian authorities should respect national and international legal standards including rights to liberty and security of person contained in Article 5 in the European Convention on Human Rights. This is the view of the entire Board of Management of YUKOS Oil Company. Additional opinions stated earlier today did not accurately reflect the collective opinion of the Management Board.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

International Information Department
Hugo Erikssen
+7 095 540 6313
inter@yukos.ru

Press Service
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7095 788 00 33
investors@yukos.ru

Press office : Company News

30/1/2003 VNK SHAREHOLDERS APPROVE MERGER WITH YUKOS
Moscow, January 30, 2003 - An extraordinary general meeting of the shareholders of Eastern Oil Company (VNK) held on January 27, 2003 approved the restructuring of VNK via a merger with YUKOS Oil Company. The shareholders' meeting also approved the merger agreement and the transfer protocol. In accordance with the Russian Federal Law on Joint-Stock Companies, owners of VNK voting shares who voted against the restructuring or did not take part in the vote may request that the company buy back all or part of their shares at RUR 2.20 per one ordinary share. The price was set by the VNK Board based on the recommendation of an independent appraiser in accordance with the Law on Joint-Stock Companies. As had been reported earlier, an extraordinary meeting of YUKOS shareholders to consider the restructuring of the Company via merger with VNK and to approve the merger agreement will take place on February 3, 2003 (see Press Release of November 28, 2002). Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

RECEIVED
2006 JAN 30 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22/1/2003 A statement by YUKOS Oil Company
YUKOS Oil Company wishes to make the following statement in response to the appearance in a number of irresponsible media outlets of disinformation alleging that the Company provides financial support to a number of Russian political parties:

While YUKOS Oil Company respects the various political views of its employees and shareholders, it does not participate in the financing of any political parties or movements, in strict keeping with its principle of non-involvement in political activities.

While they are at work, Company employees are prohibited from engaging in political activities, or in any other activity that is not directly job-related. Any professional political activity is incompatible with work at the Company.

Therefore, any insinuation that YUKOS Oil Company supports political parties is sheer fabrication.

16/1/2003 Mikhail Brudno appointed Acting President of YUKOS RM
Moscow, 16 January 2003 – The Board of Directors of YUKOS RM, meeting on14 January 2003, has granted the request of company President Nikolay Bychkov to resign from the post of President (General Director) as of 15 February of this year. Mikhail Brudno, First Vice-President of YUKOS RM, has been temporarily appointed Acting President (General Director) of the company.
"We are grateful to Nikolay Bychkov for the large amount of work he has done over the past four years as head of YUKOS Oil Company's refining and marketing division, and greatly appreciate what the downstream unit has accomplished in recent years," said Chairman of the YUKOS Oil Company Executive Committee and the YUKOS RM Board of Directors Mikhail Khodorkovsky. "Nevertheless, the company understands Nikolay Bychkov's decision to seek self-fulfillment in a new field not associated with the oil business.".

In line with the Board's decision, YUKOS RM First Vice-President Mikhail Brudno has temporarily taken on the duties of President (General Director) of YUKOS RM as of 15 January 2003.

Mikhail Borisovich Brudno was born in Moscow on 16 June 1959. In 1981, he graduated from the Kalinin Polytechnic Institute with a degree in Control Automation Systems. He began his career in 1981 at NPO Tsentrprogrammsistem. In 1981-1983, he worked first as an engineer at Gosavtotransasuproyekt and later as a software engineer at the Moscow Railway Transport Machine and Instrument Plant. In December 1983, he took the post of software engineer at VO Zarubezhgeologiya. In 1988, he was employed as an information systems expert at the MENATEP Center for Inter-Sectoral Scientific-Technical Programs. In 1989, he moved on to the Scientific-Technical Progress Design-Engineering Bureau, starting out as an expert in the Electronic Equipment Section and working his way up to head of the Securities Department. From 1991, he worked for MFO MENATEP and Bank MENATEP, being elected to the Bank MENATEP Board working at ZAO ROSPROM, where he was appointed Deputy Chairman of the Executive Committee in April 1998. He has been First Vice-President of YUKOS RM since September 1998.

Forward-looking Statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

15/1/2003 YUKOS shareholders approve Interim Dividend of RUR 12.75 billion for 9 months of 2002
Moscow, January 15, 2003. – The extraordinary meeting of YUKOS shareholders that occurred on December 31, 2002 approved the payment of an interim dividend for the first 9 months of 2002 in the amount of RUR 12.75 billion (about $400 million) or RUR5.70 per one common share.
'The increased interim dividend reflects the solid operating and financial performance of the Company in 2002 and is in line with the dividend policy previously adopted by the Company's Board of Directors, - stated YUKOS' CFO Bruce Misamore.

The general shareholders' meeting approved the payment of the interim dividend to shareholders of record at November 15, 2002 with the payment to be completed by March 1, 2003.

Holders of YUKOS American Depositary Receipts will be paid a corresponding US dollar rate, net of applicable taxes and the Depositary fee. The final USD rate paid to ADR holders will be based on the exchange rate obtained by the Depositary to convert RUR to USD. Each ADR represents 15 Yukos shares. Further information on the ADR dividend may be obtained by calling 1 212 602 3761.

The annual dividend paid to YUKOS' shareholders for 1999, 2000 and 2001 was RUR 3 billion (about $110 million), RUR 8.59 billion (about $300 million) and RUR 15.25 billion (about $500 million) respectively.

The dividend policy is available on the corporate websites of Yukos Oil Company: www.yukos.com and www.yukos.ru - see Press Release dated October 27, 2000.

Forward-looking Statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outc we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

15/1/2003 Moody's assigns YUKOS Oil Company highest long-term credit rating of any private Russian company
Moscow, January 15, 2003 – Moody's Investors Service ("Moody's") the interna-tional credit rating agency, has assigned YUKOS Oil Company a foreign currency issuer rating of 'Ba2' with a stable outlook, the highest long-term credit rating of any private Russian company. Moody's has also assigned YUKOS a senior implied rat-ing of 'Ba1' which is above the Ba2 Russian sovereign rating and is the highest rating assigned to any Russian corporate issuer. "Moodys assigning the highest long term credit rating among Russian corporates to Yukos is yet another proof of our successful corporate strategy and efficiency of our operations" said Oleg Sheiko, YUKOS' Vice President.

The Ba2 issuer rating is constrained by the foreign currency rating of the Russian Federation, while the rating of a future unsecured eurobond could be, subject to is-sue terms and other rating sensitive factors, at the Ba1 level, one step below the in-vestment grade category.

Moody's substantiated its high rating for YUKOS by citing the Company's robust financial position, strong profitability, conservative financial policy and significantly improved corporate governance. In addition, Moody's noted YUKOS' large high quality reserve base in Russia, strong production growth potential and low costs
The Moody's rating follows the assignment to YUKOS of Standard & Poor's BB rating in December 2002, which rated YUKOS at the same level as the Russian Fed-eration. Standard & Poor's ruAA+ national scale rating assigned to YUKOS, evalu-ated YUKOS' creditworthiness as the highest rated of any Russian corporate rated by Standard & Poor's.

Citigroup/ Salomon Smith Barney served as YUKOS Oil Company's advisor in ob-taining credit ratings from Standard & Poors and from Moody's Investors Service..

Forward-looking Statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial petatements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Ac-cordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

14/1/2003 YUKOS/TNK JOINT PRESS RELEASE
YUKOS/TNK JOINT PRESS RELEASE
Please read the press-release in PDF format.

YUKOS/TNK JOINT PRESS RELEASE

Moscow, 14 January 2003. –Tyumen Oil Co. (TNK) has won a tender for the rights to become the manager of ZAO Rospan International (Rospan). The tender bids were assessed on the basis of the net present value (NPV) stated and guaranteed in the business plans presented by the various contenders. In TNK's final business plan the NPV is set at $741 million.

'The teamwork of TNK and YUKOS helped bring to an end the bankruptcy proceedings at Rospan and start a recovery process allowing Rospan to revert to normal business operations, - said TNK's Executive Director German Khan. – This process demonstrates the ability of competing Russian oil companies to interact based on international standards of civilized collaboration.'

'The settlement of the crisis in Rospan is an excellent example of strategic cooperation between major Russian companies - said YUKOS EP President Yuri Beilin. – We welcome the selection of Tyumen Oil Co. as the manager of Rospan and we are confident that TNK will successfully fulfill the serious commitments before the company and it shareholders.'

The tender for the management of ZAO Rospan International, in which TNK and YUKOS participated was conducted by PriceWaterhouseCoopers on December 30, 2002 pursuant to the decision of the company's shareholders.

ZAO Rospan International has been developing deep gas reserves at the Novo Urengoy and East-Urengoy fields in the Yamal Nenets autonomous district. In 2002 the company produced more than 1 bcm of gas and 300 thousand tons of condensate with the total reserves being 950 bcm of gas and 180 million tons of condensate.

56% of Rospan International is owned by YUKOS and the remaining 44% by TNK. Rospan's debt to its main creditors – TNK and YUKOS - amounts to RUR 2.7 billion

On December 2, 2002 the Moscow Arbitration Court acknowledged an amicable settlement between Rospan and its creditors whereby Rospan's debt will be repaid over 5 years with an initial grace period of 2 years.

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

13/2/2003 YUKOS reports consolidated US GAAP results for the third quarter and the first nine months of 2002
YUKOS reports consolidated US GAAP results for the third quarter and the first nine months of 2002 Please read the press-release in PDF format.

10/2/2003 YUKOS to release the third quarter and nine months 2002 US GAAP results on February 13, 2003
Moscow, February 10, 2003 – YUKOS Oil Company will release its consolidated US GAAP results for the third quarter and nine months of 2002 on Thursday, February 13, 2003. A press release on the results and the financial statements will be posted on the Company's web site (www.yukos.com, www.yukos.ru) on the same date. A conference call for the financial community will be hosted by YUKOS' management on February 13 and will be webcast on the Company's web site beginning at 5 p.m. Moscow time (2:00 p.m. London / 9:00 a.m. New York). The conference call will be available for replay for one week thereafter. Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

5/2/2003 YUKOS' shareholders approve merger of VNK
Moscow, 5 February 2003 – An extraordinary general meeting of the shareholders of YUKOS Oil Company held on February 3, 2003 approved by distant vote the restructuring of the Company via a merger of the Eastern Oil Company (VNK), and the merger agreement. The application for restructuring filed by YUKOS was satisfied by the Ministry of Anti-Monopoly Policy of the Russian Federation on January 15, 2003. Upon completion of all necessary procedures, a joint meeting of YUKOS and VNK Boards of Directors will be held to convene a joint shareholders' meeting. After the joint shareholders' meeting VNK will be excluded from the General State Register of legal entities, and its shares will be converted into YUKOS shares at a rate of 120 ordinary registered non-documentary shares issued by VNK for 1 ordinary registered non-documentary share issued by YUKOS. As had been reported earlier, an extraordinary meeting of VNK shareholders took a decision on the restructuring of VNK via merger with YUKOS on January 27, 2003 (see Press Release of January 30, 2003). Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS

YUKOS REPORTS CONSOLIDATED US GAAP RESULTS FOR THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2002

Moscow, February 13, 2003. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the third quarter and the first nine months of 2002. The financial statements were prepared in accordance with US GAAP.

2002 Third Quarter and First Nine Months Financial and Operational Highlights

		3Q2002	3Q2001	9M02	9M01
Sales and other operating revenues	mln USD	**3,378**	2,596	**7,949**	7,530
Net income	mln USD	**850**	1,322	**2,070**	2,733
One-time noncash deferred income tax credit	mln USD	**-**	525	**-**	525
Net income excluding deferred income tax credit	mln USD	**850**	797	**2,070**	2,208
Earnings per share, basic and diluted	USD	**0.39**	0.62	**0.96**	1.28
One-time noncash deferred income tax credit per share	USD	**-**	0.24	**-**	0.24
Earnings per share, basic and diluted, excluding deferred income tax credit	USD	**0.39**	0.38	**0.96**	1.04
Crude oil production	mln MT	**17.9**	15.0	**50.3**	42.7
	mln bbl	**130.8**	110.0	**368.0**	312.3
Refining throughput	mln MT	**8.2**	7.4	**23.4**	21.6
	mln bbl	**60.1**	54.1	**170.8**	157.9

- **Sales and other operating revenues reached USD 3.378 billion for the third quarter of 2002, a 30.1% increase compared to the same period of 2001, and a 31.9% increase compared to the second quarter of 2002, driven by higher sales volumes and improved market prices.**

- **Net income of USD 850 million in the third quarter of 2002 was 6.6% higher than in the same period of 2001 (excluding a one-time non-cash deferred income tax credit in the third quarter of 2001) and 12.1% higher than the second quarter of 2002.**

  In the third quarter of 2001, the Company recorded a deferred tax credit of USD 525 million as a result of changes in tax rates in the Russian Federation. This credit is reflected in net income for the three months and nine months ended September 30, 2001.

- **Upstream crude oil production reached 17.9 million metric tons (an average level of 1,422,000 barrels per day) in the third quarter, up 19.0% compared to the third quarter of 2001, and 50.3 million metric tons (1,348,000 barrels per day) in the first nine months of 2002, up 17.8% compared to the first nine months of 2001.**

- **Refining throughput increased 11.1% year on year to 8.2 million metric tons (an average of 654,000 barrels per day) in the third quarter of 2002 and 8.1% year on year to 23.4 million metric tons (626,000 barrels per day) in the first nine months of 2002.**

- **In the third quarter of 2002 E&P lifting costs (costs of oil and gas extraction) excluding depreciation and taxes were $1.45 per boe, 20.3% lower year on year and general and administrative expenses related to oil and gas production were $0.31 per boe, 26.2% lower year on year. Average E&P lifting costs in the first nine months of 2002 were $1.40 per boe, 21.3% lower than in the first nine months of 2001, and average general and administrative expenses related to oil and gas production were $0.32 per boe, 13.5% lower than in the first nine months of 2001.**

"The Company's consistent implementation of its strategy to become the Russian market leader has led to good financial results in the third quarter of 2002," said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of directors of YUKOS.

Continued production growth, higher market prices in the third quarter 2002

Total crude oil and petroleum product sales, including resale of crude oil and petroleum products purchased from third parties, reached 17.7 million metric tons in the third quarter of 2002, a 14.9% increase over the same period of 2001. Total crude oil and petroleum product sales, including resale of crude oil and petroleum products purchased from third parties, reached 49.3 million metric tons in the first nine months of 2002, a 13.6% increase over the same period of 2001.

Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 10.1 million metric tons (74 million barrels) in the third quarter of 2002, a 34.3% increase year on year. Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 26.5 million metric tons (194 million barrels) in the first nine months of 2002, a 15.5% increase year on year. Exports of YUKOS' own crude were 55.4% of crude oil production in the third quarter of 2002 and 51.7% in the first nine months of 2002.

Exports of petroleum products in the third quarter of 2002 totaled 3.1 million metric tons compared to 3.2 million metric tons in the same period of 2001. Exports of petroleum products in the first nine months of 2002 totaled 7.9 million metric tons compared to 7.6 million metric tons in the same period of 2001. Domestic sales of petroleum products were 4.4 million metric tons in the third quarter of 2002 compared to 4.5 million metric tons in the same period of 2001. In the first nine months of 2002, domestic sales of petroleum products came to 13.7 million metric tons compared to 12.5 million metric tons in the same period of 2001.

Crude oil export prices, a key driver of the Company's sales, increased in the third quarter of 2002 compared to both the second quarter of 2002 and the third quarter of 2001. The average realized price for exported crude oil outside the CIS in the third quarter of 2002 was USD 187.48 per metric ton (USD 25.65 per barrel), compared to USD 174.16 per metric ton (USD 23.83 per barrel) in the same period of 2001, an increase of 7.6%. In the third quarter of 2002, the average realized export price for petroleum products was USD 178.01 per metric ton, compared to USD 166.98 per metric ton in the same period of 2001, an increase of 6.6%. On the domestic petroleum product market the average realized price was USD 178.40 per metric ton in the third quarter of 2002, compared to USD 151.46 per metric ton in the same period of 2001, an increase of 17.8%.

Despite price improvements in the third quarter of 2002, average realized prices for the first nine months of 2002 were lower than the levels of the same period in 2001. The average realized price for exported crude oil outside the CIS in the first nine months of 2002 was USD 169.85 per metric ton (USD 23.23 per barrel), compared to USD 175.45 per metric ton (USD 24.00 per barrel) in the same period of 2001, a decrease of 3.2%. In the first nine months of 2002, the average realized export price for petroleum products was USD 168.07 per metric ton, compared to USD 179.17 per metric ton in the same period of 2001, a decrease of 6.2%. On the domestic petroleum product market the average realized price was USD 138.15 per metric ton in the first nine months of 2002, compared to USD 156.92 per metric ton in the same period of 2001, a decrease of 12.0%.

Sales up 30.1% in the third quarter 2002 compared to the third quarter of 2001 on volume and price increases, margins affected by higher taxes, higher transportation, general and administrative expenses.

Sales and other operating revenues were USD 3.378 billion in the third quarter of 2002, compared to USD 2.596 billion in the third quarter of 2001, a 30.1% increase year on year driven by higher sales volumes and higher realized prices. Sales and other operating revenues were USD 7.949 billion in the first nine months of 2002, compared to USD 7.530 billion in the first nine months of 2001.

Operating expenses were USD 387 million in the third quarter of 2002, up 11.8% compared to the same period of 2001. Operating expenses were USD 1.037 billion in the first nine months of 2002, up 13.0% compared to the same period of 2001. These increases were largely the result of the consolidation of John Brown Hydrocarbons Limited and Davy Process Technology Limited, which were acquired in October 2001, the consolidation of other recent acquisitions and increases in certain variable production costs due to increased production and refining throughput.

Distribution expenses increased 30.0 % to USD 412 million in the third quarter 2002 compared to USD 317 million in the third quarter of 2001. Distribution expenses for the first nine months of 2002 were USD 1.0 billion, 23.6% higher compared to USD 809 million in the same period of 2001. These increases were a result of increased transportation volumes of crude oil, higher tariffs for petroleum products transportation, and increased usage of railway transportation, which resulted in an increase of our average cost of transportation as railway transportation cost per barrel is significantly higher than the respective cost of transportation through pipelines.

Selling, general and administrative expenses (SG&A) increased by 67.4 % to USD 236 million in the third quarter of 2002 compared to USD 141 million in the third quarter of 2001. SG&A for the first nine months of 2002 totaled USD 579 million, 13.8% higher compared to USD 509 million in the same period of 2001. The increase was primarily due to the growth in sales volumes, use of new export outlets, increased purchases of accounting, audit and consulting services, increased salaries, wages and other employees benefits and consolidation of new subsidiaries. Additionally, a number of non-cash charges and credits to SG&A, such as a credit due to a reduction in the reserve for legal liabilities and non-cash write-offs of certain balances determined to be impaired, contributed approximately net USD 15 million to the increase in SG&A in the third quarter of 2002 compared to the same period in 2001. The total amount of net non-recurring non-cash items was lower in the first 9 months of 2002 by about USD 25 million, primarily because the expense related to retired, fully vested beneficiaries under the Veteran Social Support Program was fully accrued during 2001 and no such expenses were recognized during 2002.

Taxes other than income taxes were significantly higher in the third quarter and in the first nine months of 2002 compared to same periods of 2001 as a result of higher production volumes and introduction of the unified production tax effective January 1, 2002. Taxes other than income tax amounted to USD 857 million in the third quarter of 2002 and USD 2.053 billion in the first nine months of 2002, which represent increases of 70.0% and 33.9% respectively, versus the corresponding periods of the previous year.

Adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA, calculated as sales and other operating revenues less total operating costs and other deductions plus depreciation, depletion and amortization) for the third quarter of 2002 was USD 1.375 billion, compared to USD 1.157 billion in the same period of 2001. Adjusted EBITDA for the first nine months of 2002 was USD 3.054 billion, compared to USD 3.277 billion in the same period of 2001.

Depreciation, depletion and amortization was USD 135 million in the third quarter of 2002, compared to USD 78 million in the same period of 2001, and USD 306 million in the first nine months of 2002, compared to USD 195 million in the same period of 2001. These increases result from continued capital investments and acquisitions as well as higher production rates.

Net cash flow from operating activities was USD 965 million in the third quarter 2002, compared to USD 883 million in the same period of 2001. Net cash flow from operating activities was USD 2.236 billion in the first nine months of 2002, compared to USD 2.546 billion in the same period of 2001.

During 2002, we invested heavily in our upstream development activities, in refinery upgrades and enhancement of our marketing capabilities. Net capital expenditures totaled USD 374 million in the third quarter of 2002, compared to USD 223 million in the third quarter of 2001. In the first nine months of 2002, net capital expenditures totaled USD 949 million, compared to USD 645 million in the first nine months of 2001. Net capital expenditures in the upstream operations in the third quarter and first nine months of 2002 were USD 213 million and USD 656 million respectively, while net downstream and other capex totaled USD 161 million for the quarter and USD 293 million for the first nine months of 2002.

In June 2002, the Company purchased a 26.85 percent interest in AB Mazeikiu Nafta ("MN"), a Lithuanian company that owns a refinery, export terminal and a pipeline. The Company's investment included USD 75 million for the purchase of the shares and a USD 75 million loan guaranteed by Lithuanian government to modernize the refinery owned by MN. In addition, the Company secured an agreement to supply 4.8 million tons (35 million barrels) of crude oil annually to the refinery for ten years, beginning in July 2002. In September 2002, the Company purchased an additional 26.85 percent interest in MN for USD 85 million. In connection with this additional purchase, we assumed the rights and obligations relating to a loan to MN of USD 75 million (also guaranteed by the Lithuanian government). In addition to the share purchase and loans, the Company secured the rights to manage MN. The results of operations of MN were included in the interim condensed consolidated financial statements at the end of September, 2002. Consolidation of MN contributed, among other items, approximately USD 697 million in property, plant and equipment and other long-term assets and USD 504 million in long-term and short-term debt, including USD 150 million payable to YUKOS. The loan receivable from Mazeikiu Nafta has not been eliminated in the interim condensed consolidated balance sheet as management is in the process of selling this loan to third parties.

Cash, cash equivalents and marketable securities as of September 30, 2002 were USD 3,783 million compared to USD 3,445 million at December 31, 2001. Long-term and short-term debt was USD 634 million at the end of the third quarter of 2002 compared to USD 116 million at December 31, 2001. The increase in total debt was virtually all due to the consolidation of AB Mazeikiu Nafta.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS ordinary shares are traded on the RTS (Russian Trading System), MICEX (Moscow Interbank Currency Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded over the counter in the US, Munich, London, Frankfurt and Berlin.

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Operating Data

	3Q2002	3Q2001	9M02	9M01
Oil production (million metric tons)	17.9	15.0	50.3	42.7
Oil production (million barrels)	130.8	110.0	368.0	312.3
Refining throughput (million metric tons)	8.2	7.4	23.4	21.6
Refining throughput (million barrels)	60.1	54.1	170.8	157.9
Light products yield (%)	57.25%	58.02%	57.83%	58.66%
Total crude oil and petroleum product sales (million metric tons)	17.7	15.4	49.3	43.4

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	September 30th, 2002	December 31st, 2001
Current assets	6,896	5,910
Total assets	13,693	10,502
Current liabilities	1,321	1,264
Total liabilities	3,589	2,257
Minority interest	199	182
Total shareholders' equity	9,905	8,063

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	3Q2002	3Q2001	9M02	9M01
Sales and other operating revenues	3,378	2,596	7,949	7,530
Total operating costs and other deductions	(2,138)	(1,517)	(5,201)	(4,448)
Total other income	95	104	213	212
Total income tax	(491)	149	(907)	(556)
Minority interest	6	(10)	16	(5)
Net income	850	1,322	2,070	2,733
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,155	2,144	2,153	2,140
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,163	2,144	2,161	2,140
Basic and diluted net income per ordinary share (USD per share)	0.39	0.62	0.96	1.28

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	3Q2002	3Q2001	9M02	9M01
Net income	850	1,322*	2,070	2,733*
Adjustments to reconcile net income to net cash provided by operating activities	470	(217)	850	345
Total changes in operational working capital, excluding cash and debt	(355)	(222)	(684)	(532)
Net cash from operating activities	965	883	2,236	2,546
Net cash used for investment activities	(493)	(671)	(2,083)	(2,122)
Net cash used for financing activities	(232)	(360)	(308)	(525)
Effect of foreign exchange on cash balances	(9)	(15)	(25)	(47)
Net change in cash and cash equivalents	231	(163)	(180)	(148)

including one-time non-cash deferred income tax credit of USD 525 million (USD 0.24 per share) in the third quarter of 2001

Reconciliation of Net income to Adjusted EBITDA
(expressed in millions of US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
Net income	850	1,322	2,070	2,733
Addback (less)				
Income tax:				
Current income tax expense	186	267	385	523
Deferred income tax expenses	305	(416)	522	33
Total income tax expense	491	(149)	907	556
Minority interest	(6)	10	(16)	5
Total other income	(95)	(104)	(213)	(212)
Depreciation, depletion and amortization	135	78	306	195
Adjusted EBITDA	1,375	1,157	3,054	3,277

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3/3/2003 YUKOS' crude oil production up 19.3% in 2002

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Legal information

PRESS RELEASE

YUKOS' CRUDE OIL PRODUCTION UP 19.3% IN 2002

Moscow, 3 March 2003. YUKOS Oil Company today released its preliminary operating results for the fourth quarter and for the full year 2002. During 2002 YUKOS produced 69.5[1] million metric tons (508 million barrels) of crude oil or 19.3% more than in 2001. YUKOS' refinery throughput also increased during 2002 by 13.8% compared to 2001 to 32.9 million metric tons (241 million barrels). Gas production was 2.39 billion cubic meters (84.5 billion cubic feet) in 2002 compared to 1.71 billion cubic meters (60.3 billion cubic feet) in 2001.

"YUKOS' consistent implementation of its strategy has led to growth unprecedented in the Russian oil industry," said Mikhail Khodorkovsky, Chairman of the Executive Committee of YUKOS' Board of Directors. "Our priorities for the current year include strict compliance with our production and marketing plans and continuous efforts to reduce costs."

YUKOS produced 19.1 million metric tons (140 million barrels) of crude oil in the fourth quarter of 2002, which is 24.3% more than in the corresponding period of 2001. Refinery throughput increased by 30.6% in the fourth quarter of 2002 to 9.6 million metric tons (70 million barrels), mainly as a result of consolidation into the Company's operating results of 1.8 million metric tons (13 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mažeikiu Nafta in the fourth quarter of 2002.

In the fourth quarter of 2002 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 10.7 million metric tons (78 million barrels), an increase of 60.2% over the same period in 2001. In 2002 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 36.8 million metric tons (269 million barrels), a 31.1% increase over 2001. Exports of oil products outside the territory of the Russian Federation were at a level of 2.6 million metric tons (19 million barrels) in the fourth quarter of 2002, which is 25.3% higher than in the fourth quarter of 2001. Exports of oil products outside the territory of the Russian Federation increased by 12.4% to 10.3 million metric tons (74 million barrels) in 2002.

In the fourth quarter of 2002 international sales of crude oil were 9.0 million metric tons (66 million barrels), an increase of 24.9% over the same period in 2001. Excluded from the international sales of crude oil was 1.4 million metric tons (10 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the fourth quarter of 2002. In 2002 international sales of crude oil adjusted for intercompany sales were 35.5 million metric tons (259 million barrels), a 17.7% increase over 2001.

International sales of oil products were at a level of 4.4 million metric tons (32 million barrels) in the fourth quarter of 2002, which is 92.9% higher than in the fourth quarter of 2001 mostly as a result of inclusion into the Company's international oil product sales of 1.6 million metric tons (13 million barrels) sold by Mazeikiu Nafta. International sales of oil products increased by 24.2% to 12.3 million metric tons (89 million barrels) in 2002, including the Mazeikiu Nafta sales in the fourth quarter.

Sales of oil products on the Russian domestic market in the fourth quarter of 2002 were 4.2 million metric tons (32 million barrels), which is 2.7% lower than in the same period of 2001. In 2002 sales of oil products to the Russian market were 17.9 million metric tons (136 million barrels), up 6.5% from the level of 2001.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.42% in the fourth quarter of 2002, compared to 56.52% in the fourth quarter of 2001. The light product yield at Company refineries was 58.78% in the full year of 2002, compared to 58.10% in 2001. Excluding Mazeikiu Nafta, the light product yield was 58.43% in the fourth quarter of 2002, and 57.88% for 2002.

YUKOS drilled 230.2 thousand meters of production wells in the fourth quarter of 2002, 44.3% more than in the fourth quarter of 2001. Placed on stream in the fourth quarter of 2002 were 90 new wells

[1] Excludes production of 475,000 metric tons of crude oil produced during 2002 by unconsolidated subsidiaries, which were consolidated in December, 2002.

compared to 58 in the fourth quarter of 2001. YUKOS drilled 941.5 thousand meters of production wells in the full year of 2002, 40.5% more than in the full year of 2001. Placed on stream in the full year of 2002 were 334 new wells compared to 304 in 2001:

The results of Mazeikiu Nafta operations were consolidated into the Company's preliminary operating results beginning with the fourth quarter 2002.

Forward-looking statements. *Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.*

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33

e-mail: investors@yukos.ru

Table: YUKOS preliminary operational results for the fourth quarter of 2002

	4th quarter 2002	4th quarter 2001	4th quarter 2002	4th quarter 2001	Percentage change 2001 to 2002*
	mln MT		mln bbl.		
Crude oil production	19.1	15.4	140	113	24.3%
Refinery throughput	9.6	7.3	70	54	30.6%
Crude and oil product sales***	17.7	14.3	131	105	23.9%
International sales of crude oil	9.0	7.2	66	53	24.9%
International sales of oil products	4.4	2.3	32	16	92.9%
Domestic oil product sales	4.2	4.4	32	33	-2.7%
Exports of crude oil outside the territory of the Russian Federation****	10.7	6.7	78	49	60.2%
Exports of oil products outside the territory of the Russian Federation****	2.6	2.1	19	15	25.3%

Table: YUKOS preliminary operational results for the full year of 2002

	FY 2002	FY 2001	FY 2002	FY 2001	Percentage change 2001 to 2002*
	mln MT		mln bbl.		
Crude oil production	69.5	58.2	508	426	19.3%
Refinery throughput	32.9	28.9	241	211	13.8%**
Crude and oil product sales***	67.0	57.7	494	425	16.2%
International sales of crude oil	35.5	30.1	259	220	17.7%
International sales of oil products	12.3	9.9	89	71	24.2%
Domestic oil product sales	17.9	16.8	136	127	6.5%
Exports of crude oil outside the territory of the Russian Federation****	36.8	28.1	269	205	31.1%
Exports of oil products outside the territory of the Russian Federation****	10.3	9.2	74	66	12.4%

* Percentage changes and volume data in barrels are calculated from the volume data before rounding.

** The results of operations of the Angarsk Petrochemical Company were included in consolidated US GAAP financial statements starting from July 2001. Crude oil volumes refined by the Angarsk Petrochemical Company on processing terms were included in total Company refinery throughput in 2001.

*** Excluding 1.4 million metric tons (10 million barrels) of intercompany deliveries of crude oil to Mazeikiu Nafta in the fourth quarter of 2002.

**** Exports outside the territory of the Russian Federation means sales of crude oil and oil products to foreign companies for use outside the territory of the Russian Federation. Exports are recognized upon the transfer of the title from a Russian company to a foreign buyer.

25/4/2003 YUKOS OIL COMPANY APPOINTS OUTSIDE ADVISORS FOR THE SIBNEFT TRANSACTION

Moscow, April 25, 2003. - YUKOS Oil Company announced today that it has appointed UBS Warburg as its principal financial advisor for the prospective transaction with Sibneft. Investment Bank Trust will also advise YUKOS on certain aspects of the transaction.

The international law firm LeBoeuf, Lamb, Greene & MacRae has been appointed as YUKOS' principal outside counsel for the legal aspects of the anticipated transaction.

Forward-looking Statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

25/4/2003 NEW nominees to YUKOS Oil Company Board named

Moscow, April 25, 2003. - At its meeting on April 24, the Board of Directors of YUKOS Oil Company approved the following nominees for the new YUKOS Board of Directors:

1. Yuri Golubev - Independent consultant

2. Francois Buclez - Director, GM Investment & Co. Ltd

3. Raj Kumar Gupta - Independent consultant

4. Jacques Kosciusko-Morizet - Manager, Kajis Sari

5. Alexei Kontorovich - Director, Institute of Oil & Gas Geology, Siberian Branch of the Russian Academy of Sciences

6. Simon Kukes - President, Tyumen Oil Company

7. Sarah Carey - Attorney; Partner, Squire, Sanders & Dempsey LLC

8. Bernard Loze - President, "Loze & Associes"

9. Yuri Pokholkov - Rector, Tomsk Polytechnic Institute

10. Michel Soublin - Treasurer, Shlumberger Limited

11. Mikhail Khodorkovsky - Chairman of the Board of Directors, OOO YUKOS-Moscow

The Directors will be elected at the YUKOS Oil Company general shareholders' meeting on June 18, 2003.

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

24/4/2003 Joint shareholders' meeting of YUKOS Oil Company and Eastern Oil Company (VNK) to take place on 9 June 2003

Moscow, 24 April 2003 - The joint Board meeting of YUKOS Oil Company (YUKOS) and Eastern Oil Company (VNK) which occurred on 24 April 2003 approved a joint shareholders' meeting of the two companies to be held on 9

June 2003.

The joint shareholders' meeting will be held on paper and will consider the de-capitalization of YUKOS following the cancellation of the common registered shares of YUKOS that YUKOS was required to buy from its shareholders as a part of the transaction and also on a corresponding amendment of YUKOS' Articles of Association to reflect the reduced number of shares as a part of its capitalization. Shares which were required to be purchased by YUKOS for the transaction are required by Russian law to be cancelled.

The joint shareholders' meeting will be the final step in the merger of VNK and YUKOS, so that VNK will thereafter be excluded from the Unified State Register of Legal Entities (i.e. will cease to exist as a corporate entity) and VNK shares will be converted into YUKOS shares (at a ratio of 120 common registered shares of VNK for 1 common registered share of YUKOS).

As had been reported earlier, on 27 January 2003, an extraordinary meeting of VNK shareholders approved the merger with YUKOS (see press release of 30 January 2003).

On 3 February 2003, an extraordinary meeting of YUKOS shareholders approved the Company's restructuring via the merger with VNK (see press release of 5 February 2003).

Forward-looking Statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

24/4/2003 YUKOS' Board of Directors recommends about USD 700 million total dividend for 2002

Moscow, April 24, 2003. - The Board of Directors of YUKOS Oil Company at its meeting today recommended to the annual shareholders' meeting scheduled for June 18, 2003 to approve a decision to pay a total dividend of about RUR 22.12 billion (about USD 700 million) for the year 2002. The total dividend includes a dividend of about RUR 12.75 billion (about USD 400 million) already paid for the first nine months of 2002.

"The 40% increase in dividends is the result of what our Company has achieved both operationally and financially, culminating in our becoming the leader in the Russian oil industry," explained Chairman of the YUKOS Management Committee Mikhail Khodorkovsky. "As we consistently work to increase shareholder value, we regard YUKOS' improved competitive position as part and parcel of our commitment to all of our stakeholders, who have a direct interest in the successful development of our business."

Subject to approval by the annual shareholders' meeting the total 2002 dividend would be RUR 9.89 per one ordinary share, including the nine months dividend of RUR 5.70 per one ordinary share. The Board of Directors will make a proposal to the annual shareholders' meeting to pay the remaining portion of dividend, RUR 4.19 per share, to shareholders of record on May 3, 2003 and to complete the payment by August 31, 2003.

The annual dividend paid to YUKOS' shareholders for 1999, 2000 and 2001 was RUR 3 billion (approximately USD 110 million), RUR 8.59 billion (approximately USD 300 million) and RUR 15.25 billion (approximately USD 500 million) respectively.

The dividend policy is available on the corporate websites of Yukos Oil Company: www.yukos.ru and www.yukos.com - see Press Release dated October 27, 2000.

Forward-looking statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict wind results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

24/4/2003 YUKOS Oil Company pledges $100 million to support Russian State Humanitarian University

Moscow, 24 April 2003 - Chairman of the Executive Committee of the Board of Directors of YUKOS Oil Company Mikhail Khodorkovsky has announced YUKOS' intention to embark on a large-scale philanthropic program to support the Russian State Humanitarian University (RGGU). YUKOS intends to allocate at least $100 million over the next 10 years to support the University. The program has been approved by YUKOS' Board of Directors.

"We consider support of the Russian State Humanitarian University an important part of our contribution towards the social development of Russia," stated Khodorkovsky. "Our goal is to create a model of university financing that is

similar to those that already exist in US and UK and have proven their viability."

"It is noteworthy that YUKOS announced its new philanthropic program on the occasion of the 10th anniversary of the Company," pointed out RGGU Rector Yuri Afanasyev, adding that "This support provides our University with the chance to dramatically improve the level of scholarship and methodology in the humanities, as well as the quality of the professionals that are trained within its walls."

"The Ministry of Education welcomes YUKOS Oil Company's initiative," said the Minister of Education Vladimir Filipov. "With YUKOS' help, the University should become the leading humanities institution in the country, both at the higher education and secondary school levels."

At its meeting on 15 April 2003, the Academic Senate of the Russian State Humanitarian University voted unanimously in favor of the proposal to amend the RGGU Charter to create a Board of Trustees and a University Development Fund. The actual decision to make the relevant amendments in the RGGU Charter has been adopted at the RGGU conference today.

Forward-looking Statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

22/4/2003 YUKOS and SIBNEFT Agree in Principle to Merger

Please read the press-release in PDF format.

YUKOS

sibneft

YUKOS and SIBNEFT Agree in Principle to Merger

MOSCOW, April 22, 2003. YUKOS and Sibneft core shareholders announced today that they have agreed in principle to combine the two businesses in the largest-ever industrial transaction in Russia. The combined oil & gas group will not only be the largest in Russia but will also rank as world's fourth largest private oil producer.

The combined group (including Slavneft reserves) would have total reserves of around 19.4 billion barrels of oil and gas equivalent, based upon year-end 2001 reserves calculated in accordance with SPE methodology. Daily crude oil production is approximately 2.3 million barrels including Sibneft's share of Slavneft.

The combined entity will be named YukosSibneft Oil Company. It is expected that YUKOS' Mikhail Khodorkovsky will be responsible for the executive management of the new group, while Sibneft's Eugene Shvidler will be proposed as chairman of the board of directors. The core shareholders intend that independent directors will constitute a majority of the board.

Mikhail Khodorkovsky of YUKOS said: "By combining with Sibneft, we'll maximize our competitive advantages thanks to the synergy gained by uniting excellent management teams, highly professional labor forces and the profitable industrial assets of the two companies. The new industrial giant with its huge industrial and financial potential will reach even higher business efficiencies moving closer to our strategic goal of becoming a leader of the global energy market".

Eugene Shvidler of Sibneft described the Yukos-Sibneft link-up as "a superb alliance of progressive and like minded companies with complementary strategic and management strengths which effectively creates a new super-major that will enhance value to its shareholders and better serve its millions of customers".

The core shareholders of Sibneft will sell a 20% shareholding in Sibneft for US$ 3 billion in cash and subsequently exchange their remaining shareholding in Sibneft at a ratio of 0.36125% of YukosSibneft for each 1% shareholding in Sibneft. YukosSibneft will make a fair offer to the minority shareholders of Sibneft after receiving a fairness opinion from an internationally recognized investment bank.

Prior to completing the transaction, YUKOS intends to increase its leverage and is considering, among other things, cash distributions to its shareholders in the form of dividends and share buybacks. It is expected that after such capital restructuring and the completion of the transaction, YukosSibneft will have a moderate level of leverage and a strong working capital position.

Subject to shareholder approval, all requisite regulatory consents and due diligence, the completion of the transaction is targeted for the end of 2003.

A New International Super-Major

Reserves

The combined group would have total reserves of around 19.4 billion barrels of oil and gas equivalent, based upon year-end 2001 reserves calculated in accordance with Society of Petroleum Engineers methodology.

- Proved oil reserves (SPE basis) of 18.4 billion barrels
- Proved gas reserves (SPE basis) of 5.9 trillion cubic feet

Production

Daily crude oil production of approximately 2.3 million barrels including Sibneft's share of Slavneft production would make the combined entity by far the largest producer of crude oil in Russia.

- About 29% of Russian crude oil production
- Total production of 103.2 million metric tons (754.2 million barrels) in 2002

Refining & Marketing

The combined entity is expected to include 6 principal refineries in Russia (Omsk, Achinsk, Angarsk and three in the Samara region), the Mazeikiu Nafta complex in Lithuania, and additional interest in the Moscow and Yaroslavl refinery in Russia and Mozyr in Belarus arising from the purchase of Slavneft earlier this year.

- A total of 57.7 million tons (421.8 million barrels) of oil refined in 2002
- More than 2,500 filling stations – by far the largest chain in Russia

***

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or future financial performance. You are cautioned that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that cannot be predicted with certainty. Accordingly, actual outcomes and results may differ materially from what has been expressed or forecasted in the forward-looking statements. There is no intention to update these statements to make them conform with actual results.

Contacts:

YUKOS
Alexander Gladyshev
Investor Relations
Tel. +7 (095) 788-0033
E-mail: investors@yukos.ru

Sibneft
John Mann
International Media Relations
Tel. +7 (095) 777-3116
E-mail: JohnM@sibneft.ru

28/5/2003 Extraordinary meeting of YUKOS shareholders adopts decision associated with realization of transaction with Sibneft

Moscow, 28 May 2003 - An extraordinary general shareholders' meeting of YUKOS Oil Company, held by mail-in ballot on 27 May 2003, has adopted a decision with respect to the process of the merger (or integration) of YUKOS and Sibneft.

In part, the YUKOS extraordinary shareholders' meeting approved the large-scale transaction (and associated transactions) to acquire 20% minus one share of Sibneft for US $3 billion, and an additional acquisition of up to 72% of the shares in Sibneft in exchange for YUKOS stock.

For these purposes, the meeting approved an increase in the Company's charter capital through the issuance of up to 1 billion new shares, making the necessary amendments in the Company's Charter. The meeting decided that the additional shares will be issued through a closed subscription, with payment to be made in OAO Sibneft shares.

Appropriate amendments to the YUKOS Charter will be made after the additional shares have been issued, in consideration of the actual number of shares issued.

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

20/5/2003 YUKOS announces change in ratio for its Level 1 ADR program

Moscow, May 20, 2003 - Following a decision by its Board of Directors, YUKOS Oil Company announced today that on the 23rd of May it will change the ratio for its Level 1 ADR Program from 15 Ordinary Shares per each American Depositary Share to 4 Ordinary Shares per each American Depositary Share, resulting in an additional 2.75 ADRs being distributed for each ADR currently issued.

"The strong performance of YUKOS' ADR program has resulted in a price per ADR more than 4 times the original trading price in 2001, said Bruce Misamore, YUKOS' Chief Financial Officer. YUKOS believes that this change in its ADR program will make YUKOS' ADRs available to a broader group of investors thus improving trading and market liquidity for all of its ADR investors."

At the time YUKOS' ADR program was launched in March 2001, its ADRs initially were traded at about $ 39 per ADR. The trading range since the beginning of 2003 has been from $ 133.1 per ADR to the closing price of $ 191.0 per ADR on Friday, May 16th .

About 13.6% of the Company's shares are now traded in ADR form under the program through markets in the United States, London, Berlin, Frankfurt, Munich and Stuttgart. Further information on the change in the ratio for YUKOS's Level 1 ADR program can be obtained from Deutsche Bank, the depository bank for the program, at any of the following numbers: 1-212-602-3761 in New York, 44-20-7547-6500 in London, and 7-501-797-5230 in Moscow or at the depositary bank's web-site www.adr.db.com.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7 095 788 00 33
e-mail: investors@yukos.ru

19/5/2003 YUKOS reports consolidated US GAAP results for the fourth quarter and the full year of 2002

Please read the press-release in PDF format.

15/5/2003 YUKOS to release 2002 US GAAP results and hold a conference call on May 19, 2003

Moscow, May 15, 2003 - YUKOS Oil Company will release its consolidated US GAAP results for the full year of 2002 on Monday, May 19, 2003. A press release on the results and the financial statements will be posted on the Company's web site (www.yukos.com, www.yukos.ru) on the same date. YUKOS' management will host a conference call for the financial community on May 19 to discuss 2002 US GAAP results and recent developments, including the Sibneft transaction and announced extraordinary general shareholders' meeting. The conference call will be webcast on the Company's web site beginning at 5:00 p.m. Moscow time (2:00 p.m. London / 9:00 a.m. New York). The conference call will be available for replay for one week thereafter.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

14/5/2003 YUKOS' crude oil production up 22.7% in the first quarter of 2003

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14/5/2003 Sibneft Principal Shareholders and YUKOS Sign Definitive Agreements for Creation of YukosSibneft

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8/5/2003 YUKOS to hold EXTRAORDINARY GENERAL MEETING on May 27, 2003 to seek authorization for actions associated with the merger of SIBNEFT

Moscow, May 8, 2003. The Board of Directors of YUKOS Oil Company at a meeting held on May 6, 2003, approved the convening of an extraordinary general shareholders' meeting of the Company on May 27, 2003, as a part of the process of implementing the ultimate merger (integration) between YUKOS Oil Company and Sibneft Oil Company.

YUKOS shareholders, among other things, will be asked to approve a large-scale transaction (a set of interconnected transactions) to acquire 20% minus one share of Sibneft for USD 3 billion and to acquire up to an additional 72% of Sibneft shares in exchange for shares of Yukos

To facilitate this shareholders will be also asked to approve an increase in the charter capital of the Company through authorization and placement of up to one billion new shares. Corresponding amendments to the Articles of Association of the Company will be made. The placement of new shares is planned through a closed subscription with payment to be made in Sibneft shares. After completion of the placement the Articles of Association of the Company will be amended, taking into account the number of shares actually placed.

The extraordinary general meeting will be held by correspondence. Materials relating to the meeting have been distributed to shareholders and are available on the Company website (www.yukos.com, www.yukos.ru).

Notification of EGM (Translated from Russian)
Draft resolutions of EGM (Translated from Russian)

Forward-looking statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

5/5/2003 Sergei Kudryashov appointed Acting General Director of OAO Yuganskneftegas

Moscow, 5 May 2003 - Sergei Kudryashov has been appointed Acting General Director of OAO Yuganskneftegas (a YUKOS Oil Company Production Association with operations in the Khanty-Mansiysk Autonomous District). He replaces Tagirzyan Gilmanov, who has relocated to YUKOS headquarters, where he will head an oil field services company being created out of several service units of ZAO YUKOS EP.

Sergei Kudryashov was born on 25 July 1967 in Otradny, Kuibyshev (now Samara) Oblast. In 1991, he graduated from the Kuibyshev Polytechnical Institute with a degree in Oil and Gas Field Development and Operations. From 1991 to 2000, he worked at the Nizhnevartovskneft NGDU (Oil and Gas Production Unit) as an oil

and gas production operator, a shift foreman, deputy oil and gas production supervisor, production supervisor, and Chief Engineer/Deputy General Director. Between April 2000 and his appointment as Acting General Director of Yuganskteftegas, he held the posts of Chief Engineer at the Strezhevoyneft NGDU of OAO Tomskneft, and Head of the Strezhevoyneft NGDU/Deputy Director of OAO Tomskneft.

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

YUKOS Oil Company (an Open Joint-Stock Company)
Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26

Dear Shareholders,

YUKOS Oil Company (an Open Joint Stock Company) (hereinafter referred to as OAO NK YUKOS or "Company") hereby notifies you that an **extraordinary General Meeting of Shareholders of OAO NK YUKOS** (hereinafter referred to as "Meeting") will be held on **May 27, 2003.**

The meeting will be held by absentee voting, using voting ballots in lieu of physical presence of the shareholders.

The list of persons entitled to participation in the Meeting has been drawn on the basis of information contained in the register of shareholders of the Company as of **May 6, 2003.**

Completed voting ballots signed by the shareholders should be sent to Closed Joint-Stock Company "M-Reyestr", the registrar of OAO NK YUKOS, acting in the capacity of the Ballot Counting Committee, to the following address: **117312, Moscow, Ul. Vavilova 23, ZAO "M-Reyestr".** The deadline for submission of voting ballots is **May 27, 2003.**

The date of the Meeting is the same as the deadline for submission of voting ballots.

The voting ballots signed by representatives of the persons included into the list of persons entitled to participation in the Meeting should be submitted together with the powers of attorney issued in accordance with the applicable requirements of the Civil Code of the Russian Federation. If a power of attorney is issued as a result of exercise of the right of delegation, it or its copy should be accompanied by the power of attorney based on which it was issued, or a notarized copy thereof. Failure to comply with the requirements set forth in this paragraph will invalidate the voting ballots signed by representatives acting under powers of attorney.

Agenda of the Meeting:

1. *Approval of the major transaction (series of related transactions) of OAO NK YUKOS associated with acquisition and disposal by OAO NK YUKOS of property whose value exceeds 50% of the book value of the assets of OAO NK YUKOS based on its accounting records for Q1 2003.*
2. *Approval of amendments and additions to the Charter of OAO NK YUKOS.*
3. *Increase of the charter capital of OAO NK YUKOS by issuance of additional ordinary shares.*

We would like to draw your attention to the fact that one of the matters on the agenda of the Meeting is approval of amendments and additions to the Charter of OAO NK YUKOS, following which OAO NK YUKOS will have the right to organize and conduct closed subscription to the shares additionally issued by the Company. The sole purpose of the proposed amendments and additions is completion of the aforementioned transaction with OAO Sibneft. Upon completion of the said transaction with OAO Sibneft, subject to approval by the meeting of shareholders, the shareholders will be asked to approve subsequent amendments and additions to the Charter of the Company with a view to restore the ban on the use of closed subscription.

Reference materials related to the matters on the agenda of the Meeting include the following:

* Draft resolutions of the Meeting;
* Draft amendments and additions to the Charter of OAO NK YUKOS;
* Report of independent appraiser ZAO "International Valuation Center" on the market value of one ordinary share of OAO NK YUKOS;
* Computation of the net asset value of OAO NK YUKOS based on its accounting records for Q1 2003;
* Extract from the minutes of the meeting of the Board of Directors of OAO NK YUKOS (Minutes dated May 6, 2003) which passed the resolution to determine the repurchase price of OAO NK YUKOS shares with an indication of such repurchase price;
* Extract from the minutes of the meeting of the Board of Directors of OAO NK YUKOS which passed the resolution to determine the placement price of additional shares (Minutes dated May 6, 2003).

The reference materials furnished to the shareholders for review in preparation for the Meeting are sent to the shareholders together with the notice of the Meeting and the voting ballots. The shareholders may additionally review the aforementioned reference materials during the period from **May 7, 2003** to **May 27, 2003** on business days from 2:00 PM to 5:00 PM local time, at the following addresses:

- Moscow, Ulansky per., 26, OOO YUKOS-Moscow, Tel. (095) 924 50 03;
- Moscow, Ul. Vavilova, 23, ZAO M-Reyestr, Tel. (095) 719-09-47;
- Moscow, Kolpachny per., 3/2, Tel. (095) 924-50-03;
- Nefteyugansk, 7th Mikrorayon, 49, 4th floor, Tel. (34612) 3-02-75, 3-02-73;
- Samara, Ul. Kuybysheva, 145, Tel. (8462) 39-94-80
- Strezhevoy, the Tomsk Region, Ul. Burovikov, 23, Tel. (38259) 6-38-27, 6-39-24, 6-33-84
- Tomsk, nab. r. Ushayki, 24, Tel. (3822) 27-53-76, 27-53-87;
- Abakan, Ul. Gagarina, 7, Room 31, Tel. (39022) 4-77-66;
- Angarsk, OAO ANKhK, Company Office, Facility 1445, how to get: Tram 5, Shuttle bus 10, 20, Buses 10, 6U, stop name: "Upravleniye OAO ANKhK", Room No. 512, Tel. (3951) 57-87-42, 57-89-57, 57-60-66;
- Achinsk-14, Adm. building OAO ANPZ VNK , Room 102, Tel. (39151) 5-36-21, 5-38-03, also at Achinsk, Ul. Kirova, 83, foyer, Tel. (39151) 5-05-40;
- Belgorod, Ul. Pobedy, 16, lobby, Tel. (0722) 33-58-15;

- Bratsk-34, settlement of Padun, industrial site, administrative building of OAO BNP, Room No. 1, Tel. (3953) 36-48-74, 32-37-45;
- Bryansk, Ul. S. Perovskoy, 48, Typing Pool, Tel. (0832) 44-42-79;
- Voronezh, Ul. Kirova, 4, 11th floor foyer, Tel. (0732) 77-60-24;
- Irkutsk, Ul. Oktyabrskoy Revolyutsii, 5, Room No. 403, Tel. (3952) 34-26-88;
- Lipetsk, Ul. Gagarina, 102, Property Management Department, Tel. (0742) 34-60-56;
- Novokuybyshevsk, OAO NkNPZ Trade Union Committee Building, Room No. 24, Tel. (84635) 98-1-79, 98-3-95;
- Oryol, Ul. Mayakovskogo, 40, Conference Hall, Tel. (0862) 75-20-22;
- Penza, Ul. Neytralnaya, 104, Tel. (8412) 56-43-81, 52-48-86;
- Samara, Ul. Galaktionovskaya, 72, 1st floor, lobby, Tel. (8462) 33-77-53, 32-41-74;
- Samara, Ul. Kishinyovskaya, 13, Room No. 213, Tel. (8462) 77-36-63, 77-30-54;
- Stavropol, Ul. Lermontova, 185, 6th floor, conference hall, Tel. (8652) 26-66-77;
- Syzran, Ul. Astrakhanskaya, 1, Plant Management Building lobby, Securities Management Room, Capital Construction Department Building, Tel. (84643) 6-54-56, 595-31-36.
- Tambov, Ul, Pionerskaya, 9a, visitors' room, Tel. (0752) 75-02-72;
- Tomsk, Ul. Pushkina, 30, Room No. 10, Tel.(3822) 65-25-18;
- Ulan-Ude, Ul. Zaovrazhnaya, 1, Room No. 5, Tel. (3012) 44-11-81;
- Ulyanovsk, Ul. L. Tolstogo, 91, Room No. 12, Tel. (8422) 31-88-65;
- Khanty-Mansiysk, Ul. Engelsa, n/n (oil depot facility), lobby, Tel. (34671) 3-37-57.

We hereby notify you that the agenda of the Meeting contains matters which, if voted upon, will give the shareholders-owners of voting shares of the Company who voted against, or did not participate in voting on such matters the right to demand repurchase by the Company of the voting shares held by them, pursuant to the provisions of paragraph 1 of Article 75 of Federal Law "On Joint Stock Companies" (hereinafter referred to as the "Law"), at the price of RUR 297.00 per one ordinary share (as determined by the Board of Directors of the Company on the basis of the report by independent appraiser ZAO "International Valuation Center" dated April 29, 2003, in accordance with the provisions of par. 3 of Art. 75 of the Law).

If you vote against, or do not participate in voting on (fail to submit your voting ballot by the established deadline) such matters and elect to demand repurchase by the Company of all or any portion of OAO NK YUKOS shares held by you, then, in accordance with the share repurchase procedures approved by the Board of Directors of OAO NK YUKOS, you will need to do the following:

1. Draw (in an optional form) and sign a written request for repurchase of OAO NK YUKOS shares held by you (hereinafter referred to as "Request"), which must contain the following information:
- Last name, first name, patronymic (for legal entities – Name);
- Passport information: series, number, issuing authority, date of issue (for legal entities – Registration information);
- Residence address (for legal entities – Location);
- Number of shares that you request the Company to repurchase;
- Shareholder's contact telephone number.

2. Send the signed Request by registered mail to the address of the OAO NK YUKOS Share Repurchase Agent: *113035, Moscow, Sadovnicheskaya Street 84/3/7, Joint Stock Commercial Bank "Trust and Investment Bank", Commercial Banking Office*, or hand-deliver the signed Request to the JSCB "TIB" authorized representative at the following address: *Moscow, Kolpachniy Pereulok 4, Bldg 4, Room 305.* The request to repurchase the shares held by the OAO NK YUKOS shareholder should be presented (delivered to JSCB "Trust and Investment Bank") not later than 45 days following the date of approval of the appropriate resolution by the Meeting. **Requests which are received by JSCB "Trust and Investment Bank" after the aforementioned deadline, or contain incomplete, false or misleading information will not be accepted for consideration.**

3. Receive by mail a set of completed documents for re-registration of the shares repurchased from you in the name of OAO NK YUKOS, and ***detailed instructions*** on completion of the said documents, obtaining tax privileges, and election of the method to be used for payment for the shares repurchased from you (transfer to your bank account or mail order), which shall be send to you by JSCB "Trust and Investment Bank".

4. Following the aforementioned instructions, complete and send (deliver) the documents mentioned above in par. 3 to JSCB "Trust and Investment Bank".

5. Within 30 days following the expiry of the repurchase request submission period, OAO NK YUKOS will repurchase the shares held by the shareholders who submitted such requests in accordance with the established procedure. The payment for the repurchased shares will be effected after JSCB "Trust and Investment Bank" has received properly completed documents required for re-registration of repurchased shares in the name of OAO NK YUKOS, and after repurchased shares have been re-registered in the name of OAO NK YUKOS.

6. The aggregate amount of funds allocated by the Company to repurchase the shares may not exceed 10% of the net asset value of the Company as of the date of approval by the Meeting of the resolution giving rise to the right of the shareholders to demand repurchase by the Company of the shares held by them. If it is established that the shareholders of OAO NK YUKOS have submitted share repurchase requests for an aggregate value in excess of 10% of the net asset value of the Company as of the date of approval of the resolution authorizing the reorganization, the shares will be repurchased from the shareholders on a *pro rata* basis using mathematical rounding rules.

Board of Directors of OAO NK YUKOS

DRAFT RESOLUTIONS ON THE MATTERS ON THE AGENDA
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF OAO NK YUKOS
MAY 27, 2003

Matter No. 1: Approval of a major transaction (series of related transactions) to be executed by OAO NK YUKOS, where the said transaction (series of related transactions) involves acquisition and disposal by OAO NK YUKOS of property whose value exceeds 50% of book value of the assets of OAO NK YUKOS based on its accounting records for Q1 2003

Resolution: *1. Approve the major transaction of OAO NK YUKOS, the subject matter thereof being property whose value exceeds 50% of the book value of the assets of OAO NK YUKOS based on its accounting records for Q1 2003, the said transaction consisting of the following related transactions to be executed by OAO NK YUKOS with a view to acquire ordinary registered shares of OAO Sibneft:*

Approve Deed of Share Purchase for the acquisition of 948,259,926 outstanding ordinary registered shares of OAO Sibneft with a face value of RUR 0.0016 each (the said shares constituting in their entirety 20% minus 1 share of the charter capital of OAO Sibneft) by and between OAO NK YUKOS ("Buyer") on the one hand, and White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd. ("Sellers") on the other hand, at the price equivalent to US$ 3,000,000,000 (three billion US dollars), vesting the managing organization of OAO NK YUKOS with the right to modify the terms and conditions of the said Deed of Share Purchase with the exception of those set forth herein, and approve the transactions and actions stipulated by the said Deed of Share Purchase, including the following:

- *approve the discharge by OAO NK YUKOS of its payment obligations with respect to the shares of OAO Sibneft by paying the aforementioned price in cash or otherwise as may be determined by the Board of Directors of OAO NK YUKOS including, but not limited to, by transferring to the Sellers OAO NK YUKOS notes (non-interest-bearing notes with the aggregate face value equivalent to US$ 3,000,000,000 (three billion US dollars) payable in Russian rubles at the exchange rate of the Central Bank of the Russian Federation as of the settlement date upon presentation thereof for payment), provided that the obligations thereunder may be discharged by the payment of the face value thereof or otherwise as may be agreed by the parties;*
- *approve receipt by OAO NK YUKOS of the shares of OAO Sibneft to be purchased under the Deed of Share Purchase, the said shares being pledged (charged) under the Deed of Charge to be executed in connection with the Deed of Share Purchase pending the transfer of the title thereto by the Sellers to OAO NK YUKOS, with a view to secure proper discharge by the Sellers of their obligations related to the transfer of the said shares under the Deed of Share Purchase;*
- *approve transfer by OAO NK YUKOS of the shares of OAO Sibneft received under the Deed of Share Purchase, the said shares being pledged (charged) under the Deed of Charge to be executed in connection with the Deed of Share Purchase pending the payment therefor, with a view to secure proper discharge by OAO NK YUKOS of its obligations related to the payment for the said shares under the Deed of Share Purchase;*
- *approve the borrowing by OAO NK YUKOS of funds, the amount thereof being not in excess of US$ 3,000,000,000 (three billion US dollars), for a term not in excess of three years, at the interest rate not in excess of 15% p.a., or issuance by OAO NK YUKOS of non-interest-bearing notes with an aggregate face value equivalent to US$ 3,000,000,000 (three billion US dollars) payable in Russian rubles at the exchange rate of the Central Bank of the Russian Federation as of the settlement date upon presentation thereof for payment, provided that the said notes may be subsequently substituted by way of novation into notes with an aggregate face value not in excess of the Russian ruble equivalent of US$ 3,000,000,000 (three billion US dollars), at the rate not in excess of the refinancing rate of the Central Bank of the Russian Federation as of the date of such novation, and with a maturity not in excess of 3 years following the date of issuance thereof.*

Approve the Deed of Share Exchange, the framework agreement for the exchange of ordinary registered shares of OAO NK YUKOS into up to 3,413,735,740 outstanding ordinary registered shares of OAO Sibneft constituting 72% of the charter capital of OAO Sibneft, by and between OAO NK YUKOS and the shareholders of OAO Sibneft: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., vesting the Board of Directors of OAO NK YUKOS with the right to determine the procedures for such exchange, including the ratio of the shares so exchanged, subject to the applicable regulations and to the fair market value of the said shares, provided that the aggregate number of the shares of OAO NK YUKOS to be exchanged into the shares of OAO Sibneft may not exceed the number of shares constituting 26.01% of the charter capital of OAO NK YUKOS as of the date of execution of the major transaction contemplated herein.

Approve conclusion and performance by OAO NK YUKOS of any transactions and actions in connection with the execution and delivery of the Deed of Share Purchase and the Deed of Share Exchange, as well as of any transactions and actions described therein and/or in attachments thereto.

Instruct the Board of Directors of OAO NK YUKOS to perform all actions and pass all resolutions as may be required to implement the terms and conditions of the deeds mentioned herein.

2. Reaffirm the authority of OOO YUKOS – Moskva, the managing company of OAO NK YUKOS (executive body of OAO NK YUKOS), to execute transactions on behalf of OAO NK YUKOS, and instruct the said managing organization to perform all actions and sign all documents as may be required to execute the transactions in pursuance hereof.

Matter No. 2: ***Approval of amendments and additions to the Charter of OAO NK YUKOS***

Resolution: *1. Approve the following amendments and additions to the Charter of Open Joint Stock Company "Oil Company "YUKOS":*

(1) Article 5 ("Charter Capital of the Company") of the Charter of OAO NK YUKOS shall be complemented with paragraph 2.1 in the following wording:

"2.1. The Company may issue, in addition to the outstanding shares, 1,000,000,000 (one billion) ordinary registered uncertificated shares with the face value of RUR 0.004 each, the said shares vesting the holders thereof with the rights of shareholders-owners of ordinary shares of the Company as provided by this Charter and applicable regulatory acts of the Russian Federation ("Authorized Shares of the Company")."

(2) The third sentence of paragraph 3 of Article 5 ("Charter Capital of the Company") of the Charter of OAO NK YUKOS shall be deleted: "Issuance of additional shares of the Company by closed subscription shall not be permitted".

2. Mr. V.S. Shakhnovsky, President of OOO YUKOS-Moskva, managing company of OAO NK YUKOS, shall be instructed to register amendments and additions to the Charter of OAO NK YUKOS and perform any other actions as may be required in connection with the approval of the said amendments and additions to the Charter of OAO NK YUKOS.

Matter No. 3: ***Increase of the charter capital of OAO NK YUKOS by issuance of additional ordinary shares***

Resolution: *1. The charter capital of OAO NK YUKOS shall be increased by issuance of 1,000,000,000 (one billion) additional ordinary registered uncertificated shares with a face value of RUR 0.004 each (hereinafter referred to as "Additional Shares") on the following terms and conditions:*

- *Additional Shares shall be issued by closed subscription in favor of the following persons: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd.*
- *The shareholders which voted against, or did not participate in voting on, issuance of Additional Shares shall have a pre-emptive right to purchase Additional Shares in proportion to the number of outstanding ordinary registered uncertificated shares of OAO NK YUKOS held by them.*
- *Additional Shares shall be paid up in full at the time of their issuance.*
- *The payment for Additional Shares shall be made in kind by ordinary registered uncertificated shares of Open Joint Stock Company "Siberian Oil Company" with a face value of RUR 0.0016 each; the fair market value of the latter shall be established by the independent appraiser ZAO "International Valuation Center", while the price thereof shall be determined by the Board of Directors of OAO NK YUKOS and shall not exceed the value established by the independent appraiser. Shareholders electing to exercise their pre-emptive right to purchase Additional Shares may, in their own discretion, pay for such shares in cash in Russian rubles by bank transfer in accordance with the procedure established by the Resolution approving the issuance of Additional Shares.*
- *Additional Shares shall be issued not earlier than two weeks after information about the state registration of the issue of Additional Shares has been properly disclosed, and all potential purchasers thereof have been given an opportunity to review information about the issue of Additional Shares, such information being disclosed in accordance with the applicable regulatory acts of the Russian Federation.*
- *Following the state registration of Additional Shares, OAO NK YUKOS shall notify all aforementioned shareholders of the opportunity to exercise the pre-emptive right vesting therein. Within 45 days after OAO NK YUKOS has given the aforementioned notice as described above, shareholders may exercise their pre-emptive right, whether fully or in part, in accordance with the procedure provided by the Resolution approving the issuance of Additional Shares. The outcome of exercise by shareholders of their pre-emptive right shall be determined and approved by the Board of Directors of OAO NK YUKOS not later than 7 (seven) business days following the expiry of the aforementioned period, whereupon the remaining Additional Shares shall be issued to the persons participating in the closed subscription by execution of civil law contracts governing exchange of Additional Shares for outstanding ordinary registered uncertificated shares of OAO Sibneft in accordance with the procedure provided by the Resolution approving the issuance of Additional Shares.*
- *Procedures for determining the price of issuance of Additional Shares, including procedures for determining the price of issuance of Additional Shares in favor of shareholders which have a pre-emptive right to purchase Additional Shares:*

(1) The shares shall be issued in favor of the persons participating in the subscription at the price approved by the Board of Directors of OAO NK YUKOS which shall be determined in accordance with the following formula: ***Placement Price per Share = A x (B/C),*** *where*

A *is the fair market value of one outstanding ordinary registered share of Open Joint Stock Company "Siberian Oil Company" (OAO Sibneft) as determined by an independent appraiser;*

B *is the number of outstanding ordinary shares of OAO Sibneft constituting 1% of the charter capital of OAO Sibneft;*

C *is the number of outstanding ordinary shares of OAO NK YUKOS constituting 0.36125% of the charter capital of OAO NK YUKOS without taking into account the shares held at the time of price determination by OAO NK YUKOS and wholly-owned subsidiaries of OAO NK YUKOS.*

(2) The shares shall be issued in favor of shareholders which have a pre-emptive right to acquire the same at the price per share which shall be equal to the average weighted fair market value of one outstanding ordinary registered share of OAO NK YUKOS at Moscow Interbank Currency Exchange for the three months preceding the date of approval by the Board of Directors of OAO NK YUKOS of Resolution approving the issuance of Additional Shares, but in any event not more than 10 percent lower than the price of issuance in favor of the persons participating in the subscription.

The price of issuance of shares in favor of the persons participating in the subscription and shareholders which have a pre-emptive right to purchase such shares, determined in accordance with the procedure provided herein, shall be indicated in figures in the Resolution approving the issuance of shares approved by the Board of Directors of OAO NK YUKOS.

- *Subject to the outcome of issuance of Additional Shares, appropriate amendments and additions shall be made to the Charter of OAO NK YUKOS on the basis of this resolution of the General Meeting of Shareholders approving the increase of the charter capital of OAO NK YUKOS by issuance of Additional Shares, and the properly registered report on the outcome of issuance of Additional Shares.*

2. OOO YUKOS-Moskva, managing company of OAO NK YUKOS (executive body of OAO NK YUKOS), shall be instructed to perform all actions as may be necessary in connection with the increase of the charter capital of OAO NK YUKOS.

YUKOS REPORTS CONSOLIDATED US GAAP RESULTS FOR THE FOURTH QUARTER AND THE FULL YEAR OF 2002

Moscow, May 19, 2003. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the fourth quarter and full year of 2002. The annual financial statements were prepared in accordance with US GAAP and have been audited by PricewaterhouseCoopers.

2002 Fourth Quarter and Full Year Financial and Operational Highlights

		Three Months Ended December 31st,		Year Ended December 31st,	
		2002	2001	2002	2001
Sales and other operating revenues	mln USD	**3,424**	1,931	**11,373**	9,461
Net income	mln USD	**988**	423	**3,058**	3,156
Non-cash deferred income tax credit	mln USD	**(368)**	-	**(368)**	(525)
Net income excluding deferred income tax credit	mln USD	**620**	423	**2,690**	2,631
Earnings per share, basic	USD	**0.46**	0.20	**1.42**	1.47
Earnings per share, diluted	USD	**0.46**	0.20	**1.41**	1.47
Non-cash deferred income tax credit per share	USD	**(0.17)**	-	**(0.17)**	(0.24)
Earnings per share, basic, excluding deferred income tax credit	USD	**0.29**	0.20	**1.25**	1.23
Earnings per share, diluted, excluding deferred income tax credit	USD	**0.29**	0.20	**1.24**	1.23
Crude oil production	mln MT	**19.1**	15.4	**69.5**	58.2
	mln bbl	**140**	113	**508**	426
Refining throughput	mln MT	**9.6**	7.2	**32.9**	28.8
	mln bbl	**70**	53	**241**	211

"Decreasing production costs and the operational growth achieved by the Company in recent years which is unprecedented in the Russian oil industry, allowed YUKOS to show good financial results in 2002 despite weak prices in the first quarter of the year." said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of directors of YUKOS.

Strong sales, production and reserves growth for the year

Sales and other operating revenues reached USD 11,373 million for the full year 2002, a 20.2% increase compared to 2001 primarily due to higher production and sales volumes. Including the effects of deferred tax credits in both years, net income for the full year was USD 3,058 million versus USD 3,156 million in 2001 as margins were affected by weak prices in the first quarter, increases in production taxes, distribution expenses and other costs. Excluding the effects of deferred tax credits, net income was up 2.2% from 2001.

Crude oil production reached 69.5 million metric tons (on average 1,392,000 barrels per day) in the full year of 2002, up 19.3% compared to 2001 driven by continued productivity improvements and new development. Refining throughput increased 14.3% year on year to 32.9 million metric tons (an average 659,000 barrels per day) in 2002. A portion of the increase is attributable to the consolidation of AB Mazeikiu Nafta in September 2002.

Average E&P lifting costs in 2002 were $1.47 per boe, 17.4% lower than in 2001, and average general and administrative expenses related to oil and gas production were $0.38 per boe, 15.2% higher than in 2001. The decline of lifting costs in 2002 compared to 2001 occurred primarily as a result of improved production

efficiency due to production growth, reduction of the number of active wells, improvement of water cut through sophisticated reservoir management, headcount reduction, improvement of procurement and other efficiency improvements. In 2002, refining operating expenses were $1.11 per bbl, 13.3% higher than in 2001.

Crude oil, condensate and natural gas liquids proved reserves at the end of 2002, as determined by DeGolyer and MacNaughton, the Company's independent reservoir engineers, in accordance with US SEC guidelines, increased by 135 million metric tons (901 million barrels) to 1.438 billion metric tons (10.453 billion barrels). The increase in liquid reserves came from extensions and discoveries (52%), acquisitions (9%) and revisions (39%). Natural gas proved reserves increased by 61 billion cubic meters (2.125 trillion cubic feet) to 130 billion cubic meters (4.579 trillion cubic feet), as a result of acquisitions (129%), partly offset by revisions (-29%). In accordance with Society of Petroleum Engineers (SPE) methodology, proved reserves of crude oil and condensate were 1.891 billion metric tons (13.734 billion barrels) and proved reserves of gas were 220 billion cubic meters (7.771 trillion cubic feet) at the end of 2002.

During 2002, YUKOS continued to invest heavily in its upstream development activities, in refinery upgrades and enhancement of its marketing capabilities. For the full year 2002, net capital expenditures totaled USD 1.263 billion, compared to USD 954 million in 2001. Net capital expenditures in the upstream operations in 2002 were USD 923 million and net downstream and other capital expenditures totaled USD 340 million in 2002. In addition, acquisitions during 2002 included controlling interests in OAO Arcticgas ZAO Urengoil Inc., AB Mazeikiu Nafta, equity interests in ZAO Rospan International, Transpetrol a.s., , and an additional interest in the Eastern Oil Company (VNK).

The full set of financial statements and notes thereto as well as management's discussion and analysis of 2002 are available on the Company's web site.

Review of operational and financial performance in the fourth quarter of 2002

__Continued production growth, strong crude oil and petroleum products prices__

Crude oil production reached 19.1 million metric tons (an average level of 1,522,000 barrels per day) in the fourth quarter, up 24.3% compared to the fourth quarter of 2001. Total crude oil and petroleum product sales reached 18.8 million metric tons in the fourth quarter of 2002, a 31.9% increase over the same period of 2001. International sales of crude oil were 9.0 million metric tons (66 million barrels) in the fourth quarter of 2002, a 24.7% increase year on year. International sales of petroleum products in the fourth quarter of 2002 totaled 4.4 million metric tons compared to 2.3 million metric tons in the same period of 2001, a 93.2% increase mostly as a result of inclusion of Mazeikiu Nafta's sales into the consolidated Company results. Domestic sales of petroleum products were 5.0 million metric tons in the fourth quarter of 2002 compared to 4.4 million metric tons in the same period of 2001, an increase of 14.8%.

International crude oil prices, a key driver of the Company's sales, increased in the fourth quarter of 2002 compared to the fourth quarter of 2001, but decreased slightly compared to the third quarter of 2002. The average realized price for international sales of crude oil in the fourth quarter of 2002 was USD178.25 per metric ton (USD 24.38 per barrel), compared to USD 131.95 per metric ton (USD 18.05 per barrel) in the same period of 2001, an increase of 35.1%. The average realized price for international sales of crude oil in the fourth quarter of 2002 was down 4.8% compared to the third quarter of 2002. In the fourth quarter of 2002, the average realized price for international sales of petroleum products was USD 220.20 per metric ton (USD 29.75 per barrel), compared to USD 145.00 per metric ton (USD 19.90 per barrel) in the same period of 2001, an increase of 51.9%. In the fourth quarter of 2002, the average realized price for international sales of petroleum products was up 23.7% compared to the third quarter 2003. On the domestic petroleum products market the average realized price was USD 138.67 per metric ton (USD 18.26 per barrel) in the fourth quarter of 2002, compared to USD 127.56 per metric ton (USD 17.05 per barrel) in the same period of 2001, an increase of 8.7%. The average realized price of domestic petroleum products was down 22.3% compared to the third quarter of 2002. Petroleum products realized prices in USD per barrel has been calculated using approximate petroleum product weighted average coefficients that can be different for domestic. and international sales as well as for different time periods.

Sales up 77.3% on volume and price increases, earnings up 133.6% (46.6% excluding the effects of deferred tax credits) year on year despite higher distribution, SG&A and tax expenses.

Sales and other operating revenues were USD 3.424 billion in the fourth quarter of 2002, compared to USD 1.931 billion in the same period of 2001, a 77.3% increase year on year driven by higher sales volumes and higher realized prices.

Operating expenses were USD 462 million in the fourth quarter of 2002, up 61.0% compared to the same period of 2001 due to higher production volumes, consolidation of operating expenses of recently acquired entities, such as Mazeikiu Nafta and Kopeika, higher transportation expenses of crude oil to refineries; and increases in certain operating costs, such as electricity and salary expenses.

In the fourth quarter of 2002 production lifting expenses (expenses related to oil and gas extraction) excluding depreciation and taxes were $1.67 per boe, 7.2% lower year on year and general and administrative expenses related to oil and gas production were $0.53 per boe, 165.0% higher year on year. The increase in general and administrative expenses per boe was primarily due to the fact that during the fourth quarter of 2002, as a part of annual review of assets and liabilities, the production subsidiaries recorded bad debt provisions, inventory write offs and increased provisions for legal liabilities in total amount of USD 20 million ($0.14 per boe). The remainder of increase was mainly due to increase in salaries and other employee benefits, and an increase in consulting services. In the fourth quarter of 2002 refining operating expenses excluding depreciation and taxes were $1.09 per bbl, 6.9% higher year on year.

Distribution expenses increased 132.3% to USD 446 million in the fourth quarter 2002 compared to USD 192 million in the same period of 2001. The increase resulted from significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the total transportation mix.

Selling, general and administrative expenses (SG&A) increased 64.4% to USD 296 million in the fourth quarter of 2002 compared to USD 180 million in the same period of 2001. This increase was primarily due to non-cash write-offs of certain balances determined to be impaired in a total amount of USD 62 million. Selling, general and administrative expenses of recently acquired companies, such as Mazeikiu Nafta and Kopeika, contributed another USD 22 million to this increase. The remainder of increase was primarily due to increased salaries and other employee benefits and increased advertising and consulting expenses.

Taxes other than income taxes were higher in the fourth quarter of 2002 versus the fourth quarter of 2001 primarily as a result of higher sales, introduction of the unified production tax effective January 1, 2002 and higher export duties. Taxes other than income tax amounted to USD 1,034 million in the fourth quarter of 2002, which represents an increase of 90.8% versus the corresponding period of 2001.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) for the fourth quarter of 2002 was USD 923 million, compared to USD 565 billion in the same period of 2001 (see reconciliation of EBITDA to net income in a table below).

Depreciation, depletion and amortization was USD 153 million in the fourth quarter of 2002, compared to USD 75 million in the same period of 2001. The increase was driven by higher production volumes, continued capital investments and acquisitions.

Current income tax expense was USD 105 million in the fourth quarter of 2002, compared to USD 75 million in the same period of 2001.

Deferred income tax expense was negative at USD 266 million in the fourth quarter of 2002 as a result of a non-cash reduction of USD 368 million in deferred tax liabilities which resulted from management's revised estimate of the applicable tax rates associated with the expected remittance of earnings from certain foreign subsidiaries. Deferred income tax expense was USD 71 million in the fourth quarter of 2001.

Net income was USD 988 million in the fourth quarter of 2002 (USD 620 million excluding the effect of the deferred income tax credit), 133.6% (46.6% excluding deferred income tax credit) higher than in the same

period of 2001 reflecting the strong price environment and growing sales volumes partly offset by increased costs and other deductions.

Strong cash flows, increased capital spending

Net cash flow from operating activities was USD 727 million in the fourth quarter 2002, compared to USD 568 million in the same period of 2001.

Net capital expenditures totaled USD 314 million in the fourth quarter of 2002, compared to USD 309 million in the same period of 2001. Net capital expenditures in upstream operations in the fourth quarter of 2002 were USD 267 million and net downstream and other cash capital expenditures totaled USD 47 million for the fourth quarter of 2002.

Net purchases of long-term investments in the fourth quarter of 2002 amounted to USD 106 million compared to USD 404 million in the fourth quarter of 2001. In the fourth quarter of 2002 cash outlays included payment of USD 50 million for a 50.4 percent stake in Sakhaneftegas, USD 22.5 million for a 12 percent stake in OAO Arcticgas, purchase of additional interests in Eastern Oil Company and other investments.

Cash, cash equivalents and marketable securities as of December 31, 2002 were USD 3,995 million compared to USD 3,445 million at December 31, 2001. Combined long-term and short-term debt was USD 499 million at the end of the fourth quarter of 2002 compared to USD 116 million at December 31, 2001. The increase in total debt was virtually all due to the consolidation of AB Mazeikiu Nafta.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS ordinary shares are traded on the RTS (Russian Trading System), MICEX (Moscow Interbank Currency Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded over the counter in the US, Munich, London, Frankfurt, Stuttgart and Berlin.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Percentage changes and volume data in barrels are calculated from the volume data before rounding

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	December 31st, 2002	December 31st, 2001
Current assets	7,232	5,910
Total assets	14,394	10,502
Current liabilities	1,704	1,264
Total liabilities	3,523	2,257
Minority interest	316	182
Total shareholders' equity	10,555	8,063

Operating Data

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	2002	2002	2001
Oil production (million metric tons)	19.1	15.4	69.5	58.2
Oil production (million barrels)	140	113	508	426
Refining throughput (million metric tons)	9.6	7.2	32.9	28.8
Refining throughput (million barrels)	70	53	241	211
Light products yield (%)	61.42%	56.52%	58.78%	58.10%
Total crude oil and petroleum product sales (million metric tons)	18.8	14.3	68.2	57.7

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	2001	2002	2001
Sales and other operating revenues	3,424	1,931	11,373	9,461
Total operating costs and other deductions	(2,689)	(1,379)	(7,890)	(5,827)
Crude oil and petroleum products purchased	(178)	(64)	(340)	(481)
Operating expenses	(462)	(287)	(1,479)	(1,182)
Distribution expenses	(446)	(192)	(1,514)	(1,048)
Selling, general and administrative expenses	(296)	(180)	(835)	(671)
Depreciation, depletion and amortization	(153)	(75)	(459)	(270)
Taxes other than income tax	(1,034)	(542)	(3,087)	(2,075)
Total other income	114	20	327	232
Total income tax	161	(146)	(746)	(702)
Minority interest	(22)	(3)	(6)	(8)
Net income	988	423	3,058	3,156
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,155	2,157	2,155	2,142
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,163	2,160	2,163	2,145
Basic net income per ordinary share (USD per share)	0.46	0.20	1.42	1.47
Diluted net income per ordinary share (USD per share)	0.46	0.20	1.41	1.47

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	2001	2002	2001
Net income	988	423	3,058	3,156
Adjustments to reconcile net income to net cash provided by operating activities	67	75	917	420
Total changes in operational working capital, excluding cash and debt	(328)	70	(1,008)	(462)
Net cash from operating activities	727	568	2,967	3,114
Net cash used for investment activities	(266)	(840)	(2,349)	(2,962)
Net cash used for financing activities	(48)	(114)	(360)	(639)
Effect of foreign exchange on cash balances	5	4	(20)	(43)
Net change in cash and cash equivalents	418	(382)	238	(530)
Capital expenditures as % of net income	*31.8%*	*73.0%*	*41.3%*	*30.2%*

Reconciliation of earnings before interest, tax, depreciation and amortization (EBITDA) to net income.
(expressed in millions of US Dollars)

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	2001	2002	2001
Net income	988	423	3,058	3,156
Add back (less)				
Income tax:				
Current income tax expense	105	75	490	598
Deferred income tax expenses (benefit)	(266)	71	256	104
Total income tax expense (benefit)	(161)	146	746	702
Net interest expense (income)	(57)	(79)	(269)	(264)
Depreciation, depletion and amortization	153	75	459	270
EBITDA	923	565	3,994	3,864

PRESS RELEASE

YUKOS' CRUDE OIL PRODUCTION UP 22.7% IN THE FIRST QUARTER 2003

Moscow, 14 May 2003. YUKOS Oil Company today released its preliminary operating results for the first quarter of 2003. YUKOS produced 19.2 million metric tons (141 million barrels) of crude oil in the first quarter of 2003, which is 22.7% more than in the corresponding period of 2002. Refinery throughput increased by 32.1% in the first quarter of 2003 to 9.3 million metric tons (68 million barrels), mainly as a result of consolidation into the Company's operating results of 1.7 million metric tons (13 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the first quarter of 2003.

"YUKOS' consistent implementation of its strategy and its efficient operations have led to continued crude oil production, refining and export growth in the first quarter of 2003 despite the existing general problem of transportation infrastructure constraints," said Mikhail Khodorkovsky, Chairman of the Executive Committee of YUKOS' Board of Directors.

Gas production was 1.04 billion cubic meters (36.8 billion cubic feet) in the first quarter of 2003 compared to 0.46 billion cubic meters (16.3 billion cubic feet) in the first quarter of 2002.

In the first quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 11.3 million metric tons (82 million barrels), an increase of 48.2% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were flat year on year at a level of 2.3 million metric tons (17 million barrels) in the first quarter of 2003.

In the first quarter of 2003 international sales of crude oil were 9.8 million metric tons (72 million barrels), an increase of 24.8% over the same period in 2002. Excluded from the international sales of crude oil was 1.6 million metric tons (12 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the first quarter of 2003.

International sales of petroleum products were at a level of 3.9 million metric tons (28 million barrels) in the first quarter of 2003, which is 68.4% higher than in the first quarter of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 1.5 million metric tons (11 million barrels) sold by Mazeikiu Nafta.

Sales of petroleum products on the Russian domestic market in the first quarter of 2003 were 4.5 million metric tons (34 million barrels), which is 2.7% higher than in the same period of 2002. The light product yield at Company refineries, including Mazeikiu Nafta, was 60.70% in the first quarter of 2003, compared to 57.72% in the first quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.74% in the first quarter of 2003.

YUKOS drilled 223.5 thousand meters of production wells in the first quarter of 2003, 8.8% more than in the first quarter of 2002. Placed on stream in the first quarter of 2003 were 71 new wells compared to 64 in the first quarter of 2002.

The results of Mazeikiu Nafta operations were consolidated into the Company's results beginning with the third quarter 2002.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Table: YUKOS preliminary operational results for the first quarter of 2003

	1st quarter 2003	1st quarter 2002	1st quarter 2003	1st quarter 2002	Percentage change 2002 to 2003*
	mln MT		mln bbl.**		
Crude oil production	19.2	15.7	141	115	22.7%
Refinery throughput	9.3	7.1	68	52	32.1%
Crude and petroleum product sales	18.2	15.1	134	111	20.7%
International sales of crude oil	9.8	7.8	72	57	24.8%
International sales of petroleum products	3.9	2.3	28	17	68.4%
Domestic petroleum product sales	4.5	4.4.	34	32	2.7%
Exports of crude oil outside the territory of the Russian Federation***	11.3	7.7	82	56	48.2%
Exports of petroleum products outside the territory of the Russian Federation***	2.3	2.3	17	17	0.4%

* Percentage changes and volume data in barrels are calculated from the volume data before rounding.
** Conversion from tons to barrels is calculated from the data before rounding using approximate petroleum product weighted average coefficients that can be different for domestic and international sales as well as for different time periods.
*** Exports outside the territory of the Russian Federation means sales of crude oil and petroleum products to foreign companies for use outside the territory of the Russian Federation. Exports are recognized upon the transfer of the title from a Russian company to a foreign buyer.

YUKOS

sibneft

Sibneft Principal Shareholders and YUKOS Sign Definitive Agreements for Creation of YukosSibneft

Moscow, May 14, 2003. OAO Sibneft and YUKOS Oil Company announced today that definitive agreements have been signed between the principal shareholders of Sibneft and YUKOS under which YUKOS:

- will acquire shares representing 20% of the issued share capital of Sibneft less one share for a total cash consideration equivalent to USD 3 billion ("Share Purchase") and

- will acquire up to 72% of the issued share capital of Sibneft plus one share in exchange for up to 26.01% of the fully diluted share capital of the new YukosSibneft ("Share Exchange").

The Share Purchase and Share Exchange are currently scheduled for completion on December 31, 2003. Completion of both the Share Purchase and the Share Exchange is subject to the satisfaction of a number of conditions including shareholder and regulatory approvals and completion of due diligence by both parties.

Sibneft principal shareholders and YUKOS have also agreed that the combined company will have moderate leverage. It is intended that the total net debt at December 31, 2003 will not exceed USD 5 billion subject to possible adjustment if agreed between the parties in the case of new acquisitions. The individual net debt positions of both companies prior to completion will reflect their relative values as parts of the combined entity.

***

Contacts:

YUKOS
Alexander Gladyshev
Investor Relations
Tel. +7 (095) 788-0033
E-mail: investors@yukos.ru

Sibneft
John Mann
International Media Relations
Tel. +7 (095) 777-3116
E-mail: JohnM@sibneft.ru

18/6/2003 YUKOS Oil Company Annual Shareholders' Meeting approves dividend of 9.89 Rubles per share for the year 2002

Moscow, June 18, 2003 - The Annual General Meeting of Shareholders of YUKOS Oil Company approved the payment of a dividend for 2002 in the amount of 9.89 rubles per one ordinary share of YUKOS, including an interim dividend of RUR 5.70 rubles per share that had been paid out earlier.

By decision of the shareholders meeting, the remaining portion of the dividend for 2002, in the amount of RUR 4.19 per one ordinary share, will be paid out by August 31, 2003 to shareholders of record as of May 3, 2003.

The shareholders also approved revisions to the Articles of Association of YUKOS Oil Company and elected a new Board of Directors consisting of 11 persons (see below). At its first meeting, which followed the shareholders' meeting, the new Board elected Simon Kukes as its Chairman.

PricewaterhouseCoopers Audit was approved as the RAS/US GAAP auditor of the Company for the 2003 fiscal year.

New YUKOS Board of Directors elected by the Annual General Meeting of Shareholders on June 18, 2003:

1. Yuri Golubev - independent consultant
2. Francois Buclez - Director, GM Investment & Co. Ltd.
3. Raj Kumar Gupta - independent consultant
4. Jacques Kosciusko-Morizet - Manager, Kajis Sari
5. Alexei Kontorovich - Director, Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
6. Simon Kukes - former President, Tyumen Oil Company
7. Sarah Carey - Attorney at Law; Partner, Squire, Sanders & Dempsey LLC
8. Bernard Loze - President, Loze & Associes
9. Yuri Pokholkov - Rector, Tomsk Polytechnic University
10. Michel Soublin - Treasurer, Shlumberger Limited
11. Mikhail Khodorkovsky - Chairman, Board of Directors, OOO YUKOS-Moscow

11/6/2003 YUKOS finalizes merger with Eastern Oil Company

Moscow, June 11, 2003. The joint shareholders' meeting of YUKOS Oil Company and Eastern Oil Company (VNK) held by mail-in ballot on June 9, 2003 approved the de-capitalization of YUKOS by 27 172 common non-documentary shares and made associated amendments to the Articles of Association of YUKOS Oil Company.

27 172 common non-documentary shares were tendered back to YUKOS during the merger process by YUKOS' shareholders and cancelled as required by the Law on Corporations.

In accordance with the decisions of the joint shareholders' meeting the authorized capital of YUKOS Oil Company is now RUR 8 947 858.31 and is split into 2 236 964 578 common registered non-documentary shares each with a face value of RUR 0.004.

The joint shareholders' meeting was the final step of the merger between VNK and YUKOS Oil Company. VNK will be excluded from the Unified State Register of corporate entities and its shares will be converted into YUKOS' stock at a ratio of 120 common registered non-documentary shares of VNK per one common registered non-documentary share of YUKOS Oil Company.

As had been reported earlier, on 27 January 2003, an extraordinary meeting of VNK shareholders approved the merger with YUKOS (see press release of 30 January 2003).

On 3 February 2003, an extraordinary meeting of YUKOS shareholders approved the Company's restructuring via the merger with VNK (see press release of 5 February 2003).

Forward-looking statement.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

23/7/2003 YUKOS clarifies terms of share buy-back and Sibneft share exchange

Moscow, July 18, 2003 - YUKOS Oil Company intends to provide additional clarification with respect to the terms of the share buyback announced on behalf of YUKOS Oil Company by its wholly-owned subsidiary, ZAO Yukos-M, several days ago and the issuance of up to 1 billion YUKOS shares in relation to the previously announced share exchange with OAO Sibneft's principal shareholders.

YUKOS Oil Company has announced its intention to buy back up to 10% of its shares through a wholly-owned subsidiary, ZAO Yukos-M. The offer to purchase the shares was made to shareholders of record as of July 4, 2003. The text of the offer was published in the newspapers Vedomosti and Rossiyskaya Gazeta and on the web site of Trust Investment Bank, the agent for the transaction. Deutsche Bank, the ADR program depositary bank, intends to clarify the exact manner of the participation of ADR holders in the transaction in a separate communication to ADR holders.

ZAO Yukos-M will purchase up to 223,696,457 shares, which constitutes 10% of YUKOS' total shares. The offer price was set at 505 rubles per share. In the event that the total number of shares offered for sale exceeds 223,696,457 shares, the shares will be bought on a pro rata basis.

In April 2003, YUKOS entered into definitive agreements with the principal shareholders of Sibneft under which YUKOS is to (1) acquire shares representing 20% of the issued share capital of Sibneft less one share for a total cash consideration equivalent to USD 3 billion and (2) acquire 72% of the issued share capital of Sibneft plus one share in exchange for 26.01% of the fully diluted share capital of YUKOS (which is to be renamed YukosSibneft). It is expected that the shares necessary for YUKOS to complete the share exchange will come from a mixture of newly issued shares, existing treasury shares owned by YUKOS and/or its affiliated entities, and shares acquired through the buy-back.

The exact number of YUKOS shares to be delivered in the share exchange will depend on a number of factors, including the number of shares acquired by Yukos shareholders exercising their preemptive rights in the course of the planned new share issue, the number of shares tendered to Yukos by shareholders exercising their statutory redemption rights and the number of shares purchased in the buy-back. The share valuations and implied ratio announced by YUKOS on July 7, 2003 regarding the issuance of up to 1 billion shares, which is in accordance with certain regulatory requirements, relate solely to that issuance and should not be taken as a full indication of the final terms of the share exchange.

Additional information concerning YUKOS is available on official YUKOS websites, www.yukos.com (in English) or www.yukos.ru (in Russian).

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND IS NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO SELL OR PURCHASE OR A SOLICITATION OF ANY OFFER TO SELL OR PURCHASE SECURITIES IN THE UNITED STATES. THE SECURITIES OF OAO YUKOS OIL COMPANY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.

THIS PRESS RELEASE IS DIRECTED IN THE UNITED KINGDOM ONLY AT PERSONS WHO EITHER HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OR ARTICLE 43 ("MEMBERS AND CREDITORS OF CERTAIN BODIES CORPORATE") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE IS NOT A PUBLIC OFFER OR ADVERTISEMENT OF SECURITIES IN THE RUSSIAN FEDERATION, AND IS NOT AN OFFER TO AN UNLIMITED GROUP OF PERSONS, OR A PUBLIC INVITATION TO MAKE OFFERS, TO PURCHASE ANY SECURITIES IN THE RUSSIAN FEDERATION.

THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO SELL OR PURCHASE, OR A SOLICITATION OF ANY OFFER TO SELL OR PURCHASE, SECURITIES IN ANY JURISDICTION WHERE IT WOULD BE PROHIBITED.

NO PART OF THIS PRESS RELEASE SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. ONLY THE TERMS OF THE OFFICIAL OFFER DOCUMENT ARE BINDING.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO THE UNITED STATES, CANADA, AUSTRALIA

OR JAPAN.

Forward-looking statements.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail:investors@yukos.ru

9/7/2003 YUKOS Oil Company and the Government of Lithuania sign amendments to key agreements regarding Mazeikiu Nafta

Vilnius, 9 July 2003. YUKOS Oil Company, the Government of Lithuania and Mazeikiu Nafta have signed amendments to the investment agreement, the shareholders agreement and the management services agreement associated with Mazeikiu Nafta, which will allow for reductions in expenses and the more efficient management of Mazeikiu Nafta. In accordance with the agreements, YUKOS has agreed to waive its 15% management fee for its position as manager of Mazeikiu Nafta.

"YUKOS Oil Company is a long-term investor in Mazeikiu Nafta in partnership with the Lithuanian Government", said Mikhail Brudno, Acting President of YUKOS RM and Chairman of the Board of Mazeikiu Nafta. "The agreements resulted from constructive negotiations with the Lithuanian Government with the goal of improving the financial situation and optimizing the management of Mazeikiu. Both of the main shareholders made significant concessions for the benefit of Mazeikiu Nafta during the negotiations".

"I am glad to see the highly constructive cooperation between the Government and YUKOS today. I hope that these decisions will contribute to the successful work of Mazeikiu Nafta", said Petras Cesna, Minister of Economy.

As a part of the agreements between YUKOS and the Lithuanian Government, restructuring of financial arrangements for Mazeikiu Nafta have also been agreed. The terms of the loan agreement from the Government of Lithuania to Mazeikiu Nafta with an outstanding balance of USD 288.9 million were amended to decrease the interest rate on the loan as well as extending the loan maturity to 10 years. In addition, Vilniaus Bankas and Vereins Und Westbank AG Vilnius Branch have provided USD 150 million in financing to Mazeikiu in order to refinance loans originally provided to Mazeikiu by Yukos Finance BV in 2002. The structure of the repayment schedule of the new loan is identical to the repayment structure of the amended loan provided by the Lithuanian Government. A loan provided by the Bank of Tokyo Mitsubishi will also be refinanced by the Standard Bank of London together with Hansa Bankas. Both of the new loans will be guaranteed by the Lithuanian Government and will be at lower interest rates than the previous financing.

YUKOS holds 53.7 percent of the shares of Mazeikiu Nafta, while the Lithuanian Government owns 40.66 percent.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Contact:
Alexander Gladyshev, +7 095 788 00 33; investors@yukos.ru

7/7/2003 Board of Directors of YUKOS Oil Company approves issuance of up to 1 billion shares.

Moscow, July 7, 2003 - At its meeting held on June 30, 2003 the Board of Directors of YUKOS Oil Company adopted a number of decisions related to the proposed merger of YUKOS and Sibneft.

In accordance with the decision of the extraordinary general shareholders' meeting (EGM) held on 27 May 2003, the Board of Directors approved the issuance of up to 1 billion ordinary registered non-documentary shares with a face value of 0.004 Rubles each. In accordance with the EGM decision the aforementioned shares will be placed through a closed subscription to the principal shareholders of OAO Sibneft in exchange for OAO Sibneft' shares.

By decision of the Board of Directors and based upon the report of an independent appraiser, the value of the property accepted as payment for the additional YUKOS shares was set at 95 Rubles per one share of Sibneft. According to the corresponding procedure approved by the EGM, the Board set the price for additional YUKOS

shares to be placed through the closed subscription at 558.37 Rubles per one YUKOS share.

The price at which the pre-emptive right can be exercised by YUKOS shareholders who voted against or abstained from voting for the issuance of up to one billion shares at the EGM held on May 27, 2003, was set at 502.53 Rubles per share.

YUKOS plans to file, within the statutory timeframe, all the documents necessary to register the new share offering with the Federal Commission for the Securities Market of the Russian Federation.

Forward-looking statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

7/7/2003 YUKOS Oil Company results increase sharply in the first quarter of 2003

Please read the press-release in PDF format.

YUKOS OIL COMPANY RESULTS INCREASE SHARPLY IN THE FIRST QUARTER OF 2003

Moscow, July 7, 2003. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the first quarter of 2003 prepared in accordance with US GAAP and reviewed by PricewaterhouseCoopers.

2003 First Quarter Financial and Operational Highlights

	Three Months Ended March 31st,		Change
	2003	2002	
Sales and other operating revenues (billions USD)	3.898	2.009	94.0%
Net income (billions USD)	1.267	0.462	174.2%
Earnings per share, basic and diluted (USD)	0.59	0.21	181.0%
Crude oil production (millions metric tons)	19.2	15.7	22.6%
Crude oil production (millions barrels)	140.5	114.6	22.6%
Refining throughput (millions metric tons)	9.2	7.6	21.7%
Refining throughput (millions barrels)	67.6	55.6	21.7%

"Strict maintenance of cost control, increased sales volumes and a favorable price environment in the first quarter of 2003 allowed YUKOS to report strong net income growth compared to the same period of 2002" said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of Directors of YUKOS.

Sales and other operating revenues reached USD 3.898 billion for the first quarter of 2003, a 94.0% increase compared to the same period of 2002 as a result of higher production volumes and higher domestic and international realized prices, which were exceptionally strong due to the effects of the situation in Iraq and disruptions in Venezuelan and Nigerian supplies. Net income for the first quarter of 2003 was USD 1.267 billion versus USD 462 million in the same period of 2002 as margins improved in the first quarter 2003 due to continued cost control efforts and higher realized prices. Earnings before interest, taxes, depreciation, and amortization (EBITDA) for the first quarter of 2003 were USD 1.664 billion, compared to USD 677 million in the same period of 2002 (see reconciliation of EBITDA to net income in a table below).

Crude oil production reached 19.2 million metric tons (140.5 million barrels) in the first quarter of 2003, up 22.6% compared to the same period of 2002. Refining throughput increased 21.7% year on year to 9.2 million metric tons (67.6 million barrels) in the first quarter of 2003. A large portion of the refining throughput increase was attributable to the consolidation of AB Mazeikiu Nafta in September 2002, which refined 1.7 million metric tons (12.7 million barrels) in the first quarter of 2003. YUKOS continued to grow international sales, which increased year on year by 34.9% in the first quarter 2003 and reached 13.7 million metric tons (100,6 million barrels) of crude oil and oil products combined.

Average production lifting costs in the first quarter of 2003 were USD 1.46 per barrel of oil equivalent, 10.6% higher than in the same period of 2002, and average general and administrative expenses related to oil and gas production were USD 0.34 per barrel of oil equivalent, 6.3% higher than in the same period of 2002. Both figures increased primarily due to the company's decision to begin accruing annual bonuses on a quarterly basis in 2003 which was not the case in 2002. In the first quarter of 2003 refining operating costs were USD 1.31 per barrel, 21.3% higher than in the same period of 2002 with most of the increase due to the consolidation of AB Mazeikiu Nafta, which has higher light product yield.

Distribution expenses were USD 454 million in the first quarter of 2003 compared to USD 294 million in the same period of 2002. This increase reflected significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the transportation mix. Taxes other than income tax amounted to USD 1.032 billion in the first quarter of 2003, which represents an increase of 92.5% or USD 496 million versus the corresponding period of 2002 primarily as a result of higher sales volumes, higher unified production tax and higher export duties linked to crude oil prices.

In the first quarter of 2003 YUKOS invested a total of USD 452 million in its upstream development, in refinery upgrades and enhancement of its marketing capabilities compared to USD 277 million in the same period of 2002. Out of these amounts, net capital expenditures in upstream in the first quarter of 2003 were USD 342

million and net downstream and other capital expenditures were USD 110 million, compared to USD 202 million and USD 75 million respectively in the same period of 2002. Separately, net cash expenditures for acquisitions, including advances to intermediaries, were USD 12 million in the first quarter of 2003, comprised of payments for certain small acquisitions, offset by proceeds received from the sale of interests in subsidiaries involved in Zapadno-Malobalykskoe oilfield.

Cash, cash equivalents and marketable securities as of March 31, 2003 were USD 4.496 billion compared to USD 3.995 billion at December 31, 2002. Combined long-term and short-term debt was USD 466 million at March 31, 2003 compared to USD 499 million at the end of 2002.

The full set of financial statements and notes thereto as well as management's discussion and analysis of the first quarter 2003 results are available on the Company's web site www.yukos.com.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results..
Percentage changes for the volume information and volume data in barrels are calculated from the volume data before rounding

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	March 31st, 2003	December 31st, 2002
Current assets	8,119	7,232
Total assets	15,965	14,394
Current liabilities	1,505	1,704
Total liabilities	3,739	3,523
Minority interest	367	316
Total shareholders' equity	11,859	10,555

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended March 31st,	
	2003	2002
Sales and other operating revenues	3,898	2,009
Total operating costs and other deductions	(2,494)	(1,392)
Crude oil and petroleum products purchased	(126)	(49)
Operating expenses	(463)	(313)
Distribution expenses	(454)	(294)
Selling, general and administrative expenses	(253)	(108)
Depreciation, depletion and amortization	(114)	(75)
Taxes other than income tax	(1,032)	(536)
Total other income	207	32
Total income tax	(339)	(198)
Minority interest	(16)	11
Cumulative effect of change in accounting principle, net of tax	11	-
Net income	1,267	462
Basic and deluted net income per ordinary share (USD per share)	0.59	0.21

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	Three Months Ended March 31st,	
	2003	2002
Net income	1,267	462
Adjustments to reconcile net income to net cash provided by operating activities	148	185
Total changes in operational working capital, excluding cash and debt	(88)	(262)
Net cash from operating activities	1,327	385
Net cash used for investment activities	(796)	(645)
Net cash used for financing activities	(413)	(18)
Effect of foreign exchange on cash balances	5	(14)
Net change in cash and cash equivalents	123	(292)

Reconciliation of earnings before interest, tax, depreciation and amortization (EBITDA) to net income
(expressed in millions of US Dollars)

	Three Months Ended March 31st,	
	2003	2002
Net income	1,267	462
Income tax expense	339	198
Interest expense	16	8
Interest income	(72)	(66)
Depreciation, depletion and amortization	114	75
EBITDA	1,664	677

27/8/2003 YUKOS announces new appointments

Moscow, 27 August 2003 - YUKOS Oil Company today announced the appointment of Steven Michael Theede as Chief Operating Officer (COO).

Steven Michael Theede *was born on 31 March 1952 in Hutchinson, Kansas, USA. He graduated from Kansas State University in 1974 with a degree in Mechanical Engineering. From 1974 onward he was employed by Conoco in numerous management positions in Refining and Marketing as well as Exploration and Production. His most recent position before coming to YUKOS was President of Exploration, Production - Europe, Russia, and Caspian for ConocoPhillips.*

Also, Thomas Wayne Nicewarner has been appointed Chief Information Officer (CIO).

Thomas Wayne Nicewarner *was born on 23 May 1949 in Houston, Texas, USA. He graduated from the University of Houston in 1975 with a degree in Electrical Engineering. He has held management posts in the areas of supply and transportation, marketing, natural gas and gas processing, and as President of Conoco Venezuela S.A. His most recent position was that of Chief Information Officer of Conoco Inc. in Houston, Texas.*

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

13/8/2003 OMV and Yukos sign Memorandum on crude deliveries by new pipeline

Vienna, 13 August 2003. OMV and YUKOS announced today that they have signed a Memorandum of Understanding for the supply of up to 5 million metric tons of crude oil per annum to OMV's Schwechat refinery by a pipeline which is to be constructed from Bratislava in the Slovak Republic to Schwechat in Austria. The estimated investments for the project amount to EUR 28 million.

"The signed Memorandum represents a new step on our way towards developing a long-term mutually beneficial relationship with OMV," said Acting President of YUKOS RM Mikhail Brudno. "When implemented, this large-scale project will enable our partners to significantly diversify crude shipments, and will allow YUKOS to increase export deliveries to the promising European market."

"YUKOS looks forward to closely cooperating with AK Transneft with a view to more effectively implement this project", said Deputy Chairman of YUKOS' Board of Directors Alexander Temerko.

OMV CEO Wolfgang Ruttenstorfer: "For OMV, the Memorandum is of high strategic value as it clearly supports our organic growth strategy." OMV wants to double its 2001 market position by 2008 in both Refining & Marketing and Exploration & Production.

Gerhard Roiss, Deputy Chairman of OMVs Executive Board: "The cooperation will bring OMV cost advantages on both the product and logistics side".

The transportation volume has been set initially - with an option to increase it later - at a level of 2 million metric tons of crude oil per year, which corresponds to some 20% of the refining capacity of the Schwechat refinery. The capacity of the pipeline is expected to amount to approximately 3.6 million metric tons per year, expandable to some 5 million metric tons per year through the addition of pumping facilities.

The length of the future pipeline will be approximately 60 kilometers, of which 50 kilometers will pass through Austrian territory. The pipeline is planned to be commissioned by the end of 2005, with crude oil shipments beginning in January 2006 for an initial period of 10 years. The crude oil pricing is planned to be in line with that under YUKOS' crude supply contracts with other refineries in the region.

YUKOS Oil Company is the largest fully privatized Russian vertically integrated company. Information about YUKOS is available on the websites www.yukos.ru (in Russian) and www.yukos.com (in English).

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position to 20% by 2008. OMV has international Exploration and Production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, and a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1%

stake in The Rompetrol Group NV, the largest private oil company in Romania.

Forward-looking statements.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

For further information please contact:

YUKOS
Investor Relations Contact (YUKOS Oil Company)
Alexandre Gladyshev +7095 788 00 33 e-mail: investors@yukos.ru

OMV
Press Department:
Bernhard Hudik Tel.: 0043 1 40440 21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer Tel.: 0043 1 40440 21660; e-mail: thomas.huemer@omv.com

Investor Relations:
Brigitte H. Juen Tel.: 0043 1 40440 21622;
e-mail: investor.relations@omv.com

Internet:
http://www.omv.com

Cubitt Consulting

Press:

Sarah Brydon, London Tel. +44 (20) 7367-5127 e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York Tel. +1 (212) 896-1201 e-mail: mark.kollar@cubitt.com

6/8/2003 YUKOS Discloses Aspects of Intended Corporate Governance Structure of YukosSibneft

Moscow, August 6, 2003. - YUKOS Oil Company ("YUKOS") today announced that it has been informed that the principal shareholders of OAO Sibneft ("Sibneft") and the principal shareholders of YUKOS, as a part of the combination of Sibneft and YUKOS (the "Transaction"), have agreed on certain policies for YukosSibneft following completion of the Transaction.

It has been agreed that the YukosSibneft Board of Directors will be elected by cumulative voting; the Chairman of YukosSibneft's Board of Directors will be nominated by Sibneft's principal shareholders; and YUKOS' principal shareholders will nominate the management of YukosSibneft.

In addition, YukosSibneft will not take certain major actions exceeding specified thresholds without the consent of both YUKOS' principal shareholders and Sibneft's principal shareholders, including among others, the approval of strategic plans, asset sales or acquisitions, and borrowings or guarantees for third parties. If such shareholders fail to agree on any such actions, then the parties may appeal to an independent expert to resolve their disagreement.

YUKOS' principal shareholders and Sibneft's principal shareholders currently intend to procure that YukosSibneft would declare and pay quarterly and year-end dividends of not less than 40% of net income calculated in accordance with US GAAP. YukosSibneft would not declare aggregate dividends in respect of any financial year in excess of US$2.2 billion without approval by the principal shareholders of YukosSibneft.

Except under limited circumstances, transfers of YukosSibneft shares by the principal shareholders of either YUKOS or Sibneft would be subject to certain restrictions, including among other things rights of first refusal, tag-along rights and special restrictions applicable to transfers resulting in a change of control. YUKOS' principal shareholders and Sibneft's principal shareholders have also agreed to procure that YukosSibneft grant them preemptive rights to maintain their respective percentage interests in connection with any new share issue.

The principal shareholders of YukosSibneft intend to implement the foregoing policies, including through amendments to YukosSibneft's Charter in the manner required and to the extent permitted by Russian law.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not

guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results.

This press release does not contain or constitute an offer or invitation to sell or purchase, or a solicitation of any offer to sell or purchase, or an advertisement of, securities in any jurisdiction where it would be prohibited.

Investor Relations Contact (YUKOS Oil Company)
Alexandre Gladyshev
(+7 095) 7880033
e-mail: investors@yukos.ru

25/9/2003 Extraordinary general shareholders meeting of YUKOS Oil Company to be held on November 28, 2003

Moscow, September 25, 2003. - The Board of Directors of YUKOS Oil Company at a meeting held on September 25, 2003 approved calling an extraordinary general shareholders meeting on November 28, 2003.

The Board resolved to preliminarily include the following items on the agenda of the meeting:

1. Termination of the current Board of Directors and election of a new Board of Directors.
2. Approval of revisions to the Articles of Association.
3. Approval of a dividend for the first 9 months of 2003.

The date of record for shareholders eligible to participate in the meeting and receive an interim dividend for the first 9 months of 2003 was set at September 25, 2003.

Information about all issues on the final agenda for the meeting will be reviewed by the Board of Directors within the next several weeks and distributed to shareholders in November.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail: investors@yukos.ru

24/9/2003 YUKOS Oil Company arranges USD 1.0 billion loan facility

September 24, 2003 - YUKOS Oil Company has arranged a USD 1.0 billion pre-export facility secured term loan through Citigroup, Commerzbank, Credit Lyonnais, Deutsche Bank, HSBC, ING and SG Corporate and Investment Banking (SG CIB). The loan is split into 2 tranches: a 3-year tranche and a 5-year tranche, and is secured by proceeds from crude oil deliveries.

"This is a landmark transaction for YUKOS and the Russian corporate finance market", said YUKOS CFO Bruce Misamore. "We view it as a very positive indication of the financial community's confidence in YUKOS' operational and financial prospects."

The lead arrangers have fully underwritten the loan, and the syndication of the loan will be launched soon. In the event of over-subscription, the facility may be increased.

SG CIB is the Co-ordinating Bank for the facility with Citigroup, HSBC and SG CIB acting as Joint Bookrunners. The Russian subsidiaries of Commerzbank, Credit Lyonnais and SG CIB are Deal Passport Banks.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail:investors@yukos.ru

17/9/2003 YUKOS acquires 34% interest in Geoilbent

Moscow , September 17, 2003. - YUKOS Oil Company has signed an agreement with Harvest Natural Resources, Inc. (Houston , USA) to acquire through a YUKOS subsidiary company a 34% interest in LLC Geoilbent. Geoilbent holds licenses for oil and gas properties in the Yamal Nenets area. The purchase price for the interest is

$75 million including Geoilbent debts of $5.5 million owed to Harvest Natural Resources.

The acquisition of an interest in Geoilbent will significantly expand YUKOS' asset base in a new and promising area of YUKOS' operations - the Yamal Nenets autonomous district - stated the President of YUKOS Exploration & Production Yuri Beilin. - We are very pleased to be able to acquire the Geoilbent interest and to start to begin to realize the potential of increased development in the Yamal Nenets area'.

The YUKOS subsidiary company will also assume the commitments of Harvest Natural Resources Inc. under all agreements that guarantee the fulfillment by LLC Geoilbent of its obligations pursuant to a loan facility provided by the European Bank for Reconstruction and Development (EBRD). Geoilbent's outstanding balance under the loan facility is about $30 million.

Closing of the transaction is expected by the end of the year subject to consent from the Russian Ministry for Antimonopoly Policy and the EBRD.

LLC Geoilbent controls licenses for oil & gas properties in Yamal Nenets - Severo Gubkinsky, Urabor Yakhinsky, Vansko Namyssky, Uzhno Tarasovsky and Prisklonovy. In 2002 LLC Geoilbent produced 891 000 metric tons.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail: investors@yukos.ru

16/9/2003 YUKOS Oil Company statement

Moscow , 16 September 2003 - In light of the rumors that have been circulating concerning supposed negotiations with a number of foreign oil companies about the sale of an equity stake in YUKOS, the Company deems it necessary to make the following statement.

YUKOS Oil Company is always conducting negotiations with the world's leading energy corporations, about a broad range of possible joint business projects. However, at the present time, YUKOS has no written or verbal agreements to sell a substantial block of Company shares, nor is it aware of any such agreements signed by its shareholders.

The Company regards the rumors that have appeared to be speculation, and not in keeping with the principles of good-faith business practice. Since it is Company policy to not comment on rumors, YUKOS Oil Company will in the future neither confirm nor deny this kind of information.

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

16/9/2003 YUKOS' Board to consider payment of interim dividend

Moscow, September 16, 2003 - The Board of Directors of YUKOS Oil Company at its meeting scheduled for September 25, 2003 will consider, among other issues, convocation of an Extraordinary General Meeting of shareholders for the approval of an interim dividend. If the Board makes such a decision, the interim dividend for the first nine months of 2003 is expected to be payable to shareholders of record on September 25, 2003 . The record date for ADR holders will be separately established by Deutsche Bank, the depository bank for the ADR program.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make

them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail: investors@yukos.ru

Deutsche Bank,
New York : +1-212-250 9100 (Paul Martin or Beverly George)
London : +44-20-7547-6500 (Aileen Mccormack or James Hill)
Moscow : +7-501-797-5230 (Elena Loginova)

9/9/2003 YUKOS announces the results of share buyback and completion of pre-emptive rights exercise

Moscow, September 9, 2003 - YUKOS Oil Company ('YUKOS') today announced the results of the buyback of up to 10% of its shares carried out on behalf of YUKOS Oil Company by its wholly-owned subsidiary, ZAO Yukos-M. According to Trust Investment Bank acting as agent for the transaction the total number of shares tendered equals 1,994,252,613. According to the terms of the offer the shares will be bought on a pro rata basis applying a fixed coefficient of 11.217057% to the number of shares tendered. The final results of the share buy-back will be available following the settlement for the shares and re-registration of titles.

On July 7, 2003, YUKOS announced its intention to buy back through a wholly-owned subsidiary ZAO Yukos-M 223,696,457 of its shares at 505 rubles per share (which constitutes 10% of YUKOS' total shares). The offer to purchase the shares was made to shareholders of record as of July 4, 2003. The period for accepting applications from the YUKOS shareholders participating in the buyback expired on September 5th, 2003 (additional information concerning the buyback offer including the payment deadlines is available on the official website of TRUST Bank www.trust.ru).

Transfer forms indicating the number of shares allocated to each shareholder participating in the buyback were distributed on September 8, 2003. ADR holders will receive an appropriate notice from Deutsche Bank, the depositary for the ADR program.

Also, on September 8, 2003, YUKOS completed the placement of its shares to shareholders exercising their pre-emptive right to participate in the new share issue of up to 1 billion shares. A total of 6,439 shares were placed at the pre-emption price of RUR 502.53 per share.

As announced earlier, the buy-back of up to 10% of the shares and placement of new shares constitute a part of a series of corporate actions with a view to complete YUKOS/ Sibneft merger by the end of the current year.

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND IS NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO SELL OR PURCHASE OR A SOLICITATION OF ANY OFFER TO SELL OR PURCHASE SECURITIES IN THE UNITED STATES. THE SECURITIES OF OAO YUKOS OIL COMPANY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.
THIS PRESS RELEASE IS DIRECTED IN THE UNITED KINGDOM ONLY AT PERSONS WHO EITHER HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OR ARTICLE 43 ("MEMBERS AND CREDITORS OF CERTAIN BODIES CORPORATE") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.
THIS PRESS RELEASE IS NOT A PUBLIC OFFER OR ADVERTISEMENT OF SECURITIES IN THE RUSSIAN FEDERATION, AND IS NOT AN OFFER TO AN UNLIMITED GROUP OF PERSONS, OR A PUBLIC INVITATION TO MAKE OFFERS, TO PURCHASE ANY SECURITIES IN THE RUSSIAN FEDERATION.
THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO SELL OR PURCHASE, OR A SOLICITATION OF ANY OFFER TO SELL OR PURCHASE, SECURITIES IN ANY JURISDICTION WHERE IT WOULD BE PROHIBITED.
NO PART OF THIS PRESS RELEASE SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. ONLY THE TERMS OF THE OFFICIAL OFFER DOCUMENT ARE BINDING.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make

them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail:investors@yukos.ru

5/9/2003 YUKOS' crude oil production up 20.6 % in the first six months of 2003

Please read the press-release in PDF format.

4/9/2003 YUKOS Oil Company acquires 20% minus one share of Sibneft.

Moscow, September 3, 2003.

YUKOS Oil Company ('YUKOS') announced today that it has acquired 948 259 926 ordinary shares of OAO Sibneft constituting 20% minus 1 share of the outstanding shares of OAO Sibneft. The shares are subject to a lien to secure final payment for the shares that will be made upon completion of the Share Purchase and Share Exchange transactions between the principal shareholders of Sibneft and YUKOS.

The aforementioned acquisition is one of the steps in the implementation of the agreement between YUKOS and the principal shareholders of Sibneft, announced in April 2003, to combine the two companies.

YUKOS has filed corresponding notifications with the Russian Federal Securities Commission.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

PRESS RELEASE

YUKOS' CRUDE OIL PRODUCTION UP 20.6% IN THE FIRST SIX MONTHS OF 2003

Moscow, 5 September 2003. YUKOS Oil Company today released its preliminary consolidated operating results for the second quarter and six months of 2003.

YUKOS' production was 19.7 million metric tons (144 million barrels) of crude oil including 0.18 million metric tons (1.32 million barrels) of YUKOS' interest in production of equity affiliates in the second quarter of 2003, which is 18.3% more than in the corresponding period of 2002. Refinery throughput increased by 17.4% in the second quarter of 2003 to 8.8 million metric tons (65 million barrels) mainly as a result of consolidation into the Company's operating results of 1.1 million metric tons (8 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the second quarter of 2003.

YUKOS' production was 39.0 million metric tons (285 million barrels) of crude oil including 0.23 million metric tons (1.65 million barrels) of YUKOS' interest in production of equity affiliates in the first six months of 2003, which is 20.6% more than in the corresponding period of 2002. Refinery throughput increased by 19.8% in the first six months of 2003 to 18.1 million metric tons (133 million barrels). Included in the refinery throughput were 2.86 million metric tons (20.93 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the first six months of 2003.

Gas production was 1.15 billion cubic meters (40.8 billion cubic feet) including 0.13 billion cubic meters (4.5 billion cubic feet) of YUKOS' interest in production of equity affiliates in the second quarter of 2003 compared to 0.49 billion cubic meters (17.3 billion cubic feet) in the second quarter of 2002. Gas production was 2.66 billion cubic meters (94.0 billion cubic feet) including 0.28 billion cubic meters (10.1 billion cubic feet) of YUKOS' interest in production of equity affiliates in the first six months of 2003 compared to 0.95 billion cubic meters (33.6 billion cubic feet) in the first six months of 2002. Gas production increased primarily due to commissioning of the Luginetskoye gas compressor station in June 2002 and consolidation into the Company's operating results of 0.73 billion cubic meters (25.6 billion cubic feet) of gas produced by YUKOS' subsidiary OAO NNGK Sakhaneftegas in the first six months of 2003.

In the second quarter of 2003 international sales of crude oil were 11.4 million metric tons (83 million barrels), an increase of 34.2% over the same period in 2002. Excluded from the international sales of crude oil were 1.1 million metric tons (8 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the second quarter of 2003. International sales of petroleum products were at a level of 4.2 million metric tons (30 million barrels) in the second quarter of 2003, which is 63.4% higher than in the second quarter of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 1.1 million metric tons (8.2 million barrels) sold by Mazeikiu Nafta.

In the first six months of 2003 international sales of crude oil were 21.2 million metric tons (155 million barrels), an increase of 29.8% over the same period in 2002. Excluded from the international sales of crude oil was 2.73 million metric tons (19.96 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the first six months of 2003. International sales of petroleum products were at a level of 8.0 million metric tons (58 million barrels) in the first six months of 2003, which is 66.0% higher than in the same period of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 2.55 million metric tons (19.50 million barrels) sold by Mazeikiu Nafta.

In the second quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 12.3 million metric tons (90 million barrels), an increase of 41.9% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 3.1 million metric tons (21 million barrels) in the second quarter of 2003, an increase of 26.0% over the same period in 2002. In the first six months of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 23.6 million metric tons (173 million barrels), an increase of 44.6% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 5.3 million metric tons (39 million barrels) in the first six months of 2003, an increase of 13.5% over the same period in 2002.

Sales of petroleum products on the Russian domestic market in the second quarter of 2003 were 4.4 million metric tons (34 million barrels), which is 9.2% lower than in the same period of 2002. Sales of petroleum products on the Russian domestic market in the first six months of 2003 were 8.9 million metric tons (67 million barrels), which is 3.7% lower than in the same period of 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 59.89% in the second quarter of 2003, compared to 58.59% in the second quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 58.10% in the second quarter of 2003. The light product yield at Company refineries, including Mazeikiu Nafta, was 60.30% in the first six months of 2003, compared to 58.15% in the first six months of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.92% in the first six months of 2003.

YUKOS drilled 313.6 thousand meters of production wells in the second quarter of 2003, 22.7% more than in the second quarter of 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in the second quarter of 2003 were 95 new wells compared to 99 in the second quarter of 2002 excluding YUKOS' interest in equity affiliates. YUKOS drilled 537.7 thousand meters of production wells in the first six months of 2003, 16.6% more than in the same period of 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in the first six months of 2003 were 168 new wells compared to 162 in the same period of 2002 excluding YUKOS' interest in equity affiliates.

The results of Mazeikiu Nafta operations were consolidated into the Company's results beginning with the fourth quarter 2002.

YUKOS anticipates that its reported annual production of crude oil will be slightly reduced from the original forecast of 83 million metric tons for 2003 due to lower than expected production in the first half of 2003 as a result of infrastructure limitations. YUKOS will make an attempt to reach the targeted daily production at the end of the year, however, due to limited capacity of Transneft system YUKOS does not intend to make up the amount of first half 2003 production shortfalls.

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Table 1: YUKOS preliminary operational results for the second quarter of 2003

	Three months ended June 30,		Three months ended June 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.**	mln bbl.**	
Crude oil production, including YUKOS' interest in equity affiliates	19.7	16.7	144	122	18.3%
YUKOS' interest in production of equity affiliates	0.18	0.00	1.32	0.00	n.a.
Refinery throughput	8.8	7.5	65	55	17.4%
Crude and petroleum product sales	20.0	16.6	147	121	20.9%
International sales of crude oil	11.4	8.5	83	62	34.2%
International sales of petroleum products	4.2	2.5	30	18	63.4%
Domestic petroleum product sales	4.4	4.9	34	37	-9.2%
Exports of crude oil outside the territory of the Russian Federation***	12.3	8.7	90	64	41.9%
Exports of petroleum products outside the territory of the Russian Federation***	3.1	2.4	21	18	26.0%

Table 2: YUKOS preliminary operational results for the first six months of 2003

	Six months ended June 30,		Six months ended June 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.**	mln bbl.**	
Crude oil production, including YUKOS' interest in equity affiliates	39.0	32.3	285	236	20.6%
YUKOS' interest in production of equity affiliates	0.23	0.00	1.65	0.00	n.a.
Refinery throughput	18.1	15.1	133	111	19.8%
Crude and petroleum product sales	38.3	31.6	281	231	21.0%
International sales of crude oil	21.2	16.3	155	119	29.8%
International sales of petroleum products	8.0	4.8	58	34	66.0%
Domestic petroleum product sales	8.9	9.2	67	69	-3.7%
Exports of crude oil outside the territory of the Russian Federation***	23.6	16.3	173	120	44.6%
Exports of petroleum products outside the territory of the Russian Federation***	5.3	4.7	39	34	13.5%

* Percentage changes and volume data in barrels are calculated from the volume data before rounding.

** Conversion from tons to barrels is calculated from the data before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

*** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

30/10/2003 YUKOS Board of Directors recommends dividend of about $2 billion

Moscow , October 30, 2003. - The Board of Directors of YUKOS Oil Company at its meeting of October 28, 2003 approved a recommendation to the extraordinary shareholders' meeting scheduled for November 28, 2003 to approve an interim dividend of about RUR 59.9 billion (about $2 billion) for the first 9 months of 2003. The proposed dividend is the largest single dividend ever paid by a Russian company to its shareholders.

If approved by the extraordinary shareholders' meeting, the interim dividend for the first 9 months of 2003 will be RUR 26.78 (about $0.89) per one common share. The Board of Directors will also recommend to the extraordinary shareholders' meeting to pay the interim dividend by February 28, 2004 to shareholders of record as of September 25, 2003.

YUKOS earlier provided funding for an approximate $3.7 billion share buyback in 2003. The amount paid by a YUKOS subsidiary for the buyback combined with the proposed dividend, if approved, will represent a total of $5.7 billion distributed to YUKOS' more than 56,000 shareholders through these two actions.

The final dividend for 2003 is expected to be proposed to the annual general meeting of shareholders that will be held in 2004.

The Board of Directors also reviewed the following shareholder nominations for the new Board of Directors of YukosSibneft :

1. Francois Buclez
2. Sarah Carey
3. David Davidovich
4. Ronald Freeman
5. Yuri Golubev
6. Alexei Kontorovich
7. Simon Kukes
8. Bernard Loze
9. Eugene Shvidler
10. Michel Soublin
11. Eugene Tenenbaum

The new Board will be proposed for election at the extraordinary shareholders' meeting to be held on November 28, 2003. That meeting will also consider the approval of revisions to the Articles of Association of YukosSibneft which the Board of Directors approved for recommendation to shareholders at its meeting.

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540 63 13
inter@yukos.ru

YUKOS Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact (YUKOS Oil Company):
Alexander Gladyshev
+7 095 788 00 33
investors@yukos.ru

30/10/2003 Statement of the Board of Directors of YUKOS Oil Company

Moscow, 30 October 2003 -The Board of Directors of YUKOS Oil Company expresses its full support for and confidence in the Company's management. The Board of Directors firmly believes that if open and public court hearings take place, all allegations against Mikhail Khodorkovsky and his arrest will be declared invalid.

The Board of Directors confirms that the Company cooperates with investigative authorities in strict compliance

with current legislation and will continue to do so.

The Board of Directors believes that the latest events around Yukos will not have a material impact on the Company's operational and financial activities. As the acknowledged leader of the Russian oil and gas sector, YUKOS Oil Company has a strong management system and team in place. Further, the Board of Directors commends Mikhail Khodorkovsky for his significant contribution to the achievements of the Company.

The Board of Directors of YUKOS Oil Company will direct its energies to ensuring the growth of the Company's operational and financial results.

27/10/2003 YUKOS-Moscow President's functions assigned to Steven Theede

Moscow , October 27, 2003. - Following the election of YUKOS-Moscow President Vasily Shakhnovsky to the Federation Council as representative of the Legislative Assembly (the Suglan) of the Evenkiya Autonomous District, his duties have been assigned to Steven M. Theede, First Vice President and COO of YUKOS-Moscow.

Vasily Shakhnovsky was elected to the upper chamber of Russia 's parliament, the Federation Council, to represent the Legislative Assembly of the Evenkiya Autonomous District by an extraordinary session of the Suglan held on October 27.

Steven Michael Theede was born on March 31, 1952 in Hutchison, Kansas, USA . In 1974, he graduated from Kansas State University with a degree in Mechanical Engineering. In 1974, Mr. Theede joined Conoco in the US and occupied positions in production, refining, and marketing at the company. Before joining YUKOS, Mr. Theede most recently held the post of President, Exploration & Production for Europe, Russia and Caspian at ConocoPhillips.

YUKOS Oil Company is the largest fully privatized vertically-integrated oil company in Russia. In 2002, YUKOS produced 69.5 million tonnes of crude oil, and refined 32.9 million tonnes. The management company for YUKOS Oil Company is OOO YUKOS-Moscow. The YUKOS upstream operations company is YUKOS EP (Yuri Beilin, President). The YUKOS downstream operations company is YUKOS RM (Mikhail Brudno, President).

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540 63 13
inter@yukos.ru

YUKOS Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact (YUKOS Oil Company):
Alexander Gladyshev
+7 095 788 00 33
investors@yukos.ru

20/10/2003 YUKOS Oil Company reports strong year on year results for the second quarter and first half of 2003

Please read the press-release in PDF format.

16/10/2003 YUKOS disposes of certain non-core assets

Moscow , October 16, 2003 - YUKOS Oil Company announced today that YUKOS and/or its consolidated subsidiaries have divested all of their non-core equity holdings in Bank MENATEP St. Petersburg, TRUST Investment Bank and Kopeika Trading House Ltd.

The equity interests in Bank MENATEP St. Petersburg and TRUST Investment Bank were sold to IFA MENATEP, a party related to YUKOS' ultimate principal shareholder, Group MENATEP Limited, for a total consideration of approximately USD 115 million. In connection with this transaction YUKOS used an indicative valuation of the banks'

assets prepared by an independent third party.

YUKOS' 50.5% interest in Kopeika Trading House Ltd. was sold to three legal entities unrelated to YUKOS for a total of USD 60 million.

Forward-looking statements . Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7 095 788 00 33
e-mail: investors@yukos.ru

6/10/2003 YUKOS Oil Company arranges 1.6 billion loan.

Moscow, October 6, 2003. YUKOS Oil Company has arranged a USD 1.6 billion export-secured term loan facility on identical terms and conditions to the USD 1 billion secured facility which YUKOS completed on 24 September 2003 with a group of international banks.

SG Corporate and Investment Banking is the Arranger of the USD 1.6 billion facility, which will not be syndicated. Group Menatep, the majority shareholder of YUKOS Oil Company, will provide financial support for the financing.

Forward-looking statements.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and future performance involves risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results.

Investor Relations Contact (YUKOS Oil company)
Alexander Gladyshev
+7 095 7880033
e-mail: investors@yukos.ru

3/10/2003 Sibneft Principal Shareholders and YUKOS Oil Company Finalize Merger Transaction

Moscow, October 3, 2003 . - The principal shareholders of OAO Sibneft and YUKOS Oil Company have finalized the previously announced transaction creating YukosSibneft Oil Company, Russia 's largest oil and gas group.

"This unprecedented transaction was successfully completed in less than six months demonstrating the top professional skills of the joint management team," stated YUKOS CEO Mikhail Khodorkovsky. - "In the near future we will begin the process of making YukosSibneft a truly major player in the international energy market."

"With the completion of this transaction, YukosSibneft takes its place among the world's top energy companies. The speed with which we completed the principle steps in the merger process shows how well these two companies fit together, and we expect the resulting synergies will immediately translate into strong operational and financial performance," said Sibneft President Eugene Shvidler.

On October 2, 2003, YUKOS effected the final $1.25 billion payment for shares representing 20% minus one share of Sibneft's authorized capital. The total cash consideration for the Sibneft shares was $3 billion.

On October 3, 2003, YUKOS took ownership of 3 413 735 740 shares of Sibneft (equal to 72% plus 1 share of total authorized capital) in exchange for 702 397 159 shares (26.01%) of YUKOS Oil Company.

Both newly- and previously-issued stock of YUKOS Oil Company was used for the purpose of the share exchange with Sibneft. The total number of newly issued shares was 463 524 307 , including 6 481 placed as part of the pre-emptive right exercise and 463 517 826 shares placed under closed subscription among companies representing the principal shareholders of Sibneft. Following registration of a report with the Federal Commission on the Securities Market of the Russian Federation on the results of the new share issuance, there will be a total of 2 700 488 885 shares for the combined company.

On November 28, 2003, an extraordinary shareholders' meeting of YUKOS Oil Company will consider amendments to YUKOS' corporate Charter including the official name change to YukosSibneft Oil Company, as well as the election

of a new Board of Directors and the approval of an interim dividend.

The revised draft of the Charter contemplates, among other things, the creation of a Management Board that will be responsible for the day-to-day operations of the company.

The proposed changes also cover internal policies & procedures, the number of Directors and the authorities of the Board of Directors.

***

Forward-looking Statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or future financial performance. You are cautioned that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that cannot be predicted with certainty. Accordingly, actual outcomes and results may differ materially from what has been expressed or forecasted in the forward-looking statements. There is no intention to update these statements to make them conform with actual results.

This document does not constitute an offer or invitation to subscribe for, purchase or sell any securities and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. The term "merger", as used in this document, does not imply changes to the legal organizational form of YUKOS or Sibneft. In addition, none of the securities of YUKOS or Sibneft have been registered under the United States securities laws and consequently may not be offered, sold or delivered within the United States absent registration under, or an applicable exemption from, the registration requirements of the United States securities laws.

YUKOS Press Service:
+7 095 785-08-55

YUKOS Investor Relations
+7 095 788-00-33

Sibneft International Media Relations
+7 095 777-31-16

Sibneft Investor Relations
+7 095 777-31- 82

YUKOS OIL COMPANY REPORTS STRONG YEAR ON YEAR RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2003

Moscow, October 20, 2003. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the second quarter and the first half of 2003 prepared in accordance with US GAAP and reviewed by PricewaterhouseCoopers.

Second Quarter and First Half 2003 Financial and Operational Highlights

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Sales and other operating revenues (millions USD)	3,825	2,562	7,723	4,571
Net income (millions USD)	955	758	2,222	1,220
Earnings per share, basic and diluted (USD)	0.44	0.35	1.03	0.57
Crude oil production, including YUKOS' interest in equity affiliates (millions metric tons)	19.7	16.7	39.0	32.3
Crude oil production, including YUKOS' interest in equity affiliates (millions barrels)	144.2	121.8	285.3	236.4
Refining throughput (millions metric tons)	8.9	7.5	18.1	15.1
Refining throughput (millions barrels)	65.0	55.1	132.6	110.7

"The first half of 2003 financial results reflect YUKOS' effective operations and strict cost control. Despite continuous tariff growth and transport infrastructure limitations, we maintain our leadership position in the Russian oil industry", said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of Directors of YUKOS.

Sales and other operating revenues reached USD 3.825 billion for the second quarter of 2003, a 49.3% increase compared to the same period of 2002 as a result of higher production volumes and generally higher realized prices. Sales and other operating revenues reached USD 7.723 billion for the first half of 2003, a 69.0% increase compared to the same period of 2002.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were USD 1.238 billion in the second quarter of 2003, compared to USD 1.008 billion in the same period of 2002 and USD 2.902 billion in the first half of 2003 compared to USD 1.686 billion in the first half of 2002 (see reconciliation of EBITDA to net income in table below).

Net income for the second quarter of 2003 was USD 955 million versus USD 758 million in the same period of 2002. Net income for the first half of 2003 was USD 2.222 billion versus USD 1.220 billion in the same period of 2002.

YUKOS' crude oil production, including its interest in production of equity affiliates, was 19.7 million metric tons (144.2 million barrels) in the second quarter of 2003, which is 18.3% more than in the corresponding period of 2002. Refinery throughput increased by 18.0% in the second quarter of 2003 to 8.9 million metric tons (65.0 million barrels) mainly as a result of consolidation into the Company's operating results of 1.1 million metric tons (8.2 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the second quarter of 2003. YUKOS' crude oil production including its interest in production of equity affiliates was 39.0 million metric tons (285.3 million barrels) in the first six months of 2003, which is 20.6% more than in the corresponding period of 2002. Refinery throughput increased by 19.8% in the first six months of 2003 to 18.1 million metric tons (132.6 million barrels).

YUKOS continued to grow international sales in the second quarter of 2003, which increased year on year by 40.9% in the second quarter 2003 and reached 15.6 million metric tons (113.1 million barrels) of crude oil and oil products combined. In the first half of 2003 international sales were 29.2 million metric tons (213.2 million barrels) of crude oil and oil products combined.

The Company has revised its methodology of reporting the effect of changes in inventory balances on the consolidated statements of income to achieve a more accurate allocation of this effect between various cost items. This revision has led to reclassification of certain amounts among different cost items in the prior periods.

Operating expenses were USD 494 million in the second quarter of 2003 compared to USD 353 million in the same quarter of 2002 and USD 982 million in the first half of 2003 compared to USD 668 million in the first half of 2002. Higher operating expenses in the second quarter of 2003 were mainly a result of higher production and refining volumes as well as higher per barrel costs. Average production lifting costs in the second quarter of 2003 were USD 1.49 per barrel of oil equivalent, 3.5% higher than the USD 1.44 recorded in the same period of 2002 primarily as a result of increases in certain production costs due to continued real appreciation of the Russian Ruble against U.S. Dollar, increases in electricity tariffs and in salary costs, accrual of 2003 annual bonuses not accrued in 2002 (USD 0.07 per barrel of oil equivalent), partly offset by a decrease in Veteran program expenses. In the second quarter of 2003 refining operating costs were USD 1.41 per barrel, 17.5% higher than in the same period of 2002 with most of the increase due to the consolidation of AB Mazeikiu Nafta. In the first half of 2003 production lifting costs were USD 1.47 per barrel of oil equivalent, compared to USD 1.38 per barrel of oil equivalent in the same period of 2002. In the first half of 2003 refining operating costs were USD 1.36 per barrel compared to USD 1.14 per barrel in the first half of 2002.

Distribution expenses were USD 593 million in the second quarter of 2003 compared to USD 322 million in the same quarter of 2002 and USD 1,047 million in the first half of 2003 compared to USD 616 million in the first half of 2002. This increase reflected significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the transportation mix.

Selling, general and administrative expenses were USD 322 million in the second quarter of 2003 compared to USD 224 million in the same quarter of 2002 and USD 575 million un the first half of 2003 compared to USD 332 million in the first half of 2002 due to consolidation of costs of companies acquired in 2002 as well as increases in salaries, performance bonuses, contributions, social payments, advertising and legal expenses.

Taxes other than income tax amounted to USD 1,172 billion in the second quarter of 2003, which represents an increase of 84.3% or USD 536 million versus the corresponding period of 2002 primarily due to increases in the oil price-sensitive export duties and the unified production tax as well as increases in excise taxes. Additionally, taxes other than income tax increased as a result of the net effect of a change in inventory balances. Taxes other than income tax amounted to USD 2,179 billion in the first half of 2003, compared to USD 1,169 billion in the first half of 2002.

In the second quarter of 2003 YUKOS invested a total net amount of USD 403 million in its upstream development, in refinery upgrades and enhancement of its marketing capabilities compared to USD 298 million in the same period of 2002. Of these amounts, net capital expenditures in upstream in the second quarter of 2003 were USD 297 million and net downstream and other capital expenditures were USD 106 million, compared to USD 241 million and USD 57 million respectively in the same period of 2002. Separately, the Company made a first payment for the acquisition of 20 percent less one share of Sibneft of USD 1.25 billion in the second quarter of 2003.

In the first half of 2003 YUKOS invested a total net amount of USD 855 million in its upstream development, in refinery upgrades and enhancement of its marketing capabilities compared to USD 575 million in the same period of 2002. Of these amounts, net capital expenditures in upstream in the first half of 2003 were USD 639 million and net downstream and other capital expenditures were USD 216 million, compared to USD 443 million and USD 132 million respectively in the same period of 2002.

Cash, cash equivalents and marketable securities as of June 30, 2003 were USD 3.612 billion compared to USD 3.995 billion at December 31, 2002. Combined long-term and short-term debt was USD 471 million at June 30, 2003 compared to USD 499 million at the end of 2002.

The full set of financial statements and notes thereto as well as management's discussion and analysis of the second quarter and the first six months of 2003 results are available on the Company's web site www.yukos.com.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.
Percentage changes for the volume information and volume data in barrels are calculated from the volume data before rounding

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	June 30, 2003	December 31st, 2002
Current assets	7,513	7,232
Total assets	16,988	14,394
Current liabilities	1,794	1,704
Total liabilities	4,073	3,523
Minority interest	360	316
Total shareholders' equity	12,555	10,555

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Sales and other operating revenues	3,825	2,562	7,723	4,571
Total operating costs and other deductions	(2,872)	(1,671)	(5,366)	(3,063)
Crude oil, petroleum and other products purchased	(125)	(20)	(251)	(69)
Operating expenses	(494)	(353)	(982)	(668)
Distribution expenses	(593)	(322)	(1,047)	(616)
Selling, general and administrative expenses	(322)	(224)	(575)	(332)
Depreciation, depletion and amortization	(124)	(92)	(238)	(168)
Taxes other than income tax	(1,172)	(636)	(2,179)	(1,169)
Write-offs of property and investments	(22)	(13)	(47)	(28)
Exploration expenses	(20)	(11)	(47)	(13)
Total other income, net	222	86	429	118
Total income tax expense	(226)	(218)	(565)	(416)
Minority interest	6	(1)	(10)	10
Cumulative effect of change in accounting principle, net of tax	-	-	11	-
Net income	955	758	2,222	1,220
Basic and diluted earnings per share (USD per share)	0.44	0.35	1.03	0.57

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Net income	955	758	2,222	1,220
Total of adjustments to reconcile net income to net cash provided by operating activities	58	195	206	380
Total changes in operational working capital, excluding cash and debt	(320)	(67)	(408)	(329)
Net cash provided by operating activities	693	886	2,020	1,271
Net cash used for investing activities	(705)	(945)	(1,501)	(1,590)
Net cash used for financing activities	(33)	(56)	(446)	(74)
Effect of foreign exchange on cash balances	21	(4)	26	(18)
Net change in cash and cash equivalents	(24)	(119)	99	(411)

Reconciliation of earnings before interest, tax, depreciation and amortization (EBITDA) to net income
(expressed in millions of US Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Net income	955	758	2,222	1,220
Income tax expense	226	218	565	416
Interest expense	14	7	30	15
Interest income	(81)	(67)	(153)	(133)
Depreciation, depletion and amortization	124	92	238	168
EBITDA	1,238	1,008	2,902	1,686

Press office : Company News

28/11/2003 YUKOS Oil Company Shareholders' Meeting approves dividend of about $2 billion

Moscow , November 28, 2003 - The Extraordinary General Meeting of Shareholders of YUKOS Oil Company today approved a dividend for the first 9 months of 2003 in the total amount of RUR 59.9 billion (about USD 2 billion) or RUR 26.78 (about USD 0.89) per one ordinary share.

By decision of the shareholders' meeting, the dividend will be paid out by February 28, 2004 to YUKOS shareholders of record as of September 25, 2003.

The shareholders' meeting preserved the wording of the Company's Charter currently in effect, and the former composition of the Board of Directors elected at the Annual General Meeting on 18 June 2003.

Forward-looking statement.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact
Alexander Gladyshev
+7 095 788-00-33
investors@yukos.ru

21/11/2003 YUKOS' crude oil production up 18.5% in the first nine months of 2003

Please read the press-release in PDF format.

4/11/2003 YukosSibneft Proposed Management Board

Moscow , November 4, 2003. The Board of Directors of YUKOS-Moscow has made a decision to form a Management Board of YUKOS. The Management Board will be responsible for coordination of all aspects of the operational and financial activities of YUKOS Oil Company. The following individuals have been elected to the Management Board.

Simon Kukes - Chief Executive Officer
Yuri Beilin, Deputy Chief Executive Officer, President of YUKOS EP
Mikhail Brudno, President of YUKOS RM
Bruce Misamore, Chief Financial Officer
Alexander Temerko, Senior Vice President of YUKOS-Moscow
Steven Theede, Executive Director, President of YUKOS-Moscow
Mikhail Trushin, First Vice President of YUKOS-Moscow

It is expected that this group of managers will also be nominated by the principal shareholders of Yukos Oil Company for the Management Board of YukosSibneft subject to approval by the new YukosSibneft Board of Directors to be elected at the Extraordinary General Meeting on November 28, 2003.

Following his resignation on November 3, 2003, Mikhail Khodorkovsky does not intend to take any positions in YukosSibneft.

Forward-looking statement.
Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

International Information Department:
Hugo Erikssen
+ 7 095 540-63-13
inter@yukos.ru

YUKOS Press Service:
Alexander Shadrin
+7 095 785-08-55
pr@yukos.ru

Investor Relations Contact (YUKOS Oil Company):
Alexander Gladyshev
+7 095 788-00-33
investors@yukos.ru

3/11/2003 An announcement by the Chairman of the YUKOS Oil Company Management Board

YUKOS Oil Company's unprecedented success has no equivalents in the history of Russian and international business.

Over the past seven years, the Company has eliminated debt arrears of $3 billion. Production costs have been reduced six-fold, while production itself has doubled. Taxes paid by the Company to all levels of government will be in excess of $5 billion this year. Over $100 million is spent annually on philanthropic programs.

We were the first Russian business to consistently implement the principles of financial transparency and socially responsible business behavior. We introduced international standards of corporate governance. We were able to achieve absolute recognition and trust on the Russian and global markets.

We created the most efficient company in the country.

Over the next few years, I had set myself the goal of building an international energy company - a leader of the world economy.

But the situation that has developed today forces me to set aside my plans to continue my personal involvement in YukosSibneft's development. As a manager, I have to do all I can to pull our workforce safely out from under the blows that are being directed at me and my partners. I am leaving the Company. I am confident that the extremely professional, close-knit team of highly experienced managers, supported by the Board of Directors, will successfully handle the challenge of the globalization of YukosSibneft's business.

I would like to express my deep appreciation to everyone who took part, together with me, in building the best Company in Russia. Together, we did something that seemed unthinkable seven years ago.

My own future plans involve continuing my work as Chairman of the Management Board of the Regional Public Organization "Otkrytaya Rossiya." Its philanthropic activities support the education and upbringing of young people and civic initiatives to build an open and truly democratic society in Russia.

Wherever I may work, I will do my all for my country, Russia, in the great future of which I firmly believe.

Mikhail Khodorkovsky
Moscow, 3 November 2003

PRESS RELEASE

YUKOS' CRUDE OIL PRODUCTION UP 18.5% IN THE FIRST NINE MONTHS OF 2003

Moscow, 21 November 2003. YUKOS Oil Company today released its preliminary consolidated operating results for the third quarter and the first nine months of 2003.

Third Quarter 2003 vs. Third Quarter 2002

YUKOS' production was 20.7 million metric tons (151 million barrels) of crude oil and gas condensate, including 0.2 million metric tons (1.5 million barrels) of YUKOS' interest in the production of equity affiliates in the third quarter of 2003, which is 14.7% more than in the corresponding period of 2002. Refinery throughput increased by 25.2% in the third quarter of 2003 to 10.3 million metric tons (75 million barrels) primarily as a result of consolidation into the Company's operating results of 2.12 million metric tons (15.4 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the third quarter of 2003.

Gas production increased from 0.65 billion cubic meters (23.0 billion cubic feet) in the third quarter of 2002 to 1.28 billion cubic meters (45.2 billion cubic feet) in the third quarter of 2003, including 0.29 billion cubic meters (10.3 billion cubic feet) of YUKOS' interest in the production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In the third quarter of 2003 international sales of crude oil were 11.2 million metric tons (82 million barrels), an increase of 10.9% over the same period in 2002. Excluded from the international sales of crude oil were 2.09 million metric tons (15.3 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales in the third quarter of 2003. International sales of petroleum products were at a level of 5.5 million metric tons (40 million barrels) in the third quarter of 2003, which is 79.5% higher than in the third quarter of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 1.99 million metric tons (15.1 million barrels) sold by Mazeikiu Nafta. Sales of petroleum products on the Russian domestic market in the third quarter of 2003 were 4.9 million metric tons (38 million barrels), which is 11.3% higher than in the same period of 2002.

In the third quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 12.5 million metric tons (92 million barrels), an increase of 26.4% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 3.5 million metric tons (24 million barrels) in the third quarter of 2003, an increase of 16.5% over the same period in 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 60.77% in the third quarter of 2003, compared to 57.25% in the third quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.64% in the third quarter of 2003.

Excluding YUKOS' interest in equity affiliates, YUKOS drilled 297.5 thousand meters of production wells in the third quarter of 2003, 18.9% more than in the third quarter of 2002. Excluding YUKOS' interest in equity affiliates, placed on stream in the third quarter of 2003 were 113 new wells compared to 83 in the third quarter of 2002.

Nine Months 2003 vs. Nine Months 2002

YUKOS' production was 59.7 million metric tons (436 million barrels) of crude oil and gas condensate, including 0.4 million metric tons (3.3 million barrels) of YUKOS' interest in the production of equity affiliates in the first nine months of 2003, which is 18.5% more than in the corresponding period of 2002. Refinery throughput increased by 21.7% in the first nine months of 2003 to 28.4 million metric tons (208 million barrels) primarily as a result of consolidation into the Company's operating results of 5.0 million metric tons (36.3 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the first nine months of 2003.

Gas production increased from 1.60 billion cubic meters (56.7 billion cubic feet) in the first nine months of 2002 to 3.94 billion cubic meters (139.2 billion cubic feet) in the first nine months of 2003, including 0.58 billion cubic meters (20.4 billion cubic feet) of YUKOS' interest in the production of equity affiliates,

primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In the first nine months of 2003 international sales of crude oil were 32.5 million metric tons (237 million barrels), an increase of 22.6% over the same period in 2002. Excluded from the international sales of crude oil were 4.8 million metric tons (35.3 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales in the first nine months of 2003. International sales of petroleum products were at a level of 13.5 million metric tons (98 million barrels) in the first nine months of 2003, which is 71.1% higher than in the same period of 2002 primarily as a result of inclusion into the Company's international petroleum product sales of 4.5 million metric tons (34.6 million barrels) sold by Mazeikiu Nafta. Sales of petroleum products on the Russian domestic market in the first nine months of 2003 were 13.8 million metric tons (105 million barrels), which is 1.1% higher than in the same period of 2002.

In the first nine months of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 36.2 million metric tons (265 million barrels), an increase of 37.8% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 8.8 million metric tons (62 million barrels) in the first nine months of 2003, an increase of 14.7% over the same period in 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 60.48% in the first nine months of 2003, compared to 57.83% in the first nine months of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.83% in the first nine months of 2003.

Excluding YUKOS' interest in equity affiliates, YUKOS drilled 835.2 thousand meters of production wells in the first nine months of 2003, 17.4% more than in the same period of 2002. Excluding YUKOS' interest in equity affiliates, placed on stream in the first nine months of 2003 were 281 new wells compared to 245 in the same period of 2002.

The results of Mazeikiu Nafta and Sakhaneftegas operations were consolidated into the Company's results beginning with the fourth quarter and December 2002, respectively. YUKOS' interests in the production of Rospan and the Zapadno-Malobalykskoe oilfield have been included in the production of equity affiliates beginning with the first quarter and the second quarter of 2003, respectively. Sibneft's operations will be consolidated into the Company's operational and financial results beginning with the fourth quarter of 2003.

Also released were the preliminary YukosSibneft operational targets for 2004, which are subject to further review in light of the recent tax changes announced or passed in the Russian Federation, and to final approval by the YukosSibneft Board of Directors. YukosSibneft's crude oil and gas condensate production is forecasted to reach 142 million metric tons (1.041 billion bbl), including YukosSibneft's stakes in Slavneft and other equity affiliates' production in the amount of 12 million metric tons (87 million bbl) in 2004, while gas production is forecasted at a level 13 billion cubic meters (457 billion cubic feet), including YukosSibneft's stakes in Slavneft and other equity affiliates' production of 4 billion cubic meters (124 billion cubic feet). Refinery throughput, excluding Slavneft volumes, is forecasted to reach 56 million metric tons (409 million bbl) in 2004.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Investor Relations Contact (YUKOS Oil Company)
Alexander Gladyshev
+7095 788 00 33
e-mail: investors@yukos.ru

Table 1: YUKOS preliminary operational results for the third quarter of 2003

	Three months ended September 30,		Three months ended September 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	20.7	18.0	151	132	14.7%
YUKOS' interest in production of equity affiliates	0.2	0	1.5	0	n.a.
Refinery throughput	10.3	8.2	75	60	25.2%
Crude and petroleum product sales	21.7	17.7	160	128	22.6%
International sales of crude oil	11.2	10.1	82	74	10.9%
International sales of petroleum products	5.5	3.1	40	21	79.5%
Domestic petroleum product sales	4.9	4.4	38	33	11.3%
Exports of crude oil outside the territory of the Russian Federation**	12.5	9.9	92	73	26.4%
Exports of petroleum products outside the territory of the Russian Federation**	3.5	3.0	24	20	16.5%

Table 2: YUKOS preliminary operational results for the first nine months of 2003

	Nine months ended September 30,		Nine months ended September 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	59.7	50.3	436	368	18.5%
YUKOS' interest in production of equity affiliates	0.4	0	3.3	0	n.a.
Refinery throughput	28.4	23.4	208	171	21.7%
Crude and petroleum product sales	60.0	49.3	442	359	21.7%
International sales of crude oil	32.5	26.5	237	194	22.6%
International sales of petroleum products	13.5	7.9	98	55	71.1%
Domestic petroleum product sales	13.8	13.7	105	102	1.1%
Exports of crude oil outside the territory of the Russian Federation**	36.2	26.3	265	192	37.8%
Exports of petroleum products outside the territory of the Russian Federation**	8.8	7.7	62	53	14.7%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

30/12/2003 Statement from YUKOS Oil Company

Moscow, 30 December 2003 - In connection with the charges made against our Company by the Ministry of Taxation, YUKOS Oil Company deems it necessary to make the following statement.

The tax audit of the Company, which served as the basis for the accusations that YUKOS had unlawfully minimized tax payments, began on 15 December 2003 and ended on 29 December 2003. The official certificate of audit was handed to the Company on that same day. The audit claims that the Company owes additional payments in an amount "in excess of 98 billion rubles" in connection with the fiscal year 2000.

The additional claim stems from income earned by several dozen independent organizations in the course of their business activities, which the tax audit has now treated as part of YUKOS Oil Company's gross income. Yet, according to Company information, these organizations have already fully accounted for the sums in question to the tax authorities.

YUKOS Oil Company denies the accusations being made by the tax authorities against it and considers them groundless.

Both YUKOS Oil Company and the other organizations mentioned in the certificate of audit have paid their taxes in strict compliance with the provisions of the Russian tax legislation. Their compliance with tax legislation has been confirmed by numerous audits performed by the tax authorities of various jurisdictions.

In 2000 YUKOS Oil Company paid the highest taxes in the entire Russian oil industry relative to its size. After factoring in the claims of the tax authorities against the Company for a sum "in excess of 98 billion rubles," YUKOS's tax burden for fiscal 2000 would represent over 84% of its gross income - significantly greater than its profits in the year in question.

The Company is concerned about the charges of the Ministry and intends initiate legal proceedings to challenge the claim and prove the lawfulness of its actions in the appropriate courts.

Forward-looking statement. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance by the Company or of the occurrence of future events associated with the activities of the Company, and involve risks, uncertainties, and assumptions that the Company cannot predict with certainty. Accordingly, actual Company outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. The Company does not intend to update these statements to make them conform with actual results.

18/12/2003 OMV and Transpetrol sign contract for construction of a new crude oil pipeline

Please read the press-release in PDF format.

17/12/2003 Statement on the Status of Negotiations with Representatives of Former Principal Shareholders of Sibneft

1. In late November, representatives of the former principal shareholders of OAO Sibneft approached YUKOS' principal shareholders on the subject of possible repurchase of 92% of Sibneft's shares from YUKOS.
2. YUKOS' principal shareholders then approached YUKOS's management with the request to conduct negotiations on a possible repurchase transaction.
3. YUKOS' two principal shareholder groups had a prior agreement on the principles which were to be adhered to with regard to any repurchase transaction, namely the *pari passu* principle with respect to the treatment of all shareholders and compliance with all necessary corporate governance procedures.
4. The possibility of such a transaction was discussed at an informal meeting of the YUKOS Board of Directors which instructed the management to conduct appropriate negotiations.
5. Last week Yuri Beilin, Deputy CEO, conducted preliminary negotiations with the former Sibneft shareholder representatives, including discussions and general agreement upon a methodology of effecting the repurchase transaction. No final agreements were reached and no legal documents on the subject were signed on behalf of the Company.
6. In this connection YUKOS would like to emphasize that the transaction involving the purchase of Sibneft's shares by YUKOS was closed on October 3. Thus, at present 92% of Sibneft's shares are owned by YUKOS. This means that, firstly, the possible transaction as any other transaction involving major asset sales, must be considered in the interests of all of YUKOS' shareholders, and, secondly, all necessary corporate procedures should be complied with. Particularly, the transaction must be approved by YUKOS' independent Board of Directors and by approval at a General Shareholders' Meeting.
7. YUKOS management has already been in consultation with the Board of Directors concerning the possible terms of the transaction. Some independent directors expressed their concern over certain aspects of the repurchase deal. In particular, it was pointed out that at a minimum interest was payable on the $3 billion loan which had effectively been provided by YUKOS to the former principal shareholders if the repurchase transaction was concluded. In addition, there should be appropriate

compensation to the Company for the breakage of the share purchase and exchange transactions already concluded. Furthermore, the issue of joint liability of both parties in respect of the risks associated with the repurchase transaction (in particular, the risk of minority shareholders' claims) should also be resolved.

8. YUKOS management intends to continue to negotiate to determine whether an acceptable agreement can be obtained. In doing so, the management will act in the interests of all the Company's shareholders and will be guided by corporate governance principles. Until an acceptable agreement has been reached and approved by YUKOS' Board of Directors and shareholders, the Company will continue to adhere to the terms and conditions of the existing agreements.

YUKOS OMV TRANSPETROL

OMV and Transpetrol sign contract
for construction of a new crude oil pipeline

Bratislava, December 18, 2003 – OMV (Austria) and Transpetrol (Slovakia), 49% owned by YUKOS Oil Company, today signed a shareholder agreement to create a joint venture for the construction and operation of a new crude oil pipeline between Bratislava and OMV's Schwechat refinery in Austria. Construction of the 60-km long pipeline, which will have a total capacity of around 3.6 million metric tons per year, will begin before the end of 2004. The estimated investment in the project amounts to EUR 28 million.

In addition, a 10-year supply contract for 2 million metric tons of crude oil per year was signed.

"Signing the contracts today is evidence of the deep trust shown by our partners toward YUKOS as a stable and reliable supplier of Russian crude oil to the European market," said President of YUKOS RM and Managing Board Member of YUKOS Moscow Mikhail Brudno.

Gerhard Roiss, OMV Deputy CEO responsible for Refining & Marketing, emphasized the strategic importance of this project for the group: "Thanks to this contract, we will be able to directly supply our Schwechat refinery with Russian oil, in addition to the Adria-Vienna Pipeline. This supply diversification will also generate cost benefits with respect to both products and logistics."

Štefan Czucz, the CEO and Chairman of the Board of Directors of Transpetrol, said in connection with the project: "The project of building the oil pipeline connecting Bratislava and Schwechat has been on the minds of experts for nearly 13 years. I am very happy that today there are no barriers at all to its realization and that it will be Transpetrol that will join such two big and renowned energy firms as Yukos and OMV."

Deliveries will begin by January 2006, with annual volumes of about 20% of the capacity of the Schwechat refinery. Through construction of additional pumping stations, the capacity of the pipeline can be increased to 5 million metric tons per year.

Prices for the crude oil will be in line with existing oil supply contracts between YUKOS and refineries in the region.

A Memorandum of Understanding regarding the construction of the new pipeline and respective crude oil deliveries under a long-term agreement was signed by YUKOS and OMV in August.

Background information:

YUKOS is the largest fully privatized, vertically integrated oil company in Russia. Further information on Yukos is available at www.yukos.ru (in Russian) and www.yukos.com (in English).

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe (CEE), OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on four continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2,000 km pipeline system and transports 31 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

Transpetrol is one of the strategic companies of the Slovak economy. Transpetrol is the only company in Slovakia operating in the area of domestic and international transit of oil via its oil pipeline network, as well as storage of oil for both commercial customers and State Resource Reserves. The oil pipeline system of Transpetrol consists of distance pipelines whose total length is 1,032 km and whose transport capacity is 21 million tons per year. In 2002 YUKOS Oil Company acquired a strategic 49-percent share in Transpetrol and the state kept a majority 51-percent share. In 2002 Transpetrol transported a total of 9,446,000 tons of oil.

Forward looking statements: Some of the information in this press release may include expectations or predictive statements about future events or the future financial development of the companies mentioned. We would like to explicitly point out that these statements do not in any way represent a guarantee that such future events will actually take place. They involve risks, uncertainties and assumptions that we cannot predict with certainty in advance. Thus actual events and developments may vary materially from the events as presented in the predictive statements. We will not update these statements to reflect the events that actually take place.

For further information please contact:

YUKOS

Investor Relations	Alexander Gladyshev Tel.: 0070 95 788 00 33; e-mail: investors@yukos.ru

OMV

Press relations:	Bettina Gneisz Tel.: 0043 1 40440 21660 E-Mail: bettina.gneisz@omv.com Thomas Huemer Tel.: 0043 1 40440 21660; E-Mail: thomas.huemer@omv.com
Investors/Analysts:	Brigitte H. Juen Tel.: 0043 1 40440 21622; E-Mail: investor.relations@omv.com
Internet:	http://www.omv.com

Transpetrol

Press relations:	Michaela Benedigová Tel.: 00421 2 4342 2978; E-Mail: benedigova@interel.sk

Annex 3

Summaries of Quarterly Reports

Approved by the Order of the Ministry of Finance
Of the Russian Federation dated 13 January 2000, No. 4H

BALANCE SHEET
For 31 March 2003

Stamp: "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers No. 1
DEPARTMENT OF OFFICE CONTROL
Registration No.47-05/2766
Date 08.05.2003 Signature (signature)
Received by mail"

	CODES
Form No. 1 as per OKUD	0710001
Date (year, month, day)	2003/04/30
as per OKPO	00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** — **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** — **as per OKVED 11.10.11**
Organizational and legal form/Form of property
OAO (Open Joint Stock Company) — **as per OKOPF/OKFS 47 / 31**
Unit of Measurement **thousand rubles** — **as per OKEI 384/385**
Location (address) **Nefteyugansk, 26 Lenina Street**

Stamp: "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers No. 1
DEPARTMENT OF OFFICE CONTROL
Registration No. ____
Date 30.04.2003 Signature (signature)"

Date Approved	
Date Sent/Received	

ASSETS	Figure code	For the beginning of accounting period	For the end of accounting period
1	2	3	4
I. Non-circulating Assets			
Intangible Assets	**110**	**98**	**95**
including: patents, licenses, trade marks (service marks), other rights and assets similar to the listed	**111**	**98**	**95**
management expenses	**112**	-	-
business reputation of the organization	**113**	-	-
Fixed Assets:	**120**	**15,160,913**	**15,808,982**
including: plots of land and nature management objects	**121**	3	3
Buildings, structures, machines and equipment	**122**	**12,670,660**	**12,774,380**
Construction in process	**130**	4,359,038	4,195,367
Profitable investments in material assets	**135**	-	-
including: property to be transferred on lease	**136**	-	-
property to be transferred on hire agreement	**137**	-	-
Long-term financial investments	**140**	**76,647,308**	**79,351,823**
including: investments in affiliated companies	**141**	69,245,954	70,988,273
investments in dependent companies	**142**	2,276,307	3,015,210
investments in other organizations	**143**	751,237	751,237
loans granted to organizations for a term exceeding 12 months	**144**	4,088,865	4,270,583
other long-term financial investments	**145**	284,945	326,520
Other non-circulating assets	**150**	**909,919**	**856,515**
Total of Section I	**190**	**97,077,276**	**100,212,782**

II. Circulating Assets			
Supplies	**210**	**608,811**	**633,540**
including:Raw and other materials and other similar valuables	**211**	411,650	374,724
animals, in rearing and fattening	**212**		
Costs in production in progress (distribution costs)	**213**	288	966
finished products and goods for resale	**214**	32,489	10,991
goods dispatched	**215**	2,131	33
costs of future periods	**216**	151,920	236,493
other supplies and costs	**217**	10,333	10,333
VAT on acquired valuables	**220**	**2,234,151**	**1,078,637**
Accounts receivable (payments expected within more than 12 months after the reporting date)	**230**	-	-
including: buyers and customers	**231**	-	-
notes receivable (62)	**232**	-	-
debts of affiliated and dependent companies (78)	**233**	-	-
advances issued (61)	**234**	-	-
other debtors	**235**	-	-
Accounts receivable (payments expected within 12 months after the reporting date), including	**240**	**38,894,943**	**43,833,518**
including: buyers and customers	**241**	22,142,853	23,244,200
notes receivable	**242**		
debts of affiliated and dependent companies	**243**	6,539,239	4,458,386
debt of participants (founders) on payments to authorized capital (75)	**244**		
advances issued (61)	**245**	3,819,961	4,722,723
other debtors	**246**	6,392,890	11,408,209
Short-term financial investments (56, 58, 82)	**250**	15,375,618	5,805,149
Including; loans granted to organizations for the term less than 12 months	**251**	3,178	545,708
company's own stock redeemed from shareholders	**252**		582,628
other short-term financial investments	**253**	15,372,440	4,676,813
Funds	**260**	**2,945,201**	**6,139,766**
including: cash	**261**	9	16
settlement accounts	**262**	581,636	984,147
hard currency accounts	**263**	2,363,546	5,155,598
other funds	**264**	10	5
Other circulating assets	**270**		
Total of Section II	**290**	**60,058,724**	**57,490,610**
BALANCE (Sum of lines 190+290)	**300**	**157,136,000**	**157,703,392**

LIABILITIES	Line code	For the beginning of the accounting period	For the end of the accounting period
1	2	3	4
III. Capital and Reserves			
Authorized Capital	**410**	8,948	8,948
Supplementary capital	**420**	551,550	551,547
Reserve capital	**430**	895	895
Including: reserves formed according to legislation	**431**	895	895
reserves formed according to constitutive documents	**432**	-	-
Social sphere funds	**440**		
Purpose financing and supplies	**450**	-	-
Retained earnings of past years	**460**	46,134,548	46,134,347
Uncovered loss of past years	**465**		
Retained earnings of the accounting year	**470**	X	
Uncovered loss of the accounting year	**475**	X	- 587,293
Total of Section III	**490**	**46,695,941**	**46,108,444**
IV. Long-Term Liabilities			
Loans and Credits	**510**	-	-
including: bank credits to be repaid within more than 12 months from the accounting date	**511**		
Other loans to be repaid within more than 12 months from the accounting date	**512**		-
Other long-term liabilities	**520**	**3,421,002**	**3,432,630**
Total of Section IV	**590**	**3,421,002**	**3,432,630**
V. Short-Term Liabilities			
Loans and Credits	**610**	**70,130**	**251,326**
including: bank credits to be repaid within 12 months from the accounting date	**611**		
loans to be repaid within 12 months from the accounting date	**612**	70,130	251,326
Account Payable	**620**	**92,873,063**	**106,021,034**
Including: suppliers and contractors	**621**	28,849,318	48,045,920
notes payable	**622**	10,387,897	7,043,804
debt to affiliated and dependent companies	**623**	47,392,628	46,784,996
debt to company personnel	**624**	5,286	5,951
debt to government off-budget funds	**625**		
debt to budget	**626**	176,377	
advances received	**627**	137,828	96,909
other creditors	**628**	5,923,729	4,043,454
Debt to participants (founders) in income payments	**630**	13,151,735	968,853
Income of future periods	**640**	923,435	920,411
Reserves for future costs	**650**	694	694
Other short-term liabilities	**660**		
Total of Section V	**690**	**107,019,057**	**108,162,318**
BALANCE (Sum of lines 490+590+690)	**700**	**157,136,000**	**157,703,392**

Record of valuables accounted for on the off-balance accounts

Item	Line code	For the beginning of the accounting period	For the end of the accounting period
1	2	3	4
Rented fixed assets	910	10,586	13,268
Including those in leasing	911	-	-
Inventory holdings accepted for chargeable storage	920	6,258,138	5,965,957
Goods accepted on commission	930		
Debts of insolvent debtors written off as loss	940	1,105,960	1,106,247
Received security of obligations and payments	950	1,810	-
Issued security of obligations and payments	960	5,013,734	5,421,262
Wear of housing resources	970	-	-
Wear of objects of external improvement and other similar objects	980	-	-
	990	-	-

Manager **(signature)**

(signature) **(decoding of signature)**

Chief Accountant **(signature)**

(signature) **(decoding of signature)**

Professional Accountant's Qualification Attestate

Dated " " _______________ **, No.** _____

Stamp: "Open Joint Stock Company "YUKOS Oil Company, Nefteyugansk"

Approved by the Order of the Ministry of Finance
Of the Russian Federation dated 13 January 2000, No. 4H

INCOME STATEMENT
For the 1st quarter of 2003

	CODES
Form No. 2 as per OKUD	0710002
Date (year, month, day)	2003/04/30
as per OKPO	00044440

Organization OAO NK YUKOS
Taxpayer's Identification Number — INN 8604010486
Type of activity Production, processing and sales of oil and oil products — as per OKVED 11/10.11
Organizational and legal form/Form of property
OAO (Open Joint Stock Company) — as per OKOPF/OKFS 47 / 31
Unit of Measurement thousand rubles — as per OKEI 384/385

Item	Line code	For the accounting period	For the same period of last year
1	2	3	4
I. Income and expenses from usual types of activities			
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	**3,902,421**	**5,360,804**
including: from sales of products, services	011	1,439,158	1,258,989
goods	012	2,463,263	4,101,815
	013	0	0
Cost price of sold goods, products, works, services	020	**2,383,654**	**3,607,920**
including: sold products, services	021	575,904	456,060
goods	022	1,807,750	3,151,860
	023		
Gross profit	029	**1,518,767**	**1,752,884**
Commercial expenses	030	167,833	672,225
Management expenses	040	411,818	331,352
Profit (loss) from sales (lines(010-020-030-040)	050	**939,116**	**749,307**
II. Operating income and expenses			
Interest receivable	060	74,420	28,230
Interest payable	070		1
Income from participation in other organizations	080	21,380	10,096
Other operating income	090	25,771,425	6,425,527
Other operating expenses	100	25,846,856	6,466,555
III. Off-sale icome and expenses			
Off-sale income	120	606,374	1,017,614
Off-sale expenses	130	1,921,426	815,660
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	**- 355,567**	**948,558**
Profit tax and other similar mandatory payments	150	231,726	197,962
Profit (loss) from usual activities	160	**- 587,293**	**750,596**
IV. Extraordinary income and expenses Extraordinary income	170		
Extraordinary expenses	180		
Net profit (retained earnings (loss) of the accounting period (lines 160+170-180)	190	**- 587,293**	**750,596**
AS REFERENCE Dividends per one share*, in Rubles on preference shares	201		
on ordinary shares	202		
Amounts of dividends per one share assumed for the next year*: on preference shares	203		

on ordinary shares	204		

* Stated in the annual accounting reports

DECODING OF CERTAIN PROFITS AND LOSSES

Item	Line code	For the accounting period		For the same period of previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits, recognized or ordered to be paid by the court (arbitration court) ruling	210			-	293
Profit (loss) of past years	220		69,672	1,046	56,234
Compensation of losses incurred by failure to perform or inadequate performance of obligations	230				
Rate differences in hard currency operations	240	577,716	553,866	982,321	594,268
Reduction of cost of material and production supplies for the end of the accounting period	250				
Writing off accounts payable and accounts receivable with expired limitation of action	260	149		217	4,737
				-	-

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company, Nefteyugansk"

" " ____________ 2003

Approved by the Order of the Ministry of Finance
Of the Russian Federation dated 13 January 2000, No. 4H

BALANCE SHEET
For 30 June 2003

Stamp:
"[Received] by mail
Interregional Inspection of the
Ministry of Taxes and Collections of Russia
on the largest taxpayers No. 1.
DEPARTMENT OF OFFICE CONTROL
Registration No.47-05/587
Date 14.08.2003 Signature (signature)"

	CODES
Form No. 1 as per OKUD	**0710001**
Date (year, month, day)	**2003/07/30**
as per OKPO	**00044440**

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** — **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** — **as per OKVED 11.10:11**
Organizational and legal form/Form of property
OAO (Open Joint Stock Company) — **as per OKOPF/OKFS 47 / 31**
Unit of Measurement **thousand rubles** — **as per OKEI 384/385**
Location (address) **Nefteyugansk, 26 Lenina Street**

Stamp: "Interregional Inspection of the
Ministry of Taxes and Collections of Russia
on the largest taxpayers No. 1.
DEPARTMENT OF OFFICE CONTROL
Registration No. ____
Date 30.07.2004 Signature (signature)"

Date Approved	
Date Sent/Received	

ASSETS	Figure code	For the beginning of accounting period	For the end of accounting period
1	2	3	4
I. Non-circulating Assets			
Intangible Assets	**110**	**98**	**650**
including: patents, licenses, trade marks (service marks), other rights and assets similar to the listed	**111**	**98**	**650**
management expenses	**112**	-	-
business reputation of the organization	**113**	-	-
Fixed Assets:	**120**	**15,160,913**	**13,213,132**
including: plots of land and nature management objects	**121**	3	3
buildings, structures, machines and equipment	**122**	12,670,660	12,682,424
Construction in process	**130**	4,359,038	3,928,459
Profitable investments in material assets	**135**	-	-
including: property to be transferred on lease	**136**	-	-
property to be transferred on hire agreement	**137**	-	-
Long-term financial investments	**140**	**76,647,308**	**79,017,559**
including: investments in affiliated companies	**141**	69,245,954	70,598,798
investments in dependent companies	**142**	2,276,307	3,015,210
investments in other organizations	**143**	751,237	752,247
loans granted to organizations for a term exceeding 12 months	**144**	4,088,865	4,308,394
other long-term financial investments	**145**	284,945	324,910
Other non-circulating assets	**150**	**940,112**	**830,341**
Total of Section I	**190**	**97,107,469**	**96,990,141**

II. Circulating Assets			
Supplies	**210**	**608,811**	**757,007**
including:raw and other materials and other similar valuables	**211**	411,650	382,995
animals, in rearing and fattening	**212**		
costs in production in progress (distribution costs)	**213**	288	
finished products and goods for resale	**214**	32,489	11,977
goods dispatched	**215**	2,131	
costs of future periods	**216**	151,920	361,999
other supplies and costs	**217**	10,333	36
VAT on acquired valuables	**220**	**2,234,151**	**838,636**
Accounts receivable (payments expected within more than 12 months after the reporting date)	**230**	-	-
including: buyers and customers	**231**	-	-
notes receivable (62)	**232**	-	-
debts of affiliated and dependent companies (78)	**233**	-	-
advances issued (61)	**234**	-	-
other debtors	**235**	-	-
Accounts receivable (payments expected within 12 months after the reporting date), including	**240**	**38,894,943**	**89,954,964**
including: buyers and customers	**241**	22,142,853	27,574,128
notes receivable	**242**		
debts of affiliated and dependent companies	**243**	6,539,239	5,547,145
debt of participants (founders) on payments to authorized capital (75)	**244**		
advances issued (61)	**245**	3,819,961	4,539,669
other debtors	**246**	6,392,890	52,294,022
Short-term financial investments (56, 58, 82)	**250**	**15,375,618**	**2,204,271**
Including; loans granted to organizations for the term less than 12 months	**251**	3,178	530,225
company's own stock redeemed from shareholders	**252**		
other short-term financial investments	**253**	15,372,440	1,088,360
Funds	**260**	**2,945,201**	**327,384**
including: cash	**261**	9	89
settlement accounts	**262**	581,636	272,500
hard currency accounts	**263**	2,363,546	54,795
other funds	**264**	10	-
Other circulating assets	**270**		
Total of Section II	**290**	**60,058,724**	**94,082,262**
BALANCE (Sum of lines 190+290)	**300**	**157,166,193**	**191,072,403**

Record of valuables accounted for on the off-balance accounts

Item	Line code	For the beginning of the accounting period	For the end of the accounting period
1	2	3	4
Rented fixed assets	**910**	10,586	10,783
Including those in leasing	**911**	-	-
Inventory holdings accepted for chargeable storage	**920**	6,258,138	6,226,964
Goods accepted on commission	**930**		
Debts of insolvent debtors written off as loss	**940**	1,105,960	1,101,830
Received security of obligations and payments	**950**	1,810	
Issued security of obligations and payments	**960**	5,013,734	5,918,288
Wear of housing resources	**970**	-	-
Wear of objects of external improvement and other similar objects	**980**	-	-
	990	-	-

Manager **(signature)** **Chief Accountant** **(signature)**

Professional Accountant's Qualification Attestate

" " ________________ 2003 **Dated " " ________________, No. _____**

Stamp: "Open Joint Stock Company "YUKOS Oil Company, Nefteyugansk"

Approved by the Order of the Ministry of Finance
Of the Russian Federation dated 13 January 2000, No. 4H

<u>Stamp:</u> "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers No. 1
DEPARTMENT OF OFFICE CONTROL
Registration No. ____
Date 30.07.2004 Signature (signature)

INCOME STATEMENT
For 6 months of 2003

CODES

Form No. 2 as per OKUD	**0710002**	
Date (year, month, day)	**2003/07/30**	
as per OKPO	**00044440**	

Organization **<u>OAO NK YUKOS</u>**
Taxpayer's Identification Number **INN 8604010486**
Type of activity **<u>Production, processing and sales of oil and oil products</u>** **as per OKVED 11.10.11**
Organizational and legal form/Form of property
OAO (Open Joint Stock Company) **as per OKOPF/OKFS 47 / 31**
Unit of Measurement **<u>thousand rubles</u>** **as per OKEI 384/385**

Item	Line code	For the accounting period	For the same period of last year
1	2	3	4
I. Income and expenses from usual types of activities			
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	**010**	**4,711,022**	**12,858,238**
including from sales of :	**011**		
goods	**012**	2,537,991	9,798,814
products, services	**013**	2,173,031	3,059,424
Cost price of sold goods, products, works, services	**020**	**2,891,438**	**7,632,457**
including: sold	**021**		
goods	**022**	1,882,805	6,483,687
products, services	**023**	1,008,634	1,148,770
Gross profit	**029**	**1,819,584**	**5,225,781**
Commercial expenses	**030**	187,294	1,785,051
Management expenses	**040**	1,150,416	887,421
Profit (loss) from sales (lines(010-020-030-040)	**050**	**481,874**	**2,553,309**
II. Operating income and expenses			
Interest receivable	**060**	150,169	58,527
Interest payable	**070**	66,505	444
Income from participation in other organizations	**080**	80,553	32,662
Other operating income	**090**	43,829,262	13,642,538
Other operating expenses	**100**	43,817,226	13,735,630
III. Off-sale icome and expenses			
Off-sale income	**120**	44,947,113	5,774,765
Off-sale expenses	**130**	5,740,206	1,697,592
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	**140**	**39,865,034**	**6,628,135**
Profit tax (lines 151+152+153-154)	**150**	236,156	608,107
including:	**151**	9,567,608	
Assumed income (expense) on profit tax	**152**	-9,298,664	
Permanent tax obligation	**153**	20,864	
Deferred tax asset	**154**	53,652	
Similar mandatory payments (fines and penalties on taxes			

and collections)	155	7,329	
Profit (loss) from usual activities (lines 140-151-152-155)	**160**	**39,588,761**	**6,020,028**
IV. Extraordinary income and expenses Extraordinary income	170	0	0
Extraordinary expenses	180	0	0
Net profit (retained earnings (loss) of the accounting period (lines 160+170-180)	**190**	**39,588,761**	**6,020,028**
AS REFERENCE Dividends per one share* on preference shares	201		
on ordinary shares	202		
Amounts of dividends per one share assumed for the next year*: on preference shares	203		
on ordinary shares	204		

* Stated in the annual accounting reports

DECODING OF CERTAIN PROFITS AND LOSSES

Item	Line code	For the accounting period		For the same period of previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits, recognized or ordered to be paid by the court (arbitration court) ruling	210			-	2
Profit (loss) of past years	220		5,236		295,347
Compensation of losses incurred by failure to perform or inadequate performance of obligations	230				
Rate differences in hard currency operations	240	1,865,441	1,583,034	1,431,329	947,846
Reduction of cost of material and production supplies for the end of the accounting period	250				
Writing off accounts payable and accounts receivable with expired limitation of action	260	-	-	1,455	5,476
	270			-	-

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company, Nefteyugansk"

" " ____________ 2003

YUKOS Oil Company
U.S. GAAP Interim Condensed Consolidated Financial Statements
June 30, 2003

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of YUKOS Oil Company

We have reviewed the accompanying interim condensed consolidated balance sheet of YUKOS Oil Company and its subsidiaries as of June 30, 2003, and the related interim condensed consolidated statements of income, of cash flows, and of comprehensive income for three- and six-month periods ended June 30, 2003 and 2002, and of changes in shareholders' equity for three- and six-month periods ended June 30, 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Moscow, Russian Federation
October 8, 2003

YUKOS Oil Company

Interim Condensed Consolidated Balance Sheets (UNAUDITED)

(expressed in millions of U.S. Dollars, except as indicated)

	Notes	June 30, 2003	December 31, 2002
Assets			
Cash and cash equivalents	2	1,158	982
Cash and cash equivalents deposited with equity investees	2	588	665
Marketable securities and other short-term investments	3	1,866	2,348
Accounts and notes receivable, net	4	3,032	2,446
Inventories	5	577	541
Current deferred income tax asset and other current assets		292	250
Total current assets		7,513	7,232
Equity investees and long-term investments at cost		540	446
Property, plant and equipment, net		7,068	6,116
Deferred income tax asset		111	107
Other long-term assets	12	1,756	493
Total assets		16,988	14,394
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt		89	121
Trade accounts and notes payable		528	502
Other accounts payable and accrued liabilities	7	627	664
Taxes payable	8	515	392
Current deferred income tax liability		35	25
Total current liabilities		1,794	1,704
Long-term debt		382	378
Deferred income tax liability		1,356	1,121
Other long-term liabilities		541	320
Total liabilities		4,073	3,523
Minority interest		360	316
Ordinary shares (authorized and issued at June 30, 2003 and December 31, 2002 – 2,237 million shares; nominal value – RR 0.004 per share)		9	9
Additional paid in capital		958	934
Retained earnings		11,523	9,599
Accumulated other comprehensive income (net of income tax expense of USD 17 and of USD 6 at June 30, 2003 and December 31, 2002, respectively)		185	117
Ordinary shares held in treasury, at cost (June 30, 2003 – 81 million shares; December 31, 2002 – 81 million shares)		(120)	(104)
Total shareholders' equity		12,555	10,555
Commitments and contingent liabilities	10	-	-
Total liabilities and shareholders' equity		16,988	14,394

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Income (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Sales and other operating revenues (including excise tax)	8, 11	3,825	2,562	7,723	4,571
Operating costs and other deductions					
Crude oil, petroleum and other products purchased		125	20	251	69
Operating expenses		494	353	982	668
Distribution expenses		593	322	1,047	616
Selling, general and administrative expenses		322	224	575	332
Depreciation, depletion and amortization		124	92	238	168
Taxes other than income tax	8	1,172	636	2,179	1,169
Write-offs of property and investments		22	13	47	28
Exploration expenses		20	11	47	13
Total operating costs and other deductions		2,872	1,671	5,366	3,063
Other income (expenses)					
Realised gains on marketable securities, net		69	4	69	4
Income from equity affiliates		15	7	23	8
Other (losses) income, net		(3)	9	89	23
Interest income		81	67	153	133
Interest expense		(14)	(7)	(30)	(15)
Exchange gain (loss), net		74	6	125	(35)
Total other income, net		222	86	429	118
Income before income tax, minority interest and cumulative effect of change in accounting principle, net of tax		1,175	977	2,786	1,626
Income tax					
Current income tax expense		202	132	358	199
Deferred income tax expense		24	86	207	217
Total income tax expense		226	218	565	416
Income before minority interest and cumulative effect of change in accounting principle, net of tax		949	759	2,221	1,210
Minority interest		6	(1)	(10)	10
Cumulative effect of change in accounting principle, net of tax	1	-	-	11	-
Net income		955	758	2,222	1,220
Basic and diluted earnings per share before cumulative effect of change in accounting principle (USD per share)		0.44	0.35	1.02	0.57
Cumulative effect of change in accounting principle, net of tax (USD per share)		-	-	0.01	-
Basic and diluted earnings per share (USD per share)		0.44	0.35	1.03	0.57
Weighted-average shares outstanding (millions of shares)	9				
Basic		2,156	2,153	2,156	2,153
Diluted		2,168	2,156	2,168	2,156

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Cash Flows (UNAUDITED)
(expressed in millions of U.S. Dollars)

	Notes	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating activities					
Net income		955	758	2,222	1,220
Total of adjustments to reconcile net income to net cash provided by operating activities, excluding changes in working capital		58	195	206	380
Total changes in operational working capital, excluding cash and debt		(320)	(67)	(408)	(329)
Net cash provided by operating activities		693	886	2,020	1,271
Investing activities					
Net additions to property, plant and equipment		(403)	(298)	(855)	(575)
Net proceeds from sales (purchases) of long-term investments, including additional shares of subsidiaries and advances to investment dealers		3	(520)	(9)	(999)
Payment for Sibneft acquisition	12	(1,250)	-	(1,250)	-
Net proceeds from sales (purchases) of available-for-sale marketable securities and other short-term investments		972	(134)	665	(16)
Other		(27)	7	(52)	-
Net cash used for investing activities		(705)	(945)	(1,501)	(1,590)
Financing activities					
Net proceeds from (repayments of) short-term debt		(15)	5	(31)	(1)
Net repayments of long-term debt		(2)	(6)	(14)	(15)
Net cash from (used for) treasury shares transactions		4	3	(8)	6
Dividends paid		(5)	(1)	(384)	(6)
Return of proceeds on share emission		-	(60)	-	(60)
Other		(15)	3	(9)	2
Net cash used for financing activities		(33)	(56)	(446)	(74)
Effect of foreign exchange on cash balances		21	(4)	26	(18)
Net change in cash and cash equivalents		(24)	(119)	99	(411)
Cash and cash equivalents at beginning of period		1,770	1,117	1,647	1,409
Cash and cash equivalents at end of period		1,746	998	1,746	998

YUKOS Oil Company

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity and of Comprehensive Income (UNAUDITED)

(expressed in millions of U.S. Dollars, except as indicated)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 2002	2,237	9	934	9,599	117	(104)	10,555
Net income	-	-	-	1,267	-	-	1,267
Other comprehensive income	-	-	-	-	41	-	41
Purchases of treasury shares	-	-	-	-	-	(17)	(17)
Sales of treasury shares	-	-	3	-	-	2	5
Stock-based compensation plans	-	-	8	-	-	-	8
Balance at March 31, 2003	2,237	9	945	10,866	158	(119)	11,859
Net income	-	-	-	955	-	-	955
Other comprehensive income	-	-	-	-	27	-	27
Purchases of treasury shares	-	-	-	-	-	(1)	(1)
Sales of treasury shares	-	-	5	-	-	-	5
Stock-based compensation plans	-	-	8	-	-	-	8
Dividends declared	-	-	-	(298)	-	-	(298)
Balance at June 30, 2003	2,237	9	958	11,523	185	(120)	12,555

Comprehensive income for the three- and six-month periods ended June 30, 2003 and 2002 was as follows:

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Net income	955	758	2,222	1,220
Other comprehensive income				
Change in net unrealized gains on securities	22	65	66	145
Foreign currency translation adjustment	5	(29)	2	(27)
Total other comprehensive income	27	36	68	118
Total comprehensive income	982	794	2,290	1,338

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation

These unaudited interim condensed consolidated financial statements should be read in conjunction with the YUKOS Oil Company audited consolidated financial statements as of and for the year ended December 31, 2002. The December 31, 2002 condensed consolidated balance sheet data has been derived from audited financial statements, however, since it is presented on a condensed basis it does not include all the disclosures required by accounting principles generally accepted in the United States of America for annual financial statements.

YUKOS Oil Company and its subsidiaries and associates (the "Company") are a vertically integrated group of companies. In October 2003 the Company acquired a 92 percent interest in Sibneft Oil Company (" Sibneft"), see Note 12.

In the opinion of the Company's management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the periods reported herein. All such adjustments are of a normal recurring nature, except for the cumulative effect of changes in accounting principles, as described further below. The financial results of the periods reported herein are not necessarily indicative of future financial results.

Currency exchange rates. The following summarizes the end of period exchange rates of the Russian Ruble ("RR") to the U.S. Dollar ("USD") for the dates presented:

Russian Rubles per U.S. Dollar	2001	2002	2003
March 31,	-	31.12	31.38
June 30,	-	31.45	30.35
December 31,	30.14	31.78	-

Accounting changes. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS 143 differs in several significant respects from the previous accounting employed by the Company. Prior to the adoption of SFAS 143, the Company accrued site restoration costs on an undiscounted basis using the units-of-production method of accounting. As of December 31, 2002, USD 199 million had been accrued and included in accumulated depletion, depreciation and amortization.

Under SFAS 143, the Company recognizes a liability for the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred, and capitalizes the associated asset retirement cost. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an ARO resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Certain downstream long-lived assets, principally refineries, generally have indeterminate settlement dates for the asset retirement since the Company currently plans to operate such assets in perpetuity. Therefore, asset retirement obligations were not recognized for these assets, but may be in the future if and when such circumstances change.

The cumulative effect of this change in accounting principle was a credit to income of USD 11 million, net of tax, which was reflected in the Company's interim condensed consolidated statement of income for the six months ended June 30, 2003. The effect of adoption resulted in increases in property, plant and equipment, long-term liabilities and deferred tax assets of USD 229 million, USD 222 million and USD 4 million, respectively.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation (Continued)

Recent accounting pronouncements. In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 amended Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and established standards for determining under what circumstances a variable interest entity ("VIE") should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that are not required to be consolidated but in which it reporting entity has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first financial year or interim period ending after December 15, 2003. Management does not expect the adoption of FIN 46 will have a significant impact on the financial position or results of operations of the Company.

Reclassifications. Certain comparative figures have been reclassified to conform to current period presentation.

Note 2: Cash and Cash Equivalents

The interim condensed consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30, 2003 and December 31, 2002, cash and cash equivalents comprised the following:

	June 30, 2003	December 31, 2002
U.S. Dollar bank deposits	946	1,310
Russian Ruble bank deposits (RR 18,317 million and RR 10,318 million at June 30, 2003 and December 31, 2002, respectively)	604	325
Russian Ruble certificates of deposit (RR 5,875 million and RR 259 million at June 30, 2003 and December 31, 2002, respectively)	194	8
Russian Ruble bank promissory notes (RR 65 million and RR 141 million at June 30, 2003 and December 31, 2002, respectively)	2	4
	1,746	1,647
Less: cash and cash equivalents at Trust Investment Bank (former Trust and Investment Bank) and Bank MENATEP Saint Petersburg	(588)	(665)
Total cash and cash equivalents	1,158	982

Cash and cash equivalents at equity investees, Trust Investment Bank and Bank MENATEP Saint Petersburg ("Banks"), include bank deposits at, promissory notes of, and certificates of deposit at the Banks. The Company's balances at the Banks comprise a substantial portion of the Banks' total deposits.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 3: Marketable Securities and Other Short-Term Investments

	June 30, 2003	December 31, 2002
Marketable securities	1,586	1,752
Other short-term investments	280	596
Total marketable securities and other short-term investments	1,866	2,348

Substantially all marketable securities held by the Company are classified as available-for-sale. The Company invests primarily in the Russian securities markets. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included in accumulated other comprehensive income within shareholders' equity. Realized gains and losses are included in income on a current basis. Details of the net carrying amounts, net unrealized holding gains and losses, and fair values of marketable securities at June 30, 2003 and December 31, 2002 are as follows:

	Net carrying amount	Net unrealized holding gains (losses)	Fair value
Bonds and other Russian government securities	668	125	793
Corporate debt securities	575	28	603
Equity securities	150	40	190
Total marketable securities at June 30, 2003	1,393	193	1,586
Bonds and other Russian government securities	1,029	113	1,142
Corporate debt securities	442	7	449
Equity securities	167	(6)	161
Total marketable securities at December 31, 2002	1,638	114	1,752

Note 4: Accounts and Notes Receivable, Net

	June 30, 2003	December 31, 2002
Prepaid and recoverable value-added and other taxes	1,283	964
Trade accounts receivable (net of allowances for doubtful accounts of USD 46 million and USD 41 million at June 30, 2003 and December 31, 2002, respectively)	1,035	912
Advances to suppliers (net of allowances for doubtful accounts of USD 3 million and USD 1 million at June 30, 2003 and December 31, 2002, respectively)	458	300
Promissory notes receivable	8	23
Other receivables (net of allowances for doubtful accounts of USD 8 million and USD 11 million at June 30, 2003 and December 31, 2002, respectively)	248	247
Total accounts receivable, net	3,032	2,446

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 5: Inventories

	June 30, 2003	December 31, 2002
Crude oil and petroleum products	279	298
Materials and supplies	298	243
Total inventories	577	541

Note 6: Recent Disposals

Sale of subsidiaries involved in Zapadno-Malobalykskoe oilfield. In March 2003, the Company sold a 50 percent stake in its subsidiary holding the license and an equal stake in the company holding development and service rights for the Zapadno-Malobalykskoe oilfield located in Western Siberia ("ZMB") to the Hungarian petroleum company MOL for USD 100 million, recognizing a gain of USD 70 million on the disposal of the subsidiaries. As of December 31, 2002, ZMB's proved oil reserves were 40 million barrels. Following the sales, the Company is accounting for its investment in these companies using the equity method.

Sale of assets of John Brown Hydrocarbons Limited. In May 2003, the Company sold certain principal assets previously held by John Brown Hydrocarbons Limited for USD 30.6 million, recognizing a loss of USD 2 million on the disposal, subject to certain adjustments.

Note 7: Other accounts payable and accrued liabilities

	June 30, 2003	December 31, 2002
Dividends payable	312	402
Advances from customers	61	54
Salaries and wages payable	104	64
Other	150	144
Total other accounts payable and accrued liabilities	627	664

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 8: Taxes

Taxes other than income tax. Taxes other than income tax included in the interim condensed consolidated statements of income for the three- and six-month periods ended June 30, 2003 and 2002 were as follows:

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Export duties	504	148	862	297
Unified production tax	480	334	985	575
Excise tax	165	93	287	182
Road users tax	-	30	-	56
Property tax	11	15	23	30
Tax penalties and interest	-	3	1	6
Other	12	13	21	23
Total taxes other than income tax	1,172	636	2,179	1,169

Taxes payable at June 30, 2003 and December 31, 2002 were as follows:

	June 30, 2003	December 31, 2002
Value-added tax	173	140
Income tax	13	8
Tax penalties and interest	5	7
Excise	80	105
Road users tax	23	38
Property tax	6	8
Unified production tax	150	21
Other	65	65
Total taxes payable	515	392

At June 30, 2003 and December 31, 2002, USD 98 million and USD 91 million, respectively, of value-added tax payable represent deferred amounts, which are due upon settlement of the related receivable balances.

Effective income tax rates. Factors that have reduced our effective tax rate for the six months ended June 30, 2003 as compared to the six-month period ended June 30, 2002, included a reduction in the rate accrued on unremitted earnings of certain consolidated subsidiaries offset by expenses that were not deductible for Russian tax purposes.

We provide for taxes on unremitted earnings of our subsidiaries that are payable upon distribution to the parent company through our existing legal structure if the retained earnings of our subsidiaries are not considered permanently invested. We continuously assess possible methods of transferring the earnings to YUKOS Oil Company and adjust this provision accordingly. Such taxes are recognized at enacted rates corresponding to the method we intend to utilize to distribute or transfer the unremitted earnings to YUKOS Oil Company.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 8: Taxes (continued)

In the fourth quarter of 2002, management revised its estimate of the applicable tax rates associated with the expected remittance of earnings from certain subsidiaries. In conjunction with completion of a tax restructuring, the effective tax rate on the remittance from such subsidiaries has been reduced by 5 percent. Accordingly the rate applied in the three- and six-month periods ended June 30, 2003 was approximately 5 percent lower than that applied in the same periods of 2002.

Note 9: Earnings Per Share

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Weighted-average shares outstanding – basic earnings per share	2,156	2,153	2,156	2,153
Add: incremental shares from assumed conversions of				
Stock options	4	1	4	1
Conditional stock	8	2	8	2
Weighted-average shares outstanding – diluted earnings per share	2,168	2,156	2,168	2,156

Note 10: Commitments and Contingent Liabilities

Operating environment. While there have been improvements in the economic situation in the Russian Federation in recent years, it continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation. Russian tax legislation is subject to varying interpretations and periodic changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, certain transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The existence of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes, there are no probable liabilities that would have a material adverse effect on the financial position, operating results or liquidity of the Company, and that have not been accrued in the interim condensed consolidated financial statements.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 10: Commitments and Contingent Liabilities (continued)

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

Note 11: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes and reports on the segments within the Company for making operating decisions and assessing performance.

Operating segment information for the three months ended June 30, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segments revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	1,928	-	-	1,928
International sales – oil products	-	899	-	-	899
Domestic sales – crude oil	5	1	-	-	6
Domestic sales – oil products	3	775	-	-	778
Other	90	91	33	-	214
Intersegment revenues	893	9	13	(915)	-
Total sales and other operating revenues	991	3,703	46	(915)	3,825
Segment net income	23	834	98	-	955
Additions to property, plant and equipment	309	97	24	-	430

Operating segment information for the three months ended June 30, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Sales and other operating revenues					
International sales – crude oil	1	1,365	-	-	1,366
International sales – oil products	-	421	-	-	421
Domestic sales – crude oil	5	41	-	-	46
Domestic sales – oil products	-	653	-	-	653
Other	58	17	1	-	76
Intersegment revenues	459	17	4	(480)	-
Total sales and other operating revenues	523	2,514	5	(480)	2,562
Segment net income (loss)	(181)	1,113	(174)	-	758
Additions to property, plant and equipment	234	38	11	-	283

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 11: Segment Information (continued)

Operating segment information for the six months ended June 30, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segments revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	3,953	-	-	3,953
International sales – oil products	-	1,913	-	-	1,913
Domestic sales – crude oil	6	5	-	-	11
Domestic sales – oil products	5	1,436	-	-	1,441
Other	211	142	52	-	405
Intersegment revenues	1,696	22	24	(1,742)	-
Total sales and other operating revenues	1,918	7,471	76	(1,742)	7,723
Segment net income (loss)	(73)	2,379	(84)	-	2,222
Additions to property, plant and equipment	650	166	65	-	881

Operating segment information for the six months ended June 30, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Sales and other operating revenues					
International sales – crude oil	1	2,457	-	-	2,458
International sales – oil products	-	783	-	-	783
Domestic sales – crude oil	6	57	-	-	63
Domestic sales – oil products	2	1,094	-	-	1,096
Other	139	30	2	-	171
Intersegment revenues	883	22	8	(913)	-
Total sales and other operating revenues	1,031	4,443	10	(913)	4,571
Segment net income (loss)	(234)	1,774	(320)	-	1,220
Additions to property, plant and equipment	443	87	45	-	575

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 12: Subsequent events

Acquisition of Sibneft. In October 2003, the Company completed its acquisition of 92 percent of the voting stock of Sibneft for approximately USD 13.8 billion, subject to certain adjustments, for a total consideration of USD 3 billion cash and 702.4 million shares of Company stock. The Company believes the transaction will strengthen its competitive advantages by providing a larger production and reserve base and creating an enhanced platform for further growth.

In May 2003, the Company made a first cash payment of USD 1.25 billion for the acquisition. This amount was recorded within other long-term assets in the Company's Interim Condensed Consolidated Balance Sheet as of June 30, 2003. In August and October 2003, respectively, the Company made two additional cash payments of USD 500 million and USD 1.25 billion.

The Company received 20 percent minus one share of Sibneft's outstanding shares in August 2003, and the remaining 72 percent plus one share in October 2003.

In October 2003 the Company exchanged 238.9 million treasury shares, (including 223.2 million repurchased in September 2003 through an open tender at RR 505 per share) and issued 463.5 million new shares to the selling shareholders of Sibneft. The 702.4 million shares provided to the selling shareholders of Sibneft is 26.01 percent of the Company's issued capital stock.

This acquisition will be accounted for using the purchase method of accounting. No goodwill is expected to be recognized in the purchase price allocation. The results of operations of Sibneft will be included in the Company's consolidated financial statements starting October 2003.

Acquisition of OOO Geoilbent. In September 2003, the Company through a subsidiary acquired a 34 percent interest in OOO Geoilbent ("Geoilbent"), a holder of exploration and development licenses for a number of oil and gas fields located in Western Siberia. The purchase price for the interest was USD 75 million. The Company acquired its interest in Geoilbent to further strengthen its position as a significant producer of crude oil in the Russian Federation.

Financings. In September 2003, the Company completed a pre-export facility term loan agreement with Citigroup, Commerzbank, Crédit Lyonnais, Deutsche Bank, HSBC, ING and Societe Generale S.A. for USD 1 billion. The loan will be syndicated and is split into two tranches: a three year tranche and a five year tranche. The facility is secured by proceeds from crude oil deliveries. The interest rate on the loan is 1.5 percent over LIBOR for the three year tranche, 1.75 percent over LIBOR for the five year tranche during the first three years and 2.0 percent over LIBOR thereafter. The annual interest rate for the five year tranche will be reduced by 0.25 percent if and when the Company's long-term foreign currency credit rating reaches BBB- (rated by Standard&Poor's) or Baa3 (rated by Moody's). The terms of the loan agreement require the Company to meet certain financial and non-financial covenants. In the event of oversubscription during syndication of the loan, the facility may be increased.

In October 2003, the Company completed a pre-export facility term loan agreement with Societe Generale S.A. for USD 1.6 billion on virtually identical terms and conditions to the USD 1 billion secured facility discussed above. The loan was not syndicated. Group MENATEP Limited, the majority shareholder of YUKOS Oil Company, provided financial support for the amount of the financing.

OAO Yukos Quarterly Report as of September 30, 2003

Name of issuer	Open Joint Stock Company (OAO)Yukos Oil Company
Issuer code	00198-A
Reporting period	3rd quarter of 2003
Total pages in report	203
Report signed by	S.G. Kukes, Chairman of the Board of OOO Yukos Moscow, Management Company for OAO Yukos Oil Company I.Ye. Golub, Head Accounting of OAO Yukos Oil Company
Date signed	November 14, 2003
Contact person	Vladimir Nikolaevich Yevseev, Deputy Head, Operations Support Department, Office of Director of Corporate Finance
Contact telephone number	(095) 232 31 61
Contact fax	(095) 232 31 60
Website address	www.yukos.ru
Part I - General Information on the Issuer	
Full name of issuer	Otkrytoe Aktsionernoe Obshchestvo Neftyanaya Kompaniya YUKOS (Russian)
Abbreviated name	OAO Yukos
State registration date	May 12, 1993
State registration certificate number	1350
Name of state registration authority	Administration of the Khanty-Mansiisk Autonomous District
Address of issuer	26, Ulitsa Lenina, 628309 Nefteyugansk, Khanty-Mansiisk Autonomous District, Russian Federation
Mailing address of issuer	31A, Ulitsa Dubininskaya, 115054 Moscow, Russian Federation
Region	Khanty-Mansiisk Autonomous District of the Tyumen Region
Issuer's telephone number	(095) 232 31 61
Issuer's fax number	(095) 232 31 60
Issuer's e-mail address	info@yukos.ru
Information on auditor	Closed Joint Stock Company (ZAO) PriceWaterhouseCoopers Audit
Mailing address	Kosmodamianskaya Nab., 52, str. 5, 115054 Moscow
Telephone number	(095) 967 6000
Fax	(095) 967 6001
E-mail address	doug.miller@ru.pwcglobal.com
License number	E 000376
Date license was issued	May 20, 2002
Expiration date of license	May 20, 2007
Information on registrar	Closed Joint Stock Company M-Reestr, ZAO M-Reestr
Mailing address	Ul. Vavilova, 23, 117312 Moscow, Russian Federation
Telephone number	N.A.
Fax number	N.A.
License number	01204
Date license issued	December 25, 1996
Expiration date of license	June 29, 2004
OKVED [All-Russian Classification of Types of Economic Activity] codes	11.10.11, 23.20, 74.13.1, 74.20.2, 51.12.1, 50.50
Main products and services	Sale of oil and oil-based products, leasing
Average number of employees	11
Number of shareholders	52,125
Issuer's activities which are subject to licensing (or a special permit)	The company holds 15 licenses for the exploration and production of hydrocarbons expiring from 2005 to 2028
Part II Issuer's structure and participation in other enterprises and organizations	
Issuer's Board of Directors	

Name of issuer's management body	General shareholders' meeting and board of directors; individual executive management company: President (General Manager)
Board members	
Semen Grigoryevich Kukes	Chairman of the Board Positions held over last 5 years: President, Chairman of the Board of OAO TNK President of OAO TNK Chairman of the Board of Directors of OAO Yukos Oil Company Share of issuer's authorized capital: none
Mikhail Borisovich Khodorovskii	Positions held over last 5 years: Chairman of Combined Board of ZAO ROSPROM Chairman of the Board of OOO Yukos Moscow Chairman of the Board of Directors of OOO Yukos Moscow – Management Company of OAO Yukos Oil Share of issuer's authorized capital: none
Raj Kumar Gupta	Positions held over last 5 years: Vice President of Strategic Planning for Phillips Petroleum Oil Company, USA Management Consultant, Houston, Texas, USA Share of issuer's authorized capital: none
Yurii Petrovich Pokholkov	Positions held over last 5 years: Dean of Tomsk Polytechnic University Share of issuer's authorized capital: 0.00001%
Jacques Kosciusko-Morize	Positions held over last 5 years: Executive Vice President of International Department of Banque Credit Lyonais, France Manager Cagis, France Share of issuer's authorized capital: none
Aleksei Emilevich Kontorovich	Positions held over last 5 years: Director of Institute of Geology, Oil and Gas of the Siberian branch of the Russian Academy of Sciences Share of issuer's authorized capital: none
Yurii Aleksandrovich Golubev	Positions held over last 5 years: Head specialist in Office of Director of Strategic Planning and Corporate Finance of OOO Yukos Moscow Manager of Office of Director of Business Development, Yukos EP Member of Board of Directors of OAO Yukos Oil Company Share of issuer's authorized capital: 0.01544%
Sarah Collins Carey	Positions held over last 5 years: Attorney/Partner at Squire, Sanders & Dempsey LLP, Washington, D.C., USA Share of issuer's authorized capital: none
Michelle Sublen	Positions held over last 5 years: Financial controller of Oil Field Service Sector for Schlumberger Limited, France Financial Director OAO Yukos Oil Company Treasurer, Schlumberger Limited, France Share of issuer's authorized capital: none
Bernard Loze	Positions held over last 5 years: Chairman of the Board and President of the French company Dubin Swieca & Loze, Paris President of the company Loze & Associes, Paris Share of issuer's authorized capital: none
Francois Claude Bukle	Positions held over last 5 years: Director of Credit Suisse Financial Products, London/Moscow

	Managing Director of Credit Suisse First Boston, London/Moscow Member of Board of Directors of OAO Bank Menatep SPb Member of Board of Directors of AKB DIB Director of GM Investment & Co. Member of Board of Directors of ZAO MFO MENATEP Share of issuer's authorized capital: none
Individual executive management body	The duties of the individual executive management body are vested in the company Yukos Moscow Limited Liability Company, short name: OOO Yukos Moscow
Shares in the authorized capital of subsidiaries and affiliates held by members of the issuer's management bodies	None
Holders of more than 5% of the issuer's authorized capital	
OAO TRAST Investment Bank	Share of issuer's authorized capital and share of issuer's ordinary shares held: 53.4048% (nominee)
OOO Deutsche Bank	Share of issuer's authorized capital and share of issuer's ordinary shares held: 26.4993% (nominee)
ZAO Brunswick UBS Warburg Nominees	Share of issuer's authorized capital and share of issuer's ordinary shares held: 11.5680% (nominee)

List of subsidiaries and affiliates of the issuer

Name of subsidiary/affiliate	Share in the authorized capital of the company held by issuer	Mailing address
OAO Tomskneft VNK	100%	Ul. Burovikov, 23, 636762 Strezhevoi, Tomsk Oblast
OOO FTT Service	100%	Prospekt Mira, 72, 129110 Moscow
OOO Alnasmash	100%	Ul. Vavilova, 23, str. 1, 117312 Moscow
OOO Aviaterminal	100%	Ul. Dubininskaya, 27-29, str. 5, area 1, k. 5, Moscow
OOO Alnasmashservice	100%	Ul. Vavilova, 23, str. 5, 117312 Moscow
OOO ALNAS RD	100%	Ul. Vavilova, 23, str. 1, 117312 Moscow
ZAO Urengoil Inc	100%	Ul. Geologov, 53, Village of Urengoi, Purov Area, Yamalo-Nenetsk Autonomous District, Tyumen Oblast
OAO Achinskii NPZ	100%	Achinsk-14, 662164 Krasnoyarsk Krai
ZAO Energoservisnaya Kompaniya	100%	Ul. Bolshevitskaya, 28a, Caransk, 430000 Republic of Mordoviya
OAO Syranskii NPZ	100%	Ul. Astrakhanskaya, 1, 446009 Syran, Samara Oblast
ZAO Yukos Inform	100%	Krymskii Val, 8, 117049 Moscow
ZAO Yukos U.K. Ltd.	100%	Bellhouse, 175, Regent Street, London WIR 7FB
OOO Yukos Moscow	100%	Ul. Dubininskaya, 17, str. 13, 115054 Moscow
Yukos Finance B.V.	100%	TMF Nederland B.V., Lokatellikade, 1, 1076AZ Amsterdam, Netherlands
OOO Torgovyi Dom Yukos – M	100%	Ul. Derbenevskaya, 14/124, str. 3, 113114 Moscow
OOO Yukos Petroleum	100%	Ul. Kaluzhskaya, 64, Mosalsk, 249930 Kaluzhskaya Oblast
ZAO Yukos Transservice	100%	Plant management office of OAO NK NPZ, 446207 Novokuibyshevsk, Samara Oblast
OOO Strezhevskii NPZ	100%	Ul. Burovikov, 23, Strezhevoi, 636762 Tomsk Oblast
ZAO Kuibyshev Terminal	100%	Ul. Groznenskaya, 443000 Samara

ZAO Syzran Terminal	100%	Ul. Astrakhanskaya, 1, 446009 Syzran, Samara Oblast
OOO Khakas Terminal	92.96%	Ul. Gagarina, 7 662602 Abakan, Republic of Kakasiya
ZAO Novokuibyshevsk Terminal	100%	Ul. Odesskaya, 1, 446200 Novokuibyshevsk, Samara Oblast
OAO Angarskaya Neftekhimicheskaya Kompaniya	100%	Angarsk, Irkutsk Oblast
ZAO Samara IT	100%	Administrative building for OOO OFIS, Novokuibyshevsk, 446207 Samara Oblast
ZAO Yukos-M	100%	Ul. Kommunisticheskaya, 33, korp. 3, Saransk, Republic of Mordoviya
ZAO Ordaliya 2000	100%	Ul. Kostyakova, 2/6, 125422 Moscow
ZAO Tambovnefteprodukt	100%	Ul. Pionerskaya, 9A, Tambov
ZAO Irkutsknefteprodukt	100%	Ul. Oktyabrskoi Revolyutsii, 5, 664007 Irkutsk
OOO Yukos Export Trade	100%	Pervyi Kozhevnicheskii Pereulok, 6/8, 121069 Moscow
OOO Yukos FBTs	100%	Ul. Dubiniskaya, 17a, 115054 Moscow
OAO Stavropolnefteprodukt	100%	Ul. Lermontova, 185, Stavropol, Stavropol Krai
OAO Kuibyshevskii NPZ	100%	Ul. Groznenskaya, 443004 Samara
OOO TopMaster-Realty	100%	Ul. Malaya Tulskaya, 59, 13152 Moscow
OAO Novokuibyshevskii NPZ	100%	Novokuibyshevsk, 446200 Samara Oblast
OOO SIBINTEK Leasing	100%	Ul. Tayezhnaya, 3, Village of Tura, Ilimpiiskii Region, Evenkiiskii Administrative District, 648000 Krasnoyarsk Krai
ZAO Ulyanovsknefteprodukt	100%	Ul. L. Tolstogo, 91, 432601 Ulyanovsk
OOO Yukos SNG Investment	100%	Ul. Babayana, 10/1, 375037 Yerevan, Republic of Armenia
OOO Dubininskoye	100%	Ul. Dubininskaya, 17a, 115054 Moscow
ZAO Bryansknefteprodukt	100%	Ul. S. Perovskoi, 48, 241011 Bryansk
OOO Servisnyi Tsentr	100%	Ul. Odesskaya, 1, Novokuibyshevsk, 446200 Samara Oblast
ZAO Lipetsknefteprodukt	100%	Ul. Gagarina, 102, 398016 Lipetsk
ZAO Penzanefteprodukt	100%	Ul. Neitralnaya, 104, 440013 Penza
OAO Angarskii Zavod Polimerov	100%	Angarsk, Irkutsk Oblast
ZAO Achinsk-Terminal	100%	Achinsk, 662114 Krasnoyarsk Krai
OAO Belgorodnefteprodukt	100%	Ul. Pobedy, 16, 308000 Belgorod
ZAO IK Yukos Invest	100%	Krymskii Val, 8, 117049 Moscow
OAO Voronezhnefteprodukt	100%	Ul. Kirova, 4, 394018 Voronezh
ZAO Orelnefteprodukt	100%	Ul. Mayakovskogo, 40, 302001 Orel
OAO Samaranefteprodukt	100%	Ul. Galaktionovskaya, 72, 443010 Samara
ZAO Yukos Geo	100%	Ul. Mira, 13, 626200 Khanty-Mansiisk
OOO Yukos Import	100%	Ul. Vavilova, 23, 117312 Moscow
ZAO Yukos Maiskoye	100%	Pyt-Yakh, Mamontovo, Tyumen Oblast, Khanty-Mansiisk Autonomous District
ZAO Yukos Mamontovo	100%	Ul. N. Smardakova, 10a, 2nd Residential District, Pyt-Yakh, Tymen Oblast, Khanty-Mansiisk Autonomous District
ZAO Yukos Pravdinsk	100%	Poikovskii Urban Village, Nefteyugansk Region, Tyumen Oblast, Khanty-Mansiisk Autonomous District
OAO Yuganskneftegaz	100%	Nefteyugansk Region, Tyumen Oblast
OOO Tsentr Uchet	100%	Ul. Kuibysheva, 145, 443010 Samara

OOO Nefteavtomatika	100%	Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous District, 628309 Tyumen Oblast
OOO Kontrol Service	100%	Ul. Naberezhnaya Reki Ushaiki, 24, 634050 Tomsk
OOO Servisekologiya	100%	Industrial Zone, 628300 Nefteyugansk, Khanty-Mansiisk Autonomous District
OOO Kinelskii Sklad	100%	Ul. Kuibysheva, 145, 443010 Samara
OOO Zhigulevskii Sklad	100%	Ul. Kuibysheva, 145, Samara
OOO Pervomaiskii Sklad	100%	Ul. Kuibysheva, 145, 443010 Samara
OOO Sergievskii Sklad	100%	Ul. Kuibysheva, 145, 443010 Samara
OOO Bogatovskii Sklad	100%	Ul. Kuibysheva, 145, 443010 Samara
OOO Grekovskii Sklad	100%	Ul. Kuibysheva, 145, 443010 Samara
OOO Samarskii ITTs	100%	Ul. Kuibysheva, 145, k. 734, Samara
OOO Autsoring	100%	Ul. Burovikov, 23, 636762 Strezhevoi, Tomsk Oblast
ZAO Yukos Priobye	100%	Industrial Zone, Nefteyugansk Region, Khanty-Mansiisk District, Tyumen Oblast
OAO Samaraneftegaz	100%	Ul. Kuibysheva, 145, 443010 Samara
OAO Arktikgaz	100%	Ul. Industrialnaya, 6, Novyi Urengoi, 629300 Yamalo-Nenetskii Autonomous District
OOO Val Shatskogo	100%	Ul. Dubininskaya, 27-29, str. 5, 115054 Moscow
ZAO NPSS	100%	Ul. 50 Let Oktyabrya, 30, Tura Urban Village, Evenkiiskii Autonomous District, Krasnoyarsk Krai
OOO YuganskNIPIneft	100%	7 Residential District, 51, Nefteyugansk, Tyumen Oblast
ZAO Yukos Service	100%	Krymskii Val, 8, 117049 Moscow
ZAO Singapaipromservice	100%	Ul. Kievskaya, 1, 628300 Nefteyugansk, Khanty-Mansiisk Autonomous District
OOO Uchet I Otchetnost	100%	1 Residential District, 23, Nefteyugansk, Khanty-Mansiisk Autonomous District
OOO Neftekhimservice	100%	Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous District, Tyumen Oblast
OOO MNU	100%	Ul. Transportnaya, Strezhevoi, 636762 Tomsk Oblast
ZAO Kakasnefteprodukt VNK	100%	Abakan, Republic of Kakasiya
OAO Tomsknefteprodukt VNK	100%	Tomsk
EPUS, Strezhevoi	100%	Ul. Stroitelei, 92, Strezhevoi, 636762 Tomsk Oblast
YUEPUS, Nefteyugansk	100%	Industrial Zone, 628300 Nefteyugansk, Khanty-Mansiisk Autonomous District
MEPUS, Pyt-Yakh	100%	Industrial Zone, Pyt-Yakh, 628381 Khanty-Mansiisk Autonomous District, Tomsk Oblast
SES, Otradnyi	100%	Ul. Zheleznodorozhnaya, 2-a, Otradnyi, Samara Oblast
ZAO Neftegorskii GPZ	98.1%	Gas Refinery, Neftegorsk, 446250 Samara Oblast
ZAO Otradnenskii GPZ	98.1%	Gas Refinery, Otradnyi, 446430 Samara Oblast
OAO ANP	97.5%	Ul. K. Marx, 6, Angarsk, Irkutsk Oblast
OAO Srednevolzhskii NII Po Neftepererabotke	95.43%	Novokuibyshevsk, 446200 Samara Oblast
OAO Buryatnefteprodukt	94.6%	Ul. Zaovrazhnaya, 1, 670004 Ulan-Ude
ZAO Rus	90.07%	Ul. Politekhnicheskaya, 22, 354013 Sochi

OAO Bratsknefteprodukt	87.87%	Bratsk-34, a/ya 2754, 665734 Irkutsk Oblast
OAO Angarskneftekhimproekt	87.84%	Angarsk, 665819 Irkutsk Oblast
OAO YeSFPG	86.61%	Ul. Myasnitskaya, 35, 101959 Moscow
OAO Samarneftekhimproekt	86.05%	Ul. Novo-Sadovaya, 11, Samara, 443002 Samara Oblast
OAO Germes-Moskva	82.8%	Leninskii Prospekt, 146, Room 808, 119526 Moscow
OOO SamaraNIPIneft	81%	Ul. Novo-Sadovaya, 11, Samara, 443002 Samara Oblast
OOO Samara-Terminal	78.20%	Ul. Neftebaznaya, 1, Syzran, 446014 Samara Oblast
OOO Penza-Terminal	77.06%	Ul. Neitralnaya, 104, 440013 Penza
OOO Tomsk-Terminal	73.44%	Ul. Naberezhnaya R. Ushaiki, 24, 634050 Tomsk
OOO Tambov-Terminal	73.65%	Ul. Pionerskaya, 9a, 392012 Tambov
ZAO Voronezh-Terminal	72.72%	Ul. Ilyushina, 3, 394002 Voronezh
ZAO Inzerneft	74%	Ul. Moskovskaya, 99, 410071 Saratov
OAO Vostsibneftegaz	70.77%	Ul. Gagarina, 10a, Village of Baikit, 648360 Evenkiiskii Autonomous Republic
KOO Vostok Aziya Tranzit	66%	Ploshchad Stroitelei, 5, KOO M Ti Es Building, Ulan-Bator-38, Mongolia
ZAO Manoil	63.96%	11-i m/r, 26, Nefteyugansk, Khanty-Mansiisk Autonomous District, 628300 Tyumen Oblast
ZAO Lipetsk-Terminal M	61.50%	Ul. Gagarina, 102, 398016 Lipetsk
OAO NII EKONOMIKI	60.98%	Ulanskii Per., 24, 103045 Moscow
OAO Khantymansiisknefteprodukt	57.63%	Ul. Engelsa, Khanty-Mansiisk, Khanty-Mansiisk Autonomous District, 626200 Tymen Oblast
ZAO Bryansk-Terminal M	54.48%	Ul. Rechnaya, 63, 241021 Bryansk
OOO Yu-Kuban	51%	Pionerskii Pr-t, 253, Anapa, 353410 Krasnoyarsk Krai
ZAO Telespetsnaz	51%	Ulanskii Pereulok, 24, 103045 Moscow
OAO NPF Geofit	51%	Kolarovskii Trakt, 6, 634050 Tomsk
OOO YukSib	51%	Ul. Taube, 7A, 644099 Omsk 99
OAO Tomskgaz	50.93%	Ul. Bolshaya Podgornaya, 73, Tomsk
ZAO Yu-SVL	50%	Ul. Im. Furmanova, 1, Central District, Krasnodar
OOO ZMB	50%	Khanty-Mansiisk Autonomous District, Tyumen Oblast
ZAO Fazan	50%	Sofiiskaya Nab., 26/1, 113816 Moscow
OOO KNK	49.89%	Ul. Shaumyana, 73, Astrakhan
OOO YuKSAR	49%	Pr. Muzrukova, 10, 607190 Sarov, Nizhegorod Oblast
OOO IK SIBINTEK	48.99%	Ulanskii Pereulok, 22, str. 2, 103045 Moscow
OAO Novosibirsknefteprodukt VNK	45.29%	Ul. Gorkogo, 80, 630099 Novosibirsk
OAO SNKhA	44.28%	Ul. Michurina, 52, Samara
ZAO Belgorod-Terminal	41.11%	Ul. Pobedy, 16, 308000 Belgorod
ZAO Rosneftetrans	41%	Ul. Kievskaya, 41, 628300 Nefteyugansk
ZAO Aviakompaniya Yukos Avia	40%	Pribrezhnyi Pr., 7-169, Nefteyugansk, 628300 Tyumen Oblast
OAO Samaranefteprodukt-Avtomatika	38%	Ul. Galaktionovskaya, 72, 443010 Samara
OAO TNGF VNK	38%	Ul. Stroitelei, 83, Strezhevoi, Tomsk Oblast
OAO TNGG VNK	37.99%	Ul. Stroitelei, 83, Strezhevoi, Tomsk Oblast
OAO Voronezhnefteproduktavtomatika	37.99%	Ul. Kirova, 4, 394018 Voronezh
ZAO TsIS TEK	37%	Plotnikov Per., 3, str. 1, 121002 Moscow

ZAO Zhurnal Biznes I Bezopasnost	36.5%	Ul. Planernaya, 12, k. 1, 123481 Moscow
OAO Neftemarket	34.34%	672040 Chita-40
OAO TomskNIPIneft	33.78%	Ul. Naberezhnaya r. Ushaiki, 24, 634050 Tomsk
ZAO Priokskii-Terminal	33.76%	Ul. Komsomolskaya, 66, 302026 Orel
OOO Ulyanovsk-Terminal	32.28%	Ul. L. Tolstogo, 91, 432601 Ulyanovsk
ZAO TZK	29%	Sheremetevo International Airport, 103340 Moscow
OAO Kubanenergo	26.26%	Ul. Stavropolskaya, 2, Krasnodar, 350033 Krasnodar Krai
OAO Tomskenergo	25.88%	Pr. Kirova, 36, 634041 Tomsk
ZAO EKZA	25.1%	Ul. Artsybyshevskaya, 5A, 443041 Samara
OAO Tambovenergo	25.15%	Morshanskoe Shosse, 23, 392680 Tambov
OAO Belgorodenergo	25%	Ul. Kommunisticheskaya, 42, Belgorod
ZAO Lyubel-Oil	24%	211440 Novopolotsk, Belarus
OAO Sibneft	20.021%	Ul. Oktyabrskaya, 85, Lyubinskii Industrial Community, Lyubinskii Region, 646160 Omsk Oblast
ZAO KAFA	50%	Ul. Geologicheskaya, 2, 98107 Feodosiya, Ukraine
OOO Imushchestvo-Service-Strezhevoi	100%	Ul. Yermakova, 11, Strezhevoi, 636780 Tomsk Oblast
OOO Imushchestvo-Service-SSK	100%	OOO Yuganskneftepromburservice Industrial Base, Village of Singapai, Nefteyugansk Region, Khanty-Mansiisk Autonomous District, 628304 Tyumen Oblast
OOO Imushchestvo-Service-Nefteyugansk	100%	OOO Yuganskneftepromburservice Industrial Base, Village of Singapai, Nefteyugansk Region, Khanty-Mansiisk Autonomous District, 628304 Tyumen Oblast
OOO Imushchestvo-Service-Samara	100%	Ul. Kuibysheva, 145, k. 618, 443010 Samara
KOO YuM-Trade	100%	Solongo-Bil Company Building, 3-1, OSG-8, Sukhe-Batorskii Region, Ulan-Bator, Mongolia

Branches and representative offices of issuer	
Representative Office of OAO Yukos Oil Company in the Republic of Hungary	Mailing address: Budakeszi, 51, Budapest, Hungary
Representative Office of OAO Yukos Oil Company in the People's Republic of China	Mailing address: Guanmin Building, 1203, Lyan Ma Tsyao Street, Chaoyan Region, Peking, People's Republic of China
Participation of issuer in industrial, banking and financial groups, holding companies, concerns and associations	American Chamber of Commerce in Russia, World Economic Forum, American-Russian Entrepreneurial Council, Royal Institute of International Relations, Council for Relationships between European Governments and Businesses, International Association of Oil and Gas Producers, Global Energy International Prize Fund, European Business Club
Share of issuer's authorized capital held by the government	None
Part III – Securities issued by issuer	
Authorized capital	8,947,858.312 rubles
Reserves	1,794,000 rubles
Additional paid-in capital	552,018,000 rubles
Number of ordinary shares	2,236,964,578
Nominal value (rubles)	0.004
Preferred shares	None

Percentage of issuer's shares traded outside the Russian Federation	12.92%
Shares issued/retired as of 9/30/03	
Share issue	2,236,964,578 ordinary, registered paperless shares Nominal value: 0.004 rubles State registration number: 1-02-00198-A dated 7/22/2003 6,481 ordinary, registered paperless shares Nominal value: 0.004 rubles State registration number: 1-02-00198-A-002D dated 7/22/2003
Retirement of shares as a result of a combination of supplemental shares	22,327 ordinary, registered paperless shares Nominal value: 0.004 rubles State registration number: 87-1 p-726 dated 11/8/1995 4,845 ordinary, registered paperless shares Nominal value: 0.004 rubles State registration number: 87-1-778 dated 9/25/1996
Share issue through private placement as a result of the above combination of supplemental shares	999,993,519 ordinary, registered paperless shares Nominal value: 0.004 rubles State registration number: 1-02-00198-A-002D
Bonds issued by issuer	No bonds were issued
Other material information on the issuer's securities (including income on securities accrued during the reporting period)	To date, no resolutions have been passed for the payment (declaration) of dividends based on 2003 results, or for the payment of interim dividends
Part IV - Issuer's financial and business activities	
Factors that caused issuer's assets to increase or decrease by more than 10% during the reporting period	Assets as of 9/30/2003 (thousands of rubles): 249,937,060 Assets as of 7/1/2003 (thousands of rubles): 157,166,193 Change in issuer's assets during the reporting period: 59.03% Long-term financial investments, which rose from 76,647,308,000 rubles at the beginning of the quarter to 147,870,216,000 rubles at the end of the quarter, were the main contributing factor to this growth. There was also a significant increase (from 6,392,890,000 rubles to 49,925,640,000 rubles) in "Other receivables" (line 246 of the balance sheet).
Factors that caused issuer's net income to increase or decrease by more than 20% during the reporting period	Net income for the nine months ending 9/30/02 (thousands of rubles): 90,802,249 Net income for the nine months ending 9/30/03 (thousands of rubles): 22,713,628 Quarter-on-quarter change: -74.99% This decline in income was due primarily to the drop in revenues (from 19,387,236,000 rubles at 9/30/02 to 5,703,643,000 rubles at 9/30/03) and the sharp decline in other operating income (line 100 of the income statement) from 175,277,827,000 rubles to 91,295,891,000 rubles. The company also reported higher extraordinary income (line 120 in the income statement) for the first nine months of 2002 (88,910,261,000 rubles vs. 91,295,891,000 for the first nine months of 2003).

<table>
<tr><td>Pending litigation</td><td>As at the end of the third quarter of 2003, there was no pending litigation that could have a material adverse effect on the issuer's financial and operating activities.</td></tr>
<tr><td>Creation and utilization of issuer's reserves and other special-purpose funds</td><td></td></tr>
<tr><td>Reserve fund as of 9/30/03</td><td>1,342,000 rubles (no change during the quarter)</td></tr>
<tr><td>Special purpose funds created using net income</td><td><table>
<tr><th>Type of fund</th><th>Balance as of 9/30/03 (thousands of rubles)</th></tr>
<tr><td>Fund for the financial support of production development</td><td>11,896,838</td></tr>
<tr><td>Executive incentive fund</td><td>1,165</td></tr>
<tr><td>Company bonus fund</td><td>7,746</td></tr>
</table></td></tr>
<tr><td>Investment of funds raised from the issuance of securities</td><td>During the quarter the issuer sold additional shares (see note above) in exchange for the ordinary, registered paperless shares of OAO Sibirskaya Neftyanaya Kompaniya (OAO Sibneft). This transaction has an estimated value of 258,817,705,400.55 rubles and is a part of the agreement between the issuer and OAO Sibneft announced in April 2003 to merge the two companies.</td></tr>
<tr><td>Balance sheets and income statements for the last three complete financial years with auditor's opinions, and for the latest quarter</td><td>This report includes a complete balance sheet and income statement for the quarter ending 9/30/03 (in the attachments). The company also prepares consolidated financial statements according to US GAAP. These annual financial statements were audited by PriceWaterhouseCoopers Audit (2000, 2001 and 2002) and are available online at www.yukos.com.</td></tr>
</table>

Approved by Order No 4n of the Russian Federation's
Ministry of Finance of January 13, 2000.

Russia's interregional IMNS for largest taxpayers No 1
DEPARTMENT OF CHAMBER CONTROL
Registration No. inc. 49-05/7811
Date: October 28, 2003 Signature
Received by mail on November 13, 2003

BALANCE SHEET
For 30 September 2003

CODES
Form No. 1 as per OKUD 0710001
Date (year, month, day) 2003/09/30
as per OKPO 00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED 11.10.11**
Organizational and legal form/Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47/31**
Unit of Measurement **thousand rubles** **as per OKEI 384/385**

Address: **Nefteyugansk, 26 Lenina Street**

Date Approved	
Date Sent (Received)	

ASSETS	Figure code	For the beginning of accounting year	For the end of accounting period
1	2	3	4
I. Non-circulating Assets			
Intangible Assets	**110**	98	660
including: patents, licenses, trade marks (service marks), other rights and assets similar to the above	**111**	98	660
Organization expenses	**112**	-	-
Organization's business reputation	**113**	-	-
Fixed Assets:	**120**	15,160,913	12,436,796
including: land and nature management sites	**121**	3	3
buildings, structures, machines and equipment	**122**	12,670,660	12,389,413
Construction in process	**130**	4,359,038	4,248,221
Profitable investments in material assets	**135**	-	-
including: property to be leased out	**136**	-	-
property granted subject to the hire agreement	**137**	-	-
Long-term financial investments	**140**	76,647,308	147,870,216
Investments in affiliated companies	**141**	69,245,954	51,163,684
Investments in dependent companies	**142**	2,276,307	94,980,330
Investments in other organizations	**143**	751,237	771,798
Loans granted to organizations for a term exceeding 12 months	**144**	4,088,865	611,148
Other long-term financial investments	**145**	284,945	343,256
Other non-circulating assets	**150**	940,112	866,304
Total of Section I	**190**	**97,107,469**	**165,422,197**

II. Circulating Assets			
Supplies	210	608,811	743,783
Raw and other materials and other like valuables	211	411,650	373,590
animals to breed and to fatten	212		
Costs in production in progress (distribution costs)	213	288	
Finished products and goods for resale	214	32,489	19,226
Goods dispatched	215	2,131	
Costs of future periods	216	151,920	350,930
Other supplies and costs	217	10,333	37
VAT on acquired valuables	220	2,234,151	930,521
Accounts receivable (payments expected within more than 12 months after the reporting date)	230	-	-
Including: Buyers and customers	231	-	-
Notes receivable (62)	232	-	-
Debts of affiliated and dependent companies (78)	233	-	-
Advances issued	234	-	-
Other debtors	235	-	-
Accounts receivable (payments expected within 12 months after the reporting date)	240	38,894,943	80,327,753
Including: Buyers and customers	241	22,142,853	19,458,534
Notes receivable	242		
Debts of affiliated and dependent companies	243	6,539,239	6,203,004
Debt of members (founders) related to contributions to the authorized capital (75)	244		
Advances issued (61)	245	3,819,961	4,740,575
Other debtors	246	6,392,890	49,925,640
Short-term financial investments (56, 58, 82)	250	15,375, 618	594,375
Including: loans granted to organizations for the term not exceeding 12 months	251	3,178	95,316
own shares redeemed from the shareholders	252		42,150
other short-term financial investments	253	15,372,440	456,909
Funds	260	2,945,201	1,918,431
Including: cash	261	9	61
settlement accounts	262	581,636	707,151
foreign currency accounts	263	2,363,546	1,211,201
other cash facilities	264	10	18
Other circulating assets	270		
Total of Section II	**290**	**60,058,724**	**84,514,863**
BALANCE (lines 190+290 added)	**300**	**157,166,193**	**249,937,060**

LIABILITIES	Line code	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4
III. Capital and Reserves			
Authorized Capital Stock	**410**	8,948	8,948
Supplementary capital	**420**	551,550	552,018
Reserve capital	**430**	895	1,794
Including: Reserve funds formed according to legislation	**431**	895	1,794
Reserves formed according to constitutive documents	**432**	-	-
Social funds	**440**		
Special purpose funding and receipts	**450**	-	-
Retained earnings from previous years	**460**	45,988,009	37,228,005
Uncovered loss from previous years	**465**		
Retained Earnings for the reporting year	**470**	x	22,705,373
Uncovered loss for the reporting year	**475**	x	
Total of Section III	**490**	**46,549,402**	**60,496,138**
IV. Long-Term Liabilities			
Loans and Credits	**510**	-	84,210,002
Including: Bank credits to be repaid within more than 12 months	**511**		30,614,202
Other loans to be repaid within more than 12 months from the reporting date	**512**		53,595,800
Other long-term liabilities	**520**	3,597,734	5,767,608
Total of Section IV	**590**	**3,597,734**	**89,977,610**
V. Short-Term Liabilities			
Loans and Credits	**610**	70,130	10,560,000
Including: Bank credits to be repaid within 12 months from the reporting date	**611**		
Other loans to be repaid within 12 months from the reporting date	**612**	70,130	10,560,000
Accounts Payable	**620**	92,873,063	87,664,420
Including: Suppliers and Contractors	**621**	28,849,318	36,451,332
Notes payable	**622**	10,387,897	2,954,029
Debt to affiliated and dependent companies	**623**	47,392,628	1,509,631
Debt to Company Personnel	**624**	5,286	5,374
Debt to Government Off-Budget Funds	**625**		
Debt to the budget	**626**	176,377	207,319
Advances received	**627**	137,828	17,443
Other Creditors	**628**	5,923,729	46,519,292
Debt to participants (founders) in income payments	**630**	13,151,735	407,177
Income of future periods	**640**	923,435	831,021
Reserves for future costs	**650**	694	694
Other short-term liabilities	**660**		
Total of Section V	**690**	**107,019,057**	**99,463,312**
BALANCE (lines 490+590+690 added)	**700**	**157,166,193**	**249,937,060**

Record of valuables accounted for on the off-balance accounts

FIGURE	Line code	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4
Rented fixed assets	**910**	10,586	17,835
Including those in leasing	**911**	-	
Inventory holdings accepted for chargeable storage	**920**	6,258,138	5,925,629
Goods accepted on commission	**930**		
Debts of insolvent debtors written off as loss	**940**	1,105,960	1,096,601
Received security of obligations and payments	**950**	1,810	
Issued security of obligations and payments	**960**	5,013,734	95,123,838
Wear of housing resources	**970**	-	-
Wear of objects of external improvement and other similar objects	**980**	-	1,297
	990	-	-

Manager **(signature)**

(signature) **(decoding of signature)**

Chief Accountant **(signature)**

(Qualification Certificate of Professional Accountant of ___ __________________ No ________)

(signature) **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

__ ___________ 2003

Approved by Order No 4n of the Russian Federation's
Ministry of Finance of January 13, 2000.

Russia's interregional IMNS for largest taxpayers No 1
DEPARTMENT OF CHAMBER CONTROL
Registration No. inc. 47-05/7811
Date: October 28, 2003 Signature
Received by mail on November 13, 2003

INCOME STATEMENT
For 9 months of the year 2003

	CODES
Form No. 2 as per OKUD	**0710002**
Date (year, month, day)	**2003/09/30**
as per OKPO	**00044440**

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED 11.10.11**
Organizational and legal form/Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47/31**
Unit of Measurement **thousand rubles** **as per OKEI 384/385**

Figure name	Figure code	For the accounting period	For the same period
1	2	3	4
Income and expenses from usual types of activities			
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	**010**	5,703,643	19,387,236
including from sale of:	**011**		
goods	**012**	2,553,004	5,481,066
products, services	**013**	3,150,639	13,906,170
Cost price of sold goods, products, works, services	**020**	3,371,793	10,006,704
including sold:	**021**		
goods	**022**	1,897,720	1,583,413
products, services	**023**	1,474,073	8,423,291
Gross profit	**029**	2,331,850	9,380,532
Commercial expenses	**030**	217,199	2,962,987
Management expenses	**040**	1,843,656	1,461,350
Profit (loss) from sales (lines 010-020-030-040)	**050**	**270,995**	**4,956,195**
II. Operating Income and expenses			
Interest receivable	**060**	183,577	216,286
Interest payable	**070**	204,822	444
Income from participation in other organizations	**080**	104,578	81,914
Other operating income	**090**	91,295,891	175,277,827
Other operating expenses	**100**	112,505,158	175,422,657
III. Off-sale income and expenses			
Off-sale income	**120**	52,940,643	88,910,261
Off-sale expenses	**130**	9,159,763	2,206,031
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	**140**	22,925,941	91,813,351
Income tax (lines 151+152+153-154)	**150**	143,545	1,011,102
including:			
Conditional expense (income) on income tax	**151**	5,502,226	
Constant tax liability	**152**	-5,297,309	

Deferred tax assets	**153**	24,245	
Deferred tax liabilities	**154**	85,617	
Similar mandatory payments (fines, penalties for taxes and duties)	**155**	7,396	
Profit (loss) from usual activities (lines 140-151-152-155)	**160**	22,713,628	90,802,249
IV. Special income and expense Special income	**170**	0	0
Special expense	**180**	0	0
Net profit (retained earnings (loss) of the accounting period) (160+170-180)	**190**	22,713,628	90,802,249
FOR REFERENCE: Dividends payable per one share* privileged	**201**		
ordinary	**202**		
Amounts of dividnend expected in the next accounting period for one share*: privileged	**203**		
ordinary	**204**		

***To be completed in the annual accounting reports**

DECODING OF CERTAIN PROFITS AND LOSSES					
Figures		For the accounting period		For the same period of previous year	
name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits, recognized or ordered to be paid by the court (arbitration court) ruling	210	469		10	2
Profit (loss) of past years	220	31,065	36,891		345,989
Compensation of losses incurred by failure to perform or inadequate performance of obligations	230				
Rate differences in hard currency operations	240	2,629,921	2,375,911	1,667,276	1,120,612
Write-off of the prime cost of material and industrial supplies for the end of the accounting period	250				
Write-off of accounts receivable and payable for which limitation of action is effective	260	10,859	2	2,556	5,379
	270			-	-

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

__ ___________ 2003

QUARTERLY REPORT
For Q4 2003

Name of the issuer: Open Joint Stock Company YUKOS Oil Company
Location of issuer: 26 Ulitsa Lenina, Nefteyugansk, Khanty-Mansiisky Autonomous Okrug, Russian Federation **628309**
Company Registration No. of the issuer: 1028601259466
Date of Registration: October 4, 2002

Total pages in the report: 188(including Annexes on 5 pages)

The authorized body of the issuer which approved the report: "Yukos-Moscow", Limited – Board of Directors of Corporate Finances of the Joint Stock Management Company, "Yukos Oil Company"

Director of Projects: В.Е. Тищенков/V.E. Tishchenkov

Date of approval: February 13, 2004 **Signature:** V.E. Tishchenkov

Chief Accountant of the Joint Stock Company, "Yukos Oil Company": И.Е. Голубь/I.E. Golub

Date of approval: February 13, 2004 **Signature:** И.Е. Голубь/I.E. Golub

Contact: Евсеев Владимир Николаевич/Evseev, Vladimir Nikolaevich – Division Deputy Head of Attendant Operations of the Board of Directors of Corporate Finances
Contact telephone (facsimile) No.: (095) 232 31 61
Contact facsimile No.: (095) 232 31 60
Email: info@yukos.ru
Web Page: www.yukos.ru
Special Stockholder Contact Information:
Telephone: (095) 924-50-03,
Facsimile: (095) 921-69-35
Email: investors@yukos.ru
Special Investor Contact Information:
Telephone: (095) 788-00-33
Facsimile: 095) 788-00-33
Email: investors@yukos.ru

PART I GENERAL DATA ON THE ISSUER

1.1 Name of the Issuer:

Full name: Open Joint Stock Company YUKOS Oil Company
Abbreviated Name: AOA "NK YUKOS" Corp. (English)

Former name: АООТ "НК "ЮКОС"

1.2 State Registration of the Issuer (Incorporation) Date: May 12, 1993

State Registration Certificate No.: 1350

Name of the state registration authority: Administration of the Khanty-Maasi Autonomous District

1.3 Legal and Mail Address of the Issuer

Legal address: 26 Ulitsa Lenina, Nefteyugansk Khanty-Mansi Autonomous District, Russian Federation 628309

Region: the Khanty-Mansi Autonomous District of the Tyumen Region
Mail address: 31A Ulitsa Dubinskaya, Moscow, Russian Federation 115054

1.4 The issuer's telephone (facsimile, e-mail) No:
Area code: 095 **Telephone No.** 232 31 61
Facsimile No.: (095) 232 31 60
E-mail: info@yukos.ru

1.5 Information on the Auditor:

Full Corporate Name:
Closed Joint Stock Company "PriceWaterhouseCoopers Audit"
Abbreviated Name:
Closed Joint Stock Company ZAO "PriceWaterhouseCoopers Audit"
Mail address: 52 str. 5 Kosmodamianskaya Nab., Moscow, Russian Federation **115054**

Area code: 095
Telephone No: 967-60-00
Facsimile No: 967-60-01
Date of the license: February 22, 1995
Email: doug.miller@ru.pwcglobal.com
License No.: E 000376
Validity period: 20.05.2002 through 20.05.2007

1.8 List of Main Products (Goods, Services):

- Exploration of oil and gas fields
- Extraction of oil and gas
- Processing oil and gas
- Sales of processed oil and gas products (petroleum and petrochemical products and other processed products from hydrocarbon raw material)
- Storage of oil and gas and their processed products
- Transport of oil, gas and their processed products
- Trade in oil, gas and their processed products (including domestic and export sales)
- Sales and deliveries of electric and thermal energy

- Receipt (purchase) of electric energy from the electric energy (power) wholesale market and also from producers
- Production of electric and thermal energy
- Operation of power plants
- Retail trade of products for domestic consumption

Number of Registered Shareholders by end of Q4: 51 276
Number of Registered Nominal Shareholders: 21

Licenses Owned by OAO "NK "YUKOS"

Licensed Activity Name: Malaninsky
License No.: CMP 00533 НЭ
Registration Date of Current License: 04.02.2000
Expiry Date: 04.02.2024

Licensed Activity Name: Central Balyksky
License No.: XMH 11163 НЭ
Registration Date of Current License: 29.04.2002
Expiry Date: 26.03.2016

Licensed Activity Name: Chupalsky
License No.: XMH 00679 HP
Registration Date of Current License: 26.11.1997
Expiry Date: 25.11.2022

Licensed Activity Name: Vostochno-Salymsky
License No.: XMH 11165 НЭ
Registration Date of Current License: 29.04.2002
Expiry Date: 2020

Licensed Activity Name: Vstrechny
License No.: XMH 11501 НЭ
Registration Date of Current License: 14.04.2003
Expiry Date: 10.01.2028

Licensed Activity Name: Kul-Yogansky
License No.: TOM 11088 HP
Registration Date of Current License: 30.01.2002
Expiry Date: 01.12.2026

Licensed Activity Name: Severo-Pudinsky
License No.: TOM 11089 HP
Registration Date of Current License: 30.01.2002
Expiry Date: 01.12.2026

Licensed Activity Name: Ayavinsky

License No.: ТУР 00051 НР
Registration Date of Current License: 12.02.2002
Expiry Date: 01.07.2026

Licensed Activity Name: Zhelindu-Konsky
License No.: ТУР 00052 НР
Registration Date of Current License: 12.02.2002
Expiry Date: 01.07.2026

Licensed Activity Name: Oskobinsky
License No.: ТУР 00053 НР
Registration Date of Current License: 12.02.2002
Expiry Date: 01.07.2026

Licensed Activity Name: Novotrudovaya Ploschad
License No.: ОРБ 01230 НП
Registration Date of Current License: 08.06.2001
Expiry Date: 01.06.2006

Licensed Activity Name: Ilbokichsky
License No.: КРР 10937 НП
Registration Date of Current License: 13.11.2000
Expiry Date: 30.09.2005

Licensed Activity Name: Solzavodsky
License No.: КРР 10933 НП
Registration Date of Current License: 09.11.2000
Expiry Date: 30.09.2005

Licensed Activity Name: Tersko-Kamovsky
License No.: ТУР 11881 НР
Registration Date of Current License: 06.11.2003
Expiry Date: 24.05.2023

Licensed Activity Name:
License No.:
Registration Date of Current License:
Expiry Date:

The Issuer' Activities Which Are Subject to Licensing (or a Special Permit).

OAO "NK "YUKOS"

Licensed Activity: Central-Balykskу (southern part)
License No.: ХМН 11163 НЭ
Field Central-Balyksky field (southern part)

Licensed Activity: Vostochno Salymsky

License No.: ХМН 11165 НЭ
Field Vyemskoe

Licensed Activity: Vstrechny
License No.: СМР 00533 НЭ
Field Vstrechnoe

Licensed Activity: Malaninsky
License No.: СМР 00533 НЭ
Fields Letovskoye, Malaninskoye, Anyutinskoye, Burolatskoe, Yezhovskoye, Krasnoarmeiskoye, Khrebtovoye

Licensed Activity: Kul-Yegansky
License No.: ТОМ11088НР
Fields Kul-eganskoye, Polulennoye

Licensed Activity: Northern Pudinsky
License No.: ТОМ 11089 НР
Fields Kalinovoye,Nizhnyetabaganskoye, Northern Kalinovoye

Licensed Activity: Chupalsky
License No.: ХМН 00679 НР
Field no

Licensed Activity: Ilbokichsky
License No.: КРР 10937 НП
Field no

Licensed Activity: Solzavodsky
License No.: КРР 10933 НП
Field no

Licensed Activity: Novotrudovaya Ploschad
License No.: ОРБ 01230 НП
Field no

Licensed Activity: Ayavinsky
License No.: ТУР 00051 НР
Field no

Licensed Activity: Dzhelindukonsky
License No.: ТУР 00052 НР
Field no

Licensed Activity: Oskobinsky
License No.: ТУР 00053 НР
Field no

Licensed Activity: Tersko-Kamovsky (southern part)
License No.: ТУР 11881 НР
Field Yurubcheno-Tokhomskoye (Tersko-Kamovsky block, southern part)

OAO "YUGANSKNEFTEGAZ"

Licensed Activity: Yefremovsky
License No.: XMH 00962 HЭ
Field Yefremovskoye

Licensed Activity: Petelinsky
License No.: XMH 00963 HЭ
Field Petelinskoye

Licensed Activity: Srenyebalinsky (main part)
License No.: XMH 00964 HЭ
Field Srednyebalinskoye

Licensed Activity: Vostochno-Surgutsky (southern part)
License No.: XMH 00965 HЭ
Field Vostochno-Surgutskoye

Licensed Activity: Pravdinsky
License No.: XMH 00966 HЭ
Field Pravdinskoye

Licensed Activity: Solkinsky (southern part)
License No.: XMH 00967 HЭ
Field Solkinskoye

Licensed Activity: Mamontovsky
License No.: XMH 00968 HЭ
Field Mamontovskoye

Licensed Activity: Prirazlomny
License No.: XMH 00969 HЭ
Field Prirazlomnoye

Licensed Activity: Ust-Balinsky
License No.: XMH 00970 HЭ
Field

Licensed Activity: Srednyeugutsky
License No.: XMH 00971 HЭ
Field Srednyeugutskoye

Licensed Activity: Yuzhno-Surgutsky
License No.: XMH 00972 HЭ
Field Uzhno-Surgutskoye

Licensed Activity: Salymsky (USO Stratum)
License No.: XMH 00973 HЭ
Field Salymskoye (USO Stratum)

Licensed Activity: Salymsky (Lempinskaya Ploschad)
License No.: XMH 00981 HЭ

Field Salimskoye (Lempinskaya Ploschad)

Licensed Activity: Malobalinsky
License No.: XMH 00974 НЭ
Field Malobalinskoye

Licensed Activity: Vostochno-Pravdinsky
License No.: XMH 00975 НЭ
Field Vostochno-Pravdinskoye

Licensed Activity: Ugutsky
License No.: XMH 00976 НЭ
Field Ugutskoye

Licensed Activity: Maisky
License No.: XMH 00977 НЭ
Field Maiskoye

Licensed Activity: Severo-Salymsky
License No.: XMH 00978 НЭ
Field Severo-Salymskoye

Licensed Activity: Teplovsky
License No.: XMH 00979 НЭ
Field Teplovskoye, Severo-Karkateevskoye

Licensed Activity: Kudrinsky
License No.: XMH 00980 НЭ
Field Kudrinskoye

Licensed Activity: Ombinsky
License No.: XMH 00982 НЭ
Field Ombinskoye

Licensed Activity: Fainsky
License No.: XMH 00983 НЭ
Field Fainskoye

Licensed Activity: Yuzhno-Balinsky
License No.: XMH 00984 НЭ
Field Yuzhno-Balinskoye

Licensed Activity: Zapadno-Ugutsky
License No.: XMH 00985 НЭ
Field Zapadno-Ugutskoye

Licensed Activity: XMH 00985 НЭ
License No.: XMH 00986 НЭ
Field Kinyaminskoye

Licensed Activity: Priobsky
License No.: XMH 00987 НЭ

Field Priobskoye

PART 2. THE ISSUER'S STRUCTURE AND PARTICIPATION IN OTHER ENTERPRISES, ORGANIZATIONS AND AMALGAMATIONS

2.1 The Issuer's Board of Directors (Supervisory Board)

Name of the issuer's management body: Board of Directors

List of members of the issuer's Board of Directors (Supervisory Board):

Name: Simon (Semyon) Grigorievich Kukes

Position in the issuer's structure:

Chairman
of the Board
Other positions:

Other Members of the Board:

Share in the Issuer's authorized capital stock (%)
Yuri Arkadievich Bailin
Mikhail Borisovich Brudno
Bruce Kelvern Misamour
Aleksandr Victorovich Temerko
Steven Michael Tidy
Mikhail Anatolievich Trushin

Committee of Directors:

Aleksandr Victorovich Temerko
Svetlana Petrovna Bakhmina
Sergey Nikolaevich Gorkov
Dimitry Grigorievich Firkalo

Committee of Directors of AOA "NK "YUKOS":

Simon Grigorievich Kukes
Raj Kumar Gupta
Yuri Petrovich Pokholkov
Jacques Kosyusko-Maurice
Yuri Aleksandrovich Golubyov
Kerry Sarah Collins
Michelle Sublen
Bernard Loze
Claud Francois Buclay

Information about Issuer's Managers as of December 31, 2003:

Name: Simon Grigorievich Kukes
Position: Chairman of the Board
Other positions:
Share in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/ Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Raj Kumar Gupta

Position: Vice President, Strategic Planning, Phillips Petroleum, USA 1998 - 2000
Other positions: Management Consultant, Houston, TX
Share in the issuer's authorized capital stock (%): none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Yuri Petrovich Pokholkov
Position: Rector, Tomsk Polytechnical University, 1998 – present
Other positions:
Share in the issuer's authorized capital stock (%): 0,00001%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: none
Subsidiary/Affiliate Options: none
Familial Ties in Corporate or Financial Management: none

Name: Jacques Kosyusko-Maurice
Position: Executive Vice President, International Department, Credit Lionnaise Bank, France 1998-2000
Other positions:
Share in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: none
Subsidiary/Affiliate Options: none
Familial Ties in Corporate or Financial Management: none

Name: Aleksey Emilievich Kontorovich
Position: Director, Institute of Geology, Oil and Gas, Siberian Division of the Russian Academy of Science 1998 - present
Other positions:
Share in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Yuri Aleksandrovich Golubyov
Position: Member of the Committee of Directors, OAO "NK"YUKOS" 2000 - present
Other positions: Director, Board of Directors, ZAO "YUKOS" 1999 – 2000
Chief Specialist, Board of Directors of Strategic Planning and Corporate Finances "YUKOS – Moscow" Limited 1997 - 1999
Share in the issuer's authorized capital stock (%): 0,01279%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Kerry Sarah Collins
Position: Attorney/Partner, Squire, Sanders & Dempsey, LLP, Washington, USA 1998 - present
Other positions:
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Michelle Sublen
Position: Treasurer, Schlumberger Limited, France 2001-present
Other positions: Financial Director, AOA "NK "YUKOS" 1998 – 2001
Financial Comptroller, Services Sector of Oil Fields Schlumberger Limited, France 1998
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Bernard Loze
Position: President, Loze and Associates, Paris 2000 - present
Other positions: Chairman of the Board and President, Dubin, Swieca, and Loze, Paris 19998 - 2000
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Claud Francois Buclay
Position: Member of the Committee of Directors, OAO Bank Menatep, JVb; Member of the Committee of Directors, AKB "DIB"; Director, GM Investment & Co.; Member of the Committee of Directors, ZAO "MFO MENATEP" 2002 - present
Other positions: Managing Director, Credit Suisse First Boston, London/Moscow 1998 – 2002; Director, Credit Suisse Financial Product, London/Moscow 1994 - 1998
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Individual Executive Organ of OAO "NK "YUKOS":
Address: 17 str. 13 Dubininskaya, Moscow, Russian Federation 115054
Date of agreement for transfer of authority of the executive organ: May 3 2000
License No.: YU0 - **4-01/438**

Individual Executive Organ, "YUKOS-Moscow," Limited

Name: Simon Grigorievich Kukes
Position: President, YUKOS-Moscow, Limited 2003 – present
Other positions: Chairman of Committee of Directors, OAO "NK "YUKOS" 2003 - present
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Yuri Arkadievich Bailin
Position: President, ZAO YUKOS EP 1999 - present
Other positions:
Shares in the issuer's authorized capital stock (%): 0,00148%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued

Familial Ties in Corporate or Financial Management: none

Name: Mikhail Borisovich Brudno
Position: President, ZAO "YUKOS – PM" 2003 - present
Other positions: First Vice President, ZAO "YUKOS – PM" 1998 – 2003; Manager – Service Market, "YUKOS-Moscow" Limited
Shares in the issuer's authorized capital stock (%): 0,00009%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Bruce Kelvern Misamour
Position: Finance Director/Vice President – Administration (Temp.), "YUKOS – Moscow" Limited 2004 - present
Other positions: Vice President – Economics/Finance (Temp.), "YUKOS – Moscow", Limited 2002 - 2004; Finance Director – Management Personnel, OAO "NK" YUKOS" (combined positions) 2001 – 2003; Vice President – Economics/Finance, "YUKOS – Moscow" Limited 2001 - 2002
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Aleksandr Victorovich Temerko
Position: Chairman, Committee of Directors, "YUKOS – Moscow" Limited 2003 - present
Other positions: Sr. Vice President (combined positions), "YUKOS – Moscow", Limited 2003 - present
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Steven Michael Tidy
Position: Executive Director – President, Administration (temp.), "YUKOS – Moscow," Limited 2003 - present
Other positions: First Vice President – Chief Operating Officer (temp.), "YUKOS – Moscow," Limited 2003
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Mikhail Anatolievich Trushin
Position: Vice President – Regional Political Issues (combined position), "YUKOS – Moscow," Limited 2000 - present
Other positions:
Shares in the issuer's authorized capital stock (%): 0.00049%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Committee of Directors of "YUKOS – Moscow," Limited

Name: Aleksandr Victorovich Temerko

Position: Chairman, Committee of Directors, "YUKOS – Moscow," Limited 2003 - present
Other positions: Sr. Vice President (combined position), "YUKOS – Moscow," Limited 2003 – Present
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Svetlana Petrovna Bakhmina
Position: Deputy Head – General and Legal Administration, "YUKOS – Moscow," Limited 2004 - present
Other positions: Head – Depts. of Legal Administration and Enterprise Relations, "YUKOS – Moscow," Limited 1999 – 2004; Sector Head – Deputy Head of Dept., Legal Administration, Dept. of Legal Support, Sector for Enterprise Relations, "YUKOS – Moscow," Limited 1998 – 1999; Dept. Head, "YUKOS," Limited, Legal Administration, Dept. for Enterprise Relations, "YUKOS – Moscow," Limited 1998; Dept. Head, Legal Administration, Dept. for Legal Services for Enterprise Activities, OAO "NK "YUKOS" 1997 - 1998
Shares in the issuer's authorized capital stock (%): 0,00024%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Sergey Nikolaevich Gorkov
Position: Vice President – Employee Policies and Organizational Activities, "YUKOS – Moscow," Limited 2003 - present
Other positions: Head of Administration, Administration of Employee Policies, "YUKOS – Moscow," Limited 2003 – present; Vice President – Head of Administration, Administration of Employee Policies, "YUKOS – Moscow," Limited 2002 – 2003; Head of Administration, Administration of Employee Policies, "YUKOS – Moscow," Limited 2000 – 2002; Deputy Head of Administration, Administration of Employee Policies, "YUKOS – Moscow," Limited; Head of Services, Employee Services, "YUKOS – Moscow," Limited. 1998 – 2000; Head of Dept. – Deputy Head of Administration, "YUKOS," Limited, Administration of Employee Policies, "YUKOS – Moscow," Limited 1998
Shares in the issuer's authorized capital stock (%): 0,00094%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Pyotr Sergeevich Zolotarev
Position: Vice President – President – Vice President, Economics/Finance, ZAO "YUKOS PM" 2003 - present
Other positions: Vice President – Economics/Finance, ZAO "YUKOS PM" 2002 – 2003; Head of Administration, Financial Services, Administration of Consolidated Financial Accounting and Planning, "YUKOS – Moscow," Limited; Deputy Manager – Consolidated Financial Accounting, Management Personnel (combined positions), OAO "NK "YUKOS" 2000 – 2003; Head of Administration, Administration of Consolidated Financial Accounting and

Calculation Methodology, "YUKOS – Moscow," Limited 1999 – 2000;
Shares in the issuer's authorized capital stock (%): 0,00009%
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

Name: Dimitry Grigorievich Firkalo
Position: Sr. Vice President for securing business Office of the President, ZAO "YUKOS EP" 2000 - present
Other positions: Deputy Head of Financial Services, "YUKOS – Moscow," Limited
Shares in the issuer's authorized capital stock (%): none
Shares in the issuer's subsidiaries' authorized capital stock: none
Company Options: not issued
Subsidiary/Affiliate Options: not issued
Familial Ties in Corporate or Financial Management: none

The Issuer's Shareholders that own not less than 5 percent of its authorized capital stock or not less than 5 percent of its common stock and individuals that own not less than 20 percent of authorized capital stock or not less than 20 percent of common stock:

Name of Subsidiary/
associated company AOA Investment Bank "TRUST"
Address: 84 Ulitsa Sadovnicheskaya Blg 3,7, Moscow, Russian Federation 115035
Share in the
authorized capital stock of the
subsidiary/associated
Share of Common Stock: 42.1195% (nominal)

Name of Subsidiary/
associated company Deutche Bank, Limited
Address: **4 Ulitsa Shchepkina, Moscow, Russian Federation,** 129090
Share in the
authorized capital stock of the
subsidiary/associated
Share of Common Stock: 38,3927% (nominal)

Name of Subsidiary/
associated company ZAO "Brunswick UBS Varburg Nominees"
Address: 52 Kosmodamianskaya Hab., Bldg 4, Moscow, Russian Federation 115054
Share in the
authorized capital stock of the
subsidiary/associated
Share of Common Stock: 11,1479% (nominal)

Subsidiaries and Economically Dependent Companies of the Issuer:

Name of subsidiary/
associated company: OAO "Tomskneft" VNK

Address: 23 ulitsa Burovikov, Strezhevoy, Tomskaya Obl., RF 636762
Shares of issuer in
authorized capital stock of juridical person:100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:0%

Name of subsidiary/
associated company: "FTT Service" Ltd.
Address: 72 Prospect Mira, Moscow, RF 129110
Shares of issuer in
authorized capital stock of juridical person:100%
Shares of issuer in common stock of juridical person: N/A
Shares of juridical person in authorized capital stock of issuer: 0%

Name of subsidiary/
associated company: "Alnasmash" Ltd.
Address: 23 Ul. Vavilova, Bldg. 1, Moscow, RF 117312
Shares of issuer in
authorized capital stock of juridical person:100%
Shares of issuer in common stock of juridical person: N/A
Shares of juridical person in authorized capital stock of issuer: N/A

Name of subsidiary/
associated company: "Aviaterminal" Ltd.
Address: 27-29 Ul. Dubinskaya, Bldg. 5, Area 1, Apt. 5, Moscow, RF
Shares of issuer in
authorized capital stock of juridical person:100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "Alnasmashservice" Ltd.
Address: 23 Ul. Vavilova, Bldg. 5, Moscow, RF 117312
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "ALNAS RD" Ltd.
Address: 23 Ul. Vavilova, Bldg. 1, Moscow, RF 117312
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: ZAO "Urengoil Inc."
Address: 53 Ul. Geologov, Urengoi Settlement, Purovsky Region, Yamalo-Nenetsky Autonomous Okrug, Tomskaya Obl., RF
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: OAO "Achinsky NPZ"

Address: Achinsk – 14, Krasnoyarsky Krai, RF 662164
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer: N/A

Name of subsidiary/
associated company: ZAO "Energo Servisnaya Kompaniya"
Address: 28a, Ul. Bolshevistskaya, Saransk, Mordovia Republic, RF 430000,
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: OAO "Syzransky NPZ"
Address: 1, Ul. Astrakhanskaya, Syzran, Samarskaya Obl., RF 446009,
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: ZAO "YUKOS Inform"
Address: 8, Krymsky Val, Moscow, RF 117049
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "YUKOS YUK" Ltd.
Address: Bellhouse, 175 Regent St., London, UK WIR 7FB
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "YUKOS-Moscow" Ltd.
Address: 17, Ul. Dubinskaya, Bldg. 13, Moscow, RF 115054
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "YUKOS Finance BV"
Address: 1, Locatellikade, Amsterdam, Netherlands, 1076AZ, c/o "TMF Nederland BV"
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "Trading House YUKOS – M" Ltd.
Address: 14/124 Ul. Derbenevskaya, Bldg. 3, Moscow, RF 113114
Shares of issuer in

authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person: N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "YUKOS Petroleum" Ltd.
Address: 64 Ul. Kaluzhskaya, Mosalsk, Kaluzhskaya Olb., RF 249930
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: ZAO "YUKOS Transservice"
Address: region of plant management firm OAO "NK NPZ", Samarskaya Obl., Novokuibyshevsk, RF 446207
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:100%
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: "Strezhevskoy NPZ" Ltd.
Address: 23 Ul. Burovikov, Strezhevoi, Tomskaya Obl., RF 636762
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:N/A

Name of subsidiary/
associated company: ZAO "Kuibyshev – Terminal"
Address: Ul. Groznenskaya, Samara, RF 443000
Shares of issuer in
authorized capital stock of juridical person: 100%
Shares of issuer in common stock of juridical person:N/A
Shares of juridical person in authorized capital stock of issuer:100%

PART 4. THE ISSUER'S FINANCIAL AND BUSINESS ACTIVITIES

4.1 Results of the financial-economic activities of the issuer: no data given for fourth quarter report

4.2 Liquidity of the Issuer: no data given for fourth quarter report

4.3 Size, Structure, and Adequacy of capital and working capital of the issuer

4.3.1 Size of issuer's authorized capital stock as of December 31, 2003: 10,801,955 rubles and 54 kopeks

The submission of additional information requested, is based on 2003 summary accounting data, the preparation of which

significantly exceeded the period established for submission of fourth quarter accounting data. The information requested in the given section will be included in the accounting report for the first quarter of 2004, along with the annual accounting report for 2003.

4.3.2 Adequacy of capital and working capital of the issuer

The submission of additional information requested, is based on 2003 summary accounting data, the preparation of which significantly exceeded the period established for submission of fourth quarter accounting data. The information requested in the given section will be included in the accounting report for the first quarter of 2004, along with the annual accounting report for 2003.

4.3.3 Monetary Means

The annual financial plan of the company envisages the complete financing of possible requirements for monetary funds. There are no plans for attacting more monetary funds by issuing additional stock. Funds may be raised through inter-company loans. Nothing remains from the arrested accounts. The issuer has no debt from credit, collected on the bank's index card.

4.3.4 Issuer's Non-material Assets

The submission of additional information requested, is based on 2003 summary accounting data, the preparation of which significantly exceeded the period established for submission of fourth quarter accounting data. The information requested in the given section will be included in the accounting report for the first quarter of 2004, along with the annual accounting report for 2003.

PART 5. Issuers accounting and other financial information

5.1 Issuer's annual statement: not given for the fourth quarter

5.2 Issuer's quarterly statement for the last reported quarter: data on fourth quarter not indicated in the quarterly report

5.3 Issuer's summary accounting report for the last three completed fiscal years or for each completed financial year: data on fourth quarter not indicated in the quarterly report

5.4 Information on the overall amount of exports and share of exports in overall sales volume: data on fourth quarter not indicated in the quarterly report

5.5 Information on significant changes in issuer's property composition after the date of conclusion of the last completed financial year: in the third quarter of 2003, OAO "NK "YUKOS" acquired undocumented common registered securities in OAO "Siberian Oil Company" whose general cost exceeded 5% of the book value of issuer's shares as of December 31, 2003.

5.6 Information about the issuer's participation in legal proceedings in case such participation might significantly significantly effect the financial-economic activities of the issuer: Information about the issuer's participation in legal proceedings (indicating sanctions on the issuer by the court) in case such participation might significantly significantly effect the financial-economic activities of the issuer: as of the end of the fourth quarter of 2003 there are no proceedings that might significantly significantly effect the financial-economic activities of the issuer. Sanctions by the court were not imposed on the issuer.

BALANCE SHEET
For 31 December 2003

Stamp: "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers.
DEPARTMENT OF OFFICE CONTROL
Registration No.____
Date 30.03.2004 Signature (signature)"

CODES
Form No. 1 as per OKUD 0710001
Date (year, month, day) 2004/03/30
as per OKPO 00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED**
Organizational and legal form/Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47 I 31**
Unit of Measurement **thousand rubles/million rubles (mark off if not applicable)** **as per OKEI 384/385**
Location (address) **Nefteyugansk, 26 Lenina Street**

Stamp: "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers.
DEPARTMENT OF OFFICE CONTROL
Registration No. 52-05/3460
Date 20.04.2004 Signature (signature)"

Date Approved	
Date Sent/Received	

ASSETS	Figure code	For the beginning of accounting year	For the end of accounting period
1	2	3	4
I. Non-circulating Assets			
Intangible Assets	**110**	98	790
Fixed Assets	**120**	15,160,913	3,656,719
Construction in process	**130**	4,340,189	3,558,043
Profitable investments in material assets	**135**		
Long-term financial investments	**140**	76,647,308	471,859,285
Investments in affiliated companies	**141**	69,245,954	466,413,651
Investments in dependent companies	**142**	2,276,307	4.350,577
Loans granted to organizations for a term exceeding 12 months	**143**	4,088,865	549,841
Other long-term financial investments	**144**	1,036,182	545,216
Deferred tax assets	**145**	43,462	354,765
Other non-circulating assets	**150**	909,919	771,214
Research and Development activities	**151**		
Other	**152**	909,919	771,214
Total of Section I	**190**	**97,101,889**	**480,200,816**
II. Circulating Assets			
Supplies	**210**	627,660	787,562
Raw and other materials and other like valuables	**211**	430,499	369,023
Costs in production in progress	**213**	288	
Finished products and goods for resale	**214**	32,489	27,689
Goods dispatched	**215**	2,131	
Costs of future periods	**216**	151,920	390,814
Other supplies and costs	**217**	10,333	36
VAT on acquired valuables	**220**	2,234,151	828,689
Accounts receivable (payments expected within more than 12 months after the reporting date)	**230**	0	0

Buyers and customers	**231**		
Advances issued	**233**		
Other debtors	**234**		
Accounts receivable (payments expected within 12 months after the reporting date), including	**240**	38,878,875	62,150,954
Including: Buyers and customers	**241**	22,863,643	35,029,565
Advances issued	**243**	3,839,450	3,736,468
Other debtors	**244**	12,175,782	23,384,921
Short-term financial investments	**250**	15,393,896	3,078,068
Funds	**260**	2,945,201	3,049,042
Other circulating assets	**270**		
Total of Section II	**290**	**60,079,783**	**69,894,315**
BALANCE	**300**	**157,181,672**	**550,095,131**

Form 0710001 p.2

LIABILITIES	Line code	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4
III. Capital and Reserves			
Authorized Capital Stock	**410**	8,948	10,802
The company's own stock redeemed from shareholders	**411**	( )	(42,150)
Supplementary capital	**420**	551,550	259,367,398
Reserve capital	**430**	895	1,342
Reserve funds formed according to legislation	**431**		
Reserves formed according to constitutive documents	**432**	895	1,342
	433		
Retained Earnings (Uncovered loss)	**470**	46,001,277	14,779,774
Total of Section III	**490**	**46,562,670**	**274,117,166**
IV. Long-Term Liabilities			
Loans and Credits	**510**		196,587,296
Bank credits to be repaid within more than 12 months	**511**		76,581,700
Other loans to be repaid within more than 12 months	**512**		120,005,596
Deferred tax liabilities	**515**	176,733	99,447
Other long-term liabilities	**520**	3,421,002	2,538,060
Total of Section IV	**590**	**3,597,735**	**199,224,803**
V. Short-Term Liabilities			
Loans and Credits	**610**	70,130	183,268
Bank credits to be repaid within 12 months	**611**		183,268
Other loans to be repaid within 12 months	**612**	70,130	
Account Payable	**620**	92,875,273	50,024,623
Suppliers and Contractors	**621**	29,909,420	32,222,932
Debt to Company Personnel	**622**	5,286	3,611
Debt to Government Off-Budget Funds	**623**		
Debt on Taxes and Collections	**624**	176,377	412,779
Other Creditors, including:	**625**	62,784,190	17,385,301
Notes payable	**626**	10,387,897	6,153,948
Advances received	**627**	143,502	9,123
Debt to participants (founders) in income payments	**630**	13,151,735	25,756,772
Income of future periods	**640**	923,435	788,499
Reserves for future costs	**650**	694	
Other short-term liabilities	**660**		
Total of Section V	**690**	**107,021,267**	**76,753,162**
BALANCE	**700**	**157,181,672**	**550,095,131**
Record of valuables accounted for on the off-balance accounts			
Rented fixed assets	**910**	10,586	50,754
Including those in leasing	**911**		
Inventory holdings accepted for chargeable storage	**920**	6,258,138	5,937,862
Goods accepted on commission	**930**		
Debts of insolvent debtors written off as loss	**940**	1,105,960	1,185,713
Received security of obligations and payments	**950**	1,810	
Issued security of obligations and payments	**960**	5,013,734	2,369,435
Wear of housing resources	**970**		
Wear of objects of external improvement and other similar objects	**980**		
Intangible assets received for utilization	**990**		
Materials accepted for processing	**991**		

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

30 March 2004

Stamp: "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers.
DEPARTMENT OF OFFICE CONTROL
Registration No.____
Date 30.03.2004 Signature (signature)"

Stamp: "Interregional Inspection of the Ministry of Taxes and Collections of Russia on the largest taxpayers.
DEPARTMENT OF OFFICE CONTROL
Registration No.52-05/3460
Date 20.04.2004 Signature (signature)"

INCOME STATEMENT
For 12 months of the year 2003

		CODES
	Form No. 2 as per OKUD	**0710002**
	Date (year, month, day)	**2004/03/30**
	as per OKPO	**00044440**
Organization **OAO NK YUKOS**		
Taxpayer's Identification Number **8604010486**	**INN**	**8604010486**
Type of activity **Production, processing and sales of oil and oil products**	**as per OKVED**	
Organizational and legal form Form of property		
Open Joint Stock Company	**as per OKOPF/OKFS**	**47 I 31**
Unit of Measurement **thousand rubles**	**as per OKEI**	**384/385**

Figure name	Figure code	For the accounting period	For the same period
1	2	3	4
Income and expenses from usual types of activities			
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	**010**	7,276,144	24,287,304
Cost price of sold goods, products, works, services	**020**	(3,994,568)	(12,874,320)
Gross profit	**029**	3,281,576	11,412,984
Commercial expenses	**030**	(283,716)	(3,752,756)
Management expenses	**040**	(3,024,139)	(1,985, 655)
Profit (loss) from sales	**050**	**- 26,279**	**5,674,573**
Other Income and expenses Interest receivable	**060**	216,514	352,886
Interest payable	**070**	(1,842,982)	(444)
Income from participation in other organizations	**080**	1,495,483	99,491
Other operating income	**090**	166,794,508	214,695,801
Other operating expenses	**100**	(189,002,266)	(215,021,558)
Off-sale income	**120**	73,165,325	89,059,662
Off-sale expenses	**130**	(12,929,925)	(52,914,656)
Profit (loss) before taxation	**140**	**37,870,378**	**41,945,755**
Deferred tax assets	**141**	311,303	43,462
Deferred tax liabilities	**142**	(-77,285)	(176,733)
Current profit tax	**150**	(738,241)	(1,230,431)
Fines and penlties paid to the budget, tax on imputed earnings	**153**	(7,625)	(5,318)
Tax on income from shared participation in other organizations deductad by the fiscal agent .	**154**	(88,810)	(9,341)
Net profit (loss) of the accounting period (140+141-142-150-153-154)	**190**	**37,424,290**	**40,567,394**
FOR REFERENCE: Constant tax liabilities (assets)	**200**	8,385,462	8,679,401
Base profit (loss) per share (in Rubles)	**210**	16.45	18.13
Watered profit (loss) per share	**220**		

Form 0710002 p.2

DECODING OF CERTAIN PROFITS AND LOSSES					
Figures		For the accounting period		For the same period of previous year	
name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits, recognized or ordered to be paid by the court (arbitration court) ruling	230	702	4,113	59	2
Profit (loss) of past years	240	180,106	202,164	1,191	372,827
Compensation of losses incurred by failure to perform or inadequate performance of obligations	250				
Rate differences in hard currency operations	260	6,626,427	3,480,431	1,651,808	1,084,290
Allocations to evaluative reserves	270	X	115,311	X	107,012
Writing off accounts payable and accounts receivable with expired limitation of action	280	63,366	57,043	62,866	136,721

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

30 March 2004

Quarterly Report for the 1st Quarter of 2004

Total number of pages in report: 257 (4 annexes)

Name of issuer: YUKOS Oil Company, OAO

Code of issuer: 00198-A

Address of issuer: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Projects Director, Corporate Finance Directorate: V.Ye. Tishchenkov
YUKOS-Moscow OOO, management organization
YUKOS Oil Company, OAO
Date: May 14, 2004

Chief Accountant, YUKOS Oil Company, OAO: I.Ye. Golub
Date: May 14, 2004

Contact person:
Vladimir Nikolaevich Yevseev
Assistant Manager, Operations Support Department
Corporate Finance Directorate
Ph: 095 232 3161
Fax: 095 232 3160

Introduction

Legal Name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)

Address: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Mailing address: 31a Dubininskaya St., Moscow, Russian Federation 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email: info@yukos.ru
Website: www.yukos.ru (contains complete text of issuer's quarterly report)

YUKOS Oil Company securities as of 31 March 2004:
Total number of securities issued: 2,700,488, 885
Including:

1) 2,236,964, 578

Nominal cost of securities: 0.004 rubles
Registration number of securities: 1-02-00198-A dated July 22, 2003
2) 463,524, 307
Nominal cost of securities: 0.004 rubles
Registration number of securities: 1-02-00198-A-002D dated July 22 2003

I. General information on individuals associated with the issuer's management bodies, the issuer's auditor and appraiser, bank account data, and other persons signing the quarterly report

1.1. Individuals associated with the management bodies of the issuer

1.1.1. Executive body of YUKOS Oil Company
Management organization granted the authority of the executive body:
Full name: YUKOS-Moscow Limited Liability Company
Abbreviated name: OOO YUKOS-Moscow (Russian)
Address: Bldg. 13, 17 Dubninskaya St., Moscow Russian Federation 115054

Executive body:
Kukes, Semyon Grigorievich -Chair
Board of the executive body: **Management Board**
Beilin, Yuri Aradievich
Misamore, Bruce Kelvern
Termerko, Alexandr Viktorovich
Theede, Steven Michael
Trushin, Mikhail Anatolievich
Zolotarev, Petr Sergeevich

Board of directors:
Trushin, Mikhail Anatolievich -Chair
Gorkov, Sergey Nikolaevich
Firkalo, Dmitry Grigorievich
Bakhmina, Svetlana Petrovna
Arakcheev, Alexei Lvovich

1.1.2. YUKOS Oil Company Board of Directors
1 Gerashchenko, Viktor Vladimirovich - Chair
2 Gupta, Raj Kumar
3 Pokholkov, Yury Petrovich
4 Kosciusko-Morizet, Jacques
5 Kontorovich, Alexey Emilievich
6 Golubev, Yury Alexandrovich
7 Carey, Sarah Collins
8 Soublin, Michel
9 Loze, Bernard
10 Buclez Francois Claude

1.2. Information on Issuer Bank Accounts
Bank requisites and account numbers of the issuer.

1.3 Information on the Issuer's Auditors
Name: PriceWaterhouseCoopers Audit, Closed Joint Stock Company
Address: Bldg. 5, 52 Kosmodamianskaya Embankment, Moscow 115054
Phone: (095) 967-6000
Fax: (095) 967-6001
Email: doug.miller@ru.pwcglobal.com
License No. E 000376
Date of issue: May 20, 2002
Effective date: through May 20, 2007

1.4. Information on Issuer's Appraiser
Information on the appraiser who signed the last registered YUKOS Oil Company securities prospectus (registration number: 1-02-00198-A-002D dated July 22, 2003)
Name: International Appraiser Center, Closed Joint Stock Company
Address: Bldg. 1, 21 Novaya Basmannaya St., Moscow, Russian Federation 107078
Phone: (095) 261-9110
Fax: (095) 267-9936
Email: invacent@dol.ru
License No.: 000002
Date of issue: August 6, 2001
Effective date: through August 6, 2004

1.5 Information on Issuer's Consultants
Information on the financial consultant who signed the last registered YUKOS Oil Company securities prospectus (registration number: 1-02-00198-A-002D dated July 22, 2003)
Name: AVK Investment Company, Closed Joint Stock Company
Address: 1 Uritsky Pavilion, St. Petersburg, Russian Federation 196605
Phone: (812) 237-0344
Fax: (812) 237-0650
Email: postmaster@mail.avk.ru

1.6 Information on Other Signatories of the Quarterly Report
No other entities signed the quarterly report.

2. General Financial Information of the Issuer

2.1. Financial Indicators of the Issuer

Indicator	Recommend Calculation Method	March 31, 2004
Value of issuer's net assets (RR ths.)	Per the procedure established by the RF Ministry of Finance and the Federal Committee for Joint Stock Companies	(277,249,433)
Turnover of accounts payable (x)	Cost of goods, products, work and services sold, excluding business overhead/accounts payable at the end of the reporting period	0.01
Turnover of accounts receivable (x)	Revenue from the sale of goods, products, work and service less VAT, excise taxes, other taxes, and mandatory payments /(accounts receivable for the end of the reporting period—liability of participants (institutions) for contributions to charter capital at the end of the reporting period)	0.03

2.2. Market Capitalization of the Issuer

	Mar31, 2004
Market capitalization of YUKOS Oil Company (billions of dollars)	36.9

2.3. Liabilities of the Issuer

2.3.1. Accounts Payable

	March 31, 2004
Short-term and long-term accounts payable	276,357,347

2.3.3. Liabilities of the issuer for items provided to third parties for the 1st quarter of 2004

Total of guarantees issued: 2,065,225 thousand rubles.
Total of guarantees paid: 27,104 thousand rubles.

2.3.4 Other Liabilities of the Issuer

None.

2.4. Objectives of the issuer and use of funds obtained from the issue of securities

No securities issued from 1999-2002.

2.5. Risks associated with purchase of issuer securities

Industry, domestic, socio-political, economic, financial, legal and operational risks.

III. Detailed Information on the Issuer

3.1.1 Data on Legal Name of the Issuer

Full legal name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)

Changes to name and organizational and legal form of issuer:
Full name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: AOOT NK YUKOS (Russian)
Date enacted: April 15, 1993

Full name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)
Date enacted: December 9, 1996

3.1.2. Registration Information on the Issuer

Registration date: May 12, 1993
Registration certificate No. 1350
Name of the state registration authority: Administration of the Khanty-Mansi Autonomous District

3.1.4. Contact Information

Address of issuer: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309
Address of executive body: 31A Dubininskaya, Moscow, Russian Federation 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email: info@yukos.ru
Website: www.yukos.ru

3.1.5 Taxpayer Identification Number

TID: 8604010486

3.1.6 Branches and Offices of Issuer

Name: OAO NK YUKOS Office in the Republic of Hungary
Address: 51 Budakeszi, Budapest, Republic of Hungary
Date Opened: September 30, 1999
Director: Imre Fazakazh
Office does not presently conduct business operations.

Name: OAO NK YUKOS Office in the People's Republic of China
Address: Guanmin Building, 1203 Lyan Ma Tsyao St., Chaoyan District, Peking, Peoples Republic of China
Date Opened: February 2, 2000
Director: Prisyazhnyuk, Sergey Vasilievich
Term of agreement: December 31, 2005

3.2 Major Business Operations of the Issuer

3.2.1 Industry Classification of the Issuer

OKVED (Russian economic sector code): **11.10.11, 23.20, 74.13.1, 74.20.2, 51.12.1, 50.50**

3.2.2 Major Business Operations of the Issuer

- Oil and gas exploration, extraction and refining
- Production of refining products
- Storage, transportation and sale of oil, gas and related products
- Production, supply and sale of heat and electricity
- Purchase of electricity
- Operation of energy production facilities
- Retail sales of consumer products

3.2.3 Main Products (Goods, Services)

Oil, oil products and leasing services. No new products were issued in the 1st quarter of 2004.

3.2.5 Markets for Products (Goods, Services) of the Issuer

List of regions in the Russian Federation where YUKOS and its subsidiaries operate.

3.2.10 Joint Operations of Issuer

Information on joint endeavors with Telespetznaz Telcom, the Health Products Manufacturing Complex of the Russian Federation President's Administrative Office, and EKZA.

3.5 Participation of the Issuer in Banking and Financial Groups, Holdings, Concerns and Associations

Names and addresses of the organizations

3.6 Subsidiary and Associated Companies of the Issuer

Name: OAO Tomskneft VNK
Address: 23 Buroviky St. Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO FTT Service
Address: 72 Mir Ave., Moscow Russian Federation 129110
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnasmash
Address: Bldg. 1, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Aviaterminal
Address: Office 5, Suite 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnasmashservice
Address: Bldg. 5, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ALNAS RD
Address: Bldg. 1, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Urengoil Inc
Address: 53 Geologi St., Urengoi, Purovsky rayon, Yamalo-Nenetsky Autonomous District, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Achinsk NPZ
Address: Anchinsk-14, Krasnoyarsky krai, Russian Federation 662164
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Energyservice Company
Address: 28a Bolshevistskaya St., Saransk, Republic of Mordovia, Russian Federation 430000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Syzransky NPZ
Address: 1 Astrahanskaya St., Syzran, Samara oblast, Russian Federation 446009
Share in the charter capital of the legal entity held by the issuer: 100%
Name: ZAO YUKOS-INFORM

Address: 8 Krymsky Val, Moscow, Russian Federation 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: YUKOS UK Ltd.
Address: Bellhouse,175, Regent Street, London, WIR 7FB
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Moscow
Address: Bldg. 13, 17 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: YUKOS-Finance B.V.
Address: 1 Lokatellikade, Amsterdam, Netherlands 1076AZ
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-M Trading Company
Address: Bldg. 3, 14/124 Derbenevskaya St., Moscow Russian Federation 113114
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Petroleum
Address: 64 Kaluzhskaya St., Mosalsk, Kaluga oblast, Russian Federation 249930
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Transservice
Address: Novokuyubyshevsk Oil Refinery Oil Company, Refinery Management District, Samara oblast, Novokuibyshevsk, Russian Federation 446207
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Strezhevoy NPZ
Address: 23 Buroviky St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Kuibyshev-Terminal
Address: Groznenskaya St., Samara, Russian Federation 44300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Syzran-Terminal
Address: 1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Novokuibyshevsk-Terminal
Address: 1 Odesskaya St., NovoKuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Angarsk Oil and Chemical Company
Address: Angarsk, Irkutsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-M
Address: Bldg 3, 33 Kommunisticheskaya St., Saransk, Republic of Mordovia, Russian Federation 430002
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Ordalia 2000
Address: 2/6 Kostyakov St., Moscow, Russian Federation 125422
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Tambovnefteproduct
Address: 9A Pionerskaya St., Tambov, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Irkutsknefteproduct
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS Export Trade
Address: Bldg. 4, 6/8 1st Kozhevnichesky Lane, Moscow, Russian Federation 121069
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-FBTs
Address: 17a Dubininskaya St., Moscow, Russian Federation 113152
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Stavropolnefteproduct
Address: 185 Lermontov St., Stavropol, Stavropol krai, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Kuibyshevsk NPZ
Address: Groznenskaya St., Samara, Russian Federation 443004
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Top Master-Realty
Address: 59 Malaya Tulskaya St., Moscow, Russian Federation 113152
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Novokuibyshevsk NPZ
Address: Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Sibintek-Leasing
Address: 3 Taezhnaya St. Tura, Ilimpiysky rayon, Evenkiysky administrative district, Krasnoyarsk krai, Russian Federation 64800
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Ulyanovsknefteproduct
Address: 91 L Tolstoy St., Ulyanovsk, Russian Federation 432601
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS SNG Investment
Address: 10/1 Babayan St. Yerevan, Republic of Armenia 375037
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Dubinskoe
Address: 17a Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Bryansknefteproduct
Address: 48 S Perovskaya St., Bryansk, Russian Federation 241011
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Service Center
Address: 1 Odesskaya St. Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Lipetsknefteproduct
Address: 102 Gagarin St., Lipetsk, Russian Federation 398016
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Penzanefteproduct
Address: 104 Neytralnaya St., Penza, Russian Federation 440013
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Polymer Plant of Angarsk
Address: Angarsk, Irkutsk oblast, Russian Federation 665830
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Achinsk-Terminal
Address: Achinsk, Krasnoyarsk krai, Russian Federation 662114
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Belgorodnefteproduct
Address: 16 Pobeda St., Belgorod, Russian Federation 308000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO IK YUKOS-Invest
Address: 8 Krymsky val, Moscow, Russian Federation, 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Voronezhnefteproduct
Address: 4 Kirov St., Voronezh, Russian Federation 394018
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Orelnefteproduct
Address: 40 Mayakovsky St., Orel, Russian Federation 302001
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Samaranefteproduct
Address: 72 Galaktionovskaya St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Geo
Address: 13 Mir St., Khanty-Mansiysk, Russian Federation 626200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Import
Address: 23 Vavilov St., Moscow, Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Mamantovo
Address: 10a N. Smardakov St., Microrayon 2, Pyt-Yakh, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Yuganskneftegas
Address: Nefteyugansk rayon, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Accounting Center
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Nefteautomatics
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation 628309
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ServiceEcology
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Kinelsky Sklad
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara ITTs
Address: Suite 734, 145 Kuibyshev St. Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Outsourcing
Address: 23 Buroviki St., Tomsk oblast, Strezhevoy, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Samaranefteproduct
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Arcticgas
Address: 6 Industrialnaya St., Novy Urengoy, Yamalo-Nenetsky autonomous district, Russian Federation 629300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Shatsky Val
Address: Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO NPSS
Address: 30 50th October Anniversary, Tura, Evenkiysky autonomous district, Krasnoyarsk krai, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YuganskNIPIneft
Address: Bldg. 51, Microrayon 7, Nefteyugansk, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Service
Address: 8 Krymsky val, Moscow, Russian Federation, 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Singapaypromservice
Address: 1 Kievskay St., Nefteyugansk, Khanty-Mansi autonomous district, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Accounting and Reporting
Address: Bldg. 23, Microrayon 1, Nefteyugansk, Khanty-Mansi rayon, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Neftechemservice
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MNU
Address: Transportnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Khakasnefteproduct VNK
Address: Abakan, Republic of Khakasia, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Strezhevoy
Address: 11 Yermakov St., Strezhevoy, Tomsk oblast, Russian Federation 636780
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-SSK
Address: Yuganskneftepromservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative district, Tumen oblast, Russian Federation 628304
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Nefteyugansk
Address: Yuganskneftepromservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative district, Tumen oblast, Russian Federation 628304
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Samara
Address: Suite 618, 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: KOO YuM-Trade
Address: 3-1 Solongo-Bil Bldg., OSG-8, Sukhe-Bator rayon, Ulan-Bator, Mongolia
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Tomsknefteproduct VNK
Address: Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO EPU-Service
Address: 92 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Mamontov EPU-Service
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi Administrative District, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Mamontov EPU-Service
Address: Industrial Zone, Pyt-yakh, Khanty-Mansi Administrative District, Tumen oblast, Russian Federation 628381
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Yu-TVER
Address: 29 Smolensk Lane, Tver, Russian Federation 170000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara-Electro-Service
Address: 2-a Zheleznodorozhnaya St. Otradny, Samara oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ALNAS TsUNAR
Address: Bldg. 1, 23 Vavilov St. Moscow, Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnas Electron
Address: 10 Pyatkinsky Ave., Obninsk, Kaluga oblast, Russian Federation 249033
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO TsDS
Address: Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Neftegastechnology
Address: 11 Promyshlennaya St., Novy Urengoy, Tyumen oblast, Russian Federation 929300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS AM
Address: Suite 6, Office 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YuNGF-GEOFIMP
Address: Bldg. 9/3, Parkovaya St., Pioneer Zone, Nefteyugansk, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO ANP
Address: 6 K. Marx St., Irkutsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 99.71%

Name: OOO YUKOS-R
Address: Suite 704, Ulansksky Lane, Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 99%

Name: ZAO Neftegorsky GPZ
Address: Gas Refinery, Neftegorsk, Samara oblast, Russian Federation 446250
Share in the charter capital of the legal entity held by the issuer: 98.1%

Name: ZAO Otradnensky GPZ
Address: Gas Refinery, Otradny, Samara oblast, Russian Federation 446430
Share in the charter capital of the legal entity held by the issuer: 98.1%

Name: OAO Angarskneftechemproekt
Address: Angarsk, Irkutsk oblast, Russian Federation 665819
Share in the charter capital of the legal entity held by the issuer: 97.06%

Name: OAO Mid-Volga NII of Oil Refining
Address: Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 95.43%

Name: OAO Buryatnefteproduct
Address: 1 Zaovrazhnaya St. Ulan-Ude, Russian Federation 670004
Share in the charter capital of the legal entity held by the issuer: 95.1%

Name: OAO Sibneft
Address: 85 October St., Lyubinsk, Lyubinsk rayon, Omsk oblast, Russian Federation 646160
Share in the charter capital of the legal entity held by the issuer: 92%

Name: ZAO Rus
Address: 22 Politekhnicheskaya St., Sochi Russian Federation 354013
Share in the charter capital of the legal entity held by the issuer: 90.07%

Name: OAO NPF Geofit
Address: 6 Kolarovsky Tract, Tomsk, Russian Federation, 634050
Share in the charter capital of the legal entity held by the issuer: 87.15%

Name: OAO ESFPG
Address: 35 Myasnitskaya St., Moscow, Russian Federation, 101959
Share in the charter capital of the legal entity held by the issuer: 86.61%

Name: OAO Samaraneftechemproekt
Address: 11 Novo-Sadovaya, Samara, Samara oblast, Russian Federation 443002
Share in the charter capital of the legal entity held by the issuer: 86.05%

Name: OOO YUKOS Kart
Address: Bldg. 3, 1 Deguninskaya St., Moscow, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 85%

Name: OAO Germes-Moscow
Address: Suite 808, 146 Leninsky Ave., Moscow, Russian Federation, 119526
Share in the charter capital of the legal entity held by the issuer: 82.8%

Name: OOO SamaraNIPIneft
Address: 11 Novo-Sadovaya St., Samara, Samara oblast, Russian Federation 443002
Share in the charter capital of the legal entity held by the issuer: 81%

Name: OOO Samara-Terminal
Address: 1 Neftebaznaya St., Syzran, Samara oblast, Russian Federation 446014

Share in the charter capital of the legal entity held by the issuer: 78.20%

Name: OOO Penza-Terminal
Address: 104 Neytralnaya St., Penza, Russian Federation 440013
Share in the charter capital of the legal entity held by the issuer: 77.06%

Name: OOO Tomsk-Terminal
Address: 24 Naberezhnaya r. Ushayki St., Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 73.44%

Name: OOO Tambov-Terminal
Address: 9a Pionerskaya St., Tambov, Russian Federation 392012
Share in the charter capital of the legal entity held by the issuer: 73.65%

Name: ZAO Voronezh-Terminal
Address: 3 Ilyushin St., Voronezh, Russian Federation 394002
Share in the charter capital of the legal entity held by the issuer: 72.72%

Name: ZAO Inzerneft
Address: 99 Moskovskaya St., Saratov, Russian Federation, 410071
Share in the charter capital of the legal entity held by the issuer: 75%

Name: OAO Vostsibneftegas
Address: 10a Gagarin St., Baykit, Evenkiysky Autonomous District, Russian Federation 648360
Share in the charter capital of the legal entity held by the issuer: 70.77%

Name: OAO TNGF VNK
Address: 83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 70.66%

Name: OOO YuT-OIL
Address: 8th Km of Zaraysky Highway, Lukhovitsy, Moscow oblast, Russian Federation 140500
Share in the charter capital of the legal entity held by the issuer: 70%

Name: OOO YUKOS East Trade
Address: 25a Shkolnaya St., Tura, Evenkiysky administrative district, Krasnoyarsk krai, Russian Federation 648000
Share in the charter capital of the legal entity held by the issuer: 70%

Name: KOO East Asia Transit
Address: Bldg. M T S KOO, 5 Stroitely Sq., Ulan-Bator-38, Mongolia
Share in the charter capital of the legal entity held by the issuer: 66%

Name: OAO Khantymansiysknefteproduct
Address: Engels St., Khanty-Mansiysk autonomous district, Tumen oblast, Russian Federation 626200
Share in the charter capital of the legal entity held by the issuer: 64.49%

Name: ZAO Manoil
Address: Bldg. 26, Microrayon 11, Nefteyugansk, Khanty-Mansiysky administrative district, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 63.96%

Name: ZAO Lipetsk-Terminal M
Address: 102 Gagarin St., Lipetsk, Russian Federation 398016
Share in the charter capital of the legal entity held by the issuer: 61.50%

Name: OAO NII ECONOMICS
Address: 24 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 60.98%

Name: ZAO Bryansk Terminal M
Address: 63 Rechnaya St., Bryansk, Russian Federation 241021
Share in the charter capital of the legal entity held by the issuer: 54.48%

Name: OAO SNGEO
Address: 21 Sportivnaya St., Samara, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 51.18%

Name: OOO Control-Service
Address: 24 Naberezhnaya reki Ushayki St., Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OOO Yu-Kuban
Address: 253 Pionersky Ave., Anapa, Krasnoyarsky krai, Russian Federation 353410
Share in the charter capital of the legal entity held by the issuer: 51%

Name: ZAO Telespetznaz
Address: 24 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OOO YuKSib
Address: 7A Taube St., Omsk 99, Russian Federation 644099
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OAO BGNK
Address: 72 October St., Boguchany, Krasnoyarsk krai, Russian Federation 663430
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OAO Tomskgas
Address: 73 Bolshaya Podgornaya St., Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50.93%

Name: OAO Urengoyneftegasgeology
Address: 12a Microrayon 2, Urengoy, Purovsky rayon, Yamalo-Nenetsky autonomous district, Tumen oblast, Russian Federation 629860
Share in the charter capital of the legal entity held by the issuer: 50.16%

Name: ZAO Yu-SVL
Address: 1 Furmanov St., Central Region, Krasnodar, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50%

Name: OOO ZMB
Address: West-Malobalykskoe, Nefteyugansk rayon, Khanty-Mansi Autonomous District (Tumen oblast), Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50%

Name: ZAO KAFA
Address: 2 Geologicheskaya St., Feodosia, Ukraine
Share in the charter capital of the legal entity held by the issuer: 50%

Name: ZAO Fazan
Address: 26/1 Sofiyskaya Embankment., Moscow, Russian Federation 113816
Share in the charter capital of the legal entity held by the issuer: 50%

Name: OOO KNK
Address: 73 Shaumyan St., Astrakhan, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 49.89%

Name: OOO NK SIBINTEK
Address: Bldg. 2, 22 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 48.99%

Name: Novosibirsknefteproduct VNK
Address: 80 Gorky St., Novosibirsk, Russian Federation 630099
Share in the charter capital of the legal entity held by the issuer: 56.73%

Name: OAO SNKhA
Address: 52 Michurin St., Samara, Russian Federation, 443096
Share in the charter capital of the legal entity held by the issuer: 44.28%

Name: ZAO Belgorod-Terminal
Address: 16 Pobeda St., Belgorod, Russian Federation, 308000
Share in the charter capital of the legal entity held by the issuer: 41.11%

Name: OOO TsIR YUKOS
Address: Bldg. 2., 55/1 Leninsky Ave., Moscow, Russian Federation 119333
Share in the charter capital of the legal entity held by the issuer: 41%

Name: ZAO Rosneftetrans
Address: 41 Kievskaya St., Nefteyugansk, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 41%

Name: ZAO YUKOS-Air Airline
Address: 7-169 Pribrezhny Ave., Nefteyugansk, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 40%

Name: OAO Samaranefteproduct-Automatics
Address: 72 Galaktionovskaya St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 38%

Name: OAO TNGG VNK
Address: 83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 37.99%

Name: OAO Voronezhnefteproductautomatics
Address: 4 Kirov St., Voronezh, Russian Federation 394018
Share in the charter capital of the legal entity held by the issuer: 37.99%

Name: ZAO TsIS TECH
Address: Bldg.1, 3 Plotnikov Ln., Moscow, Russian Federation 121002
Share in the charter capital of the legal entity held by the issuer: 37%

Name: ZAO Business and Security Magazine
Address: Suite 1, 12 Planernaya St., Moscow, Russian Federation 123481
Share in the charter capital of the legal entity held by the issuer: 36.5%

Name: OOO Irkutsk-Terminal
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 34.52%

Name: OAO Neftemarket
Address: Chita-40, Russian Federation 672040
Share in the charter capital of the legal entity held by the issuer: 34.52%

Name: OAO TomskNIPIneft
Address: 24 Naberezhnaya reki Ushayki, Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 33.78%

Name: ZAO Prioksky-Terminal
Address: 66 Komsomolskaya, Orel, Russian Federation 302026
Share in the charter capital of the legal entity held by the issuer: 33.76%

Name: OOO Ulyanovsk-Terminal
Address: 91 L. Tolstoy St., Ulyanovsk, Russian Federation, 432601
Share in the charter capital of the legal entity held by the issuer: 32.28%

Name: ZAO TZK
Address: Sheremetevo International Airport, Moscow, Russian Federation 103340
Share in the charter capital of the legal entity held by the issuer: 29%

Name: OAO Kubanenergy
Address: 2 Stavropolskaya St., Krasnodar, Krasnodar krai, Russian Federation 35033
Share in the charter capital of the legal entity held by the issuer: 26.26%

Name: OAO Tomskenergy
Address: 36 Kirov Ave., Tomsk, Russian Federation 634041
Share in the charter capital of the legal entity held by the issuer: 25.88%

Name: ZAO EKZA
Address: 5A Artsybushevskaya St., Samara, Russian Federation 443041
Share in the charter capital of the legal entity held by the issuer: 25.1%

Name: OAO Tambovenergy
Address: 23 Morshankoe Highway, Tambov, Russian Federation 392680
Share in the charter capital of the legal entity held by the issuer: 25.15%

Name: OAO Belgorodenergy
Address: 42 Kommunisticheskaya St., Belgorod, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 25%

Name: ZAO Lyubel-Oil
Address: Novopolotsk, Belarus 211440
Share in the charter capital of the legal entity held by the issuer: 24%

3.7 Structure and value of issuer's fixed assets, plans to purchase, replace and dispose of fixed assets, and information regarding encumbrances on issuer's fixed assets

3.7.1 Fixed Assets

Data on fixed assets for the end of the 1st quarter of 2004:
Initial value of fixed assets: 4,336,844 (RR ths)
Accrued depreciation: 813,513 (RR ths)

Fixed assets and long-termed leased fixed assets in the five years preceding the year before the end of the reporting quarter were not reevaluated

There are no plans for fixed asset transactions (purchase, replacement and disposal) whose value is 10% or more of the value of the issuer's fixed assets.

3.7.2 Value of Issuer's Real Property

Total value of real property and amount of accrued depreciation as of June 30, 2004 (RR, thousands):

Real Property	Initial Value	Accrued Depreciation	Remaining Value
Land	3	0	3
Buildings	119,262	11,591	107,671
Facilities	2,020,425	389,490	1,630,935
Wells	1,007,374	147,657	859,717
Total	**3,147,064**	**548,738**	**2,598,326**

IV. Information on the Financial and Business Activities of the Issuer

4.1 Profit and Loss for the Reporting Period

Indicator	March 31, 2004
Revenue (RR, ths)	**1,450,123**
Gross profit (RR, ths)	**1,030,417**
Net profit (non-distributed profit (uncovered losses)) (RR, ths)	**2,403,890**
Total of uncovered losses for the reporting date (RR, ths)	**0**
Ratio of uncovered losses for the reporting date to balance sheet total	**0.00**

4.1.2 Factors effecting sales revenues of the Issuer

The primary factor effecting sales revenue was oil price fluctuations.

4.2 Liquidity of the Issuer

Indicator	March 31, 2004
Current assets (RR, ths)	1207,074,454
Current liquidity ratio	0.75
Quick liquidity ratio	0.73

4.3 Amount, Structure and Adequacy of Issuer's Current Capital Assets

4.3.1 Amount and Structure of Issuer's Current Capital Assets

Indicator	March 31, 2004
Charter capital, RR	**10,801,956**
Cost of issuer's shares purchased by the issuer for later resale (RR)	**(42,150,008)**
Amount of reserve capital generated from withholdings from issuer's profit	**1,342,195**
Amount of additional capital, including reevaluation of property values (RR) and capital in excess of par (RR)	**259,367,398,000** **62,177,286** **259,305,201,372**
Amount of issuer's undistributed net profit (RR)	**17,183,664,000**
Amount of specially designated funds, including funds for specific measures, funds from other organizations and entities, budgetary funds, etc. (RR)	**0**
Total amount of capital (RR)	**276,521,056,143**

Amount and Structure of Issuer's Current Assets

	March 31, 2004
Amount of current assets (RR, ths)	69,694,432
%	
Reserves	1.19%
Accounts receivable	81.74%
Financial assets	13.88%
Funds	1.99%

4.3.4 Financial Assets

Information on the financial assets of the issuer that constitute 10% or more of all its financial assets on the last day of the reporting quarter:

Equity securities:
Type of securities: common uncertified shares

Full and abbreviated legal name of issuer: Siberian Oil Company, Open Joint Stock Company. OAO Sibneft (Russian).
Address: 85 Oktyabrskaya St. Lyubinsky, Omsk oblast, Russian Federation 646160
Registration No. of equity securities: 1-01-00146-A
Registration date of equity securities: June 17, 2003
Registrar of equity securities: Federal Securities Market Committee
Number of securities belonging to issuer: 4,362,007,182.
Nominal value of securities belonging to issuer: 6,979,211.49 RR.
Total book value of securities belonging to issuer: 415,771,260,065.62 RR

Sibneft did not issue any preferred shares.

Based on the performance of Sibneft in 2002, at a special general meeting of the stockholders on May 15 2003 it was decided to pay a dividend of 7.22 RR per share.
Amount to be paid by May 31, 2004.

Base on the performance of Sibneft in the first 6 months of 2003, at a special general meeting of the stockholders on September 15, 2003 it was decided to pay a dividend of 6.44 RR per share.
Total amount to be paid: 30,533,969.16 RR
Amount to be paid by May 31, 2004.

As of March 31, 2004, the amount of securities in reserve was 0 RR.

Potential losses due to the bankruptcy of organizations (enterprises) in which the Company invested were limited to the value of the investment.

4.3.5 Intangible Assets of the Issuer

RR ths

%	March 31, 2004
Initial value of intangible assets, including:	**8,898**
Trademarks	316
Licenses	31
Software products and databases	8,551

Amount of accrued depreciation, including	447
Trademarks	
Licenses	16
Software products and databases	431

No intangible assets were added to charter (reserve) capital in the reporting quarter and no gratuitous intangible assets were received.

V. Detailed information on persons affiliated with the management bodies of the issuer, financial and business monitoring bodies, and general information on employees of the issuer

5.2 Information on persons affiliated with the management bodies of the issuer as of March 31, 2004

YUKOS Oil Company Board of Directors

Gerashchenko, Viktor Vladimirovich - Chair
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Gupta, Raj Kumar
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Pokholkov, Yury Petrovich
Share in issuer's charter capital: **0.00001%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Kosciusko-Morizet, Jacques
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Kontorovich, Alexey Emilievich
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Golubev, Yury Alexandrovich
Share in issuer's charter capital: **0.01279%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Carey, Sarah Collins
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Soublin, Michel
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Loze, Bernard
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Buclez François Claude
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

5.2.2 Executive body of YUKOS Oil Company
Management organization granted the authority of the executive body:
Full name: YUKOS-Moscow Limited Liability Company
Abbreviated name: OOO YUKOS-Moscow (Russian)
Address: Bldg. 13, 17 Dubninskaya St., Moscow Russian Federation 115054
Phone: (095) 232-3161
Fax: (095) 232-3160
Email: info@yukos.ru
Basis for the transfer of authority: Agreement № Yu0-4-01/438 dated May 3, 2000

Executive body:
Kukes, Semyon Grigorievich -Chair
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Board of the executive body: Management Board

Beilin, Yuri Aradievich
Share in issuer's charter capital: **0.00148%**

No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Misamore, Bruce Kelvern
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Termerko, Alexandr Viktorovich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Theede, Steven Michael
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Trushin, Mikhail Anatolievich
Share in issuer's charter capital: **0.00049%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Zolotarev, Petr Sergeevich
Share in issuer's charter capital: **0.00009%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

YUKOS-Moscow Board of Directors:

Trushin, Mikhail Anatolievich –Chair
Share in issuer's charter capital: **0.00049%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Bakhmina, Svetlana Petrovna
Share in issuer's charter capital: **0.00024%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Gorkov, Sergey Nikolaevich
Share in issuer's charter capital: **0.00094%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Firkalo, Dmitry Grigorievich.
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Arakcheev, Alexei Lvovich
Share in issuer's charter capital: **0.00008%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

5.5 Information on persons affiliated with bodies that monitor the financial and business operations of the issuer

Under the YUKOS Oil Company Charter, the monitoring agency of the Company is the Audit Committee.

Members of the Audit Committee:

Britkova, Elena Vladimorovna
Share in issuer's charter capital: **0**.000001%
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Guriev, Alexi Igorevich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Serzhanova, Margarita Osvaldovan
Share in issuer's charter capital: 0.00008%
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

VI. Information on issuer participants (companies)

6.1 Information on the total number of issuer companies (participants)

Total number of entities listed in the register of issuer companies on the last day of the reporting quarter: 51,443.
Total number of issuer shareholders listed in the register of issuer companies: 21

6.2 Information on issuer participants (companies) holding 5% or more of issuer's charter (reserve) capital or at least 5% of its common stock, as well as information on participants (companies) of such entities holding at least 20% of charter (reserve) capital or at least 20 percent common stock

6.2.1 Full name: TRAST Investment Bank, Open Joint Stock Company
Abbreviated name: TRAST Investment Bank OAO
Address: Bldgs. 3 and 7, 84 Sadovnicheskaya St. Moscow, Russian Federation 115035
Share of participant in issuer's charter capital, including common stock: 42.1145% (nominal holder)

6.2.2 Full name: Deutche Bank, Limited Liability Company
Abbreviated name: Deutche Bank, LLC
Address: 4 Shchelkin St., Moscow, Russian Federation 129090
Share of participant in issuer's charter capital, including common stock: 40.2614% (nominal holder)

6.2.3 Full name: Brunswick UB&S Nominees, Closed Joint Stock Company
Abbreviated name: Brunswick UB&S Nominees, ZAO
Address: Bldg. 4, Kosmodamianskaya Emb., Moscow, Russian Federation 115054
Share of participant in issuer's charter capital, including common stock: 10.0077% (nominal holder)

6.3 Share of the issuer's charter capital held by the government is 0%. Gold share: n/a.

Quarterly Report for the 2nd Quarter of 2004

Total number of pages in report: 218 (3 annexes)

Name of issuer: YUKOS Oil Company, OAO

Code of issuer: 00198-A

Address of issuer: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Projects Director, Corporate Finance Directorate: V.Ye. Tishchenkov
YUKOS-Moscow OOO, management organization
YUKOS Oil Company, OAO
Date: August 13, 2004

Chief Accountant, YUKOS Oil Company, OAO: I.Ye. Golub
Date: August 13, 2004

Contact person:
Vladimir Nikolaevich Yevseev
Assistant Manager, Operations Support Department
Corporate Finance Directorate
Ph: 095 232 3161
Fax: 095 232 3160

Introduction

Legal Name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)

Address: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Mailing address: 31a Dubininskaya St., Moscow, Russian Federation 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email: info@yukos.ru
Website: www.yukos.ru (contains complete text of issuer's quarterly report)

YUKOS Oil Company securities as of 30 June 2004:
Total number of securities issued: 2,700,488, 885
Including:

1) 2,236,964,578
Nominal cost of securities: 0.004 rubles
Registration number of securities: 1-02-00198-A dated July 22, 2003
2) 463,524,307
Nominal cost of securities: 0.004 rubles
Registration number of securities: 1-02-00198-A-002D dated July 22 2003

I. General information on individuals associated with the issuer's management bodies, the issuer's auditor and appraiser, bank account data, and other entities signing the quarterly report,

1.1. Individuals associated with the management bodies of the issuer

1.1.1. Executive body of YUKOS Oil Company
Management organization granted the authority of the executive body:
Full name: YUKOS-Moscow Limited Liability Company
Abbreviated name: OOO YUKOS-Moscow (Russian)
Address: Bldg. 13, 17 Dubninskaya St., Moscow Russian Federation 115054

Executive body:
Kukes, Semyon Grigorievich -Chair
Board of the executive body: Management Board
Beilin, Yuri Aradievich
Misamore, Bruce Kelvern
Termerko, Alexandr Viktorovich
Theede, Steven Michael
Trushin, Mikhail Anatolievich
Zolotarev, Petr Sergeevich

Board of directors:
Trushin, Mikhail Anatolievich - Chair
Gorkov, Sergey Nikolaevich
Firkalo, Dmitry Grigorievich.
Bakhmina, Svetlana Petrovna.
Arakcheev, Alexei Lvovich

1.1.2. YUKOS Oil Company Board of Directors

1 Gerashchenko, Viktor Vladimirovich - Chair
2 Gupta, Raj Kumar
3 Pokholkov, Yury Petrovich
4 Kosciusko-Morizet, Jacques
5 Kontorovich, Alexey Emilievich
6 Golubev, Yury Alexandrovich

7 Carey, Sarah Collins
8 Soublin, Michel
9 Loze, Bernard
10 Buclez Francois Claude
11 Ortiz, Edgar

1.2. Information on Issuer Bank Accounts
Bank requisites and account numbers of the issuer.

1.3 Information on the Issuer's Auditors
Name: Price Waterhouse Coopers Audit, Closed Joint Stock Company
Address: Bldg. 5, Kosmodemianskaya Embankment, Moscow 115054
Phone: (095) 967-6000
Fax: (095) 967-6001
Email: doug.miller@ru.pwcglobal.com
License No. E 000376
Date of issue: May 20, 2002
Effective date: through May 20, 2007

1.4. Information on Issuer's Appraiser
Information on the appraiser who signed the last registered YUKOS Oil Company securities prospectus (registration number: 1-02-00198-A-002D dated July 22, 2003 (rescinded July 2, 2004))
Name: International Appraiser Center, Closed Joint Stock Company
Address: Bldg. 1, 21 Novaya Basmannaya St., Moscow, Russian Federation 107078
Phone: (095) 261-9110
Fax: (095) 267-9936
Email: invacent@dol.ru
License No.: 000002
Date of issue: August 6, 2001
Effective date: through August 6, 2004

1.5 Information on Issuer's Consultants
Information on the financial consultant who signed the last registered YUKOS Oil Company securities prospectus (registration number: 1-02-00198-A-002D dated July 22, 2003 (rescinded July 2, 2004))
Name: AVK Investment Company, Closed Joint Stock Company
Address: 1 Uritsky Pavillion, St. Petersburg, Russian Federation 196605
Phone: (812) 237-0344
Fax: (812) 237-0650
Email: postmaster@mail.avk.ru

1.6 Information on Other Signatories of the Quarterly Report
No other entities signed the quarterly report.

2. General Financial Information of the Issuer

2.1. Financial Indicators of the Issuer

Indicator	Recommend Calculation Method	June 30, 2004
Value of issuer's net assets (RR ths.)	Per the procedure established by the RF Ministry of Finance and the Federal Committee for Joint Stock Companies	**(61 569 876)**
Turnover of accounts payable (x)	Cost of goods, products, work and services sold, excluding business overhead/accounts payable at the end of the reporting period	**0.01**
Turnover of accounts receivable (x)	Revenue from the sale of goods, products, work and service less VAT, excise taxes, other taxes, and mandatory payments /(accounts receivable for the end of the reporting period—liability of participants (institutions) for contributions to charter capital at the end of the reporting period)	**0.05**

2.2. Market Capitalization of the Issuer

	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Jun 30, 2004
Market capitalization of YUKOS Oil Company (billions of dollars)	-	3.79	10.64	19.71	27.75	26.82

2.3. Liabilities of the Issuer

2.3.1. Accounts Payable

	June 30, 2004
Short-term and long-term accounts payable	637,315,811

2.3.2. Credit History of the Issuer

2.3.3. Liabilities of the issuer for items provided to third parties for the 2nd quarter of 2004

Total of guarantees issued: 203 thousand rubles.

Total of guarantees paid: 11,313 thousand rubles.

2.3.4 Other Liabilities of the Issuer

None.

2.4. Objectives of the issuer and use of funds obtained from the issue of securities

No securities issued from 1999-2002.

2.5. Risks associated with purchase of issuer securities

Industry, domestic, socio-political, economic, financial, legal and operational risks.

III. Detailed Information on the Issuer

3.1. History of the Issuer

3.1.1 Data on Legal Name of the Issuer

Full legal name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)

Changes to name and organizational and legal form of issuer:
Full name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: AOOT NK YUKOS (Russian)
Date enacted: April 15, 1993

Full name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)
Date enacted: December 9, 1996

3.1.2. Registration Information on the Issuer

Registration date: May 12, 1993
Registration certificate No. 1350
Name of the state registration authority: Administration of the Khanty-Mansi Autonomous District

3.1.3 History of Issuer

3.1.4. Contact Information

Address of issuer: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Address of executive body: 31A Dubininskaya, Moscow, Russian Federation 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email: info@yukos.ru
Website: www.yukos.ru

3.1.5 Taxpayer Identification Number
TID: 8604010486

3.1.6 Branches and Offices of Issuer

Name: OAO NK YUKOS Office in the People's Republic of China
Address: Guanmin Building, 1203 Lyan MaTsyao St., Chaoyan District, Peking, Peoples Republic of China
Date Opened: February 20, 2000
Director: Prisyazhnyuk, Sergey Vasilievich
Term of agreement: December 31, 2005

3.2 Major Business Operations of the Issuer

3.2.1 Industry Classification of the Issuer

OKVED (Russian economic sector code): **11.10.11, 23.20, 74.13.1, 74.20.2, 51.12.1, 50.50**

3.2.2 Major Business Operations of the Issuer

- Oil and gas exploration, extraction and refining
- Production of refining products
- Storage, transportation and sale of oil, gas and related products
- Production, supply and sale of heat and electricity
- Purchase of electricity
- Operation of energy production facilities
- Retail sales of consumer products

3.2.3 Main Products (Goods, Services)

Oil, oil products and leasing services. No new products were issued in the 2nd quarter of 2004.

3.2.5 Markets for Products (Goods, Services) of the Issuer

List of regions in the Russian Federation where YUKOS and its subsidiaries operate.

3.2.10 Joint Operations of the Issuer

Information on joint endeavors with Telespetznaz Telcom, the Health Products Manufacturing Complex of the Russian Federation President's Administrative Office, and EKZA.

3.4 Plans for Future Operations of the Issuer

3.5 Participation of the Issuer in Banking and Financial Groups, Holdings, Concerns and Associations

Names and addresses of the organizations

3.6 Subsidiary and Associated Companies of the Issuer

Name: OAO Tomskneft VNK
Address: 23 Buroviky St. Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO FTT Service
Address: 72 Mir Ave., Moscow Russian Federation 129110
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnasmash
Address: Bldg. 1, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Aviaterminal
Address: Office 5, Suite 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnasmasservice
Address: Bldg. 5, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ALNASRD
Address: Bldg. 1, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Urengoid Inc
Address: 53 Geologi St., Urengoi, Purovsky rayon, Yamalo-Nenetsky Autonomous District, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Achinsk NPZ
Address: Anchinsk-14, Krasnoyarsky krai, Russian Federation 662164
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Energyservice Company
Address: 28a Bolshevistskaya St., Saransk, Republic of Mordovia, Russian Federation 430000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Syzransky NPZ
Address: 1 Astrahanskaya St., Syzran, Samara oblast, Russian Federation 446009
Share in the charter capital of the legal entity held by the issuer: 100%
Name: ZAO YUKOS-INFORM
Address: 8 Krymsky Val, Moscow, Russian Federation 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: YUKOS UK Ltd.
Address: **Bellhouse,175, Regent Street, London, WIR 7FB**
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Moscow
Address: Bldg. 13, 17 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: YUKOS-Finance B.V.
Address: 1 Lokatellikade, Amserdam, Netherlands 1076AZ
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-M Trading Company
Address: Bldg. 3, 14/124 Derbenevskaya St., Moscow Russian Federation 113114
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Petroleum
Address: 64 Kaluzhskaya St., Mosalsk, Kaluga oblast, Russian Federation 249930
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Transservice
Address: Novokuyubyshevsk Oil Refinery Oil Company, Refinery Management District, Samara oblast, Novokuibyshevsk, Russian Federation 446207
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Strezhevoy NPZ
Address: 23 Buroviky St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Kuibyshev-Terminal
Address: Groznenskaya St., Samara, Russian Federation 44300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Syzran-Terminal
Address: 1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Novokuibyshevsk-Terminal
Address: 1 Odesskaya St., NovoKuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Angarsk Oil and Chemical Company
Address: Angarsk, Irkutsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-M
Address: Bldg 3, 33 Kommunisticheskaya St., Saransk, Republic of Mordovia, Russian Federation 430002
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Ordalia 2000
Address: 2/6 Kostyakov St., Moscow, Russian Federation 125422
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Tambovnefteproduct
Address: 9A Pionerskaya St., Tambov, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Irkutsknefteproduct
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS Export Trade
Address: Bldg. 4, 6/8 1st Kozhevnichesky Lane, Moscow, Russian Federation 121069
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-FBTs
Address: 17a Dubininskaya St., Moscow, Russian Federation 113152
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Stavropolnefteproduct
Address: 185 Lermontov St., Stavropol, Stavropol krai, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Kuibyshevsk NPZ
Address: Groznenskaya St., Samara, Russian Federation 443004
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Top Master-Realty
Address: 59 Malaya Tulskaya St., Moscow, Russian Federation 113152
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Novokuibyshevsk NPZ
Address: Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Sibintek-Leasing
Address: 3 Taezhnaya St. Tura, Ilimpiysky rayon, Yevenkiysky administrative district, Krasnoyarsk krai, Russian Federation 64800
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Ulyanovsknefteproduct
Address: 91 L Tolstoy St., Ulyanovsk, Russian Federation 432601
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS SNG Investment
Address: 10/1 Babayan St. Yerevan, Republic of Armenia 375037
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Dubinskoe
Address: 17a Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Bryansknefteproduct
Address: 48 S Perovskaya St., Bryansk, Russian Federation 241011
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Service Center
Address: 1 Odesskaya St. Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Lipetsknefteproduct
Address: 102 Gagarin St., Lipetsk, Russian Federation 398016
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Penzanefteproduct
Address: 104 Neytralnaya St., Penza, Russian Federation 440013
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Polymer Plant of Angarsk
Address: Angarsk, Irkutsk oblast, Russian Federation 665830
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Achinsk-Terminal
Address: Achinsk, Krasnoyarsk krai, Russian Federation 662114
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Belgorodnefteproduct
Address: 16 Pobeda St., Belgorod, Russian Federation 308000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO IK YUKOS-Invest
Address: 8 Krymsky val, Moscow, Russian Federation, 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Voronezhnefteproduct
Address: 4 Kirov St., Voronezh, Russian Federation 394018
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Orelnefteproduct
Address: 40 Mayakovsky St., Orel, Russian Federation 302001
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Samaranefteproduct
Address: 72 Galaktionovskaya St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Geo
Address: 13 Mir St., Khanty-Mansiysk, Russian Federation 626200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Import
Address: 23 Vavilov St., Moscow, Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Mamantovo
Address: 10a N. Smardakov St., Microrayon 2, Pyt-Yakh, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Yuganskneftegas
Address: Nefteyugansk rayon, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Accounting Center
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Nefteautomatics
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation 628309
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ServiceEcology
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Kinelsky Sklad
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara ITTs
Address: Suite 734, 145 Kuibyshev St. Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Outsourcing
Address: 23 Buroviki St., Tomsk oblast, Strezhevoy, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Samaranefteproduct
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Arcticgas
Address: 6 Industrialnaya St., Novy Urengoy, Yamalo-Nenetsky autonomous district, Russian Federation 629300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Shatsky Val
Address: Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO NPSS
Address: 30 50th October Anniversary, Tura, Yevenkiysky autonomous district, Krasnoyarsk krai, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YuganskNIPIneft
Address: Bldg. 51, Microrayon 7, Nefteyugansk, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Service
Address: 8 Krymsky val, Moscow, Russian Federation, 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Singapaypromservice
Address: 1 Kievskay St., Nefteyugansk, Khanty-Mansi autonomous district, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Accounting and Reporting
Address: Bldg. 23, Microrayon 1, Nefteyugansk, Khanty-Mansi rayon, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Neftechemservice
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MNU
Address: Transportnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Khakasnefteproduct VNK
Address: Abakan, Republic of Khakasia, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Strezhevoy
Address: 11 Yermakov St., Strezhevoy, Tomsk oblast, Russian Federation 636780
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-SSK
Address: Yuganskneftepromservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative district, Tumen oblast, Russian Federation 628304
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Nefteyugansk
Address: Yugansknefteprornservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative district, Tumen oblast, Russian Federation 628304
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Samara
Address: Suite 618, 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: KOO YuM-Trade
Address: 3-1 Solongo-Bil Bldg., OSG-8, Sukhe-Bator rayon, Ulan-Bator, Mongolia
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Tomsknefteproduct VNK
Address: Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO EPU-Service
Address: 92 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Mamontov EPU-Service
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi Administrative District, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Mamontov EPU-Service
Address: Industrial Zone, Pyt-yakh, Khanty-Mansi Administrative District, Tumen oblast, Russian Federation 628381
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Yu-TVER
Address: 29 Smolensk Lane, Tver, Russian Federation 170000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara-Electro-Service
Address: 2-a Zheleznodorozhnaya St. Otradny, Samara oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ALNAS TsUNAR
Address: Bldg. 1, 23 Vavilov St. Moscow, Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnas Electron
Address: 10 Pyatkinsky Ave., Obninsk, Kaluga oblast, Russian Federation 249033
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO TsDS
Address: Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Neftegastechnology
Address: 11 Promyshlennaya St., Novy Urengoy, Tyumen oblast, Russian Federation 929300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS AM
Address: Suite 6, Office 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YuNGF-GEOFIMP
Address: Bldg. 9/3, Parkovaya St., Pioneer Zone, Nefteyugansk, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Belgorod-Terminal
Address: 16 Pobeda St., Belgorod, Russian Federation, 308000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Lipetsk-Terminal M
Address: 102 Gagarin St., Lipetsk, Russian Federation 398016
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Penza-Terminal
Address: 104 Neytralnaya St., Penza, Russian Federation 440013
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Tomsk-Terminal
Address: 24 Naberezhnaya r. Ushayki St., Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Tambov-Terminal
Address: 9a Pionerskaya St., Tambov, Russian Federation 392012
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Ulyanovsk-Terminal
Address: 91 L. Tolstoy St., Ulyanovsk, Russian Federation, 432601
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Khakas-Terminal
Address: 7 Gagarin St. Abakan, Republic of Khakasia, Russian Federation 662602
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO ANP
Address: 152 Malinovsky St., Rostov-on-Don, Russian Federation 344018
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO CONTRACT OIL
Address: Bldg. 15, 11 Timur Frunze Street, Moscow, Russian Federation 119021
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MTK
Address: AZS № 6, 100 Yaraslavskoe Highway, Mytishchi, Moscow oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO NBA-Service
Address: 79 Volokolamskoe Highway, Moscow, Russian Federation 125424
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Energyservice
Address: 98 40th VLKSM Anniversary St., Krasnoarmeysky rayon, Volgograd, Russian Federation 400080
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MAGIS
Address: 177-b Gushchin St., Barnaul, Russian Federation 656019
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara-Terminal
Address: 1 Neftebaznaya St., Syzran, Samara oblast, Russian Federation 446014
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO FPK KEDR-M
Address: 20 Papernik St., Russian Federation 109426
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ASSET
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Ladoga
Address: Domozhirovsky lespromkhoz AOOT, Domozhirovo, Lodeynopolsky rayon, Leningrad oblast, Russian Federation 187706
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Bryansk Terminal M
Address: 63 Rechnaya St., Bryansk, Russian Federation 241021
Share in the charter capital of the legal entity held by the issuer: 100%

Name: VNC Erdol Handels GmbH
Address: 3 Freyung, Wein, Austria 1010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Voronezh-Terminal
Address: 3 Ilyushin St., Voronezh, Russian Federation 394002
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Prioksky-Terminal
Address: 66 Komsomolskaya, Orel, Russian Federation 302026
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Rostov-Terminal
Address: 27 Krasnoarmeyskaya St., Rostov-on-Don, Russian Federation 344007
Share in the charter capital of the legal entity held by the issuer: 99.99%

Name: OAO ANP
Address: 6 K. Marx St., Irkutsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 99.71%

Name: OOO YUKOS-R
Address: Suite 704, Ulansksky Lane, Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 99%

Name: ZAO Neftegorsky GPZ
Address: Gas Refinery, Neftegorsk, Samara oblast, Russian Federation 446250
Share in the charter capital of the legal entity held by the issuer: 98.1%

Name: ZAO Otradnensky GPZ
Address: Gas Refinery, Otradny, Samara oblast, Russian Federation 446430
Share in the charter capital of the legal entity held by the issuer: 98.1%

Name: OAO Angarskneftechemproekt
Address: Angarsk, Irkutsk oblast, Russian Federation 665819
Share in the charter capital of the legal entity held by the issuer: 97.06%

Name: OAO Mid-Volga NII of Oil Refining
Address: Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 95.43%

Name: OAO Buryatnefteproduct
Address: 1 Zaovrazhnaya St. Ulan-Ude, Russian Federation 670004
Share in the charter capital of the legal entity held by the issuer: 95.1%

Name: OAO Sibneft
Address: 85 October St., Lyubinsk, Lyubinsk rayon, Omsk oblast, Russian Federation 646160
Share in the charter capital of the legal entity held by the issuer: 92%

Name: ZAO Rus
Address: 22 Politekhnicheskaya St., Sochi Russian Federation 354013
Share in the charter capital of the legal entity held by the issuer: 90.07%

Name: OAO NPF Geofit
Address: 6 Kolarovsky Tract, Tomsk, Russian Federation, 634050
Share in the charter capital of the legal entity held by the issuer: 87.15%

Name: OAO ESFPG
Address: 35 Myasnitskaya St., Moscow, Russian Federation, 101959
Share in the charter capital of the legal entity held by the issuer: 86.61%

Name: OAO Samaraneftechemproekt
Address: 11 Novo-Sadovaya, Samara, Samara oblast, Russian Federation 443002
Share in the charter capital of the legal entity held by the issuer: 86.05%

Name: OOO YUKOS Kart
Address: Bldg. 3, 1 Deguninskaya St., Moscow, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 85%

Name: OAO Germes-Moscow
Address: Suite 808, 146 Leninsky Ave., Moscow, Russian Federation, 119526
Share in the charter capital of the legal entity held by the issuer: 82.8%

Name: OOO SamaraNIPIneft
Address: 11 Novo-Sadovaya St., Samara, Samara oblast, Russian Federation 443002
Share in the charter capital of the legal entity held by the issuer: 81%

Name: ZAO Inzerneft
Address: 99 Moskovskaya St., Saratov, Russian Federation, 410071
Share in the charter capital of the legal entity held by the issuer: 75%

Name: OAO Vostsibneftegas
Address: 10a Gagarin St., Baykit, Evenkiysky Autonomous District, Russian Federation 648360
Share in the charter capital of the legal entity held by the issuer: 70.77%

Name: OAO TNGF VNK
Address: 83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 70.66%

Name: OOO YuT-OIL
Address: 8th Km of Zaraysky Highway, Lukhovitsy, Moscow oblast, Russian Federation 140500
Share in the charter capital of the legal entity held by the issuer: 70%

Name: OOO YUKOS East Trade
Address: 25a Shkolnaya St., Tura, Evenkiysky administrative district, Krasnoyarsk krai, Russian Federation 648000
Share in the charter capital of the legal entity held by the issuer: 70%

Name: KOO East Asia Transit
Address: Bldg. M T S KOO, 5 Stroitely Sq., Ulan-Bator-38, Mongolia
Share in the charter capital of the legal entity held by the issuer: 66%

Name: OAO Khantymansiysknefteproduct
Address: Engels St., Khanty-Mansiysk autonomous district, Tumen oblast, Russian Federation 626200
Share in the charter capital of the legal entity held by the issuer: 64.49%

Name: ZAO Manoil
Address: Bldg. 26, Microrayon 11, Nefteyugansk, Khanty-Mansiysky administrative district, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 63.96%

Name: OAO NII ECONOMICS
Address: 24 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 60.98%

Name: Novosibirsknefteproduct VNK
Address: 80 Gorky St., Novosibirsk, Russian Federation 630099
Share in the charter capital of the legal entity held by the issuer: 56.73%

Name: OAO SNGEO
Address: 21 Sportivnaya St., Samara, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 51.18%

Name: OOO Control-Service
Address: 24 Naberezhnaya reki Ushayki St., Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Yu-Kuban
Address: 253 Pionersky Ave., Anapa, Krasnoyarsky krai, Russian Federation 353410
Share in the charter capital of the legal entity held by the issuer: 51%

Name: ZAO Telespetznaz
Address: 24 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OOO YuKSib
Address: 7A Taube St., Omsk 99, Russian Federation 644099
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OAO BGNK
Address: 72 October St., Boguchany, Krasnoyarsk krai, Russian Federation 663430
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OAO Tomskgas
Address: 73 Bolshaya Podgornaya St., Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50.93%

Name: OAO Urengoyneftegasgeology
Address: 12a Microrayon 2, Urengoy, Purovsky rayon, Yamalo-Nenetsky autonomous district, Tumen oblast, Russian Federation 629860
Share in the charter capital of the legal entity held by the issuer: 50.16%

Name: ZAO Yu-SVL
Address: 1 Furmanov St., Central Region, Krasnodar, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50%

Name: OOO ZMB
Address: West-Malobalykskoe, Nefteyugansk rayon, Khanty-Mansi Autonomous District (Tumen oblast), Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50%

Name: ZAO KAFA
Address: 2 Geologicheskaya St., Feodosia, Ukraine
Share in the charter capital of the legal entity held by the issuer: 50.001%

Name: OOO YuKOP
Address: Bldg. 49, Microrayon 7, Nefteyugansk, Tumen oblast, Khanty-Mansi Autonomous District, Russian Federation 628307
Share in the charter capital of the legal entity held by the issuer: 50%

Name: ZAO Fazan
Address: 26/1 Sofiyskaya Embankment., Moscow, Russian Federation 113816
Share in the charter capital of the legal entity held by the issuer: 50%

Name: OOO KNK
Address: 73 Shaumyan St., Astrakhan, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 49.89%

Name: OOO NK SIBINTEK
Address: Bldg. 2, 22 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 48.99%

Name: OAO SNKhA
Address: 52 Michurin St., Samara, Russian Federation, 443096
Share in the charter capital of the legal entity held by the issuer: 44.28%

Name: OOO TsIR YUKOS
Address: Bldg. 2., 55/1 Leninsky Ave., Moscow, Russian Federation 119333
Share in the charter capital of the legal entity held by the issuer: 41%

Name: ZAO Rosneftetrans
Address: 41 Kievskaya St., Nefteyugansk, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 41%

Name: ZAO YUKOS-Air Airline
Address: 7-169 Pribrezhny Ave., Nefteyugansk, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 40%

Name: OAO Samaranefteproduct-Automatics
Address: 72 Galaktionovskaya St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 38%

Name: OAO TNGG VNK
Address: 83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 37.99%

Name: OAO Voronezhnefteproductautomatics
Address: 4 Kirov St., Voronezh, Russian Federation 394018
Share in the charter capital of the legal entity held by the issuer: 37.99%

Name: ZAO TsIS TECH
Address: Bldg.1, 3 Plotnikov Ln., Moscow, Russian Federation 121002
Share in the charter capital of the legal entity held by the issuer: 37%

Name: ZAO Business and Security Magazine
Address: Suite 1, 12 Planernaya St., Moscow, Russian Federation 123481
Share in the charter capital of the legal entity held by the issuer: 36.5%

Name: OOO Irkutsk-Terminal
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 34.52%

Name: OAO Neftemarket
Address: Chita-40, Russian Federation 672040
Share in the charter capital of the legal entity held by the issuer: 34.52%

Name: OAO TomskNIPIneft
Address: 24 Naberezhnaya reki Ushayki, Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 33.78%

Name: ZAO TZK
Address: Sheremetevo International Airport, Moscow, Russian Federation 103340
Share in the charter capital of the legal entity held by the issuer: 29%

Name: OAO Kubanenergy
Address: 2 Stavropolskaya St., Krasnodar, Krasnodar krai, Russian Federation 35033
Share in the charter capital of the legal entity held by the issuer: 26.26%

Name: OAO Tomskenergy
Address: 36 Kirov Ave., Tomsk, Russian Federation 634041
Share in the charter capital of the legal entity held by the issuer: 25.88%

Name: ZAO EKZA
Address: 5A Artsybushevskaya St., Samara, Russian Federation 443041
Share in the charter capital of the legal entity held by the issuer: 25.1%

Name: OAO Tambovenergy
Address: 23 Morshankoe Highway, Tambov, Russian Federation 392680
Share in the charter capital of the legal entity held by the issuer: 25%

Name: OAO Belgorodenergy
Address: 42 Kommunisticheskaya St., Belgorod, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 25%

Name: ZAO Lyubel-Oil
Address: Novopolotsk, Belarus 211440
Share in the charter capital of the legal entity held by the issuer: 24%

Name: OOO ChOP SKB
Address: Novopo Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ChOP Granit
Address: 10a Gagarin St., Baykit, Evenkiysky Administrative Area, Krasnoyarsk krai, Russian Federation 648360
Share in the charter capital of the legal entity held by the issuer: 100%

3.7 Structure and value of issuer's fixed assets, plans to purchase, replace and dispose of fixed assets, and information regarding encumbrances on issuer's fixed assets

3.7.1 Fixed Assets

Data on fixed assets for the end of the reporting quarter:
Initial value of fixed assets: 4,635,292 thousand rubles
Accrued depreciation: 887,656 thousand rubles

Fixed assets and long-termed leased fixed assets in the five years preceding the year before the end of the reporting quarter were not reevaluated

There are no plans for fixed asset transactions (purchase, replacement and disposal) whose value is 10% or more of the value of the issuer's fixed assets.

Per Order No. 11/5975 of 16 April 2004 (Initiation of Enforcement Proceedings), YUKOS Oil Company is prohibited from alienation or encumbrance of its property by any means, excluding the major types of products produced by the company.

3.7.2 Value of Issuer's Real Property

Total value of real property and amount of accrued depreciation as of June 30, 2004 (RR, thousands):

Real Property	**Initial Value**	**Accrued Depreciation**	**Remaining Value**
Land	143	0	143
Buildings	129,089	13,044	116,045
Facilities	2,073,956	412,630	1,661,326
Wells	1,040,134	172,682	867,452
Total	**3,243,322**	**598,356**	**2,644,966**

IV. Information on the Financial and Business Activities of the Issuer

4.1 Profit and Loss for the Reporting Period

Indicator	**June 30, 2004**
Revenue (RR, ths)	**3,349,841**
Gross profit (RR, ths)	**2,590,014**
Net profit (non-distributed profit (uncovered losses)) (RR, ths)	**(77,594,880)**
Labor productivity (RR/person)	**152,265**
Product profitability (sales, %)	**26.6**
Total of uncovered losses for the reporting date (RR, ths)	**(62,815,385)**
Ratio of uncovered losses for the reporting date to balance sheet total	**0.11**

4.1.2 Factors effecting sales revenues of the Issuer

The primary factor effecting sales revenue for the 2nd quarter of 2004 were oil price fluctuations and changes in the exchange rate.

The major factors effecting profits (losses) were external, including the decision of government agencies to conduct a tax audit for the year 2000.

4.2 Liquidity of the Issuer

Indicator	June 30, 2004
Current assets (RR, ths)	**(551,255,761)**
Current liquidity ratio	**0,19**
Quick liquidity ratio	**0,18**

4.3 Amount, Structure of Adequacy of Issuer's Current Capital Assets

4.3.1 Amount and Structure of Issuer's Current Capital Assets

Indicator	**June 30, 2004**
Charter capital, RR	**10,801,956**
Cost of issuer's shares purchased by the issuer for later resale (RR)	**(42,150,008)**
Nominal cost of shares from additional issue by the issuer in 2003 subject to redemption	**(1,854,097)**
Amount of additional capital, including reevaluation of property values (RR) and capital in excess of par (RR)	**551,546,778** **62,177,288** **489,350.069**
Amount of issuer's undistributed net profit (RR)	**(62,815,385,302)**
Amount of specially designated funds, including funds for specific measures, funds from other organizations and entities, budgetary funds, etc. (RR)	
Total amount of capital (RR)	**(62,295,420,379)**

Amount and Structure of Issuer's Current Assets

	June 30, 2004
Amount of current assets (RR, ths)	**85,334,506**
%	
Reserves	**1.18%**
Accounts receivable	**85.91%**
Financial assets	**10.03%**
Funds	**1.89%**

4.3.2 Adequacy of Issuer's Current Capital Assets in the 2nd Quarter of 2004

Due to the uncertain circumstances of YUKOS Oil Company following the joint actions of the RF Ministry of Taxation and the Court Baliff's office for collection of taxes due from the Company in 2000, and per the decision of the Arbitration Court in Moscow on 26 May 2004, it is impossible to determine the amount of current assets required by YUKOS Oil Company for the 4th quarter and 2005.

4.3.3 Funds

Due to the above circumstances, it is also impossible to determine the amount of funds required by YUKOS Oil Company for the 4th quarter and 2005.

4.3.4 Financial Assets

Information on the financial assets of the issuer that constitute 10% or more of all its financial assets on the last day of the reporting quarter:

Equity securities:
Type of securities: common uncertified shares

Full and abbreviated legal name of issuer: Siberian Oil Company, Open Joint Stock Company. OAO Sibneft (Russian).
Address: 85 Oktyabrskaya St. Lyubinsky, Omsk oblast, Russian Federation 646160
Registration No. of equity securities: 1-01-00146-A
Registration date of equity securities: June 17, 2003
Registrar of equity securities: Federal Securities Market Committee
Number of securities belonging to issuer: 4,362,007,182.
Nominal value of securities belonging to issuer: 6,979,211.49 RR.
Total book value of securities belonging to issuer: 415,771,260,065.62 RR

Sibneft did not issue any preferred shares.

Based on the performance of the Company in the first 6 months of 2003, at a special general meeting of the stockholders on September 15 2003 it was decided to pay a dividend of 6.44 RR per share.
Total amount to be paid: 30,533,969,675.16 RR.
Amount to be paid by May 31, 2004.

Base on the performance of Sibneft in the first 6 months of 2003, at a special general meeting of the stockholders on September 15, 2003 it was decided to pay a dividend of 6.44 RR per share.
Total amount to be paid: 6,922,297,472.94 RR
Amount to be paid by May 31, 2004.

As of June 30, 2004, the amount of securities in reserve was 0 RR.

Potential losses due to the bankruptcy of organizations (enterprises) in which the Company invested were limited to the value of the investment.

4.3.5 Intangible Assets of the Issuer

RR ths

%	**June 30, 2004**
Initial value of intangible assets, including:	**9,255,772**
Trademarks	316,184
Licenses	30,167
Software products and databases	8,909,422
Amount of accrued depreciation, including	**1,478,813**
Trademarks	-
Licenses	18,433
Software products and databases	1,337,343

No intangible assets were added to the charter (reserve) capital in the reporting quarter and no gratuitous intangible assets were received.

V. Detailed information on persons affiliated with the management bodies of the issuer, financial and business monitoring bodies, and general information on employees of the issuer

5.2 Information on persons affiliated with the management bodies of the issuer as of June 30, 2004

YUKOS Oil Company Board of Directors

Gerashchenko, Viktor Vladimirovich - Chair
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Gupta, Raj Kumar
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Pokholkov, Yury Petrovich
Share in issuer's charter capital: **0.00001%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Kosciusko-Morizet, Jacques
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Kontorovich, Alexey Emilievich
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Golubev, Yury Alexandrovich
Share in issuer's charter capital: **0,01279%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Carey, Sarah Collins
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Soublin, Michel
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Loze, Bernard
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Buclez Francois Claude
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Ortiz, Edgar
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

5.2.2 Executive body of YUKOS Oil Company

Management organization granted the authority of the executive body:
Full name: YUKOS-Moscow Limited Liability Company
Abbreviated name: OOO YUKOS-Moscow (Russian)
Address: Bldg. 13, 17 Dubninskaya St., Moscow Russian Federation 115054
Phone: (095) 232-3161
Fax: (095) 232-3160
Email: info@yukos.ru
Basis for the transfer of authority: Agreement № Yu0-4-01/438 dated 3 мая 2000

Executive body:
Kukes, Semyon Grigorievich -Chair
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Board of the executive body: **Management Board**

Beilin, Yuri Aradievich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Misamore, Bruce Kelvern
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none
Termerko, Alexandr Viktorovich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Theede, Steven Michael
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Trushin, Mikhail Anatolievich
Share in issuer's charter capital: **0.00049%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Zolotarev, Petr Sergeevich
Share in issuer's charter capital: **0.00009%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Management Board of directors:

Trushin, Mikhail Anatolievich – Chair
Share in issuer's charter capital: **0.00049%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Bakhmina, Svetlana Petrovna
Share in issuer's charter capital: **0.000001%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Gorkov, Sergey Nikolaevich
Share in issuer's charter capital: **0.00094%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Firkalo, Dmitry Grigorievich.
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Arakcheev, Alexei Lvovich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

5.5 Information on persons affiliated with bodies that monitor the financial and business operations of the issuer

Under the YUKOS Oil Company Charter, the monitoring agency of the Company is the Audit Committee.

Heads of the Internal Audit Office:

Britkova, Elena Vladimorovna
Share in issuer's charter capital: **0.000001%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Murashova, Antonina Borisovna
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Serzhanova, Margarita Osvaldovan
Share in issuer's charter capital: **0.00008%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

VI. Information on issuer participants (companies)

6.1 Information on the total number of issuer companies (participants)

Total number of entities listed in the register of issuer companies on the last day of the reporting quarter: 52,181.
Total number of issuer shareholders listed in the register of issuer companies: 19

6.2 Information on issuer participants (companies) holding 5% or more of issuer's charter (reserve) capital or at least 5% of its common stock, as well as information on participants (companies) of such entities holding at least 20% of charter (reserve) capital or at least 20 percent common stock

6.2.1 Full name: TRAST Investment Bank, Open Joint Stock Company
Abbreviated name: TRAST Investment Bank OAO
Address: Bldgs. 3 and 7, 84 Sadovnicheskaya St. Moscow, Russian Federation 115035
Share of participant in issuer's charter capital, including common stock: 42.1533% (nominal holder)

6.2.2 Full name: Doyche Bank, Limited Liability Company
Abbreviated name: Doyche Bank, LLC
Address: 4 Shchelkin St., Moscow, Russian Federation 129090
Share of participant in issuer's charter capital, including common stock: 40.5391% (nominal holder)

6.2.3 Full name: Brunswick UB&S Nominees, Closed Joint Stock Company
Abbreviated name: Brunswick UB&S Nominees, ZAO
Address: Bldg. 4, Kosmodemianskaya Emb., Moscow, Russian Federation 115054
Share of participant in issuer's charter capital, including common stock: 9.4892% (nominal holder)

6.3 Share of the issuer's charter capital held by the government is 0%.
Gold share: n/a.

RECEIVED
2006 JAN 30 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT

Open Joint Stock Company "YUKOS Oil Company"

Name of the issuer:	Open Joint Stock Company YUKOS Oil Company
Registration No. of the issuer:	1028601259466
Period:	3rd Quarter of 2004
Total pages in the report:	220
Contact: person (name, position):	Marina Aleksandrovna Nechaeva, Leading Specialist of the Board of Corporate Finances
Contact telephone (facsimile) No.:	(095) 232 31 60

INTRODUCTION

Full name of the issuer:	Open Joint Stock Company "YUKOS Oil Company"
Abbreviated name:	YUKOS Oil Company
Legal Address:	17 Dubininskaya Street, Moscow 113054 Russian Federation
Postal Address:	31A Dubininskaya Street, Moscow 115054 Russian Federation
Telephone No.:	(095) 232 31 61
Fax No.:	(095) 232 31 60
E-mail Address:	www.yukos.ru

Stock Distribution (as of 30.09.2004):

Total Distribution: 2,700,488,885 shares

Including:
1) 2,236,964,578 shares
Nominal Cost: 0.004 rubles

State Registration Number of stock issuance: 1-02-00198-A from 02.07.2003

2) 463,524,307 shares (stock issuance was annulled)
Nominal Cost: 0.004 rubles
State Registration Number of stock issuance: 1-02-00198-A-002D from 22.07.2003

(Translators Note: Numbers in parentheses following titles of sections indicate the numbered section in the document, which contains that information.)

GENERAL DATA ON THE ISSUER

The issuer's executive management (1.1.)

At present, the functions of the executive body of the Company are vested in the Limited Liability Corporation "YUKOS-MOSCOW".

Executive Management of "YUKOS-Moscow" (1.1.1.)

Full Name of Executive Body:	Limited Liability Corporation "YUKOS-Moscow"
Abbreviated Name:	LLC "YUKOS-Moscow"
Address:	Bldg. 13, 17 Dubininskaya Street, Moscow 115054 Russian Federation
Chairman:	Steven M. Theede
Joint Executive Body Board Members:	
	Yuri A. Beilin
	Bruce K. Mizamor
	Alexander Temerko
	Steven M. Theede
	Mihail A. Trushin
	Peter S. Zolotarev

Board of Directors:

Mikhail A. Trushin

Sergey N. Gorkov

Dmitri G. Firkalo

Svetlana P. Bakhmina

Aleksei L. Arakcheev

Board of Directors for "YUKOS Oil Company" (1.1.2.)

Viktor V. Geraschenko

Raj Kumar Gupta

Yuri P. Pokholkov

Jacques Kosciusko-Morizet

Aleksei E. Kontorovich

Yuri A. Golubev

Sarah K. Carey

Michel Soublin

Bernard Loze

Francois Claude Buclez

Edgar Ortiz

Information on the Auditor: (1.3.)

Name (for legal entities) / family name, first name, patronymic (for individuals):	Closed Joint Stock Company ZAO "Price Waterhouse Audit"

Mailing Address:	Bldg. 5, 52 Kosmodemianskaya Embankment, Moscow, 115054
Telephone Number:	(095) 967-60-00
Facsimile No.:	(095) 967-60-01
Date of the License:	May 20, 2002
License No.:	E 000376
Validity period:	05.20.2002 through 05.20.2007

State Registration of the Issuer (Incorporation) (3.1.2.)

Date:	May 12, 1993
State Registration Certificate No.:	1350
Name of the State Registration Authority:	Administration of the Khanty-Mansiyskiy Autonomous District

List of Main Products (Goods, Services): (3.2.2.)
Oil and oil products.

List of Subsidiaries and Associated Companies of the Issuer (3.6.)

Name of the subsidiary/associated company:	OAO Tomskneft
Issuer's share in the charter capital of the company:	100%
Mailing Address:	23 Burovikov Street Strezhevoy 636762 Tomsk Oblast Russian Federation
Name of the subsidiary/associated company:	OOO "FTT Service"
Issuer's share in the charter capital of the company:	100%

Mailing Address:	72 Prospect Mira 129110 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO Alnasmash
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 1, 23 Vavilov Street 117312 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO Aviaterminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 5, 27-29 Dubininskaya Street Moscow Russian Federation
Name of the subsidiary/associated company:	OOO Alnasmashservice
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 5, 23 Vavilov Street 117312 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO ALNAS RD
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 1, 23 Vavilov Street 117312 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO Urengoil INC
Issuer's share in the charter capital of the company:	100%

Mailing Address:	53 Geolog Street Urengoy, Purovskiy Region, Yamalo-Nenetsk Autonomous Region, Tyumen Oblast Russian Federation
Name of the subsidiary/associated company:	OAO Achinskiy NPZ
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Achinsk-14 662164 Krasnoyarsk Kray, Russian Federation
Name of the subsidiary/associated company:	ZAO Energoservisnaya Co.
Issuer's share in the charter capital of the company:	100%
Mailing Address:	28a Bolshevistskaya Street Saransk, Republic of Mordoviya 430000 Russian Federation
Name of the subsidiary/associated company:	OAO Syzranskiy NPZ
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Astrakhanskaya Street 446009 Syzran Samarskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO YUKOS-Inform
Issuer's share in the charter capital of the company:	100%
Mailing Address:	8 Krymskiy Val 117049 Moscow Russian Federation

Name of the subsidiary/associated company:	YUKOS UK Ltd.
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bellhouse, 175, Regent Street London, WIR 7FB
Name of the subsidiary/associated company:	OOO YUKOS-Moscow
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 13, 17 Dubininskaya Street 115054 Moscow Russian Federation
Name of the subsidiary/associated company:	YUKOS-Finance B.V.
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Lokatellikade 1076AZ Amsterdam Netherlands
Name of the subsidiary/associated company:	OOO Trading House YUKOS-M
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 3, 14/124 Derbenevskaya St. 113114 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS-Petroleum
Issuer's share in the charter capital of the company:	100%
Mailing Address:	64 Kaluzhskaya Street Mosalsk, Kaluzhskaya Oblast 249930 Russian Federation

Name of the subsidiary/associated company:	ZAO YUKOS-Transservice
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Samarskaya Oblast 446207 Noovokuibyshevsk Russian Federation
Name of the subsidiary/associated company:	OOO Strezhevskoy NPZ
Issuer's share in the charter capital of the company:	100%
Mailing Address:	23 Burovikov Street Strezhevoy 636762 Tomskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Kuibyshev-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Groznenskaya Street 443000 Samara Russian Federation
Name of the subsidiary/associated company:	ZAO Syzran-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Astrakhanskaya Street Samarskaya Oblast 446009 Syzran Russian Federation
Name of the subsidiary/associated company:	ZAO Novokuibyshevsk-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Odesskaya Street Samarskaya Oblast 446200 Novokuibyshevsk Russian Federation

Name of the subsidiary/associated company:	OAO Angarsakaya Nefte-Khimicheskaya Company
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Angarsk Irkutskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO YUKOS-M
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 3, 33 Kommunisticheskaya Street, Saransk, 430002 Republic of Mordovia Russian Federation
Name of the subsidiary/associated company:	ZAO Ordaliya 2000
Issuer's share in the charter capital of the company:	100%
Mailing Address:	2/6 Kostyakova Street 125422 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO Tambovnefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	9A Pionerskaya Street 392012 Tambov Russian Federation
Name of the subsidiary/associated company:	ZAO Irkutsknefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	5 October Revolution Street 664007 Irkutsk Russian Federation

Name of the subsidiary/associated company:	OOO YUKOS Export Trade
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 4, 6/8 1st Kozhevnicheskiy Crossing 117312 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS-FBTs
Issuer's share in the charter capital of the company:	100%
Mailing Address:	17A Dubininskaya Street 115054 Moscow Russian Federation
Name of the subsidiary/associated company:	OAO Stavropolnefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	185 Lermontov Street Stavropol, Stavropolskiy Kray Russian Federation
Name of the subsidiary/associated company:	OAO Kuibyshevskiy NZP
Issuer's share in the charter capital of the company:	100%
Mailing Address:	25 Groznenskaya Street 443004 Samara Russian Federation
Name of the subsidiary/associated company:	OOO TopMaster-Realty
Issuer's share in the charter capital of the company:	100%
Mailing Address:	59 Malaya Tulskaya Street 113152 Moscow Russian Federation

Name of the subsidiary/associated company:	OAO Novokuibyshevskiy NPZ
Issuer's share in the charter capital of the company:	100%
Mailing Address:	446200 Novokuibyshevsk Samarskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO SIBINTEK-Leasing
Issuer's share in the charter capital of the company:	100%
Mailing Address:	3 Taezhnaya Street Tura, Ilimpiyskiy Region, Ehvenkiyskiy Autonomous Region 648000 Krasnoyarskiy Kray Russian Federation
Name of the subsidiary/associated company:	ZAO Ulyanovsknefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	91 L. Tolstoy Street 432601 Ulyanovsk Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS SNG INVESTMENT
Issuer's share in the charter capital of the company:	100%
Mailing Address:	10/1 Babayana Street 375037 Yerevan Republic of Armenia
Name of the subsidiary/associated company:	OOO Dubininskoe
Issuer's share in the charter capital of the company:	100%
Mailing Address:	17a Dubininskaya Street 115054 Moscow Russian Federation

Name of the subsidiary/associated company: ZAO Bryansknefteprodukt

Issuer's share in the charter capital of the company: 100%

Mailing Address: 48 S. Perovskoy Street
241011 Bryansk
Russian Federation

Name of the subsidiary/associated company: OOO Service Center

Issuer's share in the charter capital of the company: 100%

Mailing Address: 1 Odesskaya Street
Novokuibyshevsk, 446200
Samarskaya Oblast
Russian Federation

Name of the subsidiary/associated company: ZAO Lipetsknefteprodukt

Issuer's share in the charter capital of the company: 100%

Mailing Address: 102 Gagarin Street
398016 Lipetsk
Russian Federation

Name of the subsidiary/associated company: OOO Alnasmash

Issuer's share in the charter capital of the company: 100%

Mailing Address: Bldg. 1, 23 Vavilov Street
117312 Moscow
Russian Federation

Name of the subsidiary/associated company: OOO Alnasmash

Issuer's share in the charter capital of the company: 100%

Mailing Address: Bldg. 1, 23 Vavilov Street
117312 Moscow
Russian Federation

Name of the subsidiary/associated company:	ZAO Penzanefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	104 Neytralnaya Street 440013 Penza Russian Federation
Name of the subsidiary/associated company:	OAO Angarskiy Polymer Factory
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Angarsk Irkutskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Achinsk-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Achinsk 662114 Krasnoyarsk Kray Russian Federation
Name of the subsidiary/associated company:	OAO Belgorodnefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	16 Pobeda Street 308000 Belgorod Russian Federation
Name of the subsidiary/associated company:	ZAO IK YUKOS-Invest
Issuer's share in the charter capital of the company:	100%
Mailing Address:	8 Krymskiy Val 117049 Moscow Russian Federation

Name of the subsidiary/associated company:	OAO Voronezhnefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	4 Kirov Street 394018 Voronezh Russian Federation
Name of the subsidiary/associated company:	ZAO Orelnefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	40 Mayakovskiy Street 302001 Orel Russian Federation
Name of the subsidiary/associated company:	OAO Samaranefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	63 Lev Tolstoy Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	ZAO YUKOS-Geo
Issuer's share in the charter capital of the company:	100%
Mailing Address:	13 Mir Street 626200 Khanty-Mansiysk Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS-Import
Issuer's share in the charter capital of the company:	100%
Mailing Address:	23 Vavilov Street 117312 Moscow Russian Federation

Name of the subsidiary/associated company:	ZAO YUKOS-Mamontovo
Issuer's share in the charter capital of the company:	100%
Mailing Address:	10 N. Smardakov Street 2 Microrayon, Pyt-Yakh, Khanty-Mansiysk Autonomous Region, Tyumenskaya Oblast, Russian Federation
Name of the subsidiary/associated company:	OAO Yuganskneftegaz
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Nefteyuganskiy Region Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO Center Uchet
Issuer's share in the charter capital of the company:	100%
Mailing Address:	15 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OOO Nefteavtomatika
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Industrial Zone, Nefteyugansk, Khanty-Mansiysk Autonomous Region, 628300 Russian Federation
Name of the subsidiary/associated company:	OOO Servisehkologiya
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Industrial Zone, Nefteyugansk, Khanty-Mansiysk Autonomous Region, 628300 Russian Federation

Name of the subsidiary/associated company:	OOO Kinelskiy Sklad
Issuer's share in the charter capital of the company:	100%
Mailing Address:	145 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OOO Samarskiy ITTs
Issuer's share in the charter capital of the company:	100%
Mailing Address:	145 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OOO Outsourcing
Issuer's share in the charter capital of the company:	100%
Mailing Address:	23 Buroviki Street Tomskaya Oblast 636762 Strezhevoy Russian Federation
Name of the subsidiary/associated company:	OAO Samaraneftegaz
Issuer's share in the charter capital of the company:	100%
Mailing Address:	145 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OAO Arcticgas
Issuer's share in the charter capital of the company:	100%
Mailing Address:	6 Industrialnaya Street Noviy Urengoy, Yamalo-Nenetsk Autonomous Region, 629300 Russian Federation

Name of the subsidiary/associated company:	OOO Val Shatskogo
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 5, 27-29 Dubininskaya Street 115054 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO NPSS
Issuer's share in the charter capital of the company:	100%
Mailing Address:	30 50-years of October Street Tura, Ehvenkiyskiy Autonomous Region, Krasnoyarsk Kray Russian Federation
Name of the subsidiary/associated company:	OOO YuganskNIPPNeft
Issuer's share in the charter capital of the company:	100%
Mailing Address:	51 Microrayon 7 Nefteyugansk, Tyumenskaya Oblast, Russian Federation
Name of the subsidiary/associated company:	ZAO YUKOS-Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	8 Krymskiy Val 117049 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO Singapaypromservice
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Kievskaya Street 628300 Nefteyugansk Khanty-Mansiysk Autonomous Region Russian Federation

Name of the subsidiary/associated company:	OOO Uchet I Otchetnost
Issuer's share in the charter capital of the company:	100%
Mailing Address:	23 Microrayon 1 Nefteyugansk Khanty-Mansiysk Autonomous Region Russian Federation
Name of the subsidiary/associated company:	OOO Neftekhimservice
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Industrial Zone Nefteyugansk Khanty-Mansiysk Autonomous Region Russian Federation
Name of the subsidiary/associated company:	OOO MNU
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Transportnaya Street Strezhevoy, Tomskaya Region Russian Federation
Name of the subsidiary/associated company:	ZAO Khakasnefteprodukt
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Abakan Khakasiya Republic Russian Federation
Name of the subsidiary/associated company:	OOO Property-Service-Strezhevoy
Issuer's share in the charter capital of the company:	100%
Mailing Address:	11 Yermakov Street Strezhevoy, 636780, Tomskaya Oblast Russian Federation

Name of the subsidiary/associated company:	OOO Property-Service-SSK
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Nefteyuganskiy Region 628304 Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO Property-Service-Nefteyugansk
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Nefteyuganskiy Region 628304 Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO Property-Service-Samara
Issuer's share in the charter capital of the company:	100%
Mailing Address:	145 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	KOO YuM-Trade
Issuer's share in the charter capital of the company:	100%
Mailing Address:	3-1 Solongobil Co. Bldg. OCG-8, Sukheh-Batorskiy Rayon Ulan-Bator Mongolia
Name of the subsidiary/associated company:	OAO Tomsknefteprodukt VNK
Issuer's share in the charter capital of the company:	100%
Mailing Address:	30 Pushkin Street 634003 Tomsk Russian Federation

Name of the subsidiary/associated company:	OOO EhPU-Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	92 Stroiteli Street Strezhevoy, Tomskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO Kinelskiy Sklad
Issuer's share in the charter capital of the company:	100%
Mailing Address:	145 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OOO Kinelskiy Sklad
Issuer's share in the charter capital of the company:	100%
Mailing Address:	145 Kuibyshev Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OOO Yugansk EhPU Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Industrial Zone 628300 Nefteyugansk Russian Federation
Name of the subsidiary/associated company:	OOO Mamontov EhPU Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Industrial Zone Pyt-Yakh, 628381 Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Yu-Tver
Issuer's share in the charter capital of the company:	100%

Mailing Address:	29 Smolenskiy Crossing 170000 Tver Russian Federation
Name of the subsidiary/associated company:	OOO Samara-Ehlektro-Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	2a Zheleznodorozhnaya Street Otradniy, Samarskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO ALNAS TSUNAR
Issuer's share in the charter capital of the company:	100%
Mailing Address:	23 Vavilov Street 117312 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO Alnas Ehlektron
Issuer's share in the charter capital of the company:	100%
Mailing Address:	10 Ryatkinskiy Passage Obninsk, 249033, Kaluzhskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO TsDS
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Tomsk Russian Federation
Name of the subsidiary/associated company:	OOO Neftegaztehnologiya
Issuer's share in the charter capital of the company:	100%
Mailing Address:	11 Promyshlennaya Street Noviy Urengoy, 929300 Tyumenskaya Oblast Russian Federation

Name of the subsidiary/associated company:	OOO YUKOS AM
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 5, 27-29 Dubininskaya Street Moscow Russian Federation
Name of the subsidiary/associated company:	OOO YuNGF-GEOFIMP
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 9/3, Parkovaya Street Pionerskaya Zone, Nefteyugansk 628300 Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Belgorod-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	16 Pobeda Street 308000 Belgorod Russian Federation
Name of the subsidiary/associated company:	ZAO Lipetsk-Terminal M
Issuer's share in the charter capital of the company:	100%
Mailing Address:	102 Gagarin Street 398016 Lipetsk Russian Federation
Name of the subsidiary/associated company:	OOO Penza-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	104 Neytralnaya Street 440013 Penza Russian Federation
Name of the subsidiary/associated company:	OOO Tomsk-Terminal
Issuer's share in the charter capital of the company:	100%

Mailing Address:	24 Naberezhnaya Street 634050 Tomsk Russian Federation
Name of the subsidiary/associated company:	OOO Tambov-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	9a Pionerskaya Street 392012 Tambov Russian Federation
Name of the subsidiary/associated company:	OOO Ulyanovsk-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	3 Neftyaniki Passage 432035 Ulyanovsk Russian Federation
Name of the subsidiary/associated company:	OOO Khakas-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	7 Gagarin Street 665002 Abakan Khakasiya Republic Russian Federation
Name of the subsidiary/associated company:	ZAO ANP
Issuer's share in the charter capital of the company:	100%
Mailing Address:	152 Malinovskiy Street 344018 Rostov on the Don Russian Federation
Name of the subsidiary/associated company:	ZAO KONTRACT OIL
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Bldg. 15, 11 Timur Frunze Street 119021 Moscow Russian Federation

Name of the subsidiary/associated company:	OOO MTK
Issuer's share in the charter capital of the company:	100%
Mailing Address:	100 Yaroslavskoe Shosse Mytishi, Moskovskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO NBA-Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	79 Vodokolamskoe Shosse 125424 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO Ehnergoservice
Issuer's share in the charter capital of the company:	100%
Mailing Address:	98 40-year BLKSM Street Krasnoarmeyskiy Region 400080 Volgograd Russian Federation
Name of the subsidiary/associated company:	OOO MAGIS
Issuer's share in the charter capital of the company:	100%
Mailing Address:	177-6 Gushchin Street 656019 Barnaul Russian Federation
Name of the subsidiary/associated company:	OOO Samara-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Neftebaznaya Street Syzran, 446014, Samarskaya Oblast Russian Federation

Name of the subsidiary/associated company:	OAO FPK KEDR-M
Issuer's share in the charter capital of the company:	100%
Mailing Address:	20 Papernik Street 109426 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO ASSET
Issuer's share in the charter capital of the company:	100%
Mailing Address:	5 October Revolution Street 664007 Irkutsk Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS-Ladoga
Issuer's share in the charter capital of the company:	100%
Mailing Address:	Lodeynopolskiy Region 187706, Leningradskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Bryansk-Terminal M
Issuer's share in the charter capital of the company:	100%
Mailing Address:	63 Rechnaya Street 241021 Bryansk Russian Federation
Name of the subsidiary/associated company:	OOO Voronezh-Terminal
Issuer's share in the charter capital of the company:	100%
Mailing Address:	134 Dmitrov Street 394002 Voronezh Russian Federation
Name of the subsidiary/associated company:	ZAO Priokskiy-Terminal
Issuer's share in the charter capital of the company:	100%

Mailing Address:	66 Komsomolskaya Street 302026 Orel Russian Federation
Name of the subsidiary/associated company:	OOO Rostov-Terminal
Issuer's share in the charter capital of the company:	99.99%
Mailing Address:	135/136 Grecheskiy Gorod Street 344010 Rostov on the Don Russian Federation
Name of the subsidiary/associated company:	OAO ANP
Issuer's share in the charter capital of the company:	99.71%
Mailing Address:	6 Karl Marx Street Angarsk, Irkutskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS-R
Issuer's share in the charter capital of the company:	99%
Mailing Address:	Room 704, 24 Ulanskiy Crossing 103045 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO Neftegorskiy GPZ
Issuer's share in the charter capital of the company:	98.1%
Mailing Address:	Neftegorsk 446600 Samarskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Otradnenskiy GPZ
Issuer's share in the charter capital of the company:	98.1%
Mailing Address:	Otradniy 446301 Samarskaya Oblast Russian Federation

Name of the subsidiary/associated company:	OAO Angarskneftekhimproekt
Issuer's share in the charter capital of the company:	97.06%
Mailing Address:	Angarsk 665819 Irkutskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OAO Srednevolzhskiy NII for Oil Refining
Issuer's share in the charter capital of the company:	95.43%
Mailing Address:	Novokuibyshevsk 446200 Samarskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO Buryatnefteprodukt
Issuer's share in the charter capital of the company:	95.1%
Mailing Address:	1 Zaovrazhnaya Street 670004 Ulan-Ude Russian Federation
Name of the subsidiary/associated company:	OAO Sibneft
Issuer's share in the charter capital of the company:	92%
Mailing Address:	85 Oktryabrskaya Street Lyubinskiy Region 646160 Omskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Rus
Issuer's share in the charter capital of the company:	90.07%
Mailing Address:	22 Politechnicheskaya Street 354013 Sochi Russian Federation

Name of the subsidiary/associated company:	OAO NPF Geofit
Issuer's share in the charter capital of the company:	87.15%
Mailing Address:	6 Kolarovskiy Tract 634050 Tomsk Russian Federation
Name of the subsidiary/associated company:	OAO ESFPG
Issuer's share in the charter capital of the company:	86.61%
Mailing Address:	35 Myasnitskaya Street 101959 Moscow Russian Federation
Name of the subsidiary/associated company:	OAO Samaraneftekhimproekt
Issuer's share in the charter capital of the company:	86.05%
Mailing Address:	11 Novo-Sadovaya Street 443002 Samara Samarskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO YUKOS Kart
Issuer's share in the charter capital of the company:	85%
Mailing Address:	1 Deguninskaya Street Moscow Russian Federation
Name of the subsidiary/associated company:	OAO Hermes-Moscow
Issuer's share in the charter capital of the company:	82.8%
Mailing Address:	Room 808, 146 Leninskiy Prospect 119526 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO SamaraNIPIneft
Issuer's share in the charter capital of the company:	81%

Mailing Address:	11 Novo-Sadovaya Street 443002 Samara Russian Federation
Name of the subsidiary/associated company:	ZAO Inzerneft
Issuer's share in the charter capital of the company:	75%
Mailing Address:	99 Moskovskaya Street 410071 Saratov Russian Federation
Name of the subsidiary/associated company:	OOO TsIR YUKOS
Issuer's share in the charter capital of the company:	72.2%
Mailing Address:	Bldg. 2, 55/1 Leninskiy Prospect 119333 Moscow Russian Federation
Name of the subsidiary/associated company:	OAO Vostsibneftegas
Issuer's share in the charter capital of the company:	70.77%
Mailing Address:	10a Gagarin Street Baikit, Ehvenkiyskiy Autonomous Region, 648360 Russian Federation
Name of the subsidiary/associated company:	OAO TNGF VNK
Issuer's share in the charter capital of the company:	70.66%
Mailing Address:	83 Stroiteli Street Strezhevoy, Tomskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OOO Yut-Oil
Issuer's share in the charter capital of the company:	70%
Mailing Address:	Zarayskoe Shosse Kukhovitsy, 140500 Moskovskaya Oblast Russian Federation

Name of the subsidiary/associated company:	OOO Yukos Vostok Trade
Issuer's share in the charter capital of the company:	70%
Mailing Address:	25a Shkolnaya Street Tura, Ehvenkiyskiy Autonomous Region, Krasnoyarskiy Kray, 648000 Russian Federation
Name of the subsidiary/associated company:	KOO Vostok Asia Transit
Issuer's share in the charter capital of the company:	66%
Mailing Address:	5 Stroiteli Square Ulan-Bator-38 Mongolia
Name of the subsidiary/associated company:	OAO Khantymansiysknefteprodukt
Issuer's share in the charter capital of the company:	64.49%
Mailing Address:	Engels Street Khanty-Mansiysk, Khanty-Mansiyskiy Autonomous Region 626200 Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Manoil
Issuer's share in the charter capital of the company:	63.96%
Mailing Address:	26 11th m/r Nefteyugansk, Khanty-Mansiysk Autonomous Region, 628300 Russian Federation
Name of the subsidiary/associated company:	OAO NII Ehkonomiki
Issuer's share in the charter capital of the company:	60.98%
Mailing Address:	24 Ulanskiy Crossing 103045 Moscow Russian Federation

Name of the subsidiary/associated company:	OAO Novosibirsknefteprodukt VNK
Issuer's share in the charter capital of the company:	56.73%
Mailing Address:	80 Gorkiy Street 630099 Novosibirsk Russian Federation
Name of the subsidiary/associated company:	OAO SNGEO
Issuer's share in the charter capital of the company:	51.18%
Mailing Address:	21 Sportivnaya Street 443030 Samara Russian Federation
Name of the subsidiary/associated company:	OOO Control-Service
Issuer's share in the charter capital of the company:	100%
Mailing Address:	24 Naberezhnaya Street 634050 Tomsk Russian Federation
Name of the subsidiary/associated company:	OOO Yu-Kuban
Issuer's share in the charter capital of the company:	51%
Mailing Address:	253 Pionerskiy Prospect Anapa, 353410 Krasnoyarskiy Kray Russian Federation
Name of the subsidiary/associated company:	ZAO Telespetsnaz
Issuer's share in the charter capital of the company:	51%
Mailing Address:	24 Ulanskiy Crossing 103045 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO YuKSib
Issuer's share in the charter capital of the company:	51%

Mailing Address:	7A Taube Street 644099 Omsk Russian Federation
Name of the subsidiary/associated company:	OAO BGNK
Issuer's share in the charter capital of the company:	51%
Mailing Address:	72 October Street Boguchany, 663430 Krasnoyarskiy Kray Russian Federation
Name of the subsidiary/associated company:	OAO Tomskgas
Issuer's share in the charter capital of the company:	50.93%
Mailing Address:	73 Bolshaya Podgornaya Street Tomsk Russian Federation
Name of the subsidiary/associated company:	OAO Urengoyneftegasgeologiy
Issuer's share in the charter capital of the company:	50.16%
Mailing Address:	12a Microrayon Urengoy, Purovskiy region, Yamalo-Nenetsk Autonomous Region, 629860 Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	ZAO Yu-SVL
Issuer's share in the charter capital of the company:	50%
Mailing Address:	1 Furmanov Street Tsentralniy Region, Krasnodar Russian Federation
Name of the subsidiary/associated company:	OOO ZMB
Issuer's share in the charter capital of the company:	50%

Mailing Address:	Zapadno-Malobalykskoe Nefteyuganskiy Region Khanty-Mansiyskiy Autonomous Region Russian Federation
Name of the subsidiary/associated company:	ZAO KAFA
Issuer's share in the charter capital of the company:	50.001%
Mailing Address:	2 Geologicheskaya Street 98107 Feodosiya Ukraine
Name of the subsidiary/associated company:	OOO YUKOP
Issuer's share in the charter capital of the company:	50%
Mailing Address:	49 MKR 7 Nefteyugansk Tyumenskaya Oblast, Khanty-Mansiyskiy Autonomous Region Russian Federation
Name of the subsidiary/associated company:	ZAO FAZAN
Issuer's share in the charter capital of the company:	50%
Mailing Address:	26/1 Sofiyskaya Embankment 113816 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO KPK
Issuer's share in the charter capital of the company:	49.89%
Mailing Address:	73 Shaumyan Street Astrakhan Russian Federation
Name of the subsidiary/associated company:	OOO IK SIBINTEK
Issuer's share in the charter capital of the company:	48.99%

Mailing Address:	Bldg. 2, 22 Ulanskiy Crossing 103045 Moscow Russian Federation
Name of the subsidiary/associated company:	OAO SNKhA
Issuer's share in the charter capital of the company:	44.28%
Mailing Address:	52 Michurin Street Samara Russian Federation
Name of the subsidiary/associated company:	ZAO Rosneftetrans
Issuer's share in the charter capital of the company:	41%
Mailing Address:	41 Kievskaya Street 628300 Nefteyugansk Russian Federation
Name of the subsidiary/associated company:	ZAO Aviakompaniya YUKOS-AVIA
Issuer's share in the charter capital of the company:	40%
Mailing Address:	7-169 Prirezhniy Prospect 628300 Nefteyugansk Tyumenskaya Oblast Russian Federation
Name of the subsidiary/associated company:	OAO Samaranefteproduct-Avtomatik
Issuer's share in the charter capital of the company:	38%
Mailing Address:	72 Galaktionovskaya Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OAO TNGG VNK
Issuer's share in the charter capital of the company:	37.99%
Mailing Address:	83 Stroiteli Street Strezhevoy, Tomskaya Oblast Russian Federation

Name of the subsidiary/associated company:	OAO Voronezhnefteproduktavtomatika
Issuer's share in the charter capital of the company:	37.99%
Mailing Address:	4 Kirov Street 394018 Voronezh Russian Federation
Name of the subsidiary/associated company:	ZAO TsIS TEhK
Issuer's share in the charter capital of the company:	37%
Mailing Address:	Bldg. 1, 3 Potnikov Crossing 121002 Moscow Russian Federation
Name of the subsidiary/associated company:	ZAO Magazine "Business and Security
Issuer's share in the charter capital of the company:	36.5%
Mailing Address:	Room 1, 12 Planernaya Street 123481 Moscow Russian Federation
Name of the subsidiary/associated company:	OOO Irkutsk-Terminal
Issuer's share in the charter capital of the company:	34.52%
Mailing Address:	5 October Revolution Street 664007 Irkutsk Russian Federation
Name of the subsidiary/associated company:	OAO Neftemarket
Issuer's share in the charter capital of the company:	34.44%
Mailing Address:	Chita-40 672040 Russian Federation

Name of the subsidiary/associated company:	OAO TomskNIPIneft
Issuer's share in the charter capital of the company:	33.78%
Mailing Address:	24 Naberezhnaya Street 634050 Tomsk Russian Federation
Name of the subsidiary/associated company:	ZAO TZK
Issuer's share in the charter capital of the company:	29%
Mailing Address:	Sheremetevo Intl. Airport 103340 Moscow Russian Federation
Name of the subsidiary/associated company:	OAO Kubanehnergo
Issuer's share in the charter capital of the company:	26.26%
Mailing Address:	2 Stavropolskaya Street 350033 Krasnodar Krasnodarskiy Kray Russian Federation
Name of the subsidiary/associated company:	OAO Tomskehnergo
Issuer's share in the charter capital of the company:	25.88%
Mailing Address:	36 Kirov Prospect 634041 Tomsk Russian Federation
Name of the subsidiary/associated company:	ZAO EhKZA
Issuer's share in the charter capital of the company:	25.1%
Mailing Address:	5A Artsybushevskaya Street 443010 Samara Russian Federation
Name of the subsidiary/associated company:	OAO Tambovehnergo
Issuer's share in the charter capital of the company:	25.15%

Mailing Address:	33 Morshanskoe Shosse 392680 Tambov Russian Federation
Name of the subsidiary/associated company:	OAO Belgorodehnergo
Issuer's share in the charter capital of the company:	25%
Mailing Address:	42 Kommunisticheskaya Street Belgorod Russian Federation
Name of the subsidiary/associated company:	ZAO Lyubel-Oil
Issuer's share in the charter capital of the company:	24%
Mailing Address:	211440 Novopolotsk Belarus
Name of the subsidiary/associated company:	OOO ChOP SKB
Issuer's share in the charter capital of the company:	100%
Mailing Address:	1 Yuganskavtotrans-1 Industrial Zone Nefteyugansk, Khanty-Mansiyskiy Autonomous Region, 628309 Russian Federation
Name of the subsidiary/associated company:	OOO ChOP GRANIT
Issuer's share in the charter capital of the company:	100%
Mailing Address:	10a Gagarin Street 648360 Baikit Krasnodarskiy Kray Russian Federation

Size and structure of the capital and assets of the issuer (4.3.1.)

Name of the Indicator	**30.09.2004**
Amount of the Charter Capital of the Issuer (rubles)	10,801,956
Value of the shares of the issuer, bought by the issuer for resale (rubles)	(42,150,008)
Nominal Value of the shares from an additional issue by the issuer in 2003 (rubles)	(1,854,097)
Amount of additional capital of the issuer Including: Result of the reevaluation of the value of property (rubles) issuance income (rubles)	551,546,778 62,177,288 489,350,069
Amount of undistributed pure profit of issuer (rubles)	(167,915,742,027)
Total sum of the capital of the issuer	(167,397,397,398)

Information about the size of remuneration, benefits and/or compensation expenditures for each executive body of the issuer (5.3.)

	Salaries (rubles)	Bonuses (rubles)	Commissions (rubles)	Benefit compensations (rubles)	Other property allotted (remuneration)	Total Remuneration (rubles)
Board of Directors	2,156,497.00	0.00	0.00	1,443,362.70	14,812,134.00	18,411,993.70
Executive Organizations			Remuneration for services in the amount of 447,840,000 rubles		Total – 447,840,000	

Information about the general quantity of shareholders of the issuer (6.1.)

Number of persons registered as shareholders: 51,926

Information about shareholders who hold not less than 5 percent of the issuer's share capital or not less than 5 percent of the issuer's shares, and also information about shareholders who hold not less than 20 percent of the issuer's share capital or not less than 20 percent of the issuer's shares (6.2.)

Name:	Open Joint Stock Company Investment Bank "TRUST"
Address:	Bldg. 3 and 7, 84 Sadovnicheskaya Street, 115035 Moscow Russian Federation
Stake in Shared Capital of The Issuer:	42.1145%
Name:	Limited Liability Corporation "Deutsche Bank"
Address:	4 Shchepkin Street, 129090 Moscow, Russian Federation
Stake in Shared Capital of The Issuer:	22.7868%
Name:	Closed Joint Stock Company "Brunswick UBS Nominees"
Address:	Bldg. 5, 52 Kosmodamianskaya Embankment, 115054 Moscow, Russian Federation
Stake in Shared Capital of The Issuer:	9.7996%

Information about the amount of debit liabilities of the issuer (6.7.)

Information about the debit liabilities of OAO NK YUKOS for the 3rd quarter of 2004:

	30.09.2004
Debit liability, in total, thousands of rubles Including:	78,132,383
Overdue debit liability, in total, thousands of rubles	---

Information about the size, structure of the share capital of the issuer (8.1.1.)

The amount of the share capital of the issuer on the date of the final accounting for the quarter in accordance with the Charter of OAO NK YUKOS: **10,801,955.54 rubles**

Breakdown of the share capital of the issuer by general and privileged shares with indication of the general nominal value of each category of shares and the size of the portion of each category of shares in the share capital of the issuer:

General Shares:

General volume (rubles): **10,801,955.54**
General quantity of shares: **2,700,488,885**
Nominal cost (rubles): **0.004**
Portion of the share capital: **100%**

Privileged Shares:

General volume (rubles): **0**
General quantity of shares: **0**
Nominal cost (rubles): **0**
Portion of the share capital: **0%**

Information about the formation and use of the reserve fund and also other funds of the issuer (8.1.3.)

Reserve Fund

Information about the method of the formation of the Reserve Fund: On the basis of Article 7 of the Charter of the Company a reserve fund if formed. The company is obligated to created a reserve fund, the size of which constitutes 15% of the quantity of the share capital. The reserve fund is formed by means of a yearly deduction in the amount of %5 of the pure profit until the desired amount is achieved. The reserve fund is designated to cover losses of the company, the purchase of shares and the payment of company debts when other sources of funding are not available. The reserve fund cannot be used for other goals.

Reserve Fund, thousands of rubles	**30.09.2004**
At the beginning of the year	1,342
Added	278
Used	---
At the end of the year	1,620

Fund for the financial support of the development of production.

Information about the method of formation of a fund to finance the development of production:

The source of the formation and growth of the fund is the undistributed pure profit of the company. A decision to direct the undistributed profit to the fund and the size of the directed sum is made by the general meeting of shareholders. Expenditures from the fund are made according to the goals set forth by the statutes of the fund.

Fund for financial support for the development of production, thousands of rubles	**30.09.2004**
At the beginning of the year	11,896,838
Added	2,842,638
Used	---
At the end of the year	14,769,476

Information about commercial organizations in which the issuer owns not less than 5 % of the share capital or not less than 5% of the general shares. (8.1.5.)

Name: Closed Joint Stock Company "YUKOS Exploration and Production"
Location: 17a Dubininskaya Street, 115054 Moscow, Russian Federation
Amount of Shares Owned by issuer: 0.01%

Name: Closed Joint Stock Company "YUKOS Refining and Marketing"
Location: 17a Dubininskaya Street, 115053 Moscow, Russian Federation
Amount of Shares Owned by issuer: 0.01%

Information about commercial organizations in which the issuer as of 30.09.2004 owns not less than 5 person of the share capital: (Name of Company, Percentage of Share Capital Owned by Issuer)

These are the same companies listed as subsidiaries on pages 4-36 of this summary document with the addition of the following:

OOO YU-Mordoviya	**20%**
ZAO Corporation Trans-Blok	**20%**
AOOT Oil and Business	**15%**
AOZT ROYAL	**15%**
OAO KB Solidarnost	**14.76%**
OAO FIK YUGRA	**10%**
AOZT EKCEhN	**9%**
East-West Handelsbank AG	**7.7%**

Appendices have balance sheets for 3rd quarter of 2004 as well as for the first nine months of 2004.

Quarterly Report for the 4th Quarter of 2004

Total number of pages in report: 206 (3 annexes)

Name of issuer: YUKOS Oil Company, OAO

Code of issuer: 00198-A

Address of issuer: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Acting Director, Corporate Finance Directorate: Yu.V Khudakov
YUKOS-Moscow OOO, management organization
YUKOS Oil Company, OAO
Date: August 13, 2004

Chief Accountant, YUKOS Oil Company, OAO: I.Ye. Golub
Date: August 13, 2004

Contact person:
Maria Alexandrovna Nechaeva
Senior Specialist, Corporate Finance Directorate
Ph: 095 232 3161
Fax: 095 232 3160

Introduction

Legal Name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)

Address: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309

Mailing address: 31a Dubininskaya St., Moscow, Russian Federation 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email: info@yukos.ru
Website: www.yukos.ru (contains complete text of issuer's quarterly report)

YUKOS Oil Company securities as of December 31, 2004:
Total number of securities issued: 2,700,488, 885
Including:

1) 2,236,964, 578
   Nominal cost of securities: 0.004 rubles

Registration number of securities: 1-02-00198-A dated July 22, 2003
2) 463,524,307
Nominal cost of securities: 0.004 rubles
Registration number of securities: 1-02-00198-A-002D dated July 22 2003

I. General information on individuals associated with the issuer's management bodies, the issuer's auditor and appraiser, bank account data, and other persons signing the quarterly report

1.1. Individuals associated with the management bodies of the issuer

1.1.1. Executive body of YUKOS Oil Company
Management organization granted the authority of the executive body:
Full name: YUKOS-Moscow Limited Liability Company
Abbreviated name: OOO YUKOS-Moscow (Russian)
Address: Bldg. 13, 17 Dubninskaya St., Moscow Russian Federation 115054

Executive body:
Theede, Steven Michael -Chair
Board of the executive body: Management Board
Beilin, Yuri Aradievich
Misamore, Bruce Kelvern
Termerko, Alexandr Viktorovich
Theede, Steven Michael
Trushin, Mikhail Anatolievich
Zolotarev, Petr Sergeevich

Board of directors:
Trushin, Mikhail Anatolievich -Chair
Gorkov, Sergey Nikolaevich
Firkalo, Dmitry Grigorievich.
Bakhmina, Svetlana Petrovna.
Arakcheev, Alexei Lvovich

1.1.2. YUKOS Oil Company Board of Directors
1 Gerashchenko, Viktor Vladimirovich - Chair
2 Gupta, Raj Kumar
3 Pokholkov, Yury Petrovich
4 Kosciusko-Morizet, Jacques
5 Kontorovich, Alexey Emilievich
6 Golubev, Yury Alexandrovich
7 Carey, Sarah Collins
8 Soublin, Michel
9 Loze, Bernard
10 Buclez Francois Claude
11 Ortiz, Edgar

1.2. Information on Issuer Bank Accounts
Bank requisites and account numbers of the issuer.

1.3 Information on the Issuer's Auditors
Name: PriceWaterhouseCoopers Audit, Closed Joint Stock Company
Address: Bldg. 5, 52 Kosmodamianskaya Embankment, Moscow 115054
Phone: (095) 967-6000
Fax: (095) 967-6001
Email: doug.miller@ru.pwcglobal.com
License No. E 000376
Date of issue: May 20, 2002
Effective date: through May 20, 2007

1.4. Information on Issuer's Appraiser
Information on the appraiser who signed the last registered YUKOS Oil Company securities prospectus (registration number: 1-02-00198-A-002D dated July 22, 2003 (rescinded July 2, 2004))
Name: International Appraiser Center, Closed Joint Stock Company
Address: Bldg. 1, 21 Novaya Basmannaya St., Moscow, Russian Federation 107078
Phone: (095) 261-9110
Fax: (095) 267-9936
Email: invacent@dol.ru
License No.: 000002
Date of issue: August 6, 2001
Effective date: through August 6, 2004

1.5 Information on Issuer's Consultants
Information on the financial consultant who signed the last registered YUKOS Oil Company securities prospectus (registration number: 1-02-00198-A-002D dated July 22, 2003 (rescinded July 2, 2004))
Name: AVK Investment Company, Closed Joint Stock Company
Address: 1 Uritsky Pavillion, St. Petersburg, Russian Federation 196605
Phone: (812) 237-0344
Fax: (812) 237-0650
Email: postmaster@mail.avk.ru

1.6 Information on Other Signatories of the Quarterly Report
No other entities signed the quarterly report.

2. General Financial Information of the Issuer

2.1. Financial Indicators of the Issuer
This information is not provided in the quarterly report for the fourth quarter.

2.2. Market Capitalization of the Issuer

	December 31, 2004
Market capitalization of YUKOS Oil Company (billions of dollars)	1.9

2.3. Liabilities of the Issuer

2.3.1. Accounts Payable

This information is not provided in the quarterly report for the fourth quarter.

2.3.3. Liabilities of the issuer for items provided to third parties for the 2nd quarter of 2004

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

2.3.4 Other Liabilities of the Issuer

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

2.4. Objectives of the issuer and use of funds obtained from the issue of securities

No securities issued from 1999-2002.

III. Detailed Information on the Issuer

3.1.1 Data on Legal Name of the Issuer

Full legal name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)

Changes to name and organizational and legal form of issuer:
Full name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: AOOT NK YUKOS (Russian)
Date enacted: April 15, 1993

Full name: YUKOS Oil Company, Open Joint Stock Company
Abbreviated name: OAO NK YUKOS (Russian)
Date enacted: December 9, 1996

3.1.2. Registration Information on the Issuer

Registration date: May 12, 1993
Registration certificate No. 1350
Name of the state registration authority: Administration of the Khanty-Maasi Autonomous District

3.1.4. Contact Information

Address of issuer: 26 Lenin St., Negteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309
Address of executive body: 31A Dubininskaya, Moscow, Russian Federation 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email: info@yukos.ru
Website: www.yukos.ru

3.1.5 Taxpayer Identification Number
TID: 8604010486

3.1.6 Branches and Offices of Issuer

Name: OAO NK YUKOS Office in the People's Republic of China
Address: Guanmin Building, 1203 Lyan MaTsyao St., Chaoyan District, Peking, Peoples Republic of China
Date Opened: February 20, 2000
Director: Prisyazhnyuk, Sergey Vasilievich
Term of agreement: December 31, 2005

3.2 Major Business Operations of the Issuer

3.2.1 Industry Classification of the Issuer

OKVED (Russian economic sector code): **11.10.11, 23.20, 74.13.1, 74.20.2, 51.12.1, 50.50**

3.2.2 Major Business Operations of the Issuer

- Oil and gas exploration, extraction and refining
- Production of refining products
- Storage, transportation and sale of oil, gas and related products
- Production, supply and sale of heat and electricity
- Purchase of electricity
- Operation of energy production facilities
- Retail sales of consumer products

3.2.3 Main Products (Goods, Services)

This information is not provided in the quarterly report for the fourth quarter.

3.2.5 Markets for Products (Goods, Services) of the Issuer

List of regions in the Russian Federation where YUKOS and its subsidiaries operate.

3.2.10 Joint Operations of the Issuer

Information on joint endeavors with Telespetznaz Telcom, the Health Products Manufacturing Complex of the Russian Federation President's Administrative Office, and EKZA.

3.5 Participation of the Issuer in Banking and Financial Groups, Holdings, Concerns and Associations

Names and addresses of the organizations

3.6 Subsidiary and Associated Companies of the Issuer

Name: OAO Tomskneft VNK
Address: 23 Buroviky St. Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO FTT Service
Address: 72 Mir Ave., Moscow Russian Federation 129110
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnasmash
Address: Bldg. 1, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Aviaterminal
Address: Office 5, Suite 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnasmasservice
Address: Bldg. 5, 23 Vavilov St., Moscow Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ALNAS RD
Address: Bldg. 1, 23 Vavilov St., Moscow Russian Federation 117312

Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Urengoil Inc
Address: 53 Geologi St., Urengoi, Purovsky rayon, Yamalo-Nenetsky Autonomous District, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Achinsk NPZ
Address: Anchinsk-14, Krasnoyarsky krai, Russian Federation 662164
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Energyservice Company
Address: 28a Bolshevistskaya St., Saransk, Republic of Mordovia, Russian Federation 430000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Syzransky NPZ
Address: 1 Astrahanskaya St., Syzran, Samara oblast, Russian Federation 446009
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-INFORM
Address: 8 Krymsky Val, Moscow, Russian Federation 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: YUKOS UK Ltd.
Address: Bellhouse, 175, Regent Street, London, WIR 7FB
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Moscow
Address: Bldg. 13, 17 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: YUKOS-Finance B.V.
Address: 1 Lokatellikade, Amserdam, Netherlands 1076AZ
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-M Trading Company
Address: Bldg. 3, 14/124 Derbenevskaya St., Moscow Russian Federation 113114
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Petroleum
Address: 64 Kaluzhskaya St., Mosalsk, Kaluga oblast, Russian Federation 249930
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Transservice
Address: Novokuyubyshevsk Oil Refinery Oil Company, Refinery Management District, Samara oblast, Novokuibyshevsk, Russian Federation 446207
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Strezhevoy NPZ
Address: 23 Buroviky St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Kuibyshev-Terminal
Address: Groznenskaya St., Samara, Russian Federation 44300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Syzran-Terminal
Address: 1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Novokuibyshevsk-Terminal
Address: 1 Odesskaya St., NovoKuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Angarsk Oil and Chemical Company
Address: Angarsk, Irkutsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-M
Address: Bldg 3, 33 Kommunisticheskaya St., Saransk, Republic of Mordovia, Russian Federation 430002
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Ordalia 2000
Address: 2/6 Kostyakov St., Moscow, Russian Federation 125422
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Tambovnefteproduct
Address: 9A Pionerskaya St., Tambov, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Irkutsknefteproduct
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS Export Trade
Address: Bldg. 4, 6/8 1st Kozhevnichesky Lane, Moscow, Russian Federation 121069
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-FBTs
Address: 17a Dubininskaya St., Moscow, Russian Federation 113152
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Stavropolnefteproduct
Address: 185 Lermontov St., Stavropol, Stavropol krai, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Kuibyshevsk NPZ
Address: Groznenskaya St., Samara, Russian Federation 443004
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Top Master-Realty
Address: 59 Malaya Tulskaya St., Moscow, Russian Federation 113152
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Novokuibyshevsk NPZ
Address: Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Sibintek-Leasing
Address: 3 Taezhnaya St. Tura, Ilimpiysky rayon, Evenkiysky administrative district, Krasnoyarsk krai, Russian Federation 64800
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Ulyanovsknefteproduct
Address: 91 L Tolstoy St., Ulyanovsk, Russian Federation 432601
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS SNG Investment
Address: 10/1 Babayan St. Yerevan, Republic of Armenia 375037
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Dubinskoe
Address: 17a Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Bryansknefteproduct
Address: 48 S Perovskaya St., Bryansk, Russian Federation 241011
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Service Center
Address: 1 Odesskaya St. Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Lipetsknefteproduct
Address: 102 Gagarin St., Lipetsk, Russian Federation 398016
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Penzanefteproduct
Address: 104 Neytralnaya St., Penza, Russian Federation 440013
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Polymer Plant of Angarsk
Address: Angarsk, Irkutsk oblast, Russian Federation 665830
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Achinsk-Terminal
Address: Achinsk, Krasnoyarsk krai, Russian Federation 662114
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Belgorodnefteproduct
Address: 16 Pobeda St., Belgorod, Russian Federation 308000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO IK YUKOS-Invest
Address: 8 Krymsky val, Moscow, Russian Federation, 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Voronezhnefteproduct
Address: 4 Kirov St., Voronezh, Russian Federation 394018
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Orelnefteproduct
Address: 40 Mayakovsky St., Orel, Russian Federation 302001
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Samaranefteproduct
Address: 63 Lev Tolstoy St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Geo
Address: 13 Mir St., Khanty-Mansiysk, Russian Federation 626200
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Import

Address: 23 Vavilov St., Moscow, Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Mamantovo
Address: 10a N. Smardakov St., Microrayon 2, Pyt-Yakh, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Yuganskneftegas
Address: Nefteyugansk rayon, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

[Note: 76.79% of the common shares of Yganskneftegas were sold on December 19, 2004 at an auction organized by the RFFI. However, Yukos Oil Company has not been officially notified of this sale (at the time this report was compiled).]

Name: OOO Accounting Center
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Nefteautomatics
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation 628309
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ServiceEcology
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Kinelsky Sklad
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara ITTs
Address: Suite 734, 145 Kuibyshev St. Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Outsourcing
Address: 23 Buroviki St., Tomsk oblast, Strezhevoy, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Samaraneftegas
Address: 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Arcticgas
Address: 6 Industrialnaya St., Novy Urengoy, Yamalo-Nenetsky autonomous district, Russian Federation 629300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Shatsky Val
Address: Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO NPSS
Address: 30 50th October Anniversary, Tura, Evenkiysky autonomous district, Krasnoyarsk krai, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YuganskNIPIneft
Address: Bldg. 51, Microrayon 7, Nefteyugansk, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO YUKOS-Service
Address: 8 Krymsky val, Moscow, Russian Federation, 117049
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Singapaypromservice
Address: 1 Kievskaya St., Nefteyugansk, Khanty-Mansi autonomous district, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Accounting and Reporting
Address: Bldg. 23, Microrayon 1, Nefteyugansk, Khanty-Mansi rayon, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Neftechemservice
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi autonomous district, Tumen oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MNU
Address: Transportnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Khakasnefteproduct VNK

Address: Abakan, Republic of Khakasia, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Strezhevoy
Address: 11 Yermakov St., Strezhevoy, Tomsk oblast, Russian Federation 636780
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-SSK
Address: Yuganskneftepromservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative district, Tumen oblast, Russian Federation 628304
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Nefteyugansk
Address: Yuganskneftepromservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative district, Tumen oblast, Russian Federation 628304
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Property-Service-Samara
Address: Suite 618, 145 Kuibyshev St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 100%

Name: KOO YuM-Trade
Address: 3-1 Solongo-Bil Bldg., OSG-8, Sukhe-Bator rayon, Ulan-Bator, Mongolia
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Tomsknefteproduct VNK
Address: 30 Pushkin St., Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO EPU-Service
Address: 92 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation 636762
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MamontovEPUservice
Address: Industrial Zone, Nefteyugansk, Khanty-Mansi Administrative District, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Mamontov EPU-Service
Address: Industrial Zone, Pyt-yakh, Khanty-Mansi Administrative District, Tumen oblast, Russian Federation 628381

Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Yu-TVER
Address: 29 Smolensk Lane, Tver, Russian Federation 170000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara-Electro-Service
Address: 2-a Zheleznodorozhnaya St. Otradny, Samara oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ALNAS TsUNAR
Address: Bldg. 1, 23 Vavilov St. Moscow, Russian Federation 117312
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Alnas Electron
Address: 10 Pyatkinsky Ave., Obninsk, Kaluga oblast, Russian Federation 249033
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO TsDS
Address: Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO Neftegastechnology
Address: 11 Promyshlennaya St., Novy Urengoy, Tyumen oblast, Russian Federation 929300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS AM
Address: Suite 6, Office 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YuNGF-GEOFIMP
Address: Bldg. 9/3, Parkovaya St., Pioneer Zone, Nefteyugansk, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Belgorod-Terminal
Address: 16 Pobeda St., Belgorod, Russian Federation, 308000
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Lipetsk-Terminal M
Address: 102 Gagarin St., Lipetsk, Russian Federation 398016
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Penza-Terminal
Address: 104 Neytralnaya St., Penza, Russian Federation 440013
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Tomsk-Terminal
Address: 24 Naberezhnaya r. Ushayki St., Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Tambov-Terminal
Address: 9a Pionerskaya St., Tambov, Russian Federation 392012
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Ulyanovsk-Terminal
Address: 3 Neftyaniki Ave., Ulyanovsk, Russian Federation, 432035
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Khakas-Terminal
Address: 7 Gargarin St. Abakan, Republic of Khakasia, Russian Federation 662602
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO ANP
Address: 152 Malinovsky St., Rostov-on-Don, Russian Federation 344018
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO CONTRACT OIL
Address: Bldg. 15, 11 Tumura Funze St., Moscow, Russian Federation 119021
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MTK
Address: AZS № 6, 100 Yaraslavskoe Highway, Mytishchi, Moscow oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO NBA-Service
Address: 79 Volokolamskoe Highway, Moscow, Russian Federation 125424
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Energyservice
Address: 98 40th VLKSM Anniversary St., Krasnoarmeysky rayon, Volgograd, Russian Federation 400080
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO MAGIS

Address: 177-b Gushchin St., Barnaul, Russian Federation 656019
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Samara-Terminal
Address: 1 Neftebaznaya St., Syzran, Samara oblast, Russian Federation 446014
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OAO FPK KEDR-M
Address: 20 Papernik St., Russian Federation 109426
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ASSET
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO YUKOS-Ladoga
Address: Domozhirovsky lespromkhoz AOOT, Domozhirovo, Lodeynopolsky rayon, Leningrad oblast, Russian Federation 187706
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Bryansk Terminal M
Address: 63 Rechnaya St., Bryansk, Russian Federation 241021
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Voronezh-Terminal
Address: 134 Dmitrov St., Voronezh, Russian Federation 394002
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO Prioksky-Terminal
Address: 66 Komsomolskaya, Orel, Russian Federation 302026
Share in the charter capital of the legal entity held by the issuer: 100%

Name: ZAO ESKOM-ET
Address: Bldg. 3, 17 Dubininskaya St., Moscow, Russian Federation 115054
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Rostov-Terminal
Address: 135/136 Grechesky gorod Volos St., Rostov-on-Don, Russian Federation 344010
Share in the charter capital of the legal entity held by the issuer: 99.99%

Name: OAO ANP
Address: 6 K. Marx St., Irkutsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 99.67%

Name: OOO YUKOS-R
Address: Suite 704, Ulansksky Lane, Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 99%

Name: ZAO Neftegorsky GPZ
Address: Neftegorsk, Samara oblast, Russian Federation 446250
Share in the charter capital of the legal entity held by the issuer: 98.1%

Name: ZAO Otradnensky GPZ
Address: Otradny, Samara oblast, Russian Federation 446430
Share in the charter capital of the legal entity held by the issuer: 98.1%

Name: OAO Angarskneftechemproekt
Address: Angarsk, Irkutsk oblast, Russian Federation 665819
Share in the charter capital of the legal entity held by the issuer: 97.06%

Name: OAO Mid-Volga NII of Oil Refining
Address: Novokuibyshevsk, Samara oblast, Russian Federation 446200
Share in the charter capital of the legal entity held by the issuer: 95.43%

Name: OAO Buryatnefteproduct
Address: 1 Zaovrazhnaya St. Ulan-Ude, Russian Federation 670004
Share in the charter capital of the legal entity held by the issuer: 95.1%

Name: ZAO Rus
Address: 22 Politekhnicheskaya St., Sochi Russian Federation 354013
Share in the charter capital of the legal entity held by the issuer: 90.07%

Name: OAO NPF Geofit
Address: 6 Kolarovsky Tract, Tomsk, Russian Federation, 634050
Share in the charter capital of the legal entity held by the issuer: 87.15%

Name: OAO ESFPG
Address: 35 Myasnitskaya St., Moscow, Russian Federation, 101959
Share in the charter capital of the legal entity held by the issuer: 86.61%

Name: OAO Samaraneftechemproekt
Address: 11 Novo-Sadovaya, Samara, Samara oblast, Russian Federation 443002
Share in the charter capital of the legal entity held by the issuer: 86.05%

Name: OOO YUKOS Kart
Address: Bldg. 3, 1 Deguninskaya St., Moscow, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 85%

Name: OAO Germes-Moscow

Address: Suite 808, 146 Leninsky Ave., Moscow, Russian Federatio, 119526
Share in the charter capital of the legal entity held by the issuer: 82.8%

Name: OOO SamaraNIPIneft
Address: 11 Novo-Sadovaya St., Samara, Samara oblast, Russian Federation 443002
Share in the charter capital of the legal entity held by the issuer: 81%

Name: ZAO Inzerneft
Address: 99 Moskovskaya St., Saratov, Russian Federation, 410071
Share in the charter capital of the legal entity held by the issuer: 75%

Name: OOO TsIR YUKOS
Address: Bldg. 2., 55/1 Leninsky Ave., Moscow, Russian Federation 119333
Share in the charter capital of the legal entity held by the issuer: 77.4%

Name: OAO Vostsibneftegas
Address: 10a Gagarin St., Baykit, Evenkiysky Autonomous District, Russian Federation 648360
Share in the charter capital of the legal entity held by the issuer: 70.77%

Name: OAO TNGF VNK
Address: 83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 70.66%

Name: OOO YuT-OIL
Address: 8th Km of Zaraysky Highway, Lukhovitsy, Moscow oblast, Russian Federation 140500
Share in the charter capital of the legal entity held by the issuer: 70%

Name: OOO YUKOS East Trade
Address: 25a Shkolnaya St., Tura, Evenkiysky administrative district, Krasnoyarsk krai, Russian Federation 648000
Share in the charter capital of the legal entity held by the issuer: 70%

Name: KOO East Asia Transit
Address: Bldg. M T S KOO, 5 Stroitely Sq., Ulan-Bator-38, Mongolia
Share in the charter capital of the legal entity held by the issuer: 66%

Name: OAO Khantymansiysknefteproduct
Address: Engels St., Khanty-Mansiysk autonomous district, Tumen oblast, Russian Federation 626200
Share in the charter capital of the legal entity held by the issuer: 64.49%

Name: ZAO Manoil

Address: Bldg. 26, Microrayon 11, Nefteyugansk, Khanty-Mansiysky administrative district, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 63.96%

Name: OAO NII ECONOMICS
Address: 24 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 60.98%

Name: Novosibirsknefteproduct VNK
Address: 80 Gorky St., Novosibirsk, Russian Federation 630099
Share in the charter capital of the legal entity held by the issuer: 56.73%

Name: OAO SNGEO
Address: 21 Sportivnaya St., Samara, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 51.18%

Name: OOO Control-Service
Address: 24 Naberezhnaya reki Ushayki St., Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO Yu-Kuban
Address: 253 Pionersky Ave., Anapa, Krasnoyarsky krai, Russian Federation 353410
Share in the charter capital of the legal entity held by the issuer: 51%

Name: ZAO Telespetznaz
Address: 24 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OOO YuKSib
Address: 7A Taube St., Omsk 99, Russian Federation 644099
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OAO BGNK
Address: 72 October St., Boguchany, Krasnoyarsk krai, Russian Federation 663430
Share in the charter capital of the legal entity held by the issuer: 51%

Name: OAO Tomskgas
Address: 73 Bolshaya Podgornaya St., Tomsk, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50.93%

Name: OAO Urengoyneftegasgeology
Address: 12a Microrayon 2, Urengoy, Purovsky rayon, Yamalo-Nenetsky autonomous district, Tumen oblast, Russian Federation 629860

Share in the charter capital of the legal entity held by the issuer: 50.16%

Name: ZAO Yu-SVL
Address: 1 Furmanov St., Central Region, Krasnodar, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50%

Name: OOO ZMB
Address: West-Malobalykskoe, Nefteyugansk rayon, Khanty-Mansi Autonomous District (Tumen oblast), Russian Federation
Share in the charter capital of the legal entity held by the issuer: 50%

Name: ZAO KAFA
Address: 2 Geologicheskaya St., Feodosia, Ukraine
Share in the charter capital of the legal entity held by the issuer: 50.001%

Name: OOO YuKOP
Address: Bldg. 49, Microrayon 7, Nefteyugansk, Tumen oblast, Khanty-Mansi Autonomous District, Russian Federation 628307
Share in the charter capital of the legal entity held by the issuer: 50%

Name: ZAO Fazan
Address: 26/1 Sofiyskaya Embankment., Moscow, Russian Federation 113816
Share in the charter capital of the legal entity held by the issuer: 50%

Name: OOO KNK
Address: 73 Shaumyan St., Astrakhan, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 49.89%

Name: OOO NK SIBINTEK
Address: Bldg. 2, 22 Ulansky Ln., Moscow, Russian Federation 103045
Share in the charter capital of the legal entity held by the issuer: 48.99%

Name: OAO SNKhA
Address: 52 Michurin St., Samara, Russian Federation, 443096
Share in the charter capital of the legal entity held by the issuer: 44.28%

Name: ZAO Rosneftetrans
Address: 41 Kievskaya St., Nefteyugansk, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 41%

Name: ZAO YUKOS-Air Airline
Address: 7-169 Pribrezhny Ave., Nefteyugansk, Tumen oblast, Russian Federation 628300
Share in the charter capital of the legal entity held by the issuer: 40%

Name: OAO Samaranefteproduct-Automatics
Address: 72 Galaktionovskaya St., Samara, Russian Federation 443010
Share in the charter capital of the legal entity held by the issuer: 38%

Name: OAO TNGG VNK
Address: 83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 37.99%

Name: OAO Voronezhnefteproductautomatics
Address: 4 Kirov St., Voronezh, Russian Federation 394018
Share in the charter capital of the legal entity held by the issuer: 37.99%

Name: ZAO TsIS TECH
Address: Bldg.1, 3 Plotnikov Ln., Moscow, Russian Federation 121002
Share in the charter capital of the legal entity held by the issuer: 37%

Name: ZAO Business and Security Magazine
Address: Suite 1, 12 Planernaya St., Moscow, Russian Federation 123481
Share in the charter capital of the legal entity held by the issuer: 36.5%

Name: OAO Sibneft
Address: 85 October St., Lyubinsk, Lyubinsk rayon, Omsk oblast, Russian Federation 646160
Share in the charter capital of the legal entity held by the issuer: 34.54%

Name: OOO Irkutsk-Terminal
Address: 5 October Revolution St., Irkutsk, Russian Federation 664007
Share in the charter capital of the legal entity held by the issuer: 34.52%

Name: OAO Neftemarket
Address: Chita-40, Russian Federation 672040
Share in the charter capital of the legal entity held by the issuer: 34.34 %

Name: OAO TomskNIPIneft
Address: 24 Naberezhnaya reki Ushayki, Tomsk, Russian Federation 634050
Share in the charter capital of the legal entity held by the issuer: 33.78%

Name: ZAO TZK
Address: Sheremetevo International Airport, Moscow, Russian Federation 103340
Share in the charter capital of the legal entity held by the issuer: 29%

Name: OAO Kubanenergy
Address: 2 Stavropolskaya St., Krasnodar, Krasnodar krai, Russian Federation 35033
Share in the charter capital of the legal entity held by the issuer: 26.26%

Name: OAO Tomskenergy
Address: 36 Kirov Ave., Tomsk, Russian Federation 634041
Share in the charter capital of the legal entity held by the issuer: 25.88%

Name: ZAO EKZA
Address: 5A Artsybushevskaya St., Samara, Russian Federation 443041
Share in the charter capital of the legal entity held by the issuer: 25.1%

Name: OAO Tambovenergy
Address: 23 Morshankoe Highway, Tambov, Russian Federation 392680
Share in the charter capital of the legal entity held by the issuer: 25%

Name: OAO Belgorodenergy
Address: 42 Kommunisticheskaya St., Belgorod, Russian Federation
Share in the charter capital of the legal entity held by the issuer: 25%

Name: ZAO Lyubel-Oil
Address: Novopolotsk, Belarus 211440
Share in the charter capital of the legal entity held by the issuer: 24%

Name: OOO ChOP SKB
Address: Novopo Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansi Autonomous District, Russian Federation 628309
Share in the charter capital of the legal entity held by the issuer: 100%

Name: OOO ChOP Granit
Address: 10a Gagarin St., Baykit, Evenkiysky Administrative Area, Krasnoyarsk krai, Russian Federation 648360
Share in the charter capital of the legal entity held by the issuer: 100%

3.7 Structure and value of issuer's fixed assets, plans to purchase, replace and dispose of fixed assets, and information regarding encumbrances on issuer's fixed assets

3.7.1 Fixed Assets

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

3.7.2 Value of Issuer's Real Property

Total value of real property and amount of accrued depreciation as of June 30, 2004 (RR, thousands):

Real Property	Initial Value	Accrued Depreciation	Remaining Value
Land	143	0	143

Buildings	129,089	16,004	113,085
Facilities	2,119,834	516,106	1,603,728
Wells	1,203,613	229,423	974,190
Total	**3,452,679**	**761,533**	**2,691,146**

IV. Information on the Financial and Business Activities of the Issuer

4.1 Profit and Loss for the Reporting Period

This information is not provided in the quarterly report for the fourth quarter.

4.2 Liquidity of the Issuer

This information is not provided in the quarterly report for the fourth quarter.

4.3 Amount, Structure of Adequacy of Issuer's Current Capital Assets

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

4.3.1 Amount and Structure of Issuer's Current Capital Assets

Indicator	**December 2004**
Charter capital, RR	**10,801,956**

4.3.2 Adequacy of Issuer's Current Capital Assets in the 2nd Quarter of 2004

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

4.3.3 Funds

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

4.3.4 Financial Assets

This information will be provided in the report for the 1st quarter of 2005 along with the annual accounting report for 2004.

4.3.5 Intangible Assets of the Issuer

RR thousands

%	**December 31, 2004**
Initial value of intangible assets, including:	**11,710**
Trademarks	316
Licenses	30

Software products and databases	11,364
Amount of accrued depreciation, including	**3,739**
Trademarks	-
Licenses	23
Software products and databases	3,715

No intangible assets were added to the charter (reserve) capital in the reporting quarter and no gratuitous intangible assets were received.

V. Detailed information on persons affiliated with the management bodies of the issuer, financial and business monitoring bodies, and general information on employees of the issuer

5.2 Information on persons affiliated with the management bodies of the issuer as of June 30, 2004

YUKOS Oil Company Board of Directors

Gerashchenko, Viktor Vladimirovich - Chair
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Gupta, Raj Kumar
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Pokholkov, Yury Petrovich
Share in issuer's charter capital: **0.00001%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Kosciusko-Morizet, Jacques
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Kontorovich, Alexey Emilievich
Share in issuer's charter capital: none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Golubev, Yury Alexandrovich
Share in issuer's charter capital: **0,01279%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Carey, Sarah Collins
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Soublin, Michel
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Loze, Bernard
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Buclez Francois Claude
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Ortiz, Edgar
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

5.2.2 Executive body of YUKOS Oil Company
Management organization granted the authority of the executive body:
Full name: YUKOS-Moscow Limited Liability Company
Abbreviated name: OOO YUKOS-Moscow (Russian)
Address: Bldg. 13, 17 Dubninskaya St., Moscow Russian Federation 115054
Phone: (095) 232-3161
Fax: (095) 232-3160
Email: info@yukos.ru
Basis for the transfer of authority: Agreement № Yu0-4-01/438 dated May 3, 2000

Executive body:
Theede, Steven Michael -Chair
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Board of the executive body: Management Board

Beilin, Yuri Aradievich
Share in issuer's charter capital: **0.00148%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Misamore, Bruce Kelvern
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none
Termerko, Alexandr Viktorovich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Theede, Steven Michael
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Trushin, Mikhail Anatolievich
Share in issuer's charter capital: **0.00049%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Zolotarev, Petr Sergeevich
Share in issuer's charter capital: **0.00009%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

YUKOS-Moscow Board of directors:

Trushin, Mikhail Anatolievich –Chair
Share in issuer's charter capital: **0.00049%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Bakhmina, Svetlana Petrovna
Share in issuer's charter capital: **0.000001%**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Gorkov, Sergey Nikolaevich
Share in issuer's charter capital: **0.00094%**

No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Firkalo, Dmitry Grigorievich.
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Arakcheev, Alexei Lvovich
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

5.5 Information on persons affiliated with bodies that monitor the financial and business operations of the issuer

Under the YUKOS Oil Company Charter, the monitoring agency of the Company is the Audit Committee.

Audit Committee:

Britkova, Elena Vladimorovna
Share in issuer's charter capital: **0.**000001%
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Murashova, Antonina Borisovna
Share in issuer's charter capital: **none**
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

Serzhanova, Margarita Osvaldovan
Share in issuer's charter capital: 0none
No options issued by issuer
Share in subsidiary and associated companies of the issuer: none

VI. Information on issuer participants (companies)

6.1 Information on the total number of issuer companies (participants)

Total number of entities listed in the register of issuer companies on the last day of the reporting quarter: 51,674.
Total number of issuer shareholders listed in the register of issuer companies: 19

6.2 Information on issuer participants (companies) holding 5% or more of issuer's charter (reserve) capital or at least 5% of its common stock, as well as information

on participants (companies) of such entities holding at least 20% of charter (reserve) capital or at least 20 percent common stock

6.2.1 Full name: TRAST Investment Bank, Open Joint Stock Company
Abbreviated name: TRAST Investment Bank OAO
Address: Bldgs. 3 and 7, 84 Sadovnicheskaya St. Moscow, Russian Federation 115035
Share of participant in issuer's charter capital, including common stock: 42.1145% (nominal holder)

6.2.2 Full name: Deutsche Bank, Limited Liability Company
Abbreviated name: Deutsche Bank, LLC
Address: 4 Shchelkin St., Moscow, Russian Federation 129090
Share of participant in issuer's charter capital, including common stock: 21.7877% (nominal holder)

6.2.3 Full name: Brunswick UB&S Nominees, Closed Joint Stock Company
Abbreviated name: Brunswick UB&S Nominees, ZAO
Address: Bldg. 4, Kosmodamianskaya Emb., Moscow, Russian Federation 115054
Share of participant in issuer's charter capital, including common stock: 9.7713% (nominal holder)

6.3 Share of the issuer's charter capital held by the government is 0%. Gold share: n/a.

QUARTERLY REPORT

Open Joint-Stock Company "YUKOS" Oil Company"

Issuer Code: 00198-A
Period: 1st Quarter of 2005
Total pages in the original report: 289
Registered Legal Address: Ulitsa Lenina 26, Nefteyugansk, Hanti-Mansiysk Administrative District, Russian Federation, 628309
Signed by:
- Representative of OJSC "YUKOS" Oil Company" (by power of attorney) Y.V Hudyakov, Dated: May 12, 2005
- Chief Accountant of OJSC "YUKOS" Oil Company" I.E.Golub, Dated: May 12, 2005

Contact person (name, position): Vladimir Nikolayevich Yevseyev, deputy head of Transactions Support department, Corporate Finance division
Phone: (095) 232 3161
Fax: (095) 232 3160
Email: Not available
Web page address: www.yukos.ru

INTRODUCTION

Full legal name: Open Joint-Stock Company "YUKOS" Oil Company" (In Russian: Открытое акционерное общество "Нефтяная компания "ЮКОС")
Abbreviated name: OJSC "YUKOS OC" (In Russian: ОАО "НК "ЮКОС")

Registered legal address: Ulitsa Lenina 26, Nefteyugansk, Hanti-Mansiysk Administrative District, Russian Federation, 628309
Mailing address: Ulitsa Dubininskaya 31A, Moscow, Russian Federation, 115054
Phone: (095) 232 31 61
Fax: (095) 232 31 60
Email address: info@yukos.ru
Web page address with full text of quarterly report: www.yukos.ru

Securities placed as of March 31, 2005 in accordance with articles of incorporation:
Common registered non-certificated shares

Number of securities of this type placed: 2,700,488,885
Including:

1) 2,236,964,578 shares, with nominal value of 0.004 Rubles
State registration number of Securities Issue: 1-02-00198-A, dated July 22, 2003

2) 463,524,307 shares with nominal value of 0.004 Rubles (issue cancelled by ruling of Arbitration Court on July 2, 2004)
State registration number of Securities Issue: 1-02-00198-A-002D, dated July 7, 2003 (cancelled July 2, 2004)

According to decree # 03-1526/p of Federal Securities Commission, dated July 22, 2003, additional issues of securities by OJSC "YUKOS OC" were combined, as a result of which the following registration numbers assigned to issues of common registered non-certificated shares by OJSC "YUKOS OC" were cancelled:

(1) 87-1 «п»-726, dated November 08, 1995; 1,657,009,423 shares with a nominal value of 0.004 Rubles
(2) 87-1-778, dated September 25, 1996, 579,955,155 shares with a nominal value of 0.004 Rubles

State registration number assigned to the two cancelled issues on July 22, 2003: 1-02-00198-A

Currently, articles of incorporation have not been updated to reflect cancelled additional issues of securities and a decrease in share capital.

This quarterly report contains estimates and forecasts of authorized governing bodies of the issuer related to future events and/or actions as well as development perspectives related to the economic sector in which the issuer operates and results of operations of the issuer, including its plans, possibility of occurrence of certain events and certain actions. Investors should not fully rely on estimates and forecasts of governing bodies of the issuer, as actual results of the issuer's operations in the future may differ from forecasted results due to various reasons. Purchase of securities of the issuer may carry risks described in this quarterly report

I. General information on members of the Board, bank accounts, auditors, valuers and financial advisors, as well as other persons signing the quarterly report.

1.1. Members of the governing bodies
1.1.1. The sole executive body of OJSC "YUKOS OC"
Full name: **"YUKOS-Moscow" Limited Liability Company**
Abbreviated name: **"YUKOS-Moscow" LLC**
Legal address: Ulitsa Dubininskaya 17, Str. 13, Moscow, Russian Federation 115054
The sole executive
Stephen Michael Tidy (year of birth: 1952) – chairman of the board
Collegiate executive body: Executive Committee
Yuri Arkadiyevich Beylin, (year of birth: 1962)
Bruce Calvern Misamore, (year of birth: 1950)
Aleksandr Viktorovich Temerko, (year of birth: 1966)
Stephen Michael Tidy, (year of birth: 1952)
Mikhail Anatolyevich Trushin, (year of birth: 1960)
Petr Sergeyevich Zolotarev, (year of birth: 1965)
Board of Directors:
Mikhail Anatolyevich Trushin, (year of birth: 1960) - chairman
Sergey Nikolayevich Gorkov, (year of birth: 1968)
Dmitri Grigoryevich Firkalo, (year of birth: 1965)
Svetlana Petrovna Bakhmina, (year of birth: 1969)
Aleksey Lvovich Arakchev, (year of birth: 1960)

1.1.2. Board of Directors of OJSC "YUKOS OC"
Viktor Vladimirovich Geraschenko, (year of birth: 1937) - chairman
Raj Kumar Gupta, (year of birth: 1942)
Yuri Petrovich Pokholkov, (year of birth: 1939)

Jacques Kosciusko-Morize, (year of birth: 1943)
Aleksey Emilyevich Kontorovich, (year of birth: 1934)
Yuri Aleksandrovich Golubev, (year of birth: 1942)
Sarah Collins Carey, (year of birth: 1938)
Michel Soublin, (year of birth: 1945)
Bernard Loze, (year of birth: 1946)
François Claude Buclez, (year of birth: 1964)
Edgar Ortiz, (year of birth: 1942)

1.1.3. No collegiate executive body in place.

1.2. Bank accounts of the issuer

- Savings Bank of the Russian Federation
- BNP Paribas
- The Bank of Foreign Trade (Vneshtorgbank)
- "TRUST" Investment Bank
- Deutsche Bank, Moscow
- ING Bank Eurasia
- Commerzbank (Eurasia)
- Credit Lionnais Rusbank, Moscow branch
- International Moscow Bank
- Menatep Bank, Saint-Petersburg
- Citibank
- "Solidarnost" Commercial Bank
- Banque Societe Generale Vostok

1.3. Auditor (auditors)

Name: **Closed Joint-Stock company "PricewaterhouseCoopers Audit"**
Abbreviated name: **ZAO "PricewaterhouseCoopers Audit"**
Address: **Kosmodamyanskaya nab. 52, str. 5, Moscow, 115054**
Phone: **(095) 967 6000;** Fax: **(095) 967 6001**
Email address: doug.miller@ru.pwcglobal.com
License Number: **E 000376**
Date of issue: **May 20, 2002**
Date of expiry: **May 20, 2007**
License issued by: **Audit Commission for Central Attestation and Licensing, Ministry of Finance of the Russian Federation**
Fiscal years audited: **1996 – 2003**
Factors that affect auditor's independence and measures to reduce influence of these factors: **No such factors identified**
Auditor selection process:
Tender procedures for auditor selection and their main terms and conditions: **No tender procedures in place.**
Selecting an auditor for approval at shareholders' meeting and governing bodies that confirm the decision: **An auditor of financial statements prepared in accordance with Russian GAAP and financial statements prepared in accordance with International Financial Reporting Standards are appointed by General Shareholders' Meeting of OJSC "YUKOS OC", at the suggestion of the Board of Directors of OJSC "YUKOS OC" - with participation of the Audit Committee appointed by the Board from among members of the Board.**
Special audit engagements:

1) Audit of financial statements of OJSC "YUKOS OC" prepared in accordance with Russian laws 2) audit of consolidated financial statements of OJSC "YUKOS OC" prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Material interest between the auditor and the issuer: **no material interest**
Auditor's ownership of issuer's share capital: **No ownership**
Loans granted to the auditor by the issuer: **No such loans**
Economic dependence (participation in product/service promotion of the issuer, joint business activities, etc.) and familial relationships: **no such relationships**
Employees of the issuer that are also employees of the auditor: **none.**
Auditor compensation and information on rescheduled or overdue payments for audit services: **Auditor compensation is determined based on average market value of similar services. There are no rescheduled or overdue payments for audit services.**

1.4. Valuer information
Valuer who signed the latest registered prospectus of OJSC "YUKOS OC" (state registration number of the issue: 1-02-00198-A-002D, dated July 22, 2003, issue cancelled on July 2, 2004):
Name: **Closed Joint-stock company "International Valuation Center"**
Abbreviated name: **ZAO "International Valuation Center"**
Address: **Novaya Basmannaya d. 21, str. 1, Moscow, Russian Federation 107078,**
Phone: **(095) 261 91 10**, Fax: **(095) 267 99 36**
Email: **invacent@dol.ru**
License No: **000002**
License issue date: **August 06, 2001**
License expiry date: **August 06, 2007**
License issued by: **Property Ministry of the Russian Federation**
Valuer's services: **Determining market value of**
1) one common share of OJSC "YUKOS OC",
2) one common share of OJSC "Sibneft",
3) A portfolio of 92% of shares of OJSC "Sibneft"
– all as at January 01, 2003

1.5. Consultants information
Consultant who signed the latest registered prospectus of OSJC "YUKOS OC" (state registration number of the issue: 1-02-00198-A-002D, dated July 22, 2003, issue cancelled on July 2, 2004):
Name: **Closed Joint-Stock Company "AVK Investment Company"**
Abbreviated name: **ZAO "AVK IC"**
Address: **Pavilyon Uritskogo d. 1, Saint-Petersburg, Pushkin, Russian Federation, 196605**
Phone: **(812) 237 03 44** Fax: **(812) 237 06 50**
Email: **postmaster@mail.avk.ru**

Dealer license:
License No: **178-03343-010000**
License issue date: **November 29, 2000**
License expiration date: **none**
License issued by: **Federal Securities Market Commission**

Broker license:
License No: **178-03255-100000**
License issue date: **November 29, 2000**
License expiration date: **none**

License issued by: **Federal Securities Commission**
Web address: **www.avk.ru**
Services provided: **Services related to organizing the issue of additional common registered non-certificated shares of OJSC "YUKOS OC" in 2003**

1.6. Other signers of the quarterly report:
No other signers

II. General information on financial condition of the issuer

2.1. Key performance indicators

KPI	Method of calculation	2000	2001	2002	2003	2004	Mar 31, 2005
Net Assets Value	Determined by Ministry of Finance of Russian Federation and Federal Commission for joint stock companies	18,357,771	29,318,026	47,619,376	274,905,665	-401.455,185	-406,320,792
Debt to Equity, %	(Long-term and short-term debt as of the period-end) / Capital and reserves as of the period-end x 100	539	319	237	101	--	--
Short-term debt to equity, %	Short-term debt as of the period-end / Capital and reserves as of the period-end x 100	200	123	229	28	--	--
Debt servicing ability, Rubles.	(Net Income for the period + depreciation expenses for the period - Dividends) / (Debt repayable during the period + interest payable during the period)	0.00	0.02	0.03	0.01	--	--
Bad debts, %	Bad debt as of the period-end / (Long-term and short-term debt as of the period end) x 100	-	-	-	-	--	--
Net assets turnover, Times	Revenue from sales of goods and services excluding VAT, excise and other taxes and mandatory payments / net assets value	1.98	0.97	0.51	0.03	--	--
Accounts payable turnover, times	Cost of goods sold and services provided, excluding commercial and administrative expenses / accounts payable as of the period-end	0.71	0.60	0.14	0.08	0.003	0.00

Accounts receivable turnover, times	Revenue from sales of goods and provision of services, excluding VAT, excise, and other taxes and mandatory payments / (accounts receivable as of the period-end – share capital not paid as of the period-end)	0.87	0.93	0.62	0.12	0.06	0.007
Share of Income Tax in taxable income, %	Income tax / taxable income	23	2	3	2	86	--

2.2. Market capitalization of the issuer

Market capitalization of the issuer:

	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Mar 31, 2005
Market capitalization of OJSC "YUKOS OC", US$ bln.	3.79	10.64	19.71	27.75	1.9	1.4

Issuer's market capitalization was determined based on RTS stock market quotes (http://www.rts.ru/index.cfm?&id=5036&code=YUKO) as the product of number of shares of a certain type and weighted average price of one share of this type determined based on 10 largest deals.

2.3. Issuer's liabilities

2.3.1. Accounts payable:

	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Mar 31, 2005
Accounts payable, total RUR'000, including:	96 343 295	89 113 209	96 364 195	249 432 694	496 743 600	489 835 034
Overdue accounts payable, total, R'000	0	0	0	0	241 516 899	299 026 886

Failure to repay accounts payable is due to lack of adequate financial resources.

Aging Schedule of Accounts Payable (5 tables):

Q1 2005 (latest):

Type of Account Payable	Maturity date					
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, RUR'000.	307,675,626	169,634,795	5,797,103	62,004,115	7,107,177	173,042,895
Accounts Payable, total, RUR'000 Including:	307,675,626	169,478,780	5,797,103	37,404	6,846,121	1,752,600
Payable to vendors, RUR'000.	90,143	169,244,701	2,979,303	-	-	-
Notes payable, RUR'000.	-	-	-	-	5,811,003	1,752,600
** Payable to subsidiaries and affiliated companies, RUR000						
Employee-related payables, RUR'000.	18	-	-	-	-	-
Payable to state budget and off-budget funds, RUR'000.	299,130,359	-	-	-	-	-
Other accounts payable, RUR'000.	8,455,106	234,079	2,817,800	37,404	1,035,118	-
Loans, total, RUR'000.	-	155,773	-	-	-	35,551,742
Borrowings, total, RUR'000 Including:	-	-	-	61,966,711	-	132,095,314
Debentures, RUR'000.	-	-	-	-	-	-
Other liabilities, RUR'000.	-	242	-	-	261,056	3,643,239
Including: Overdue accounts payable, total, RUR'000	299,026,886	-	-	-	-	-
Including Payable to state budget and off-budget funds, RUR'000.	299,026,886	-	-	-	-	-
Overdue loans payable, RUR'000						
Overdue debentures payable, RUR'000						

** Based on reporting forms approved by the Ministry of Finance, payables to subsidiaries and affiliated companies are not specifically disclosed in financial statements starting from 2003.

[Original report includes four other tables for 2000-2004, not reproduced here]

Creditors, amounting to at least 10% of total accounts payable balance:

Q1 2005 (latest):

#	Creditor Name	Payable balance, RUR'000	% in total accounts payable
1	**Taxes and collections payable**	299,130,359	41.2445 %
2	**Issued notes payable**	99,289,842	13.6902 %

3	**YUKOS Capital S.a.r.l.** Address: 33, Boulevard du Prince Henri L-1724, Luxembourg	94,772,184	13.0673 %
TOTAL:		**493,192,385**	**68.0020 %**

[Original report includes four other tables for 2000-2004, not reproduced here]

Other liabilities unpaid by the issuer, amounting to at least 5 % of book value of assets of the company as of period-end date:

Q1 2005 (latest):

Current Liabilities unpaid by the issuer as of the quarter-end date	**Counterparty**	**Current Liability amount**	**% of book value of assets of the company as of March 31, 2005**
Taxes and collections payable	-	299,130,359 RUR'000	93.7886 %
Notes payable more than 12 months after reporting date	YUKOS Capital S.a.r.l.	94,772,184 RUR'000	29.7147 %
Notes payable within 12 months after reporting date	Own notes payable issued against cash borrowed	56,373,721 RUR'000	17.6753 %
Notes payable more than 12 months after reporting date	Own notes payable issued against cash borrowed	42,916,121 RUR'000	13.4558 %
Current trade payables	"Energotrade" LLC	72,451,526 RUR'000	22.7163 %
Current trade payables	OJSC "Yuganskneftegaz"	71,721,552 RUR'000	22.4874 %
Bank loan (long-term)	Societe Generale	35,707,514 RUR'000	11.1956 %

[Original report includes four other tables for 2000-2004, not reproduced here]

2.3.2. Issuer's credit history

Issuer's repayment of debts based on previous credit/loan agreements and agreements in force as of the end of a reporting quarter, with principal amounts equal to or exceeding 10% of net assets of the issuer as of the date of last reporting period, preceding the date of a respective agreement:

Liability	Creditor (lender)	Principal Amount $ m.	Maturity date		Interest Rate	Payment schedule	
			Planned	Actual		Planned	Actual
Loan agreement (not numbered) dated Dec 05, 1997	Credit Lyonnais, Goldman Sachs, Merrill Lynch	500	Dec 05, 2002	Sep 05, 2001	Libor+6.75% for 60% of o/s debt; 12.779% for 40% of o/s debt	Dec 05, 2002	Sep 05, 2001
Loan agreement # 10/97 dated May 19, 1997	Credit Lyonnais	200	Sep 15, 1999	Sep 01, 1999	Libor+3%; Tranche B Libor+6%	Sep 15, 1999	Sep 01, 1999
Loan agreement (not numbered) dated Dec 12, 1997 r.	Banking syndicate lead by ING Baring	100	Jun 17, 1999	Jun 17, 1999	Libor+3% before Nov 18, 98, Margin 5% afterwards	Jun 17, 1999	June 17, 1999
Loan agreement (not numbered) dated May 27, 1999 (with a guarantee issued from Jul 07, 1998 to May 27, 1999)	Banking syndicate - Societe Generale, West LB	100	Aug 31, 2000	Aug 06, 1999	* see note	Aug 31, 2000	Aug 31, 1999
Loan agreement # 1/97 dated Jan 23, 1997	Credit Lyonnais	55	Apr 30, 2000	Aug 04, 1999	Libor+3.5%	Apr 30, 2000	Aug 04, 1999
Debt assignment agreement # 149 dated May 14, 1999, additional agreement # 2 dated May 14, 1999	Vneshtorgbank	30	August, 2002	May 06, 2001	15%	August, 2002	May 06, 2001
Loan agreement (not numbered), dated Aug 02, 2000 r.	Credit Lyonnais (Suisse) S.A., Credit Lyonnais Rusbank, Bank Austria Handelsbank AG, Citibank T/O, Commerzbank AG, Natexis Bank Populaires, OTP Bank, Standard Bank London Limited	50	April, 2001	May 03, 2001	Libor+3.25%	April, 2001	May 03, 2001
Loan agreement (not numbered), dated Apr 19, 2001	OTP Bank Rt.	25	April, 2002	Nov 05, 2001	Libor+1.1%	April 2002	Nov 05, 2001
Loan agreement for US$ 1,000,000,000 dated Sep 24, 2003, tranche A	Societe Generale	500	Dec 30, 2004, quarterly, last payment date - Sep 30, 2006		Libor+1.5%	Quarterly starting from Dec 30, 2003	Feb 25, 2005
Loan agreement for US$ 1,000,000,000 dated Sep 24, 2003, tranche B	Societe Generale	500	Dec 30, 2004, quarterly, last payment date - Sep 30, 2008		Libor+1.75% until Sep 30, 2006, Libor+2% from Oct 01, 2006 to Sep 30, 2008	Quarterly starting from Dec 30, 2003	Feb 25, 2005

Loan agreement for US$ 1,600,000,000 dated Sep 30, 2003., tranche A	Societe Generale	800	Jan 06, 2005, quarterly, last payment date – Sep 30, 2006		Libor+1.5%	quarterly, starting from Jan 06, 2004	Feb 25, 2005
Loan agreement for US$ 1,600,000,000 dated Sep 30, 2003., tranche B	Societe Generale	800	Jan 06, 2005, quarterly, last payment date – Sep 30, 2008		Libor+1.75%, 36 months after start date - Libor+2%	quarterly, starting from Jan 06, 2004	Feb 25, 2005
Loan agreement dated Dec 02, 2003r.	YUKOS-Capital S.a.r.l.	2,758.62	Dec 31, 2008 Mar 31, 2005	_	9.00%	Quarterly, starting from Dec 30, 2003	Jun 30, 2004
Loan agreement dated Dec 02, 2003.	YUKOS-Capital S.a.r.l	355	Dec 30, 2009	-	Libor +1.75%	Semi-annually	-
*Libor+4% for the amount not repaid within May 1999, which does not exceed US$15 m., and for the amount not repaid within June 1999 and which does not exceed US$ 7,500,000.00, Libor+6% for the part of the loan which exceeds these amounts during May and June 1999 and for the loan not repaid from July 1999.							

2.3.3. Issuer's liabilities related to security interest provided for third parties
Amounts covered by letters of guarantee: **RUR'000 1,543,636 as of March 31, 2005**
Amount actually paid in Q1, 2005: **none.**

Amounts covered by letters of guarantee: **RUR'000 1,544,459 as of December 31, 2004**
Amount actually paid in 2004: **RUR'000 138,512**

Amounts covered by letters of guarantee: **RUR'000 2,065,225 as of December 31, 2003**
Amount actually paid in 2003: **RUR'000 30,038**

Amounts covered by letters of guarantee: **RUR'000 5,013,734 as of December 31, 2002**
Amount actually paid in 2002: **RUR000 34,648**

Amounts covered by letters of guarantee: **RUR'000 4,020,612 as of December 31, 2001**
Amount actually paid in 2001: **RUR'000 367,590**

Amounts covered by letters of guarantee: **RUR'000 2,546,440 as of December 31, 2000**
Amount actually paid in 2000: **RUR'000 1,226,382**

2.3.4. Other liabilities
None

2.4. Purpose of the issue and use of funds raised as a result of share issue
No issue between 1999- 2002.

2003 – issue assigned a state registration number 1-02-00198-A-002D on July 22, 2003, later cancelled by decision of the Arbitration Court of Moscow.

No issue in the reporting quarter.

2.5. Risks related to purchasing securities issued

2.5.1. Market sector risks

- Market crude and light oil prices affect earnings of "YUKOS" (this is beyond the company's control);
- High oil prices in 2000 resulted in significant earnings of Russian oil companies and allowed them to improve their production facilities;
- As any other oil company "YUKOS" is facing the risk of falling oil prices;
- Changes in tax regimes in the sector may positively or negatively affect operations of Russian oil companies. One such risk relates to increase in export duties;
- In case any of these risks materialize, the Company plans to act strictly within legal boundaries, based on macroeconomic conditions and sector specifics.

2.5.2. Country and regional risks

- Economic instability in Russia may have a negative impact
- Over the years, since the collapse of the Soviet Union, the Russian economy has experienced plummeting GDP, hyperinflation, currency instability, high state debt, a weak banking system, tax evasions, a shadow economy, capital drain, high levels of corruption, unemployment, etc.
- "YUKOS" can not guarantee that the latest positive tendencies in the Russian economy (GDP growth, stable currency and decreasing inflation) will continue
- The unstable legal system in Russia - in terms of both the legislation itself and the court system – has to be considered

"YUKOS" and its subsidiaries operate primarily in Central, Volga, Ural, Siberia and Southern Federal districts of the Russian Federation, each of which carries its own socioeconomic risks.

2.5.3. Financial risks

- "YUKOS" may be subject to currency risks, which may negatively impact results of its operations.
- Results of the Company's operations depend significantly on relative fluctuations of RUR/USD exchange rate. Operating income of the Company is negatively affected by stabilization of Ruble against US Dollar. This leads to real expenses exceeding earnings of the Company.
- Despite growing real RUR/USD rate, nominal RUR rate decreased – this leads to decreasing monetary assets denominated in RUR.

- Percentage of earnings that "YUKOS" must repatriate and convert into RUR changes based on government's decisions. Limitations in converting RUR into foreign currencies or foreign currencies into RUR may negatively affect results of the Company's operations.
- In case any of these risks materialize, the Company plans to act strictly within legal boundaries, based on macroeconomic conditions and sector specifics.
- Various political and economic factors influence the Central Bank's ability to finance any budget deficits in the future without printing more money to control inflation. Inflation leads to increasing expenses and decreasing earnings.

2.5.4. Legal risks

Legal risks relate to changing rules of customs controls and duties:

- New Customs Code of the Russian Federation, changing customs control rules and possible changes in customs duties may lead to following "customs-related" risks:

a) Risk of unfavorable customs decisions, making it more difficult to clear goods

b) Risk of favorable or special customs procedures being banned (incomplete periodic declaration, centralized customs duties payments, temporary storage possibilities)

c) Risk of criminal prosecution of persons responsible for declaring goods, for non-payment related to changing customs duties.

Legal risks related to changing tax legislation:

Risk of Tax Code provisions being amended or revised, which may lead to higher taxes and changes in financial results, including decrease in assets and net income.

Legal risks related to changing licensing rules:

Due to unfinished reforms of mineral resources legislation, it is hard to determine exact risks that may arise due to new laws being adopted. The following licensing risks may arise:

a) Risk of changing procedures for granting the right of use and mandatory replacement of licenses with agreements on use of mineral resources;

b) Risk of being denied the right of use of mineral resources due to introduction of additional requirements;

c) Risk of increasing issuer's responsibility due to change in reasons for cancelling, suspending or limiting the right of use of mineral resources;

d) Risk of increasing royalty fees due to possible substitution by differential-rate lease payments;

e) Risk of increasing government control

Legal risks related to changing court rules relevant for issuer's activities:

- Changing court rules may influence the Company's operations.

Legal risks related to changing currency regulations:

The revised law stipulates that residents must reserve significant amounts in Rubles before carrying out certain foreign currency transactions (payments in foreign currency).

2.5.5. Operating risks

- Currently "YUKOS" faces a risk of general negative court practice against the Company.

III. Detailed information on the issuer

3.1. Background and developments

3.1.1. Full legal name

Full legal name: **Open Joint-stock company "YUKOS Oil Company"**

Abbreviated legal name: **OJSC "YUKOS OC"**

3.1.2. State registration

Date of state registration of the issuer: **May 12, 1993**

State registration number: **1350**

Registrar: **Administration of Hanti-Mansiysk Autonomous District**

Evidence of record made in Uniform State Register of legal entities registered before July 1, 2002: **general state registration number 1028601259466, record made October 4, 2002**

Recorded in Uniform State Register of legal entities by: **Auditors of Ministry of Taxes and Collections of the Russian Federation, Nefteyugansk city, Hanti-Mansiysk Autonomous District**

3.1.3. Background and development

The Company was created by the Decree # 354 of government of the Russian Federation, dated April 15, 1993 and underwent a series of subsequent vertical integrations.

Current name (Open Joint-Stock Company "YUKOS" Oil Company") was introduced on December 9, 1996.

Company age: 11 years and 10 months. Registration does not expire.

3.1.4. Contact information

Address: **Ulitsa Lenina 26, Nefteyugansk, Hanti-Mansiysk Autonomous District, Russian Federation, 628309**

Address of the Executive body: **Dubininskaya 17, str. 13, Moscow, Russian Federation, 115054**

Phone: **(095) 232 31 61**, Fax: **(095) 232 31 60**
Email address: **info@yukos.ru**
Web page address: **www.yukos.ru**

Special division for shareholder relations:
Phone: **(095) 748-17-74**, Fax: **(095) 540-63-79**
Email address: **info@yukos.ru**

Special division for investor relations:
Phone: **(095) 788-00-33**, Fax: **(095) 788-00-33**
Email address: **investors@yukos.ru**

3.1.5. Tax ID number
8604010486

3.1.6. Branches and representative offices of the issuer
Name: **Representative office of OJSC "YUKOS OC" in People's Republic of China**
Location: **People's Republic of China, Beijing, Chaoyan district, Lyan Ma Tsyao, Guamin Building, 1203.**
Established: **February 2, 2000**
Director: **Sergey Vasilyevich Prisyazhnyuk**
Power of attorney expires: **December 31, 2005**

3.2. Main economic activity of the issuer

3.2.1. Market sector of the issuer
Codes of main fields of activity of the issuer, according to Classification of Types of Economic Activities in Russia (CTEAR):
11.10.11, 23.20, 74.13.1, 74.20.2, 51.12.1, 50.50

3.2.2. Main economic activity of the issuer
Exploration of oil and gas fields;
Extraction of oil and gas;
Oil and gas refining;
Storage of oil and gas products;
Transportation of oil and gas products;
Sale oil and gas products (including delivery to general public and export);
Sale of electrical power and heat energy;
Purchase of electrical power from wholesale market; and
Other activity

Main (priority) activities of the issuer:

Indicator	**2000**	**2001**	**2002**	**2003**	**2004**	**Q1 2005**
Sale of oil						
Revenues from sale (including purchased oil), RUR'000	**26,718,849**	**20,392,887**	**17,072,934**	**2,794,030**	**2,508,383**	**500,909**
Percentage share of revenues from sale of oil in total	**73.68 %**	**71.79 %**	**70.3 %**	**38.40 %**	**39.3%**	**75.23%**

revenues						
Sale of oil products						
Revenues from sale (including purchased oil products), RUR'000	**9,009,643**	**6,433,257**	**4,634,492**	**1,565,454**	**0**	**0**
Percentage share of revenues from sale of oil products in total revenues	**24.84 %**	**22.65 %**	**19.08 %**	**21.51 %**	**0**	**0**

3.2.3.Main products (work, services) accounting for at least 10% of revenues for the reporting quarter.

Indicator	2000	2001	2002	2003	2004	Q1 2005
Oil						
Production of oil (sales, including purchased oil), thousand tons	8,637	5,119	4,360	641	645	167
incl. export	5,074	5,115	4,271	477	287	0
Price, RUR.*						
Revenues from sale of oil, RUR'000	26,718,849	20,392,888	17,072,934	2,794,030	2,508,383	500,909
incl. export	23,726,799	20,380,588	16,967,750	2,514,318	1,581,904	0
Oil products						
Production of oil products (sales, including purchased oil), thousand tons	3,122	1,690	1,566	459	0	0
incl. export	444	0	0	0	0	0
Price, RUR.*						
Revenues from sale of oil products, RUR'000.	9,009,643	6,433,257	4,634,492	1,565,454	0	0
incl. export	2,423,126	0	0	0	0	0
Lease services						
Revenues from services, RUR'000				1,622,848	584,208	142,294
Mediation services						
Revenues from services, RUR'000				764,202	3,139,195	713
Total revenue from sales, RUR'000	36,264,009	36,264,009	24,287,304	7,276,144	6,383,459	665,857
Producer price indices for different economic sectors **: The whole industry, %	31.6	10.7	17.1	13.1		
Fuel, %	55.2	2.2	24.3	1.4		
Oil extraction, %	58.0	-2.9	25.6	1.6		

* Not possible to state the unit price, as each type includes products with different prices
** Source: State Committee on Statistics of the Russian Federation

3.2.4. Suppliers of at least 10% of total inventory and resources

Q1, 2005: None

3.2.5. Distribution markets

Various regions and cities in Central, Ural, Siberia, Volga, Southern federal districts.

Consumers contributing to at least 10% of total sale revenues (provision of services):

Total Sales	2000		2001		2002		2003		2004		Q1, 2005	
	RUR'000	%	RUR'000	%	RUR'000	%	RUR'000	%	RUR'000	%	RUR'000	%
Including :												
Export of OIL												
Routhenhold Holdings LTD	4,533,027	13	3,527,412	12	5,957,213	22	2,513,270	29	968,761	15.2	0	
China International United Petroleum (Unipec)			3,019,180	11	4,114,201	15					0	
Chinaoil (Hong Kong) Corporation Ltd			3,088,366	11	4,106,618	15					0	
Elf Trading S.A.	6,395,425	18	4,456,940	16							0	
Trans Nafta ZAO	3,081,748	8									0	
Export of oil products												
Baltic Petroleum Trading Limited	2,381,835	7	0		0		0		0		0	
Sale of OIL to domestic markets												
"Torgoviy Dom "YUKOS-M" LLC									926,479	14.5	500,909	75
"Energotrade" LLC					1,282,915	7						
"Server" LLC												
Sale of oil products to domestic markets												
Ministry of Defense of the Russian Federation	2,001,799	6	1,548,546	5	2,171,875	8	1,565,454	18	0		0	
"Roszheldorsnab" – Ministry of Transportation	1,853,599	5	3,410,289	12	2,093,445	7	0	0	0		0	
Intermediary services												
Energotrade LLC									1,343,883	21		
Routhenhold Holdings LTD									1,205,609	19		
Leasing services												
OJSC "Yuganskneftegaz"	0		0		912,484	3	1,262,707	15	408,444	6.4	102,111	15

3.2.6. Working capital and funds

- "YUKOS" maintains necessary levels and structure of working capital, while matching sources of working capital to assets financed.

3.2.7. Raw materials

No raw materials are used for main activities

3.2.8. Main competitors

Oil Companies	2000		2001		2002		2003		2004	
	Refining volume, m. tons	Market share, %	Refining volume, m. tons	Market share, %	Refining volume, m. tons	Market share, %	Refining volume, m. tons	Market share, %	Refining volume, m. tons	Market share, %
Refining, total	174.5	100	185	100	178.4	100	190	100%	194	100%
YUKOS (incl. VNK)	26.7 (incl. ANHK)	15	31.1 (incl. ANHK)	17	28.8 (incl. ANHK)	16	30.9 (incl. ANHK)	16%	31.9 (incl. ANHK)	16%
ANGARA NHK	-		-		-		-	-	-	-
LUKOIL	23 (incl. Komi TEK)	13	33.9 (incl. NORSI and Komi TEK)	18	29.4 (incl. NORSI and Komi TEK)	16	34.3 (incl. NORSI and Komi TEK)	18%	35.2 (incl. NORSI and Komi TEK)	18%
NORSI	3.8	2	-		-		-	-	-	-
KOMI TEK	-		-		-		-	-	-	-
SURGUTNEFTEGAZ	16	9	14.8	8	15.9	9	15.2	8%	16	8%
SIDANKO	3.7	2	4.6	2	3.8	2	4.6	2%	-	-
TATNEFT Nizhnekamsk	5.6	3	5.1	3	5.6	3	6.1	3%	6.4	3%
TNK	16 (incl. ONAKO)	9	15.5 (incl. ONAKO)	8	15.9 (incl. ONAKO)	9	15.7 ** (incl. ONAKO)	8%	20.2 ** (incl. ONAKO and Sidanko)	10%
ONAKO	-		-		-		-	-	-	-
CTK (Moscow Oil refinery)	9.3	5	9.1	5	9.8	5	9.5 *	5%	9.4 *	5%
SIBNEFT	12.6	7	13.3	7	13.4	8	13.8 **	7%	14.3 **	7%
BASHNEFTEKHIM	19.4	11	19.4	10	20.3	11	19.2	10%	18.3	9%
SALAVATNEFTEORGSINTEZ	5.4	3	5.8	3	6	3	6.2	3%	6.3	3%
ROSNEFT	7.3	4	8.4	5	7.8	4	9.5	5%	9.3	5%
SLAVNEFT	10.8	6	11.8	6	11.6	7	11.7	6%	12.4	6%
GAZPROM	4.8	3	6.7	4	5.2	3	6.2	3%	5.3	3%
Others	10.1	6	5.5	3	4.9	12	7.1	4%	9	5%

Note: * - includes Sibneft sales.
** - excluding Slavneft– YANOS.

Oil products sale (domestic markets) includes gasoline, diesel fuel, and fuel oil:

Oil Companies	2000		2001		2002		2003		2004	
	Sales, m. tons	Market share, %	Sales, m. tons	Market share, %	Sales, m. tons	Market share, %	Sales, m. tons	Market share, %	Sales, m. tons	Market share, %
Sales, total	**77.1**	**100**	**77**	**100**	**74.1**	**100**	**77.8**	**100**	**74.4**	**100**
YUKOS*	13.5	18	12.9	17	13.5	18	12.2	16	12.1	16
LUKOIL (incl. NORSI and KOMI TEK)	11.6	15	14.2	18	14.3	19	13.8	18	12.8	17

SURGUTNEFTEGAZ	3.9	5	2.9	4	2.5	3	2.7	3	2.4	3
TNK (incl.ONAKO and, from 2004, incl. SIDANKO)	9.1	12	7.5	10	7.5	10	6.2	8	7.8	10
SIBNEFT	6.6	9	7.3	9	6.9	9	6.8	9	6.3	8
BASHNEFTEKHIM	10.7	14	13.9	18	12.2	16	11.2	14	9.9	13
ROSNEFT	1.6	2	1.5	2	1	1	4.8	6	4.7	6
SLAVNEFT	4	5	4.9	6	3.8	5	3.6	5	3.1	4
TATNEFT-NIZHNEKAMSK	2.3	3	3	4	2	3	2.5	3	2.3	3
GASPROM	2.5	3	2.6	3	2.8	4	3.4	4	3.7	5
SIDANKO	2	3	2.2	3	2	3	1.5	2	-	-
Others	9.3	12	4.1	5	5.6	8	9.3	12	1.2	2

3.2.9. Information on licenses
Mentioned further in section 3.2.12 a.

3.2.10. Joint ventures of the issuer
ZAO "Telespetsnaz TV company"
"BOR" recreational facilities, Office of the President of the Russian Federation
ZAO "EKZA"

3.2.11. Additional requirements for issuers operating as investment funds
Not applicable

3.2.12. Additional requirements for issuers extracting mineral resources

a) Mineral reserves
[Original report presents a table showing names, locations, classification, volumes and production capacities of reserves operated by "YUKOS"]

Information on licenses held by the issuer, its subsidiaries or affiliated companies as of March 31, 2005 for using mineral reserves for geological assessment and extraction of hydrocarbons:
All licenses were received in accordance with legislation in force at the time licenses were received. No license was cancelled since 1992. Licenses of "YUKOS", its subsidiaries and affiliated companies may be extended in all cases when licensing covenants are met should it be necessary for completing development of mineral reserve fields.

[Tables in original report show all licenses owned by "YUKOS", its subsidiaries and affiliated companies, indicating field name, date of registration, expiration date and other details]

b) Refining mineral resources
1. OJSC "Angarsk oil refinery", OJSC "Achinsk oil refinery", "Strezhevsk oil refinery" LLC, OJSC "Sizran oil refinery", OJSC "Novokuybishev oil refinery" and OJSC "Kuybishev oil refinery" provide oil refinery services.
[Tables presented in original report list fixed assets used by these refineries for each entity, showing their book values, accumulated depreciation and net book values]

2. ZAO "Otradnenskiy gas refinery" and ZAO "Neftegorsk gas refinery" provide gas refinery services.
[Tables presented in original report list fixed assets used by these refineries for each entity, showing their book values, accumulated depreciation and net book values]

3.2.13. Additional requirements for issuers providing communication services
Not applicable

3.4. Future development plans

Information on future plans of OJSC "YUKOS OC" is presented with an assumption that the entity will continue as a going concern. Certain events related to court decisions and unsettled tax liabilities pose a serious risk for such going concern assumption.

[This section enumerates future plans of OJSC "YUKOS OC" related to development of oil and gas fields, drilling and geological assessments].

3.5. Issuer's membership in economic, banking and financial groups, holdings, concerns and associations:
- American Chamber of Trade (ACT) in Russia
- International Economic Forum (IEF)
- American-Russian Entrepreneurship Council (AREC)
- Royal Institute of International Relations (RIIR)
- The European Government Business Relations Council
- International Association of Oil and Gas Producers
- "Global Energy" International Prize Fund
- European Business Club

3.6. Subsidiaries and affiliates of the issuer

[Original report lists 172 subsidiaries and affiliates, showing percentage of share capital owned for each investee]

3.7. Composition, structure and value of fixed assets, information on fixed assets acquisition, replacement and disposal plans as well as all liens on fixed assets.

3.7.1. Fixed Assets
Fixed Assets as of the end of Q1, 2005:
Historic cost: **4,849,295 thousand Rubles**
Accumulated depreciation: **1,221,241 thousand Rubles**
Revaluations: **none for last five years**
Acquisition, replacement and disposals plans for items that account for over 10% of fixed assets of the issuer: **not planned.**
Liens: **No liens**

3.7.2. Property values
31.03.2005:

Property	Historic cost	Accumulated Depreciation	Net book value
Land	143	-	143
Buildings	129,089	17,485	111,604

Fixtures	2,119,834	574,315	1,545,519
Wells	1,203,613	257,696	945,917
Итого	**3,452,679**	**849,496**	**2,603,183**

No revaluations made within 12 months to the end of the reporting period.

IV. Information on economic activity of the issuer

4.1. Results of economic activities

4.1.1. Income and expenses

KPI	Calculation method	2000	2001	2002	2003	2004	Q1 2005
Revenue, RUR"000	Total sales revenue	36,264,009	28,407,692	24,287,304	7,276,144	6,383,459	665,857
Gross profit, RUR'000.	Revenue – cost of goods sold/services provided	14,575,517	10,220,325	11,412,984	3,281,576	4,990,739	250,863
Net earnings / loss, RUR'000	Operating income (expense) + extraordinary income – extraordinary expenses	7,191,000	29,686,450	40,700,666	37,424,290	- 37,424,290	-4,863,636
Labor capacity, RUR'000 / person	Revenue / average number of employees	394,174	302,209	282,411	196,653	455,961	176,621
Fixed assets utilization, %	Revenue / cost of fixed assets	945	309	145	166	132	18
Asset contribution, %	Net revenue / book value of assets	11	25	26	7	--	--
Earnings per share, %	Net earnings / (capital and reserves – equity funds + deferred income – repurchased own shares)	39	101	85	14	--	--
Profitability, %	Income from sales / Gross revenue	27	17	23	0	33	--
Accumulated deficit as of reporting date, RUR'000.	Accumulated deficit of prior and current years	--	--	--	--	417,475 218	4,863,636
Ratio of accumulated deficit as of reporting date to assets book value	Accumulated deficit/ Assets book value	--	--	--	--	1.28	1.52

4.2. Liquidity

[Tables in original report present indicators of issuer's liquidity for each of the reporting periods between 2000 and Q1, 2005]

4.3. Balances and structure of capital and reserves

4.3.1. Balances and structure of capital and reserves
[Tables in original report present balances and composition of capital and reserves for each of the reporting periods between 2000 and Q1, 2005]

4.3.2. Capital adequacy as of Q1, 2005
Equity (capital and reserves): - 407,039,393 thousand Rubles
Short-term liabilities: 318,940,919 thousand Rubles

4.3.3. Cash
Not possible to determine cash requirements due to current litigations.

4.3.4. Investments
Investments totaling 10% and more of overall investment balance:
Common registered non-certificated shares - "Sibneft" open joint-stock company
Number owned: **1,637,644,564 shares**
Total nominal value: **2,620,231.30 Rubles**
Overall investment balance: **136,350,286,398.64 Rubles**
Allowance for decrease in fair value: **none**

No other investments totaling 10% and more of overall investment balance exist as of reporting date.

4.3.5. Intangible assets

RUR'000

%	2000	2001	2002	2003	2004	Q1 2005
Historic cost Including:	**323,794**	**11**	**101**	**874**	11,710	**11,710**
Trademarks	11	11	71	316	**316**	316
Licenses	32,202		30	31	**30**	30
Software and databases	237,758			527	**11,364**	11,364
Accumulated Amortization Including:	**21,210**		**3**	**84**	3,739	**3,765**
Trademarks	-	-	-	-	-	-
Licenses	1,356		3	13	**23**	23
Software and databases	15,957			71	**3,715**	3,742

Amounts spent for Research and Development activities:

RUR'000	2001	2002	2003	2004	Q1, 2005
	9,414	628	-	-	-

4.5. The company is a defendant in several court cases which may negatively impact the Company's ability to continue as a going concern:
- OJSC "Yuganskneftegaz"- 62 billion Rubles
- OJSC "Yuganskneftegaz" - 140 billion Rubles
- OJSC "Yuganskneftegaz" - 163 billion Rubles

V. Detailed information about members of the Board and Internal Audit, and short information about employees.

5.1. Structure and authority of executive bodies
The structure of executive bodies complies with the legislation of the Russian Federation and relevant articles of incorporation.

5.2. Members of executive bodies as of December 31, 2004
5.2.1. Board of Directors of OJSC "YUKOS OC"
[Original report presents short résumés of members of the BOD, listed in Section 1.1]

5.2.2. The sole executive body of OJSC "YUKOS OC"
"YUKOS-Moscow"
Phone: (095) 232 31 61, Fax: (095) 232 31 60
Email address: info@yukos.ru
[Original report presents short résumés for chairman, members of collegiate body and BOD, listed in Section 1.1]

5.2.3. Collegiate executive body is not mentioned in articles of incorporation of OJSC "YUKOS OC".

5.3. Executives' compensation and bonuses
2004:
BOD – Bonuses (6,666,849 Rubles)
Managing organization – management fee (603,300,000 Rubles)

The level of compensation to be paid to OJSC "YUKOS OC" BOD members and expenses to be reimbursed to them during 2004-2005 were set at an equivalent of **$2 m**.

5.4. Information on structure and authority of internal audit
[Original report presents detailed information on structure and authority of internal audit, in accordance with articles of incorporation]

5.5. Information on members of Internal Audit division
[Original report presents short résumés for each member]

5.6. Compensation and bonuses paid and expenses reimbursed to Internal Audit
No information

[5.7. Tables in original report present the number of employees and summary education information]

5.8. Liabilities to employees related to their participation in share capital of the issuer
None

VI. Information on shareholders of the issuer and non-arms length transactions

6.1. Total number of shareholders
51,651

6.2. Shareholders owning at least 5% or at least 20% of share capital
"TRUST" Investment bank – 42.1145%
"Deutsche Bank" limited liability company – 21.7567%
"Brunswick UBS Nominees" – 9.8220%

6.3. Share capital of the issuer owned by the federal or municipal bodies
None

6.4. Limitations on participation in issuer's share capital
No limitations

6.5. Changes in shareholders with at least 5% of total shares held and their ownership percentages:

[Original report shows 10 tables referring to shareholders' meetings at which changes in share capital structure were presented. After the latest change, presented at shareholders' meeting dated June 24, 2004, the following structure is in place:]

Share capital: 10,801,955 Rubles 54 kopecks

#	Shareholder	Ownership percentage, (%)	Percentage of common shares owned in total common shares issued, (%)
1	HULLEY ENTERPRISES LIMITED	40,36	40,36
2	Deutsche Bank Trust Company Americas	15,82	15,82
3	Heflinham Holdings Limited	10,04	10,04
4	UBS AG	8,33	8,33
5	N.P. Gemini Holdings Limited	7,23	7.23

6.6. Non-arms length transactions
None for reporting quarter

6.7. Accounts Receivable

	Dec 12, 2000	Dec 12, 2001	Dec 12, 2002	Dec 12, 2003	Dec 12, 2004	Dec 12, 2005
Total accounts receivable, RUR'000 including:	41,648,506	30,566,731	38,894,943	62,150,954	101,579,680	94,832,170
Overdue accounts receivable, total, RUR'000.	0	0	0	0	0	0

Maturity analysis for accounts receivable:

Q1 2005

Type of receivable	Maturity

	up to 30 days	30 to 60 days	60 to 90 days	90 to 180 days	180 days to 1 year	Over 1 year
Accounts receivable, total, RUR'0000 including:	8,089,386	538,973	25,685,341	25,580,691	34,937,779	-
Overdue, RUR'000.	-	-	-	-	-	-
Trade receivables RUR'000	5,556,086	188,494	22,015,570	14,331	-	-
Notes receivable, RUR'000.	-	-	-	-	-	-
* receivable from subsidiaries and affiliated companies, RUR'000	-	-	-	-	-	-
Unpaid capital receivable from shareholders, RUR'000	-	-	-	-	-	-
Advances given, RUR'000.	805,531	-	-	-	-	-
Other debtors, RUR'000.	1,727,769	350,479	3,669,771	25,566,360	34,937,779	-
Total, RUR'000	8,089,386	538,973	25,685,341	25,250,691	34,937,779	-

* separate disclosure not required by Ministry of Finance reporting forms

2004

Type of receivable	Maturity					
	up to 30 days	30 to 60 days	60 to 90 days	90 to 180 days	180 days to 1 year	Over 1 year
Accounts receivable, total, RUR'0000 including:	19,239,743	198,561	21,622,806	25,580,691	34,937,879	-
Overdue, RUR'000.	-	-	-	-	-	-
Trade receivables RUR'000	16,488,174	167,493	18,485,582	14,331	-	-
Notes receivable, RUR'000.	-	-	-	-	-	-
* receivable from subsidiaries and affiliated companies, RUR'000	-	-	-	-	-	-
Unpaid capital receivable from shareholders, RUR'000	-	-	-	-	-	-
Advances given, RUR'000.	818,102	-	-	-	-	-
Other debtors, RUR'000.	1,933,467	31,068	3,137,224	25,566,360	34,937,879.	-
Total, RUR'000	19,239,743	198,561	21,622,806	25,580,691	34,937,879	-

* Separate disclosure not required by Ministry of Finance reporting forms

2003

Type of receivable	Maturity					
	up to 30 days	30 to 60 days	60 to 90 days	90 to 180 days	180 days to 1 year	Over 1 year
Accounts receivable, total, RUR'0000 including:	47,982,398	12,355,799	1,754,183	16,894	41,680	0

Overdue, RUR'000.	0	0	0	0	0	0
Trade receivables RUR'000	29,531,214	4,276,920	1,162,857	16,894	41,680	
Notes receivable, RUR'000.	0	0	0	0	0	0
* receivable from subsidiaries and affiliated companies, RUR'000	-	-	-	-	-	-
Unpaid capital receivable from shareholders, RUR'000	0	0	0	0	0	0
Advances given, RUR'000.	3,665,254	57,063	14,151	0	0	0
Other debtors, RUR'000.	14,785,930	8,021,816	577,175	0	0	0
Total, RUR'000	47,982,398	12,355,799	1,754,183	16,894	41,680	0

* Separate disclosure not required by Ministry of Finance reporting forms

2002

Type of receivable	Maturity					
	up to 30 days	30 to 60 days	60 to 90 days	90 to 180 days	180 days to 1 year	Over 1 year
Accounts receivable, total, RUR'0000 including:	**36,598,015**	**1,863,599**	**395,376**	**21,169**	**16,784**	**0**
Overdue, RUR'000.	0	0	0	0	0	0
Trade receivables RUR'000	21,180,524	825,319	119,203	1,023	16,784	0
Notes receivable, RUR'000.	0	0	0	0	0	0
* receivable from subsidiaries and affiliated companies, RUR'000	5,518,490	947,134	73,615	-	-	-
Unpaid capital receivable from shareholders, RUR'000	0	0	0	0	0	0
Advances given, RUR'000.	3,650,664	36,562	132,735	0	0	0
Other debtors, RUR'000.	6,248,337	54,584	69,823	20,146	0	0
Total, RUR'000	36,598,015	1,863,599	395,376	21,169	16,784	0

2001

Type of receivable	Maturity					
	up to 30 days	30 to 60 days	60 to 90 days	90 to 180 days	180 days to 1 year	Over 1 year
Accounts receivable, total, RUR'0000 including:	**16,713,687**	**9,306,221**	**2,720,559**	**1,424,005**	**402,259**	**0**
Overdue, RUR'000.	0	0	0	0	0	0
Trade receivables RUR'000	9,030,537	1,064,612	781,387	215,929	0	0
Notes receivable, RUR'000.	0	0	0	0	0	0
* receivable from subsidiaries and affiliated companies, RUR'000	1,955,499	1,286,874	114,983	92,951	49,057	-

Unpaid capital receivable from shareholders, RUR'000	0	0	0	0	0	0
Advances given, RUR'000.	1,595,278	431,885	0	0	0	0
Other debtors, RUR'000.	4,132,373	6,522,850	1,824,189	1,115,125	353,202	0
Total, RUR'000	16,713,687	9,306,221	2,720,559	1,424,005	402,259	0

2000

Type of receivable	**Maturity**					
	up to 30 days	**30 to 60 days**	**60 to 90 days**	**90 to 180 days**	**180 days to 1 year**	**Over 1 year**
Accounts receivable, total, RUR'0000 including:	**25,933,557**	**8,807,179**	**5,452,242**	**1,455,528**	**0**	**0**
Overdue, RUR'000.	0	0	0	0	0	0
Trade receivables RUR'000	9,529,420	3,148,912	3 180 084	676,389	0	0
Notes receivable, RUR'000.	1,099	1,098	716	21,735	0	0
* receivable from subsidiaries and affiliated companies, RUR'000	5,195,983	77,039	1,989,842	565,551	0	-
Unpaid capital receivable from shareholders, RUR'000	0	0	0	0	0	0
Advances given, RUR'000.	894,442	5,907	0	0	0	0
Other debtors, RUR'000.	10,312,613	5,574,223	281,600	191,853	0	0
Total, RUR'000	25,933,557	8,807,179	5,452,242	1,455,528	0	0

Receivables amounting to at least 10% of total accounts receivable balance:

Q1 2005

#.п/п	**Debtor**	**Accounts receivable**	**% in total accounts receivable balance**
1	**Unsettled payments with regards to litigations related to tax claims for 2000-2003**	34,937,879	36.8418
2	**"YUKOS-Import" limited liability company**	25,566,360	26.9596
TOTAL:		**60,504,239**	**63.8014**

"YUKOS-Import" is a 100%-owned subsidiary of OJSC "YUKOS OC":

[Original report also presents tables for 2000-2004]

VII. Financial Statements of the issuer and other financial information

7.1. Annual Financial Statements of the issuer
Financial statements of OJSC "YUKOS OC" as at and for the year ended December 31, 2004

7.2. Quarterly financial statements for the last reporting quarter

7.3. Consolidated financial statements of the issuer for the year just ended
No consolidated report is presented in the first quarter.

7.4. Shares in total exports and shares of exports in total sales

7.5. Significant changes in company's assets that took place after the last financial reporting year
No significant changes in the first quarter of 2005.

7.6. Current and pending litigation affecting financial position:

Details of 33 court cases in total, listing plaintiff/defendant, case details, case outcomes (where relevant) and amounts.

VIII. Additional information on the issuer and securities placed

8.1. Additional information on the issuer

8.1.1. Share capital
As of the end date of the last reporting period: **10,801,955.54 Rubles**
Common shares:
Total (RUR): **10,801,955. 54**
Total shares (units): **2,700,488,885**
Nominal value (RUR): **0.004**
Percentage of total share capital: **100 %**
Preferred shares:
Total (RUR): **0**
Total shares (units): **0**
Nominal value (RUR): **0**
Percentage of total share capital: **0 %**

Shares sold outside Russian Federation: 15.24% (of total authorized share capital)

8.1.2. Information on changes in share capital amounts
[Original report presents information on changes in share capital]

8.1.3. Information on creation and use of equity reserves
[Original report presents equity reserves policies and movements in each equity reserve between 2000 and 2005]

8.1.4. Information on calling general shareholders' meeting
[Original report enumerates relevant policies and procedures for organizing general shareholder's meeting]

8.1.5. Investees with at least 5% of total share capital or at least 5% of common shares owned by the issuer.

[Original report lists **181** investees with names, addresses, percentages of share capital owned, and details of cross-ownership of the issuer's shares by investees' executives]

8.1.6. Significant transactions
None in Q1, 2005

8.1.7. Credit ratings
Common registered non-certificated shares of OJSC "YUKOS OC"
December 31, 2004
Standard & Poor's - "D", ("ruD")
Moody's Investors Service Limited UK (Moody's) - - "Caa2" (senior implicit public rate rating – "Caa3").

8.2 Information on outstanding share types
[Information in the original report repeats most of the information presented in Introduction and also lists shareholder's rights, dividend payout information, information on general shareholder's meetings etc.]

8.3. Previous issues of securities other than shares
None

8.3.1. Previous issues of securities other than shares that were cancelled
None

8.3.2. Information on issues of marketable securities
No issues other than shares

8.3.3 Information on securities issues on which the issuer defaulted
No issues other than shares. No defaults on securities.

8.4 Information on guarantors on bond issues.
No previous bond issues.

8.5. Condisions for securing payment obligations related to bonds issued
No bonds issued

8.6. Registrar
"M-Reestr" Private Corporation
License #: **10-000-1-00319**
License issued: **May, 18, 2004**
Expiration date: **no expiration date**
Licensed by: Federal Securities Markets Commission

8.7. [This section lists legislation that governs import and export of capital, which may affect dividend, interest, and other payouts to non-residents]

8.8. Taxation of income on securities placed

1. Personal income tax
1.1 Dividend income (residents)
Taxed at source, at 9%
1.2. Personal income from sales of securities (residents)
Taxed at 13 %
1.3. Personal income from securities purchased below market value (residents)
Taxed at 13%
1.4. Dividend income (non-residents)
Taxed at 30%
1.5. Personal income from sales of securities (non-residents)
Taxed at 30%
1.6. Personal income from securities purchased below market value (non-residents)
Taxed at 30 %

2. Corporate income tax
2.1. Dividend income (residents)
Taxed at 9 %
2.2. Personal income from sales of securities (residents)
Taxed at 24 %
2.3. Dividend income (non-residents)
Taxed at 15 %
2.4. Personal income from sales of securities (non-residents)
Taxed at 20 %
2.5. Dividend income received by representative offices of foreign entities in Russia
Taxed at 15 %
2.6. Income from sales of securities received by representative offices of foreign entities in Russia
Taxed at 24%

3. VAT (Value Added Tax)
Value Added Tax on income from sales of securities
Dividend income is exempt from VAT

8.9. Dividends declared and paid and interest paid on bonds.

2000: 3.84 Rubles per share, 8,590,048,320 Rubles in total

2001: 6.82 Rubles per share, 15,256,283,735 Rubles in total

2002: 9.89 Rubles per share, 22,123,848,408 Rubles in

2003: 26.78 Rubles per share, 59,902,601,605.08 Rubles in

2004: It was decided that dividends will not be paid based on results of the year 2003

1 quarter of 2005
No decision was made in first quarter of 2005 regarding payment of dividends

The Issuer has no bonds.

8.10. Other information
None

APPENDIX

Annual Financial Statements
OJSC "YUKOS OC"
As of and for the year ended December 31, 2004
RUR'000

Balance Sheet - highlights
Current assets: 326,611,572
Non-current assets: 212,057,793
Current liabilities: 555,924,290
Non-current liabilities: 172,863,039
Equity capital: (402,175,757)

Off-balance sheet items - highlights
Collateral received: 610,471,400

Income Statement - highlights
Revenue: 6,389,459
Cost of sales: (1,392,720)
Commercial expenses: (177,961)
General and administrative expenses: (2,681,662)
Interest expense: (20,840,037)
Other operating expenses: (47,152,823)
Non-operating income: 49,156,662
Non-operating expense: (187,325,887)
Income tax expense: (198,618,410)
Tax penalties paid: (304,557,453)
Net loss for the period: (417,475,218)

Statement of cash flow - highlights
Other income: 459,224,656
Tax paid: (102,516,366)
Other payments: (345,822,034)
Net cash flow from operating activities: (37,031,180)
Net cash flow from investing activities: (6,307,786)
Net cash flow from investing activities: 42,705,430
Net decrease in cash and cash equivalents: (633,536)

APPENDIX

Annual Financial Statements
OJSC "YUKOS OC"
As of and for the quarter ended March 31, 2005
RUR'000

Balance Sheet - highlights
Current assets: 105,699,574
Non-current assets: 324,352,345
Current liabilities: 318,940,919
Non-current liabilities: 173,042,895
Equity capital: (407,039,393)

Off-balance sheet items - highlights
Collateral received: 612,163,200

Income Statement - highlights
Revenue: 665,857
Cost of sales: (414,994)
Commercial expenses: (30)
General and administrative expenses: (331,651)
Other operating income: 470,470
Other operating expenses: (43,267)
Interest expense: (5,516,144)
Non-operating income: 1,413,725
Non-operating expense: (2,055,845)
Income tax expense: -
Tax penalties paid: -
Net loss for the period: (4,863,636)

APPENDIX

Resolution of the Board of Directors
On Improvement of Corporate Governance

OJSC "YUKOS OC"

1) Board of Directors will create three internal committees: Executive Committee, Audit Committee, and Corporate Governance Committee. The last two committees will be lead by independent (non-executive) directors. Corporate Governance Committee will report to general shareholders' meeting on progress in this area.

2) The information about governance structure of the company will be open for everyone and will be renewed as needed. The person responsible for investor relations will report to the Finance Director of the Company and will provide all shareholders with relevant, timely, and accurate information.

3) Board of directors will ensure that financial statements are issued in accordance with US GAAP or similar standards, as follows:
Annual statements, for 1999;
Semiannual statements for 2000;
Quarterly statements, starting from 2001;
Financial statements, supported by internationally recognized auditor's opinion will be published within the same time periods, as for other international companies of such level in the nearest future, but not later than 2003.

4) Related party transactions, if they take place, will be monitored closely and information about them will be published, if necessary.

5) The Company will initiate the issue of ADR Level 1 within one year, and ADR Levels 2 and 3 within next three years. New independent and effective Registrar to maintain the shareholders register will be introduced to general shareholders' meeting.

6) Board of Directors will approve new incentive schemes for top managers of the Company, based on income growth, personal achievements, and dynamics of market value of the Company's shares. These schemes will be introduced as early as 2000

7) Dividends will be paid out within 3 months after being declared at general shareholder's meeting.

APPENDIX

Company Standard -
Release of information and transactions with securities due to ADR issue

This standard was developed due Bankers Trust Company making available Level 1 American Depositary Receipts (ADR) representing OJSC "YUKOS OC" and their listing on a stock exchange. The standard sets requirements for:
- collection, assessment, preparation and submission of the information related to activities of OJSC "YUKOS OC" (including subsidiaries) to US Securities and Exchange Commission by the Management Company;
- collection, preparation, and publishing and other disclosure of information on OJSC "YUKOS OC" (including subsidiaries);

- transactions with securities of OJSC "YUKOS OC" (including subsidiaries);

QUARTERLY REPORT

Open Joint-Stock Company YUKOS Oil Company

Issuer Code: | 0 | 0 | 1 | 9 | 8 | – | A |

Second quarter, 2005

Emitter 26 Ul. Lenina, Nefteyugansk, Khanty-Mansiysk, 628309, RF

Contact person: Vladimir Nikolaevich Yevseev, Deputy Corporate Finance Director

Tel. (095) 788 00 36
Fax: 095) 755 53 57
Report on web: www.yukos.ru

Company name: YUKOS Oil Company

Acronym: OAO NK YUKOS
26 Ul. Lenina, Nefteyugansk, Khanty-Mansiysk, 628309, RF

Mailing address: 31A, Ul. Dubininskaya, Moscow, 115054, RF.
Tel. (095) 788 00 36
Fax: 095) 755 53 57
Email: info@yukos.ru
Report on web: www.yukos.ru

Description of securities: ordinary, uncertified bearer shares
Number of said shares issued: 2 700 488 885

Incl.:
1) 2 236 964 578
Nominal value: 0.004 RUR
State reg. #: 1-02-00198-A of 7/22/2003

2) 463 524 307 (annulled issue)
Nom. value: 0.004 RUR
State reg. #: 1-02-00198-A-002D of 7/22/2003

FCSM amalgamated additional issues such that:

- The following State reg. #s were annulled:
  87-1 «p»-726 of 11/08/1995;
  87-1-778 of 09/25/1996;
- And replaced with # 1-02-00198-A of 07/22/2003.

Moscow Arbitration Court annulled numbers 1-02-00198-A-002D of 07/22/2003
The above changes are not yet reflected in the Charter.

I. Data on managers of the issuer, bank accounts, auditor, assessor, etc.

1.1. Members of the issuer's management

1.1.1. Sole executive body: Steven Michael Theede, d.o.b 1952; President

1.2. Bank accounts

Sberbank RF, Tambov, # 8594
Taxpayer ID: 7707083893
130. Ul. Karl Marx, Tambov, 392036

BNP PARIBA Bank, ZAO
Taxpayer ID: 7744002405
½ Bolshoi Gnezdnikovsky Pereulok, Moscow, 125009

OAO Vneshtorgbank
Taxpayer ID: 7702070139
16 Ul. Kuznetsky Most, Moscow, 103031

Investment bank OAO TRAST
Taxpayer ID: 7705283015
3 & 7, 84 Ul. Sadovnicheskaya, Moscow, 115035, RF

OOO Deutsche Bank, Moscow
Taxpayer ID: 7702216772
4, Ul. Shepkina, Moscow, 129090

ING Bank (Eurasia), ZAO
Taxpayer ID: 7712014310
31. Ul. Krasnaya Presnya, Moscow, 123022

Kommerzbank (Eurasia), ZAO
Taxpayer ID: 7710295979
14/2 Kadashevskaya Naberezhnaya, Moscow 119017

Credit Lyonnais Rusbank, ZAO, Moscow
Taxpayer ID: 7831000612
6, 1 Bolshoy Zlatoustinsky Per., Moscow, 101000

ZAO International Moscow Bank
Taxpayer ID: 7710030411
9, Prechistenskaya Naberezhnay, Moscow, 119034

OAO TRAST, Krasnoyarsk
Taxpayer ID: 7831001567
48, Ul. Karl Marx, Krasnoyarsk, 660000

OAO TRAST, Moscow
Taxpayer ID: 7831001567
20. 12/11 First Bukhvostova Ul., Moscow, 117258

ZAO Citibank
Taxpayer ID: 7710401987
8-10. Ul. Gasheka, Moscow, 125047

OAO Solidarnost
Taxpayer ID: 6316028910
90. Ul. Kuybysheva, Samara, 443099

Bank Societe Generale Vostok, ZAO
Taxpayer ID: 7703023935
2, Yakimanska naberezhnaya, Moscow, 119180

OAO TRAST, Tomsk
Taxpayer ID: 7831001567
24, Naberezhnaya Reki Ushaiki, Tomsk, 634050

1.3. Data on auditor of issuer

PricewaterhouseCoopers, ZAO
52/5 Kosmodamianskaya naberezhnaya, Moscow, 115054
Tel.: (095) 967 6000 Fax: (095) 967 6001
Email: doug.miller@ru.pwcglobal.com
Licence #: E 000376
Issue date: 20.05.2002
Valid until: 20.05.2007
Issued by: Central Audit Licence Commission of RF Finance Ministry
Years audited: 1996– 2004.
Factors, hindering independence: none.
Shares in issuer owned by auditor: none.
Loans from auditor to issuer: none.
Close business or familial relationship: none.
Persons holding positions in both auditor and issuer: none.
Tender procedure for auditor selection: none.

1.4. Data on appraiser

ZAO Mezhdunarodny tsentr otsenki
Tel.: (095) 261 91 10. Fax: (095) 267 99 36
Email: invacent@dol.ru
Licence: 000002
Service: Determining market cost of shares.

1.5. Data on consultants

ZAO Investment Company AVK
Tel.: (812) 237 03 44 Fax: (812) 237 06 50
Email: postmaster@mail.avk.ru
Licence: 178-03343-010000
Broker licence: 178-03255-100000
Web: www.avk.ru
Services: Organize 2003 issue

1.6. Other signatories to quarterly report

none

II. Key data on financial status

Cost of net assets, in 000 RUR	- 405 666 652
Turnover of accounts receivable	0.01
Amortization as percentage of revenue	18.6

2.2. Market capitalization

	31.12.2000	31.12.2001	31.12.2002	31.12.2003	31.12.2004	30.06.2005
Market capitalization in bln. USD	3.79	10.64	19.71	27.75	1.9	1.2

2.3.1. Accounts payable

	30.06.2005
Accounts payable, total, 000 RUR including:	720 044 233
Accounts payable, overdue, total, 000 RUR	296 484 183

Creditors owed at least 10% of total debt:

№ п/п	Creditor	Debt, 000 RUR
	Taxes and charges	296 602 432
	Debts on exchange notes issued to receive monetary loans	102 768 582
	Yukos Capital S.a.r.l. 33, Boulevard du Prince Henri L-1724, Luxembourg	96 974 507
TOTAL		496 345 521

2.3.2. Banking history

Loan date or contract number	Creditor	Principal Mln. USD	Settlement		Arrears	
			planned	actual	principal	Interest
05.12.1997	Credit Lyonnais, Goldman Sachs, Merrill Lynch	500	05.12.2002	05.09.2001	none	none
27.05.1999 г. (from 07.07.1998 г. To 27.05.1999: banker's guarantee)	Societe Generale, West LB	100	31.08.2000	06.08.1999	none	none
# 1/97 of 23.01.1997	Credit Lyonnais	55	30.04.2000	04.08.1999	none	none

Debt transfer # 149 of 14.05.1999, plus # 2 of 14.05.1999.	Vneshtorgbank	30	August, 2002	06.05.2001	none	none
02.08.2000	Credit Lyonnais (Suisse) S.A., Credit Lyonnais Rusbank, Bank Austria Handelsbank AG, Citibank T/O, Commerzbank AG, Natexis Bank Populaires, OTP Bank, Standard Bank London Limited	50	April, 2001	03.05.2001	3	none
19.04.2001	OTP Bank Rt.	25	April, 2002	05.11.2001	none	none
1.000.000.000 USD of 24.09.2003, Tranche A	Societe Generale	500	30.12.2004, quarterly, final settlement on 30.09.2006	-	none	210
1.000.000.000 USD of 24.09.2003, Tranche B	Societe Generale	500	30.12.2004, quarterly, final settlement on 30.09.2008	-	none	210
1.600.000.000 USD of 30.09.2003, Tranche A	Societe Generale	800	06.01.2005, quarterly, final settlement on 30.09.2006	-	none	210
1.600.000.000 USD of 30.09.2003, Tranche B	Societe Generale	800	06.01.2005, quarterly, final settlement on 30.09.2008	-	none	210
Loan of 02.12.2003	Yukos-Capital S.a.r.l.	2758.62	31.12.2008 31.03.05	–	none	274

Loan of 02.12.2003	Yukos-Capital S.a.r.l	355	30.12.2009	-	none	182

2.3.3. Issuer obligations from security, extended to third parties

Sum of guarantees issued: 1 543 770 000 RUR as of 30.06.2005
Sum, actually paid against guarantees: nil 000 RUR

2.5. Risks, related to purchase of securities

2.5.1. Industry risks
World and local prices for oil and oil products.
Changes to tax regime.
Increased export duties.

2.5.2. Country and regional risks
Economic instability.
Fluctuating world oil prices
Strengthening RUR v. USD
Unstable legislative environment

2.5.3. Financial risks
Currency risks: RUR/USD exchange rates; fall in nominal value of RUR.
Change in percentage of income from export, legally bound for repatriation.
Restrictions on conversion of RUR income into currency.
High inflation.

2.5.4. Legal risks
Change in customs and duty regulations (declaration procedures, ban on concessionary procedures, criminal cases against persons responsible for full declaration).
Tax legislation changes (amendments to Tax Code)
Changes to licensing requirements
Changes to currency controls.

2.5.5. Other risks
Legal procedures against issuer.

III. Issuer data

3.1.5. Tax ID: 8604010486

3.1.6. Branches
Representative office of OAO NK YUKOS in China.
1203, Guanmin Building, Ul. Lyan Ma Tsyao, Peking, China
Opened: 2.02.2000
Contract valid until: 31.12.2005

3.2. Main economic activity

3.2.1. Sector: as per OKVED, industry sector codes: 11.10.11. 23.20. 74.13.1. 74.20.2, 51.12.1. 50.50

3.2.2. Main commercial activity

	6 months of 2005.
Oil sales	
Income from sales, 000 RUR	967 053
Share of oil sales income in total issuer income	74.37%

3.2.3. Main product types

Products (work, services) providing >10% of revenue.

Oil	
Volume of revenue from oil sales, 000 RUR	967 053
Proportion of total revenue, %	74.37%
Letting services	
Volume of revenue from services, 000 RUR	284 634
Proportion of total revenue, %	21.88%
Total volume of revenue from sales, 000 RUR	1 300 374

3.2.5. Product supply markets

Product is supplied mainly to the Central Federal District, Urals Federal District, Sibersky Federal District, Privolzhsky Federal District and the South Federal District. The imperfect Transneft oil transportation system is the limiting factor. Much oil is sold in international markets via Black Sea export terminals. Transport from the Black Sea via the Bosfor Strait is limited. Some domestic and foreign distribution is by the failing and limited Russian railroad system.

No deliveries of oil and oil products to foreign markets during the second quarter of 2005.

3.2.7 Joint ventures

ZAO Telekompaniya Telespetsnaz
Type of joint activity: Partnership agreement
Investment volume: 41 575 000 RUR
Type of property invested: Monetary resources in RUR
Objective: Create and run YUKOS MOTORSPORT INTERNATIONAL
Financial result achieved: not planned

Health Complex Bor, RF Presidential Administration
Type of joint activity: Participatory construction
Investment volume: 8 568 000 RUR
Type of property invested: Monetary resources in RUR
Objective: Reconstruction and construction of facility
Financial result achieved: not planned

ZAO EKZA
Type of joint activity: Participatory construction
Investment volume: 292 767 000 RUR
Type of property invested: Monetary resources in RUR
Objective: Construction of cleaning station
Financial result achieved: not planned.

Data on licenses for development of mineral resources
Since 1992, no licences have been recalled from YUKOS or any subsidiary.
All licenses held can be extended in all cases for completion of development.
Extensions for 15 licences have been requested and granted.

Payment by YUKOS and subsidiaries for use of resources is currently delayed, due to financial problems, experienced by YUKOS.

3.3. Future plans

Court rulings and unregulated tax obligations create a serious threat to the continued operation of the company in future. Plans for future activity assume that YUKOS will continue to operate in future, uninterrupted.

After sale of OAO Yuganskneftegaz by court bailiffs, continued development of remaining fields, and exploration under license. General modernization and improvement.

Strategy: production at licensed areas using modern technologies to increase production. Hope to find funds to maintain production of OAO Samaraneftegaz and OAO Tonskneft-VTK at 20-30 mln. tons/year for the next 5 years .

Exploration only within existing licenses.

Sale of production assets, which cannot be developed, given financial capabilities of the company.

Restructuring filling station network and supply logistics (reduce number of oil depots, use large transportation facilities).

3.4. Participation in industrial, banking and financial groups, holdings, etc.

American Chamber of Commerce min Russia
Member.

World Trade Forum
Member.

American-Russian Enterprise Council
Member.

The Royal Institute of International Affairs (RIIA)
Member.

Council for Relations Between European Governments and Business
Member.

International Association of Oil and Gas Producers, OGP
Member.

European Business Club
Member.

3.6.1. Fixed assets

	Initial cost, RUR.	Sum of accrued amortization, RUR.
As of 30.06.2005		
Land	143 006	0
Buildings	129 088 704	18 964 966
Installations	2 201 019 973	632 713 057
Wells	1 226 548 387	287 837 925

Equipment and machinery	1 271 057 460	393 915 815
Other fixed assets	75 106 036	8 919 721
Total:	4 902 963 566	1 342 351 484

4.1.1. Profit and Loss

	30.06.2005
Revenue, 000 RUR	1 300 374
Gross profit, 000 RUR	555 893
Net profit, 000 RUR	- 4 207 526
Product profitability, %	12.5
Sum of uncovered loss, 000 RUR	406 903 249
Ratio of uncovered loss and currency balance	1.3

4.2. Liquidity, capital adequacy and working capital

	30.06.2005
Own working capital, 000 RUR	-620 891 185

4.3.1. Capital and working capital

Charter capital (RUR): 10 801 956 RUR
Total cost of shares repurchased for subsequent resale: 44 004 106 RUR
Reserve capital, drawn from profit: 1 620 294 RUR
Additional capital: 551 546 778 RUR
Undistributed net profit: - 406 903 248 757 RUR
Total capital: - 406 383 283 835RUR

Working capital	99 153 048 000 RUR
reserves	853 269 000 RUR
accounts payable	89 602 782 000 RUR
short-term financial investment	7 068 512 000 RUR
monetary resources	412 866 000 RUR

V. Data on members of management bodies

Board of Directors

[For all, unless otherwise stated:
Share in charter capital of issuer: none.
Share of ordinary shares of issuer and number of shares of issuer of each category (type), which may be acquired by use of issuer options rights possessed: issuer options not issued
Share in charter capital of subsidiary and associated companies: none.
Share of ordinary shares of subsidiaries of associated companies of issuer and number of shares of each category (type), which may be acquired by use of options rights possessed: subsidiary/associated company options not issued.
Familial relations with other board members or financial controllers: none]

Viktor V. Gerashenko, chairman
Yevgeny F. Saburov
Yury P. Pokholkov
Share in charter capital of issuer: 0.00001%
Ivan S. Silayev
Aleksei E. Kontorovich
Yury A. Beylin
Share in charter capital of issuer: 0.00148 %
Aleksandr P. Semikoz
Francois C. Bucle
Bernard Loze
Vladimir I. Forosenko
Steven M. Theede
Sole executive body: Steven M. Theede

5.3. Renumeration for managing bodies

	Bonuses, RUR	Renumeration, total, RUR
Board of directors	6 666 849	6 666 849
Management organization	Renumeration for management services: 603 300 000 RUR	

5.5. Data on members of financial control bodies

YUKOS Auditing Commission:
Elena V. Britkova
Shares or other interests: none

Nadezhda E. Korobeynikova
Share in charter capital of issuer: 0.00002%
Share of ordinary issuer shares owned: 0.00002%

Alla M. Poltoratskaya
Shares or other interests: none

5.6. Renumeration to financial control bodies

Body	Renumeration, total, RUR, 2004
Auditing Committee	0.00

VI. Data on shareholders and share deals

6.1. Total number of shareholders

Registered shareholders: 51 634

Registered nominee shareholders: 18

6.2. Shareholders possessing at least 5% of charter capital

6.2.1. OAO Investment Bank TRAST

Share held by shareholder, of charter capital of issuer, and share of ordinary shares in issuer: 42,1145% (nominee shareholder)

Shareholders, possessing at least 20% of charter capital of this issuer shareholder: issuer has no data

6.2.2. OOO Deutsche Bank

Share held by shareholder, of charter capital of issuer, and share of ordinary shares in issuer: 21.3816% (nominee shareholder)

Shareholders, possessing at least 20% of the charter capital of the Company: issuer has no data

6.2.3. ZAO Brunswick UBS Nominees

Share held by shareholder, of charter capital of issuer, and share of ordinary shares in issuer: 9.3410% (nominee shareholder)

Shareholders, possessing at least 20% of the charter capital of the Company: issuer has no data

6.5. Changes in shareholders, holding at least 5% of charter capital or ordinary shares

AGM of June 23, 2005

Charter capital: 10 801 955 RUR.

№	Name	Capital share, (%)	Share of ordinary shares, (%)
1	HULLEY ENTERPRISES LIMITED	40.36	48.73
2	Deutsche Bank Trust Company Americas	14,03	16.93
3	UBS AG	8.35	10.08
4	N.P. Gemini Holdings Limited	5.20	6.28

6.7. Accounts receivable

For second quarter:

	30.06.2005
Accounts receivable total, 000 RUR including:	89 602 782
Overdue accounts receivable, total, 000 RUR	-

Debtors with at least 10% of total accounts receivable:

№ п/п	Name	Total accounts receivable, 000 RUR	Fines, interest, etc.
1	Incomplete payments under enforcement proceedings for collection of tax claims for 2000-2003	34 937 879	-
2	YKOS-Import OOO	25 566 360	-
TOTAL:		60 504 239	-

OOO YUKOS-Import is an entity affiliated with OAO NK YUKOS:

Share of issuer in charter capital of affiliated entity: 100%

7.5. Exported oil

Oil of nil value was exported.

7.7. Current Legal proceedings

#	Case filed by	Against	Total claim (RUR)
1	RF Tax Ministry	OAO YUKOS OOO YUKOS-Moskva	99 375 538 234
2	OAO NK YUKOS	RF Tax Ministry	99 375 538 234
3	RF Tax Ministry	OAO NK YUKOS	40 607 549 600
4	OAO NK YUKOS	RF Tax Ministry	119 887 190 674
5	RF Tax Ministry Interregional Inspectorate	OAO NK YUKOS	72 040 907 796
6	OAO NK YUKOS	RF Tax Ministry Interregional Inspectorate	193 812 570 636.58
7	RF Tax Ministry Interregional Inspectorate	OAO NK YUKOS	170 403 445 486,06
8	Nimegan Trading Ltd.	OAO NK YUKOS and 7 other companies	To annul exchange of Sibneft shares for ordinary YUKOS shares
9	Nimegan Trading Ltd. And N.P. Gemini Holdings Ltd.	FCSM RF and OAO NK YUKOS	Annul issue of 1 bln. YUKOS shares
10	Nimegan Trading Ltd.	OAO NK YUKOS and others	Annul acquisition of YUKOS shares
11	OAO NK YUKOS	Bailiff Kochergin, Moscow	Annul sale of Yuganskneftegaz shares
12	Nimegan Trading Ltd.	OAO NK YUKOS and others	Annul acquisition of YUKOS shares
13	Nimegan Trading Ltd. And N.P. Gemini Holdings Ltd.	OAO NK YUKOS	Annul resolution to call shareholders' meeting
14	Nimegan Trading Ltd. And N.P. Gemini Holdings Ltd.	OAO NK YUKOS, ZAO M-Reestr	Annul list of persons granted right to participate in shareholders' meeting
15	OAO Yuganskneftegaz	OAO NK YUKOS ZAO YUKOS Exploration and Production and OOO YUKOS-Moskva	Claim losses of 141 172 600 854, 61 Later increased to 226.091.565.619.51
16	OAO Yuganskneftegaz	OAO NK YUKOS	Caim debts of 62 359 504 905, 22
17	OOO Rusatommet	RF Ministries, ZAO Laguna, ZAO Monblan; ZAO NK YUKOS is third party	To reveal and annul sale of 2 982 654 shares in OAO NK YUKOS
18	OAO NK YUKOS	RFFI, Baikalfinanzgrup, NK Rosneft, Gazpromneft, Gazprom, RF Finance Ministry	Annul sale by auction of 43 ordinary OAO Yuganskneftegaz shares, losses worth 324.298.128.298.43

8.1.1. Size of charter capital: 10 801 955, 54 RUR

Including:

Ordinary shares:

Total (RUR): 10 801 955, 54

Total number of shares: 2 700 488 885

Nominal value (RUR): 0.004

Share in charter capital: 100 %

Privileged shares: 0

Amount of shares, circulating abroad: 15.24%

Foreign issuer: Deutsche Bank Trust Company Americas (FKA Bankers Trust Company). 60. Wall Street, New York, USA

Reserve fund: 1 620 000 RUR.
Production development support fund: 14 739 476 000 RUR.

Incentives fund: 1 165 000 RUR.

Corporate rewards fund: 2 345 000

8.1.7. Credit Ratings

As of December 31. 2004: Standard & Poor's - D, ruD.
Moody's Investors Service Limited UK (Moody's) - Caa2, public debt Caa3.

8.2 Data on share types: ordinary, uncertificated bearer shares
Number in circulation as of June 30, 2005: 2 236 964 578
Nominal value: 0.004 RUR
State registration number: 1-02-00198-A of 22.07.2003
Additional shares: 0
Number of authorized shares: 536 475 693
Number of shares, held by issuer: 130 073

Registrar: ZAO M-Reestr
23, Ul. Vavilova, Moscow, 117312, RF
License: 10-000-1-00319
Issued: 18.05.2004
Issued by: FCSM

APPENDIX 1

3.5. Subsidiaries and associated companies

a) Data on managing organizations, granted the authority of executive bodies, at least 20% of the charter capital of which is owned by the issuer as of June 30. 2005:

1. ZAO YUKOS Exploration and Production,
17a, Dubninskaya, Moscow, 115054, RF
Capital share: 0.01%
Ordinary shares: 0.01 %

2. ZAO YUKOS Refining and Marketing
17a, Dubninskaya, Moscow, 115054, RF
Capital share: 0.01%
Ordinary shares: 0.01 %

3.OOO Tsentr issledovaniy i razrabotok (TSIR) YUKOS
2, 55/1. Leninsky prospekt, Moscow, 119333, RF
Capital share: 77.4 %
Ordinary shares: 77.4 %

4. OOO IK SIBINTEK
2, 22 Ulansky Pereulok, Moscow, 103045, RF
Capital share: 48.99 %

5. OOO Alnasmashservis
5, 23, Ul. Vavilova, Moscow, 117312, RF
Capital share: 100%

6. ZAO Servisniye tekhnologii
Capital share: 0%

7. OOO TsPU Nefteyugansk
26, Ul. Lenina, KhMAO, Nefteyugansk, 628300, RF
Capital share: 0%

8. OOO TsPU Samara
252a. 145. Ul. Kuybuisheva, Samara, RF
Capital share: 0%

9. OOO TsPU Strezhevoy
11. Ul. Yermakova, Tomsk Oblast, RF
Capital share: 0%

10. OAO TomskNIPIneft
24, Ul. Nab. Reki Ushayki, Tomsk, 634050, RF
Capital share: 33.78 %

b) Data on subsidiaries and associated companies as of June 30. 2005:

1. OAO Tomskneft VNK
23, Ul. Burovikov, Strezhevoy, Tomsk Oblast, 636762, RF
Capital share: 0%

2. OOO FTT Servis
2, 17, Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %

3. OOO Alnasmash
1. 23, Ul. Vavilova, Moscow, Russian Federation.
Capital share: 100 %

4. OOO Aviaterminal
room 5, premises 1. bldng. 5, 27-29 Ul. Dubninskaya, Moscow, RF
Capital share: 100 %

5. OOO Alnasmashservis
5, 23, Ul. Vavilova, Moscow, 117312, RF
Capital share:100 %

6. OOO ALNAS RD
1. 23, Ul. Vavilova, Moscow, 117312, RF
Capital share: 100%

7. ZAO Urengoil Inc.
53, Ul. Geologov, Poselok Urengoy, Purovsky District, Yamalo-Nenetsk Autonomous Region, Tyumen Oblast, RF
Capital share: 100 %
Ordinary shares: 100%

8. OAO Achinsky NPZ
NPZ industrial zone, Bolsheuluysky District, 662110, Russian Federation
Capital share: 100 %
Ordinary shares: 100 %

9. ZAO Energoservisnaya kompaniya
3, 17, Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %
Ordinary shares: 100 %

10. OAO SNPZ
Syzran, Samara Oblast, 446009, RF
Capital share: 100 %
Ordinary shares: 100 %

11. ZAO YUKOS-Inform
8, Krymsky Val, Moscow, 117049, RF
Capital share: 100 %
Ordinary shares: 100 %

12. YUKOS YUK Ltd.
Bellhouse,175, Regent Street, London, WIR 7FB
Capital share: 100 %
Ordinary shares: 100 %

13. OOO YUKOS-Moskva
13, 17, Ul. Dubninskaya, Moscow, 115054, RF.
Capital share: 100 %

14. YUKOS-Finance B.V.
TMF Niederland B. V. 1. Lokatellikade, the Netherlands, Amsterdam, 1076AZ
Capital share: 100 %

15. OOO Trading House YUKOS-M

2, 17, Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %

16. OOO YUKOS-Petroleum
64, Ul. Kaluzhskaya, Mosalsk, Kaluzhskaya Oblast, 249930, RF
Capital share: 100 %

17. ZAO YUKOS-Transservis
OAO NK NPZ Plant Management Zone, Novokuybyshevsk, 446207 RF.
Capital share: 100 %
Ordinary shares: 100 %

18. OOO Strezhevskoy NPZ
23 Ul. Burovikov, Strezhevoy, Tomsk Oblast, 636762, RF
Capital share: 100 %

19. ZAO Kuybyshev-Terminal
25, Ul. Groznenskaya, Samara, 443000
Capital share: 100 %
Ordinary shares: 100 %

20. ZAO Syzran-Terminal
1. Ul. Astrakhanskaya, Syzran, Samara Oblast, 446009, RF
Capital share: 100 %
Ordinary shares: 100 %

21. ZAO Novokuybyshevsk-Terminal
1. Ul. Odesskaya, Novokuybyshevsk, Samara Oblast, 446200, RF.
Capital share: 100 %
Ordinary shares: 100 %

22. OAO Angarskaya neftekhimicheskaya kompaniya
Angarsk, Irkutsk Oblast, 665830, RF
Capital share: 100 %
Ordinary shares: 100 %

23. ZAO YUKOS-M
3, 22 Ul. Kommunisticheskaya, Moldova Republic, 430002, RF
Capital share: 100 %
Ordinary shares: 100 %

24. ZAO Ordalia 2000
2/6 Ul. Kostyakova, Moscow, 125422, RF
Capital share: 100 %
Ordinary shares: 100 %

25. ZAO Tambovnefteprodukt
9A, Ul. Pionerskaya, Tambov, 392012, RF
Capital share: 100 %
Ordinary shares: 100 %

26. ZAO Irkutsknefteprodukt
5, Ul. Oktyabrskoy Revolyutsii, Irkutsk, 664007, RF
Capital share: 100 %
Ordinary shares: 100 %

27. OOO YUKOS Export Trade

2, 17, Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %

28. OOO YUKOS-FBTs
17a, Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %

29. OAO Stavropolnefteprodukt
185 Ul. Lermontova, Stavropol, 355000, RF
Capital share: 100 %
Ordinary shares: 100 %

30. OAO KNPZ
25, Groznenskaya, Samara, 443004, RF
Capital share: 100 %
Ordinary shares: 100 %

31. OOO TopMaster-Realty
59, Ul. Malaya Tul'skaya, Moscow, 113152, RF
Capital share: 100 %

32. OAO Novokuybyshevsky NPZ
Novokuybyshevsk, Samara Oblast, 446207, RF
Capital share: 100 %
Ordinary shares: 100 %

33. SIBINTEK-Leasing
3, Ul. Taezhnaya, Tura, Ilimpiysky district, Evenkiyskiy AO, Krasnoyarsk Krai, RF
Capital share: 100 %

34. ZAO Ulyanovsknefteprodukt
91. Ul. L. Tolstogo, Ulyanovsk, 432601, RF
Capital share: 100 %
Ordinary shares: 100 %

35. OOO YUKOS SNG INVESTMENT
10/1 Ul. Babayana, Yerevan, 375037, Republic of Armenia
Capital share: 100 %

36. OOO Dubninskoye
17a, Ul. Dubninskaya, Moscow, 115054, RF.
Capital share: 100 %

37. ZAO Bryansknefteproduckt
48, Ul. Sofii Perovskoy, 241011, RF
Capital share: 100 %
Ordinary shares: 100 %

38. OOO Servisniy tsentr
1. Ul. Odesskaya, Novokuybyshevsk, Samara Oblast, 446200, RF
Capital share: 100 %

39. ZAO Lipetsknefteprodukt
102, Ul. Gagarina, Lipetsk, 398016, RF
Capital share: 100 %
Ordinary shares: 100 %

40. ZAO Penzanefteprodukt
104, Ul. Neitralnaya, Penza, 440013, RF
Capital share: 100 %
Ordinary shares: 100 %

41. OAO Angarsky zavod polimerov
Angarsk, Irkutsk Oblast, RF
Capital share: 100 %
Ordinary shares: 100 %

42. ZAO Achinsk-Terminal
NPZ ind. Zone, Bolsheuluysky district, Krasnoyarsk Krai, 662110, RF
Capital share: 100 %
Ordinary shares: 100 %

43. OAO Belgorodnefteprodukt
16, Ul. Pobedy, Belgorod, 308000, RF
Capital share: 100 %
Ordinary shares: 100 %

44. ZAO IK YUKOS-Invest
8, Krymsky val, Moscow, 117049, RF
Capital share: 100 %
Ordinary shares: 100 %

45. OAO Voronezhnefteprodukt"
Voronezh, 394018, RF
Capital share: 100 %
Ordinary shares: 100 %

46. ZAO Orelnefteprodukt
40. Ul. Mayakovskogo, Orel, 302001, RF
Capital share: 100 %
Ordinary shares: 100 %

47. OAO Samaranefteprodukt"
63/72 Ul. L'va Tolstogo/Ul. Galaktionovskaya, 443010, RF
Capital share: 100 %
Ordinary shares: 100 %

48. ZAO YUKOS-Geo
13, Ul. Mira, Khanty-Mansiysk, 626200, RF
Capital share: 100 %
Ordinary shares: 100 %

49. OOO YUKOS-Import
23, Ul. Vavilova, Moscow, 117312, RF
Capital share: 100 %

50. ZAO YUKOS-Mamontovo
10a, Ul. N. Smardakova, microregion 2, Pyt-Yakh, Khanty-Mansiysk Autonomous District, Tyument Oblast, RF
Capital share: 100 %
Ordinary shares: 100 %

51. OOO ChOP SKB
Yuganskavtotrans-1. Industrial Zone, Nefteyugansk, Khanty-Mansiysk Autonomous District, 628309, RF

Capital share: 100 %

52. OOO ChOP Granit
10a, Ul. Gagarina, Baykit, EAO, Krasnoyarsky Krai, 648360
Capital share: 100 %

53. OOO Tsentr Uchet
145, Ul. Kuybysheva, Samara, 443010, RF
Capital share: 100 %

54. OOO Nefteavtomatika
Industrial Zone, Nefteyugansk, Khanty-Mansiysk Autonomous District, Tyumen Oblast, 628309, RF
Capital share: 100 %

55. OOO Servisekologia
Industrial Zone, Nefteyugansk, Khanty-Mansiysk Autonomous District, Tyumen Oblast, 628300, RF
Capital share: 100 %

56. OOO Kinelsky sklad
145, Ul. Kuybysheva, Samara, 443010, RF
Capital share: 100 %

57. OOO Samarsky ITTs
734/145, Ul. Kuybysheva, Smara, RF
Capital share: 100 %

58. OOO Autsoring
23, Ul. Burovikov, Tomsk Oblast, Strezhevoy, 636762, RF
Capital share: 100 %

59. OAO Samaraneftegaz
145, Ul. Kuybysheva, Samara, 443010, RF
Capital share: 100 %
Ordinary shares: 100 %

60. OAO Arcticgaz
6, Ul. Industrialnaya, Noviy Urengoy, Yamalo-Nnetsky Autonomous District, 629300, RF
Capital share: 100 %
Ordinary shares: 100 %

61. OOO ValShatskogo
5, 27-29 Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %

62. ZAO NPSS
30. Ul. 50 let Oktyabrya, pl. Truda, Evenkiyskiy Autonomous District, Krasnmoyarsk Krai, RF
Capital share: 100 %
Ordinary shares: 100 %

63. OOO YuganskNIPIneft
bldng. 51. microregion 7, Nefteyugansk, Tyumen Oblast, RF
Capital share: 100 %

64. ZAO YUKOS-Servis
8, Krymsky val, Moscow, 117049, RF
Capital share: 100 %
Ordinary shares: 100 %

65. ZAO Singapaypromservis
1. Ul. Kievskaya, Nefteyugansk, Khanty-Mansiysk Autonomous District, 628300, RF
Capital share: 100 %
Ordinary shares: 100 %

66. OOO Uchet i otchetnost
bldng. 23, microregion 1. Nefteyugansk, Khanty-Mansiysk Autonomous District, RF
Capital share: 100 %

67. OOO Neftekhimservis
Industrial Zone, Nefteyugansk, Khanty-Mansiysk Autonomous District, Tyumen Oblast, RF
Capital share: 100 %

68. OOO MNU
Ul. Transportnaya, Strezhevoy, Tomsk Oblast, 636762, RF
Capital share: 100%

69. ZAO Khakasnefteprodukt VNK
7, Ul. Gagarina, Abakan, Republic of Khakasia, RF
Capital share: 100 %
Ordinary shares: 100 %

70. OOO Imushesvto-Servis-Strezhevoy
11. Ul. Yermakova, Strezhevoy, Tomsk Oblast, 636780, RF
Capital share: 100 %
Ordinary shares: 100 %

71. OOO Imushestvo-Servis-SSK
Yuganskneftepromburservis industrial depot, Nefteyugansky district, Tyumen Oblast, 628304, RF
Capital share: 100 %
Ordinary shares: 100 %

72. OOO Imushesvto-Servis-Nefteyugansk
Yuganskneftepromburservis industrial depot, Singapai, Nefteyugansk district, KhMAO, Tyumen Oblast, 628304, RF
Capital share: 100 %
Ordinary shares: 100 %

73. OOO Imushestvo-Servis-Samara
618/145 Ul. Kuybysheva, Samara, 443010, RF
Capital share: 100 %
Ordinary shares: 100 %

74. KOO YUM-Trade
3-1. building of Solongo-Bil company, OSG-8, Sukhe-Batorsky district, Ulan-Bator, Mongolia
Capital share: 100 %
Ordinary shares: 100 %

75. OAO Tomsknefteprodukt VNK
30. Ul. Pushkina, Tomsk, 634003, RF
Capital share: 100 %
Ordinary shares: 100 %

76. OOO EPU-Servis
92, Ul. Stroiteley, Strezhevoy, Tomsk Oblast, 636762
Capital share: 100 %

77. OOO MamontovEPUservis
industrial zone, Nefteyugansk, KhMAO, 628300, RF
Capital share: 100 %

78. OOO MamontovEPUServis
industrial zone, Pyt-Yakh, KhMAO, Tyumen Oblast, 628381, RF
Capital share: 100 %

79. ZAO Yu-TVER
13A, Nab. Reki Lazuri, Tver, 170028, RF
Capital share: 100 %
Ordinary shares: 100 %

80. OOO Samara-Elektro-Servis
2-a, Ul. Zheleznodorozhnaya, Otradniy, Samara Oblast, RF
Capital share: 100 %

81. OOO ALNAS TSUNAR
1/23, Ul. Vavilova, Moscow, 117312, RF.
Capital share: 100 %

82. OOO Alnas Elektron
10. Pyatkinsky proyezd, Obninsk, Kaluzhskaya Oblast, 249033, RF
Capital share: 100 %

83. OOO TsDS
Tomsk, RF
Capital share: 100 %

84. OAO Neftegaztekhnologia
11. Ul. Promyshlennaya, Noviy Urengoy, Tyumen Oblast, 929300, RF
Capital share: 100 %
Ordinary shares: 100 %

85. OOO YUKOS AM
room 6, premises 1. bldng. 5, 27-29 Ul. Dubninskaya, Moscow, RF
Capital share: 100 %

86. OOO YUNG-GEOFIMP
9/3 Ul. Parkovaya, Pionerskaya Zone, Nefteyugansk, Tyumen Oblast, 628300, RF
Capital share: 100 %

87. ZAO Belgorod-Terminal
16, Ul. Pobedy, Belgorod, 308000, RF
Capital share: 100 %
Ordinary shares: 100 %

88. ZAO Lipetsk-Terminal M
102, Ul. Gagarina, Lipetsk, 398016, RF
Capital share: 100 %
Ordinary shares: 100 %

89. OOO Penza-Terminal
104, Ul. Neytralnaya, Penza, 440013, RF
Capital share: 100 %

90. OOO Tomsk-Terminal
1. Ul. Neftyanaya, Tomsk, 634045, RF
Capital share: 100 %

91. OOO Tambov-Terminal
9a, Ul. Pionerskaya, Tambov, 392012 , RF
Capital share: 100 %

92. OOO Ulyanovsk-Terminal
3, Proezd Neftyanikov, Ulyanovsk, 432035, RF
Capital share: 100%

93. OOO Khakas-Terminal
7. Ul. Gagarina, Abakan, Republic of Khakasia, 665002, RF
Capital share: 100%

94. ZAO AgroNefteProdukt [ANP]
152, Ul. Malinovskogo, Rostov-na-Donu, 344018, RF
Capital share: 100 %
Ordinary shares: 100 %

95. ZAO KONTRAKT OIL
15/11 Ul. Timura Frunze, Moscow, 119021, RF
Capital share: 100 %
Ordinary shares: 100 %

96. OOO MTK
Filling station # 6, 100 Yaroslavskoye Shosse, Mytishi, Moscow Oblast, RF
Capital share: 100 %

97. ZAO NBA-Servis
Capital share: 100 %
Ordinary shares: 100 %

98. ZAO Energoservis
98, Ul. 40 let VLKSM, Krasnoarmeyskiy District, Volgograd, 400080, RF
Capital share: 100 %
Ordinary shares: 100 %

99. OOO MAGIS
177-b, Ul. Gushyina, Barnaul, 656019, RF
Capital share: 100 %

100. OOO Samara-Terminal
1. Ul. Neftebaznaya, Syzran, Samara Oblast, 446014, RF
Capital share: 100 %

101. OAO FPK KEDR-M
20. Ul. Papernika, Moscow, 109426, RF
Capital share: 100 %
Ordinary shares: 100 %

102. OOO ASSET
5, Ul. Oktyabrskoy Revolyutsii, Irkutsk, 664007, RF
Capital share: 100 %

103. OOO YUKOS-Ladoga

Territory of AOOT Domozhirovsky lespromkhoz, Domozhirovo, Lodeynopolsky District, Leningrad Oblast, , 187706, RF
Capital share: 100 %

104. ZAO Bryansk-Terminal M
63, Ul. Rechnaya, Bryansk, 241021, RF
Capital share: 100 %
Ordinary shares: 100 %

105. ZAO Voronezh-Terminal
134, Ul. Dmitrova, Voronezh, 394002, RF
Capital share: 100 %
Ordinary shares: 100 %

106. ZAO Prioksky-Terminal
40. Ul. Mayakovskogo, Orel, 302001, RF
Capital share: 100 %
Ordinary shares: 100 %

107. ZAO ESKOM-EnergoTrade
3, 17 Ul. Dubninskaya, Moscow, 115054, RF
Capital share: 100 %
Ordinary shares: 100 %

108. OOO Rostov-Terminal
135/136 Ul. Grecheskogo goroda Volos, Rostov-na-Don, 344010, RF
Capital share: 100 %

109. OAO Angarsknefteprodukt
6, Ul. Karl Marx, Angarsk, Irkutsk Oblast, RF
Capital share: 99.71 %
Ordinary shares: 99.67 %

110. OOO YUKOS-R
room 704, 24, Ulansky pereulok, Moscow, 103045, RF
Capital share: 99 %

111. ZAO Neftegorsky GPZ
Neftegorsk, Samara Oblast, 446600, RF
Capital share: 98.1 %
Ordinary shares: 98.1 %

112. ZAO Otradnensky GPZ
Otradny, Samara Oblast, 446301, RF
Capital share: 98.1 %
Ordinary shares: 98.1 %

113. OAO Angarskneftekhimproyekt
Angarsk, Irkutsk Oblast, 665819, RF
Capital share: 97,06 %
Ordinary shares: 97.96 %

114. OAO Srednevolzhsky NII po neftepererabotke
Novokuybyshevsk, Samara Oblast, 446200, RF
Capital share: 95.43 %
Ordinary shares: 94.64 %

115. OAO Buryatnefteprodukt
1. Ul. Zaovrazhnaya, Ulan-Ude, RF
Capital share: 95.11%
Ordinary shares: 97.91 %

116. ZAO Rus
22, Ul. Politekhnichesky, Sochi, 354013, RF.
Capital share: 90.07 %
Ordinary shares: 90.07 %

117. OAO NPF Geofit
6, Kolarovsky trakt, Tomsk, 634050, RF
Capital share: 87,15 %
Ordinary shares: 93.65%

118. OAO ESFPG [European-Siberian Financial Group]
35, Ul. Myasnitskaya, Moscow, 101959
Capital share: 86.61 %
Ordinary shares: 86.61 %

119. OAO Samaraneftekhimproyekt
11. Novo-Sadovaya, Samara, Samara Oblast, 443002, RF
Capital share: 86.05 %
Ordinary shares: 86.68 %

120. OOO YUKOS Kart
3, 1 Ul. Deguninskaya, Moscow, RF
Capital share: 85 %

121. OAO Germes-Moskva
rm. 808, 146 Leninsky Prospekt, Moscow, 119526, RF
Capital share: 82.79 %
Ordinary shares: 82.79 %

122. OOO SamaraNIPIneft
11. Novo-Sadovaya, Samara, 443002, RF
Capital share: 81 %

123. ZAO Inzerneft
99, Ul. Moskovskaya, Saratov, 410071, RF
Capital share: 75 %
Ordinary shares: 75 %

124. OOO TSIR YUKOS
2, 55/1. Leninsky prospekt, Moscow, 119333, RF
Capital share: 77.4 %

125. OAO Vostsibneftegaz
10a Ul. Gagarina, Evenkiyskiy Avtonomny Okrug, Baykit, 648360, RF
Capital share: 70.78 %
Ordinary shares: 70.78 %

126. OAO TNGF VNK
83, Ul. Stroiteley, Strezhevoy, Tomsk Oblast, RF
Capital share: 70.66 %
Ordinary shares: 70.66 %

127. ZAO YUT-OIL
Zarayskoye shosse, 8th km, Lukhovitsy, Moscow Oblast, 140500, RF
Capital share: 70 %

128. OOO YUKOS Vostok Trade
25a, Ul. Shkolnaya, p. Truda, Evenkiyskiy Autonomous District, Krasnoyarsk Krai, 648000, RF
Capital share: 70 %

129. KOO Vostok Azia Tranzit
building of KOO M TS, 5, ploshad Stroiteley, Ulan-Bator, Mongolia
Capital share: 66 %

130. OAO Khantymansiysknefteprodukt
Ul. Engelsa, Khanty-Mansiysk, Khanty-Mansiysk Autonomous District, Tyumen Oblast, 626200, RF
Capital share: 64.49 %
Ordinary shares: 54.93 %

131. ZAO Manoil
26, 11th m/r, Nefteyugansk, KhMAO, Tyumen Oblast, 628300, RF
Capital share: 63.96 %
Ordinary shares: 63.96 %

132. OAO NII EKONOMIKI
24, Ulansky pereulok, Moscow, 103045, RF
Capital share: 60.98 %
Ordinary shares: 60.98 %

133. OAO Novosibirsknefteprodukt VNK
80. Ul. Gorkogo, Novosibirsk, 630099, RF
Capital share: 56.73 %
Ordinary shares: 45.29 %

134. OAO SNGEO
21. Ul. Sportivnaya, Samara, 443030, RF
Capital share: 51.18 %
Ordinary shares: 44.76 %

135. OOO Kontrol-Servis
24, Ul. Nab. Reki Ushayki, Tomsk, 634050, RF
Capital share: 100%

136. OOO YU-Kuban
253, Pionersky prospekt, Anapa, Krasnodarsky Krai, 353410, RF
Capital share: 51 %

137. ZAO Telekompania Telespetsnaz
24, Ulansky pereulok, Moscow, 103045, RF
Capital share: 51 %
Ordinary shares: 51%

138. OOO YUKSib
7A Ul. Taube, Omsk 99, 644099, RF
Capital share: 51 %

139. OAO Boguchanskaya gazoneftyanaya kompania
72, Ul. Oktyabrskaya, Krasnoyarsk Krai, 663430, RF
Capital share: 51 %

140. OAO Urengoyneftegazgeologiya
12a, microregion 2, Urengoy poselok, Purovsky district, Yamalo-Nenetsky Autonomous District, 629860, RF
Capital share: 50.16%
Ordinary shares: 51.02 %

141. ZAO YU-SVL
1. Ul. Im. Furmanova, Central District, Krasnodar, RF.
Capital share: 50 %
Ordinary shares: 50 %

143. ZAO KAFA (with foreign investment)
2, Ul. Geologicheskaya, Feodosia, 98107, Ukraine
Capital share: 50.001 %
Ordinary shares: 50.001 %

144. OOO YUKOS-YUKOP
49, microregion 7, Nefteyugansk, Tyumen Oblast, KhMAO, 628307, RF
Capital share: 50 %
Ordinary shares: 50 %

145. ZAO Fazan
26/1 Sofiyskaya nab., Moscow, 113816, RF
Capital share: 50 %
Ordinary shares: 50 %

146. OOO Kaspiyskaya Neftyanaya Kompaniya (KNK)
73, Ul. Shaymyana, Astrakhan, RF
Capital share: 49.89 %

147. OOO IK Sibirskaya Internet Company (SIBINTEK)
2, 22 Ulansky pereulok, Moscow, 103045, RF
Capital share: 48.99 %

148. OAO Samaraneftekhimavtomatika (SNKhA)
52, Ul. Michurina, Samara, RF
Capital share: 44.28 %
Ordinary shares: 59,05 %

149. ZAO Rosneftetrans
34, microregion 2, Nefteyugansk, 628300, RF
Capital share: 41 %
Ordinary shares: 41 %

150. ZAO Aviakompaniya YUKOS-Avia
7-169, Pribrezhny pr., Nefteyugansk, Tyumen Oblast, 628300, RF
Capital share: 40 %
Ordinary shares: 40 %

151. OAO Samaraneftеprodukt-Avtomatika
72, Ul. Galaktionovskaya, Samara, 443010, RF
Capital share: 38 %
Ordinary shares: 50.69 %

152. OAO Tomskneftegazgeologia VNK (TNGG VNK)
83 Ul. Stroiteley, Strezhevoy, Tomsk Oblast, RF
Capital share: 37.99 %

Ordinary shares: 37.99 %

153. OAO Voronezhnefteproduktavtomatika
4, Ul. Kirova, Voronezh, 394018, RF
Capital share: 37.99 %
Ordinary shares: 50.66 %

154. ZAO Tsentr informatsionnogo sotrudnichestva TEK (TsIS TEK)
1. 3, Plotnikov per., Moscow, 121002, RF
Capital share: 37 %
Ordinary shares: 37 %

155. ZAO Magazine Biznes i Bezopasnost
1. 12, Ul. Planernaya, Moscow, 123481, RF
Capital share: 36.5 %
Ordinary shares: 36.5 %

156. OAO Sibirskaya neftyanaya kompaniya (Sibneft)
54, Ul. Frunze, Omsk, 644043
Capital share: 34.54 %
Ordinary shares: 34.54 %

157. OOO Irkutsk-Terminal
5, Ul. Oktyabrskoy revolyutsii, Irkutsk, 664007, RF
Capital share: 34.52 %
Ordinary shares: 34.52 %

158. OAO Neftemarket
Chita, RF
Capital share: 34.34 %
Ordinary shares: 34.34 %

159. OAO TomskNIPIneft
24, Ul. Nab. Reki Ushayki, Tomsk, 634050, RF
Capital share: 33.78 %
Ordinary shares: 33.78 %

160. ZAO Toplivno-Zapravochny Kompleks (TZK)
Intl. airport Sheremetevo, Moscow, 103340, RF
Capital share: 29 %
Ordinary shares: 29 %

161. OAO Kubanenergo
2, Ul. Stavropolskaya, Krasnodar, Krasnodar Krai, 350033, Russia
Capital share: 26.26 %
Ordinary shares: 26.26 %

162. OAO Tomskenergo
36, Prospekt Kirova, Tomsk, 634041, RF
Capital share: 25.88 %
Ordinary shares: 25.64 %

163. ZAO EKZA
Novokuybyshevsk, Samara Oblast, 446200, RF
Capital share: 25.1 %
Ordinary shares: 25.1 %

164. OAO Tambovenergo
23 Morshanskoye shosse, Tambov, 392680, RF
Capital share: 25.15 %
Ordinary shares: 25 %

165. OAO Korporativniye servisniye sistemy
42, Ul. Kommunisticheskaya, Belgorod, Russia
Capital share: 25 %
Ordinary shares: 25 %

166. OAO Belgorodskaya sbytovaya kompaniya
42, Ul. Kommunisticheskaya, Belgorod, 308600, Russia
Capital share: 25 %
Ordinary shares: 25 %

167. OAO Teploenergeticheskaya kompaniya
42, Ul. Kommunisticheskaya, Belgorod, 308600, Russia
Capital share: 25 %
Ordinary shares: 25 %

168. ZAO Lyubel-Oikl
Novopolotsk, 211440. Byelorussia
Capital share: 24 %
Ordinary shares: 24 %

169. OAO Yuganskneftegaz
115, microregion 1. pgt. Poykovsky, Nefteyugansky district, KhMAO, Tyumen Oblast, RF
Capital share: 23.21 %
Ordinary shares: 0 %

170. OAO Tambovskaya energeticheskaya upravlyayushaya kompania
23, Morshanskoye shosse, Tambov, 392680, RF
Capital share: 25.15 %
Ordinary shares: 25 %

171. OAO Tambovskaya generiruyushaya kompania
7, Prospekt Energetikov, Tambov, 392030, RF
Capital share: 25.15 %
Ordinary shares: 25 %

172. OAO Tambov energosbytovaya kompania
23, Morshanskoye shosse, Tambov, 392680, RF
Capital share: 25.15 %
Ordinary shares: 25 %

173. OAO Tomskaya energeticheskaya upravlyayushaya kompaniya
36, prospekt Kirova, Tomsk, RF
Capital share: 25.88 %
Ordinary shares: 25.64 %

174. OAO Tomskelektrosetremont
36, prospekt Kirova, Tomsk, RF
Capital share: 25.88 %
Ordinary shares: 25.64 %

175. OAO Tomsk energosbytovaya kompaniya
19, Ul. Kotovskogo, Tomsk, RF

Capital share: 25.88 %
Ordinary shares: 25.64 %

176. OAO Tomskenergoremont
36, prospekt Kirova, Tomsk, RF
Capital share: 25.88 %
Ordinary shares: 25.64 %

177. OAO Tomskaya raspredelitelnaya kompania
36, prospekt Kirova, Tomsk, RF
Capital share: 25.88 %
Ordinary shares: 25.64 %

178. OAO Tomskie magistralniye seti
36, prospekt Kirova, Tomsk, RF
Capital share: 25.88 %
Ordinary shares: 25.64 %

APPENDIX 2

Data on commercial organizations, in which the issuer owns at least 5% of the charter capital, or at least 5% of ordinary shares

1. OAO Tomskneft VNK
Capital share: 100 %
Ordinary shares: 100 %

2. OOO FTT Service
Capital share: 100 %

3. OOO Alnasmash
Capital share:100 %

4. OOO Aviaterminal
Capital share:100 %

5. OOO Alnasmashservis
Capital share:100 %

6. OOO ALNAS RD
Capital share: 100%

7. ZAO Urengoil Inc.
Capital share: 100 %
Ordinary shares: 100%

8. OAO Achinsky NPZ
Capital share: 100 %
Ordinary shares: 100 %

9. ZAO Energoservisnaya kompaniya
Capital share: 100 %
Ordinary shares: 100 %

10. OAO SNPZ
Capital share: 100 %
Ordinary shares: 100 %

11. OOO Penza-Terminal
Capital share: 100 %

12. OOO Tomsk-Terminal
Capital share: 100 %

13. OOO Tambov-Terminal
Capital share: 100 %

14. ZAO Voronezh-Terminal
Capital share: 100 %
Ordinary shares: 100 %

15. ZAO YUKOS-Inform
Capital share: 100 %
Ordinary shares: 100 %

16. YUKOS YUK Ltd.

Bellhouse,175, Regent Street, London, WIR 7FB
Capital share: 100 %
Ordinary shares: 100 %

17. OOO YUKOS-Moskva
Capital share: 100 %

18. YUKOS-Finance B. V.
Capital share: 100 %

19. OOO Trading House YUKOS-M
Capital share: 100 %

20. OOO YUKOS-Petroleum
Capital share: 100 %

21. ZAO YUKOS-Transservis
Capital share: 100 %
Ordinary shares: 100 %

22. OOO Strezhevskoy NPZ
Capital share: 100 %

23. ZAO Kuybyshev-Terminal
Capital share: 100 %
Ordinary shares: 100 %

24. ZAO Syzran-Terminal
Capital share: 100 %
Ordinary shares: 100 %

25. OOO Khakas-Terminal
Capital share: 100 %

26. ZAO Novokuybyshevsk-Terminal
Capital share: 100 %
Ordinary shares: 100 %

27. OOO Samara-Terminal
Capital share: 100 %

28. OOO Angarskaya neftekhimicheskaya kompaniya
Capital share: 100 %
Ordinary shares: 100 %

29. ZAO YUKOS-M
Capital share: 100 %
Ordinary shares: 100 %
Share in charter capital of issuer, owned by the 0.0196%

30. ZAO Ordaliya 2000
Capital share: 100 %
Ordinary shares: 100 %

31. ZAO Tambovnefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

32. ZAO Irkutsknefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

33. OOO YUKOS Export Trade
Capital share: 100 %

34. OOO YUKOS-FBTs
Capital share: 100 %

35. OAO Stavropolnefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

36. OAO KNPZ
Capital share: 100 %
Ordinary shares: 100 %

37. OOO TopMaster-Realty
Capital share: 100 %

38. OAO Novokuybyshevskii NPZ
Capital share: 100 %
Ordinary shares: 100 %

39. OOO SIBINTEK-Leasing
Capital share: 100 %

40. ZAO Ulyanovsknefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

41. OOO YUKOS SNG INVESTMENT
Capital share: 100 %

42. OOO Dubninskoye
Capital share: 100 %

43. ZAO Bryansknefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

44. OOO Servisny Tsentr
Capital share: 100 %

45. ZAO Lipetsknefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

46. ZAO Bryansk-Terminal M
Capital share: 100 %
Ordinary shares: 100 %

47. ZAO Penzanefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

48. OAO Angarsky zavod polimerov
Capital share: 100 %
Ordinary shares: 100 %

49. ZAO Achinsk-Terminal
Capital share: 100 %
Ordinary shares: 100 %

50. OAO Belgorodnefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

51. ZAO Belgorod-Terminal
Capital share: 100 %
Ordinary shares: 100 %

52. ZAO IK YUKOS-Invest
Capital share: 100 %
Ordinary shares: 100 %

53. OAO Voronezhnefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

54. ZAO Orelnefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

55. OAO Samaranefteprodukt
Capital share: 100 %
Ordinary shares: 100 %

56. ZAO YUKOS-Geo
Capital share: 100 %
Ordinary shares: 100 %

In liquidation.

57. OOO YUKOS-Import
Capital share: 100 %

58. ZAO YUKOS-Mamontovo
Capital share: 100 %
Ordinary shares: 100 %

59. OOO Tsentr uslug
Capital share: 100 %

60. OOO Nefteavtomatika
Capital share: 100 %

61. OOO Kontrol-Servis
Capital share: 100 %

62. OOO Servisekologiya
Capital share: 100 %

63. OOO Kinelsky sklad
Capital share: 100 %

64. OOO Samarsky ITTs
Capital share: 100 %

65. ZAO YU-TVER
Capital share: 100 %

66. OOO Autsoring
Capital share: 100 %

67. OAO Samaraneftegaz
Capital share: 100 %
Ordinary shares: 100 %

68. OAO Arcticgaz
Capital share: 100 %
Ordinary shares: 100 %

69. OOO ValShatskogo
Capital share: 100 %

70. ZAO Neftepromstroyservis
Capital share: 100 %
Ordinary shares: 100 %

71. OOO YuganskNIPIneft
Capital share: 100 %

72. ZAO YUKOS-Servis
Capital share: 100 %
Ordinary shares: 100 %

73. ZAO Singapaypromservis
Capital share: 100 %
Ordinary shares: 100 %

74. OOO Uchet i otchetnost
Capital share: 100 %

75. OOO Neftekhimservis
Capital share: 100 %

76. OOO MNU
Capital share: 100%

77. ZAO AgroNefteProdukt
Capital share: 100%
Ordinary shares: 100 %

78. ZAO KONTRAKT OIL
Capital share: 100%
Ordinary shares: 100 %

79. OOO MTK
Capital share: 100%

80. ZAO NBA-Servis
Capital share: 100%
Ordinary shares: 100 %

81. ZAO Energoservis
Capital share: 100%
Ordinary shares: 100 %

82. ZAO Lipetsk-Terminal M
Capital share: 100 %
Ordinary shares: 100 %

83. OOO MAGIS
Capital share: 100%

84. OAO FPK KEDR-M
Capital share: 100%
Ordinary shares: 100 %

85. OOO ASSET
Capital share: 100%

86. OOO YUKOS-Ladoga
Capital share: 100%
Ordinary shares: 100 %

87. ZAO Khakasnefteprodukt VNK
Capital share: 100 %
Ordinary shares: 100 %

88. ZAO Prioksky-Terminal
Capital share: 100 %
Ordinary shares: 100 %

89. OOO Ulyanovsk-Terminal
Capital share: 100 %

90. OAO Tomsknefteprodukt VNK
Capital share: 100 %
Ordinary shares: 100 %

91. OOO EPU-Servis
Capital share: 100 %

92. OOO YuganskEPUservis
Capital share: 100 %

93. OOO MamontovEPUservis
Capital share: 100 %

94. OOO Samara-Elektro-Servis
Capital share: 100 %

95. OOO Imushestvo-Servis-Strezhevoy

Capital share: 100 %
Ordinary shares: 100 %

96. OOO Imushesvto-Servis-SSK
Capital share: 100 %
Ordinary shares: 100 %

97. OOO Imushesvto-Servis-Nefteyugansk
Capital share: 100 %
Ordinary shares: 100 %

98. OOO Imushestvo-Servis-Samara
Capital share: 100 %
Ordinary shares: 100 %

99. KOO YUM-Trade
Capital share: 100 %
Ordinary shares: 100 %

100. OOO ALNAS TSUNAR
Capital share: 100 %

101. OOO Alnas Elektron
Capital share: 100 %

102. OOO TsDS
Capital share: 100 %

103. OAO Neftegaztekhnologiya
Capital share: 100 %
Ordinary shares: 100 %

104. OOO YUKOS AM
Capital share: 100 %

105. OOO YUNG-GEOFIMP
Capital share: 100 %

106. ZAO ESKOM-ET-EnergoTrade
Capital share: 100 %

107. OOO Rostov-Terminal
Capital share: 100%
Ordinary shares: 100%

108. OAO Angarsknefteprodukt (ANP)
Capital share: 99.71 %
Ordinary shares: 99.67 %

109. OOO YUKOS-Resurs
Capital share: 99 %
Ordinary shares: 99 %

110. ZAO Neftegorsky NPZ
Capital share: 98.1 %
Ordinary shares: 98.1 %

111. ZAO Otradnensky GPZ
Capital share: 98.1 %
Ordinary shares: 98.1 %

112. OAO Angarskneftekhimproyekt
Capital share: 97,06 %
Ordinary shares: 97.96 %

113. OAO Srednevolshsky NII po pererabotke
Capital share: 95.43 %
Ordinary shares: 94.64 %

114. OAO Buryatnefteprodukt
Capital share: 95.11 %
Ordinary shares: 97.91 %

115. ZAO Rus
Capital share: 90.07 %
Ordinary shares: 90.07 %

116. OAO NPF Geofit
Capital share: 87,15 %
Ordinary shares: 93.65%

117. OAO ECFP [European-Siberian Financial-Industrial Group]
Capital share: 86.61 %
Ordinary shares: 86.61 %

118. OAO Samaraneftekhimproyekt
Capital share: 86.05 %
Ordinary shares: 86.68 %

119. OOO YUKOS Kart
Capital share: 85 %

120. OAO Germes-Moskva
Capital share: 82.79 %
Ordinary shares: 82.79 %

121. OOO SamaraNIPIneft
Capital share: 81 %

122. ZAO Inzerneft
Capital share: 75 %
Ordinary shares: 75 %

123. OOO TsIR YUKOS
Capital share: 77.4 %

124. OAO Vostsibneftegaz
Capital share: 70.78 %
Ordinary shares: 70.78 %

125. OAO TNGF [Tomskneftegeofizika] VNK
Capital share: 70.66 %
Ordinary shares: 70.66 %

126. ZAO YUT-OIL
Capital share: 70 %

127. OOO YUKOS Vostok Trade
Capital share: 70 %

128. KOO Vostok Azia Tranzit
Capital share: 66 %

129. ZAO Manoil
Capital share: 63.96 %
Ordinary shares: 63.96 %

130. OAO NII EKONOMIKI
Capital share: 60.98 %
Ordinary shares: 60.98 %

131. OAO Khantymansiysknefteprodukt
Capital share: 64.49 %
Ordinary shares: 54.93 %

132. OAO SNGEO
Capital share: 51.18 %
Ordinary shares: 44.76 %

133. OOO YU-Kuban
Capital share: 51 %

134. ZAO Telespetsnaz
Capital share: 51 %
Ordinary shares: 51%

135. OOO YUKSib
Capital share: 51 %

136. OAO Boguchanskaya gazoneftyanaya kompaniya [BGNK]
Capital share: 51 %

137. OAO Urengoyneftegazgeologiya
Capital share: 50.16 %
Ordinary shares: 51.02 %

138. ZAO YU-SVL
Capital share: 50 %
Ordinary shares: 50 %

139. OOO YUKOS-KOOP
Capital share: 50 %

140. ZAO Fazan
Capital share: 50 %

141. KAFA (with foreign investment)
Capital share: 50.001 %
Ordinary shares: 50.001 %

142. OOO Kaspiyskaya Neftyanaya Kompaniya (KNK)

Capital share: 49.89 %

143. OOO IK Sibirskaya Internet Company (SIBINTEK)
Capital share: 48.99 %

144. OAO Novosibirsknefteprodukt VNK
Capital share: 56.73 %
Ordinary shares: 45.29 %

145. OAO SNKhA [Samaraneftekhimavtomatika]
Capital share: 44.28 %
Ordinary shares: 59,05 %

146. ZAO Rosneftetrans
Capital share: 41 %
Ordinary shares: 41 %

147. ZAO Aviakompaniya YUKOS-Avia
Capital share: 40 %
Ordinary shares: 40 %

148. OAO Samaranefteprodukt-avtomatika
Capital share: 38 %
Ordinary shares: 50.69 %

149. OAO Tomskneftegazgeologia VNK (TNGG VNK)
Capital share: 37.99 %
Ordinary shares: 37.99 %

150. OAO Voronezhnefteproduktavtomatika
Capital share: 37.99 %
Ordinary shares: 50.66 %

151. ZAO Tsentr informatsionnogo sotrudnichestva TEK (TsIS TEK)
Capital share: 37 %
Ordinary shares: 37 %

152. ZAO Magazine Biznes i Bezopasnost
Capital share: 36.5 %
Ordinary shares: 36.5 %

153. OAO Sibirskaya neftyanaya kompaniya (Sibneft)
Capital share: 34.54 %
Ordinary shares: 34.54 %

154. OOO Irkutsk-Terminal
Capital share: 34.52 %

155. OAO Neftemarket
Capital share: 34.34 %
Ordinary shares: 34.34 %

156. OAO TomskNIPIneft
Capital share: 33.78 %
Ordinary shares: 33.78 %

157. ZAO Toplivno-Zapravochny Kompleks (TZK)

Capital share: 29,0%
Ordinary shares: 29,0 %

158. OAO Kubanenergo
Capital share: 26.26 %
Ordinary shares: 26.26 %

159. OAO Tomskenergo
Capital share: 25.88 %
Ordinary shares: 25.64 %

160. OAO Tomskaya energeticheskaya upravlyayushaya kompaniya
Capital share: 25.88 %
Ordinary shares: 25.64 %

161. OAO Tomskelektrosetremont
Capital share: 25.88 %
Ordinary shares: 25.64 %

162. OAO Tomskaya energosbytovaya kompaniya
Capital share: 25.88 %
Ordinary shares: 25.64 %

163. OAO Tomskenergoremont
Capital share: 25.88 %
Ordinary shares: 25.64 %

164. OAO Tomskaya raspredelitelnaya sistema
Capital share: 25.88 %
Ordinary shares: 25.64 %

165. OAO Tomskiye magistralniye seti
Capital share: 25.88 %
Ordinary shares: 25.64 %

166. OAO Tambovenergo
Capital share: 25.15 %
Ordinary shares: 25 %

167. OAO Tambovskaya energeticheskaya upravlyayushaya kompaniya
Capital share: 25.15 %
Ordinary shares: 25 %

168. OAO Tambovskaya generiruyushaya kompaniya
Capital share: 25.15 %
Ordinary shares: 25 %

169. OAO Tambovskaya energosbytovaya kompaniya
Capital share: 25.15 %
Ordinary shares: 25 %

170. ZAO EKZA
Capital share: 25.1 %
Ordinary shares: 25.1 %

171. OAO Korporativniye servisniye sistemy
Capital share: 25 %

Ordinary shares: 25 %

172. OAO Belgorodskaya sbytovaya kompaniya
Capital share: 25 %
Ordinary shares: 25 %

173. OAO Teploenergeticheskaya kompaniya
Capital share: 25 %
Ordinary shares: 25 %

174. OAO Belgorodskaya magistralnaya setevaya kompaniya
Capital share: 25 %
Ordinary shares: 25 %

175. OAO Elektrosetevaya kompaniya
Capital share: 25 %
Ordinary shares: 25 %

176. ZAO Lyubel-Oil
Capital share: 24 %
Ordinary shares: 24 %

177. OAO Yuganskneftegaz
Capital share: 23.21 %
Ordinary shares: 0 %
Share in charter capital of issuer, owned by the 0.00003%

178. OOO YU-Mordovia
Capital share: 20 %

179. ZAO Trans-Blok Corporation
Capital share: 20 %
Ordinary shares: 20 %

180. AOOT Neft i Biznes
Capital share: 15 %
Ordinary shares: 15 %

181. AOZT Russkaya Neftyanaya Initsiativa [ROIL]
Capital share: 15 %
Ordinary shares: 15 %

182. OAO KB Solidarnost Commercial Bank
Capital share: 14.76 %
Ordinary shares: 14.76 %

183. OAO FIK [Financial and Investment Corporation] Yugra
Capital share: 10 %
Ordinary shares: 10 %

184. AOZT EKSEN [Union of Energy Experts]
Capital share: 9 %
Ordinary shares: 9 %

185. Ost-West Handelsbank AG
Stephanstrasse 1. D-60313 Frankfurt am Main
Capital share: 7.7 %

Ordinary shares: 7.7 %

186. OAO Yenisyneftegaz
Capital share: 5.89 %
Ordinary shares: 3.21%

187. OOO ChOP SKB [Corporate Security Service]
Capital share: 100 %

188. OOO ChOP Granit [private security]
Capital share: 100 %

QUARTERLY REPORT

Name of the Issuer: Open Joint Stock Company YUKOS OIL

Issuer's registration code No: 0 0 1 9 8 – A

For Quarter III of 2005

Signatories on the Quarterly Report:

Representative of YUKOS Corp Acting under Power of Attorney	Y.V. Khudyakov
Chief Accountant of YUKOS Corp	I.E. Golub

Contact person: Vladimir N. Evseev, Head of Department (no position held in the structure of the Issuer
Tel: (095) 788-00-36
Fax: (095) 755-53-37

PART I GENERAL DATA ON THE ISSUER

1.1 Name of the Issuer:

Full name: Открытое Акционерное Общество «ЮКОС» (Russian)

Abbreviated name: «ЮКОС» (Russian)

YUKOS Corp. (English)

1.2 State Registration of the Issuer (Incorporation)
Date: May 12, 1993
State Registration Certificate No.: **1350**

Name of the state registration authority: **Administration of the Khanty-Maasi Autonomous District**

Certificate of a record made in the Unified State Register of Legal Entities: **main state reg. No.** 1028601259466 dated **04 October 2002**, made by Inspection of the RF Ministry for Taxes and Levies for Neftyugansk, Khanty-Mansi Autonomous District

1.3 Legal and Mail Address of the Issuer

Legal address: 26 Ulitsa Lenina, Nefteyugansk 626430, Khanty-Mansi Autonomous District

Region: the Khanty-Mansi Autonomous District of the Tyumen Region

Mail address: Ulitsa Dubininskaya 31A, Moscow 115054

1.4 The issuer's telephone (facsimile, e-mail) No,:

Area code: 095

Telephone No. 788-00-36

Facsimile No. 755-53-57

E-mail: info@yukos.ru

1.5 Information on the Auditor:

Name (for legal entities)/family name, first name, patronymic (for individuals): Closed Joint Stock Company ZAO "PriceWaterhouseCoopers Audit"

Mail address: 115054 Moscow, Kosmodamianskaya Embankment 52-5

Area code: 095
Telephone No: 967-60-00
Facsimile No: 967-60-01
Email address: doug.miller@ru.pwcglobal.com
Date of the license: 20.05.2002
License No.: E 000376
Validity period: through **20.05.2007**

1.6. The Issuer's Internal Auditing Committee:
Elena V. Britkova
Nadezhda E. Korobeinikova
(Share in the Issuer's charter capital: 0,00002%)
Alla M. Poltoratskaya

1.7. Number of Shareholders:
Total number of persons, registered in the issuer's register of shareholders to the end of the reporting quarter: **51 621**
Total number of nominal holders of shares in the issuer, registered in the issuer's register of shareholders: **17**

1.8. The Issuer's Activities Which Are Subject to Licensing (or a Special Permit).

A total of 14 licenses are registered to the issuer:

License No.	Date of issue of current license	Term of validity	Licensed activity	Location
SMR 00533 NE	04.02.2000	04.02.2024	research and exploration / recovery of oil and gas	Samara Region
KhMN 11163 NE	29.04.2002	26.03.2016	Recovery of oil and gas	Khanty-Mansi A/D
KhMN 00679 NR	26.11.1997	25.11.2022	research and exploration / recovery of oil and gas	Khanty-Mansi A/D
KhMN 11165 NE	29.04.2002	2020	research and exploration / recovery of oil and gas	Khanty-Mansi A/D
KhMN 11501 NE	14.04.2003	10.01.2028	Research and exploration / recovery of primary hydrocarbons	Khanty-Mansi A/D
TOM 11088 NR	30.01.2002	01.12.2026	research and exploration / recovery of primary hydrocarbons	Tomsk Region
TOM 11089 NR	30.01.2002	01.12.2026	research and exploration / recovery of primary hydrocarbons	Tomsk Region
TUR 00051 NR	12.02.2002	01.07.2026	research and exploration / recovery of primary hydrocarbons	Evenk A/D
TUR 00052 NR	12.02.2002	01.07.2026	research and exploration / recovery of primary hydrocarbons	Evenk A/D
TUR 00053 NR	12.02.2002	01.07.2026	research and exploration / recovery of primary hydrocarbons	Evenk A/D
ORB 01230 NP	08.06.2001	01.06.2006	Search and assessment of hydrocarbon deposits	Orenburg Region
KRR 10937 NP	13.11.2000	30.09.2005	research and exploration(Search and assessment) of primary hydrocarbons	Krasnoyarsk District
KRR 10933 NP	09.11.2000	30.09.2005	research and exploration(Search and assessment) of primary hydrocarbons	Krasnoyarsk District
TUR 11881 NR	6.11.2003	24.05.2023	Search, exploration and recovery of oil and gas	Evenk A/D

PART 2. THE ISSUER'S STRUCTURE AND PARTICIPATION IN OTHER ENTERPRISES, ORGANIZATIONS AND AMALGAMATIONS

2.1 The Issuer's Board of Directors

Name:	**Viktor V. Gerashchenko**
Position in the issuer's structure:	
Other positions:	
Share in the Issuer's charter capital:	

Name:	**Evgeni F. Saburov**
Position in the issuer's structure:	**Director (Presidential Staff) ZAO YUKOS RM**
Other positions:	
Share in the Issuer's charter capital:	

Name:	**Yuri P. Pokholkov**
Position in the issuer's structure:	
Other positions:	
Share in the Issuer's charter capital:	**0.00001%**

Name:	**Ivan S. Silayev**
Position in the issuer's structure:	
Other positions:	
Share in the Issuer's charter capital:	

Name:	**Alexei E. Kontorovich**
Position in the issuer's structure:	
Other positions:	
Share in the Issuer's charter capital:	

Name:	**Yuri A. Beilin**
Position in the issuer's structure:	**Vice President, YUKOS Corp.**
Other positions:	
Share in the Issuer's charter capital:	**0.00148%**

Name:	**Alexander P. Semikoz**
Position in the issuer's structure:	
Other positions:	
Share in the Issuer's charter capital:	

Name:	**Francois Claude Buclez**
Position in the issuer's structure:	
Other positions:	
Share in the Issuer's charter capital:	

Name: **Bernard Loze**
Position in the issuer's structure:
Other positions:
Share in the Issuer's charter capital:

Name: **Vladimir I. Forosenko**
Position in the issuer's structure: **Independent financial consultant**
Other positions:
Share in the Issuer's charter capital:

Name: **Steven Michael Theede**
Position in the issuer's structure: **President YUKOS Corp.**
Other positions:
Share in the Issuer's charter capital:

2.2 The issuer's executive management bodies

The single executive body of YUKOS Corp. is Steven Michael Theede

2.4 Holders of 5 or more Per Cent of the Issuer's Charter Capital

Name:

Share in the issuer's charter capital (%)

OAO TRUST Investment Bank
42.1145% (nominal holder)

Name:
Share in the issuer's charter capital (%)

OOO Deutsche Bank

21.1117% (nominal holder

Name:

Share in the issuer's charter capital (%)

ZAO Brunswick UBS Nominees
9.1217% (nominal holder)

Shareholders that own 20 or more per cent of the Issuer's Charter Capital: **the issuer has no information to this effect**

2.5 List of Subsidiaries and Associated Companies of the Issuer

Name of the subsidiary / associated company: **OAO Tomskneft VNK**
Mail address: **Russian Federation, 636762 Tomsk Region, Strezhevoi, Ul. Burovikov, 23**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OOO FTT Service**
Mail address: **RF, 115054 Moscow, Ul. Dubininskaya, 17, Bldg.2.**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OOO Alnasmash**
Mail address: **Russian Federation, 117312 Moscow, Ul. Vavilova, 23-1.**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OOO Aviaterminal**
Mail address: **RF, Moscow, Ul. Dubininskaya,27-29-5, premises 1 Apt.5**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OOO Alnasmashservice**
Mail address: **Russian Federation, 117312 Moscow, Ul. Vavilova, 23-5**
Share in the charter capital of the company held by the issuer:**100%**

Name of the subsidiary / associated company: **OOO ALNAS RD**
Mail address: **Russian Federation, 117312 Moscow, Ul. Vavilova, 23-1.**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **ZAO Urengoil Inc.**
Mail address: **RF, Tyumen Region, Yamal-Nenets Autonomous District, Purov Region, Urengoi Settlement, Ulitsa Geologov 53**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OAO Achinsk NPZ**
Mail address: **Russian Federation, 662110, Krasnoyark District, Bolshuluisky Region, Industrial Zone NPZ**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **ZAO Energoserivisnaya Company**
Mail address: **RF, 115054, Moscow, Ul. Dubininskaya, 17. Bldg.3**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OAO Syzransky NPZ**
Mail address: **RF 446009, Syzran, Samara Region**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **ZAO "YUKOS-Inform"**
Mail address: **Russian Federation, 117049 Moscow, Krymsky Val, 8**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **YUKOS UK Ltd.**
Mail address: **Bellhouse, 175 Regent Street, London, WIR 7FB**
Share in the charter capital of the company held by the issuer: **100%**

Name of the subsidiary / associated company: **OOO YUKOS-Moscow**

Mail address: Russian Fed., 115054 Moscow, Ul. Dubininskaya, 17-13
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **YUKOS Finance BV**
Mail address: **TMF Netherland BV, The Netherlands 1076AZ Amsterdam, Lokatellikade, 1**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **OOO YUKOS-M Trading House**
Mail address: **RF, 115054 , Moscow, Ul. Dubininskaya,17, Bldg.2**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **OOO YUKOS - Petroleum**
Mail address: **RF, 249930, Kaluga Region, Mosalsk, Ul. Kaluga, 64**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO YUKOS-Transservice**
Mail address: **Russian Federation, 446207 Novokuibyshevsk, Samara Region, Plant Management Region OAO NK NPZ**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **OOO Strezhevsk NPZ**
Mail address: **RF 636762, Tomsk Region, Strezhevoi, Ul. Burovikov 23**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO Kuibyshev-Terminal"**
Mail address: **Russian Federation,443000 Samara, Ul. Groznenskaya, 25**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO "Syzran-Terminal"**
Mail address: **RF 446009 Syzran Samara Region, Ul. Astrakhanskaya, 1**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO "Novokuibyshevsk-Terminal"**
Mail address: **Russian Federation, 446200 Novokuibyshevsk Samara Region, Ul. Odesskaya, 1**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **OAO Angarsk Petrochemical Company**
Mail address: **Russian Federation, 665830, Irkutsk Region, Angarsk**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO YUKOS-M**
Mail address: **Russian Federation, 430002, Rep. of Mordova, Saransk, Ul. Kommunisticheskaya, 33 - 3**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO Ordalia 2000**
Mail address: **Russian Fed., 125422, Moscow, Ul. Kostyakova, 2/6**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO Tambovnefteproduct**
Mail address: **Russian Federation, 392012 Tambov, Ul. Pionerskaya, 9A**
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: **ZAO Irkutsknefteproduct**

Mail address: RF, 664007, Irkutsk, Ul. October Revolution, 5
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YUKOS Export Trade
Mail address: RF, 115054 , Moscow, Ul. Dubininskaya,17, bldg.2
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YUKOS - Finance & Accounting Center
Mail address: Russian Fed., 115054, Moscow, Ul. Dubininskaya, 17a
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Stavropolnefteproduct
Mail address: Russian Federation, 355000, Stavropol District, Stavropol, Ul. Lermontova 185

Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Kuibyshev NPZ
Mail address: Russian Fed., 443004, Samara, Ul. Groznenskaya, 25
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO TopMaster Realty
Mail address: Russian Fed., 113152, Moscow, Ul. Malaya Tulskaya, 59
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Novokuibyshevsky NPZ
Mail address: RF, Samara Region, 446207, Novokuibyshevsk
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO SIBINTEK Leasing
Mail address: Russian Federation, 648000, Krasnoyark District, Evenk A/D, Ilimpiisky Region, Tura Settlement, Ul. Taezhnaya, 3
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO "Ulyanovsknefteproduct"
Mail address: Russian Fed., 432601, Ulyanovsk, Ul. L.Tolstovo, 91
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YUKOS CIS Investment
Mail address: Rep. of Armenia, 375037, Yerevan, Ul. Babayana, 10/1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Dubininskoye
Mail address: Russian Fed., 115054 Moscow, Ul. Dubininskaya 17a.
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Bryansknefteproduct
Mail address: RF 241011, Bryansk, Ul. Sofii Perovskoi,48
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Service Center
Mail address: Russian Federation, 446200, Samara Region, Novokuibyshevsk, Ul. Odesskaya, 1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO "Lipetsknefteproduct"
Mail address: Russian Federation, 398016, Lipetsk, Ul. Gagarina, 102
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Penzanefteproduct
Mail address: Russian Fed., 440013, Penza, Ul. Neutralnaya, 104
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Angarsk Polymer Plant
Mail address: Russian Federation, Irkutsk Region, Angarsk
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Achinsk -Terminal"
Mail address: Russian Federation 662110, Krasnoyark District, Bolsheuluisky Region, Industrial Zone NPZ.
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Belgorodnefteproduct
Mail address: Russian Federation, 308000, Belgorod, Ul. Pobedy, 16
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO YUKOS-Invest
Mail address: Russian Federation, 117049 Moscow, Krymsky Val, 8
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Voronezhnefteproduct
Mail address: RF 394018, Voronezh
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Orelnefteproduct
Mail address: Russian Federation, 302001, Orel, Ul. Mayakovskovo, 40
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Samaranefteproduct
Mail address: Russian Federation, 443010, Samara, Ul. Galaktionovskaya/Ul. Lev Tolstoy, 72/ 63
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO YUKOS-Geo
Mail address: Russian Fed., 626200, Khanty-Mansiisk, Ul. Mira, 13
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YUKOS-Import
Mail address: Russian Federation, 117312, Moscow, Ul. Vavilova, 23
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO YUKOS-Mamontovo
Mail address: Russian Fed., Tyumen Region, Khanty-Mansi Autonomous District, Pyt'Yakh, microdistrict 2, Ul. N.Smardakova 10a.
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Private Security Company - Corporate Security Service
Mail address: Russian Federation 628309 Khanty-Mansi Autonomous District, Neftyugansk, Industrial Zone, Yuganskavtotrans-1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Private Security Company - Granite
Mail address: Russian Federation 648360, Krasnoyark District, Evenk A/D, Baikit, Ul. Gagarina, 10a
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Tsentr Uchet
Mail address: Russian Federation, 443010, Samara, Ul. Kuibysheva 145
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Nefteavtomatika
Mail address: Russian Federation, 628309, Tyumen Region, Khanty-Mansi Autonomous District, Neftyugansk, Industrial Zone
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Servisecologia
Mail address: 628300, Russian Federation, Neftyugansk, Khanty-Mansi Autonomous District, Industrial Zone
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Kinelsky Sklad
Mail address: Russian Fed., 443010, Samara, Ul. Kuibysheva, 145
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Samara Technical Engineering Center
Mail address: Russian Federation, Samara, Ul. Kuibysheva 145 Apt.734
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Outsourcing
Mail address: RF 636762, Strezhevoi, Tomsk Region, Ul. Burovikov 23
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Samaraneftegas
Mail address: Russian Federation, 443010 Samara, Ul. Kuibysheva, 145
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Arcticgas
Mail address: Russian Federation, 629300, Yamalo-Nenets Autonomous District, Novy Urengoi, Ul. Industrialnaya 6
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Val Shatskogo
Mail address: Russian Fed., 115054, Moscow, Ul. Dubininskaya 27-29-5
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Neftepromstroiservice
Mail address: Russian Federation, Krasnoyark District, Evenk Autonomous District, Tura Settlement, Ul. 50-let Oktybrya, 30
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YuganskNIPIneft
Mail address: RF, Tyumen Region, Neftyugansk, microdistrict 7, No.51
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO YUKOS-Service
Mail address: Russian Federation, 117049 Moscow, Krymsky Val, 8

Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Singapaipromservice
Mail address: Russian Federation, Khanty-Mansi Autonomous District, 628300, Neftyugansk, Ul. Kievskaya, 1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Uchet I Otchetnost [Account and Accounting]
Mail address: Russian Federation, Khanty-Mansi Autonomous District, Neftyugansk, 1 microdistrict, No.23
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Neftekhimservice
Mail address: Russian Federation, Tyumen Region, Khanty-Mansi Autonomous District, Neftyugansk, Industrial Zone
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO MNU
Mail address: Russian Federation, 636762, Tomsk Region, Strezhevoi, Ul. Transportnaya
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Khakasnefteproduct VNK
Mail address: RF, Republic of Khakasiya, Abakan, Ul. Gagarina, 7
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Imushchestvo-Service-Strezhevoi
Mail address: RF, 636780, Tomsk Region, Strezhevoi, Ul. Ermakova, 11
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Imushchestvo-Service-SSK
Mail address: Russian Federation, 628304, Tyumen Region, Khanty-Mansi Autonomous District, Neftyugansk Region, Singapai Settlement, Industrial Base (Prombaza) OOO Yuganskneftepromburservice
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Imushchestvo-Service-Neftyugansk
Mail address: Russian Federation, 628304, Tyumen Region, Khanty-Mansi Autonomous District, Neftyugansk Region, Singapai Settlement, Industrial Base (Prombaza) OOO Yugansknefteprombur service
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Imushchestvo-Service-Samara
Mail address: RF, 443010, Samara, Ul. Kuibysheva, 145 Apt.618
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: KOO UM-Trade
Mail address: Mongolia, Ulan-Bator, Sukhe-Bator Region, Bldg. of Solongo-Bil, 3-1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Tomsknefteproduct BHK
Mail address: Russian Federation, 634003, Tomsk, Ul. Pushkin, 30
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO EPU-Service
Mail address: RF, 636762 Tomsk Region, Strezhevoi, Ul. Stroitelei 92
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YuganskEPUservice
Mail address: Russian Federation, 628300, Khanty-Mansi Autonomous District, Neftyugansk, Industrial Zone
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO MamontovEPUservice
Mail address: Russian Federation, 628381 Tyumen Region, Khanty-Mansi Autonomous District, Pyt'Yakh, Industrial Zone
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO U-Tver
Mail address: Russian Fed., 170028, Tver, Lazuri Embankment, 13 A
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Samara-Electro-Service"
Mail address: RF, Samara Region, Otradny, Ul. Zheleznodorozhnaya 2-a
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO ALNAS TsUNAR
Mail address: Russian Federation: 117312, Moscow, Ul. Vavilova 23-1.
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Alnas Electron
Mail address: RF 249033, Kaluga Region-Obninsk, Pyatninsky Proezd 10
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Sport and Leisure Center
Mail address: Russian Federation, Tomsk
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Neftegastechnologia
Mail address: RF 929300 Tyumen Region, Novy Urengoi, Ul. Promyshlennaya 11
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YUKOS Aviation Marketing
Mail address: RF Moscow, Ul. Dubininskaya 27-29-5,premises 1, Room 6
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO UNGF-GEOFIMP
Mail address: Russian Federation 628300, Tyumen Region, Neftyugansk, Pionerskaya Zone, Ul. Parkovaya, Bldg.9/3
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Belgorod-Terminal
Mail address: Russian Federation, 308000 Belgorod, Ul. Pobedy, 16
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Lipetsk-Terminal M
Mail address: Russian Federation, 398016 Lipetsk, Ul. Gagarina, 102
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Penza-Terminal

Mail address: Russian Federation, 440013, Penza, Ul. Neutralnaya 104
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Tomsk-Terminal
Mail address: Russian Federation, 634045, Tomsk, Ul. Neftyanaya, 1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Tambov-Terminal
Mail address: Russian Federation, 392012 Tambov, Ul. Pionerskaya, 9a
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Ulyanovsk-Terminal
Mail address: RF, 432035 Ulyanovsk, Proezd Neftyanikov 3
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Khakas-Terminal
Mail address: RF, Rep. of Khakasiya, 665002 Abakan, Ul. Gagarina, 7
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO ANP
Mail address: RF, 344018, Rostov-on-Don, Ul. Malinovskovo, 152
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO CONTRACT OIL
Mail address: Russian Fed., 119021 Moscow, Ul. Timura Frunze 11-15
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Mytishchinskaya Fuel Company
Mail address: Russian Federation, Moskovskaya Region, Mytishchi, Yaroslavskoye Shosse, 100, Fuel Station №6
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO NBA-Service
Mail address: Russian Fed., 125424 Moscow, Volokolamskoye Shosse, 79
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Energoservice
Mail address: RF, 400080, Volgograd, Krasnoarmeisky Region, Ul. 40-Let VLKSM, 98
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO MAGIS
Mail address: Russian Fed., 656019 Barnaul, Ul. Gushchina 177-б
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Samara-Terminal
Mail address: RF, 446014, Samara Region, Syzran, Ul. Neftebaznaya 1
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO FPK KEDR-M
Mail address: Russian Federation, 109426, Moscow, Ul. Papernika, 20
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO ASSET
Mail address: RF, 664007 Irkutsk, Ul. October Revolution 5
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO YUKOS-Ladoga
Mail address: Russian Federation, 187706, Leningradskaya Region, Lodeinopolsky Region, Domozhirovo Region, Territory of AOOT Domozhirovo Lespromkhoz
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Bryansk-Terminal M
Mail address: RF 241021, Bryansk, Ul. Rechnaya, 63
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO Voronezh-Terminal
Mail address: Russian Federation, 394002 Voronezh, Ul. Dmitrova 134
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company:. ZAO Prioksky-Terminal
Mail address: Russian Federation, 302001, Orel, Ul. Mayakovskovo, 40
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: ZAO ESKOM-EnergoTrade
Mail address: Russian Fed., 115054 Moscow, Ul. Dubininskaya 17-3
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OOO Rostov-Terminal
Mail address: RF, 344090, Rostov-on-Don, Ul. Dovatora, 158 Block.8
Share in the charter capital of the company held by the issuer: 100%

Name of the subsidiary / associated company: OAO Angarsknefteproduct ANP
Mail address: Russian Fed, Irkutsk Region, Angarsk, Ul. K. Marxa, 6.
Share in the charter capital of the company held by the issuer: 99.71%

Name of the subsidiary / associated company: OOO YUKOS-Resource
Mail address: Russian Fed, 103045 Moscow, Ulansky Per. 24, Room. 704
Share in the charter capital of the company held by the issuer: 99%

Name of the subsidiary / associated company: ZAO Neftegorsk Gas Processing Plant
Mail address: Russian Federation, 446600 Samara Region, Neftegorsk
Share in the charter capital of the company held by the issuer: 98.1%

Name of the subsidiary / associated company: ZAO Otradnensky GPZ
Mail address: Russian Federation, 446301 Samara Region, Otradny
Share in the charter capital of the company held by the issuer: 98.1%

Name of the subsidiary/associated company: OAO Angarskneftekhimproekt
Mail address: Russian Federation, 665819 Irkutsk Region, Angarsk
Share in the charter capital of the organization held by the issuer: 97,06%

Name of the subsidiary / associated company: OAO Srednevolzhsky Research Institute for Oil Refining
Mail address: Russian Fed., 446200, Samara Region, Novokuibyshevsk
Share in the charter capital of the company held by the issuer: 95.43%

Name of the subsidiary / associated company: OAO Buryatnefteproduct
Mail address: Russian Federation, Ulan-Ude, Ul. Zaovrazhnaya, 1
Share in the charter capital of the company held by the issuer: 95.11%

Name of the subsidiary / associated company: ZAO Rus

Mail address: **Russian Fed, 354013 Sochi, Ul. Polytechncheskaya 22.**
Share in the charter capital of the company held by the issuer: **90.07%**

Name of the subsidiary / associated company: **OAO NPF Geofit**
Mail address: **Russian Federation, 634050 Tomsk, Kolarovsky Tract 6**
Share in the charter capital of the company held by the issuer: **87,15%**

Name of the subsidiary / associated company: **OAO Euro-Siberian Finance and Industrial Group (ESFIG)**
Mail address: **Russian Federation, 101959 Moscow, Ul. Myasnitskaya 35**
Share in the charter capital of the company held by the issuer: **86.61%**

Name of the subsidiary/associated company: **OAO Samaraneftekhimproekt**
Mail address: **RF, 443002 Samara Region, Samara, Ul. Novo-Sadovaya 11**
Share in the charter capital of the company held by the issuer: **86.05%**

Name of the subsidiary / associated company: **OOO YUKOS Kart**
Mail address: **Russian Federation, Moscow, Ul. Deguninskaya 1-3**
Share in the charter capital of the company held by the issuer: **85%**

Name of the subsidiary / associated company: **OAO Hermes-Moscow**
Mail address: **RF, 119526, Moscow, Leninsky Prospect 146 Room 808**
Share in the charter capital of the company held by the issuer: **82,79%**

Name of the subsidiary / associated company: **OOO SamaraNIPIneft**
Mail address: **Russian Fed., 443002 Samara, Ul. Novo-Sadovaya 11**
Share in the charter capital of the company held by the issuer: **81%**

Name of the subsidiary / associated company: **ZAO Inzepneft**
Mail address: **Russian Fed., 410071, Saratov, Ul. Moskovskaya, 99**
Share in the charter capital of the company held by the issuer: **75%**

Name of the subsidiary / associated company: **OOO URD-Center**
Mail address: **Russian Fed., 117333 Moscow, Leninsky Prospect, 55/1-2**
Share in the charter capital of the company held by the issuer: **77,4%**

Name of the subsidiary / associated company: **OAO Vostsibneftegas**
Mail address: **RF, 648360 RF Evenk A/D Baikit, Ul. Gagarina 10a**
Share in the charter capital of the company held by the issuer: **70.78%**

Name of the subsidiary / associated company: OAO **Tomskneftegeophysica VNK**
Mail address: **RF, Tomsk Region, Strezhevoi, Ul. Stroitelei 83**
Share in the charter capital of the company held by the issuer: **70.66%**

Name of the subsidiary / associated company: **ZAO UT OIL**
Mail address: **RF 140500, Moskovskaya Region, Lukhovitsi, 8th km. Zaraiskoye Shosse**
Share in the charter capital of the organization held by the issuer: **70%**

Name of the subsidiary / associated company: **OOO YUKOS Vostok Trade**
Mail address: **Russian Federation 648000, Krasnoyark District, Evenk Autonomous District, Tura Settlement, Ul. Shkolnaya, 25a**
Share in the charter capital of the organization held by the issuer: **70%**

Name of the subsidiary / associated company: **KOO Vostok Asia Transit**
Mail address: **Mongolia, Ulan-Bator-38, Pl. Stroitelei 5, Bldg of KOO MTS**
Share in the charter capital of the company held by the issuer: **66%**

Name of the subsidiary / associated company: OAO Khantymansiisknefteproduct"
Mail address: Russian Federation, 626200, Tyumen Region, Khanty-Mansi Autonomous District, Khanty-Mansiisk, Ul. Engelsa
Share in the charter capital of the company held by the issuer: 64.49%

Name of the subsidiary / associated company: ZAO Manoil
Mail address: Russian Federation, 628300, Tyumen Region, Khanty-Mansi A/D, Neftyugansk, 11th Microdistrict, 26
Share in the charter capital of the company held by the issuer: 63.96%

Name of the subsidiary / associated company: OAO Research Institute of Aviation Industry Economics
Mail address: Russian Federation, 103045, Moscow, Ulansky Per. 24
Share in the charter capital of the company held by the issuer: 60.98%

Name of the subsidiary / associated company: OAO Novosibirsknefteproduct VNK
Mail address: Russian Fed., 630099, Novosibirsk, Ul. Gor'kovo, 80
Share in the charter capital of the company held by the issuer: 56.73%

Name of the subsidiary / associated company: Samaraneftegeophysica (OAO SNGEO)
Mail address: Russian Federation, 443030 Samara, Ul. Sportivnaya, 21
Share in the charter capital of the company held by the issuer: 51.18%

Name of the subsidiary / associated company: OOO Control-Service»
Mail address: Russian Fed., 634050, Tomsk, Ul. Ushaiki Embankment 24
Share in the charter capital of the company held by the issuer: 51%

Name of the subsidiary / associated company: OOO U-Kuban
Mail address: Russian Federation, 353410 Krasnodar District, Anapa, Pionersky Prospect 253
Share in the charter capital of the company held by the issuer: 51%

Name of the subsidiary / associated company: OOO YUKSib
Mail address: Russian Federation, 644099, Omsk 99, Ul. Taube, 7A
Share in the charter capital of the company held by the issuer: 51%

Name of the subsidiary / associated company: Boguchanskaya Oil-Gas Company (OAO BGNK)
Mail address: RF, 663430, Krasnoyark District, Boguchany Village, Ulitsa Oktyabrskaya, 72
Share in the charter capital of the company held by the issuer: 51%

Name of the subsidiary / associated company: OAO Urengoineftegasgeologia
Mail address: Russian Federation, 629860 Tyumen Region, Yamalo-Nenets Autonomous District, Purovsky Region, Urengoi Settlement, 2nd microdistrict, 12a
Share in the charter capital of the company held by the issuer: 50.16%

Name of the subsidiary / associated company: ZAO U-SVL
Mail address: RF, Krasnodar, Central District, Ul. Furmanova 1.
Share in the charter capital of the company held by the issuer: 50%

Name of the subsidiary / associated company: ZAO KAFA
Mail address: Ukraine, 98107, Feodosia, Ul. Geologicheskaya 2
Share in the charter capital of the company held by the issuer: 50.001%

Name of the subsidiary / associated company: OOO YUKOP
Mail address: Russian Federation, 628307, Khanty-Mansi Autonomous District, Tyumen Region, Neftyugansk, 7th microdistrict, 49
Share in the charter capital of the company held by the issuer: 50%

Name of the subsidiary / associated company: ZAO Fazan
Mail address: Russian Fed., 113816, Moscow, Sofiiskaya Emb. 26/1
Share in the charter capital of the company held by the issuer: 50%

Name of the subsidiary / associated company: Caspian Oil Company (OOO KHK)
Mail address: Russian Federation, Astrakhan, Ul. Shaumyana, 73
Share in the charter capital of the company held by the issuer: 49.89%

Name of the subsidiary / associated company: OOO Internet Company (ИК) SIBINTEK
Mail address: Russian Fed., Moscow 103045 Ulansky Per 22 bldg. 2
Share in the charter capital of the company held by the issuer: 48.99%

Name of the subsidiary / associated company: Samaraneftekhimavtomatika (OAO SNKhA)
Mail address: Russian Federation, Samara, Ul. Michurina, 52
Share in the charter capital of the company held by the issuer: 44.28%

Name of the subsidiary / associated company: ZAO Rosneftetrans
Mail address: Russian Federation, 628300, Neftyugansk, 2nd Microdistrict, 34
Share in the charter capital of the company held by the issuer: 41%

Name of the subsidiary / associated company: ZAO YUKOS-Avia
Mail address: Russian Federation, 628300, Tyumen Region, Neftyugansk, Pribrezhny Pr., 7-169
Share in the charter capital of the company held by the issuer: 40%

Name of the subsidiary / associated company: OAO Samaranefteproduct-Avtomatika
Mail address: RF, 443010, Samara, Ul. Galaktionovskaya, 72
Share in the charter capital of the company held by the issuer: 38%

Name of the subsidiary / associated company: OAO TNGG VNK
Mail address: RF, Tomsk Region, Strezhevoi, Ul. Stroitelei 83
Share in the charter capital of the company held by the issuer: 37.99%

Name of the subsidiary / associated company: OAO Voronezhnefteproductavtomatika
Mail address: Russian Federation, 394018, Voronezh, Ul. Kirova, 4
Share in the charter capital of the company held by the issuer: 37.99%

Name of the subsidiary / associated company: ZAO TEK Information Cooperation Center (ZAO TsIS TEK)
Mail address: Russian Federation, 121002, Moscow, Plotnikov Per 3-1
Share in the charter capital of the company held by the issuer: 37%

Name of the subsidiary / associated company: ZAO Business and Security Journal
Mail address: Russian Fed., 123481, Moscow, Ul. Planernaya, 12 Apt.1
Share in the charter capital of the company held by the issuer: 36.5%

Name of the subsidiary / associated company: OAO **Sibneft**
Mail address: **644043 Omsk, Ul. Frunze 54**
Share in the charter capital of the company held by the issuer: **20.0002%**

Name of the subsidiary / associated company: **OOO Irkutsk-Terminal**
Mail address: **Russian Fed, 664007, Irkutsk, Ul. October Revolution 5**
Share in the charter capital of the company held by the issuer: **34.52%**

Name of the subsidiary / associated company: **OAO Neftemarket**
Mail address Общества: **RF, Chita**
Share in the charter capital of the company held by the issuer: **34.34%**

Name of the subsidiary / associated company: **OAO TomskNIPIneft**
Mail address: **Russian Fed., 634050 Tomsk, Ul. Ushaiki Embankment 24**
Share in the charter capital of the organization held by the issuer: **33.78%**

Name of the subsidiary / associated company: **ZAO TZK**
Mail address: **RF, 103340, Moscow, Sheremetievo International Airport**
Share in the charter capital of the company held by the issuer: **29%**

Name of the subsidiary / associated company: **OAO Kubanenergo**
Mail address: **RF, 350033, Krasnodar District, Krasnodar, Ul. Stavropolskaya 2**
Share in the charter capital of the company held by the issuer: **26.26%**

Name of the subsidiary / associated company: **OAO Tomskenergo**
Mail address: **Russian Federation, 634041, Tomsk, Pr. Kirova, 36**
Share in the charter capital of the company held by the issuer: **25.88%**

Name of the subsidiary / associated company: **ZAO EKZA**
Mail address: **Russian Fed, 446200, Samara Region, Novokuibyshevsk**
Share in the charter capital of the company held by the issuer: **25.1%**

Name of the subsidiary / associated company: **OAO Tambovenergo**
Mail address: **Russian Fed, 392680, Tambov, Morshanskoye Shosse 23**
Share in the charter capital of the company held by the issuer: **25.15%**

Name of the subsidiary / associated company: **OAO Corporate Service Systems**
Mail address: **Russia, Belgorod, Ul. Preobrazhenskaya, 42**
Share in the charter capital of the company held by the issuer: **25%**

Name of the subsidiary / associated company: **OAO " Belgorod Marketing Company "**
Mail address: **Russia, 308600, Belgorod, Ul. Preobrazhenskaya, 42**
Share in the charter capital of the organization held by the issuer: **25%**

Name of the subsidiary / associated company: **OAO Belgorod Mains Network Company**
Mail address: **Russia, 308600, Belgorod, Ul. Preobrazhenskaya, 42**
Share in the charter capital of the organization held by the issuer: **25%**

Name of the subsidiary / associated company: **OAO Belgorodenergo**
Mail address: **Russian Federation, Belgorod, Ul. Preobrazhenskaya, 42**
Share in the charter capital of the organization held by the issuer: **24.45%**

Name of the subsidiary / associated company: **ZAO Lybel-Oil**
Mail address: **Belarus, 211440, Novopolotsk**

Share in the charter capital of the company held by the issuer: 24%

Name of the subsidiary / associated company: OAO Yuganskneftegas
Mail address: **RF, Tyumen Region, Khanty-Mansi Autonomous District, Neftyugansk Region, Poikovsky Settlement, 1st Microdistrict 115**
Share in the charter capital of the company held by the issuer: **23.21%**

Name of the subsidiary / associated company: **OAO Tambov Energy Management Company**
Mail address: **Russian Fed., 392680, Tambov, Morshanskoye Shosse 23**
Share in the charter capital of the company held by the issuer: **25.15%**

Name of the subsidiary / associated company: **OAO Tambov Generating Company**
Mail address: **Russian Federation, 392030, Tambov, Pr. Energetikov, 7**
Share in the charter capital of the company held by the issuer: **25.15%**

Name of the subsidiary / associated company: **OAO Tambov Energy Supply Company**
Mail address: **Russian Fed., 392680, Tambov, Morshanskoye Shosse, 23**
Share in the charter capital of the company held by the issuer: **25.15%**

Name of the subsidiary / associated company: **OAO Tomsk Energy Management Company**
Mail address: **Russian Federation, Tomsk, Pr. Kirova, 36**
Share in the charter capital of the company held by the issuer: **25.88%**

Name of the subsidiary / associated company: **OAO Tomskelectroset'remont**
Mail address: **Russian Federation, Tomsk, Pr. Kirova, 36**
Share in the charter capital of the company held by the issuer: **25.88%**

Name of the subsidiary / associated company: **OAO Tomsk Energy Supply Company**
Mail address: **Russian Federation, Tomsk, Ul. Kotovskovo 19**
Share in the charter capital of the company held by the issuer: **25.88%**

Name of the subsidiary / associated company: **OAO Tomskenergoremont**
Mail address: **Russian Federation, Tomsk, Pr. Kirova, 36**
Share in the charter capital of the company held by the issuer: **25.88%**

Name of the subsidiary / associated company: **OAO Tomsk Distributing Company**
Mail address: **Russian Federation, Tomsk, Pr. Kirova, 36**
Share in the charter capital of the company held by the issuer: **25.88%**

Name of the subsidiary / associated company: **OAO Tomsk Mains Networks**
Mail address: **Russian Federation, Tomsk, Pr. Kirova, 36**
Share in the charter capital of the company held by the issuer: **25.88%**

2.6 List of Branches/Representative Offices of the Issuer

Name: **Representative Office of YUKOS Corp in the People's Republic of China**
Address: **People's Republic of China, Beijing, Chaoyang, Lian Ma Tsiao, Guangming Building, 1203.**

2.8 Participation in Industrial, Banking or Financial Groups (Holdings, Concerns, Associations)

Names of the industrial, Non-Commercial Organizations, banking or financial, Russian Marketing Association group (concern, association) and details of the place of the Issuer in the organization:

Organization: **American Chamber of Commerce in Russia**
Place occupied in organization: YUKOS Corp is a member of the association.

Organization: **World Economic Forum (WEF)**
Place occupied in organization: YUKOS Corp is a member of the Forum.

Organization: **American-Russian Business Council**
Place occupied in organization: YUKOS Corp is a member Council.

Organization: **Royal Institute for International Affairs (RIIA)**
Place occupied in organization: YUKOS Corp is a member of the RIIA.

Organization: **European Government Business Relations Council**
Place occupied in organization: YUKOS Corp is a member of the Council.

Organization: **International Association of Oil and Gas Producers, OGP**
Place occupied in organization: YUKOS Corp is a member of the association.

Organization: European Business Club
Place occupied in organization: YUKOS Corp is a member of the Club

2.9 The share in the issuer's charter capital held by the government (the gold share):

The share in the issuer's charter capital held by the government (%):	0.0%
gold share:	**none**

PART 3. SECURITIES ISSUED BY THE ISSUER

3.1. Charter capital of the issuer at the end of the last reporting quarter: **10,801,955.54 rubles**
3.2. Registered capital: **10,801,955.54 rubles**
Including:
Ordinary shares:
number: **2,700,488,885**
nominal value (rubles): **0.004**
Preferred shares:
number: **0**
nominal value (rubles): **0**

3.3 Shares issued by the issuer:
Information on changes to the charter capital of the Issuer

Between 01.01.1998 - 01.01.2003 no changes were made

Between **01.01.2003 - 30.09.2003 the following changes were effected:**
(17.06.2003) Charter capital reduced to 8,947,858 rubles 31.2 kopecks, divided into 2 236 964 578 shares with a nominal value of 0.004 rubles per share.

Between **01.10.2003 - 31.12.2003 the following changes were effected:**
(24.11.2003 Charter capital increased to 10,801,955 rubles 54 kopecks, divided into 2 700 488 885 shares with a nominal value of 0.004 rubles per share.

2004:

On the basis of resolution of Court of Arbitration in Moscow of 01.03.2004 case No. №A-40-2353/04-92-35 the additional issue of ordinary named shares in the issuer was declared invalid and state registration of the additional share issue was cancelled. Register recorded annulment of the issue of 463 524 307 ordinary named shares in YUKOS Corp of 22.07.2003.

At **30.09.2005** changes connected with the annulment of the additional share issue and the reduction in the charter capital of the Issuer have not been inserted into the Charter of the company.

3.4 Bonds issued by the issuer:

No bonds were issued.

3.5 Other material information on the issuer's securities (including income on securities accrued in the reporting period)

Terms of dividend payment:

Details of declared and paid share dividends on the shares in the issuer for the last 5 financial years:

For 2000

Shares: ordinary named
Declared: 3.84 rubles per share / 8,590,048,320 rubles in total
Paid: 8,574,162,795.92 rubles in total

For 2001

Shares: ordinary named
Declared: 6.82 rubles per share / 15,256,283,735 rubles in total
Paid: 15,218,508,643 rubles in total

For 2002

Shares: ordinary named
Declared: 9.89 rubles per share / 22,123,848,408 rubles in total
Paid: 22,101,566,774.70 rubles in total

For 2003

Shares: ordinary named
Declared: 26.78 rubles per share / 59,902,601,605.08 rubles in total
Paid: 59,356,919,946 rubles in total

For 2004

No dividends paid on the results of 2003 Financial Year

For 2005

No dividends paid on the results of 2004 Financial Year

PART 4. THE ISSUER'S FINANCIAL AND BUSINESS ACTIVITIES

4.1 Facts which caused Increase or decrease in the issuer's assets in the reporting period by more than 10%

Assets (sum of parts I and II of the balance sheet) as of the end of the reporting quarter (thousand Rubles):	001	284,935,185.00
Assets (sum of parts I and II of the balance sheet) as of the end of the quarter preceding the reporting quarter (thousand Rubles):	002	326,611,572.00
Changes in the issuer's assets for the reporting quarter (line 001 - line 002)/line 002 x 100%	003	-12.76%

4.2 Facts which caused increase or decrease in the issuer's profits (losses) by more than 20% compared to the previous quarter

Profits {losses of the reporting period {thousand Rubles):	001	-2,927,395
Profits {losses} of the quarter preceding the reporting quarter (thousand Rubles) :	002	-182,695,099
Changes in the issuer's profits (losses) in the reporting quarter" (line 001 -line 002)/ line 002 x 100%	003	%

Description of the main facts which caused changes in the issuer's profits (losses) in the reporting quarter (to be given in the event the figure in line 003 exceeds +/- 20%}:

The main factor to influence the change in the volume of earnings from the issuer's sale of goods, produce, service and the profit (loss) of the Issuer from main activities is the situation concerning the company, the arrest of the accounts and the requisitioning of resources to settle tax liabilities. As a result the Company is unable to finance capital investment and to bear certain costs linked with operating activity.

4.3 Establishment and Application of the Issuer's Reserve and Other Special Funds

Reserve fund as of the end of the reporting period (thousand Rubles):	1,620
Allocations to the reserve fund in the reporting period (thousand Rubles) :	0
Application of the reserve fund in the reporting period (thousand Rubles):	0
The main directions for application of the reserve fund in the reporting quarter (thousand Rubles):	-

Name (application) of the special funds
Financial Production Development Support Fund

Support Fund as of the end of the reporting period (thousand Rubles):	14,739,476
Allocations to the Support Fund in the reporting period (thousand Rubles) :	0
Application of the Support Fund in the reporting period (thousand Rubles):	0
The main directions for application of the Support Fund in the reporting quarter (thousand Rubles):	-

Name (application) of the special funds
Personnel Incentive Fund

Incentive Fund as of the end of the reporting period (thousand Rubles):	1,165
Allocations to the Incentive Fund in the reporting period (thousand Rubles) :	0
Application of the Incentive Fund in the reporting period (thousand Rubles):	0
The main directions for application of the Incentive Fund in the reporting quarter (thousand Rubles):	-

Name (application) of the special funds
Corporate Reward Fund

Reward Fund as of the end of the reporting period (thousand Rubles):	2,345
Allocations to the Reward Fund in the reporting period (thousand Rubles) :	0
Application of the Reward Fund in the reporting period (thousand Rubles):	0

The main directions for application

of the Reward Fund in the reporting quarter (thousand Rubles):

4.5 Balance sheets, profit and loss accounts

The quarterly report contains an accounting balance sheet on two pages, a profit and loss account on one page and a profit-and-loss interpretation sheet

PROFIT AND LOSS ACCOUNT
FOR 9 MONTHS OF 2005

Organization: **YUKOS Corp**
Field of activity: **Recovery, refining and sale of oil and oil products**

Unit of current - Thousands of rubles

КОДЫ		
0710002		
2005	10	30
00044440		
8604010486		
47	31	
384/385		

Item			
1	2	3	4
Receipts and expenses for usual activities Sales receipts (net) from sale of goods (with value added tax, excise and other obligatory levies subtracted)	010	2 027 300	5 151 059
Cost value of sold goods, products, labor, services	020	(1 137 959)	(1 052 059)
Gross profit	029	889 341	4 099 000
Commercial expenses	030	(461)	(153 395)
Management expenses	040	(463 401)	(2 119 488)
Sales profit (loss)	050	425 479	1 826 117
Other receipts and expenses Interest receivable	060	295 242	440 028
Interest payable	070	(17 902 178)	(14 963 385)
Income from participation in other orgs	080	11 872	39 423
Other operating receipts	090	14 135 703	22 496 159
Other operating expenses	100	(886 175)	(36 792 642)
Non sales receipts	120	3 870 220	43 736 175
Non sales expenses	130	(6 262 507)	(40 405 354)
Pre-tax profit (loss)	140	-6 312 344	-23 623 479
Deferred tax assets	141	533 301	1 548 801
Deferred tax liabilities	142	(-2 852 757)	(49 640)
Current profit tax	150	(0)	(60 368 357)
Fines, penalties paid to the budget, tax on inputted earnings	153	(40)	(100 199 892)
Income tax from share participation in other orgs, retained by taxing agent	154	(1 069)	(2 532)
Pure Profit (loss) for the reporting period (140+141+142+150+153+154)	190	-2 927 395	-182 695 099
FOR REFERENCE Constant tax liabilities (assets)	200	(1 601 595)	4 179 936
Basic profit (loss) per share (RUR)	210		
Watered profit (loss) per share	220		

Annex 4

Brief Descriptions of Material Events Affecting the Company's Business

Report of Material Fact
"Information on Decisions of General Meetings"

RECEIVED
2006 JAN 30 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Extraordinary meeting 9 December 2005

Total number of voting shares: 2,236,834,505

The number of votes participating in the voting: 1,736,091,338, or 77.61% of the total.

Voting Results:
1. On changes in Article 5 "Charter Capital"

"FOR"	1,148,249,027	66.14%
"AGAINST"	226,096,196	13.02%
"ABSTAINED"	172,407	0.01%
Number of invalid votes:	361,573,708	20.83 %

Decision NOT ACCEPTED

2. Changes and amendments to Article 2 "Location and Mailing Address"

"FOR"	1,372,254,769	79.04%
"AGAINST"	774,966	0.04%
"ABSTAINED"	11,257	less than 0.01%

Decision ACCEPTED

Number of invalid votes:	363,050,346	20.92%

Decision accepted by the General Meeting:
<u>First Item</u>

1. The amount of charter capital – 8,947,858.312 rubles
2. Charter capital – 2,236,964,578 registered paperless shares with book value 0.004 ruble each.
3. The Company may place, in addition to outstanding shares, 1,000,000,000 of common registered paperless shares with book value 0.004 ruble each.
   Decision on the first item of the agenda NOT ACCEPTED

<u>Second Item</u>

1. Location of the Company – Russian Federation, 115054, Moscow, 31A Dubininskaya St. – shall be determined by the place of its official registration.

Date: 13 December 2005

Report on Information
which may Materially Affect the Value of Company Securities

Percentage of YUKOS shares owned by the ZAO Zapadno-Sibirskii Depozitarii (nominal holder):

- before change: 3.81%
- after change: 5.30%

Date on which YUKOS learned of the change: 9 November 2005

Date: 10 November 2005

Report on Information
which may Materially Affect the Value of Company Securities

Percentage of YUKOS shares owned by the OOO Deutsch Bank (nominal holder):
- before change: 20.89%
- after change: 14.41%

Date on which YUKOS learned of the change: 9 November 2005

Date: 10 November 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tambovskaya Magistralnaya Setevaya Kompaniya as the result of restructuring OAO Tambovenergo.

2.1 Location of OAO Tambovskaya Magistralnaya Setevaya Kompaniya: Russian Federation, Tambov, 202 Sovetskaya St.

2.2 Share of interest of YUKOS in the charter capital of OAO Tambovskaya Magistralnaya Setevaya Kompaniya:

- before change: 0.00%
- after change: 25.15%

2.3 Percentage of common shares of OAO Tambovskaya Magistralnaya Setevaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tambovskaya Magistralnaya Setevaya Kompaniya changed:

- Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 27 October 2005
- Date of state registration of the report on results of the issue: 3 November 2005

Date: 9 November 2005

Report of Material Fact

Information on facts which caused a one-off increase (decrease) of more than 10 percent in the issuer's net profit or net losses

Content of the Report:

2.1. Significant (over 10%) change in the amount of net profit (net losses) was due to inclusion in the financial results (as part of the operating income) of the previously created reserve for depreciation of financial investments.

2.2. The date of the fact which caused a one-off change of more than 10 percent in the issuer's net profit (net losses): 30 October 2005

2.3. Value of the issuer's net profit (net losses) in the 2nd quarter of 2005: *656,110,000 rubles.*

2.4. Value of the issuer's net profit (net losses) in the 3rd quarter of 2005: *1,280,131,000 rubles.*

2.5. Absolute change of the issuer's net profit (net losses): *624,021,000 rubles.*

2.6. Percentage change of the issuer's net profit (net losses): *95.11 %.*

Date: 3 November 2005

Report of Material Fact

Information on Dates of Closing the Issuer's Register

Content of the Report:

2.1. Type, category, series and other identifiers of registered securities:
Registered common paperless shares, 4th issue, registration code - 1-02-00198-A

2.2. Purpose for which the list of registered securities holders is drafted:
Extraordinary General Meeting of Shareholders

2.3. Date of drafting the list of registered securities holders:
21 October 2005

2.4. Date and number of the meeting minutes:
Minutes of the YUKOS Board of Directors Meeting, No. 536-07, 20 October 2005

Date: 25 October 2005

Report on Information
which may Materially Affect the Value of Company Securities

Content of the Report:

2.1. Decision of the YUKOS Board of Directors of 20 October 2005 (Minutes No. 536-07):
Convene an extraordinary general meeting of YUKOS shareholders on 9 December 2005.
Approve the following agenda:
1. Changes and amendments to Article 5 "Charter Capital"
2. Changes and amendments to Article 2 "Location and Mailing Address"
3. Set 21 October 2005 as the date for preparing the list of persons entitled to participating in the Meeting.
4. Appoint Daniel Feldman as the Secretary of the Board of Directors.
5. Appoint the special registrar ZAO M-Reyestr as the Counting Commission of the Meeting.
6. Request the special registrar ZAO M-Reyestr to forward no later than 3 November 2005 to each person in the list a notification of the Meetings and voting bulletins.
7. Set 9 December 2005 as the cut-off date for acceptance of shareholder bulletins.
8. Approve the form and the language of the Meeting notification and the voting bulletin (Appendices 1 and 2).
9. Approve the list of materials provided to shareholders in preparation for the Meeting:
- draft changes and amendments to YUKOS Charter (Appendix 3);
- draft decisions of the Meeting (Appendix 4).
10. Establish that shareholders have access to the Meeting materials from 15 November 2005 through 9 December 2005 at the following addresses [list of addresses follows].
11. Appoint the special registrar ZAO M-Reyestr acting as the Counting Commission, to forward to each person in the list the Report on voting results by registered letter within 10 days after preparing the Minutes.
12. Approve the terms of the supplemental Agreement to the Contract between YUKOS and ZAO M-Reyestr on maintaining a register of shareholders (dated 1 December 1997, No. 45/97; lu8-4-01/96), to prepare an extraordinary general meeting of YUKOS shareholders and acting as Counting Commission.

Date: 25 October 2005

Report of Material Fact

Information on facts which caused a one-off increase (decrease) of more than 10 percent in the issuer's net profit or net losses

Content of the Report:

2.1. Significant (over 10%) change in the amount of net profit (net losses) was due to the increase of the amount of operating and extraordinary income.
The date of the fact which caused a one-off change of more than 10 percent in the issuer's net profit (net losses): 30 July 2005

2.2. Value of the issuer's net profit (net losses) in the 1st quarter of 2004: *-4,863,636,000 rubles.*

2.3. Value of the issuer's net profit (net losses) in the 2nd quarter of 2005: *-4,207,526,000 rubles.*

2.4. Absolute change of the issuer's net profit (net losses): *656,110,000 rubles.*
Percentage change of the issuer's net profit (net losses): *13.49%.*

Date: 9 August 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Teploenergeticheskaya Kompaniya as the result of restructuring OAO Teploenergeticheskaya Kompaniya.
2.1 Location of OAO Teploenergeticheskaya Kompaniya: Russian Federation, Belgorod, 42 Kommunisticheskaya St.
2.2 Share of interest of YUKOS in the charter capital of OAO Elektrosetevaya Kompaniya:

- before change: 25.00%
- after change: 12.47%

2.3 Percentage of common shares of OAO Teploenergeticheskaya Kompaniya owned by YUKOS:

- before change: 25.00%
- after change: 10.68%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Elektrosetevaya Kompaniya changed:
· Date of state registration of the report on results of the issue: 26 July 2005

Date: 27 July 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Sibneft.

2.1 Location of OAO Sibneft: Russian Federation, 646160 Omskaya Region, Liublinsky District, Liublinsky, 85 Oktiabrskaya St.

2.2 Share of interest of YUKOS in the charter capital of OAO Sibneft:

- before change: 34.54%
- after change: 20.00%

2.3 Percentage of common shares of OAO Sibneft owned by YUKOS:

- before change: 34.54%
- after change: 20.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Sibneft changed:

- Date of state registration of the report on results of the issue: 20 July 2005

Date: 21 July 2005

Report of Material Fact

Information on Decisions of General Meetings

Content of the Report:

2.1. Type of General Meeting: Annual.

2.2. The manner of conducting the General Meeting: Meeting (joint participation for discussion and deliberation on agenda items put to vote).

2.3. Date and Place of the General Meeting: 23 June 2005, Moscow, 6 Ilinka St., Conference Center of the RF Trade and Industry Chamber.

2.4. Quorum of the General Meeting: Total number of votes: 2,236,834,505.

As of 11:00 on 23 June 2005 General Meeting was attended by shareholders holding the total of 1,746,451,731 votes, or 78.08% of the total number of voting shares held by YUKOS shareholders.

At the opening of the Meeting there was quorum on all agenda items.

2.5. Items put to vote and voting results:

1. Approval of the YUKOS 2004 annual report (Annex 1)

"FOR"	1,238,557,110
"AGAINST"	240,171
"ABSTAINED"	2,208,683

Decision accepted.

2. Approval of annual reporting, including the 2004 profit and loss report of YUKOS.

"FOR"	1,238,571,346
"AGAINST"	240,171
"ABSTAINED"	2,194,047

Decision accepted.

3. Approval of YUKOS earnings distribution for FY 2004, including payment of common share dividends, and YUKOS losses in FY 2004.

"FOR"	1,238,610,974
"AGAINST"	271,527
"ABSTAINED"	2,129,639

Decision accepted.

4. Changes and amendments to YUKOS Charter.

"FOR"	1,142,035,870
"AGAINST"	66,640,366

"ABSTAINED"	32,336,225

Decision not accepted.

5. Election of YUKOS Board of Directors.

Candidate Name	Number of votes "FOR"
Viktor Vladimirovich Geraschenko	1,242,263,668
Yuri Arkadievich Beilin	1,238,516,191
Ivan Stepanovich Silaev	1,238,114,654
Steven Michael Theede	1,237,864,533
Evgeny Fedorovich Saburov	1,237,676,921
Alexei Emilievich Kontorovich	1,237,645,696
Yuri Petrovich Pokholkov	1,237,582,041
Bernard Loze	1,237,577,111
François Claude Bouclez	1,237,576,881
Alexandr Petrovich Semikoz	1,237,574,238
Vladimir Ivanovich Forosenko	1,237,558,716

"AGAINST":	531,836
"ABSTAINED":	12,224,224

Decision accepted for all candidates.

6. Election of YUKOS Audit Committee.

<u>Elena Vladimirovna Britkova</u>
Number of votes for this candidate:

"FOR"	1,238,354,525
"AGAINST"	247,064
"ABSTAINED"	2,134,521

<u>Nadezhda Evgenievna Korobeinikova</u>
Number of votes for this candidate:

"FOR"	1,238,345,522
"AGAINST"	249,865
"ABSTAINED"	2,130,521

<u>Alla Mikhailovna Poltoratskaya</u>
Number of votes for this candidate:

"FOR"	1,238,340,559
"AGAINST"	248,702
"ABSTAINED"	2,134,521

Decision accepted for all candidates.

7. Approval of YUKOS Auditor for FY 2005.

"FOR"	1,238,621,291

"AGAINST"	245,087
"ABSTAINED"	2,139,665

Decision accepted.

8. Approval of the total amount of remuneration and compensation of expenses for YUKOS Board of Directors members in 2005-2006.

"FOR"	1,221,711,804
"AGAINST"	296,738
"ABSTAINED"	18,998,399

Decision accepted.

2.6. Resolutions accepted by the General Meeting:

Item 1: Approve YUKOS 2004 annual report.
Item 2: Approve annual reporting, including the 2004 profit and loss report of YUKOS.
Item 3: Approve YUKOS earnings distribution for FY 2004. Common share dividends for FY 2004 were not paid.
Item 4: No decision taken.
Item 5: Elect YUKOS Board of Directors, consisting of 11 members:

1. Viktor Vladimirovich Geraschenko
2. Yuri Arkadievich Beilin
3. Ivan Stepanovich Silaev
4. Steven Michael Theede
5. Evgeny Fedorovich Saburov
6. Alexei Emilievich Kontorovich
7. Yuri Petrovich Pokholkov
8. Bernard Loze
9. François Claude Bouclez
10. Alexandr Petrovich Semikoz
11. Vladimir Ivanovich Forosenko

Item 6: Elect YUKOS Audit Committee, including 3 members from the following candidates:
Elena Vladimirovna Britkova
Nadezhda Evgenievna Korobeinikova
Alla Mikhailovna Poltoratskaya
Item 7: Approve PriceWaterhouseCoopers Audit as the YUKOS Auditor for FY 2005 according to the Russian and international standards.
Item 8: Approve the total amount of remuneration for YUKOS Board of Directors members and compensation of expenses associated with their responsibilities, in 2005-2006 in the amount equal to US$1.5 million.

Date: 7 July 2005

Report on Information
which may Materially Affect the Value of Company Securities

Content of the Report:

2.1. Decision of the YUKOS Board of Directors Meeting of 23 June 2005 (Minutes No. 536-06) on item 10.1. "Closure of the YUKOS Office in China":

1. "In view of operating difficulties suspend the activities of the YUKOS Office in China. Propose maintenance of further contacts with Chinese partners to ZAO YUKOS RM (Oil and Gas Trade and Transportation Administration);
2. Sell YUKOS China Office assets at market prices. Use proceeds to finance the required expenses of the Office."

Date: 4 July 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tomskenergoremont as the result of restructuring OAO Tomskenergo.
2.1 Location of OAO Tomskenergoremont: Russian Federation, Tomsk, 36 Pr. Kirova.
2.2 Share of interest of YUKOS in the charter capital of OAO Tomskenergoremont:

- before change: 0.00%
- after change: 25.88%

2.3 Percentage of common shares of OAO Tomskenergoremont owned by YUKOS:

- before change: 0.00%
- after change: 25.64%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tomskenergoremont changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 16 June 2005
· Date of state registration of the report on results of the issue: 28 June 2005

Date: 30 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tomskelektrosetremont as the result of restructuring OAO Tomskenergo.

2.1 Location of OAO Tomskelektrosetremont: Russian Federation, Tomsk, 36 Pr. Kirova.

2.2 Share of interest of YUKOS in the charter capital of OAO Tomskelektrosetremont:

- before change: 0.00%
- after change: 25.88%

2.3 Percentage of common shares of OAO Tomskelektrosetremont owned by YUKOS:

- before change: 0.00%
- after change: 25.64%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tomskelektrosetremont changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 16 June 2005

· Date of state registration of the report on results of the issue: 28 June 2005

Date: 30 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tomskie Magistralnye Seti as the result of restructuring OAO Tomskenergo.
2.1 Location of OAO Tomskie Magistralnye Seti: Russian Federation, Tomsk, 36 Pr. Kirova.
2.2 Share of interest of YUKOS in the charter capital of OAO Tomskie Magistralnye Seti:

- before change: 0.00%
- after change: 25.88%

2.3 Percentage of common shares of OAO Tomskie Magistralnye Seti owned by YUKOS:

- before change: 0.00%
- after change: 25.64%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tomskie Magistralnye Seti changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 16 June 2005
· Date of state registration of the report on results of the issue: 28 June 2005

Date: 30 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tomskaya Energosbytovaya Kompaniya as the result of restructuring OAO Tomskenergo.

2.1 Location of OAO Tomskaya Energosbytovaya Kompaniya: Russian Federation, Tomsk, 19 Kotovskogo St.

2.2 Share of interest of YUKOS in the charter capital of OAO Tomskaya Energosbytovaya Kompaniya:

- before change: 0.00%
- after change: 25.88%

2.3 Percentage of common shares of OAO Tomskaya Energosbytovaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.64%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tomskaya Energosbytovaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 16 June 2005
· Date of state registration of the report on results of the issue: 28 June 2005

Date: 30 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tomskaya Energeticheskaya Upravliaiuschaya Kompaniya as the result of restructuring OAO Tomskenergo.

2.1 Location of OAO Tomskaya Energeticheskaya Upravliaiuschaya Kompaniya: Russian Federation, Tomsk, 36 Pr. Kirova.

2.2 Share of interest of YUKOS in the charter capital of OAO Tomskaya Energeticheskaya Upravliaiuschaya Kompaniya:

- before change: 0.00%
- after change: 25.88%

2.3 Percentage of common shares of OAO Tomskaya Energeticheskaya Upravliaiuschaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.64%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tomskaya Energeticheskaya Upravliaiuschaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 16 June 2005

· Date of state registration of the report on results of the issue: 28 June 2005

Date: 30 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tomskaya Raspredelitelnaya Kompaniya as the result of restructuring OAO Tomskenergo.

2.1 Location of OAO Tomskaya Raspredelitelnaya Kompaniya: Russian Federation, Tomsk, 36 Pr. Kirova.

2.2 Share of interest of YUKOS in the charter capital of OAO Tomskaya Raspredelitelnaya Kompaniya:

- before change: 0.00%
- after change: 25.88%

2.3 Percentage of common shares of OAO Tomskaya Raspredelitelnaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.64%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tomskaya Raspredelitelnaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 16 June 2005

· Date of state registration of the report on results of the issue: 28 June 2005

Date: 30 June 2005

Report of Material Fact

Information on facts which caused a one-off increase (decrease) of more than 10 percent in the issuer's net profit or net losses

Content of the Report:

2.1. Significant (over 10%) change in the amount of net profit (net losses) was due to the decrease in the amount of operating and extraordinary expenses.

2.2. The date of the fact which caused a one-off change of more than 10 percent in the issuer's net profit (net losses): 30 April 2005

2.3. Value of the issuer's net profit (net losses) in the 4th quarter of 2004: *- 234,780,119,000 rubles.*

2.4. Value of the issuer's net profit (net losses) in the 1st quarter of 2005: *- 4,863,636,000 rubles.*

2.5. Absolute change of the issuer's net profit (net losses): *229,916,483,000 rubles.* Percentage change of the issuer's net profit (net losses): *97.93%.*

Date: 6 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Elektrosetevaya Kompaniya as the result of restructuring OAO Belgorodenergo.
2.1 Location of OAO Elektrosetevaya Kompaniya: Russian Federation, Belgorod, 42 Kommunisticheskaya St.
2.2 Share of interest of YUKOS in the charter capital of OAO Elektrosetevaya Kompaniya:

- before change: 0.00%
- after change: 25.00%

2.3 Percentage of common shares of OAO Elektrosetevaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Elektrosetevaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 14 April 2005
· Date of state registration of the report on results of the issue: 17 May 2005

Date: 1 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Belgorodskaya Magistralnaya Setevaya Kompaniya as the result of restructuring OAO Belgorodenergo.

2.1 Location of OAO Belgorodskaya Magistralnaya Setevaya Kompaniya: Russian Federation, Belgorod, 42 Kommunisticheskaya St.

2.2 Share of interest of YUKOS in the charter capital of OAO Belgorodskaya Magistralnaya Setevaya Kompaniya:

- before change: 0.00%
- after change: 25.00%

2.3 Percentage of common shares of OAO Belgorodskaya Magistralnaya Setevaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Belgorodskaya Magistralnaya Setevaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 26 May 2005

· Date of state registration of the report on results of the issue: 17 May 2005

Date: 1 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tambovskaya Energosbytovaya Kompaniya as the result of restructuring OAO Tambovenergo.

2.1 Location of OAO Tambovskaya Energosbytovaya Kompaniya: Russian Federation, 392680, Tambov, 23 Morshanskoe Sh.

2.2 Share of interest of YUKOS in the charter capital of OAO Tambovskaya Energosbytovaya Kompaniya:

- before change: 0.00%
- after change: 25.15%

2.3 Percentage of common shares of OAO Tambovskaya Energosbytovaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tambovskaya Energosbytovaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 15 February 2005

· Date of state registration of the report on results of the issue: 31 March 2005

Date: 1 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tambovskaya Energeticheskaya Upravliaiuschaya Kompaniya as the result of restructuring OAO Tambovenergo.

2.1 Location of OAO Tambovskaya Energeticheskaya Upravliaiuschaya Kompaniya: Russian Federation, 392680, Tambov, 23 Morshanskoe Sh.

2.2 Share of interest of YUKOS in the charter capital of OAO Tambovskaya Energeticheskaya Upravliaiuschaya Kompaniya:

- before change: 0.00%
- after change: 25.15%

2.3 Percentage of common shares of OAO Tambovskaya Energeticheskaya Upravliaiuschaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tambovskaya Energeticheskaya Upravliaiuschaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 15 February 2005

· Date of state registration of the report on results of the issue: 31 March 2005

Date: 1 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in the open joint stock company Tambovskaya Generiruiuschaya Kompaniya as the result of restructuring OAO Tambovenergo.

2.1 Location of OAO Tambovskaya Generiruiuschaya Kompaniya: Russian Federation, 392030, Tambov, 7 Pr. Energetikov.

2.2 Share of interest of YUKOS in the charter capital of OAO Tambovskaya Generiruiuschaya Kompaniya:

- before change: 0.00%
- after change: 25.15%

2.3 Percentage of common shares of OAO Tambovskaya Generiruiuschaya Kompaniya owned by YUKOS:

- before change: 0.00%
- after change: 25.00%

2.4 Date on which the share of interest of YUKOS in the charter capital of OAO Tambovskaya Generiruiuschaya Kompaniya changed:

· Date of entering the shares in the DEPO account of the Depositary OAO Investment Bank Trust: 15 February 2005

· Date of state registration of the report on results of the issue: 31 March 2005

Date: 1 June 2005

Report on Information
which may Materially Affect the Value of Company Securities

Content of the Report:

2.1. Decision of the YUKOS Board of Directors Meeting of 19 May 2005 (Minutes No. 120-04) on item 2.2 "Recommendations to the annual general meeting of shareholders regarding distribution of earnings of YUKOS, including the amount of dividends and losses based on the FY 2004 results."

"Due to the requirement to apply all Company earnings to the payment of tax arrears propose the annual gernal meeting of shareholders not to pay out dividends based on the FY 2004 results."

Date: 1 June 2005

Statement regarding a material fact.

Data on the closing dates of the issuer's register

№0800198A05052005. Message of May 11, 2005 on the types, categories, series and other identifying characteristics of bearer securities: common registered uncertificated stock, registration number 1-02-00198-A dated July 22, 2003; list of shareholders being compiled June 5, 2005 for the annual general meeting of shareholders on June 23, 2005.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of May 11, 2005 describing the following decisions made at the board meeting on May 5, 2005:

Question 1 – On conducting the annual general meeting of shareholders for 2004:

1. To convene the annual general meeting of shareholders at 11:00 AM (registration begins at 9:30) on June 23, 2005 in the Russian Federation Trade and Industry Chamber Convention Center, Moscow.
2. To hold the meeting as an assembly of shareholders.
3. To approve the meeting agenda:
   1) Approve the 2004 annual report
   2) Approve the annual financial statements, including profit and loss accounts, for the 2004 fiscal year
   3) Approve the distribution of 2004 profits, including payment of dividends for ordinary shares, and losses
   4) On making changes and additions to the company charter
   5) Election of Board of Directors
   6) Election of Audit Commission
   7) Approval of Auditor for fiscal year 2005
   8) Approval of the total compensation and reimbursement of expenditures for Board of Directors members for 2005-2006.
4. To set May 6, 2005 as the date for compiling the list of persons with the right to attend the meeting.
5. To appoint D. Feldman as the meeting secretary.
6. To vest Closed Joint Stock Company "M-Reyestr" with the function of tabulation commission for the meeting.
7. To direct Closed Joint Stock Company "M-Reyestr" to send each person eligible to attend the meeting a notice of the meeting and a proxy circular by registered mail no later than June 2, 2005.
8. To set June 20, 2005 as the last day for receiving proxy votes to be counted in the quorum and in the vote tally.
9. To approve the form and content of the meeting notice and proxy circulars 1, 2, and 4.
10. To approve the list of meeting-related materials to be provided to the shareholders in preparation for the meeting.
11. To establish that shareholders may review the materials related to the annual meeting agenda on weekdays from 2 PM to 5 PM from June 2-22, 2005 at 27 specified addresses, as well as at the meeting site on the day of the meeting.
12. To establish that, for proxy voting, the completed and signed proxy circulars must be sent to the registrar serving as the tabulation commission before June 20, 2005 inclusive to the specified address.
13. To approve the terms and conditions of the supplementary agreement to the Shareholders' Registry Services Contract with Closed Joint Stock Company

"M-Reyestr" regarding the preparation for the annual general meeting of shareholders and the performance of tabulation commission functions according to the draft Agreement.

Question 2 – On approving the settlement of the interested-party transaction to temporarily suspend the Crude Petroleum Supply Contract dated June 17, 2002 between Open Joint Stock Company "NK YUKOS" and "Mazeikiu Nafta" AB

1. To approve settlement of the interested-party transaction to temporarily suspend the Crude Petroleum Supply Contract No. 643/00044440/00237 (02/10K) dated June 17, 2002 with "Mazeikiu Nafta" AB (Lithuania) from April 1, 2005 to June 30, 2005.

2. To approve the settlement of the transaction of paragraph 1 as a transaction requiring approval in accordance with paragraph a) part 30 article 20 of the Open Joint Stock Company "NK YUKOS" charter.

3. To approve the draft of Supplemental Agreement 3 to temporarily suspend the Crude Petroleum Supply Contract No. 643/00044440/00237 (02/10K) dated June 17, 2002 with counterparty "Mazeikiu Nafta" AB from April 1, 2005 to June 30, 2005.

4. To authorize the Open Joint Stock Company "NK YUKOS" organization to settle the transaction under the conditions of paragraph 2, including ensuring and organizing all necessary measures and taking all necessary actions to effect the transactions and actions indicated in this decision.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of March 1, 2005 describing the following decisions made at the board meeting on February 11, 2005:

Question 1 – Changing the management structure of the Company

1. To consent for "Yukos-Moscow" LLC to cease exercising the authority of the executive body of Open Joint Stock Company "NK YUKOS" when the Agreement to Transfer the Authority of the Executive Body dated May 3, 2000 expires on May 4, 2005.
2. To appoint Steven M. Theede as President of Open Joint Stock Company "NK YUKOS" for a term of three years beginning May 4, 2005.
3. To approve the new corporate management structure in its entirety and to direct the President of Open Joint Stock Company "NK YUKOS" to make the necessary changes and corrections to it with Board of Directors approval.
4. The Board of Directors will form an Executive Committee and approve the general design of the Enactment of the Committee, provided that S. Theede presents the Board with a final draft drawn up in accordance with existing legislation and the Company's internal documents.

Theede, Steven Michael, born 1952

-Has no shares in the issuer's registered capital
-No issuer options have been issued
-Has no shares in the registered capital of subsidiaries or dependent entities
-No subsidiary or dependent entity options have been issued
-Is not related to any other person who is a member of the issuer's management or controlling authorities for the issuer's financial and economic activity

Question 3 – On conducting the annual general meeting of shareholders

To set June 23, 2005 as the date for the annual general meeting of shareholders.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of December 15, 2004 describing the following decisions made at the board meeting on December 15, 2004:

Question 1 – Review of shareholders' nominations to the Board of Directors and formation of a candidate slate for Board of Directors election

1. Since no candidates for Board of Directors were nominated by shareholders with at least 2% of the voting shares by the deadline of December 14, 2004, to cancel the special general meeting of shareholders scheduled for January 13, 2005.

2. To review the issue of convening a special general meeting of shareholders regarding the early termination of the powers of the existing membership of the Board of Directors and the election of a new Board of Directors at the Board of Directors meeting on December 20, 2004 with due consideration for the results of the special general meeting of shareholders on December 20, 2004.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of November 29, 2004 describing the following decisions made at the board meeting on November 25, 2004:

Question 1 – On preparing for the special general meeting of shareholders on December 20, 2004

Addition and modification to the Board of Directors decisions of November 2, 2004 to convene a special general meeting of shareholders on December 20, 2004:

1. To hold the meeting at the Convention Center in Moscow, at 12 PM, with registration beginning at 9:30 AM.

2. To revoke the Board of Directors' November 2, 2004 approval of the agenda, and to establish the following agenda:

1) Liquidation of Open Joint Stock Company "NK YUKOS"

2) Bankruptcy of Open Joint Stock Company "NK YUKOS"

3. To establish that completed and signed proxy votes must be received by the registrar, Closed Joint Stock Company "M-Reyestr", which serves as the tabulation commission, at the specified address prior to December 17, 2004 inclusive.

4. To approve the form and content of the meeting notice to shareholders.

5. To approve the form and content of the proxy circular.

6. To direct Closed Joint Stock Company "M-Reyestr" to send each person eligible to attend the meeting a notice of the meeting and a proxy circular by registered mail no later than November 29, 2004.

7. To approve the list of meeting-related materials to be provided to the shareholders in preparation for the meeting.

8. To establish that shareholders may review the materials related to the annual meeting agenda on weekdays from 2 PM to 5 PM from November 29, 2004 to December 19, 2004 at specified addresses, as well as at the meeting site on the day of the meeting.

9. To approve the terms and conditions of the supplementary agreement to the Shareholders' Registry Services Contract with Closed Joint Stock Company "M-Reyestr" regarding the preparation for the special general meeting of shareholders and the performance of tabulation commission functions.

10. To approve D. Feldman, secretary of the Board of Directors, as the secretary for the special general meeting of shareholders.

Statement regarding a material fact.

Data on fact(s) which caused a one-off increase of more than 10 percent in issuer's net profit or net losses

№ 0300198A30102004. Message of October 30, 2004 regarding additional tax obligations levied in accordance with the report of the repeated field tax audit for 2001. Issuer's net profit for first 6 months of 2004, RUR -77,594,880,000; issuer's net profit for first 9 months of 2004, RUR -182,695,099,000; change in issuer's net profit: in absolute terms, RUR 105,100,219,000; percentage, 235%.

Statement regarding a material fact.

Data on fact(s) which caused a one-off increase of more than 10 percent in issuer's net assets

№ 0200198A30102004. Message of October 30, 2004 regarding additional tax obligations levied in accordance with the report of the repeated field tax audit for 2001. Net assets of issuer for first 6 months of 2004, RUR -61,569,876,000; net assets of issuer for first 9 months of 2004, RUR -167,395,777,000; change in issuer's net assets: in absolute terms, RUR 105,799,901,000; percentage, 272%.

Statement regarding a material fact.

Data on the closing dates of the issuer's register

№0800198A02112004. Message of November 2, 2004 on the types, categories, series and other identifying characteristics of bearer securities: 1-02-00198-A dated July 22, 2003; list of shareholders being compiled as of November 11, 2004.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of November 2, 2004 describing the following decisions made at the board meeting on November 2, 2004:

Question 1 – Regarding the situation surrounding the company

1. To convene a special general meeting of shareholders on December 20, 2004.

1) To hold the meeting as a joint assembly of shareholders, with the opportunity for proxy voting.

2) To hold the meeting in Moscow.

3) To approve the meeting agenda:

1. Approval of the turnaround plan for the company
2. Liquidation of the company
3. Bankruptcy of the company

4) To set November 2, 2004 as the date for compiling the list of persons eligible to participate in the meeting.

5) To set December 17, 2004 as the last date to receive shareholder proxies.

6) To hold a Board of Directors session no later than November 27, 2004 to approve the list and procedure for providing materials to the shareholders in preparation for the meeting, to approve the form and content of the proxy circulars and the form and content of the meeting notice to shareholders, and to decide other necessary questions.

2. To convene a special general meeting of shareholders on January 13, 2005

1) To hold the meeting as a joint assembly of shareholders, with the opportunity for proxy voting.

2) To hold the meeting in Moscow at 12 PM, with registration beginning at 9:30 AM.

3) To approve the meeting agenda:

1. Early termination of the powers of the current members of the Board of Directors and election of a new Board of Directors

4) To set November 11, 2004 as the date for compiling the list of persons eligible to participate in the meeting.

5) To set January 10, 2005 as the last date to receive shareholder proxies.

6) To establish that completed and signed proxy votes must be received by the registrar, Closed Joint Stock Company "M-Reyestr", which serves as the tabulation commission, prior to January 10, 2005 inclusive.

7) To approve the form and content of the meeting notice to shareholders.

8) To publish no later than November 24, 2004 in the newspapers Izvestiya and/or Rossiyskaya Gazeta a notice to shareholders of the meeting in which the shareholders are informed that those holding at least 2% of voting shares may nominate candidates to the Board of Directors.

9) To set December 14, 2004 as the last date to receive nominations to the Board of Directors from shareholders with at least 2% of voting shares.

10) To establish that nominations to the Board of Directors must be sent by registered mail, return receipt requested to Open Joint Stock Company "NK YUKOS"

or the managing organization of Open Joint Stock Company "NK YUKOS", "Yukos-Moscow" LLC.

11) No later than December 15, 2004, to convene a Board of Directors meeting to review the shareholders' nominations for Board of Directors, and to approve the form and content of proxy circulars for voting at the January 13, 2005 meeting with due consideration for the candidates nominated to the Board of Directors.

12) To direct Closed Joint Stock Company "M-Reyestr" to send each person eligible to attend the meeting a notice of the meeting and a proxy circular by registered mail no later than December 23, 2004

13) To approve the list of materials to be provided to the shareholders in preparation for the meeting

14) To establish that shareholders may review the materials related to the annual meeting agenda on weekdays from 2 PM to 5 PM from December 23, 2004 to January 13, 2005 at specified addresses, as well as at the meeting site on the day of the meeting.

15) To approve the terms and conditions of the supplementary agreement to the Shareholders' Registry Services Contract with Closed Joint Stock Company "M-Reyestr" regarding the preparation for the special general meeting of shareholders and the performance of tabulation commission functions.

Statement regarding a material fact.

Data on the closing dates of the issuer's register

№0800198A02112004. Message of November 2, 2004 on the types, categories, series and other identifying characteristics of bearer securities: 1-02-00198-A dated July 22, 2003; list of shareholders being compiled November 11, 2004 for the special general meeting of shareholders on December 20, 2004.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document of October 8, 2004 regarding a change on October 7, 2004 in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Siberian Oil Company [Sibirskaya Neftyanaya Kompaniya]" from 92% to 34.54%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of September 16, 2004 describing the following decisions made at the board meeting on September 13, 2004:

Question 1 – Regarding the approval of the interested-party transaction (several related transactions) to temporarily suspend the Crude Petroleum Supply Contract dated June 17, 2002 between Open Joint Stock Company "NK YUKOS" and "Mazeikiu Nafta" AB

1. In order to approve the interested-party transaction (several related transactions) to temporarily suspend the Crude Petroleum Supply Contract No. 643/00044440/00237 (02/10K) dated June 17, 2002 with "Mazeikiu Nafta" AB (Lithuania), to determine that the price and terms of the transaction correspond to market price and terms.

2. To approve settlement of the interested-party transaction (several related transactions) to temporarily suspend the Crude Petroleum Supply Contract No. 643/00044440/00237 (02/10K) dated June 17, 2002 with "Mazeikiu Nafta" AB (Lithuania) for three months, from October 1, 2004 to December 31, 2004.

3. To approve the settlement of the transaction (several related transactions) of paragraph 2 as a transaction requiring approval in accordance with part 30 paragraph 2 article 20 of the Open Joint Stock Company "NK YUKOS" charter.

4. To authorize the Open Joint Stock Company "NK YUKOS" organization to settle the transaction under the conditions of paragraph 2, including ensuring and organizing all necessary measures and taking all necessary actions to effect the transactions and actions indicated in this decision.

Question 2 – Regarding the approval of the interested-party transaction (several related transactions) to temporarily suspend the Crude Petroleum Supply Contract dated December 25, 2003 between Open Joint Stock Company "NK YUKOS" and "Mazeikiu Nafta" AB

1. In order to approve the interested-party transaction (several related transactions) to temporarily suspend the Crude Petroleum Supply Contract No. 643/00044440/00294 (03-08K) dated December 25, 2003 with "Mazeikiu Nafta" AB (Lithuania), to determine that the price and terms of the transaction correspond to market price and terms.

2. To approve settlement of the interested-party transaction (several related transactions) to temporarily suspend the Crude Petroleum Supply Contract No. 643/00044440/00294 (03-08K) dated June 17, 2002 with "Mazeikiu Nafta" AB (Lithuania) for three months, from October 1, 2004 to December 31, 2004.

3. To approve the settlement of the transaction (several related transactions) of paragraph 2 as a transaction requiring approval in accordance with part 30 paragraph 2 article 20 of the Open Joint Stock Company "NK YUKOS" charter.

4. To authorize the Open Joint Stock Company "NK YUKOS" organization to settle the transaction under the conditions of paragraph 2, including ensuring and organizing all necessary measures and taking all necessary actions to effect the transactions and actions indicated in this decision.

Statement regarding a material fact.

Data on fact(s) which caused a one-off increase of more than 10 percent in issuer's net assets

№ 0200198A30072004. Message of July 30, 2004 regarding write-off of issuer's income in connection with an invalid supplemental issuance of shares of Open Joint Stock Company "NK YUKOS" (registration number 1-02-00198-A-002D dated July 22, 2003). Net assets of issuer for first quarter of 2004, RUR 277,249,433,000; net assets of issuer for second quarter of 2004, RUR -61,569,876,000; change in issuer's net assets: in absolute terms: RUR 338,819,309,000; percentage: cannot be determined.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of July 13, 2004 describing the following decisions made at the board meeting on July 9, 2004:

On approval of transactions (commission contracts) between OAO Yukos Oil Company (Commissioner) and OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye relating to foreign market sales of commercial crude oil as transactions in which there is an interest:

1. To approve in general any transactions or actions performed by OAO Yukos Oil Company (persons designated thereby) as a commissioner in the foreign sales of commercial crude oil in 2004–2005, including transactions and actions with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, and OOO Zapadno-Malobalykskoye as transactions in which OAO Yukos Oil Company has an interest, by conferring upon the executive body (management entity) of OAO Yukos Oil Company the authority to amend any terms and conditions of the contract other than those set hereby and to approve the price of services under the said contract based on their market value, in accordance with the following:

For transactions with OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye, and OAO Yuganskneftegaz:

- Transaction type will be commission contract
- Contracts will involve serving as commissioner for foreign sales of crude petroleum
- Approximate volumes will be 15 million, 12 million, 1.3 million, and 52 million tons, respectively
- Contracts will be effective through December 31, 2005 inclusive
- Compensation will not exceed 1.25% of invoice to foreign buyer, plus VAT (18%) on said commission fee amount.

2. To approve the abovementioned transactions in accordance with paragraph 2 (30) of Article 20 of the OAO Yukos Oil Company Charter.

3. To direct the executive bodies (management entity) of OAO Yukos Oil Company to arrange for the signing on behalf of OAO Yukos Oil Company of commission agreements with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, and OOO Zapadno-Malobalykskoye, and to do all things necessary for the performance of any transactions and actions specified herein, including the obtaining of any necessary permits from government agencies.

This document has previously been fully translated. Complete text pasted below.

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1. Full company name of issuer: Open joint stock company "Oil Company YUKOS"
2. Issuer's address: 26 Lenina Street, Nefteyugansk, Khanty-Mansiisk Autonomous Area - Yugra, 628309, Russian Federation
3. Issuer's taxpayer identification number designated by tax authorities: 8604010486
4. Unique issuer's code designated by registering body: 00198-A
5. Internet address used by issuer for publication of material fact notices: www.yukos.ru
6. The date and the number of the minutes of issuer's Board of Directors meeting: 9.07.2004, №120-14
7. The date of the meeting of issuer's Board of Directors: 9.07.2004.
8. The content of the resolutions passed by issuer's Board of Directors:

Regarding the issue «**On approval of transactions (commission contracts) between OAO Yukos Oil Company (Commissioner) and OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye relating to foreign market sales of commercial crude oil as transactions in which there is an interest** the following resolution has been passed:

1. To approve in general any transactions or actions performed by OAO Yukos Oil Company (persons designated thereby) as a commissioner involving foreign sales of commercial crude oil in 2004 – 2005, including:
    - any of the Company's transactions (agreements, contracts) with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye as transactions in which OAO Yukos Oil Company is interested, by conferring upon the executive body (management entity) of OAO Yukos Oil Company the authority to amend any terms and conditions of the contract other than those set hereby and to approve the price of services under the said contract based on their market value, in accordance with the following:

Transaction Type	Yukos' Transaction Counterparty	Subject Matter and Material Conditions of Contract	Effective Term of Contract	Price of Services under Contract
Commission contract	OAO Samaraneftegaz	2004-2005 foreign sales of commercial crude oil in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 15 million tons	Until 31.12.2005 (inclusive)	The fee is no more than 1.25% (one point twenty-five) of the total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount
Commission contract	OAO Tomskneft VNK	2004-2005 foreign sales of commercial crude oil	Until 31.12.2005	The fee is no more than 1.25% (one point twenty-five) of the

		in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 12 million tons	(inclusive)	total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount
Commission contract	OOO Zapadno-Malobalykskoye	2004-2005 foreign sales of commercial crude oil in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 1.3 million tons	Until 31.12.2005 (inclusive)	The fee is no more than 1.25% (one point twenty-five) of the total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount
Commission contract	OAO Yuganskneftegaz	2004-2005 foreign sales of commercial crude oil in the capacity of a commissioner. Approximate delivery volume up to the end of 2005 – 52 million tons	Until 31.12.2005 (inclusive)	The fee is no more than 1.25% (one point twenty-five) of the total amount of the invoice issued to the foreign buyer, plus the value-added tax (18%) on the said commission fee amount

2. To approve the abovementioned transactions in accordance with section 2 (30) of Article 20 of OAO Yukos Oil Company Charter.
3. To instruct the executive bodies (management entity) of OAO Yukos Oil Company to arrange for the signing on behalf of OAO Yukos Oil Company of commission agreements with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, OOO Zapadno-Malobalykskoye, and to do all things necessary for the performance of any transactions and actions specified herein, including the obtaining of any necessary permits from government agencies.

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC V.E. Tishchenkov

Statement regarding a material fact.

Data regarding decisions of general meetings

№ 1000198A25062004. Message dated July 7, 2004 regarding the results of voting at the annual general meeting of shareholders held June 24, 2004 in Moscow, as follows.

General Meeting Quorum. As of May 8, 2004, there were 2,700,358,812 eligible voting shares on questions 1-3 and 5-7, and 29,703,946,932 on question 4. As of 11:00 at the shareholder meeting, the participating shareholders held 1,755,407,824 votes total on questions 1-3 and 5-7, and 19,309,486,064 cumulative votes on question 4, which constitute 65.01% of the total votes held by shareholders with voting shares for all of the questions on the agenda. At the time the Session opened, there was a quorum for all of the questions on the agenda.

Question 1: Approval of the 2003 Annual Report. Quorum of 65.13% of eligible votes. Passed with 83.93% of the vote. Resolved: To approve the OAO Yukos Oil Company annual report for fiscal year 2003.

Question 2: Approval of the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company. Quorum of 65.13% of eligible votes. Passed with 83.88% of the vote. Resolved: To approve the 2003 annual financial statements, including the profit and loss account, of OAO YUKOS Oil Company.

Question 3: Approval of the distribution of OAO YUKOS Oil Company's 2003 profit, including the payment of dividends on OAO YUKOS Oil Company ordinary shares, and OAO YUKOS Oil Company's 2003 losses. Quorum of 65.13% of eligible votes. Passed with 84.00% of the vote. Resolved: To approve the distribution of OAO YUKOS Oil Company's 2003 profits and losses. No dividends will be paid on ordinary shares for 2003.

Question 4: Election of the Board of Directors of OAO YUKOS Oil Company. Quorum of 65.13% of the total number of eligible votes. Results were:

VOTES "FOR"	
Gerashchenko Viktor Vladimirovich	**1,488,745,726**
Golubev Yury Aleksandrovich	**1,476,683,400**
Pokholkov Yuriy Petrovich	**1,473,365,955**
Kontorovich Aleksei Emilievich	**1,473,179,269**
Soublin Michel	**1,472,824,642**
Buclez François Claude	**1,472,749,848**
Gupta Raj Kumar	**1,472,744,471**
Carey Sarah Collins	**1,472,734,569**
Loze Bernard	**1,472,729,126**
Kosciusko-Morizet Jacques	**1,472,723,086**

Ortiz Edgar	**1,472,575,206**
"AGAINST" all candidates:	**198,781**
"ABSTAINED":	**7,277,820**

Resolved: To elect the Board of Directors of OAO YUKOS Oil Company consisting of 11 persons:

1. Gerashchenko Viktor Vladimirovich
2. Golubev Yury Aleksandrovich
3. Kontorovich Aleksei Emilievich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques
8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Pokholkov Yuriy Petrovich

Question 5: Election of OAO YUKOS Oil Company Audit Commission. Quorum of 65.13% of eligible votes. Draft resolution to elect the Audit Commission of OAO YUKOS Oil Company consisting of 3 persons from among the following candidates: Murashova Antonina Borisovna, Britkova Yelena Vladimirovna, Serzhanova Margarita Osvaldovna. Murashova received 83.81% "for" votes, Britkova received 83.84% "for" votes, and Serzhanova received 83.84% "for" votes.

Question 6: Approval of the Auditor of OAO YUKOS Oil Company for fiscal year 2004. Quorum of 65.13% of eligible votes. Passed with 83.88% of the vote. Resolved to approve the audit firm Closed Joint Stock Company PricewaterhouseCoopers as the Auditor of OAO YUKOS Oil Company for fiscal year 2004 in relation to both Russian and international standards.

Question 7: Approval of the total amount of compensation and reimbursement of expenses to be paid to the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005. Draft resolution to approve the total amount of compensation to be paid to the members of the Board of Directors and the reimbursement of their expenses incurred in connection with the performance of their duties as the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005 constituting an equivalent of US$ 2 million. Quorum of 65.13% of eligible votes. Passed with 83.82% of the vote. Resolved: To approve the total amount of compensation to be paid to the members of the Board of Directors and the reimbursement of their expenses incurred in connection with the performance of their duties as the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005 constituting an equivalent of US$ 2 million.

*****This document has previously been fully translated. Complete text pasted below.*****

Minutes of voting at Annual General Meeting of Shareholders

Code of material fact: **1000198A25062004**
Internet address used by issuer for publication of material fact notices: **www.yukos.ru**
Name of periodical print publication used by issuer for publication of material fact notices: **"Rossiiskaya Gazeta", "Supplement to Securities Market Federal Commission Newsletter"**

Type of general meeting: **Annual general meeting of OAO Yukos Oil Company shareholders**

Form in which general meeting is held: **Annual general meeting of shareholders of the open joint stock company Yukos Oil Company (OAO Yukos Oil Company, "the Company") of 26 Lenina Street, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation, held in the form of joint presence of shareholders with a possibility of voting ballots being forwarded to shareholders in advance.**

Date and place of general meeting: **24.06.2004, Conference Hall, Radisson-Slavyanskaya Hotel, 2 Evropy Square, Moscow.**

Mailing address to which completed voting ballots were sent: **ZAO M-Reyestr, 23 Vavilova Street, Moscow 117312.**

Quorum at general meeting: **In accordance with the list of persons entitled to participate in the Annual General Meeting of Shareholders of the open joint stock company "YUKOS Oil Company", which is based on the data from the Yukos Oil Company shareholders registry as of 8 May 2004, the total number of votes held by shareholders holding voting shares of the open joint stock company "YUKOS Oil Company" (persons included in the list of persons entitled to participate in the extraordinary General Meeting of shareholders) with the entitlement to vote on questions 1 to 3 and 5 to 7 on the agenda is 2,700,358,812 and with the entitlement to vote on question 4 on the agenda (cumulative voting) – 29,703,946,932.**
As at 11:00 am, at the annual general meeting of YUKOS Oil Company shareholders present were shareholders who in aggregate held 1,755,407,824 votes on questions 1 to 3 and 5 to 7, and 19,309,486,064 votes on question 4 (cumulative voting), i.e. 65.01% of the total number of votes of the shareholders holding voting shares of the open joint stock company "YUKOS Oil Company" (persons included in the list of persons entitled to participate in the annual general meeting of shareholders) with the entitlement to vote on all the business on the agenda
At the time the Meeting was declared opened, quorum existed with regard to all the business on the agenda.

The questions put to the vote and the results of the voting thereon. The wording of the resolutions passed in General Meeting:

Question 1: Approval of the 2003 Annual Report of OAO YUKOS Oil Company

The following draft resolution is put to the vote: To approve the 2003 Annual Report of OAO YUKOS Oil Company.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 1 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 1 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 1.

The number of votes cast in favor of each option with regard to the first question on the agenda:

"FOR"	**1,475,973,315 votes (83.93 %)**
"AGAINST"	**6,248,297 votes (0.36 %)**
"ABSTAINED"	**5,156,718 votes (0.29 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 769,763.

The following resolution has been carried on the results of the vote:

To approve the 2003 Annual Report of OAO YUKOS Oil Company.

Question 2: Approval of the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company.

The following draft resolution is put to the vote: To approve the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 2 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 2 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 2.

The number of votes cast in favor of each option with regard to the second question on the agenda:

"FOR"	**1,475,069,900 votes (83.88 %)**
"AGAINST"	**6,675,296 votes (0.38 %)**
"ABSTAINED"	**5,481,817 votes (0.31 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 906,630.

The following resolution has been carried on the results of the vote:
To approve the 2003 Annual Financial Statements, including the Profit and Loss Account, of OAO YUKOS Oil Company.

Question 3: **Approval of the distribution of OAO YUKOS Oil Company's 2003 profit, including the payment of dividends on OAO YUKOS Oil Company ordinary shares, and OAO YUKOS Oil Company's 2003 losses.**

The following draft resolution is put to the vote: To approve the distribution of OAO YUKOS Oil Company's 2003 profit and losses. To refrain from paying any dividends on OAO YUKOS Oil Company ordinary shares for the financial year 2003.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 3 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 3 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.
The quorum exists with regard to question 3.

The number of votes cast in favor of each option with regard to the third question on the agenda:

«FOR»	**1,477,240,698 votes (84.00 %)**
«AGAINST»	**6,955,987 votes (0.40 %)**
«ABSTAINED»	**3,015,701 votes (0.17 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 921,331.

The following resolution has been carried on the results of the vote:

To approve the distribution of OAO YUKOS Oil Company's 2003 profit and losses. To refrain from paying any dividends on OAO YUKOS Oil Company ordinary shares for the financial year 2003.

Question 4: **Election of the Board of Directors of OAO YUKOS Oil Company.**

The following draft resolution is put to the vote:

To elect the Board of Directors of OAO YUKOS Oil Company consisting of 11 persons from among the following candidates:

1. Gerashchenko Viktor Vladimirovich
2. Golubev Yury Aleksandrovich
3. Kontorovich Aleksei Emilievich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques
8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Pokholkov Yuriy Petrovich

The Company's Board of Directors (Supervisory Board) is elected by cumulative voting.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 4 on the agenda is 29,703,946,932.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 4 on the agenda is 19,345,036,315, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 4.

The number of votes cast in favor of each of the candidates by the persons participating in the general meeting of shareholders who chose to vote "**FOR**":

Gerashchenko Viktor Vladimirovich	**1,488,745,726**
Golubev Yury Aleksandrovich	**1,476,683,400**
Pokholkov Yuriy Petrovich	**1,473,365,955**
Kontorovich Aleksei Emilievich	**1,473,179,269**
Soublin Michel	**1,472,824,642**
Buclez François Claude	**1,472,749,848**
Gupta Raj Kumar	**1,472,744,471**
Carey Sarah Collins	**1,472,734,569**
Loze Bernard	**1,472,729,126**
Kosciusko-Morizet Jacques	**1,472,723,086**
Ortiz Edgar	**1,472,575,206**
"AGAINST" all candidates:	**198,781**
"ABSTAINED":	**7,277,820**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 34,874,961.

The following resolution has been carried on the results of the vote:

To elect the Board of Directors of OAO YUKOS Oil Company consisting of 11 persons:

1. Gerashchenko Viktor Vladimirovich
2. Golubev Yury Aleksandrovich
3. Kontorovich Aleksei Emilievich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques
8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Pokholkov Yuriy Petrovich

Question 5: **Election of OAO YUKOS Oil Company Audit Commission.**

The following draft resolution is put to the vote:
To elect the Audit Commission of OAO YUKOS Oil Company consisting of 3 persons from among the following candidates:

1. Murashova Antonina Borisovna
2. Britkova Yelena Vladimirovna
3. Serzhanova Margarita Osvaldovna

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 5 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 5 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.
The quorum exists with regard to question 5.

The number of votes which were not counted in the determination of the results of the voting in accordance with the requirements of Article 85.6 of the Federal Law "On Joint-Stock Companies" is 0 votes.

The number of votes counted in the determination of the results of the voting on question 5 on the agenda is 1,758,639,665.

The number of votes cast in favor of each option with regard to question 5 on the agenda:

Murashova Antonina Borisovna
The number of votes cast in favor of each option with regard to the above candidate:

"FOR"	**1,473,889,170**	**83.81%**
"AGAINST"	**6,875,616**	**0.39%**
"ABSTAINED"	**3,964,434**	**0.23%**

The number of votes, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 3,356,752.

Britkova Yelena Vladimirovna

The number of votes cast in favor of each option with regard to the above candidate:

"FOR"	**1,474,412,800**	**83.84%**
"AGAINST"	**6,060,134**	**0.34%**
"ABSTAINED"	**5,858,979**	**0.33%**

The number of votes, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 1 765 460.

Serzhanova Margarita Osvaldovna

The number of votes cast in favor of each option with regard to the above candidate:

"FOR"	**1,474,505,198**	**83.84%**
"AGAINST"	**6,060,847**	**0.34%**
"ABSTAINED"	**4,201,259**	**0.24%**

The number of votes, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 3 316 990.

Question 6: Approval of the Auditor of OAO YUKOS Oil Company for the financial year 2004.

The following draft resolution is put to the vote:

To approve the audit firm Closed joint-stock company PricewaterhouseCoopers as the Auditor of OAO YUKOS Oil Company for the financial year 2004 in relation to both Russian and international standards.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 6 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 6 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 6.

The number of votes cast in favor of each option with regard to the sixth question on the agenda:

"FOR"	**1,475,067,691 votes (83.88 %)**
"AGAINST"	**6,537,597 votes (0.37 %)**
"ABSTAINED"	**3,990,487 votes (0.23 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 2,506,938.

The following resolution has been carried on the results of the vote:

To approve the audit firm Closed joint-stock company PricewaterhouseCoopers as the Auditor of OAO YUKOS Oil Company for the financial year 2004 in relation to both Russian and international standards.

Question 7: Approval of the total amount of remuneration and compensation of expenses to be paid to the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005.

The following draft resolution is put to the vote:
To approve the total amount of compensation to be paid to the members of the Board of Directors and the reimbursement of their expenses incurred in connection with the performance of their duties as the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005 constituting an equivalent of US$ 2 million.

The number of votes of the persons included in the list of persons entitled to participate in the general meeting of shareholders with regard to question 7 on the agenda is 2,700,358,812.

The number of votes of the persons who participated in the general meeting of shareholders with regard to question 7 on the agenda is 1,758,639,665, i.e. 65.13% of the total number of votes.

The quorum exists with regard to question 7

The number of votes cast in favor of each option with regard to the seventh question on the agenda:

"FOR"	**1,474,140,977 votes (83.82 %)**
"AGAINST"	**7,274,004 votes (0.41 %)**
"ABSTAINED"	**4,164,934 votes (0.24 %)**

The number of votes on the question on the agenda being voted, which were not counted due to the relevant voting ballots (including the ones pertaining to the question being voted) being deemed as invalid, is 2 510 651 votes.

The following resolution has been carried on the results of the vote:
To approve the total amount of remuneration to be paid to the members of the Board of Directors and the compensation of their expenses incurred in connection with the performance of their duties as the members of the Board of Directors of OAO YUKOS Oil Company in 2004/2005 constituting an equivalent of US$ 2 million.

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC V.E. Tishchenkov

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 24, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Lipetsk-Terminal M" from 61.50% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 18, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Voronezh-Terminal" from 72.72% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Yu-Tver" from 99% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Tambov-Terminal" from 73.65% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "NBA-Service" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Mytishchi Fuel Company" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "MAGIS" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Contract Oil" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "KEDR-M Financial and Industrial Company" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Energoservis" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 15, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "AgroNefteProdukt" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Belgorod-Terminal" from 41.11% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Bryansk-Terminal M" from 54.48% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Penza-Terminal" from 77.06% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Priokskiy-Terminal" from 33.76% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 9, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Khakas-Terminal" from 92.96% to 100%.

Statement regarding a material fact.

Data on the issuance of securities by the issuer

№0500198A08062004. Message dated June 9, 2004 regarding the March 1, 2004 finding by the Moscow Arbitration Court that an issuance of ordinary registered uncertificated stocks by OAO "NK YUKOS" is invalid. The stocks were registered under number 1-02-00198-A-002D dated July 22, 2003 with the Federal Securities Market Commission; the report regarding the sum issued (the additional income) was reported to the same Commission on October 24, 2003. One billion stocks were issued at a par value of RUR 0.004, for a total of RUR 4 million, and distributed as a private offering. The court of appeals reaffirmed the Arbitration Court's decision on May 31, 2004. The basis for these decisions was that OAO "NK YUKOS" violated the laws of the Russian Federation in the course of the issuance. Procedures for returning the funds will be determined by a commission on arranging the withdrawal of the securities from circulation and the return of the investment funds to the holders of the securities deemed invalid. All expenses associated with the designation of the securities issuance as invalid and with returning the funds to the holders will be borne by the issuer.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated June 3, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "YUKOS Kart" from 0% to 85%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated May 26, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Rostov-Terminal" from 0% to 99.99%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated May 26, 2004 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "ASSET" from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of legal persons in which the Company owns a share of participation

Document dated May 26, 2004 on a change in the share held by the Open Joint Stock Company “NK YUKOS” in the charter capital of the Limited Liability Company “YUKOS-Ladoga” from 0% to 100%.

Statement regarding information that may substantially impact the value of the issuer's securities.

Decisions by the Board of Directors (supervisory board)

Document of May 17, 2004 describing the following decisions made at the board meeting on April 28, 2004:

Resolutions relating to the convention of the annual general meeting of shareholders, including the approval of the agenda of the general meeting of shareholders and the recommendations as to the size of the dividend payable on issuer's shares and the manner of payment thereof:

The annual general meeting of OAO NK YUKOS' shareholders is to be recommended to approve the balance sheet and the annual financial statements, including the Profit and Loss Account of OAO NK YUKOS for fiscal year 2003.

The annual general meeting of OAO NK YUKOS' shareholders is to be recommended to approve the distribution of profit based on the results of fiscal year 2003, providing for the allocation of OAO NK YUKOS' 2003 undistributed profit in the amount of RUR 6,664,540,000 to OAO NK YUKOS' Production Financial Support Fund.

The annual general meeting of shareholders is to be recommended to pass the following resolution:
"To approve the distribution of OAO NK YUKOS' profit and losses based on the results of fiscal year 2003. No dividends are to be paid on ordinary shares in OAO NK YUKOS based on the results of fiscal year 2003".

The annual general meeting of shareholders is to be requested to approve the audit firm Closed Joint Stock Company PricewaterhouseCoopers Audit as OAO NK YUKOS' auditor for fiscal year 2004 with regard to Russian and international standards.

The annual general meeting of shareholders is to be recommended to approve the amount of compensation to the members of the Board of Directors and the reimbursement of expenses associated with the members of OAO NK YUKOS' Board of Directors performing their official duties in 2004 and 2005, a total of US$ 2 million.

At the request of Hulley Enterprises Limited, represented by Ms. Heleni D. Clarke and Ms. Kiriaki Capnula Casulidu, acting under the Articles of Association as shareholders owning at least 2 percent of ordinary registered shares in OAO NK YUKOS, to add the following persons to the list of nominees for the election of OAO NK YUKOS' Board of Directors at the annual general meeting of shareholders:

1. Viktor Vladimirovich Gerashchenko
2. Yuri Aleksandrovich Golubev
3. Alexei Emilievich Kontorovich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques
8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Yuri Petrovich Pokholkov

At the request of Hulley Enterprises Limited, represented by Ms. Heleni D. Clarke and Ms. Kiriaki Capnula Casulidu, acting under the Charter as a shareholder owning at least 2 percent of ordinary registered shares in OAO NK YUKOS, to add the following persons to the list of nominees for the election OAO NK YUKOS' Audit Commission at the annual general meeting of shareholders:

1. Antonina Borisovna Murashova
2. Yelena Vladimirovna Britkova
3. Margarita Osvaldovna Serzhanova

On conducting the annual general meeting of shareholders for 2003:

1. To convene the annual general meeting of shareholders at 11:00 AM (registration begins at 9:30) on June 24, 2005 in the Radisson SAS Slavyanskaya Hotel Conference Hall, Moscow.
2. To hold the meeting as an assembly of shareholders with the opportunity for proxy voting.
3. To approve the meeting agenda:
   1) Approve the 2003 annual report
   2) Approve the annual financial statements, including profit and loss accounts, for the 2003 fiscal year
   3) Approve the distribution of 2003 profits, including payment of dividends for ordinary shares, and 2003 losses
   4) Election of Board of Directors
   5) Election of Audit Commission
   6) Approval of Auditor for fiscal year 2004
   7) Approval of the total compensation and reimbursement of expenditures for Board of Directors members for 2004-2005.
4. To set May 8, 2004 as the date for compiling the list of persons with the right to attend the meeting.
5. To appoint S. P. Bakhmina and A. A. Gavrilov as the meeting secretaries.
6. To vest Closed Joint Stock Company "M-Reyestr" with the function of tabulation commission for the meeting.
7. To direct Closed Joint Stock Company "M-Reyestr" to send each person

eligible to attend the meeting a notice of the meeting and a proxy circular by registered mail no later than June 3, 2004.

8. To set June 21, 2004 as the last day for receiving proxy votes to be counted in the quorum and in the vote tally.

9. To approve the form and content of the meeting notice and proxy circulars.

10. To approve the list of meeting-related materials to be provided to the shareholders in preparation for the meeting.

11. To establish that shareholders may review the materials related to the annual meeting agenda on weekdays from 2 PM to 5 PM from June 3-23, 2004 at 27 specified addresses, as well as at the meeting site on the day of the meeting.

12. To establish that, for proxy voting, the completed and signed proxy circulars must be sent to the registrar serving as the tabulation commission before June 21, 2004 inclusive to the specified address.

13. To approve the terms and conditions of the supplementary agreement to the Shareholders' Registry Services Contract (dated December 1, 1997, № 45/97)with Closed Joint Stock Company "M-Reyestr" regarding the preparation for the annual general meeting of shareholders and the performance of tabulation commission functions according to the draft Agreement.

This document has previously been fully translated. Complete text pasted below.

Minutes of voting at Board of Directors meeting of YUKOS Oil Company

The date of holding issuer's Board of Directors meeting: 28.04.2004

The content of the resolutions passed by issuer's Board of Directors:

Resolutions relating to the convention of the annual general meeting of issuer's shareholders, including the approval of the agenda of the general meeting of issuer's shareholders, and the recommendations as to the size of the dividend payable on issuer's shares and the manner of payment thereof:

The annual general meeting of OAO NK YUKOS' shareholders is to be recommended to approve the balance sheet (RPBU) and the annual financial statements, including the Profit and Loss Account of OAO NK YUKOS for the financial year 2003.

The annual general meeting of OAO NK YUKOS' shareholders is to be recommended to approve the distribution of profit based on the results of the financial year 2003, providing for the allocation of OAO NK YUKOS' 2003 undistributed profit in the amount of RUR 6,664,540,000 to OAO NK YUKOS' Production Financial Support Fund.

The annual general meeting of shareholders is to be recommended to pass the following resolution:
"To approve the distribution of OAO NK YUKOS' profit and losses based on the results of the financial year 2003. No dividends are to be paid on ordinary shares in OAO NK YUKOS based on the results of the financial year 2003".

The annual general meeting of shareholders is to be requested to approve the audit firm Closed Joint Stock Company PricewaterhouseCoopers Audit as OAO NK YUKOS' auditor for the financial year 2004 with regard to Russian and international standards.

The annual general meeting of shareholders is to be recommended to approve the amount of compensation to the members of the Board of Directors and the reimbursement of expenses associated with the members of OAO NK YUKOS' Board of Directors performing their official duties in 2004 and 2005, a total of USD 2 million.

At the request of Hulley Enterprises Limited, represented by Ms. Heleni D. Clarke and Ms. Kiriaki Capnula Casulidu, acting under the Articles of Association as a shareholder owing no less than 2 percent of ordinary registered shares in OAO NK YUKOS, to add the following persons to the list of nominees for the election of OAO NK YUKOS' Board of Directors at the annual general meeting of shareholders:

1. Viktor Vladimirovich Gerashchenko
2. Yuri Aleksandrovich Golubev

3. Alexei Emilievich Kontorovich
4. Ortiz Edgar
5. Soublin Michel
6. Loze Bernard
7. Kosciusko-Morizet Jacques
8. Carey Sarah Collins
9. Gupta Raj Kumar
10. Buclez François Claude
11. Yuri Petrovich Pokholkov

At the request of Hulley Enterprises Limited, represented by Ms. Heleni D. Clarke and Ms. Kiriaki Capnula Casulidu, acting under the Charter as a shareholder owing no less than 2 percent of ordinary registered shares in OAO NK YUKOS, to add the following persons to the list of nominees for the election OAO NK YUKOS' Audit Commission at the annual general meeting of shareholders:

1. Antonina Borisovna Murashova
2. Yelena Vladimirovna Britkova
3. Margarita Osvaldovna Serzhanova

On the holding of the annual general meeting of OAO NK YUKOS' shareholders in 2003:

1. To convene the annual general meeting of OAO NK YUKOS' shareholders (hereinafter – "the meeting")

on 24 June 2004 at: ***Conference Hall, Hotel Radisson-Slavyanskaya, 2 Europe Square, Moscow, 121059.***

The meeting is to open at ***11:00 am.*** Beginning of registration – ***from 9:30 am.***

2. Form of convention: meeting (joint presence of shareholders to discuss the agenda and decide upon the issues put to the vote, with an option to vote *in absentia*).

3. To approve the following agenda of the meeting:

1. *Approval of OA NK YUKOS' 2003 Annual Report.*
2. *Approval of the annual financial statements, including the Profit and Loss Account, of OAO NK YUKOS for the financial year 2003.*
3. *Approval of the distribution of OAO NK YUKOS' profit for the financial year 2003, including payment of dividends on OAO NK YUKOS' ordinary shares, and OAO NK YUKOS' losses for the financial year 2003.*
4. *Election of the Board of Directors of OAO NK YUKOS.*
5. *Election of the Audit Commission of OAO NK YUKOS.*
6. *Approval of the auditor of OAO NK YUKOS for the financial year 2004.*
7. *Approval of the total amount of compensation and the reimbursement of expenses to the members of OAO NK YUKOS' Board of Directors for 2004 and 2005.*

4. To set **8 May 2004** as the date of drafting the list of persons entitled to attend the Meeting.

5. To appoint the Secretariat of the Meeting composed of: S.P. Bakhmin and A.A. Gavrilov.

6. To vest the special registrar ZAO M-Reyestr with the functions of the Counting Commission of the annual General Meeting of OAO NK YUKOS' shareholders.

7. To direct the special registrar ZAO M-Reyestr to send each person mentioned on the list of persons entitled to attend the Meeting a notice of the Meeting and the voting ballots relating to the agenda via registered letter on or before **3 June 2004.**

8. To set **21 June 2004** as the last day of acceptance of shareholders' absentee ballots to be counted towards the quorum of the Meeting and the voting results.

9. To approve the form and the text of the notice of the Meeting and the voting ballots with respect to the agenda of the Meeting (Annexes 3 and 4)

10. To approve the list of materials of the Meeting to be made available to shareholders for their review:

- OAO NK YUKOS' 2003 Annual Report;
- OAO NK YUKOS' 2003 annual financial statements, including the Profit and Loss Account;
- recommendations of the Board of Directors as to the distribution of OAO NK YUKOS' profit for the financial year 2003, including the amount of dividends on ordinary shares in OAO NK YUKOS, and the losses based on the results of the financial year 2003;
- the opinion of the Audit Commission on the results of the audit of OAO NK YUKOS' annual and the accuracy of the data contained in OAO NK YUKOS' Annual Report;
- OAO NK YUKOS' Auditor's statement;
- summary reports on the nominees for the election to the Board of Directors and the Audit Commission of OA NK YUKOS;
- information on written acceptances of the nominees for the election to the Board of Directors and the Audit Commission of OA NK YUKOS;
- a summary report on OAO NK YUKOS" Auditor for the financial year 2004;
- draft resolutions of the Meeting.

11. To establish that shareholders may become familiarized with any materials relating to the agenda of the annual general meeting of OAO NK YUKOS' shareholders beginning from 3 June 2004, on weekdays, from 14:00 till 17:00, at the following addresses:

- 31a Dubininskaya Street, Moscow, tel. 924-50-03, 921-69-35;
- 23 Vavilova Street, Moscow, ZAO M-Reyestr, tel. 719-09-45, 719-09-42;
- 3rd Floor, 49 7th Urban District, Nefteyugansk, tel. (34612) 3-02-75, 3-02-73;
- 145 Kuibysheva Street, Samara, tel. (8462) 39-94-80;
- 23 Burovikov Street, Strezhevoy, Tomsk Region, tel. (38259) 6-95-36, 6-96-34, 6-95-35.
- Room 419, 24 Ushaika River Embankment, Tomsk, tel. (3822) 27-53-87;
- Office 31, 7 Gagarina Street, Abakan, tel. (39022) 4-77-66;
- Site 1445, Company Office, OAO ANKhK, Angarsk, transportation: tram No. 5, route taxis Nos. 10, 20, buses Nos. 10, 6U to the stop OAO ANKhK Directorate, Office 512, tel. (3951) 57-87-42, 57-89-57, 57-60-66;
- Office 102, OAO ANPZ VNK Office Building, Achinsk-14, tel. (39151) 5-36-21, 5-38-03, as well as Lobby, 83 Kirova Street, Achinsk, tel. (39151) 5-05-40;
- Hallway, 16 Pobedy Street, Belgorod, tel. (0722) 33-57-69, 32-69-12;

- Office 1, OAO BNP Office Building, Industrial Site, Settlement of Padun, Bratsk-34, tel. (3953) 36-48-74, 32-37-45;
- Typewriters' Bureau Room, 48 S. Perovskoy Street, Bryansk, tel. (0832) 64-44-87, 64-42-79;
- Lobby on 10th Floor, 4 Kirova Street, Voronezh, tel. (0732) 77-60-24;
- Room 403, 5 Oktyabrskoy Revolutsii Street, Irkutsk, tel. (3952) 34-26-88;
- Property Management Office, 102 Gagarina Street, Lipetsk, tel. (0742) 36-87-36;
- Room 205, Trade Union Committee Building, OAO Novokuibyshevsk Oil Refinery, Novokuibyshevsk, tel. (84635) 3-41-79, 3-43-95.
- 40 Mayakovskogo Street, Oryol, tel. (0862) 75-20-22;
- 104 Neitralnaya Street, Penza, tel. (8412) 59-39-28, 59-39-14;
- Hallway, 1st Floor, 72 Galaktionovskaya Street, Samara, tel. (8462) 32-41-74, 33-77-53;
- Office 213, 13 Kishinyovskaya Street, Samara, tel. (8462) 77-36-63, 77-30-54;
- Conference Hall, 6th Floor, 185 Lermontova Street, Stavropol, tel. (8652) 26-66-77;
- Central Bank Relations Office, Capital Construction Dept. Building, Factory Administration Building Hallway, 1 Astrakhanskaya Street, Syzran, tel. (84643) 6-54-56, 595-31-36.
- Visitors' Room, 9a Pionerskaya Street, Tambov, tel. (0752) 75-10-13;
- Office 10, 30 Pushkina Street, Tomsk, tel. (3822) 65-25-18;
- Office 5, 1 Zaovrazhnaya Street, Ulan-Ude, tel. (3012) 29-80-13;
- Room 12, 91 Tolstogo Street, Ulyanovsk, tel. (8422) 31-88-65;
- Hallway, Unnumbered Building (petroleum depot), Engelsa Street, Khanty-Mansiisk, tel. (34671) 3-37-57; as well as on **24 June 2004** – at the place of the Meeting.

12. To establish that in the event of an absentee vote any ballots completed and signed by shareholders should be received by OAO NK YUKOS' registrar performing the functions of the Counting Commission ***on or before 21 June 2004*** at ***ZAO M-Reyestr, 23 Vavilova Street, Moscow, 117312.***

13. To approve the terms and conditions of the supplementary agreement to the Shareholders' Registry Services Contract between OAO NK YUKOS and ZAO M-Reyestr (dated 01.12.1997 No. 45/97) regarding the preparation for the annual general meeting of OAO NK YUKOS' shareholders and the performance by the Counting Commission of its functions according to the draft Agreement (Annex 5).

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. - managing company of the
"YUKOS" Oil Company" OJSC
V.E. Tishchenkov

Statement regarding a material fact.

Data on the closing dates of the issuer's register

№0800198A28042004. Document dated May 17, 2004 on the types, categories, series and other identifying characteristics of bearer securities: 1-02-00198-A dated July 22, 2003, 1-02-00198-A-002D dated July 22, 2003.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on presentation to issuer, its subsidiaries or dependent entities of claims which may substantially affect its financial position or business activity

Document dated April 18, 2004 on the subject and the amount of claim: On 16 April 2004, the Order of Execution dated 16 April 2004 was served upon the Open Joint Stock Company "NK YUKOS". The Bailiff's Order was drafted based on the Writ of Execution issued by the Arbitration Court of Moscow. The Writ of Execution was issued pursuant to the Ruling dated 15 April 2004 of the Arbitration Court of Moscow, which Ruling was passed upon request of the Taxes and Charges Ministry of the Russian Federation ("the Ministry") regarding the application of measures to secure the Ministry's claim for recovery of taxes, penalties and fines from OAO NK YUKOS pursuant to the Ministry's Resolution dated 14 April 2004 No. No. 14-3-05/1609-1 based on the results of the second tax audit of the Open Joint Stock Company "NK YUKOS" for the year 2000. The Resolution provides for the assessment of a total of RUR 99,375,538,234.40 in taxes, penalties and fines (the principal amount of RUR 47,989,241,953 in taxes, RUR 32,190,599,501 in penalties, a total of RUR 80,179,841,454, RUR 19,195,696,780 in tax sanctions). Possible consequences which may occur if the claim is settled: Pursuant to the Bailiff's Order OAO NK YUKOS is forbidden to dispose of, or encumber in any way, any of its property, including shares (including the ban on transferring its securities to any trustee or nominee), participation interests in the charter capital of any other legal entity, and securities, except for the main types of products produced by OAO NK YUKOS.

Statement regarding information that may substantially impact the value of the issuer's securities.

Data on changes in the list of shareholders of the Company which have 5 and more percent of ordinary shares

Document dated April 14, 2004 regarding change in the share of the Closed Joint Stock Company "Brunswick UBS Nominees" (legal entity which is a nominal holder of shares in the Open Joint Stock Company "NK YUKOS") from 10.0099% to 9.9137% of ordinary shares.

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in **Solidarity Commercial Bank,** an open joint stock company.

2.1 Location of Solidarity Commercial Bank: **Russian Federation, 443099, Samara, 90 Kuibyshev St.**

2.2 Stake of YUKOS in the charter capital of OAO Solidarity Commercial Bank:

- before change: **9.52%**
- after change: **14.76%**

2.3 Percentage of common shares of OAO Solidarity Commercial Bank owned by YUKOS:

- before change: **9.52%**
- after change: **14.76%**

2.4 Date on which the stake of YUKOS in the charter capital of OAO Solidarity Commercial Bank changed: **March 31, 2004**

Date: April 9, 2004

Report on Information
which may Materially Affect the Value of Company Securities

Information on changes in the percentage of shares owned by YUKOS in **Yeniseineftegaz** , an open joint stock company.

2.1 Location of OAO Yeniseineftegaz: **Russian Federation, 660049, Krasnoyarsk, 36 Prospekt Mira**

2.2 Stake of YUKOS in the charter capital of OAO Yeniseineftegaz:

- before change: **0%**
- after change: **5.89%**

2.3 Percentage of common shares of OAO Yeniseineftegaz owned by YUKOS:

- before change: **0%**
- after change: **3.21%**

2.4 Date on which the stake of YUKOS in the charter capital of OAO Sibneft changed: **March 9, 2004**

Date: April 9, 2004

Report of Material Fact

Information on facts which caused a one-time increase of more than 10 percent in the issuer's net profit or net loss

2.1. **An increase in the amount of net profit [of OAO NK YUKOS] in the fourth quarter of 2003 was due to an increase of 20,224,682,000 rubles in extraordinary income.**
2.2. The date of the fact which caused the one-time change of more than 10 percent in the issuer's net profit (loss): March 30,2004.
2.3. Value of the issuer's net profit in the third quarter of 2003: **-16,875,133,000 rubles**
2.4. Value of the issuer's net profit in the fourth quarter of 2003: **14,710,662,000 rubles**
2.5. Absolute change in the issuer's net profit: **31,585,795,000 rubles**
2.6. Percentage change in the issuer's net profit: **not applicable**

Date: April 8, 2004

Report of Material Fact

Information on facts which caused a one-time increase of more than 10 percent in the value of the issuer's net assets

2.1 **The change in the value of the Company's net assets resulted from the listing of the shares of OAO Siberian Oil Company in the fourth quarter of 2003 as long-term financial investments by OAO NK YUKOS.**

2.2. The date of the fact which caused the one-time change of more than 10 percent in the value of the issuer's net assets: **March 30,2004.**

2.1. Value of the issuer's net assets at the end of the reporting period for the third quarter of 2003: **61,285,009,000 rubles**

2.2. Value of the issuer's net assets at the end of the reporting period for the fourth quarter of 2003: **274,905,665,000 rubles**

2.3. Absolute change in the value of the issuer's net assets: **213,620,656,000 rubles**

2.4. Percentage change in the value of the issuer's net assets: **349%**

Date: April 8, 2004

Report on Information
which may Materially Affect the Value of Company Securities

Changes in the List of Shareholders of the Issuer Holding At Least 5 Percent of Common Shares

Percentage of YUKOS shares owned by **OOO Deutsche Bank (nominal holder):**

- before change: **40.2271%**
- after change: **40.2614%**

Date on which YUKOS learned of the change: **April 2, 2004**

Date: April 2, 2004

Report on Information
which may Materially Affect the Value of Company Securities

Decisions by the Board of Directors

Meeting of Board of Directors: **February 26, 2004**

Date and file no. of record of proceedings: **February 26, 2004, No. 120-5**

Decision adopted by Board of Directors: **To set June 24, 2004, as the date for the annual general shareholders' meeting of OAO NK YUKOS**

Voting Results:

"IN FAVOR"	**10**
"OPPOSED"	**none**
"ABSTAINED"	**none**

Notice of an increase in an owner's share of an issuer's securities to a level of multiples of every 5% over 20% of securities of this type

Company in whose charter capital owner's stake has changed, company address: **OAO Buryatnefteprodukt, Russian Federation, 670004, Ulan-Ude, 1 Zaovrazhnaya St.**

Date of increase in owner's share of securities: **February 13, 2004**

Stake of OAO NK YUKOS in charter capital of OAO Buryatnefteprodukt:

Before increase: **94.6%**
After increase: **95.1%**

Number of issuer's securities belonging to owner after increase: **62,137 common shares and 18,342 preferred shares of OAO Buryatnefteprodukt.**

State registration number of issuer's securities: **02-1P-0469.**

Notice of an increase in an owner's share of an issuer's securities to a level of multiples of every 5% over 20% of securities of this type

Company in whose charter capital owner's stake has changed, company address: **OAO Boguchany Oil and Gas Company, Russian Federation, 663430, Krasnoyarsk Region, Village of Boguchany, 72 Oktyabrskaya St.**

Date of increase in owner's share of securities: **January 30, 2004**

Stake of OAO NK YUKOS in charter capital of OAO Boguchany Oil and Gas Company:

Before increase: **0%**
After increase: **19.9%**

Number of issuer's securities belonging to owner after increase: **3,790 common shares and 190 preferred shares of OAO Boguchany Oil and Gas Company.**

State registration number of issuer's securities: **1-01-40276-F.**

Notice of an increase in an owner's share of an issuer's securities to a level of multiples of every 5% over 20% of securities of this type

Company in whose charter capital owner's stake has changed, company address: **OAO Angarsk Design Institute for Oil Refineries and the Petrochemical Industry [Angarskneftekhimproyekt], Russian Federation, 665819, Irkutsk Region, Angarsk**

Date of increase in owner's share of securities: **January 30, 2004**

Stake of OAO NK YUKOS in charter capital of OAO Angarskneftekhimproyekt:

Before increase: **87.84%**
After increase: **97.06%**

Number of issuer's securities belonging to owner after increase: **9,111 common shares and 2,924 preferred shares of OAO Angarskneftekhimproyekt.**

State registration number of issuer's securities: **1-01-20097-F, 2-01-20097-F.**

Notice of an increase in an owner's share of an issuer's securities to a level of multiples of every 5% over 20% of securities of this type

Company in whose charter capital owner's stake has changed, company address: **OAO Samaraneftegeofizika, Russian Federation, 443030, Samara, 21 Sportivnaya St.**

Date of increase in owner's share of securities: **January 29, 2004**

Stake of OAO NK YUKOS in charter capital of OAO Samaraneftegeofizika:

Before increase: **0%**
After increase: **29.72%**

Number of issuer's securities belonging to owner after increase: **3,537 common shares and 3,354 preferred shares of OAO Samaraneftegeofizika**

State registration number of issuer's securities: **42-1P-727**

Notice of an increase in an owner's share of an issuer's securities to a level of multiples of every 5% over 20% of securities of this type

Company in whose charter capital owner's stake has changed, company address: **OAO Geofit Science and Production Company, Russian Federation, 634050, Tomsk, 6 Kolarovsky Highway**

Date of increase in owner's share of securities: **January 20, 2004**

Stake of OAO NK YUKOS in charter capital of OAO Geofit Science and Production Company:

Before increase: **51%**
After increase: **87.15%**

Number of issuer's securities belonging to owner after increase: **11,242 common shares and 2,706 preferred shares of OAO Geofit Science and Production Company**

State registration number of issuer's securities: **65-1P-127**

Notice of an increase in an owner's share of an issuer's securities to a level of multiples of every 5% over 20% of securities of this type

Company in whose charter capital owner's stake has changed, company address: **Eastern Oil Company OAO Tomskneftegeofizika, Russian Federation, Tomsk Region, Strezhevoi, 83 Ulitsa Stroitelei**

Date of increase in owner's share of securities: **January 20, 2004**

Stake of OAO NK YUKOS in charter capital of Eastern Oil Company OAO Tomskneftegeofizika:

Before increase: **38%**
After increase: **70.66%**

Number of issuer's securities belonging to owner after increase: **26,051 common shares of Eastern Oil Company OAO Tomskneftegeofizika**

State registration number of issuer's securities: **65-1-p-166**

Report of Material Fact

Information on Decisions of General Meetings

2.1. Type of General Meeting: **Extraordinary general shareholders' meeting of OAO NK YUKOS**

2.2. The manner of conducting the General Meeting: **Extraordinary general shareholders' meeting of OAO NK YUKOS with general attendance by shareholders and the opportunity for preliminary casting of ballots by shareholders for a vote**

2.3. Date and Place of the General Meeting: **November 28, 2003, Moscow, 6 Ilinka St., Conference Center of the RF Trade and Industry Chamber**

2.4. Quorum of the General Meeting: **Total number of votes: 2,236,840,986**

As of 12 noon the extraordinary general shareholders' meeting of OAO NK YUKOS was attended by shareholders holding a total of 1,980,802,075 votes, or 88.55% of the total number of voting shares held by YUKOS shareholders.

At the opening of the Meeting there was a quorum on all agenda items.

2.5. Items put to a vote and voting results:

Item 1. Early termination of the powers of active members of the Board of Directors of OAO NK YUKOS and the election of a new Board of Directors.

The following draft decision was put to a vote:
Terminate ahead of schedule the powers of active members of the Board of Directors of OAO NK YUKOS elected at the annual general meeting on June 18, 2003.
Elect a Board of Directors numbering 11 persons and consisting of the following candidates:

1. François Claude Buclez
2. Yuri Aleksandrovich Golubev
3. David Lvovich Davidovich
4. Aleksei Emilyevich Kontorovich
5. Semyon Grigoryevich Kukes
6. Sarah Carey
7. Bernard Loze
8. Michel Soublin
9. Yevgeny Aleksandrovich Tenenbaum
10. Ronald Michael Freeman
11. Yevgeny Markovich Shvidler

The total number of votes held by persons eligible to vote on item 1 was 24,605,250,846. The total number of votes held by persons who took part in the extraordinary general shareholders' meeting was 21,795,027,045, or 88.58% of the total number of votes represented by voting shares on this item.

Votes cast for each candidate:

Candidate	Number of votes
1. Semyon Grigoryevich Kukes	364,521,334
2. Yuri Aleksandrovich Golubev	361,216,252
3. Aleksei Emilyevich Kontorovich	356,827,617
4. Yevgeny Markovich Shvidler	355,767,895
5. Michel Soublin	355,614,776
6. David Lvovich Davidovich	355,211,146
7. Bernard Loze	355,140,686
8.Sarah Carey	355,074,385
9. François Claude Buclez	355,052,102
10. Yevgeny Aleksandrovich Tenenbaum	354,944,043
11. Ronald Michael Freeman	354,884,192

Number of votes cast for other options on item 1:

"OPPOSED" **15,813,719,405 (72.56%)**
"ABSTAINED" **111,590,941 (0.51%)**

The decision was not adopted.

Item 2. Approval of changes and amendments to the YUKOS Charter

"IN FAVOR" **265,404,646 (13.40%)**
"OPPOSED" **49,543,763 (2.50%)**
"ABSTAINED" **1,490,268,741 (75.21%)**

The decision was not adopted.

Item 3. Payment of dividends based on the performance of the first nine months of 2003.

"IN FAVOR" **1,805,054,790 (91.10%)**
"OPPOSED" **7,693 (less than 0.01%)**
"ABSTAINED" **110,754 (0.01%)**

Based on the voting results the following decision was adopted:

1. To pay dividends on common shares of OAO NK YUKOS based on the performance of the first nine months of the 2003 financial year in monetary form in the amount of 26 rubles 78 kopeks per common share of OAO NK YUKOS. The list of persons eligible to receive dividends based on the first nine months of the 2003 financial year shall be drawn up on September 25, 2003.

2. The dividends are to be paid out before February 28, 2004.

3. The dividends are to be paid in noncash form by one of the following methods, of the shareholder's choosing:

1) Dividends credited to a shareholder bank account that already exists or has been newly opened at any Russian bank;

2) Dividends credited to a bank deposit account that OAO NK YUKOS will open in the shareholder's name at AKB MENATEP SPb (OAO) or at an

authorized subagent bank, excluding shareholders who are nonresidents of the RF, who in that case shall receive the dividends directly at AKB MENATEP SPb (OAO).

Date: December 9, 2003.

Report of Material Fact

DATA ON INCOME TO BE CREDITED AND/OR PAID FROM AN ISSUER'S SECURITIES

2.1. Type, category, series and other identifiers of registered securities: **Registered common paperless shares, registration code - 1-02-00198-A dated July 22, 2003, and 1-02-00198-A-002D of July 22, 2003.**

2.2. Body of issuing company that adopted the decision to distribute dividends and the date of the minutes: **Decision to announce dividends was adopted by an Extraordinary General Meeting of Shareholders of OAO NK YUKOS on November 28, 2003.**

2.3. Total amount of dividends to be distributed for issuer's shares and amount of dividend per share: **the Extraordinary General Shareholders' Meeting adopted a decision to pay dividends on common shares of OAO NK YUKOS based on the performance of the first nine months of the 2003 financial year in monetary form in the amount of 26 rubles 78 kopeks per common share of OAO NK YUKOS. The total amount of dividends to be distributed is 59,906,084,960.02 rubles.**

2.4. Form of income distribution on the issuer's securities: **the Extraordinary General Shareholders' Meeting adopted a decision to distribute dividends to pay dividends in noncash form The dividends are to be paid in noncash form by one of the following methods, of the shareholder's choosing:**
1) Dividends credited to a shareholder bank account that already exists or has been newly opened at any Russian bank;
2) Dividends credited to a bank deposit account that OAO NK YUKOS will open in the shareholder's name at AKB MENATEP SPb (OAO) or at an authorized subagent bank, excluding shareholders who are nonresidents of the RF, who in that case shall receive the dividends directly at AKB MENATEP SPb (OAO).

2.5. Date by which the obligation to distribute income on the issuer's securities is to be carried out: **Before February 28, 2004.**

Date: December 9, 2003

Report of Material Fact
Information on Facts That Caused a One-Time Increase of More Than 10 Percent In the Issuer's Profit or Loss

2.1. Fact that caused a one-time increase of more than 10 percent in the issuer's profit or loss: **Cause of the loss during the reporting period was an increase in operating expenses related in particular to the retirement of shares of OAO VNK [Eastern Oil Company] during its reorganization and takeover.**

2.2. Date fact occurred: **October 30, 2003**

2.3. Issuer's profit (loss) during reporting period preceding the one in which the relevant fact occurred: **40,176,054,000 rubles**

2.4. Issuer's profit (loss) during reporting period in which the relevant fact occurred: **16,875,133,000 rubles**

2.5. Absolute change in the issuer's profit (loss): **57,051,187,000 rubles**

2.6. Percentage change in the issuer's profit (loss): **142%**

Date: October 30, 2003

Report of Material Fact
Information on Facts That Caused a One-Time Increase of More Than 10 Percent In the Value of the Issuer's Assets

2.1. Code of material fact: **0500198A24102003**

2.2. Fact that caused a one-time increase of more than 10 percent in the issuer's profit or loss: **Cause that resulted in an increase in the value of the Company Assets was an increase in the value of long-term financial investments in subsidiaries.**

2.3. Date fact occurred: **October 30, 2003**

2.4. Value of the issuer's assets at the end of the reporting period preceding the one in which the relevant fact occurred: **191,072,403,000 rubles**

2.5. Value of the issuer's assets at the end of the reporting period in which the relevant fact occurred: **249,937,060,000 rubles**

2.6. Absolute change in the issuer's profit (loss): **58,864,657,000 rubles**

2.7. Percentage change in the issuer's profit (loss): **30.80%**

Date: October 30, 2003

Report of Material Fact
Information on an of Issue of Company Securities

2.1. Type, category, series and other identifiers of registered securities: **Registered common paperless shares, registration code - 1-02-00198-A-002D dated July 22, 2003**

2.2. Number of securities to be issued: **463,524,307 (Four hundred sixty-three million five hundred twenty-four thousand three hundred seven)**

2.3. Face value of each security: **0.004 (four thousandths) ruble**

2.4. Share of securities to be issued: **46.352%**

2.5. Amount of supplemental issue of securities by face value: **4,000,000 (four million) rubles**

2.6. Method of issue: **closed subscription**

2.7. Actual start date of securities issue: **August 14, 2003**

2.8. Actual end date of securities issue: **October 3, 2003**

A prospectus of securities was registered simultaneously with the state registration of the supplemental securities issue; the securities prospectus was signed by a financial consultant in the securities market;

2.9. Procedure for obtaining access to information contained in the report on the performance of the supplemental securities issue: **The text of the registered report on the supplemental securities issue shall be published by the company on a page in the Internet not more than three days after the state registration of the report on the supplemental securities issue. The text of the registered report on the supplemental securities issue shall be accessible on the page in the Internet for at least five months after its publication in the Internet. Visitors may read the registered report on the supplemental securities issue as follows: on business days from 9:30 a.m. until 6 p.m. at the following addresses: Russian Federation, 115054, Moscow, 31A Dubininskaya St., OAO NK YUKOS, and Russian Federation, 115054, Moscow, 23 Vavilov St., ZAO M-Reyestr**

2.10. Date of state registration of report on the supplemental securities issue: **October 24, 2003**

Date: October 24, 2003

Report of Material Fact
Information on Facts That Caused a One-Time Increase of More Than 10 Percent In the Value of the Issuer's Assets

2.1. Code of material fact: **0200198A30102003**

2.2. Fact that caused a one-time increase of more than 10 percent in the issuer's profit or loss: **Cause that resulted in an increase in the value of the Company Assets was an increase in the value of long-term financial investments in subsidiaries.**

2.3. Date fact occurred: **October 30, 2003**

2.4. Value of the issuer's assets at the end of the reporting period preceding the one in which the relevant fact occurred: **191,072,403,000 rubles**

2.5. Value of the issuer's assets at the end of the reporting period in which the relevant fact occurred: **249,937,060,000 rubles**

2.6. Absolute change in the issuer's profit (loss): **58,864,657,000 rubles**

2.7. Percentage change in the issuer's profit (loss): **30.80%**

Date: October 30, 2003

Annex 5

Lists of Affiliates

LIST OF AFFILIATED ENTITIES

Open joint-stock company "Yukos Oil Company"
(issuer's code: 00198-A)

as of 31.12.2005

Location of the issuer: 26 Lenin Street. Nefteyugansk, 623809, Khanty-Mansijsk Autonomous District, Russian Federation

Information contained in the current list of affiliated entities is subject to disclosure pursuant to the Russian Federation Securities Laws.

Internet address: www.yukos.ru

Representative of JSC "Yukos Oil Company"
(as per Power of Attorney No. IO-11/05 dated January 17, 2005)
December 31, 2005

Y.V. Khudyakov

Issuer's Codes	
Tax Payer ID	8604010486
PSRN	1028601259466

I. List of Affiliated Entities as of December 31, 2005

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
1.	Gerashchenko Viktor Vladimirovich		The person is a member of the Joint Stock Company's Board of Directors	24.06.2004	None	None
2.	Beylin Yuri Alexandrovich		The person is a member of the Joint Stock Company's Board of Directors	23.06.2005	None	None
3.	Pokholkov Yuriy Petrovich		The person is a member of the Joint Stock Company's Board of Directors	20.06.2001	0.00001%	0.00001%
4.	Saburov Evgeniy Federovich		The person is a member of the Joint Stock Company's Board of Directors	23.06.2005	None	None
5.	Semikoz Alexandr Petrovich		The person is a member of the Joint Stock Company's Board of Directors	23.06.2005	None	None
6.	Silaev Ivan Stepanovich		The person is a member of the Joint Stock Company's Board of Directors	23.06.2005	None	None
7.	Forosenko Vladimir Ivanovich		The person is a member of the Joint Stock Company's Board of Directors	23.06.2005	None	None
8.	Loze Bernard		The person is a member of the Joint Stock Company's Board of Directors	20.06.2001	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
9.	Kontorovich Alexei Emilievich		The person is a member of the Joint Stock Company's Board of Directors	20.06.2001	None	None
10.	Buclez François		The person is a member of the Joint Stock Company's Board of Directors	18.06.2003	None	None
11.	Steven Theede		The person belongs to the group of persons, to whom the Joint Stock Company belongs The person exercises the powers of the sole executive body of the Joint Stock Company The person is a member of the Joint Stock Company's Board of Directors	01.07.2004 04.05.2005 23.06.2004	None	None
12.	Limited Liability Company "Yukos Moscow	Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.03.1998 03.05.2000	None	None
13.	Limited liability company "FTT Service"	72 Prospekt Mira, Moscow, 129110, Russian Federation,	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.05.2003 07.05.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
14.	Closed joint stock company "Energy Service Company"	28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2003 11.06.2003	None	None
15.	Closed Joint-stock Company "Escom Energo Trade"	17, bldg.3 Duininskaya Str., Moscow, 115054, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.12.2004 16.12.2004	None	None
16.	Open joint stock company "Syzran Oil Refinery "	1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	10.12.1993 10.12.1993	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
17.	Closed joint stock company "YUKOS-Inform"	8 Krymsky val, Moscow, 117049, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	05.07.1994	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	05.07.1994		
18.	YUKOS UK Ltd.	Bellhouse,175, Regent Street, London, WIR 7FB	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	30.01.1996	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	30.01.1996		
19.	Open joint stock company "Angarsknefteprodukt"	6 K. Marx Street, Angarsk,. Irkutsk Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.12.2001	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001		
20.	YUKOS Finance B.V.	"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	22.09.1998	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	22.09.1998		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
21.	Limited liability company " YUKOS – M Trading House"	Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	22.09.1998 22.09.1998	None	None
22.	Limited liability company "YUKOS -.Petroleum"	64 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.05.1998 27.05.1998	None	None
23.	Closed joint stock company "YUKOS-TransService"	OAO NK NPZ Plant Management District, Novokuibyshevsk, Samara Region, 446207, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.09.1998 07.09.1998	None	None
24.	Limited liability company "Strezhevskoy Oil Refinery"	23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.11.1999 11.11.1999	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
25.	Closed joint stock company "Kuibyshev-Terminal"	Groznenskaya Street, Samara, 443000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.03.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000		
26.	Closed joint stock company "Syzran-Terminal"	1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.03.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000		
27.	Limited liability company "Khakas-Terminal"	7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.03.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000		
28.	Closed joint stock company "Novokuibyshevsk-Terminal"	1 Odesskaya Street. Novokuibyshevsk, Samara Region, 446200, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.03.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
29.	Open joint stock company "Angarsk Petrochemical Company "	Angarsk, Irkutsk Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	02.07.2001	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.11.2001		
30.	Closed joint stock company "YUKOS-M"	33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	22.12.2000	0.0196%	0.0196%
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	22.12.2000		
31.	Closed joint stock company "Ordalia 2000"	2/6 Kostyakova Street, Moscow, 125422, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.12.2001	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001		
32.	Closed joint stock company "Tambovnefteprodukt"	9A Pionerskaya Street, Tambov, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	18.03.1994	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	18.03.1994		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
33.	Closed joint stock company "Irkutsknefteprodukt"	5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.12.2001	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.12.2001		
34.	Limited liability company "YUKOS Export Trade"	Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	03.07.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	03.07.2000		
35.	Limited liability company "YUKOS – Financial and Accounting Center"	17a Dubininskaya Street, Moscow, 113152, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	23.10.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.10.2000		
36.	Open joint stock company "Stavropolnefteprodukt"	185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	31.10.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.11.2000		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
37.	Open joint stock company "Kuibyshev Oil Refinery"	Groznenskaya Street, Samara, 443004, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	10.12.1993	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	10.12.1993		
38.	Limited liability company "Top Master Realty"	59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	23.05.2001	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.05.2001		
39.	Open joint stock company "Novokuibyshevsk Oil Refinery".	Novokuybyshevsk, 446200, Samara Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	20.05.1994	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	20.05.1994		
40.	Limited liability company "SIBINTEK-Leasing"	3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Autonomous Area, Krasnoyarsky Krai, 648000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	24.05.2002	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.05.2002		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
41.	Closed joint stock company "Ulyanovsknefteprodukt"	91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.04.1994	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.04.1994		
42.	Limited liability company "YUKOS CIS INVESTMENT"	10/1 Babayana Street, Erevan, 375037, Republic of Armenia	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	08.02.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	08.02.2000		
43.	Limited liability company "Dubininskoye"	17a Dubininskaya Street, Moscow, 113154, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	18.10.1999	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	18.10.1999		
44.	Closed joint stock company "Bryansknefteprodukt"	48 S. Perovskoy Street, Bryansk, 241011, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	25.10.1993	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	25.10.1993		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
45.	Limited liability company "Service Center"	1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	16.12.2002	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.12.2002		
46.	Closed joint stock company "Lipetsknefteprodukt"	102 Gagarina Street, Lipetsk, 398016, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	24.09.1993	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.09.1993		
47.	Closed joint stock company "Penzanefteprodukt"	104 Neitralnaya Street, Penza, 440013, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	02.03.1994	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.03.1994		
48.	Open joint stock company "Angarsk Polymer Plant"	Angarsk, Irkutsk Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	20.02.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	20.02.2003		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
49.	Closed joint stock company "Achinsk-Terminal"	Achinsk, Krasnoyarsky Krai, 662114, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000 07.03.2000	None	None
50.	Open joint stock company "Belgorodnefteprodukt"	16 Pobedy Street, Belgorod, 308000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.11.1995 16.11.1995	None	None
51.	Closed joint stock company "Investment Company "YUKOS-Invest"	8 Krymsky val, Moscow, 117049, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.04.1995 27.04.1995	None	None
52.	Open joint stock company "Voronezhnefteprodukt"	4 Kirova Street, Voronezh, 394018, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.11.1993 01.11.1993	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
53.	Closed joint stock company "Oryolnefteprodukt"	40 Mayakovskogo Street, Oryol, 302001, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.02.1994 07.02.1994	None	None
54.	Open joint stock company "Samaranefteprodukt"	72 Galaktionovskaya Street, Samara, 443010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.05.1994 28.05.1994	None	None
55.	Closed joint stock company "Neftegorsk Gas Processing Plant"	Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	18.05.1999 18.05.1999	None	None
56.	Closed joint stock company "Otradniy Gas Processing Plant "	Gas Processing Plant, Otradniy, Samara Region, 446430, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	18.05.1999 18.05.1999	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
57.	Open joint stock company "Srednevolzhsky Oil Processing Research Institute"	Novokuibyshevsk, Samara Region, 446200, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	16.11.1995	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.11.1995		
58.	Open joint stock company "Buryatnefteprodukt"	1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.12.2001	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001		
59.	Limited liability company "YUKOS-Resource"	Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	14.11.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	14.11.2003		
60.	Closed joint stock company "Rus"	22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	03.04.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	03.04.2000		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
61.	Limited liability company "Alnas-Tsunar"	Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	01.12.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.12.2003		
62.	Limited liability company "Alnas Electron"	10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	03.12.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	03.12.2003		
63.	Limited liability company "Leisure and Sports Center"	Tomsk, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	26.11.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.11.2003		
64.	Open joint stock company "Boguchansk Gas and Oil Company"	72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	17.03.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	17.03.2004		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
65.	Open joint stock company "Neftegaztechnologiya"	11 Promyshlennaya Street, Novyi Urengoy, Tyumen Region, 929300, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital. The entity belongs to the group of entities, to which the Joint Stock Company belongs	21.01.2004 27.01.2004	None	None
66.	Open joint stock company "Samaraneftegeofizika"	21 Sportivnaya Street, Samara, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.01.2004	None	None
67.	Open joint stock company "Tomskneftegeofizika" of East Oil Company	83 Stroitcley Street, Strezhevoy, Tomsk Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	14.08.2003 20.01.2004	None	None
68.	Open joint stock company "Urengoi-neftegazgeologiya"	Bldg. 12a, 2 Urban District, village Urengoy, Purovskiy District, Yamalo-Nenets Autonomous District, Tumen Region, 629860, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	15.01.2004 15.01.2004	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
69.	Limited liability company "YUKOS Aviation Marketing"	Room 6, Bldg. 1, no. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	20.01.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	20.01.2004		
70.	Limited liability company "YUKOS East Trade"	25a Shkolnaya Street, village Tura, Evenk Autonomous District, Krasnoyarsk Region, 648000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital.	09.02.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.02.2004		
71.	Limited liability company "Yuganskneftegeofizika-GEOFIMP"	Bldg. 9/3, Parkovaya Street, Pioneer zone, Nefteyugansk, Tumen Region, 628300, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital.	24.02.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.02.2004		
72.	Closed joint stock company "YUT-OIL"	8th km of the Zaraysk Shosse, Lukhovitsy, Moscow Region, 140500, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	13.02.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	13.02.2004		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
73.	Open joint stock company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"	11 Novosadovaya Street, Samara, Samara Region, 443002, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	10.12.1993 10.12.1993	None	None
74.	Closed joint stock company "U-Tver"	29 Smolenskiy pereulok, Tver, 170000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.12.2003 26.12.2003	None	None
75.	Limited liability company "Penza-Terminal"	104 Neitralnaya Street, Penza, 440013, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.06.2000 09.06.2000	None	None
76.	Limited liability company "Tomsk-Terminal"	24 Ushaika River Embankment, Tomsk, 634050, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.06.2000	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
77.	Limited liability company "East Asia Transit"	MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	18.07.2002 18.07.2002	None	None
78.	Limited liability company "Tambov-Terminal"	9A Pionerskaya Street, Tambov, 392012, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000 07.03.2000	None	None
79.	Limited liability company "Samara-Terminal"	1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.06.2000 09.06.2000	None	None
80.	Closed joint stock company "Voronezh-Terminal"	3 Ilyushina Street, Voronezh, 394002, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.06.2000 09.06.2000	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
81.	Open joint stock company "Aviation Industry Economy Research Institute"	24 Ulansky pereulok, Moscow, 103045, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	22.11.2001 22.11.2001	None	None
82.	Open joint stock company "Tomsknefteprodukt" of the East Oil Company	Tomsk, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.11.2001 09.11.2001	None	None
83.	Closed joint stock company "Khakasnefteprodukt" of the East Oil Company	Abakan, Republic of Khakasia, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.11.2001 12.11.2001	None	None
84.	Open joint stock company "Khantymansiisknefteprodukt"	Engels Street, Khanty-Mansiisk, Region, Khanty-Mansijsk Autonomous District, 626200, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.06.1997 23.06.1997	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
85.	Closed joint stock company "Lipetsk-Terminal M"	102 Gagarina Street, Lipetsk, 398016, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000 07.03.2000	None	None
86.	Limited liability company "Yu-Kuban"	253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.01.1998 27.01.1998	None	None
87.	Closed joint stock company "Television Company "Special Purpose Television""	24 Ulansky pereulok, Moscow, 103045, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.03.2000 02.03.2000	None	None
88.	Open joint stock company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"	Angarsk, Irkutsk Region, 665819, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.02.2002 11.02.2002	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
89.	Open joint stock company "Achinsk Oil Refinery of the East Oil Company"	Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	15.10.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	30.08.2001		
90.	Closed joint stock company "Bryansk-Terminal M"	63 Rechnaya Street, Bryansk, 241021, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	04.11.2002	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	04.11.2002		
91.	Open joint stock company "Samaraneftеprodukt-avtomatika"	72 Galaktionovskaya Street, Samara, 443010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	16.11.1995	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.11.1995		
92.	Open joint stock company "Voronezhnefteproduktav tomatika"	4 Kirova Street, Voronezh, 394018, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	16.11.1995	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.11.1995		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
93.	Closed joint stock company "YUKOS-Geo"	13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	10.10.1994	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	10.10.1994		
94.	Limited liability company "YUKOS-Import"	23 Vavilova Street, Moscow, 117312, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	24.12.1998	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.12.1998		
95.	Closed joint stock company "YUKOS-Mamontovo"	10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	15.02.1999	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	15.02.1999		
96.	Open joint stock company "Yuganskneftegaz"	Nefteyugansk District, Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital.	05.10.1993	0.00003%	0.00003%

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
97.	Limited liability company "Accounting Center "	145 Kuibyshev Street, Samara, 443010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	31.03.2003 31.03.2003	None	None
98.	Limited liability company "Property-Service-Strezhevoy"	11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	03.09.2003 03.09.2003	None	None
99.	Limited liability company "Property-Service-SSK"	OOO Yuganskneftepromburservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.08.2003 28.08.2003	None	None
100.	Limited liability company "Property-Service-Nefteyugansk"	OOO Yuganskneftepromburservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.08.2003 27.08.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
101.	Limited liability company "Property-Service-Samara"	Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.08.2003 27.08.2003	None	None
102.	Limited liability company "YUM-Trade"	3-1 Solongo Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.09.2003 09.09.2003	None	None
103.	Limited liability company "Nefteavtomatika"	Industrial Zone, Nefteyugansk, 628309, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.03.2003 27.03.2003	None	None
104.	Limited liability company "Control Service"	24 Ushaika River Embankment, Tomsk, 634050, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.03.2003 27.03.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
105.	Limited liability company "ServiceEcology"	Industrial Zone, Nefteyugansk, 628300, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.02.2000 28.02.2000	None	None
106.	Limited liability company "Kinelsky Storage Facility"	145 Kuibyshev Street, Samara, 443010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.04.2000 07.04.2000	None	None
107.	Limited liability company "Samara Engineering Center"	145-734 Kuibyshev Street, Samara, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.03.2003 26.03.2003	None	None
108.	Limited liability company "Outsourcing"	23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	22.05.2000 22.05.2000	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
109.	Open joint stock company "Samaraneftegaz"	145 Kuibyshev Street, Samara, 443010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.11.1995 16.11.1995	None	None
110.	Open joint stock company "Arctic Gas Company"	6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenets Autonomous District, 629300, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.03.2002 28.03.2002	None	None
111.	Limited liability company "Val Shatskogo"	Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	04.02.2003 04.02.2003	None	None
112.	Closed joint stock company "Neftepromstroiservice"	30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous District, Krasnoyarsky Krai, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	25.02.2003 25.02.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
113.	Limited liability company "Nefteyugansk Petroleum Research and Design Institute"	51 7th Urban District, Nefteyugansk, Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	24.03.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.03.2003		
114.	Closed joint stock company "YUKOS-Service"	8 Krymsky val, Moscow, 117049, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	25.10.1993	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	25.10.1993		
115.	Closed joint stock company "Singapaipromservice"	1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	21.07.1997	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.06.2000		
116.	Limited liability company "Accounting and Reporting"	23 1st Urban District, Nefteyugansk, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	25.03.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	25.03.2003		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
117.	Limited liability company «YUKOS Kart».	Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.06.2004 02.06.2004	None	None
118.	Closed joint stock company "AgroNefteProdukt"	152 Malinovskogo Street, Rostov-on-Don, 344018, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004 11.06.2004	None	None
119.	Closed joint stock company "CONTRACT OIL"	Bldg. 15, 11 Timura Frunze Street, Moscow,119021, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2204 11.06.2004	None	None
120.	Limited liability company "Mytishchy Fuel Company"	AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004 11.06.2004	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
121.	Closed joint stock company "NBA Service"	79 Volokolamskoye Shosse, Moscow,125424, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004 11.06.2004	None	
122.	Closed joint stock company "Energoservice"	98 40 let VLKSM Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004 11.06.2004	None	None
123.	Limited liability company "MAGIS"	177b Gushchina Street, Barnaul, 656019, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004 11.06.2004	None	None
124.	Open joint stock company "Financial and Production Company KEDR-M"	20 Papernika Street, Moscow, 109426, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004 11.06.2004	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
125.	Limited liability company "Neftekhimservice"	Industrial Zone, Nefteyugansk, Khanty-Mansijsk Autonomous District, Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	25.03.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	25.03.2003		
126.	Limited liability company "ASSET"	5 Oktaybrskoy Revolutsii Street, Irkutsk, 664007, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	26.05.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.05.2004		
127.	Limited liability company "Rostov-Terminal"	158 Dovatora Street, Rostov-on-Don, 344010, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	26.05.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.05.2004		
128.	Limited liability company "YUKOS-Ladoga "	"Domozhirovsky Logging Enterprise", territory of open JSC, village Domozhirovo, Lodeynopolskiy District, Leningrad Region, 187706, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	26.05.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.03.2002		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
129.	Closed joint-stock company "Prioksky - Terminal"	40, Mayakovskogo St., Oryol, 302001, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	04.11.2002 09.06.2004	None	None
130.	Open joint stock company "European Siberian Financial and Industrial Group"	35 Myasnitskaya Street, Moscow, 101959, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	19.04.1997 19.04.1997	None	None
131.	Limited liability company "Samara Oil Production Research and Design Institute"	11 Novo-Sadovaya Street, Samara, 443002, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	04.04.2000 04.04.2000	None	None
132.	Closed joint stock company "Inzerneft"	99 Moskovskaya Street, Saratov, 410071, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.07.1998 29.07.1998	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
133.	Open joint stock company "East Siberian Oil and Gas Company"	5 Zagorodnoye shosse, Moscow, 113152, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.12.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2000		
134.	Open joint stock company Yukos R&D Center	55/1, bldg 2 Leninsky Prospect, Moscow, 119333, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	27.11.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.07.2004		
135.	Closed joint stock company "Manoil"	26 11th Urban District, Nefteyugansk, Khanty-Mansijsk Autonomous District, 628300, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	06.06.1996	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.06.1996		
136.	Open joint stock company "Tomskneft" of the East Oil Company	23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	21.12.1999	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	21.12.1999		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
137.	Limited liability company "YUKSib"	7A Taube Street, Omsk 99, 644099, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.09.1995 29.09.1995	None	None
138.	Closed joint stock company "Urengoil Inc."	53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenets Autonomous Area, Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	27.12.2002 27.12.2002	None	None
139.	Open joint stock company "Samaraneftekhimavtomatika"	52 Michurina Street, Samara, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	16.11.1995 16.11.1995	None	None
140.	Limited liability company "MNU"	Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.03.2003 26.03.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
141.	Limited liability company "Alnasmash"	Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	02.07.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.07.2003		
142.	Limited liability company "Aviaterminal"	Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	05.09.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	05.09.2003		
143.	Limited liability company "Alnasmashservice"	Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	12.08.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.08.2003		
144.	Limited liability company "Hermes Moscow"	Room 808, 146 Leninsky Prospekt, Moscow, 119526, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	18.08.2003	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	18.08.2003		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
145.	Limited liability company "EPU-Service"	92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.09.2003 26.09.2003	None	None
146.	Limited liability company "Yugansk EPU -Service "	Industrial Zone, Nefteyugansk, 628300, Khanty-Mansijsk Autonomous District, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.09.2003 26.09.2003	None	None
147.	Limited liability company "Mamontov EPU - Service"	Industrial Zone, Pyt-Yakh, Khanty-Mansijsk Autonomous District, Region, 628381, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.09.2003 26.09.2003	None	None
148.	Limited liability company "Samara-Electro-Service"	2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.09.2003 26.09.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
149.	Ukrainian-Russian enterprise with foreign investments in the form of closed joint stock company "KAFA"	2 Geologicheskaya Street, Feodosia, 98107, Ukraine	The entity belongs to the group of entities, to which the Joint Stock Company belongs The entity belongs to the group of entities, to which the Joint Stock Company belongs	04.08.2003 04.08.2003	None	None
150.	Open joint stock company "Research and Production Firm "Geofit""	6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	15.09.2003 15.09.2003	None	None
151.	Limited liability company "ALANS RD"	Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.07.2003 23.07.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
152.	Limited liability company "Ulyanovsk-Terminal"	91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.03.2000	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.03.2000		
153.	Closed joint stock company "Belgorod-Terminal"	16 Pobedy Street, Belgorod, 308000, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	05.11.2002	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	05.11.2002		
154.	Limited liability company Private Security Enterprise "Granite"	10a Gagarina Street, Baikit, Evenk Autonomous District, Krasnoyarsk Krai, 648360, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	24.05.2004	None	None
			The entity belongs to the group of entities, to which the Joint Stock Company belongs	24.05.2004		

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
155.	Limited liability company Private Security Enterprise "Corporate Security Service"	Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital The entity belongs to the group of entities, to which the Joint Stock Company belongs	21.05.2004 21.05.2004	None	None
156.	Closed joint stock company "Yu-SVL"	1 Furmanova Street, Central District, Krasnodar, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	06.12.2002	None	None
157.	Limited liability company - "Siberian Internet Company "	Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	26.08.1999	None	None
158.	Closed joint stock company "Fazan"	26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	18.07.1996	None	None
159.	Limited liability company "YUKOS-COOP"	49 7th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628307, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	22.12.2003	None	None
160.	Open joint stock company "Novosibirsk Enterprize for Provision of Oil Products to East Oil Company"	80 Gorkogo Street, Novosibirsk, 630099, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	14.08.2003	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
161.	Open joint stock company "Tomsk Research and Design Oil and Gas Institute"	72 Prospekt Mira, Tomsk, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	10.09.2003	None	None
162.	Open joint stock company "Tomskneftegazgeologiya" of East Oil Company	Tomsk, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	15.08.2003	None	None
163.	Open joint stock company "Bratsknefteprodukt"	P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001	None	None
164.	Kuban power industry and electrification open joint stock company "Kubanenergo"	2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	23.04.2002	None	None
165.	Power industry and electrification open joint stock company "Tomskenergo"	36 Kirova pr., Tomsk, 634041, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	30.04.2002	None	None
166.	Tambov power industry and electrification open joint stock company "Tambovenergo"	23 Morshanskoye shosse, Tambov, 392680, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	18.09.2002	None	None
167.	Open Joint Stock Company "Tambov Generating Company"	7 Energetikov Avenue, Tambov, 392030, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	31.03.2005	None	None
168.	Open Joint Stock Company "Tambov Energy Management Company"	23 Morshanskoe Shosse, Tambov, 392680, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	31.03.2005	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
169.	Open Joint Stock Company "Tambov Retail Supplier Company"	23 Morshanskoe Shosse, Tambov, 392680, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	31.03.2005	None	None
170.	Open Joint Stock Company "Corporate Service Systems"	42 Preobrazhenskaya Street, Belgorod, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	21.12.2001	None	None
171.	Open Joint Stock company "Belgorod Retail Supplier Company"	42 Preobrazhenskaya Street, Belgorod, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	01.10.2004	None	None
172.	Open Joint Stock Company "Belgorod Mainline Network Company"	42 Preobrazhenskaya Street, Belgorod, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	26.05.2005	None	None
173.	Open joint stock company of energy and electrification "Belgorodenergo"	42 Preobrazhenskaya Street, Belgorod, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	17.04.2005	None	None
174.	Hulley Enterprises Limited	Them.Dervi-Florinis Street, 6th floor, CY-1512 Nicosia, Cyprus	The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.05.2002	40.36%	40.36%
175.	Joint stock company "Mazeikiu Nafta"	Mazeikiu District, 5500, Yuodeikjai, Lithuania	The entity belongs to the group of entities, to which the Joint Stock Company belongs	19.09.2002	None	None
176.	Petroval S.A.	84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland	The entity belongs to the group of entities, to which the Joint Stock Company belongs	09.04.2004	None	None
177.	Petroval Bunker Services B.V.	Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands	The entity belongs to the group of entities; to which the Joint Stock Company belongs	26.03.2004	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
178.	Closed joint stock company "Biryusa-Angarsknefteprodukt"	1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001	None	None
179.	Closed joint stock company "Vasyugan"	24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.06.1999	None	None
180.	Closed joint stock company "East-Angarsknefteprodukt"	18 Senyavina Street, Nakhodka, 692900, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001	None	None
181.	Closed joint stock company "Vostsibneftegaz-Service"	6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2000	None	None
182.	Closed joint stock company "Tomsk-Petroleum und Gas"	27 Sakko Street, Tomsk, 634009, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.02.1996	None	None
183.	Closed joint stock company "YUKOS Refining and Marketing"	17a Dubininskaya Street, Moscow, 115054, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.04.2000	None	None
184.	Closed joint stock company "YUKOS Exploration and Production"	17a Dubininskaya Street, Moscow, 115054, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.04.2000	None	None
185.	Closed joint stock company "YUKOS-Petroleum"	17a Dubininskaya Street, Moscow, 115054, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	03.12.2001	None	None
186.	Closed joint stock company «Neftyanik-Service»	Strezhevoy, Tomsk Region, 636762, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	21.08.1999	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
187.	Limited liability company "Novokuibyshevsk Catalyst Plant"	Novokuibyshevsk, Samara Region, 446207, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.12.2000	None	None
188.	Limited liability company "Rosflex"	p. 113th km, P.O. 33, Samara, 443033, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.10.1998	None	None
189.	Limited liability company "Vehicle Refueling Complex - Angarsknefteprodukt"	6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001	None	None
190.	Limited liability company "Alta-Trade"	35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.08.2001	None	None
191.	Limited liability company "Recreation Base "Enkhaluk""	1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	07.08.2002	None	None
192.	Limited liability company "Buryat-Terminal"	1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	15.09.2002	None	None
193.	Limited liability company "Voronezh Trans-Service"	134 Dimitrova Street, Voronezh, 394002, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.06.1999	None	None
194.	Limited liability company "Hotel Complex "Cedar""	Strezhevoy, Tomsk Region, 636762, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.02.2001	None	None
195.	Limited liability company "Irkutsk-Terminal"	5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.10.2002	None	None
196.	Limited liability company "KAG – ECO – OIL"	P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	26.01.1999	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
197.	Limited liability company "Angarsknefteprodukt"	Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001	None	None
198.	Limited liability company "Nefteinvest"	52 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.04.2001	None	None
199.	Limited liability company "Office"	Novokuibyshevsk, Samara Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	19.08.2002	None	None
200.	Limited liability company "Pechatnik"	406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.10.1998	None	None
201.	Limited liability company "Ratmir"	35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.08.2001	None	None
202.	Limited liability company "Mechanical Repair Works"	2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.12.2000	None	None
203.	Limited liability company "Health and Recreational Complex "Zdorovye"	Novokuibyshevsk, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.10.1998	None	None
204.	Limited liability company "Achinsk Oil Refiners' Sports Complex"	14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	30.08.2001	None	None
205.	Limited liability company "Stavropol-Terminal"	185 Lermontova Street, Stavropol, 355000, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	19.09.2002	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
206.	Limited liability company "Television and Radio Company "Intelcom""	34 2nd Urban District, Nefteyugansk, Khanty-Mansijsk Autonomous District, 628300, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	01.12.1996	None	None
207.	Limited liability company «YUKOS Consulting».	31a Dubininskaya Street, Moscow, 115054, Russian Federation.	The entity belongs to the group of entities, to which the Joint Stock Company belongs	25.02.2004	None	None
208.	Limited liability company "Firm VAO R Prim"	12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	28.05.2002	None	None
209.	Limited liability company "Private Security Agency "Kron""	24 Ushaika River Embankment, Tomsk, 634050, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	20.10.1998	None	None
210.	Limited liability company "South-Minioil"	47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	14.12.2001	None	None
211.	Limited liability company "South-Minioil-Labinsk"	47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	05.12.2001	None	None
212.	Limited liability company "South-Terminal"	47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	14.12.2001	None	None
213.	Limited liability company "YUKOS-Baltic"	20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.03.2002	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
214.	Limited liability company "Vesta Hotel"	1-b Pobedy pr., Novokuibyshevsk, Samara Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	31.08.1998	None	None
215.	Limited liability company "Novokuibyshevsk Oil Lubricants and Additives Plant"	Novokuibyshevsk, Samara Region, 446207, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	22.05.1998	None	None
216.	Closed type joint stock company "Kalibra-T"	Bratsk, Irkutsk Region, 665708, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2001	None	None
217.	Limited liability company "Service Center"	Novokuibyshevsk, Samara Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	31.08.1998	None	None
218.	Limited liability company "Industrial and Trading Firm "Aviator""	"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	02.08.1995	None	None
219.	Limited liability company "Business Club "Rus""	22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	10.10.2001	None	None
220.	Limited liability company agricultural enterprise "Agro-Industrial Complex"	Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	30.08.2001	None	None
221.	Open joint stock company "Angarsk Catalyst and Organic Synthesis Plant"	Angarsk, Irkutsk Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.11.2001	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
222.	Open joint stock company "Angarsk Mechanical Repair Works"	Angarsk, Irkutsk Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.11.2001	None	None
223.	Open joint stock company "Angarskneftekhimremstroi"	Angarsk, Irkutsk Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.11.2001	None	None
224.	Open joint stock company "Angarsk Power System Management"	Angarsk, Irkutsk Region, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	12.11.2001	None	None
225.	Open joint stock company "Yeniseineftegaz"	36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2000	None	None
226.	Open joint stock company "AZS-Service"	10 Eltonskaya Street, Samara, 443065, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	05.10.1996	None	None
227.	Closed joint stock company "Rosneftetrans"	41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	21.08.1997	None	None
228.	Closed joint stock company ""YUKOS-Avia" Air Company"	7-169 Pribrezhniy pr., Nefteyugansk, Region, 628300, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	07.08.1996	None	None
229.	Closed joint stock company "Fuel and Energy Complex Informational Cooperation Center"	Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	04.03.1994	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
230.	Closed joint stock company "Business and Security Magazine"	12-1 Planernaya Street, Moscow, 123481, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	05.03.1996	None	None
231.	Open joint stock company "Neftemarket"	Chita-40, 672040, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	29.12.2001	None	None
232.	Closed joint stock company "Fuel and Refueling Complex"	International Airport Sheremetyevo, Moscow, 103340, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	18.07.1994	None	None
233.	Closed joint stock company "EKZA"	5A Artsybushevskaya Street, Samara, 443041, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	01.12.1997	None	None
234.	Closed joint stock company "Lyubel-Oil"	Novopolotsk, 211440, Belorussia	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	05.07.1996	None	None
235.	Limited liability company "Caspian Oil Company"	73 Shaumyana Street, Astrakhan, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	21.12.1999	None	None
236.	Limited liability company "Yu-Mordovia"	35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	23.08.2001	None	None
237.	Limited liability company "Contract Oil P"	43rd km Staro-Kaluzhskoe Shosse, village Krasnaya Pakhra, Podolskiy District, Moscow Region, 142012, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004	None	None

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
238.	Closed joint stock company "Contract Oil P"	17 Vokzaylnaya Street, Ramenskoye, Moscow Region, 140100, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	11.06.2004	None	None
239.	Limited liability company "Samaraneftegaz-Service"	23 Lesnaya Street, Samara, 443110, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.07.2005	None	None
240.	Limited liability company "Samaraneftegaz-Warehouse"	145 Kuyibysheva Street, Samara, 443110, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.07.2005	None	None

II. Amendments to the List of Affiliated Entities in the period from October 1, 2005 to December 31, 2005

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
1	2	3	4	5	6	7
No.	**Amendments**		**Date of Amendment**		**Date of amendment's introduction to the List of Affiliated Persons**	
1.	**Removal of closed joint stock company "Krasnoyarskgeofizika" from the List of Affiliated Entities of JSC "Yukos Oil Company"**		**01.12.2005**		**12.12.2005**	
	Information about the affiliated entity prior to amendment					
	Closed joint stock company "Krasnoyarskgeofizika"	24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	29.12.2000	None	None
	Information about the affiliated entity post-amendment					
	Closed joint stock company is not an affiliated entity of JSC "Yukos Oil Company" and for this reason information on this company is not included into the List of Affiliated Entities of JSC "Yukos Oil Company".					
2.	**Inclusion of open joint stock company "Tambov Mainline Network Company" into the List of Affiliated Entities of JSC "Yukos Oil Company".**		**03.11.2005**		**12.12.2005**	
	Information about the affiliated entity prior to amendment					
	Open joint stock company "Tambov Mainline Network Company" has not been an affiliated entity and for this reason information on this company has not been not included into the List of Affiliated Entities of JSC "Yukos Oil Company".					
	Information about the affiliated entity post-amendment					
	Open joint stock company "Tambov Mainline Network Company"	202 Sovetskaya Street, Tambov, Russian Federation	The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital	03.11.05	None	None
3.	**Inclusion of limited liability company "Samaraneftegaz-Service" into the List of Affiliated Entities of JSC "Yukos Oil Company".**		**06.07.2005**		**31.12.2005**	
	Information about the affiliated entity prior to amendment					
	Limited liability company "Samaraneftegaz-Service" has not been an affiliated entity of JSC "Yukos Oil Company" and for this reason information on this company has not been included into the List of Affiliated Entities of "Yukos Oil Company".					

No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence (disclosed only with individual's consent)	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status	Date of acquisition of the Joint-Stock Company's affiliated entity status	Percentage of the authorized share capital in the Joint-Stock Company owned by affiliated entity, %	Percentage of ordinary class of shares in the Joint-Stock Company owned by affiliated entity, %
	Information about the affiliated entity post-amendment					
	Limited liability company "Samaraneftegaz-Service"	23 Lesnaya Street, Samara, 443110, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.07.05	None	None
4.	**Inclusion of limited liability company "Samaraneftegaz-Warehouse" into the List of Affiliated Entities of JSC "Yukos Oil Company".**			**06.07.2005**		**31.12.2005**
	Information about the affiliated entity prior to amendment					
	Limited liability company "Samaraneftegaz-Warehouse" has not been an affiliated entity and for this reason information on this company has not been included into the List of Affiliated Entities of JSC "Yukos Oil Company".					
	Information about the affiliated entity post-amendment					
	Limited liability company "Samaraneftegaz-Warehouse"	145 Kuyibysheva Street, Samara, 443110, Russian Federation	The entity belongs to the group of entities, to which the Joint Stock Company belongs	06.07.2005	None	None

RECEIVED
2006 JAN 30 P 1:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIST OF AFFILIATED ENTITIES

Open joint-stock company "Yukos Oil Company"
(issuer's code: 00198-A)

as of 31.12.2004

Acting Manager of Corporate Finance Directorate OOO Yukos Moscow, the Yukos management company — Y.V. Khudyakov

February 14, 2004

Changes to the Affiliated Entities List	No.	legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence	Legal entity's mailing address	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws Date of acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws	each class of shares in the Joint-Stock Company owned by affiliated entity, %
	1.	*Gerashchenko Viktor Vladimirovich*	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***24.06.2004***	**None**
	2.	***Gupta Raj Kumar***	***Oklahoma, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	3.	***Pokholkov Yuriy Petrovich***	***Tomsk, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**0,00001%**
	4.	*Ortiz Edgar*	***Houston, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***24.06.2004***	**None**
	5.	***Kosciusko-Morizet Jacques***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	6.	***Soublin Michel***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	7.	***Carey Sarah Collins***	***Washington, USA***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	8.	***Loze Bernard***	***Paris, France***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	9.	***Kontorovich Alexei Emilievich***	***Novosibirsk, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	10.	***Golubev Yuriy Alexandrovich***	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**0,01279%**
	11.	***Buclez François***	***London, UK***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	**None**

	12.				***Joint Stock Company belongs*** Status acquisition date: *01.07.2004*	
	13.	***Limited Liability Company "Yukos Moscow***	***Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation***	***26 Ulansky pereulok, 107045, Moscow, Russian Federation***	Reason: ***The entity exercises the powers of the Joint Stock Company's sole executive body*** Status acquisition date: ***3.05.2000*** Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.05.2000***	**None**
	14.	***Limited liability company "FTT Service"***	***72 Prospekt Mira, Moscow, 129110, Russian Federation,***	***72 Prospekt Mira, Moscow, 129110, Russian Federation,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *07.05.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *07.05.2003*	**None**
	15.	***Closed joint stock company "Energy Service Company"***	***28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation***	***28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2003*	**None**

in the Affiliated Entities List after the change	**16.**	***Company "Escom Energo Trade"***	***Duininskaya Str., Moscow, 115054, Russian Federation***	***Duininskaya Str., Moscow, 115054, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.12.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.12.2004***	
Information contained in the Affiliated Entities List prior to the change		Closed Joint-stock company Escom-Energo Trade was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO Escom-Energo Trade were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 16.12.2004				
	17.	***Open joint stock company "Syzran Oil Refinery "***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	18.	***Closed joint stock company "YUKOS-Inform"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.07.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.07.1994***	**None**
	19.	***YUKOS UK Ltd.***	***Bellhouse,175, Regent Street, London, WIR 7FB***	***Bellhouse,175, Regent Street, London, WIR 7FB***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***30.01.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.01.1996***	**None**
	20.	***Open joint stock company "Angarsknefteprodukt"***	***6 K. Marx Street, Angarsk, Irkutsk***	***6 K. Marx Street, Angarsk, Irkutsk***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Federation	*Federation*	***capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	
	21.	*YUKOS Finance B.V.*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	*"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.09.1998***	**None**
	22.	*Limited liability company " YUKOS – M Trading House"*	*Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.09.1998***	**None**
	23.	*Limited liability company "YUKOS - Petroleum"*	*64 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.05.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.05.1998***	**None**
	24.	*Closed joint stock company "YUKOS-TransService"*	*OAO NK NPZ Plant Management District, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	25.	*Limited liability company "Strezhevskoy Oil Refinery"*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.11.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.11.1999***	**None**
	26.	*Closed joint stock company "Kuibyshev-Terminal"*	*Groznenskaya Street, Samara, 443000, Russian Federation*	*Groznenskaya Street, Samara, 443000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	27.	*Closed joint stock company "Syzran-Terminal"*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	28.	*Limited liability company "Khakas-Terminal"*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	29.	*Closed joint stock company "Novokuibyshevsk-Terminal"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	
	30.	***Open joint stock company "Angarsk Petrochemical Company "***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.07.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	31.	***Closed joint stock company "YUKOS-M"***	***33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	***33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.12.2000***	**0,2079%**
	32.	***Closed joint stock company "Ordalia 2000"***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	33.	***Closed joint stock company "Tambovnefteprodukt"***	***9A Pionerskaya Street, Tambov, Russian Federation***	***9A Pionerskaya Street, Tambov, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.03.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.03.1994***	**None**
	34.	***Closed joint stock company***	***5 Oktyabrskoy Revolutsiyi Street,***	***5 Oktyabrskoy Revolutsiyi Street,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Russian Federation	***Russian Federation***	***capital*** Status acquisition date: ***7.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.12.2001***	
	35.	***Limited liability company "YUKOS Export Trade"***	***Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation***	***Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.07.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.07.2000***	**None**
	36.	***Limited liability company "YUKOS – Financial and Accounting Center"***	***17a Dubininskaya Street, Moscow, 113152, Russian Federation***	***26 Ulansky pereulok, Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.10.2000***	**None**
	37.	***Open joint stock company "Stavropolnefteprodukt"***	***185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation***	***185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.11.2000***	**None**
	38.	***Open joint stock company "Kuibyshev Oil Refinery"***	***Groznenskaya Street, Samara, 443004, Russian Federation***	***Groznenskaya Street, Samara, 443004, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	39.	*Limited liability company "Top Master Realty"*	*59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation*	*59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.05.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.05.2001*	**None**
	40.	*Open joint stock company "Novokuibyshevsk Oil Refinery"*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *20.05.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.05.1994*	**None**
	41.	*Limited liability company "SIBINTEK-Leasing"*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.05.2002* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.05.2002*	**None**
	42.	*Closed joint stock company "Ulyanovsknefteprodukt"*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.04.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.04.1994*	**None**
	43.	*Limited liability company "YUKOS CIS INVESTMENT"*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***8.02.2002***	
	44.	***Limited liability company "Dubininskoye"***	***17a Dubininskaya Street, Moscow, 113154, Russian Federation***	***17a Dubininskaya Street, Moscow, 113154, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.10.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.10.1999***	**None**
	45.	***Closed joint stock company "Bryansknefteprodukt"***	***48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation***	***48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.10.1993***	**None**
	46.	***Limited liability company "Service Center"***	***1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	***1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.12.2002***	**None**
	47.	***Closed joint stock company "Lipetsknefteprodukt"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.09.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.09.1993***	**None**
	48.	***Closed joint stock***	***104 Neitralnaya***	***104 Neitralnaya***	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		"Penzanefteprodukt"	*440013, Russian Federation*	*440013, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.03.1994***	
	49.	***Open joint stock company "Angarsk Polymer Plant"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.02.2003***	**None**
	50.	***Closed joint stock company "Achinsk-Terminal"***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	51.	***Open joint stock company "Belgorodnefteprodukt"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	52.	***Closed joint stock company "Investment Company "YUKOS-Invest"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.04.1995*** Reason: ***The entity belongs to the group of entities, to***	**None**

					Status acquisition date: *27.04.1995*	
	53.	***Open joint stock company "Voronezhnefteprodukt"***	***4 Kirova Street, Voronezh, 394018, Russian Federation***	***4 Kirova Street, Voronezh, 394018, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.11.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.11.1993*	**None**
	54.	***Closed joint stock company "Oryolnefteprodukt"***	***40 Mayakovskogo Street, Oryol, 302001, Russian Federation***	***40 Mayakovskogo Street, Oryol, 302001, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.02.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.02.1994*	**None**
	55.	***Open joint stock company "Samaranefteprodukt"***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *28.05.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.05.1994*	**None**
	56.	***Closed joint stock company "Neftegorsk Gas Processing Plant"***	***Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation***	***Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.05.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.05.1999*	**None**
	57.	***Closed joint stock company "Otradniy Gas Processing Plant "***	***Gas Processing Plant, Otradniy, Samara Region, 446430, Russian***	***Gas Processing Plant, Otradniy, Samara Region, 446430, Russian***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.05.1999***	
	58.	***Open joint stock company "Srednevolzhsky Oil Processing Research Institute"***	***Novokuibyshevsk, Samara Region, 446200, Russian Federation***	***Main Post Office, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	59.	***Open joint stock company "Buryatnefteprodukt"***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	60.	***Limited liability company "YUKOS-Resource"***	***Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation***	***Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.11.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.11.2003***	**None**
	61.	***Closed joint stock company "Rus"***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.04.2000***	**None**

	62.	***"Alnas-Tsunar"***	***Street, Moscow, 117312, Russian Federation***	***Vavilova Street, Moscow, 117312, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***01.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***01.12.2000***	
	63.	***Limited liability company "Alnas Electron"***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.12.2000***	**None**
	64.	***Limited liability company*** *"Leisure and Sports Center"*	***Tomsk, Russian Federation***	***24 Ushaika River Embankment, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.***11.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.11.2000***	**None**
	65.	***Open joint stock company*** *"Boguchansk Gas and Oil Company"*	***72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia***	***72 Oktyabrskaya Street, Village of Boguchany, Krasnoyarsk Krai, 663430, Russia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***17.03.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***17.03.2004***	**None**

	66.	*"Neftegaztechnologiya"*	***Street, Novy Urengoi, Tyumen Region, 929300, Russian Federation***	***Street, Novy Urengoi, Tyumen Region, 929300, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 27.01.2004	
	67.	*Open joint stock company "Samaraneftegeofizika"*	***21 Sportivnaya Street, Samara, Russian Federation***	***21 Sportivnaya Street, Samara, 443030, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 29.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 23.03.2004	**None**
	68.	*Open joint stock company "Tomskneftegeofizika" of East Oil Company*	***83 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***83 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *14.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.01.2004*	**None**
	69.	*Open joint stock company "Urengoi-neftegazgeologiya"*	***12a 2nd Urban District, Settlement of Urengoy, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 629860, Russian Federation***	***12a 2nd Urban District, Settlement of Urengoy, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 629860, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 15.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 15.01.2004	**None**

	70.	*"YUKOS Aviation Marketing"*	***1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 20.01.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 20.01.2004	
	71.	*Limited liability company "YUKOS East Trade"*	***25a Shkolnaya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	***25a Shkolnaya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 9.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 9.02.2004	**None**
	72.	*Limited liability company "Yuganskneftegeofizika-GEOFIMP"*	*Bldg 9/3 Parkovaya Street, Pionerskaya Zona, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*Bldg 9/3 Parkovaya Street, Pionerskaya Zona, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 24.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 24.02.2004	**None**
	73.	*Closed joint stock company "YUT-OIL"*	***Zaraiskoye Shosse, 8 km, Lukhovitsy, Moscow Region 140500, Russian Federation***	***Zaraiskoye Shosse, 8 km, Lukhovitsy, Moscow Region 140500, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 13.02.2004 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 13.02.2004	**None**
	74.	***Open joint stock company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993***	**None**

					which the Joint Stock Company belongs Status acquisition date: ***10.12.1993***	
	75.	***Closed joint stock company "U-Tver"***	***29 Smolenskiy pereulok, Tver, 170000, Russian Federation***	***29 Smolenskiy pereulok, Tver, 170000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.***12.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.***12.2003***	**None**
	76.	***Limited liability company "Penza-Terminal"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	77.	***Limited liability company "Tomsk-Terminal"***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	78.	***Limited liability company "East Asia Transit"***	***MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	***MTS LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.07.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.07.2002***	**None**
	79.	***Limited liability company "Tambov-Terminal"***	***9A Pionerskaya Street, Tambov, 392012, Russian***	***9A Pionerskaya Street, Tambov, 392012, Russian***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

					Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	
	80.	***Limited liability company "Samara-Terminal"***	***1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation***	***1 Neftebaznaya Street, Syzran, Samara Region, 446014, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	81.	***Closed joint stock company "Voronezh-Terminal"***	***3 Ilyushina Street, Voronezh, 394002, Russian Federation***	***3 Ilyushina Street, Voronezh, 394002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	82.	***Open joint stock company "Aviation Industry Economy Research Institute"***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***Bldg. 2, 2 Perovsky pr., Moscow, 111024, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.11.2001***	**None**
	83.	***Open joint stock company "Tomsknefteprodukt" of the East Oil Company***	***Tomsk, Russian Federation***	***30 Pushkina Street, Tomsk, 634003, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.11.2001***	**None**

	84.	*company "Khakasnefteprodukt" of the East Oil Company*	*Khakasia, Russian Federation*	*Abakan, 662602, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *12.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	
	85.	***Open joint stock company "Khantymansiiskneftepro dukt"***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.06.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.06.1997*	**None**
	86.	***Closed joint stock company "Lipetsk-Terminal M"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	87.	***Limited liability company "Yu-Kuban"***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.01.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.01.1998***	**None**
	88.	***Closed joint stock company "Television Company "Special Purpose Television""***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***12 Akademika Korolyova Street, Moscow, 127000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.2000***	**None**

					which the Joint Stock Company belongs Status acquisition date: ***2.03.2000***	
	89.	***Open joint stock company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"***	***Angarsk, Irkutsk Region, 665819, Russian Federation***	***58 Tchaikovsky Street, Angarsk, Irkutsk Region, 665819, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.02.2002***	**None**
	90.	***Open joint stock company "Achinsk Oil Refinery of the East Oil Company"***	***Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation***	***Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**
	91.	***Closed joint stock company "Bryansk-Terminal M"***	***63 Rechnaya Street, Bryansk, 241021, Russian Federation***	***63 Rechnaya Street, Bryansk, 241021, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.11.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.11.2002***	**None**
	92.	***Open joint stock company "Samaranefteprodukt-avtomatika"***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	***72 Galaktionovskaya Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	93.	***Open joint stock company "Voronezhnefteproduktavtomatika"***	***4 Kirova Street, Voronezh, 394018, Russian Federation***	***4 Kirova Street, Voronezh, 394018, Russian***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

					Status acquisition date: *16.11.1995* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *16.11.1995*	
	94.	***Closed joint stock company "YUKOS-Geo"***	***13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation***	***13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.10.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.10.1994***	**None**
	95.	***Limited liability company "YUKOS-Import"***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.12.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.12.1998***	**None**
	96.	***Closed joint stock company "YUKOS-Mamontovo"***	***10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, 628381, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.02.1999***	**None**
	97.	***Open joint stock company "Yuganskneftegaz"*** **According to Russian press on 19 Dec, 2004, 76,79% stake was sold off**	***Nefteyugansk District, Tyumen Region, Russian Federation***	***26 Lenina Street, Nefteyugansk, 628309, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.10.1993*** Reason: ***The entity belongs to the group of entities, to***	**0,00003%**

		as of the time of making this list Yukos has not been served formal notice of the closed transaction or received any documents confirming transfer of ownership			Status acquisition date: ***5.10.1993***	
	98.	***Limited liability company "Accounting Center "***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.03.2003***	**None**
	99.	***Limited liability company "Property-Service-Strezhevoy"***	***11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation***	***11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.09.2003***	**None**
	100.	***Limited liability company "Property-Service-SSK"***	***OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.08.2003***	**None**
	101.	***Limited liability company "Property-Service-Nefteyugansk"***	***OOO Yugansknefteprombuservice Industrial***	***OOO Yugansknefteprombuservice***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

			Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation	*Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Status acquisition date: *27.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.08.2003*	
	102.	***Limited liability company "Property-Service-Samara"***	***Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation***	***Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.08.2003*	**None**
	103.	***Limited liability company "YUM-Trade"***	***3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia***	***3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *09.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *09.09.2003*	**None**
	104.	***Limited liability company "Nefteavtomatika"***	***Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.03.2003*	**None**
	105.	***Limited liability company "Control Service"***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003*	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.03.2003***	
	106.	***Limited liability company "ServiceEcology"***	***Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.02.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.02.2000***	**None**
	107.	***Limited liability company "Kinelsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***32a Komsomolskaya Street, Pokhvistnevo, Samara Region, 446470, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
	108.	***Limited liability company "Samara Engineering Center"***	***145-734 Kuibyshev Street, Samara, Russian Federation***	***145-734 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.03.2003***	**None**
	109.	***Limited liability company "Outsourcing"***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.05.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.2000***	**None**
	110.	***Open joint stock company***	***145 Kuibyshev Street,***	***145 Kuibyshev***	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

			Russian Federation	*443010, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *16.11.1995* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *16.11.1995*	
	111.	*Open joint stock company "Arctic Gas Company"*	*6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenetsky Autonomous National Area, 629300, Russian Federation*	*Bldg. 3, 25-27 Savvinskaya Embankment; Moscow, 119435, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *28.03.2002* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.03.2002*	**None**
	112.	*Limited liability company "Shatsky Val"*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *4.02.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *4.02.2003*	**None**
	113.	*Closed joint stock company "Neftepromstroiservice"*	*30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, Russian Federation*	*30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.02.2003* Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *25.02.2003*	**None**
	114.	*Limited liability company "Nefteyugansk Petroleum Research and Design Institute"*	*51 7th Urban District, Nefteyugansk, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *24.03.2003*	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.03.2003***	
	115.	***Closed joint stock company "YUKOS-Service"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.10.1993***	**None**
	116.	***Closed joint stock company "Singapaipromservice"***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.07.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.06.2000***	**None**
	117.	***Limited liability company "Accounting and Reporting"***	***23 1st Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***23 1st Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	**None**
	118.	***Limited liability company*** *«YUKOS Kart».*	***Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.***	***Bldg 3, 1 Deguninskaya Street, Moscow, Russian Federation.***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***02.06.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***02.06.2004***	**None**
	119.					

		"AgroNefteProdukt"	*Street, Rostov-on-Don, 344018, Russian Federation*	*Street, Rostov-on-Don, 344018, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	
	120.	*Closed joint stock company "CONTRACT OIL"*	*Bldg. 15, 11 Timura Frunze Street, Moscow,119021, Russian Federation*	*Bldg. 15, 11 Timura Frunze Street, Moscow,119021, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	121.	*Limited liability company "Mytishchy Fuel Company"*	*AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation*	*AZS No. 6, 100 Yaroslavskoye Shosse, Mytishchy, Moscow Region,, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	122.	*Closed joint stock company "NBA Service"*	*79 Volokolamskoye Shosse, Moscow,125424, Russian Federation*	*79 Volokolamskoye Shosse, Moscow,125424, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	123.					

		"Energoservice"	*Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation*	*Street, Krasnoarmeyskii District, Volgograd, 400080, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	
	124.	*Limited liability company "MAGIS"*	*177b Gushchina Street, Barnaul, 656019, Russian Federation*	*177b Gushchina Street, Barnaul, 656019, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	125.	*Open joint stock company "Financial and Production Company KEDR-M"*	*20 Papernika Street, Moscow, 109426, Russian Federation*	*Bldg. 2, 23 Matrosskaya Tishina Street, Moscow, 109456, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2004*	**None**
	126.	***Limited liability company "Neftekhimservice"***	***Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone-2, Nefteyugansk, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.03.2003***	**None**
	127.					

		"ASSET"	*Revolutsii Street, Irkutsk, 664007, Russian Federation*	*Revolutsii Street, Irkutsk, 664007, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.05.2004*	
	128.	*Limited liability company* ***"Rostov-Terminal"***	***135/136 Ul. Grecheskogo goroda Volos Street, Rostov-on-Don, 344010, Russian Federation deration***	***27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.05.2004*	**None**
	129.	*Limited liability company* ***"YUKOS-Ladoga "***	*AOOT Domozhirovsky Lespromkhoz's Territory,Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	*AOOT Domozhirovsky Lespromkhoz's Territory,Domozhirovo, Lodeinopolsky District, Leningrad Region, 187706, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.05.2004* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.03.2002***	**None**
	130.	***Closed joint-stock company "Prioksky - Terminal"***	***40, Mayakovskogo St., Oryol, 302001, Russian Federation***	***40, Mayakovskogo St., Oryol, 302001, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.11.2002* ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *9.06.2004*	**None**

	131.	*"European Siberian Financial and Industrial Group"*	*Street, Moscow, 101959, Russian Federation*	*Street, Moscow, 101959, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***19.04.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.04.1997***	
	132.	*Limited liability company "Samara Oil Production Research and Design Institute"*	*11 Novo-Sadovaya Street, Samara, 443002, Russian Federation*	*52 Michurina Street, Samara, 443096, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.04.2000***	**None**
	133.	*Closed joint stock company "Inzerneft"*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.07.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.07.1998***	**None**
	134.	*Open joint stock company "East Siberian Oil and Gas Company"*	*5 Zagorodnoye shosse, Moscow, 113152, Russian Federation*	*10 Gagarina Street, Baikit Settlement, 648361, Evenk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
	135.	*Open joint stock company Yukos R&D Center*	*55/1, blgg 2 Leninsky Prospect, Moscow, 119333, Russian Federation*	*55/1, blgg 2 Leninsky Prospect, Moscow, 119333, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.11.2003***	**None**

					which the Joint Stock Company belongs Status acquisition date: *02.07.2004*	
	136.	*Closed joint stock company "Manoil"*	*26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation*	*26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***6.06.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.06.1996***	**None**
	137.	*Open joint stock company "Tomskneft" of the East Oil Company*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.12.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***21.12.1999***	**None**
	138.	*Limited liability company "YUKSib"*	*7A Taube Street, Omsk 99, 644099, Russian Federation*	*7A Taube Street, Omsk 99, 644099, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.09.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.09.1995***	**None**
	139.	*Closed joint stock company "Urengoil Inc."*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.12.2002***	**None**
	140.	*Open joint stock company "Samaraneftekhimavtoma*	*52 Michurina Street, Samara, Russian*	*52 Michurina Street, Samara,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

				Federation	***capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	
	141.	***Limited liability company "MNU"***	***Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.03.2003***	**None**
	142.	***Limited liability company "Alnasmash"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***02.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***02.07.2003***	**None**
	143.	***Limited liability company "Aviaterminal"***	***Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	***Room 5, Section 1, Bldg. 5, 27-29 Dubininskaya Street, Moscow, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***05.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***05.09.2003***	**None**
	144.	***Limited liability company "Alnasmashservice"***	***Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***12.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

	145.	*Limited liability company "Hermes Moscow"*	***Room 808, 146 Leninsky Prospekt, Moscow, 119526, Russian Federation***	***6 1st Vysheslavtsev per., Moscow, 127018, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.08.2003***	**None**
	146.	*Limited liability company"EPU-Service"*	***92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**
	147.	*Limited liability company"Yugansk EPU - Service "*	***Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**
	148.	*Limited liability company"Mamontov EPU - Service"*	***Industrial Zone, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation***	***Industrial Zone, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.09.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**
	149.	*Limited liability company"Samara-Electro-Service"*	***2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation***	***2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation***	Reason: *The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *26.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.09.2003	**None**

		enterprise with foreign investments in the form of closed joint stock company "KAFA"	*Street, Feodosia, 98107, Ukraine*	*Street, Feodosia, 98107, Ukraine*	*which the Joint Stock Company belongs* Status acquisition date: 4.08.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 04.08.2003	
Information contained in the Affiliated Entities List after the change	**151.**	***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003* Reason changed that recognizes the ***"Siberian Oil Company" as affiliate of Yukos Oil*** Change date: *07.10.2004*	**None**
Information contained in the Affiliated Entities List prior to the change		***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 29.08.2003 Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 03.10.2003	**None**
	152.	***Open joint stock company "Research and Production Firm "Geofit""***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.09.2003***	**None**
	153.	***Limited liability company "ALANS RD"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.07.2003***	**None**

		"Tomskgaz"	*Podgornaya, Tomsk, Russian Federation*	*Podgornaya, Tomsk, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.09.2003***	
	155.	***Limited liability company "Ulyanovsk-Terminal"***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	156.	***Closed joint stock company "Belgorod-Terminal"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.11.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.11.2002***	**None**
	157.	*Limited liability company Priovate Security Enterprise "Granite"*	*10a Gagarina Street, Baikit, Evenk Autonomous Area, Krasnoyarsk Krai, 648360, Russian Federation*	*10a Gagarina Street, Baikit, Evenk Autonomous Area, Krasnoyarsk Krai, 648360, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 24.***05.2004*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 24.***05.2004***	**None**
	158.	*Limited liability company Priovate Security Enterprise "Corporate Security Service"*	*Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian*	*Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous Area, 628309, Russian*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.***05.2004***	**None**

					which the Joint Stock Company belongs Status acquisition date: *21.05.2004*	
	159.	***Closed joint stock company "Yu-SVL"***	***1 Furmanova Street, Central District, Krasnodar, Russian Federation***	***1 Furmanova Street, Central District, Krasnodar, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***6.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.12.2002***	**None**
	160.	***Limited liability company "Zapadno-Malobalykskoye"***	***Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Region), Russian Federation***	***26 11th Urban District, Nefteyugansk, (Tyumen Region), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.06.2002***	**None**
	161.	***Limited liability company "Siberian Internet Company "***	***Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation***	***Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.08.1999***	**None**
	162.	***Closed joint stock company "Fazan"***	***26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation***	***26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 18.07.1996	**None**
	163.	*Limited liability company* "YUKOS-COOP"	***49 7th Urban District, Nefteyugansk, Tyumen Region, Khanty-Mansiisk Autonomous Area, 628307, Russian Federation***	***49 7th Urban District, Nefteyugansk, Tyumen Region, Khanty-Mansiisk Autonomous Area, 628307, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.12.2003*	**None**

		"Novosibirsk Enterprize for Provision of Oil Products to East Oil Company"	*Novosibirsk, 630099, Russian Federation*	*Novosibirsk, 630099, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *14.08.2003*	
	165.	*Open joint stock company "Tomsk Research and Design Oil and Gas Institute"*	*72 Prospekt Mira, Tomsk, Russian Federation*	*72 Prospekt Mira, Tomsk, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *10.09.2003*	**None**
	166.	*Open joint stock company "Tomskneftegazgeologiya" of East Oil Company*	*Tomsk, Russian Federation*	*147 Pr. Lenina, Tomsk, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *15.08.2003*	**None**
	167.	*Open joint stock company "Bratsknefteprodukt"*	*P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation*	*P.O. Box 2754, Bratsk 34, Irkutsk Region 665734, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	**None**
	168.	*Kuban power industry and electrification open joint stock company "Kubanenergo"*	*2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation*	*2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.04.2002*	**None**
	169.	*Power industry and electrification open joint stock company "Tomskenergo"*	*36 Kirova pr., Tomsk, 634041, Russian Federation*	*36 Kirova pr., Tomsk, 634041, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *30.04.2002*	**None**
	170.	*Tambov power industry and electrification open joint stock company "Tambovenergo"*	*23 Morshanskoye shosse, Tambov, 392680, Russian Federation*	*23 Morshanskoye shosse, Tambov, 392680, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.09.2002*	**None**
	171.	*Open joint stock company "Belgorodenergo"*	*42 Kommunisticheskaya Street, Belgorod, Russian Federation*	*42 Kommunisticheskaya Street, Belgorod, 308870, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.12.2001*	**None**

		Limited	*Street, 6th floor, CY-1512 Nicosia, Cyprus*	*City Forum, 7th floor, 1065 Nicosia, Cyprus*	***which the Joint Stock Company belongs*** Status acquisition date: *12.05.2002*	**to OAO Yukos as of 31.12.2004**
	173.	***Joint stock company "Mazeikiu Nafta"***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.09.2002***	**None**
	174.	***Petroval S.A.***	*84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland*	*84 Avenue Louis Casai, PO Box 67, CH-1216 Cointrin-Geneva, Switzerland*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 9.***04.2004***	**None**
	175.	*Petroval Bunker Services B.V.*	*Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands*	*Beursplein 37, PO box 30111, 3001 Rotterdam, The Netherlands*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.***03.2004***	**None**
	176.	***Closed joint stock company "ROSSKAT"***	***1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation***	***1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.06.2002***	**None**
	177.	***Closed joint stock company "Biryusa-Angarsknefteprodukt"***	***1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation***	***1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	178.	***Closed joint stock company "Vasyugan"***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	179.	***Closed joint stock company "East-Angarsknefteprodukt"***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	180.	***Closed joint stock company "Vostsibneftegaz-Service"***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**

		company "Krasnoyarskgeofizika"	*Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	*Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	*which the Joint Stock Company belongs* Status acquisition date: *29.12.2000*	
	182.	*Closed joint stock company "Tomsk-Petroleum und Gas"*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.02.1996*	**None**
	183.	*Closed joint stock company "YUKOS Refining and Marketing"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.04.2000*	**None**
	184.	*Closed joint stock company "YUKOS Exploration and Production"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *28.04.2000*	**None**
	185.	*Closed joint stock company "YUKOS-Petroleum"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *3.12.2001*	**None**
	186.	*Closed joint stock company «Neftyanik-Service»*	*Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Industrial Zone, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *21.08.1999*	**None**
	187.	*Limited liability company "Novokuibyshevsk Catalyst Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *1.12.2000*	**None**
	188.	*Limited liability company "Rosflex"*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *7.10.1998*	**None**
	189.	*Limited liability company "Vehicle Refueling Complex - Angarsknefteprodukt"*	*6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	*Angara Store Offices, 6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint Stock Company belongs* Status acquisition date: *29.12.2001*	**None**

		"Alta-Trade"	*Saransk, Republic of Mordovia, 430002, Russian Federation*	*Saransk, Republic of Mordovia, 430002, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *23.08.2001*	
	191.	*Limited liability company "Recreation Base "Enkhaluk""*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.08.2002*	**None**
	192.	*Limited liability company "Buryat-Terminal"*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *15.09.2002*	**None**
	193.	*Limited liability company "Voronezh Trans-Service"*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.06.1999*	**None**
	194.	*Limited liability company "Hotel Complex "Cedar""*	*Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Hotel Cedar, Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *6.02.2001*	**None**
	195.	*Limited liability company "Irkutsk-Terminal"*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *2.10.2002*	**None**
	196.	*Limited liability company "KAG – ECO – OIL"*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *26.01.1999*	**None**
	197.	*Limited liability company "Kras Angarsknefteprodukt"*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	**None**
	198.	*Limited liability company "Nefteinvest"*	*52 Kaluzhskaya Street, Mosalsk, Kaluga Region,*	*42 Lenina Street, Mosalsk, Kaluga Region, 249930,*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.04.2001*	**None**

			Federation	*Federation*		
	199.	*Limited liability company "Office"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.08.2002*	**None**
	200.	*Limited liability company "Pechatnik"*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.10.1998*	**None**
	201.	*Limited liability company "Ratmir"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.08.2001*	**None**
	202.	*Limited liability company "Mechanical Repair Works"*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.12.2000*	**None**
	203.	*Limited liability company "Health and Recreational Complex "Zdorovye"*	*Novokuibyshevsk, Russian Federation*	*P.O. Box 87, Novokuibyshevsk, 446200, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.10.1998*	**None**
	204.	*Limited liability company "Achinsk Oil Refiners' Sports Complex"*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *30.08.2001*	**None**
	205.	*Limited liability company "Stavropol-Terminal"*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.09.2002*	**None**
	206.	*Limited liability company "Television and Radio*	*34 2nd Urban District, Nefteyugansk,*	*34 2nd Urban District,*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

			Autonomous National Area, 628300, Russian Federation	*Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*		
	207.	*Limited liability company «YUKOS Consulting».*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation.*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation.*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.02.2004*	**None**
	208.	***Limited liability company "Firm VAO R Prim"***	***12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation***	***Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.05.2002***	**None**
	209.	***Limited liability company "Private Security Agency "Kron""***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.10.1998***	**None**
	210.	***Limited liability company "South-Minioil"***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.12.2001***	**None**
	211.	***Limited liability company "South-Minioil-Labinsk"***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.12.2001***	**None**
	212.	***Limited liability company "South-Terminal"***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.12.2001***	**None**

	213.	***Limited liability company "YUKOS-Baltic"***	***20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation***	***20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.03.2002***	**None**
	214.	***Limited liability company "Vesta Hotel"***	***1-b Pobedy pr., Novokuibyshevsk, Samara Region, Russian Federation***	***1-b Pobedy pr., Novokuibyshevsk, Samara Region, 446206, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	**None**
	215.	***Limited liability company "Novokuibyshevsk Oil Lubricants and Additives Plant"***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.1998***	**None**
	216.	***Closed type joint stock company "Kalibra-T"***	***Bratsk, Irkutsk Region, 665708, Russian Federation***	***Bratsk, Irkutsk Region, 665708, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	217.	***Limited liability company "Service Center"***	***Novokuibyshevsk, Samara Region, Russian Federation***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	**None**
	218.	***Limited liability company "Industrial and Trading Firm "Aviator""***	***"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation***	***"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.08.1995***	**None**
	219.	***Limited liability company "Business Club "Rus""***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.10.2001***	**None**
	220.	***Limited liability company agricultural enterprise "Agro-Industrial Complex"***	***Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation***	***Achinsk 14, Krasnoyarsky Krai, 662164,***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**

				Federation		
	221.	*Open joint stock company "Angarsk Catalyst and Organic Synthesis Plant"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	222.	*Open joint stock company "Angarsk Mechanical Repair Works"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	223.	*Open joint stock company "Angarskneftekhimremstroi"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	224.	*Open joint stock company "Angarsk Power System Management"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	225.	*Open joint stock company "Yeniseineftegaz"*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
	226.	*Open joint stock company "AZS-Service"*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.10.1996***	**None**
	227.	*Closed joint stock company "Rosneftetrans"*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.08.1997***	**None**
	228.	*Closed joint stock company ""YUKOS-Avia" Air Company"*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.08.1996***	**None**
	229.	*Closed joint stock company "Fuel and Energy Complex Informational Cooperation Center"*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.03.1994***	**None**

		company "Business and Security Magazine"	*Street, Moscow, 123481, Russian Federation*	*Street, Moscow, 123481, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.03.1996*	
	231.	***Open joint stock company "Neftemarket"***	***Chita-40, 672040, Russian Federation***	***Chita-40, 672040, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2001*	**None**
	232.	***Closed joint stock company "Fuel and Refueling Complex"***	***International Airport Sheremetyevo, Moscow, 103340, Russian Federation***	***International Airport Sheremetyevo, Moscow, 103340, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.07.1994*	**None**
	233.	***Closed joint stock company "EKZA"***	***5A Artsybushevskaya Street, Samara, 443041, Russian Federation***	***5A Artsybushevskaya Street, Samara, 443041, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.12.1997*	**None**
	234.	***Closed joint stock company "Lyubel-Oil"***	***Novopolotsk, 211440, Belorussia***	***Novopolotsk, 211440, Belorussia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.07.1996*	**None**
	235.	***Limited liability company"Caspian Oil Company"***	***73 Shaumyana Street, Astrakhan, Russian Federation***	***73 Shaumyana Street, Astrakhan, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 21.12.1999	**None**
	236.	***Limited liability company "Yu-Mordovia"***	***35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	***35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 23.08.2001	**None**

LIST OF AFFILIATED ENTITIES

Open joint-stock company "Yukos Oil Company"
(issuer's code: 00198-A)

as of 31.12.2003

V.E Tishchenkov
Project Manager
Corporate Finance Directorate
OOO Yukos Moscow, the Yukos management company

Changes to the Affiliated Entities List	No.	Full company name for legal entity (or name for non-commercial organization) or full name (surname, name, middle name) for individual	Legal entity's location or individual's place of residence	Legal entity's mailing address	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws Date of acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws	Percentage of each class of shares in the Joint-Stock Company owned by affiliated entity, %
	1.	*Gupta Raj Kumar*	*Oklahoma, USA*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	2.	*Pokholkov Yuriy Petrovich*	*Tomsk, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	0,00001%
	3.	*Kosciusko-Morizet Jacques*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	4.	*Soublin Michel*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
Information contained in the Affiliated Entities List after the change	5.	*Kukes Semyon Grigorievich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003*** Reason: ***The person belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 3.***11.2003***	None
		The reasons, due to which Semyon Grigorievich Kukes is recognized as an OAO Yukos' affiliated person, have changed. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
Information contained in the Affiliated Entities List prior to the change		*Kukes Semyon Grigorievich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	None
	6.	*Carey Sarah Collins*	*Washington, USA*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	7.	*Loze Bernard*	*Paris, France*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None

	8.	***Kontorovich Alexei Emilievich***	***Novosibirsk, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**None**
	9.	***Golubev Yuriy Alexandrovich***	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	**0,01279%**
	10.	***Buclez François***	***London, UK***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	**None**
Information contained in the Affiliated Entities List after the change	11.	Khodorkovsky Mikhail Borisovich is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on him. The data on Khodorkovsky Mikhail Borisovich were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 3.11.2003				
Information contained in the Affiliated Entities List prior to the change		***Khodorkovsky Mikhail Borisovich***	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***04.06.1997***	**None**
	12.	***Limited Liability Company "Yukos Moscow***	***Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation***	***26 Ulansky pereulok, 107045, Moscow, Russian Federation***	Reason: ***The entity exercises the powers of the Joint Stock Company's sole executive body*** Status acquisition date: ***3.05.2000*** Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.05.2000***	**None**
Information contained in the Affiliated Entities List after the change	13.	Shakhnovsky Vassily Savelievich is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on him. The data on Shakhnovsky Vassily Savelievich were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Shakhnovsky Vassiliy Savelievich***	***Moscow, Russian Federation***		Reason: ***The person belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.04.1998***	**0.0005%**

	14.	*Limited liability company "FTT Service"*	*72 Prospekt Mira, Moscow, 129110, Russian Federation,*	*72 Prospekt Mira, Moscow, 129110, Russian Federation,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *07.05.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *07.05.2003*	**None**
	15.	*Closed joint stock company "Energy Service Company"*	*28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation*	*28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *11.06.2003*	**None**
	16.	*Open joint stock company "Syzran Oil Refinery "*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	*1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	17.	*Closed joint stock company "YUKOS-Inform"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.07.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.07.1994***	**None**
	18.	*YUKOS UK Ltd.*	*Bellhouse,175, Regent Street, London, WIR 7FB*	*Bellhouse,175, Regent Street, London, WIR 7FB*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

					capital Status acquisition date: ***30.01.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.01.1996***	
	19.	*Open joint stock company "Angarsknefteprodukt"*	***6 K. Marx Street, Angarsk, Irkutsk Region, Russian Federation***	***6 K. Marx Street, Angarsk, Irkutsk Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	20.	***YUKOS Finance B.V.***	***"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands***	***"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.09.1998***	**None**
	21.	***Limited liability company " YUKOS – M Trading House"***	***Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.09.1998***	**None**
	22.	***Limited liability company "YUKOS - Petroleum"***	***64 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation***	***23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.05.1998***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.05.1998***	
	23.	***Closed joint stock company "YUKOS-TransService"***	***OAO NK NPZ Plant Management District, Novokuibyshevsk, Samara Region, 446207, Russian Federation***	***OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.09.1998***	**None**
	24.	***Limited liability company "Strezhevskoy Oil Refinery"***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.11.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.11.1999***	**None**
	25.	***Closed joint stock company "Kuibyshev-Terminal"***	***Groznenskaya Street, Samara, 443000, Russian Federation***	***Groznenskaya Street, Samara, 443000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	26.	***Closed joint stock company "Syzran-Terminal"***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	***1 Astrakhanskaya Street, Syzran, Samara Region, 446009, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**

	27.	*Limited liability company "Khakas-Terminal"*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	28.	*Closed joint stock company "Novokuibyshevsk-Terminal"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	29.	*Open joint stock company "Angarsk Petrochemical Company "*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, . Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *2.07.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	**None**
	30.	*Closed joint stock company "Samara- IT"*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *2.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *2.03.2000*	**None**
	31.	*Closed joint stock company "YUKOS-M"*	*33-3 Kommunisticheskaya Street, Saransk,*	*33-3 Kommunisticheskaya Street,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**0,00082%**

			Republic of Mordovia, 430002, Russian Federation	*Saransk, Republic of Mordovia, 430002, Russian Federation*	*capital* Status acquisition date: *22.12.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *22.12.2000*	
	32.	***Closed joint stock company "Ordalia 2000"***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	***2/6 Kostyakova Street, Moscow, 125422, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	**None**
	33.	***Closed joint stock company "Tambovnefteprodukt"***	***9A Pionerskaya Street, Tambov, Russian Federation***	***9A Pionerskaya Street, Tambov, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.03.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.03.1994*	**None**
	34.	***Closed joint stock company "Irkutsknefteprodukt"***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.12.2001*	**None**
	35.	***Limited liability company "YUKOS Export Trade"***	***Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation***	***Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *3.07.2000*	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.07.2000***	
	36.	***Limited liability company "YUKOS – Financial and Accounting Center"***	***17a Dubininskaya Street, Moscow, 113152, Russian Federation***	***26 Ulansky pereulok, Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.10.2000***	**None**
	37.	***Open joint stock company "Stavropolnefteprodukt"***	***185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation***	***185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.11.2000***	**None**
	38.	***Open joint stock company "Kuibyshev Oil Refinery"***	***Groznenskaya Street, Samara, 443004, Russian Federation***	***Groznenskaya Street, Samara, 443004, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	39.	***Limited liability company "Top Master Realty"***	***59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation***	***59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.05.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.05.2001***	**None**

	40.	*Open joint stock company "Novokuibyshevsk Oil Refinery"*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	*Novokuibyshevsk, 446200, Samara Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.05.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.05.1994***	**None**
	41.	*Limited liability company "SIBINTEK-Leasing"*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	*3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.05.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.05.2002***	**None**
	42.	*Closed joint stock company "Ulyanovsknefteprodukt"*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.04.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.04.1994***	**None**
	43.	*Limited liability company "YUKOS CIS INVESTMENT"*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	*10/1 Babayana Street, Erevan, 375037, Republic of Armenia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***8.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***8.02.2002***	**None**
	44.	*Limited liability company "Dubininskoye"*	*17a Dubininskaya Street, Moscow,*	*17a Dubininskaya Street, Moscow,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			113154, Russian Federation	*113154, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.10.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.10.1999***	
	45.	***Closed joint stock company "Bryansknefteprodukt"***	***48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation***	***48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.10.1993***	**None**
	46.	***Limited liability company "Service Center"***	***1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	***1 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.12.2002***	**None**
	47.	***Closed joint stock company "Lipetsknefteprodukt"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.09.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.09.1993***	**None**
	48.	***Closed joint stock company "Penzanefteprodukt"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1994***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.03.1994***	
	49.	***Open joint stock company "Angarsk Polymer Plant"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***20.02.2003***	**None**
	50.	***Closed joint stock company "Achinsk-Terminal"***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	***Achinsk, Krasnoyarsky Krai, 662114, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	51.	***Open joint stock company "Belgorodnefteprodukt"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	52.	***Closed joint stock company "Investment Company "YUKOS-Invest"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.04.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

					Status acquisition date: *27.04.1995*	
	53.	*Open joint stock company "Voronezhnefteprodukt"*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.11.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *1.11.1993*	**None**
	54.	*Closed joint stock company "Oryolnefteprodukt"*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.02.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.02.1994*	**None**
	55.	*Open joint stock company "Samaranefteprodukt"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *28.05.1994* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.05.1994*	**None**
	56.	*Closed joint stock company "Neftegorsk Gas Processing Plant"*	*Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation*	*Gas Processing Plant, Neftegorsk, Samara Region, 446250, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.05.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *18.05.1999*	**None**
	57.	*Closed joint stock company "Otradniy Gas*	*Gas Processing Plant, Otradniy,*	*Gas Processing Plant, Otradniy,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		Processing Plant "	***Samara Region, 446430, Russian Federation***	***Samara Region, 446430, Russian Federation***	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.05.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.05.1999***	
	58.	***Open joint stock company "Srednevolzhsky Oil Processing Research Institute"***	***Novokuibyshevsk, Samara Region, 446200, Russian Federation***	***Main Post Office, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	59.	***Open joint stock company "Buryatnefteprodukt"***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
Information contained in the Affiliated Entities List after the change	60.	***Limited liability company "YUKOS-Resource"***	***Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation***	***Room 704, 24 Ulansky per., Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.11.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.11.2003***	**None**
		The Charter of OOO "Yugansk-Property Complex-Service" was amended to reflect the changes in the company's name and address. The appropriate change was made to the Affiliated Entities List on 14.11.2003				

Information contained in the Affiliated Entities List prior to the change		*Limited liability company "Yugansk-Property Complex-Service"*	*Industrial Zone, 2 Stroitelei Street, Nefteyugansk, Tyumen Region, Russian Federation*	*Industrial Zone, 2 Stroitelei Street, Nefteyugansk, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.11.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***14.11.2003***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "Yugansk-Property Complex-Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Yugansk-Property Complex-Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 4.11.2003				
	61.	*Closed joint stock company "Rus"*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.04.2000***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "Alnas-Tsunar" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Alnas-Tsunar" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.12.2003				
Information contained in the Affiliated Entities List after change	**62.**	*Limited liability company "Alnas-Tsunar"*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***01.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***01.12.2000***	**None**
Information contained in the Affiliated Entities List prior to the change	**63.**	OOO "Alnas Electron" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Alnas Electron" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.12.2003				

Information contained in the Affiliated Entities List after the change		***Limited liability company "Alnas Electron"***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	***10 Pyatkinsky proezd, Obninsk, Kaluga Region, 249033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.12.2000***	**None**
Information contained in the Affiliated Entities List prior to the change	64.	OOO "Leisure and Sports Center" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Leisure and Sports Center" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.11.2003				
Information contained in the Affiliated Entities List after to the change		***Limited liability company*** "Leisure and Sports Center"	***Tomsk, Russian Federation***	***24 Ushaika River Embankment, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 26.***11.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: 26.***11.2000***	**None**
	65.	***Open joint stock company "Bratsknefteprodukt"***	***P.O. Box 2754, Bratsk-34, Irkutsk Region, 665734, Russian Federation***	***P.O. Box 2754, Bratsk-34, Irkutsk Region, 665734, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	66.	***Open joint stock company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	***11 Novo-Sadovaya Street, Samara, Samara Region, 443002, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

					Status acquisition date: *10.12.1993*	
	67.	*Limited liability company "Penza-Terminal"*	*104 Neitralnaya Street, Penza, 440013, Russian Federation*	*104 Neitralnaya Street, Penza, 440013, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	68.	*Limited liability company "Tomsk-Terminal"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	69.	*Limited liability company "East Asia Transit"*	*MTC LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia*	*MTC LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.07.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.07.2002***	**None**
	70.	*Limited liability company "Tambov-Terminal"*	*9A Pionerskaya Street, Tambov, 392012, Russian Federation*	*9A Pionerskaya Street, Tambov, 392012, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	71.	*Limited liability company "Samara-Terminal"*	*1 Neftebaznaya Street, Syzran,*	*1 Neftebaznaya Street, Syzran,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Samara Region, 446014, Russian Federation	*Samara Region, 446014, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	
	72.	*Closed joint stock company "Voronezh-Terminal"*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	73.	*Open joint stock company "Aviation Industry Economy Research Institute"*	*24 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg. 2, 2 Perovsky pr., Moscow, 111024, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.11.2001***	**None**
	74.	*Open joint stock company "Tomsknefteprodukt" of the East Oil Company*	*Tomsk, Russian Federation*	*30 Pushkina Street, Tomsk, 634003, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***9.11.2001***	**None**
	75.	*Closed joint stock company "Khakasnefteprodukt" of the East Oil Company*	*Abakan, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***12.11.2001***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	
	76.	***Open joint stock company "Khantymansiiskneftepro dukt"***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	***Engels Street, Khanty-Mansiisk, Tyumen Region, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.06.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.06.1997***	**None**
	77.	***Closed joint stock company "Lipetsk-Terminal M"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	78.	***Limited liability company "Yu-Kuban"***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.01.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.01.1998***	**None**
	79.	***Closed joint stock company "Television Company "Special Purpose Television""***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***12 Akademika Korolyova Street, Moscow, 127000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

					Status acquisition date: *2.03.2000*	
	80.	*Open joint stock company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"*	*Angarsk, Irkutsk Region, 665819, Russian Federation*	*58 Tchaikovsky Street, Angarsk, Irkutsk Region, 665819, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.02.2002***	**None**
	81.	*Open joint stock company "Achinsk Oil Refinery of the East Oil Company"*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**
	82.	*Closed joint stock company "Bryansk-Terminal M"*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.11.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.11.2002***	**None**
	83.	*Open joint stock company "Samaranefteprodukt-avtomatika"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	84.	*Open joint stock company "Voronezhnefteproduktavt*	*4 Kirova Street, Voronezh, 394018,*	*4 Kirova Street, Voronezh, 394018,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		omatika"	*Russian Federation*	*Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	
	85.	*Closed joint stock company "YUKOS-Geo"*	*13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation*	*13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.10.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.10.1994***	**None**
	86.	*Limited liability company "YUKOS-Import"*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.12.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.12.1998***	**None**
Information contained in the Affiliated Entities List after change		ZAO "YUKOS-Maiskoye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Maiskoye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				
Information contained in the Affiliated Entities List prior to the change	**87.**	*Closed joint stock company "YUKOS-Maiskoye"*	*Mamontovo, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Mamontovo, Pyt-Yakh, 628384, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.02.1999***	**None**
	88.	*Closed joint stock*	*10a N. Smardakova*	*10a N.*	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		company "YUKOS-Mamontovo"	*Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Smardakova Street, 2nd Urban District, Pyt-Yakh, 628381, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *15.02.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *15.02.1999*	
Information contained in the Affiliated Entities List after change	**89.**	ZAO "YUKOS-Pravdinsk" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Pravdinsk" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				
Information contained in the Affiliated Entities List prior to the change		*Closed joint stock company "YUKOS-Pravdinsk"*	*Urban Settlement Poikovsky, Nefteyugansk District, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Urban Settlement Poikovsky, Nefteyugansk District, 628311, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *15.02.1999* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *15.02.1999*	**None**
	90.	*Open joint stock company "Yuganskneftegaz"*	*Nefteyugansk District, Tyumen Region, Russian Federation*	*26 Lenina Street, Nefteyugansk, 628309, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.10.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *5.10.1993*	**0,00003%**

	91.	*Limited liability company "Accounting Center "*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.03.2003***	**None**
	92.	*Limited liability company "Property-Service-Strezhevoy"*	*11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation*	*11 Yermakova Street, Strezhevoy, Tomsk Region, 636780, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***03.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***03.09.2003***	**None**
	93.	*Limited liability company "Property-Service-SSK"*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.08.2003***	**None**
	94.	*Limited liability company "Property-Service-Nefteyugansk"*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304, Khanty-Mansiisk*	*OOO Yugansknefteprombuservice Industrial Base, Settlement of Singapai, Nefteyugansk District, 628304,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs***	**None**

			Autonomous National Area, Russian Federation	*Khanty-Mansiisk Autonomous National Area, Russian Federation*	Status acquisition date: *27.08.2003*	
	95.	*Limited liability company "Property-Service-Samara"*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	*Flat 618, 145 Kuibysheva Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.08.2003*	**None**
	96.	*Limited liability company "YUM-Trade"*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	*3-1 Solongo Bil Building, OSG-8, Sukhe-Bator District, Ulan-Bator, Mongolia*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *09.09.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *09.09.2003*	**None**
	97.	*Limited liability company "Nefteavtomatika"*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *27.03.2003*	**None**
	98.	*Limited liability company "Control Service"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.03.2003* Reason: ***The entity belongs to the group of entities, to***	**None**

					which the Joint Stock Company belongs Status acquisition date: *27.03.2003*	
	99.	***Limited liability company "ServiceEcology"***	***Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.02.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.02.2000***	**None**
	100.	***Limited liability company "Kinelsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***32a Komsomolskaya Street, Pokhvistnevo, Samara Region, 446470, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
Information contained in the Affiliated Entities List after change		OOO "Zhigulyovsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Zhigulyovsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				
Information contained in the Affiliated Entities List prior to the change	**101.**	***Limited liability company "Zhigulyovsky Storage Facility"***	***145 Kuibyshev Street, Samara, Russian Federation***	***6 Pobedy Street, Zhigulyovsk, Samara Region, 446350, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
Information contained in the Affiliated Entities List after change	**102.**	OOO "Pervomaisky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Pervomaisky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				

Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Pervomaisky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***34 Pervomaiskaya Street, Otradniy, Samara Region, 446430, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
Information contained in the Affiliated Entities List after change	103.	OOO "Sergievsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO " Sergievsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Sergievsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***9 Pobedy Street, Sukhodol Settlement, Sergievskiy District, Samara Region, 446552, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
Information contained in the Affiliated Entities List after change	104.	OOO "Bogatovsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Bogatovsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Bogatovsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
Information contained in the Affiliated Entities List after change	105.	OOO "Grekovsky Storage Facility" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO "Grekovsky Storage Facility" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 01.10.2003				

Information contained in the Affiliated Entities List prior to the change		***Limited liability company "Grekovsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***4 Lenina Street, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.04.2000***	**None**
	106.	***Limited liability company "Samara Engineering Center"***	***145-734 Kuibyshev Street, Samara, Russian Federation***	***145-734 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.03.2003***	**None**
	107.	***Limited liability company "Outsourcing"***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.05.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.2000***	**None**
Information contained in the Affiliated Entities List after change	**108.**	ZAO "YUKOS-Priobye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Priobye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				

Information contained in the Affiliated Entities List prior to the change		*Closed joint stock company "YUKOS-Priobye"*	*Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.10.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.10.1998***	**None**
	109.	*Open joint stock company "Samaraneftegaz"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	110.	*Open joint stock company "Arctic Gas Company"*	*6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenetsky Autonomous National Area, 629300, Russian Federation*	*Bldg. 3, 25-27 Savvinskaya Embankment, Moscow, 119435, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.03.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.03.2002***	**None**
	111.	*Limited liability company "Shatsky Val"*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	*Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.02.2003***	**None**
	112.	*Closed joint stock company*	*30 50 Let Oktyabrya Street, Tura*	*30 50 Let Oktyabrya Street,*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		"Neftepromstroiservice"	*Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, Russian Federation*	*Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.02.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.02.2003*	
	113.	***Limited liability company "Nefteyugansk Petroleum Research and Design Institute"***	***51 7th Urban District, Nefteyugansk, Tyumen Region, Russian Federation***	***Industrial Zone, Nefteyugansk, Tyumen Region, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *24.03.2003*	**None**
	114.	***Closed joint stock company "YUKOS-Service"***	***8 Krymsky val, Moscow, 117049, Russian Federation***	***8 Krymsky val, Moscow, 117049, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.10.1993* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.10.1993*	**None**
	115.	***Closed joint stock company "Singapaipromservice"***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	***1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.07.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *7.06.2000*	**None**
	116.	***Limited liability company "Accounting and Reporting"***	***23 1st Urban District, Nefteyugansk, Khanty-Mansiisk***	***23 1st Urban District, Nefteyugansk,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

			Autonomous National Area, Russian Federation	*628309, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*capital* Status acquisition date: *25.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.03.2003*	
	117.	***Limited liability company "Neftekhimservice"***	***Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation***	***Industrial Zone-2, Nefteyugansk, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.03.2003*	**None**
	118.	***Open joint stock company "European Siberian Financial and Industrial Group"***	***35 Myasnitskaya Street, Moscow, 101959, Russian Federation***	***35 Myasnitskaya Street, Moscow, 101959, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *19.04.1997* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.04.1997*	**None**
	119.	***Limited liability company "Samara Oil Production Research and Design Institute"***	***11 Novo-Sadovaya Street, Samara, 443002, Russian Federation***	***52 Michurina Street, Samara, 443096, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *4.04.2000*	**None**
	120.	***Closed joint stock company "Inzerneft"***	***99 Moskovskaya Street, Saratov, 410071, Russian Federation***	***99 Moskovskaya Street, Saratov, 410071, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.07.1998*	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.07.1998***	
	121.	***Open joint stock company "East Siberian Oil and Gas Company"***	***5 Zagorodnoye shosse, Moscow, 113152, Russian Federation***	***10 Gagarina Street, Baikit Settlement, 648361, Evenk Autonomous National Area, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
	122.	***Closed joint stock company "Manoil"***	***26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation***	***26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Region, 628300, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***6.06.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.06.1996***	**None**
	123.	***Open joint stock company "Tomskneft" of the East Oil Company***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.12.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***21.12.1999***	**None**
	124.	***Limited liability company "YUKSib"***	***7A Taube Street, Omsk 99, 644099, Russian Federation***	***7A Taube Street, Omsk 99, 644099, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.09.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.09.1995***	**None**

	125.	*Closed joint stock company "Urengoil Inc."*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.12.2002***	**None**
	126.	*Open joint stock company "Samaraneftekhimavtomatika"*	*52 Michurina Street, Samara, Russian Federation*	*52 Michurina Street, Samara, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	127.	*Limited liability company "MNU"*	*Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*Transportnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.03.2003***	**None**
	128.	*Limited liability company "Alnasmash"*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	*Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***02.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***02.07.2003***	**None**
	129.	*Limited liability company "Aviaterminal"*	*Room 5, Section 1, Bldg. 5, 27-29*	*Room 5, Section 1, Bldg. 5, 27-29*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Dubininskaya Street, Moscow, Russian Federation	*Dubininskaya Street, Moscow, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***05.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***05.09.2003***	
	130.	***Limited liability company "Alnasmashservice"***	***Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 5, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***12.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.08.2003***	**None**
	131.	***Limited liability company "Hermes Moscow"***	***Room 808, 146 Leninsky Prospekt, Moscow, 119526, Russian Federation***	***6 1st Vysheslavtsev per., Moscow, 127018, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.08.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.08.2003***	**None**
	132.	***Limited liability company "ALANS RD"***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	***Bldg. 1, 23 Vavilova Street, Moscow, 117312, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.07.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.07.2003***	**None**
	133.	***Open joint stock company "Tomskgaz"***	***73 Bolshaya Podgornaya, Tomsk, Russian Federation***	***73 Bolshaya Podgornaya, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.09.2003***	**None**

					Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.09.2003***	
	134.	*Closed joint stock company "Yu-SVL"*	***1 Furmanova Street, Central District, Krasnodar, Russian Federation***	***1 Furmanova Street, Central District, Krasnodar, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***6.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.12.2002***	**None**
	135.	*Limited liability company "Zapadno-Malobalykskoye"*	***Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Region), Russian Federation***	***26 11th Urban District, Nefteyugansk, (Tyumen Region), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.06.2002***	**None**
	136.	*Limited liability company "Siberian Internet Company "*	***Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation***	***Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.08.1999***	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "YUKOS Research and Development Center" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "YUKOS Research and Development Center" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.11.2003				
Information contained in the Affiliated Entities List after change	137.	*Limited liability company "YUKOS Research and Development Center"*	***Bldg 2, 55/1 Leninsky Prospekt, Moscow, 119333, Russian Federation***	***Bldg 2, 55/1 Leninsky Prospekt, Moscow, 119333, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.11.2003***	**None**
	138.	*Closed joint stock company "Fazan"*	***26/1 Sofiiskaya Embankment, Moscow, 113816,***	***26/1 Sofiiskaya Embankment, Moscow, 113816,***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve)***	**None**

			Russian Federation	*Russian Federation*	*capital* Status acquisition date: 18.07.1996	
Information contained in the Affiliated Entities List after the change		ZAO "YUKOS-Maiskoye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "YUKOS-Maiskoye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.11.2003				
Information contained in the Affiliated Entities List prior to the change	**139.**	***Limited liability company "YUKSAR"***	***10 Muzrukova pr., Sarov, Nizhniy Novgorod Region, 607190, Russian Federation***	***10 Muzrukova pr., Sarov, Nizhniy Novgorod Region, 607190, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***13.10.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***13.10.1997***	**None**
	140.	***Closed joint stock company "Prioksky-Terminal"***	***66 Komsomolskaya Street, Oryol, 302026, Russian Federation***	***66 Komsomolskaya Street, Oryol, 302026, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***4.11.2002***	**None**
	141.	***Open joint stock company "Novosibirsk Enterprize for Provision of Oil Products to East Oil Company"***	***80 Gorkogo Street, Novosibirsk, 630099, Russian Federation***	***80 Gorkogo Street, Novosibirsk, 630099, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.08.2003***	**None**
	142.	***Open joint stock company "Tomsk Research and Design Oil and Gas Institute"***	***72 Prospekt Mira, Tomsk, Russian Federation***	***72 Prospekt Mira, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.09.2003***	**None**
	143.	***Open joint stock company "Tomskneftegeofizika" of East Oil Company***	***83 Stroitelei Street, Strezhevoy, Tomsk Region, Russian Federation***	***83 Stroitelei Street, Strezhevoy, Tomsk Region, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***14.08.2003***	**None**
	144.	***Open joint stock company "Tomskneftegazgeologiya" of East Oil Company***	***Tomsk, Russian Federation***	***147 Pr. Lenina, Tomsk, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.08.2003***	**None**

Information contained in the Affiliated Entities List after change	145.	***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003* Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *03.10.2003*	**None**
		The reasons, due to which OAO "Siberian Oil Company" is recognized as an OAO Yukos' affiliated person, have changed. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List prior to the change		***Open joint stock company "Siberian Oil Company"***	***85 Oktyabrskaya Street, Workers' Settlement Lyubinsky, Lyubinsky District, Omsk Region, 646160, Russian Federation***	***4 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.08.2003*	**None**
	146.	***Open joint stock company "Research and Production Firm "Geofit""***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	***6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.09.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.09.2003***	**None**
	147.	***Kuban power industry and electrification open joint stock company "Kubanenergo"***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.04.2002***	**None**
	148.	***Power industry and electrification open joint stock company "Tomskenergo"***	***36 Kirova pr., Tomsk, 634041, Russian Federation***	***36 Kirova pr., Tomsk, 634041, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***30.04.2002***	**None**
	149.	***Tambov power industry***	***23 Morshanskoye***	***23 Morshanskoye***	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		and electrification open joint stock company "Tambovenergo"	*shosse, Tambov, 392680, Russian Federation*	*shosse, Tambov, 392680, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *18.09.2002*	
	150.	***Open joint stock company "Belgorodenergo"***	***42 Kommunisticheskaya Street, Belgorod, Russian Federation***	***42 Kommunisticheskaya Street, Belgorod, 308870, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.12.2001*	**None**
	151.	***Hulley Enterprises Limited***	***Corner Themistokli Dervi street, 6th floor, Nicosia, Cyprus***	***88 Village of Zhukovka, Odintsovo District, Moscow Region, 143082, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.05.2002*	**No data available to OAO Yukos as of 31.12.2003**
	152.	***VNC Erdol Handels GmbH***	***Austria, 1010, Wein, Freyung 3***	***Austria, 1010, Wein, Freyung 3***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *3.02.1997*	**None**
	153.	***Joint stock company "Mazeikiu Nafta"***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	***Mazeikiu District, 5500,Yuodeikjai, Lithuania***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *19.09.2002*	**None**
	154.	***Closed joint stock company "ROSSKAT"***	***1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation***	***1 Zelyonaya Street, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *25.06.2002*	**None**
	155.	***Closed joint stock company "Biryusa-Angarsknefteprodukt"***	***1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation***	***1 Sibirskaya Street, Taishet, Irkutsk Region, 665013, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2001*	**None**
	156.	***Closed joint stock company "Vasyugan"***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.06.1999*	**None**

Information contained in the Affiliated Entities List after change		ZAO "Vakh " is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO " Vakh" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.11.2003				
Information contained in the Affiliated Entities List prior to the change	**157.**	***Closed joint stock company "Vakh"***	***4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	158.	***Closed joint stock company "East-Angarsknefteprodukt"***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	***18 Senyavina Street, Nakhodka, 692900, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	159.	***Closed joint stock company "Vostsibneftegaz-Service"***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	***6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
Information contained in the Affiliated Entities List after change		ZAO "Igol" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "Igol" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.11.2003				
Information contained in the Affiliated Entities List prior to the change	**160.**	***Closed joint stock company "Igol"***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	161.	***Closed joint stock company "Krasnoyarskgeofizika"***	***24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation***	***24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
Information contained in the Affiliated Entities List after change	**162.**	ZAO "Luginetskoye" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "Luginetskoye" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.11.2003				
Information contained in the Affiliated Entities List prior to the change		***Closed joint stock company "Luginetskoye"***	***Town of Kedroviy, Russian Federation***	***Town of Kedroviy, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**

Information contained in the Affiliated Entities List after change		ZAO "Strezhevoy" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on ZAO "Strezhevoy" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 25.11.2003				
Information contained in the Affiliated Entities List prior to the change	163.	***Closed joint stock company "Strezhevoy"***	***4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***4 Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	164.	***Closed joint stock company "Tomsk-Petroleum und Gas"***	***27 Sakko Street, Tomsk, 634009, Russian Federation***	***27 Sakko Street, Tomsk, 634009, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.02.1996***	**None**
	165.	***Closed joint stock company "YUKOS Refining and Marketing"***	***17a Dubininskaya Street, Moscow, 115054, Russian Federation***	***31a Dubininskaya Street, Moscow, 115054, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.04.2000***	**None**
	166.	***Closed joint stock company "YUKOS Exploration and Production"***	***17a Dubininskaya Street, Moscow, 115054, Russian Federation***	***31a Dubininskaya Street, Moscow, 115054, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.04.2000***	**None**
	167.	***Closed joint stock company "YUKOS-Petroleum"***	***17a Dubininskaya Street, Moscow, 115054, Russian Federation***	***17a Dubininskaya Street, Moscow, 115054, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***3.12.2001***	**None**
	168.	***Closed joint stock company «Neftyanik-Service»***	***Strezhevoy, Tomsk Region, 636762, Russian Federation***	***Industrial Zone, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***21.08.1999***	**None**
	169.	***Limited liability company "Novokuibyshevsk Catalyst Plant"***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.12.2000***	**None**
	170.	***Limited liability company "Rosflex"***	***p. 113th km, P.O. 33, Samara, 443033, Russian Federation***	***p. 113th km, P.O. 33, Samara, 443033, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.10.1998***	**None**
	171.	***Limited liability company***	***6 95th Block,***	***Angara Store***	Reason: ***The entity belongs to the group of entities, to***	**None**

		"Vehicle Refueling Complex - Angarsknefteprodukt"	*Angarsk, Irkutsk Region, 665808, Russian Federation*	*Offices, 6 95th Block, Angarsk, Irkutsk Region, 665808, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	
	172.	***Limited liability company "Alta-Trade"***	***35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	***4 Lenina Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.08.2001***	**None**
	173.	***Limited liability company "Recreation Base "Enkhaluk""***	***1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.08.2002***	**None**
	174.	***Limited liability company "Buryat-Terminal"***	***1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.09.2002***	**None**
	175.	***Limited liability company "Voronezh Trans-Service"***	***134 Dimitrova Street, Voronezh, 394002, Russian Federation***	***134 Dimitrova Street, Voronezh, 394002, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.06.1999***	**None**
	176.	***Limited liability company "Hotel Complex "Cedar""***	***Strezhevoy, Tomsk Region, 636762, Russian Federation***	***Hotel Cedar, Mira Street, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.02.2001***	**None**
	177.	***Limited liability company "Irkutsk-Terminal"***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	***5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***2.10.2002***	**None**
	178.	***Limited liability company "KAG – ECO – OIL"***	***P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation***	***P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Region, 446250, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***26.01.1999***	**None**

	179.	***Limited liability company "Kras Angarsknefteprodukt"***	***Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation***	***Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	180.	***Limited liability company "Sectional Computer Center"***	***Novokuibyshevsk, Samara Region, Russian Federation***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.12.2000***	**None**
	181.	***Limited liability company "Nefteinvest"***	***52 Kaluzhskaya Street, Mosalsk, Kaluga Region, 249930, Russian Federation***	***42 Lenina Street, Mosalsk, Kaluga Region, 249930, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.04.2001***	**None**
	182.	***Limited liability company "Recreational Sports Center "Ob""***	***23 3rd Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation***	***23 3rd Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***17.08.1998***	**None**
	183.	***Limited liability company "Office"***	***Novokuibyshevsk, Samara Region, Russian Federation***	***Novokuibyshevsk, Samara Region, 446207, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.08.2002***	**None**
	184.	***Limited liability company "Family Vacation Hotel "Lastochka""***	***24 Pionersky prospect, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	***24 Pionersky prospect, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***18.01.1999***	**None**
	185.	***Limited liability company "Pechatnik"***	***406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation***	***406/1 4th Urban District, Strezhevoy, Tomsk Region, 636762, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.10.1998***	**None**
	186.	***Limited liability company***	***21st km***	***Room 8, Moscow***	Reason: ***The entity belongs to the group of entities, to***	**None**

		"Prim Synthesis"	*Volokolamskoye Shosse, Krasnogorsk, Moscow Region, 143400, Russian Federation*	*Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	***which the Joint Stock Company belongs*** Status acquisition date: *15.05.2002*	
	187.	***Limited liability company "Ratmir"***	***35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	***35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***23.08.2001***	**None**
	188.	***Limited liability company "Mechanical Repair Works"***	***2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	***2 Odesskaya Street, Novokuibyshevsk, Samara Region, 446200, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.12.2000***	**None**
	189.	***Limited liability company "Rostov-Terminal"***	***27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	***27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***28.11.2001***	**None**
	190.	***Limited liability company "Health and Recreational Complex "Zdorovye"***	***Novokuibyshevsk, Russian Federation***	***P.O. Box 87, Novokuibyshevsk, 446200, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.10.1998***	**None**
	191.	***Limited liability company "Achinsk Oil Refiners' Sports Complex"***	***14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation***	***14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**
	192.	***Limited liability company "Stavropol-Terminal"***	***185 Lermontova Street, Stavropol, 355000, Russian***	***185 Lermontova Street, Stavropol, 355000, Russian***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***19.09.2002***	**None**

			Federation	*Federation*		
	193.	***Limited liability company "Television and Radio Company "Intelcom""***	***34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation***	***34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***1.12.1996***	**None**
	194.	***Limited liability company "Tonus"***	***Bldg. 2, 61 Prospekt Marshala Zhukova, Moscow, 123448, Russian Federation***	***Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***27.05.2002***	**None**
Information contained in the Affiliated Entities List after change		OOO ""Kopeika" Trading House" is not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contains no data on it. The data on OOO ""Kopeika" Trading House" were deleted from the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 10.10.2003				
Information contained in the Affiliated Entities List prior to the change	195.	***Limited liability company ""Kopeika" Trading House"***	***5 Konenkova Street, Moscow, 127560, Russian Federation***	***28 Petrovsko-Razumovsky proezd, Moscow, 127287, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***24.05.2002***	**None**
	196.	***Limited liability company Transnefteprodukt"***	***82a K. Zaslonova Street, Belgorod, 308000, Russian Federation***	***82a K. Zaslonova Street, Belgorod, 308000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.05.1999***	**None**
	197.	***Limited liability company "Firm "Lida""***	***Domain 2a, Aivazovskogo Street, Moscow, Russian Federation***	***Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***15.05.2002***	**None**

	198.	*Limited liability company "Firm VAO R Prim"*	*12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *28.05.2002*	**None**
	199.	*Limited liability company "Private Security Agency "Kron""*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *20.10.1998*	**None**
	200.	*Limited liability company "South-Minioil"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *14.12.2001*	**None**
	201.	*Limited liability company "South-Minioil-Labinsk"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *5.12.2001*	**None**
	202.	*Limited liability company "South-Terminal"*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	*47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *14.12.2001*	**None**
	203.	*Limited liability company "Yugansk Property Complex Service"*	*49, 7th Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*49, 7th Urban District, Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *23.10.1998*	**None**

	204.	*Limited liability company "YUKOS-Baltic"*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	*20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***6.03.2002***	**None**
	205.	*Limited liability company "YUKOS-Ladoga"*	*Village of Domozhirovo, Lodeinopolsky District, Leningrad Region, Russian Federation*	*Village of Domozhirovo, Lodeinopolsky District, Leningrad Region, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***11.03.2002***	**None**
	206.	*Limited liability company "Vesta Hotel"*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, Russian Federation*	*1-b Pobedy pr., Novokuibyshevsk, Samara Region, 446206, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	**None**
	207.	*Limited liability company "Novokuibyshevsk Oil Lubricants and Additives Plant"*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***22.05.1998***	**None**
	208.	*Closed type joint stock company "Kalibra-T"*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	*Bratsk, Irkutsk Region, 665708, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	209.	*Limited liability company "Service Center"*	*Novokuibyshevsk, Samara Region, Russian Federation*	*Novokuibyshevsk, Samara Region, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***31.08.1998***	**None**
	210.	*Limited liability company "Industrial and Trading Firm "Aviator""*	*"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation*	*"Krasnoyarsk" Airport, Yemelyanovo-1, Krasnoyarsky krai, 663020, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.08.1995*** Reason: ***The entity belongs to the group of entities, to***	

					which the Joint Stock Company belongs Status acquisition date: ***2.08.1995***	
	211.	***Limited liability company "Municipal Television Company "Achinsk TV""***	***1 Komsomolskaya Street, Achinsk, Krasnoyarsky krai, 662100, Russian Federation***	***28a Nazarova Street, Achinsk, Krasnoyarsky krai, 662150, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.05.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***25.05.1996***	
	212.	***Limited liability company "Business Club "Rus""***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.10.2001***	**None**
	213.	***Limited liability company agricultural enterprise "Agro-Industrial Complex"***	***Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation***	***Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**
	214.	***Limited liability company "Stroinefteprodukt"***	***82 K. Zaslonova Street, Belgorod, Russian Federation***	***82 K. Zaslonova Street, Belgorod, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***10.11.2000***	**None**
	215.	***Open joint stock company "Angarsk Catalyst and Organic Synthesis Plant"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	216.	***Open joint stock company "Angarsk Mechanical Repair Works"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**
	217.	***Open joint stock company "Angarskneftekhimremstroi"***	***Angarsk, Irkutsk Region, Russian Federation***	***Angarsk, Irkutsk Region, 665830, Russian***	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***12.11.2001***	**None**

				Federation		
	218.	*Open joint stock company "Angarsk Power System Management"*	*Angarsk, Irkutsk Region, Russian Federation*	*Angarsk, Irkutsk Region, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *12.11.2001*	**None**
	219.	*Open joint stock company "Yeniseineftegaz"*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *29.12.2000*	**None**
	220.	*Open joint stock company "AZS-Service"*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: *5.10.1996*	**None**
	221.	*Closed joint stock company "Rosneftetrans"*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.08.1997*	**None**
	222.	*Closed joint stock company ""YUKOS-Avia" Air Company"*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Region, 628300, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.08.1996*	**None**
	223.	*Closed joint stock company "Fuel and Energy Complex Informational Cooperation Center"*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *4.03.1994*	**None**
	224.	*Closed joint stock company "Business and Security Magazine"*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.03.1996*	**None**
	225.	*Open joint stock company "Neftemarket"*	*Chita-40, 672040, Russian Federation*	*Chita-40, 672040, Russian Federation*	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *29.12.2001*	**None**
	226.	*Closed joint stock*	*International Airport*	*International*	Reason: ***The Joint Stock Company is entitled to vote more***	**None**

		company "Fuel and Refueling Complex"	*Sheremetyevo, Moscow, 103340, Russian Federation*	*Airport Sheremetyevo, Moscow, 103340, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.07.1994***	
	227.	***Limited liability company "Ulyanovsk-Terminal"***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	228.	***Closed joint stock company "Belgorod-Terminal"***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	***16 Pobedy Street, Belgorod, 308000, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.11.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint Stock Company belongs*** Status acquisition date: ***5.11.2002***	**None**
	229.	***Closed joint stock company "EKZA"***	***5A Artsybushevskaya Street, Samara, 443041, Russian Federation***	***5A Artsybushevskaya Street, Samara, 443041, Russian Federation***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***1.12.1997***	**None**
	230.	***Closed joint stock company "Lyubel-Oil"***	***Novopolotsk, 211440, Belorussia***	***Novopolotsk, 211440, Belorussia***	Reason: ***The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.07.1996***	**None**
	231.	***Limited liability company"Caspian Oil Company"***	***73 Shaumyana Street, Astrakhan, Russian Federation***	***73 Shaumyana Street, Astrakhan, Russian Federation***	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 21.12.1999	**None**
	232.	***Limited liability company***	***35 Sovetskaya Street,***	***35 Sovetskaya***	Reason: The entity belongs to the group of entities, to which	**None**

		"Yu-Mordovia"	*Saransk, Republic of Mordovia, 430002, Russian Federation*	*Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	the Joint Stock Company belongs Status acquisition date: 23.08.2001	
	233.	*Open joint stock company Commercial Bank "Solidarnost"*	*90 Kuibysheva Street, Samara, 443099, Russian Federation*	*90 Kuibysheva Street, Samara, 443099, Russian Federation*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 16.11.1995	**None**
	234.	*Closed joint stock company Investment Company"Yuganinvest"*	*49 7th Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	*49 7th Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Region, Russian Federation*	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 16.11.1995	**None**
	235.	*Limited liability company"EPU-Service"*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	*92 Stroitelei Street, Strezhevoy, Tomsk Region, 636762, Russian Federation*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	**None**
	236.	*Limited liability company"Yugansk EPU - Service "*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*Industial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	**None**
	237.	*Limited liability company"Mamontov EPU*	*Industrial Zone, Pyt-Yakh, Khanty-*	*Industrial Zone, Pyt-Yakh, Khanty-*	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests,	**None**

		- Service"	*Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation*	*Mansiisk Autonomous National Area, Tyumen Region, 628381, Russian Federation*	investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	
	238.	***Limited liability company"Samara-Electro-Service"***	***2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation***	***2-a Zheleznodorozhnaya Street, Otradniy, Samara Region, Russian Federation***	Reason: The Joint Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital Status acquisition date: 26.09.2003 Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 26.09.2003	**None**
	239.	***Ukrainian-Russian enterprise with foreign investments in the form of closed joint stock company "KAFA"***	***2 Geologicheskaya Street, Feodosia, 98107, Ukraine***	***2 Geologicheskaya Street, Feodosia, 98107, Ukraine***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: 4.08.2003	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "Fintrade" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Fintrade" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	**240.**	***Limited liability company"Fin-trade"***	***19 Novomytishchinsky Prospekt, Mytishchy, Moscow Region, 141008, Russian Federation***	***19 Novomytishchinsky Prospekt, Mytishchy, Moscow Region, 141008, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change		ZAO "Kuzbassnefteproduct" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Kuzbassnefteproduct" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	**241.**	***Closed joint stock company "Kuzbassnefteprodukt"***	***1 Polevaya Street, Novokuznetsk, Kemerovo Region, 654018, Russian Federation***	***1 Polevaya Street, Novokuznetsk, Kemerovo Region, 654018, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	**242.**	ZAO "Sibneftavia" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Sibneftavia" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				

Information contained in the Affiliated Entities List after change		***Closed joint stock company "Sibneftavia"***	***34 Verkhnyaya Street, Moscow, 125040, Russian Federation***	***34 Verkhnyaya Street, Moscow, 125040, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	243.	OOO "Sibneft-Tomsk" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft-Tomsk" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"Sibneft-Tomsk"***	***1 Zaozerny pereulok, Tomsk, 634009, Russian Federation***	***1 Zaozerny pereulok, Tomsk, 634009, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs . Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	244.	OOO "Khantos" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Khantos" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"Khantos"***	***149 Mira Street, Khanty-Mansiisk, 628007, Russian Federation***	***149 Mira Street, Khanty-Mansiisk, 628007, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	245.	ZAO "Sibneft-Ural" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Sibneft-Ural" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Closed joint stock company "Sibneft-Ural"***	***73/16 Shaumyana Street, Yekaterinburg, 620102, Russian Federation***	***73/16 Shaumyana Street, Yekaterinburg, 620102, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	246.	OOO "Sibneft-AZS Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft-AZS-Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"Sibneft – AZS Service"***	***Bldg.1, 38 B. Kommunisticheskaya Street, Moscow, 109004, Russian Federation***	***4 Kursovoy pereulok, Moscow, 119034, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: *03.10.2003*	**None**
Information contained in the Affiliated Entities List prior to the change	247.	OOO "Sibneft-Saint Petersburg" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft- Saint Petersburg" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				

Information contained in the Affiliated Entities List after change		***Limited liability company"Sibneft –Saint Petersburg".***	***10 Sovetsky pr., Sestroretsk, Saint-Petersburg, 197706, Russia***	***10 Sovetsky pr., Sestroretsk, Saint-Petersburg, 197706, Russia***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	**248.**	OOO "NTK" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "NTK" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"NTK"***	***37/7 Prospekt Geroyev, Nizhny Novgorod, 603044, Russian Federation***	***37/7 Prospekt Geroyev, Nizhny Novgorod, 603044, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	**249.**	Sib Finance B.V. was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on Sib Finance B.V. were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Sib Finance B.V.***	***Heinrenhart, 548, 1017SG, Amsterdam, The Netherlands***	***Heinrenhart, 548, 1017SG, Amsterdam, The Netherlands***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	**250.**	OAO "Sibneft-Noyabrskneftegaz" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft- Noyabrskneftegaz" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Noyabrskneftegaz"***	***59/87 Lenina Street, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, Tyumen Region, 626726, Russian Federation***	***59/87 Lenina Street, Noyabrsk, Tyumen Region, 626726, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	**251.**	OOO "Sibneft-Krasnoyarsknefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft- Krasnoyarsknefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company "Sibneft-Krasnoyarsknefteprodukt"***	***23 "G" Severnoye Shosse, Krasnoyarsk, 660049, Russian Federation***	***23 "G" Severnoye Shosse, Krasnoyarsk, 660049, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**

Information contained in the Affiliated Entities List prior to the change	252.	OAO "Sibneft-Omsknefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Omsknefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Omsknefteprodukt"***	***54 Frunze Street, Omsk-99, 644099, Russian Federation***	***54 Frunze Street, Omsk-99, 644099, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	253.	OAO "Sibneft-Omsk Oil Refinery" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Omsk Oil Refinery" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Omsk Oil Refinery"***	***1 Gubkina Street, Omsk, Russian Federation***	***1 Gubkina Street, Omsk, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	254.	OOO "Sibneft-Noyabrsknefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Sibneft-Noyabrsknefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company "Sibneft-Noyabrsknefteprodukt"***	***Industrial Zone, Noyabrsk, Tyumen Region, 629809, Russia***	***Industrial Zone, Noyabrsk, Tyumen Region, 629809, Russia***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	255.	OAO "Sibneft-Noyabrskneftegazgeofizika" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Noyabrskneftegazgeofizika" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Noyabrskneftegazgeofizika"***	***Industrial Zone, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 626726, Russian Federation***	***Industrial Zone, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 626726, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	256.	ZAO "Sibneft-Mobile Card (Kuzbass)" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Sibneft-Mobile Card (Kuzbass)" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Closed joint stock company "Sibneft-Mobile Card (Kuzbass)"***	***50 Lenina Street, Tashtagol, Kemerovo Region, 652970, Russia***	***50 Lenina Street, Tashtagol, Kemerovo Region, 652970, Russia***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**

Information contained in the Affiliated Entities List prior to the change	257.	OAO "Sibneft-Tyumennefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Tyumennefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Tyumennefteprodukt".***	***28 Uritskogo Street, Tyumen, Russian Federation***	***67 Lenina Street, Tyumen, 625000, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	258.	OAO "Sibneft-Barnaulnefteprodukt" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OAO "Sibneft-Barnaulnefteprodukt" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Open joint stock company "Sibneft-Barnaulnefteprodukt"***	***124 K. Marx Street, Barnaul, 656004, Russian Federation***	***124 K. Marx Street, Barnaul, 656004, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	259.	OOO "Radio 3S" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "Radio 3S" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"Radio 3S"***	***51 Izyskateley Street, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 629810, Russian Federation***	***P.O. Box 713, Noyabrsk, Yamalo-Nenetsky Autonomous National Area, 629810, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	260.	OOO "NI and PP INPETRO" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on OOO "NI and PP INPETRO" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Limited liability company"NI and PP "INPETRO".***	***Bldg. 3, 71 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	***Bldg. 3, 71 Sadovnicheskaya Street, Moscow, 115035, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**
Information contained in the Affiliated Entities List prior to the change	261.	ZAO "Mediacenter A7" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Mediacenter A7" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change		***Closed joint stock company " Mediacenter A7".***	***98, 22nd December Street, Omsk, Russian Federation***	***98, 22nd December Street, Omsk, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**

Information contained in the Affiliated Entities List prior to the change		ZAO "Airport-Service" was not an OAO Yukos' affiliated person, and the OAO Yukos Affiliated Entities List contained no data on it. The data on ZAO "Airport-Service" were added to the the OAO Yukos Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 03.10.2003				
Information contained in the Affiliated Entities List after change	**262.**	***Closed joint stock company "Airport-Service"***	***Tolmachevo 4 Airport, Ob 4, Novosibirsk Region, 633115, Russian Federation***	***Tolmachevo 4 Airport, Ob 4, Novosibirsk Region, 633115, Russian Federation***	Reason: The entity belongs to the group of entities, to which the Joint Stock Company belongs Status acquisition date: ***03.10.2003***	**None**

Annex 6

Information Distributed Directly to Shareholders

Brief Information about candidates for members of the Board of Directors of the NK YUKOS OJSC

Boucle François Claude

Date of birth: 24.11.1964
Education: The Higher School ESME Sudria, Paris, France, the degree of Master of Science (MS) (1987); The Higher Commercial School (HEC), Paris, France, the degree of Master of Business Administration (MBA) (1989).

Work status for the last 5 years:

1998-1998 The Director of the Company "Credit Suisse Financial Product", London\Moscow.
1998-2002 The Managing Director of the Credit Suisse First Boston Bank, London\Moscow
2002-up to now The Member of the Board of Directors of the Menatep SPb Bank OJSC; Member of the Board of Directors of the AKB DIB.
2002-up to now The Director of the GM Investment & Co; Member of the Board of Directors of the MFO MENATEP CJSC.
2002-up to now The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Gerashenko Victor Vladimirovich

Date of birth: 21.12.1937.
Education: The Moscow Financial Higher School (1960).
Work status for the last 5 years:
1998-2002 The Chairman of the Central Bank of the RF.
2003-up to now The Deputy of the State Duma of the Federal Council

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Golubev Jury Alexandrovich

Date of birth: 14.11.1942.
Education: The Moscow M.V. Lomonosov State University (1966).
Work status for the last 5 years:
1998-1999 The Chief Expert of the Direction of Strategic Planning and Corporate Finances of the OOO YUKOS-Moscow.
1999-1999 The Director of the Direction of Business Development of the YUKOS-EP CJSC.
2000-up to now The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Gupta Raj Kumar

Date of birth: 07.07.1942.
Education: The Birla Technical College, India (1961); The University of the Kansas State, the USA (1965).
Work status for the last 5 years:

1998-2000	The Vice-president of Strategic Planning of the Oil Company Phillips Petroleum, the USA.
2000- up to now	The Management Adviser, Houston, Texas, the USA.
2000- up to now	The Member of the Board of Directors of the NK YUKOS OJSC
2004- up to now	The Member of the Board of Directors of the CONSOL Energy Inc., the USA

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Kontorovich Alexey Emilevich

Date of birth: 28.01.1934.
Education: The Tomsk State University (1956).
Work status for the last 5 years:

1998- up to now	The Director of the Institute of Oil and Gas Geology of the Siberian Branch of the Russian Academy of Sciences.
2000- up to now	.The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Kosjucko-Morize Jacque

Date of birth: 20.06.1943.
Education: The Polytechnic Higher School (1965); The Higher School of Oriental Languages (1966); The Higher School of Civil Aviation (1968); The Paris Institute of Polytechnic Researches (1968); The Magistrate of the Massachusetts Institute of Technology (1969).
Work status for the last 5 years:

1998-2000	The Executive Vice President, the International Department Banque Crédit Lionnais, France.
2000- up to now	The Manager, Kajis, France.
2000- up to now	The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Carey Sarah

Date of birth: 12.08.1938.
Education: The Harvard University (1960); The Georgetown University (1965).
Work status for the last 5 years:

1998- up to now	The Advocate/Partner, Squire, Sanders & Dempsey, LLP, Washington, the USA.
2001- up to now	The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Loze Bernard

Date of birth: 04.09.1946.
Education: The Naterre University (Universite de Naterre), Paris (1970); The Dauphin University (Universite de Dauphine), Paris (1971).
Work status for the last 5 years:

1998-2000	The Chairman of the Board and the President of the French Company Dubin Swieca & Loze, Paris.
2000- up to now	The President of the Loze & Associes Company, Paris.
2000- up to now	The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Ortiz Edgar

Date of birth: 25.02.1942
Education: Universidad Distrital, Bogota, Colombia (1967).
Work status for the last 5 years:

1997-2000	The President of the Hulliburton Energy Services.
2000-2002	The President and CEO of the Hulliburton Energy Services Group.
2003- up to now	The Advisor of the Chairman of the Board of Directors of the Hulliburton Company the Member of the Board of Directors of the Petroleum Equipment Suppliers (PESA), National Ocean Industries Association (NOIA), US-Russia Business Council, US Oil & Gas Association.

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Pokholkov Jury Petrovich

Date of birth: 13.04.1939.

Education: The Tomsk Polytechnic Higher School (1961).

Work status for the last 5 years:

1998- up to now	The Rector of the Tomsk Polytechnic Higher School.
2000- up to now	The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Soublin Michel

Date of birth: 16.11.1945.
Education: The Institute of Polytechnic Researches, Paris (1967); The Faculty of Economic Sciences, Paris (1967).
Work status for the last 5 years:

1998-1998	The Financial Controller of the Sector of Service of Oil Deposits of the Schlumberger Limited, France.
1998-2001	The Financial Director of the NK YUKOS OJSC.
2001- up to now	The Treasurer of the Schlumberger Limited, France.
2000- up to now	The Member of the Board of Directors of the NK YUKOS OJSC.

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2004.

Brief Information about candidates for members of the Board of Directors of the NK YUKOS OJSC (2005-06)

Beilin Yury Arkadevich

Date of birth: August 12, 1962
Education: The Moscow M.W. Lomonosov Institute of Fine Chemical Technology (1984)
Work status for the last 5 years:
2000 –
up to now   The President of the Yukos EP CJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Boucle François Claude

Date of birth: November 24, 1964
Education: Education: The Higher School ESME Sudria, Paris, France, the degree of Master of Science (MS) (1987); The Higher Commercial School (HEC), Paris, France, the degree of Master of Business Administration (MBA) (1989).
Work status for the last 5 years:
2000-2002   The Managing Director of the Credit Suisse First Boston Bank, London\Moscow.
2003-
up to now   The Director of the Cube Capital Ltd., the Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Gerashenko Victor Vladimirovich

Date of birth: December 21, 1937
Education: The Moscow Financial Higher School (1960).
Work status for the last 5 years:
1998-2002   The Chairman of the Central Bank of the RF.
2003-2004   The Deputy of the State Duma
2004-
up to now   The Chairman of the Board of Directors of NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Kontorovich Alexey Emilevich

Date of birth: January 28, 1934
Education: The Tomsk State University (1956).
Work status for the last 5 years:

2000-
up to now The Director of the Institute of Oil and Gas Geology of the Siberian Branch of the Russian Academy of Sciences, the Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Loze Bernard

Date of birth: September 04, 1946
Education: The Naterre University (Universite de Naterre), Париж (1970); The Dauphin University (Universite de Dauphine), Paris (1971).
Work status for the last 5 years:
2000-
up to now The President of the Loze & Associes Company, Paris, the Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Pokholkov Jury Petrovich

Date of birth: April 13, 1939
Education: The Tomsk Polytechnic Higher School (1961).
Work status for the last 5 years:
2000-
up to now The Rector of the Tomsk Polytechnic Higher School, The Member of the Board of Directors of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Saburov Evgenny Fyodorovich

Date of birth: February 13, 1946
Education: The Moscow State University (1970), Doctor of Economic Sciences, professor.
Work status for the last 5 years:
2000 – 2005 The Director of the Institute of Investment Problems
2005 –
up to now The Director, the Staff of the President of the JUKOS RM CJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Semokos Alexander Petrovich

Date of birth: June 15, 1944
Education: The Moscow Financial Higher College (1972)
Work status for the last 5 years:
2000 -2001 The Director General, the Member of the Board of Directors of the Moscow Public Bank, city of Singapore
2001-2002 The Advisor, the Consultant of the Moscow Public Bank, city of London

2002-2003 The Independent Consultant

2004-
up to now The Advisor of the Board of Directors, the Representative of the Moscow Public Bank in the Board of Directors of the KB Eurofinance Mosnarbank, the Moscow Public Bank, London

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Silaev Ivan Stepanovich

Date of birth: October 21, 1930
Education: The Kazan Flying Higher School (1954).
Work status for the last 5 years:
2000 –
up to now The President of the Russian Union of Machine Works, the Member of the Council of Scientific and Technical Policy attached to the President of the RF

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Theede Steven Michel

Date of birth: March 31, 1952
Education: The University of the Kansas State, the USA (1974)
Work status for the last 5 years:
2000-2003 The President of Exploration and Mining in Europe, ConocoPhillips, the USA
2003-2004 The First Vice-president of Operating Activities, the Acting President of the OOO YUKOS-Moscow.
2004- 2005 The President of the Board of Directors of the OOO YUKOS-Moscow.
2005 –
up to now The President of the NK YUKOS OJSC

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

Forosenko Vladimir Ivanovich

Date of birth: 12 May, 1941
Образование: The Moscow Financial Higher School (1968)
Work status for the last 5 years:
2000-2004 The President of the AB Imperial Bank
2004-
up to now The Independent Financial Consultant

The candidate has given the written consent to be elected to the Board of Directors of the NK YUKOS OJSC in 2005.

BRIEF INFORMATION
About the candidate for auditor of the NK JUKOS OJSC – the PricewaterhouseCoopers Audit CJSC

The Close Joint Stock Company **PricewaterhouseCoopers Audit** was founded in 1992.

The Certificate of the State Registration **Nr. 008.890** was granted by the Moscow Registration Chamber on 28 February, 1992.

The License to execution of audit activities **Nr. E 000376** was granted on 20 May, 2002 by the Central Certification and Licensing Audit Commission of the Ministry of Finance of the RF. The License is valid up to May 20, 2007.

Location Address:
115054, Moscow, Kosmodamianskaya Naberezhnaya 52, Building 5

BRIEF INFORMATION
the PricewaterhouseCoopers Audit CJSC –
the candidate for auditor of the NK JUKOS OJSC
for 2005-2006

The Close Joint Stock Company **PricewaterhouseCoopers Audit** was founded in 1992.

The Certificate of the State Registration **Nr. 008.890** was granted by the Moscow Registration Chamber on 28 February, 1992.

The License to execution of audit activities **Nr. E 000376** was granted on 20 May, 2002 by the Central Certification and Licensing Audit Commission of the Ministry of Finance of the RF. The License is valid up to May 20, 2007.

Location Address:
115054, Moscow, Kosmodamianskaya Naberezhnaya 52, Building 5

Brief Information about candidates for election to the Auditing Commission of the NK YUKOS OJSC

Britkova Elena Vladimirovna

Date of birth: 25.10.1972

Education: The Moscow M.V. Lomonosov State University (1994), The International University (1996).

Work status for the last 5 years:

1998-2000	The Head of the Department of the Control and Auditing Office of the OOO JUKOS-Moscow.
2000-2001	The Head of the Control and Auditing Office of the OOO JUKOS-Moscow.
2001-2001	The Head of the Department – The Deputy Head of the Control and Auditing Office of the OOO JUKOS-Moscow.
2001-2002	The Head of the Department – The Deputy Head of the Control and Analytic Office of the OOO JUKOS-Moscow.
2002-2003	The Deputy Head of the Control and Analytic Office of the OOO JUKOS-Moscow.
2003-2003	The Deputy Head of the Internal Audit Office of the OOO JUKOS-Moscow.
2003- up to now	The Head of the Control and Auditing Office of the OOO JUKOS-Moscow.

The candidate has given the written consent to be elected to the Auditing Commission of the NK YUKOS OJSC in 2004.

Murashova Antonina Borisovna

Date of birth: 28.05.1974.

Education: The Russian State Humanities University (1997).

Work status for the last 5 years:

1998-2001	The Head of the Sector of the Control and Auditing Office of the OOO JUKOS-Moscow.
2001-2002	The Leading Specialist of the Control and Analytic Office of the OOO JUKOS-Moscow.
2002-2003	The Head of the Department of the Control and Analytic Office of the OOO JUKOS-Moscow.
2002-2003	The Head of the Department of the Internal Audit Office of the OOO JUKOS-Moscow.
2003- up to now	The Deputy Head of the Control and Auditing Office of the OOO JUKOS-Moscow.

The candidate has given the written consent to be elected to the Auditing Commission of the NK YUKOS OJSC in 2004.

Serzhanova Margarita Osvaldovna

Date of birth: 13.04.1950.
Образование: The Tyumen Industrial Higher School (1972).
Work status for the last 5 years:

1999-2001	The Head of the Department of the Financial and Economic Office of the YUKOS-EP CJSC.
2001-2002	The Deputy Head of the Control and Auditing Office of the OOO JUKOS-Moscow.
2002-2003	The Deputy Head of the Control and Analytic Office of the OOO JUKOS-Moscow.
2003-up to now	The Deputy Head of the Internal Audit Office of the OOO JUKOS-Moscow.

The candidate has given the written consent to be elected to the Auditing Commission of the NK YUKOS OJSC in 2004.

Brief Information
about candidates for election to the Auditing Commission of the NK YUKOS OJSC (2005-06)

Britkova Elena Vladimirovna

Date of birth: 25.10.1972
Education: The Moscow M.V. Lomonosov State University (1994), The International University (1996).
Work status for the last 5 years:

2000	The Head of the Department of the Internal Control of the Control and Auditing Office of the OOO JUKOS-Moscow.
2000-2001	The Head of the Control and Auditing Office of the OOO JUKOS-Moscow.
2001-2002	The Deputy Head of the Control and Analytic Office of the OOO JUKOS-Moscow.
2002- up to now	The Head of the Control and Auditing Office of the OOO JUKOS-Moscow.

The candidate has given the written consent to be elected to the Auditing Committee of the NK YUKOS OJSC in 2005.

Korobeinikova Nadezhda Evgennievna

Date of birth: 04.04.1975
Education: The Russian Economic G.W. Plekhanov Academy (1996г.).
Work status for the last 5 years:

2000 – 2003	The Leading Specialist of the Control and Audit Office, the Control and Analytic Office, the Internal Audit Office of the OOO JUKOS-Moscow.
2003 – up to now	The Deputy Head of the Control and Audit Office of OOO JUKOS-Moscow.

The candidate has given the written consent to be elected to the Auditing Commission of the NK YUKOS OJSC in 2005.

Poltoratskaya Alla Mikhailovna

Date of birth: 19.10.1963
Education: The Moscow Technical University of Engineers of the Civil Aviation (1994).
Work status for the last 5 years:

2000 – 2002	The Leading Specialist, the Chief Specialist of the Department of Forecast and Economic Analysis of the Basic Production of the Juganskneftegas OJSC. 2002 – 2003 The Leading Specialist of the Internal Audit Office of the OOO JUKOS-Moscow.
2003 – up to now	The Chief Auditor of the Department of the Operations with Enterprisers of the JUKOS-EP CJSC of the Internal Audit Office of the OOO JUKOS-Moscow.

The candidate has given the written consent to be elected to the Auditing Commission of the NK YUKOS OJSC in 2005.

DRAFT RESOLUTIONS
of the Annual General Meeting of OAO NK YUKOS Stockholders
(June 23, 2005)

Item 1: **Approval of the Annual General Meeting of OAO NK YUKOS Stockholders for 2004.**
Approve the 2004 Annual report of OAO NK Yukos.

Item 2: **Approval of the OAO NK YUKOS Annual Accounting Report, including Loss and Profit Statement for the fiscal year 2004.**

Approve the OAO NK YUKOS Annual Accounting statement, including Loss and Profit Statement for the fiscal year of 2004.

Item 3: **Approval of allocation of OAO NK YUKOS' profits and losses for the fiscal year 2004, including the size of dividend to be paid on common stocks of OAO NK YUKOS and losses of OAO NK YUKOS in the fiscal year 2004.**

Approve the allocation of OAO NK Yukos' profits and losses as per the results of the fiscal year of 2004. No dividend is to be paid on the OAO NK Yukos' common stocks as per the results of the fiscal year 2004.

Item 4: **On amendments and modifications to the OAO NK Yukos Charter**

1. Introduce the following amendments and modifications in the Charter of "NK Yukos" the Open Joint-Stock Company:
With the view to invalidation of the additional issue of the OAO NK Yukos' common stocks (Reg. No.1-02-00198-A-002D as of July 22, 2003) based on the decision of the Arbitration Court of Moscow as of March 1, 2004 and voiding the state registration of the said stocks issue by the decision of the RF FCSM as of June 21, 2003, expropriation and termination of the stocks in question, a number of provisions of the OAO NK Yukos Charter shall be brought in line with the said decisions taking measures towards withdrawal of the modifications and amendments related to the issue of such stocks, including introduction of the following adjustments in the OAO NK Yukos Charter:

1) Item 1, Clause 5 («Authorized Capital») of the OAO NK Yukos Charter shall read as follows:
«1. The size of the authorized capital of the Company—8,947,858.00 (eight million nine hundred forty seven thousand eight hundred and fifty eight and 31.2/100) rubles».
2) Item 2, Cl. 5 («Authorized Capital») of the Charter of OAO NK Yukos shall read as follows:
«2. The Company's authorized capital shall be divided in 2,236,964,578 (two billion two hundred thirty six million nine hundred sixty four thousand five hundred and seventy eight) common registered uncertified stocks with 0.004 rbl. par value each».
3) Item 2.1., Cl. 5 («Authorized Capital») of the OAO NK Yukos Charter shall read as follows:
«2.1. The Company shall have the right to additionally place, on top of the already placed stocks, 1,000,000,000 (one billion) common registered uncertified stocks with 0.04 rbl. par value each granting their owners the same rights as the stockholders-owners of common stocks envisaged by the Charter and the relevant regulatory acts of the Russian Federation (Company's authorized stocks)».

4) Item 1, Cl.2 («Company's Location and Postal Address») of the OAO NK Yukos Charter shall read as follows:

«1. The Company's Location – 31A Dubininskaya str., Moscow, 115054 Russia is determined by the place of its state registration».

2. Instruct the President of the OAO NK Yukos to have the relevant amendments of the OAO NK Yukos Charter duly registered and take such other actions associated with the introduction of the said amendments and modifications in the Charter of OAO NK Yukos.

Item 5: **Election of the OAO NK Yukos Board of Directors**

Elect 11 members of the OAO NK Yukos' Board of Directors out of the following nominees:

1. *Yury Arkadievich Beilin*
2. *Boucle François Claude*
3. *Victor Vladimirovich Geraschenko*
4. *Alexey Emilievich Kontorovich*
5. *Bernard Loze*
6. *Yury Petrovich Pokholkov*
7. *Yevgenny Fyodorovich Saburov*
8. *Alexander Petrovich Semikos*
9. *Ivan Stepanovich Silaev*
10. *Steven Michael Teede*
11. *Vladimir Ivanovich Forosenko*

Item 6: **Election of the OAO NK Yukos Auditing Commission**

Elect 3 members of the OAO NK Yukos' Auditing Commission out of the following nominees:

1. *Elena Vladimirovna Britkova*
2. *Nadezhda Yevgenievna Korobeinikova*
3. *Alla Mikhailovna Poltoratskaya*

Item7: **Approval of the OAO NK Yukos' Auditor for the fiscal year 2005**

Approve the Auditing Company "PricewaterhouseCoopers" Closed Joint-Stock Company the auditor of OAO NK Yukos for the fiscal year 2005 under the Russian and International standards.

Item 8: **Approval of the total size of remuneration and reimbursement of the costs to the members of the OAO NK Yukos Board of directors for 2005–2006.**

Approve the total size of remuneration to the members of the OAO NK Yukos' Board of directors and reimbursement of the costs borne thereby in relation to their functioning as members of the OAO NK Yukos Board of directors for the period of 2005-2006 in the amount equivalent to 1.5 mln. US dollars.

DRAFT RESOLURIONS
of the OAO NK Yukos Annual General Meeting of Stockholders (June 24, 2004)

Item 1 **Approval of the OAO NK Yukos 2003 Annual Report**

Approve the OAO NK Yukos 2003 Annual Report.

Item 2 **Approval of the OAO NK Yukos 2003 Accounting Report, including the Loss and Profit Statement for fiscal year 2003.**

Approve of the OAO NK Yukos 2003 Accounting Report, including its Loss and Profit Statement for fiscal year 2003.

Item 3 **Approval of the allocation of OAO NK Yukos' profits in 2003, including the size of dividend to be paid on the OAO NK Yukos' common stocks, as well as its losses as per the results of fiscal year 2003.**

Approve the allocation of OAO NK Yukos' profits and losses as per the results of fiscal year 2003. No dividend shall be paid on the OAO NK Yukos' common stocks according the results of fiscal year 2003.

Item 4 **Election of the OAO NK Yukos Board of directors**

Elect 11 members of the OAO NK Yukos Board of directors out of the following nominees:

1. *Victor Vladimirovich Geraschenko*
2. *Yury Alexandrovich Golubev*
3. *Alexey Emilevich Kontorovich*
4. *Edgar Ortiz*
5. *Michel Soublin*
6. *Bernard Loze*
7. *Jacque Kosjucko-Morize*
8. *Carey Sarah Collins*
9. *Gupta Raj Kumar*
10. *François Claude Boucle*
11. *Yury Petrovich Pokholkov*

Item 5 **Election of the OAO NK Yukos Auditing Commission**

Elect 3 members of the OAO NK Yukos Auditing Commission out of the following nominees:

1. *Antonina Borisovna Murashova*
2. *Elena Vladimirovna Britkova*
3. *Margarita Osvaldovna Serzhanova*

Item 6 **Approval of the OAO NK Yukos' Auditor for the fiscal year 2004**

Approve the Auditing Company "PricewaterhouseCoopers" Closed Joint-Stock Company the auditor of OAO NK Yukos for the fiscal year 2004 under the Russian and International standards

Item 7 **Approval of the total size of remuneration and reimbursement of the costs to the members of the OAO NK Yukos Board of directors for 2004–2005**

Approve the total size of remuneration to the members of the OAO NK Yukos' Board of directors and reimbursement of the costs borne thereby in relation to their functioning as members of the OAO NK Yukos Board of directors for the period of 2004-2005 in the amount equivalent to 2 mln. US dollars.

Recommendations of the OAO NK Yukos Board of Directors on Allocation of the OAO NK Yukos' Profits in Fiscal Year of 2004, Including the Size of Dividend to be Paid on the OAO NK Yukos' Common Stocks and its Losses as per the Results of Fiscal Year 2004.

Approve the allocation of the profits and losses of OAO NK Yukos as per the results of the fiscal year 2004. No dividend is to be paid on the OAO NK Yukos' common stocks as per the results of the fiscal year 2004.

Recommendations of the OAO NK Yukos Board of Directors on Allocation of the OAO NK Yukos' Profits in Fiscal Year of 2003, Including the Size of Dividend to be Paid on the OAO NK Yukos' Common Stocks and its Losses as per the Results of Fiscal Year 2003

Abstract from Minutes No.120-6 of the Sitting of the OAO NK Yukos Board of Directors as of April 28, 2004:

Re: Item 5 **Presentation of the Company's unconsolidated balance sheet (Russian Accounting Standards–RPBU) and the OAO NK Yukos Annual Report for 2003.**

Decision:

1. Recommend to the Annual General Meeting of stockholders of the OAO NK Yukos approve its Balance Sheet (RPBU) and the annual Accounting Report, including the OAO NK Yukos' Loss and Profit Statement for the fiscal year 2003.
2. Recommend to the Annual General Meeting of stockholders of the OAO NK Yukos approve the allocation of the profits as per the results of the fiscal year 2003 with the provision made for channeling the OAO NK Yukos' retained income in 2003 in the amount of 6, 664,540 thousand rubles to the OAO NK Yukos' Fund for Financial Promotion of Production.

Re: Item 6 **Financial Committee's Report and recommendations to the Annual General Meeting of stockholders as to the allocation of the OAO NK Yukos' profits, including the size of dividend to be paid on its common stocks and the losses as per the results of the fiscal year 2003.**

Decision:

...

Recommend to the Annual General Meeting of stockholders of the OAO NK Yukos to adopt the following decision:

"Approve the allocation of the profits and losses of the OAO NK Yukos as per the results of the fiscal year 2003. No dividend is to be paid on the OAO NK Yukos' common stocks as per the results of the fiscal year 2003."

Proposals as to the allocation of profits of OAO NK Yukos in 2003.

The 2003 retained income is to be channeled to:

1. increasing the Reserve Fund up to the amount of 278,000 rubles identified by the Company's Charter;
2. covering the outstanding losses of previous years – in the amount of 1,840,310 thousand rbl.
3. replenishing the Fund for Financial Promotion of Production – in the amount of 6,664,540 thousand rbl.

Outgoing Re. No.120-124
As of May 31, 2004

To: Top managers of branch offices

Dear sirs,

The decision taken by the OAO NK Yukos Board of directors at the extraordinary General meeting of the OAO NK Yukos' stockholders held in Moscow on June 24, 2004 (***2 Ploschad of Europe, Moscow***) provides for the preliminary introduction of the Company's stockholders to the meeting's documents.

The list of the informative materials proposed to the stockholders includes:

- the OAO NK Yukos Annual Report for 2003;
- the OAO NK Yukos Annual accounting report for 2003, including the Loss and profit statement for the fiscal year 2003 (loss and profit account);
- recommendations of the Board of directors as to the allocation of the OAO NK Yukos' profits, including the size of dividend to be paid on the Company's common stocks and its losses as per the results of fiscal year 2003;
- summary report of the Auditing Commission as to the results of auditing the OAO NK Yukos' Annual accounting report and the accuracy of the data disclosed in the OAO NK Yukos' Annual accounting report;
- summary report of the OAO NK Yukos' Auditor;
- background data on the nominees to the Company's Board of directors and the Auditing Commission;
- information on the availability of written consent of the persons nominated to the OAO NK Yukos Board of directors and the Auditing Commission;
- background data on the OAO NK Yukos' Auditor in the fiscal year 2004;
- draft decisions of the Meeting.

Pursuant to the decision taken by the Board of directors, the Company's stockholders may review the agenda materials of the OAO NK Yukos annual general meeting of stockholders on **June 3, 2004—June 23**, 2004 on working week's days from 2:00p.m. to 5:00p.m. (local time) at the following addresses:

- 31a Dubininskaya st., Moscow, tel.: +7 (495) 924-50-03, 921-69-35;
- 23 Vavilova st., Moscow, ZAO «M-Reestr», tel.: +7 (495) 719-09-45, 719-09-42;
- 49 Council estate, 3rd floor, office 303, Nefteyugansk 7, tel.: +7 (34612) 30-221, 30-273;
- 145 Kibysheva st., off. 428, Samara, tel.: +7 (8462) 39-94-78;
- 23 Burovikov st., town of Strezhevoy, Tomsk oblast, tel.: +7 (38259) 6-95-36, 6-96-34, 6-95-35.
- 24 Ushaiki naberezhnaya, off. 419, Tomsk, tel.: +7 (3822) 27-53-87;
- 7 Gagarina st., off. 31, Abakan, tel.: +7 (39022) 4-77-66;
- Angarsk, OAO «ANHK», Company's office, facility1445, how to get: tram № 5, shuttle taxi №№ 10, 20, buses №№ 10, 6У, 12У, stop «OAO ANHK Headquarters», off. 512, tel. +7 (3951) 57-87-42, 57-89-57, 57-60-66;
- Achinsk-14, administrative building of OAO «ANPZ VNK», off.102, tel.: +7 (39151) 5-36-21, 5-38-03, or: 83 Kirova st. lobby, Achinsk, tel.: +7 (39151) 5-05-40;
- 16 Pobedy st., lobby, Belgorod, tel.: +7 (0722) 33-57-69, 32-69-12;
- Bratsk-34, v. Padun, production site, administrative building of OAO BNP, off. 1, tel.: +7 (3953) 36-48-74, 32-37-45;
- 48 S. Perovskoy st., Typing pool, Bryansk, tel.: +7 (0832) 64-44-87, 64-42-79;
- 4 Kirova st., lobby of the 10th floor, off. 1006, Voronezh, tel.: +7 (0732) 77-60-24;
- 5 Oktyabrskoy revolutsii st., off. 403, Irkutsk, tel.: +7 (3952) 34-26-88;
- 102 Gagarina st., off. 6 of the Property department, Lipetsk, tel.: +7 (0742) 36-87-36;
- Novokuibyshevsky NPZ, Trade Union building, off. 205, Novokuibyshevsk, tel.: +7 (84635) 3-41-79, 3-43-95.

- 40 Mayakovskogo st., Oryol, tel.: +7 (0862) 75-20-22;
- 104 Neitralnaya st., Penza, tel.: +7 (8412) 59-39-28, 59-39-14;
- 72 Galaktionovskaya st., ground floor lobby, Samara, tel.: +7 (8462) 32-41-74, 33-77-53;
- 13 Kishinevskaya st., off. 213, Samara, tel.: +7 (8462) 77-36-63, 77-30-54;
- 185 Lermontova st., 6th floor Assembly hall, Stavropol, tel.: +7 (8652) 26-66-77;
- 1 Astrakhanskaya st., factory's headquarters' assembly hall, security processing dpt., OKS building, Syzran, tel.: +7 (84643) 6-54-56, 595-31-36.
- 9a Pionerskaya st., visitors' room, Tambov, tel.: +7 (0752) 75-10-13;
- 30 Pushkina st., off. 10, 634003, Tomsk, tel.: +7 (3822) 65-25-18, 65-34-25 r.;
- 1 Zaovrazhnaya st., off. 4 and 5, Ulan-Ude, tel.: +7 (3012) 29-80-13;
- 91 Tolstogo st., off. 12, Ulyanovsk, tel.: +7 (8422) 31-88-65, 41-78-05;
- Engels st., lobby of oil tank farm, Khanty-Mansiysk, tel.: +7 (34671) 3-37-57, 3-34-95;
- Administrative building of OAO "ANPZ", off. 109, NPZ production area, Bolsheuluisky district, Kransoyarsk territory, tel.: +7 (39151) 5-36-21, or: 83 Kirova st., lobby, Achinsk, tel.: +7 (39151) 5-05-40;

As well as on the actual date of the meeting (**June 24, 2004**) at the meeting venue.

Based on the above I am forwarding to you the meeting's documents and would appreciate it if you could assure bringing the same to the attention of the Company's stockholders.

Please note that the information as to the availability of the consent of the persons nominated for membership in the OAO NK Yukos Board of directors and the Auditing Commission is not presented as a separate document but included in the background data on the nominees to the Board of directors and the Auditing Commission.

The Summary report of the OAO NK Yukos' Auditor will be supplied later.

Sincerely,

A.A. Gavrilov,
Head of Staff of the
OAO NK Yukos Board of Directors

RECEIVED
2005 JAN 30 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONTENT

1. ***NK-YUKOS*** **OJS Annual report for 2003.**
2. ***NK-YUKOS*** **OJSC Annual Accounting Statement for 2004, including profit and loss statement (profit-loss account)**
3. **Recommendations of the Board of directors on allocation of profits of *NK-YUKOS* OJSC in 2003, including according to the size of dividend on the *NK-YUKOS* OJSC common stocks and losses as per the results of fiscal year of 2003.**
4. **Summary of the Auditing Committee on the results of audit of the *NK-YUKOS* OJSC Annual Accounting Statement and basic accuracy of the data included in the Annual report of *NK-YUKOS* OJSC.**
5. **Background data on the nominees to the *NK-YUKOS* OJSC Board of directors with the information on availability of the candidates' written consent to be nominated for membership in the Board of directors and the Auditing committee.**
6. **Background data on the nominees to the *NK-YUKOS* OJSC Auditing Committee with the information on availability of the candidates' written consent to be nominated for membership in the Board of directors and the Auditing committee.**
7. **Brief data on the auditor of NK-YUKOS OJSC for the fiscal year of 2004.**
8. **Draft decisions of the General meeting.**

CONTENT

Open Joint Stock Company «YUKOS Oil Company»

MATERIALS

Annual General Meeting of Stockholders of OAO «NK YUKOS»

June 23, 2005

Moscow

Email of 12/26/2005 5:54PM

Announcement re AGM to be held on 24 June 2004

Agenda

1. Approval of annual accounts of NK Yukos for the year 2003.
2. Approval of annual financial statements including profit and loss account for the financial year 2003.
3. Approval of profit distribution of NK Yukos for the financial year 2003 including losses of NK Yukos for the financial year 2003 and ordinary dividend distribution.
4. Election of the Board Members of NK Yukos.
5. Election of Auditing Committee of NK Yukos
6. Approval of Auditor of NK Yukos for the financial year 2004.
7. Approval of remuneration and reimbursement of expenses of the members of the Board of Directors.

The following documents relating to the above agenda have been attached:

- annual accounts of NK Yukos for the year 2003;
- annual financial statements of NK Yukos for the financial year 2003 including profit and loss account;
- recommendation of the Board of Directors in respect of profit distribution of NK Yukos for the financial year 2003 including losses for the year 2003 and the amount of ordinary dividend distribution;
- auditing committee findings in respect of audit of the annual financial statements of NK Yukos and reliability of data contained in the annual accounts of NK Yukos;
- auditor's report;
- brief information on the board and auditing committee candidate members;
- written consent of the board and auditing committee nominees;
- brief information about the auditor of NK Yukos for the financial year 2004; and
- draft resolutions of the AGM.

Email of 12/26/2005 5:56PM

Announcement re AGM to be held on 23 June 2005

Agenda

1. Approval of annual accounts of NK Yukos for the year 2004.
2. Approval of annual financial statements including profit and loss account for the financial year 2004.
3. Approval of profit distribution of NK Yukos for the financial year 2004 including losses of NK Yukos for the financial year 2004 and ordinary dividend distribution.
4. Amendments to the Bylaws of NK Yukos.
5. Election of the Board Members of NK Yukos.
6. Election of Auditing Committee of NK Yukos
7. Approval of Auditor of NK Yukos for the financial year 2005.
8. Approval of remuneration and reimbursement of expenses of the members of the Board of Directors for the period 2005-2006.

The following documents relating to the above agenda have been attached:

- annual accounts of NK Yukos for the year 2004;
- annual financial statements of NK Yukos for the financial year 2004 including profit and loss account;
- recommendation of the Board of Directors in respect of profit distribution of NK Yukos for the financial year 2004 including losses for the year 2004 and the amount of ordinary dividend distribution;
- draft amendments to the Bylaws of NK Yukos;
- auditing committee findings in respect of audit of the annual financial statements of NK Yukos and reliability of data contained in the annual accounts of NK Yukos;
- auditor's report;
- brief information on the board and auditing committee candidate members;
- written consent of the board and auditing committee nominees;
- brief information about the auditor of NK Yukos for the financial year 2005; and
- draft resolutions of the AGM.

Announcement re extraordinary meeting of shareholders to be held on 9 December 2005 with the following agenda:

1. Amendment to Art. 6 "Authorised Share Capital" of NK Yukos Bylaws.

2. Amendment to Art. 2 "Place of Business and registered address of the Company" of NK Yukos Bylaws.

Draft Amendments to the Bylaws of NK Yukos

1. Para 1 Art 5 ("Authorised Share Capital) shall be adopted as follows:

"1. The authorised share capital of the Company shall be 8,947,858 (eight million and nine hundred forty-seven and eight hundred fifty-eight) Roubles and 31.2 Kopecks."

2. Para 2 Art. 5 ("Authorised Share Capital) shall be adopted as follows:

"2. The share capital of the Company shall be divided into 2,236,964,578 (two billion and two hundred and thirty-sex million and nine hundred and sixty-four thousand and five hundred and seventy-eight) ordinary registered uncertified shares of nominal value of 0.004 Roubles each."

3. Para 2.1 Art. 5 ("Authorised Share Capital") shall be adopted as follows:

"2.1 Company shall have the right to place additionally to the issued shares 1,000,000,000 (one billion) ordinary registered uncertified shares of nominal value of 0.004 Roubles each, which shall entitle its holders to the rights of the ordinary shareholders of the Company as provided for by the Bylaws and statutory instruments of the Russian Federation."

4. Para 1 Art. 2 ("Place of business and registered address of the Company") shall be adopted as follows:

"1. Place of business of the Company – Russian Federation, 115054 Moscow, ul. Dubininskaya, d. 31A – shall be determined by the place of its state registration."

Email of 12/26/2005 5:54PM

Announcement re AGM to be held on 24 June 2004

Agenda

1. Approval of annual accounts of NK Yukos for the year 2003.
2. Approval of annual financial statements including profit and loss account for the financial year 2003.
3. Approval of profit distribution of NK Yukos for the financial year 2003 including losses of NK Yukos for the financial year 2003 and ordinary dividend distribution.
4. Election of the Board Members of NK Yukos.
5. Election of Auditing Committee of NK Yukos
6. Approval of Auditor of NK Yukos for the financial year 2004.
7. Approval of remuneration and reimbursement of expenses of the members of the Board of Directors.

The following documents relating to the above agenda have been attached:

- annual accounts of NK Yukos for the year 2003;
- annual financial statements of NK Yukos for the financial year 2003 including profit and loss account;
- recommendation of the Board of Directors in respect of profit distribution of NK Yukos for the financial year 2003 including losses for the year 2003 and the amount of ordinary dividend distribution;
- auditing committee findings in respect of audit of the annual financial statements of NK Yukos and reliability of data contained in the annual accounts of NK Yukos;
- auditor's report;
- brief information on the board and auditing committee candidate members;
- written consent of the board and auditing committee nominees;
- brief information about the auditor of NK Yukos for the financial year 2004; and
- draft resolutions of the AGM.

Email of 12/26/2005 5:56PM

Announcement re AGM to be held on 23 June 2005

Agenda

1. Approval of annual accounts of NK Yukos for the year 2004.
2. Approval of annual financial statements including profit and loss account for the financial year 2004.
3. Approval of profit distribution of NK Yukos for the financial year 2004 including losses of NK Yukos for the financial year 2004 and ordinary dividend distribution.
4. Amendments to the Bylaws of NK Yukos.
5. Election of the Board Members of NK Yukos.
6. Election of Auditing Committee of NK Yukos
7. Approval of Auditor of NK Yukos for the financial year 2005.
8. Approval of remuneration and reimbursement of expenses of the members of the Board of Directors for the period 2005-2006.

The following documents relating to the above agenda have been attached:

- annual accounts of NK Yukos for the year 2004;
- annual financial statements of NK Yukos for the financial year 2004 including profit and loss account;
- recommendation of the Board of Directors in respect of profit distribution of NK Yukos for the financial year 2004 including losses for the year 2004 and the amount of ordinary dividend distribution;
- draft amendments to the Bylaws of NK Yukos;
- auditing committee findings in respect of audit of the annual financial statements of NK Yukos and reliability of data contained in the annual accounts of NK Yukos;
- auditor's report;
- brief information on the board and auditing committee candidate members;
- written consent of the board and auditing committee nominees;
- brief information about the auditor of NK Yukos for the financial year 2005; and
- draft resolutions of the AGM.

Announcement re extraordinary meeting of shareholders to be held on 9 December 2005 with the following agenda:

1. Amendment to Art. 6 "Authorised Share Capital" of NK Yukos Bylaws.

2. Amendment to Art. 2 "Place of Business and registered address of the Company" of NK Yukos Bylaws.

Draft Amendments to the Bylaws of NK Yukos

1. Para 1 Art 5 ("Authorised Share Capital) shall be adopted as follows:

"1. The authorised share capital of the Company shall be 8,947,858 (eight million and nine hundred forty-seven and eight hundred fifty-eight) Roubles and 31.2 Kopecks."

2. Para 2 Art. 5 ("Authorised Share Capital) shall be adopted as follows:

"2. The share capital of the Company shall be divided into 2,236,964,578 (two billion and two hundred and thirty-sex million and nine hundred and sixty-four thousand and five hundred and seventy-eight) ordinary registered uncertified shares of nominal value of 0.004 Roubles each."

3. Para 2.1 Art. 5 ("Authorised Share Capital") shall be adopted as follows:

"2.1 Company shall have the right to place additionally to the issued shares 1,000,000,000 (one billion) ordinary registered uncertified shares of nominal value of 0.004 Roubles each, which shall entitle its holders to the rights of the ordinary shareholders of the Company as provided for by the Bylaws and statutory instruments of the Russian Federation."

4. Para 1 Art. 2 ("Place of business and registered address of the Company") shall be adopted as follows:

"1. Place of business of the Company – Russian Federation, 115054 Moscow, ul. Dubininskaya, d. 31A – shall be determined by the place of its state registration."

Open Joint-Stock Company "Yukos Oil Company"
Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26.

Dear Shareholders!

Open Joint-Stock Company "Yukos Oil Company" (herein referred to as "OAO NK Yukos" or the "Company") hereby notifies you that an Annual General Meeting of Shareholders of OAO NK YUKOS (herein referred to as the "Meeting") will be held on ***June 23, 2005***.

The Meeting will be conducted by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.

Meeting location: ***109012, Moscow, Ul. Ilyinka, 6, Congress Centre of the Chamber of Industry and Commerce of the Russian Federation.***

Meeting time: *11 AM, Moscow time.*

Registration of Meeting participants: from ***9:30, Moscow time***. Meeting participants will be registered in Moscow at Ul. Ilyinka, 6, Congress Centre of the Chamber of Industry and Commerce of the Russian Federation.

The list of persons entitled to participate in the Meeting is based on the register of Company shareholders as of **May 06, 2005.**

Absentee ballots, filled in and signed, should be received by the Closed Joints Stock Company M-Reestr, the Registrar of OAO NK Yukos functioning also as the Returning Board, by *June 20, 2005 (inclusive)*, at: ***117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr***

Meeting Agenda:

1. *Approval of the Annual 2004 Report of OAO NK YUKOS.*
2. *Approval of annual accounting report, including the 2004 Profit and Loss Report of OAO NK YUKOS.*
3. *Approval of distribution of the profit of OAO NK YUKOS received in 2004 financial year, including dividend for equities of OAO NK YUKOS losses of OAO NK YUKOS in 2004 financial year.*
4. *Amendments and addenda to the Statute of OAO NK Yukos.*
5. *Election of the Board of Directors of OAO NK YUKOS.*
6. *Election of the Audit Commission of OAO NK YUKOS.*
7. *Approval of the Auditor of OAO NK YUKOS for financial year 2005.*
8. *Approval of overall remuneration for Directors of OAO NK YUKOS and reimbursement of expenses of the Directors for 2005-2006.*

Materials related to the Agenda of the Meeting include:

- 2004 Annual Report of OAO NK YUKOS
- 2004 annual accounting reports of OAO NK YUKOS including profit and loss report
- Recommendations of the Board of Directors regarding distribution of profit OAO NK YUKOS in 2004, including dividend on equities of OAO NK YUKOS and losses in 2004 financial year
- Draft amendments and addenda to the Statute of OAO NK Yukos
- Audit Commission Report on results of the audit of annual accounting reports of OAO NK YUKOS and on reliability of data contained in the Annual Report of OAO NK YUKOS
- Report of the Auditor of OAO NK YUKOS
- Brief information about the candidates to the Board of Directors and Audit Commission
- Report on availability of written consent of all candidates to the Board of Directors and Audit Commission of OAO NK YUKOS
- Brief report on the Auditor of OAO NK YUKOS for 2005
- Draft Resolutions of the Meeting;

Shareholders may obtain materials related to the Agenda of the Annual Meeting of Shareholders of OAO NK Yukos **from June 02, 2005 through June 22, 2005** on working days from 14-00 through 17-00 (local time) in the following locations:

- Moscow, Ul. Dubininskaya, 31a, tel. 748-17-74, 788-00-36;
- Moscow, Ul. Vavilova, 23, ZAO M-Reestr., tel.719-09-45, 719-09-42;
- Nefteyugansk, 7th Mikrorayon, 49, 3rd floor, room 303, tel. (34612) 30-209,30-272.
- Samara, Volzhskiy Prospect, 50, 6th floor, Administrative Department, Corporative Management Division, tel. (8462) 28-34-39;
- Strezhevoy, Tomsk region, Ul. Burovikov 23, tel. (38259) 6-95-36, 6-96-34, 6-95-35.
- Abakan, Ul. Gagarina, 7, Office 31, tel. (39022) 4-77-66;
- Angarsk, OAO ANKhK, Company Office, Object 1445, Facility 1445. How to get: tram 5, shuttle bus 10, 20, buses 10, 6U, 12U, stop name "Upravleniye OAO ANKhK", Room No. 512, Tel. (3951) 57-87-42, 57-89-57, 57-60-66;
- Achinsk-14, Adm. building of OAO ANPZ VNK, Room 102, Tel. (39151) 5-36-21, 5-38-03, also at Achinsk, Ul. Kirova, 83, foyer, Tel. (39151) 5-05-40;
- Belgorod, Ul. Pobedy, 16, lobby, Tel.(0722) 33-57-69, 32-69-12;
- Bratsk-34, settlement of Padun, industrial site, administrative building of OAO BNP, Room No. 1, Tel., (3953) 36-48-74, 32-37-45;
- Bryansk, Ul. S.Perovskoy, 48, Machine Bureau room, tel. (0832) 64-44-87, 64-42-79;
- Voronezh, Ul. Kirova, 4, 10th floor lobby, room No. 1006. tel. (0732) 77-60-24;
- Irkutsk, Ul. Oktyabrskoy Revolyutsii, 5, Room No. 403, tel. (3952) 34-26-88;
- Lipetsk, Ul. Gagarina, 102, Property Management Department, tel. (0742) 36-87-36;
- Novokuybyshevsk, OAO Novokuybyshevskiy NPZ Trade, Union Committee Building, Room No. 205, tel. (84635) 3-41-79, 3-43-95;
- Oryol, Ul. Mayakovskogo, 40, tel. (0862) 75-20-22;
- Penza, Ul. Neytralnaya, 104, tel. (8412) 59-39-28, 56-43-81;
- Samara, Ul. Galaktionovskaya, 72, 1st floor, lobby, tel. (8462) 32-41-74, 33-77-53;
- Samara, Ul. Kishinyovskaya, 13, Room No. 213, tel. (8462) 77-36-63, 77-30-54;
- Stavropol, Ul. Lermontova, 185, 6th floor, conference hall, tel. (8652) 26-66-77;
- Syzran, Ul. Astrakhanskaya, 1, Plant Management Building lobby, Securities Management Room, Capital Construction, Department Building, tel. (84643) 6-54-56, 595-31-36.
- Tambov, Ul, Pionerskaya, 9a, visitors' room, tel. (0752) 75-10-13, 75-16-71;
- Tomsk, Ul. Pushkina, 30, Room No. 10, tel.(3822) 65-25-18,65-34-25;
- Ulan-Ude, Ul. Zaovrazhnaya, 1, Rooms No. 4 and 5, tel. (3012) 29-80-13;
- Ulyanovsk, Ul. L. Tolstogo, 91, Room No. 12, tel. (8422) 41-74-76,41-78-05;
- Khanty-Mansiysk, Ul. Chekhova, 2, room 113, tel. (34671) 3-37-57, 3-34-95;
- Krasnoyarsk Territory, Bolsheluyskiy District, Oil Refinery Industrial Area, Administrative Building of OAO ANPZ, room 109, tel. (39151) 5-36-21.

and in location of the Meeting in the day of the Meeting (June 23, 2005). We hereby inform you on requirements for registration of persons entitled to participate in the Meeting:

1. An individual Shareholder (or his/her representative) is required to produce passport to the Returning Board.
2. Persons who represent shareholders by Powers of Attorney are required to provide the Power of Attorney which authorizes such person to participate in the Meeting to the Returning Board.

The Power of Attorney should be made up in accordance with the effective Law and contain information concerning the person acting by proxy and the representative (name and surname or company name, residence or location and passport information. Passport information to be mentioned in the Power of Attorney for voting includes series, number and date of issue of

passport). These requirements are based on paragraph 3, clause 1, article 57 of the Federal Law "On Joint Stock Companies," clause 4.1. of the Provision on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17/ps (17/пс) of May 31, 2002 and on the requirements of clause 5 of article 185 of the Civil Code of the Russian Federation.

Transferred Powers of Attorney should be notarized (in accordance with clause 3 of Art. 187 of the Civil Code of Russian Federation). The primary Power of Attorney is not required if the shareholder's representative provides Return Commission with the transferred Power of Attorney.

3. Representatives of legal entity shareholders (or of representatives thereof) acting without a Power of Attorney based on the legal entity's Statute should provide the following documents to the Return Commission according to requirements as per clause 4.7 of the Provisions on Additional Requirements for Convocation and Carrying out General Meetings of Shareholders approved by Resolution No.17/ps (17/пс) of May 31, 2002 :

- A document (or its notarized copy) that certifies this person's appointment or election as the sole executive officer of the legal entity or an abstract from such a document.
- A notarized copy of the statutory documents of the legal entity (Statute, Provisions, etc., Statute and Articles of Association for Open Joint Stock Companies).

The aforementioned documents should also be signed by the representative and be provided together with voting ballots that should arrive to the Returning Board two days before the Extraordinary General Meeting of Shareholders of OAO NK YUKOS (in accordance with Clause 4.7 of Provision on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17/ps (17/пс) of May 31, 2002).

Board of Directors of OAO NK YUKOS

ATTENTION!
Read INSTRUCTIONS on the back of the BALLOT before voting!

VOTING BALLOT No. 1
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
June 23, 2005

Form of decision making – by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.
Mailing address for sending completed absentee ballots: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**
Absentee ballot submission deadline: June 20, 2005.

Meeting location: ***109012, Moscow, Ul. Ilyinka, 6, Congress Centre of the Chamber of Industry and Commerce of the Russian Federation.***
Meeting time: 11 AM, Moscow time.

Shareholder

Number of the shareholder's votes for the issues No. 1-3 of the agenda:

Issue 1: Approval of the Annual 2004 Report of OAO NK YUKOS.
Resolution: 2004 Annual Report of OAO NK YUKOS is approved.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN***____(votes)

Issue 2: Approval of annual accounting, including the Income and Loss Report of OAO NK YUKOS in 2004.
Resolution: Annual accounting, including the Income and Loss Report of OAO NK YUKOS in 2004 is approved.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN***____(votes)

Issue 3: Approval of distribution of the profit of OAO NK YUKOS received in 2004 financial year, including dividends on equities of OAO NK YUKOS and losses of OAO NK YUKOS in 2004 financial year.
Resolution: Distribution of the profit of OAO NK YUKOS received in 2004 financial year is approved. 2004 year-end dividends for equities of OAO NK YUKOS are not paid.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN***____(votes)

****** Only for voting in cases mentioned in items 2-4 of Ballot Filling INSTRUCTIONS overleaf, please put relevant mark:***
[ ] voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[ ] voting is done in accordance with directions from owners of depositary securities;
[ ] voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[ ] a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.

Signature of the shareholder (representative) ____________(____________)
ATTENTION! Voting ballot should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS for filling in voting ballots	
1.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with mark made in the relevant field in the lower part of the ballot: [X] ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** [X] ***Voting is done in accordance with directions from owners of depositary securities.***
3.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, **then the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4.	In case not all shares are transferred after the compilation of the list of persons, entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot.

ATTENTION!
Read INSTRUCTIONS on the back of the BALLOT before voting!

VOTING BALLOT No. 2
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
June 23, 2005

Form of decision making – by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.
Mailing address for sending completed absentee ballots: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**
Absentee ballot submission deadline: June 20, 2005.

Meeting location: ***109012, Moscow, Ul. Ilyinka, 6, Congress Centre of the Chamber of Industry and Commerce of the Russian Federation.***
Meeting time: 11 AM, Moscow time.

Shareholder

Number of the shareholder's votes for issue No. 4 of the agenda:

Issue 4: Amendments and Addenda to the Statute of OAO NK Yukos;
Resolution:
1. Due to invalidation of the additional release of equities of OAO NK Yukos (Reg.No.1-02-00198-A-002Э) of July 22, 2003) by resolution of the Arbitrage of Moscow of March 01, 2004 and invalidation of state registration of these shares by resolution of Federal Financial Markets Service of Russia of June 06, 2003, requisition and cancellation of these shares, provisions of the Statute of OAO NK Yukos are to be brought in accordance with the aforementioned resolutions through exclusion of amendments and addenda related to the mentioned release of shares and making the following amendments to the Statute of Open Joint-Stock Company "Yukos Oil Company":
   1) Clause 1 of article 5 ("Statutory Capital of the Company") of the Statute of OAO NK Yukos should be amended as follows: "1 Statutory Capital of the Company shall be 8 947 858 (eight million, nine hundred and forty seven thousand and eight hundred and fifty eight rubles and 31.2 kopecks".
   2) Clause 2 of article 5 ("Statutory Capital of the Company") of the Statute of OAO NK Yukos should be amended as follows: "2. Statutory Capital of the Company shall be divided into 2 236 964 578 (two billion, two hundred and thirty six million, nine hundred and sixty four thousand, five hundred and seventy eight) nominal non-documentary equities with a nominal value of 0.004 rubles each".
   3) 2.1. The Company is entitled to place an extra 1 000 000 000 (one billion) nominal non-documentary equities with a nominal value of 0.004 rubles each, that entitle their owners to rights granted to shareholders who have equities of the Company in accordance with this Statute and Law of Russian Federation (authorized stock).
   4) . Location of the Conpany: Russian Federation, 115054, Moscow, Ul. Dubininskaya, 31A, is determined by the place of state registration of the Company".

2. The President of OAO NK Yukos is to register amendments to the statute of OAO NK Yukos and to perform other actions needed to introduce amendments to the Statute of OAO NK Yukos.

Voting variants:

FOR ***____(votes)   AGAINST ***____(votes)   ABSTAIN***____(votes)

**** Only for voting in cases mentioned in items 2-4 of Ballot Filling INSTRUCTIONS overleaf, please put relevant mark:*
[ ] voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[ ] voting is done in accordance with directions from owners of depositary securities;
[ ] voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[ ] a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.

Signature of the shareholder (representative) ____________(____________)
ATTENTION! Voting ballot should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS **for filling in voting ballots**	
1.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** [X] ***Voting is done in accordance with directions from owners of depositary securities.***
3.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, **then the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4.	In case not all shares are transferred after the compilation of the list of persons, entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot.

ATTENTION!
Read INSTRUCTIONS on the back of the BALLOT before voting!

VOTING BALLOT No. 3
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
June 23, 2005

Form of decision making – by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.
Mailing address for sending completed absentee ballots: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**
Absentee ballot submission deadline: June 20, 2005.

Meeting location: ***109012, Moscow, Ul. Ilyinka, 6, Congress Centre of the Chamber of Industry and Commerce of the Russian Federation.***
Meeting time: 11 AM, Moscow time.

Shareholder

Issue 5: Election of the Board of Directors of OAO NK YUKOS.
Resolution: Board of Directors of OAO NK YUKOS enumerating 11 Directors is elected from the following candidates:

Number of the shareholder's votes for issue No. 5 of the agenda (cumulative voting):

Voting variants:

Names, Patronymics and Surnames of the candidates to the Board of Directors	**Number of votes "FOR" the candidate** (*** ________ cumulative votes)	"AGAINST" all candidates (*** ________ cumulative votes)	"ABSTAIN" (*** ________ cumulative votes)
Beylin Yuriy Arkadyevich			
Bukle Francois Claude			
Gerashchenko Vladimir Vladimirovich			
Kontorovich Alexey Emilyevich			
Loze Bernard			
Pokholkov Yuriy Petrovich			
Saburov Evgeniy Fedorovich			
Semikoz Alezandr Petrovich			
Silayev Ivan Stepanovich			
Theede Stephen Michael			
Forosenko Vladimir Ivanovich			

**** Only for voting in **cases mentioned in items 4-6** of Ballot Filling **INSTRUCTIONS** overleaf, please put relevant mark:*
[ ] *voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;*
[ ] *voting is done in accordance with directions from owners of depositary securities;*
[ ] *voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;*
[ ] *a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*

Signature of the shareholder (representative) ____________ (____________)
ATTENTION! Voting ballot should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS **for filling in voting ballots**	
1.	For **cumulative voting a shareholder's number of** votes is multiplied by the number of persons to be elected to the Board of Directors. A shareholder is entitled to vote with all his votes for one candidate or distribute his votes between all or several candidates at his sole discretion. In other words, if a shareholder votes in favor of a candidate, he should cross out unnecessary variants "Against" and "ABSTAIN" and put down the number of votes given for candidate(s) opposite their names. If a shareholder votes **"AGAINST"** all candidates, he should cross out the unnecessary **"FOR"** and **"ABSTAIN" variants.** If a shareholder votes **"ABSTAIN"**, he should cross out the unnecessary "FOR" **and** "AGAINST" variants.
2.	**A fraction of vote obtained by multiplication of votes that belong to a shareholder who owns a fractional share by the number of Directors to be elected (Supervisory Council of the Company) may be given to one candidate only.**
3.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
4.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: **[X]** ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** **[X]** ***Voting is done in accordance with directions from owners of depositary securities.***
5.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, **then the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: **[X]** ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
6.	In case not all shares are transferred after the compilation of the list of persons, entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: **[X]** ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
7.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot.

ATTENTION!
Read INSTRUCTIONS on the back of the BALLOT before voting!

VOTING BALLOT No. 4
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
June 23, 2005

Form of decision making – by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.
Mailing address for sending completed absentee ballots: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**
Absentee ballot submission deadline: June 20, 2005.

Meeting location: ***109012, Moscow, Ul. Ilyinka, 6, Congress Centre of the Chamber of Industry and Commerce of the Russian Federation.***
Meeting time: 11 AM, Moscow time.
Shareholder
Number of the shareholder's votes for issues 6-8 in the agenda:

Issue 6: Election of the Audit Commission of OAO NK YUKOS.
Resolution: Audit Commission fo OAO NK YUKOS enumerating 3 members is elected from the following candidates:
1. Britkova Elena Vladimirovna

Voting variants:
FOR ***____(votes) **AGAINST** ***____(votes) **ABSTAIN*****____(votes)

2. Korobeynikova Nadezhda Evgenyevna

Voting variants:
FOR ***____(votes) **AGAINST** ***____(votes) **ABSTAIN*****____(votes)

3. Poltoratskaya Anna Mikhaylovna

Voting variants:
FOR ***____(votes) **AGAINST** ***____(votes) **ABSTAIN*****____(votes)

Issue 7: Approval of the Auditor of OAO NK YUKOS for financial year 2005.
Resolution: Audit company Closed Joint Stock Society Price Waterhous Coopers is approved as the Auditor of OAO NK YUKOS in 2005 financial year in both the Russian and international standards.

Voting variants:
FOR ***____(votes) **AGAINST** ***____(votes) **ABSTAIN*****____(votes)

Issue 8: Approval of overall remuneration for Directors of OAO NK YUKOS and reimbursement of expenses of the Directors for 2005-2006.
Resolution: Overall remuneration for Directors of OAO NK YUKOS and reimbursement of expenses incurred by the Directors due to fulfillment of their responsibilities as Members of the Board of Directors for years 2005-2006 is set at 1 million 500 thousand USD.

Voting variants:
FOR ***____(votes) **AGAINST** ***____(votes) **ABSTAIN*****____(votes)

****** Only for voting in cases mentioned in items 2-4 of Ballot Filling INSTRUCTIONS overleaf, please put relevant mark:***
[ ] voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[ ] voting is done in accordance with directions from owners of depositary securities;
[ ] voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[ ] a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.

Signature of the shareholder (representative) ____________ (____________)
ATTENTION! Voting ballot should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS **for filling in voting ballots**	
1.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), <u>EXCEPT FOR</u> the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: [X] ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** [X] ***Voting is done in accordance with directions from owners of depositary securities.***
3.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, **then the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: [X] ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4.	In case not all shares are transferred after the compilation of the list of persons, entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: [X] ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant <u>Power of Attorney</u> or its notarized copy should be submitted with the ballot.

NK-YUKOS Open Joint Stock Company

Materials of an extraordinary general meeting of NK-YUKOS OJSC shareholders

December 20, 2004

Moscow

CONTENT: Page

Draft decisions of the extraordinary General meeting
of NK-YUKOS OJSC shareholders
(December 20, 2004)

Issue 1: liquidation of NK-YUKOS OJSC
Draft decision:
1. Hereby NK-YUKOS Open Joint Stock Company is voluntarily liquidated.
2. The Order and terms of liquidation of NK-YUKOS OJSC are affirmed (enclosed).
3. The NK-YUKOS OJSC Liquidation Committee is appointed and consists of:
    - Teede, S. — Chairman of the NK-YUKOS OJSC Liquidation Committee
    - Beilin, Y. A.
    - Trushin, M. A.
    - Misamore, B.
    - Temerko, A. V.
    - Yelfimov, M. V.
4. The Liquidation Committee is delegated the power to manage NK-YUKOS OJSC.
5. The NK-YUKOS OJSC Liquidation Committee will inform the body entitled to perform state registration of legal entities of the adopted decision on NK-YUKOS OJSC liquidation and forming of the Liquidation Committee in written form.

Issue 2: bankruptcy of NK-YUKOS OJSC
Draft decision:
1. To claim to the arbitrage court insolvency (bankruptcy) of NK-YUKOS OJSC.
2. The of NK-YUKOS OJSC executive body (Managing organization YUKOS-Moskva LLC) will facilitate the claim to the arbitrage court insolvency (bankruptcy) of NK-YUKOS OJSC within 1 (one) month after the present decision is adopted.

OOO *Center for Corporate Procedures and Anti-crisis Management*
123007, Moscow, 14 5th Magistralnaya St., Building 1
Tel.: 203-3403, 290-5264 E-mail: npmsopau@npmsopau.ru

Financial analysis for NK-YUKOS OJSC

Subject of assessment: probability of the Company's bankruptcy
Bench marks: the legal entity's (Company's) accountancy of 01.04.04, 01.07.04, 01.10.04, forms 1,2.

The table shows design ratios, characterizing the Company's financial condition on 01.04.04, 01.07.04, 01.10.04, and the criterions on which the calculations are based.

Table 1

Figures	01.01.04	01.04.04	01.07.04	01.10.04
Assets				
Total Assets	550 095 131	554 018 319	575 020 391	590 146 290
Adjusted noncurrent assets	479 846 051	483 969 361	488 511 920	489 175 910
Current assets	69 894 315	69 694 432	85 334 506	99 066 815
Noncurrent receivables	0	0	0	0
Liquid assets	68 278 064	68 030 256	83 490 702	97 099 344
Most liquid current assets	6 127 110	11 060 920	10 168 686	18 966 961
Current receivables	62 150 954	56 969 336	73 322 016	78 132 383
Liabilities				
Equity funds	274 905 665	277 249 433	-61 569 876	-166 672 944
Debtors' liabilities	275 090 019	276 651 009	636 460 650	756 686 798
Long-term liabilities	199 125 356	184 069 678	184 499 224	187 686 212
Current debtor's liabilities	75 964 663	92 581 331	451 961 426	569 000 586
Finance results				
Net proceeds	274 905 665	277 249 433	-61 569 876	-166 672 944
Gross proceeds	275 090 019	276 651 009	636 460 650	756 686 798
Monthly average proceeds	199 125 356	184 069 678	184 499 224	187 686 212
Net profit	75 964 663	92 581 331	451 961 426	569 000 586
Criterions characterizing financial condition				
Cash ratio	0,0807	0,12	0,02	0,03
Current liquidity ratio	0,9	0,73	0,18	0,17
Ratio of backing the debtor's liabilities by its assets	2	2	0,9	0,78
Creditworthiness rate for current liabilities	See explanation	15,2	48,2	71,3
Autonomy rate	0,5	0,5	-0,11	-0,28
Working capital ratio	-2,93	-2,97	-6,45	-6,62
Receivables-total assets ratio	0,11	0,1	0,13	0,13
Return on assets	0,07	0,004	-0,14	-0,3
Net profit margin		0,13	-1,38	-2,54
Return on primary activity, %	-0,4	30,5	0,3	0,35

Explanations for Table 1:

1. Due to the absence of Form 2 accountancy data in 2003, the net proceeds are not specified, and the 'Ratio of backing the debtor's liabilities by its assets' and 'Return on assets' are not calculated.
2. Due to the fact that the net proceeds (page 010 of Form 2 for the 3rd quarter in 2004 — 5 151 059 hundred rubles) constitutes only 7.1 % of the Company's total income, incomes from all the activities were used for the analysis and the calculation of the rates. The basic income, 60.9 %, is secured by the Company from the extraordinary income. The same applies to the accountancy for 01.04.04. and 01.07.04.
Having studied the values and the dynamics of the criterions and rates based on the accountancy data, the following was ascertained:

The company's total assets value in 9 months of 2004 rose by 7.3 % (40 051 159 hundred rubles), which is due to the rise of noncurrent assets by 10 878 659 hundred rubles (2 %) and the rise of current assets by 29 172 500 hundred rubles (41.7 %).

The Company's assets structure practically did not change in the analyzed period. A substantial part of the assets are noncurrent assets (83 %). 98 % of the latter are long-term financial investments, represented by blocks of stock of affiliated and associated equities of the Company.

The growth of the Company's noncurrent assets in mostly due to the growth of the long-term financial investments into affiliated entities by 10 406 760 thousand rubles (the growth is 2 %) and increased value of the deferred tax assets 5.4 times (by 1 548 800 thousand rubles).

The growth of the Company's current assets in 9 months, 2004, as compared to the beginning of the year, is due to the increase in values practically in all the balance sheet items, namely:

- — increase in reserves — 244 110 thousand rubles (31 %)
- — increase of short-term debtor liabilities — 15 981 429 thousand rubles (25.7 %)
- — short-term financial investments grew 2.75 times (by 5 409 635 thousand rubles)
- — the cash resource sum increased 3.4 times (by 7 430 216 thousand rubles).

There have been significant changes in the liability structure.
At the beginning of the year the Company had 274 905 665 thousand rubles of equity funds, whereas after 9 months of 2004 they were completely lost in losses, which amount to 167 915 742 thousand rubles (28.5 % of all the Company's assets). As a result, the equity funds scarcity was 166 683 746 thousand rubles.

Long-term obligations since the beginning of the year decreased by 5.7 % (11 406 155 thousand rubles) and estimated for 187 818 648 thousand rubles.

Beginning with the results of 2003 a quarterly increase of the Company's current obligations can be seen. Compared to the beginning of the year the current obligations increase totaled 21 %, following the results of the 1 six months current obligations increased 5.94 times and totaled 541 961 426 thousand rubles, following the results of 9 months of 2004 — 7.49 times, totaling 569 000 586 thousand rubles. The increase is due to the growth in practically all the items of the Company's current obligations:

- — the short-term loans and credits total rose 286 times and totaled 52 570 678 thousand rubles
- — creditor liability rose 5.14 times and totalled 257 351 900 thousand rubles, including:
    - o liability to suppliers and contractors rose 3.6. times and totaled 115 971 268 thousand rubles
    - o tax and duties liability rose 306.3 times and totaled 126 452 321 thousand rubles
- — other short-term obligations emerged, totaling 258 817 705 thousand rubles.

Creditworthiness

1. *Cash ratio*, calculated as a ratio of the most liquid current assets and current obligations (only 3 % of the current obligations, 17 070 017 thousand rubles can be payed immediately).
2. *Current liquidity ratio* characterizes the degree to which the Company is provided with working capital for its economic activity and extinguishing its obligations in due time; its calculated as the ratio of liquid assets and the debtor's current obligations (By selling the liquid current assets the Company is able to extinguish 18 % of its obligations).
3. *Ratio of backing the debtor's liabilities by its assets* characterizes the debtor's assets value per unit of debt and is calculated as the ratio of the sum of liquid and adjusted noncurrent assets and the debtor's obligations.

The change in the assets liquidity is shown in the pic.1.

Assets liquidity

Pic.1



2,50
2.00
1.50
1,00
0.50
0,00
Jan 04
Apr 04
Jul 04
Oct 04
Cash ratio
Current liquidity ratio
Ratio of backing the debtor's liabilities by it's assets

4. *Creditworthiness rate for current liabilities* determines the organization's current creditworthiness, its short-term borrowed assets and the possible term of extinguishing of the current liability to creditors from the proceeds (the company is unable to pay its debts in terms stated by the bankruptcy law (3 months) by means of its day-to-day operations).

5. *Autonomy rate* (financial independency rate) shows the part of the debtor's assets that are backed by equity funds; it is calculated as the ratio of equity funds and total assets (the autonomy rate becomes negative (-0.28), which proves the Company's total dependency on loan financing).
6. *Working capital ratio* defines the Company's the degree to which the Company is provided with working capital, essential for its financial stability; it is calculated as the ratio of difference in equity funds and adjusted noncurrent assets to the value of the current assets (the ratio grows worse quarterly and is negative (-6.62), which proves total absence of equity funds of financing of the current assets).
7. *Receivables-total assets ratio* is calculated as the ratio between the long-term debtor's liability, short-term debtor's liability and potential current assets which are to be returned, and the company's total assets.
8. *Return on assets* characterizes the effectivity of using the company's property and is calculated as a percentage ratio of the net profit (loss) and the company's total assets (after 9 months the Company had a loss of 30 kop. Per 1 rub. Of total assets).
9. *Net profit margin* characterizes the level of earnings of the Company's economic activity; it is measured in per cents and is calculated as the ratio of net profit and total income.

Summary

1. The Company has been showing signs of non-creditworthiness for 9 months of 2004, as it has been unable to pay its obligations in terms stated by the bankruptcy law (3 months), neither by means of its day-to-day operations, nor by means of selling its current assets.
   The rate of creditworthiness rate for current liabilities, 71.3 months (about 6 years)

proves the presence of the current obligations which were not carried out by the debtor in 3 months from the due date of their performance. In this case, according to Paragraph 2 Article 3 of the Federal Law On Insolvency (Bancruptcy) № 127-ФЗ of 26.10.2003, the Company has the signs of bankruptcy.

2. The Company's day-to-day operations for the 9 months of 2004 are loss-making. The Company's income from all its activities do not compensate its expenses, the loss is 182.7 billion rubles.
3. The Company lost its financial stability; its work completely depends on borrowed sources of financing. All the Company's assets are formed from borrowed sources.
   — Authorized equity capital is completely lost, the equity funds scarcity after 9 months totals 166.7 billion rubles.
   — During the whole analyzed period the Company has no its own circulating assets, and part of the Company's noncurrent assets is formed from borrowed sources.
4. The financial condition is extremely dependable on the market quotations of shares, constituting the block of long-term financial investments, which, after 1 six months amounts to 81.5 % of the Company's assets value.
5. In 2 and 3 quarter of 2004 the negative trend of falling of the Company's assets liquidity remains. To carry out the accumulated obligations the Company must sell all of its assets, current, as well as noncurrent, which will mean the termination of financial and economic activity and liquidation of the Company. But even in this case if the assets are sold at their balance value, there will not be enough funds to carry out obligations.

It should be noted that selling the noncurrent assets to carry out the obligations will take considerable time, during which the sum of charged fine sanctions for not carrying out the claimed obligations will increase.

Besides, meeting the claims of one or several creditors will result in unability to carry out financial obligations, fully pay obligatory and other payments to the rest of the creditors.

Which, according to Article 9 of the abovementioned Law, obliges the debtor to claim to the arbitrage court.

General Director ____ N. A. Galachiants.

YUKOS Company: working principles and tax claims

1. NK YUKOS (hereinafter referred to as 'the Company'), as any vertically-integrated company established according to Presidential Edicts and other normative act on privatization and holding companies, is a complex of commercial organizations. From the moment of establishment of the holding company, for the purpose of its working as a sole industrial complex and the achieving objectives, specified in the Government decree on its establishment, the organizations, forming the Company, carry out their activities on the ground of existing economic connections, made and are making between themselves many transactions, which enable YUKOS NK to work uninterruptedly as a consolidated industrial complex. The biggest and most substantial of them were the transactions involving selling oil by extractive enterprises of the Company to the processing enterprises.

From the moment of enactment of the Tax Code the Company provided accordance of all the transactions with the norms of the Code, specifying the order of defining fair market price in these transactions. The Company's enterprises used all possible economical and legal mechanisms to prove and mark fairness of the prices in transactions. For instance, practically all the oil the Company produced was sold at public auctions, where it could be bought freely by any interested organization. The fact that the Company's enterprises usually transfer only substantial values of oil, close to the values of their monthly extraction, was due to the necessity of maintaining uninterrupted and effective production.

In contexts of absence in the country of stock market oil prices or any similar mechanism by which market prices can be defined in current mode, using public auctions enabled the Company to make internal transaction at prices maximally close to average oil prices in the regions where extracting enterprises of the Company were working. Deviations that had place were due only to the amount of transactions and other specific factors, the possibility of which was provisioned by the Tax Code.

2. NK YUKOS, as any vertically integrated corporation of international level which carried out its activities in many countries, included foreign legal entities, as well as Russian, which, in compliance with Russian law, were not its affiliated or associated structures, but were consolidated in the Company according to the internationally recognized principles of accountancy US GAAP.

The results of the activity of this consolidated Company, based on international principles of corporative management, were proved through many years by Price Waterhouse Coopers, the international auditor of NK YUKOS, and published for Russian and international public.

The Company's reports, continually analyzed by foremost investment banks and analytics, as well as the US Securities Commission where they were submitted due to the issue of stock by ADR Company, undoubtedly proved the absence of any misuse, involving illegal transfer of funds or assets in the course of the Company's subdivisions' activity.

The Company's working principles largely repeated the working principles of the foremost international corporations and were typical for most progressive of the Russian companies in all branches of industry.

3. Nevertheless, tax bodies revised the Company's work for the period of 2000-2003 by retrospective application of tax norms that hadn't existed before and their highly unexpected commentary.

Currently the value of taxes, mulets and fines additionally charged to NK YUKOS is 594 585 billion rubles, or almost 21 billion USD. This sum also includes executive duty at the rate of 7 %, which are currently charged by the Court Bailiffs Service for the tax bodies' claims of 2000-2001. Three main extracting enterprises of the Company were imposed with additional substantial sums of tax payments: Yuganskneftegas OJSC (106 570 billion rubles, or about 3.7 billion USD), Tomskneft OJSC (3.67 billion rubles, or about 128 million USD)

and Samaraneftegas OJSC (6.882 billion rubles, or about 239 million USD). These charges are designed to lower, as much as possible, the market value of the named enterprises to sell them to the NK YUKOS OJSC itself for executive of tax claims. Less important for the whole Company, but extremely substantial for the business additional charges were made for processing enterprises (for instance, over 100 mln rubles for 2001 and 2002 for ANHK OJSC). As a result, the total additional tax liability of the Company as a sole consolidated manufacturing complex reached 711.752 billion rubles, or 25 billion USD.

4. NK YUKOS, including all the enterprises constituting it has always worked in compliance with present tax law. Besides of the analysis of its accountancy, submitted regularly and in order stated by the law, the tax bodies carried out continuous multiple tax inspections of the Company and its enterprises. For example, the Ministry of Taxation Inspection Board of Nefteyugansk in 2003 carried out a field tax inspection of NK-YUKOS OJSC for 200-2001.

The additional charges made after the repeating tax inspections for 2000 and 2001, as well as field tax inspections for 2002 and 2003 were based not on tax laws, but on voluntary, contradictory and inconsecutive commentary of these laws by tax bodies.

Despite the courts' support of the tax bodies position, the Company and consultants which it has invited to protect its interests, deem the above mentioned additional charges contradict the Russian tax law and The Convention on human rights and fundamental freedoms.

(1) NK-YUKOS OJSC was additionally imposed with company and organization income tax, as well as taxes which are the source for the road funds in RF, with corporate property tax, duty for maintaining and servicing social housing fund, which constitute a substantial part of additional charges.

The company had entirely legal regional and local tax privileges for these taxes, which were used by the organizations registered on the territories with privileged tax regime. Some of those organizations were part of the YUKOS consolidated company, but worked according to the above stated principles of economic independency. It is redundant to say that similar legal methods of tax sheltering were being used by practically all the biggest Russian companies. Despite the fact that the Government repeatedly claimed that those firms' activity was patronized in order to develop the economically retarded regions of the country, the budgets of which received the vast majority of taxes, the tax bodies have simply coined a new name for these firms now, 'dummy'. The Russian law doesn't specify such concepts, but tax people used it especially for the Company, by simply 'adding' the profit of the firms they considered 'dummies', which had already paid billions of taxes to the federal and regional budgets, to the YUKOS Company profit.

(2) Without any legal basis the tax bodies 'endowed' NK-YUKOS OJSC with property rights for all the oil and oil products, which belonged to the firms that had been called 'dummies' and 'associated'. Neither Ministry of Taxation Inspection Board, nor court organs have any documents enabling them to deduce that NK-YUKOS OJSC had rights of property for other entities' possessions.

(3) The most demonstrative example of unlawfulness and inconsistence of the tax bodies' position is imposing NK-YUKOS OJSC with additional sums of VAT for the export operations preformed by the so called 'associated organizations' in 2000-2003.

These additional sums are based on attributed to the 'associated organizations'export earnings to NK-YUKOS OJSC and non-application the VAT export privileges stated only by federal laws for the taxation of this earnings. The tax bodies and courts do not doubt the export took place, they have no reproof concerning the documents which confirms the fact of export. The only ground for not applying the VAT export privileges is that the documents,

proving the rights for the tax privileges, were submitted to the tax bodies by the ***'associated organizations' which had carried out the export operations in question, and not NK-YUKOS OJSC*** itself. This approach contradicts elementary logic.

Moreover, the RF Ministry of Taxation position concerning VAT shows that the tax bodies apply double standards to the Company. On the one hand, they 'add' the results of the NK YUKOS OJSC economic activity to the results of a number of firms and consider their property the Company's property, thus creating for the Company new illegal obligations. On the other hand the tax bodies do not consider the documents submitted to get the VAT export privileges by the firms whose oil has already been named the NK-YUKOS OJSC property. This method enables the inspectors to additionally impose NK-YUKOS OJSC with huge mulet and fine, while the oil export is real and is not doubted by anybody. This results in the situation when the product export is 'artificially' imposed with taxes, motivated only by the inspectors' desire to raise the additional sums.

(4) Neither did the tax bodies hesitate to impose with the income tax the funds directed from the Company's affiliated companies to the centralized development fund of the holding. The tax bodies are not discouraged by the fact that similar operations are not imposed with income tax, which is positively stated in Article 251 of the Russian Federation Tax Code, and they are carried out by all the biggest Russian companies.

(5) The simple naming the Company 'unconscientous tax payer' allowed them to fine NK-YUKOS OJSC after the inspection for 2000 about 700 mln USD, when the legal three year term of tax sanctions application had already expired. The Ministry of Taxation deems that guarantees of the tax payers rights specified by tax laws do not apply to 'unconscientous' tax payers (therefore, we can continue, the guarantees stated by the Criminal Code and the Criminal Procedure Code apply only to honest citizens...).

Besides, absurd doubled fines, totaling about 7 billion USD, were applied to NK-YUKOS OJSC after the inspections for 2001, 2002 and 2003. That, in the inspectors' opinion, was justified by the circumstances, 'aggravating' the Company's liability. The absurdity of the tax bodies' position is evident and only shows the inspectors' desire to increase the additional tax sums after inspections by any means. As a matter of fact, the additional NK-YUKOS OJSC charging is based on unlimited opinion of the tax bodies, which, with such an approach, can additionally impose any tax payer with any tax, mulet or fine sum at their own will, which is evidently in contradiction with Article 57 of the RF Constitution.

5. An absolutely similar approach was applied by arbitrage courts in the course of settlement of arguments between NK-YUKOS OJSC and the tax bodies, concerning the results of the Company's inspections. Multiple abridgements which took place during the trials in question, show their bias and unilateral ness. An especially demonstrative fact is that the cases, connected with additional tax sums for NK-YUKOS OJSC, were practically tried by the 'closed' chamber of the same judges.

The execution of court acts and the tax bodies' decisions to impose NK-YUKOS OJSC with additional taxes are also performed with a considerable amount of abridgements. The most substantial of them is that the execution was levied upon the stock of OJSC Yuganskneftegas, the main extracting enterprise of the Company. The controlling block of OJSC stock was transferred to the Company by the Presidential edict, and it will be legal to sell those assets only after lack of other assets is ascertained. The Company has repeatedly asked state bodies of different levels responsible for the execution procedure, to levy the execution first on other assets, which can be sold without such damage to the Company (gas extracting business, oil and gas processing assets, ENERGO JSC'S stock). The executive procedure is also used to increase the Company's debt by applying fines in the form of executive duty at the highest rate of 7 %, which is a serious violation of constitutional principles of administrative responsibility measures.

Affirmed
By the extraordinary General Meeting
of NK-YUKOS OJSC shareholders
of December 20, 2004

ORDER AND TERMS OF NK-YUKOS OJSC LIQUIDATION

Liquidation of NK-YUKOS OJSC (hereinafter referred to as 'the Company') is performed in compliance with the current laws, the Company's Articles of Incorporation, the General meeting of the Company's shareholders decisions and the present Order, by the decision of General meeting of NK-YUKOS OJSC shareholders of 20.10.2004 on the voluntary liquidation of NK-YUKOS OJSC.

1. The NK-YUKOS OJSC liquidation committee

1. The Liquidation Committee is entitled to carry out the Company's liquidation, it has the powers of managing the Company, representing the Company in court and state bodies, as well as performing other actions in connection with managing and (or) liquidation of the Company, in accordance with current laws, the Company's Articles of incorporation and the present Order.

2. The Company's Liquidation Committee exercises functions including:

— publishing information and sending notices of the Company's liquidation
— Take inventory of the Company's property, assets and obligations
— taking measures to find the Company's creditors and sending them written notices of the Company's liquidation
— examining claims of the Company's creditors and decides on their meeting (refusing)
— settling with creditors, including selling the Company's property
— taking measures for securing the debtor's liabilities by the Company
— sending documents and informing the registration, tax and other state bodies of the Company's liquidation and other events specified by the law
— making interim and final liquidation balance-sheet which is to be submitted for the General Meeting's affirmation
— distribution of the property left after with settling with creditors, between the Company's shareholders
— carrying out other activities essential for managing and (or) liquidation of NK-YUKOS OJSC, in compliance with current laws, the Company's Articles of incorporation and the present Order.

3. The Liquidation Committee has all the rights and powers to manage and liquidate NK-YUKOS OJSC (including the rights and powers of the head and the executive bodies of the Company), including the right to commit and execute transactions, represent the Company in court, state bodies, in front of third parties, to issue powers of attorney, give obligatory instructions, issue order documents, other rights and powers.

4. The Liquidation Committee Chairman acts on behalf of NK-YUKOS OJSC without a power of attorney and signs documents on behalf of NK-YUKOS OJSC and the Liquidation Committee.

2. The order of liquidation of NK-YUKOS OJSC

5. Within a month from the date of the decision on liquidation of the Company the notice of liquidation of NK-YUKOS OJSC is published in the 'Izvestiya' newspaper, specifying the order and terms of the liquidation and the creditors' claims (hereinafter referred to as the Notice). The Liquidation Committee also informs the Company's creditors of the liquidation in written form.

6. The creditors of the Company can submit their claims in written form (specifying their full names: first, middle and last name), their places of location (living), grounds and values of claims and enclosing the documents proving the above mentioned) in terms set by the Liquidation Committee, but no less than 2 month from the date of publishing of the Notice.

7. The submitted proper claims are examined by the Liquidation Committee, which decides on their meeting (in part or completely) or refusing to do so.

8. After the term of claims has expired, but no later than 3 months after the date of publishing of the Notice, the Liquidation Committee makes an interim liquidation balance-sheet of the Company and submits it for affirmation of the General Meeting of the Company's shareholders.

9. After the interim liquidation balance-sheet is affirmed, the Liquidation Committee carries out settling with creditors in order stated by current laws:

— from the date of affirmation of the interim liquidation balance-sheet settlements with creditors of 1-4 priority, according to Article 64 of the Russian Federation Civil Code, are made

— after a month from the date of affirmation of the interim liquidation balance-sheet settlements with creditors of 5 priority. According to the RF Civil Code, are made

— claims of creditors of each priority are met after the complete meeting of claims in previous priority

— in case the Company's cash funds are not enough to meet claims of the creditors, the Liquidation Committee is entitled to sell the Company's property at a public auction in order stated for the execution of court decisions

— a creditor's claims submitted after the terms of claims have expired, are met from the Company's property left after meeting the claims submitted in due time.

10. According to Articles 9, 224 of the Federal Law 'On Insolvency (bankruptcy)', in case during the liquidation should be discovered that the value of NK-YUKOS OJSC property is not enough to meet its creditors' claims, NK-YUKOS OJSC is liquidated in order stated by the Federal Law 'On Insolvency (bankruptcy)'. Should the circumstances in question be discovered, the Liquidation Committee is to claim NK-YUKOS OJSC bankruptcy to the arbitrage court in order stated by the current law.

11. The creditors' claims, which are not met due to the lack of the Company's property, are considered extinguished. The same refers to the creditors' claims which are not admitted by the Liquidation Committee, if the creditor has not claimed them in court, as well as the claims which were rejected by the court.

12. After settlements with creditors the Liquidation Committee makes the final liquidation balance-sheet of the Company and submits it for the General Meeting's affirmation.

13. The Company's property left after settlements with creditors is distributed between shareholders by the Liquidation Committee in the following order:

— firstly, the shares that must be besought by the Company are paid, then the Company's property is distributed between shareholders of the Company, in proportion to the number of shares they own

— The Liquidation Committee distributes the Company's property in monetary form by transferring the money which are to be paid to a shareholder to the bank account he specified

— The Liquidation Committee, with consent of the shareholder, may transfer to him Company's property of equal value (in part or in whole) instead of paying him the money are due to him

— The Liquidation Committee is entitled to place the funds to the shareholder to a notary deposit, according to Article 327 of the RF Civil Code

— The Liquidation Committee sells the Company's property to settle with share holders.

14. After settlements with a shareholder his shares are transferred to the Company and extinguished.

15. After the distribution of the Company's property between its shareholders the Liquidation Committee informs the registering body of completion of the liquidation process and submits documents for state registration of the Company's liquidation.

16. The NK-YUKOS OJSC is considered complete and NK-YUKOS OJSC ceased its existence from the moment of making a proper sign in the Uniform State Registry of Legal Entities.

Open Joint-Stock Company "Yukos Oil Company"

Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26.

Dear Shareholders!

Open Joint-Stock Company "Yukos Oil Company" (herein referred to as "OAO NK Yukos" or the "Company") hereby notifies you that an extraordinary General Meeting of Shareholders of OAO NK YUKOS (herein referred to as the "Meeting") will be held on **December 9, 2005**. The agenda of the Meeting will be as follows:

1. Amendments to Article 5 of the Statute of OAO NK YUKOS entitled the "Statutory Capital of the Company".

2. Amendments to Article 2 of the Statute of OAO NK YUKOS entitled the "Location and Mailing Address of the Company".

The Meeting will be conducted through **absentee voting** (without shareholders being present to discuss issues included in the Agenda or to make resolutions on issues put to the vote).

The list of persons entitled to participate in the Meeting is based on the register of Company shareholders as of **October 21, 2005.**

Voting ballots filled in and signed by shareholders of OAO NK YUKOS are to be sent to the Registrar of OAO NK YUKOS at: ***Moscow, Ul. Narodnogo Opolcheniya, 34, ZAO M-REESTR, 123423.*** Deadline for receipt of the voting ballots by the Registrar (ZAO M-Reestr) is **December 9, 2005.** The last day upon which voting ballots shall be collected will be the date of the Meeting.

In accordance with Articles 48 and 49 of the Federal Law "On Joint Stock Companies," resolutions on amendments and addenda to the Company Statute are made by the General Meeting of Shareholders **by a majority of 75% of votes** of shareholders who are present at the meeting and own shares with voting rights. Materials related to the Agenda of the Meeting include:

- Project of amendments and addenda to the Statute of OAO NK Yukos;
- Project of resolutions on issues included in the Agenda.

Shareholders may obtain materials related to the Agenda of the Extraordinary Meeting of Shareholders of OAO NK Yukos from **November 15, 2005 through December 9, 2005** on working days from 14-00 through 17-00 (local time) in the following locations:

- Moscow, Ul. Dubinskaya, 31a, tel. (095) 247-60-90, (095) 788-00-36;
- Moscow, Ul. Narodnogo Opolcheniya, 34, ZAO M-Reestr, tel. (095) 946-86-10, (095) 946-86-17;
- Nefteyugansk, 2nd Mikrorayon, Ul. Lenina, 24, Trast Bank building, 4th floor, ZAO YUKOS-Mamontovo office, tel. (34612) 37-959.
- Samara, Volzhskiy Prospect, 50, 6th floor, Administrative Department, Corporative Management Division, tel. (8462) 28-34-39;
- Strezhevoy, Tomsk region, Ul. Burovikov 23, tel. (38259) 6-95-36, 6-96-34, 6-95-35.
- Ul. Gagarina, 7, Office 31, Abakan, tel. (39022) 4-77-66;
- Angarsk, OAO ANKhK, Company Office, Object 1445. Facility 1445, how to get: Tram 5, :Shuttle bus 10, 20, Buses 10, 6U, 12U, stop name "Upravleniye OAO ANKhK", Room No. 512, Tel. (3951) 57-87-42, 57-89-57, 57-60-66;;
- Achinsk-14, Adm. building of OAO ANPZ VNK , Room 102, Tel. (39151) 5-36-21, 5-38-03, also at Achinsk, Ul. Kirova, 83, foyer, Tel. (39151) 5-05-40;
- Belgorod, Ul. Pobedy, 16, lobby, Tel.(0722) 33-57-69, 32-69-12;
- Bratsk-34, settlement of Padun, industrial site, administrative building of OAO BNP, Room No. 1, Tel., (3953) 36-48-74, 32-37-45;
- Irkutsk, Ul. Oktyabrskoy Revolyutsii, 5, Room No. 403, Tel. (3952) 34-26-88;
- Lipetsk, Ul. Gagarina, 102, Property Management Department, Tel. (0742) 36-87-36;

• Novokuybyshevsk, OAO Novokuybyshevskiy NPZ Trade, Union Committee Building, Room No. 205, Tel. (84635) 3-41-79, 3-43-95.

• Oryol, Ul. Mayakovskogo, 40, Tel. (0862) 75-20-22;

• Penza, Ul. Neytralnaya, 104, Tel. (8412) 59-39-28, 56-43-81;

• Samara, Ul. Galaktionovskaya, 72, 1st floor, lobby, Tel. (8462) 32-41-74, 33-77-53;

• Samara, Ul. Kishinyovskaya, 13, Room No. 213, Tel. (8462) 77-36-63, 77-30-54;

• Stavropol, Ul. Lermontova, 185, 6th floor, conference hall, Tel. (8652) 26-66-77;

• Syzran, Ul. Astrakhanskaya, 1, Plant Management Building lobby, Securities Management Room, Capital Construction, Department Building, Tel. (84643) 6-54-56, 595-31-36.

• Tambov, Ul, Pionerskaya, 9a, visitors' room, Tel. (0752) 75-10-13, 75-16-71;

• Tomsk, Ul. Pushkina, 30, Room No. 10, Tel.(3822) 65-25-18,65-34-25 r.;

• Ulan-Ude, Ul. Zaovrazhnaya, 1, Rooms No. 4 and 5, Tel. (3012) 29-80-13;

• Ulyanovsk, Ul. L. Tolstogo, 91, Room No. 12, Tel. (8422) 41-74-76,41-78-05;

• Khanty-Mansiysk, Ul. Chekhova, 2, room 113, Tel. (34671) 3-37-57, 3-34-95;

• Krasnoyarsk Territory, Bolyneuluyskiy District, Oli Refinery Industrial Area, Administrative Building of OAO ANPZ, room 109, tel. (39151) 5-36-21.

If a shareholder **voting by proxy** sends a ballot to the Returning Board of the Company, the relevant **Power of Attorney or its notarized copy** should be submitted with the ballot.

The Power of Attorney should be made in accordance with the effective Law and contain information concerning the person acting by proxy and the representative (name and surname or company name, residence or location, and passport information. Passport information to be mentioned in the Power of Attorney for voting includes series, number and date of issue of passport). These requirements are based on paragraph 3, clause 1, article 57 of the Federal Law "On Joint Stock Companies," clause 4.1 of the Provision on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17 ps (17/nc) of May 31, 2002 and on the requirements of clause 5 of article 185 of the Civil Code of the Russian Federation.

Transferred Powers of Attorney should be notarized (in accordance with clause 3 of Art. 187 of the Civil Code of Russian Federation). The primary Power of Attorney is not required if the shareholder's representative provides a Return Commission with the transferred Power of Attorney.

Representatives of legal entity shareholders (or of representatives thereof) acting without a Power of Attorney based on the legal entity's Statute should provide the following documents with the voting ballot according to requirements as per clause 4.7 of the Provisions on Additional Requirements for Convocation and Carrying out General Meetings of Shareholders approved by Resolution No. 17/пс (17/nc) of May 31, 2002 :

• A document (or its notarized copy) that certifies this person's appointment or election as the sole executive officer of the legal entity or an abstract from such a document.

• A notarized copy of the statutory documents of the legal entity (Statute, Provisions, etc., Statute and Articles of Association for Open Joint Stock Companies).

Board of Directors of OAO NK YUKOS

ATTENTION!
Read INSTRUCTIONS ON THE BACK OF THE BALLOT before voting!

VOTING BALLOT No. 1
for voting at the Extraordinary General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
December 9, 2005

The Meeting will be conducted through absentee voting (without shareholders being present to discuss issues included in the Agenda or to make resolutions on issues put to the vote).

Date of the meeting (voting ballot submission deadline) - December 9, 2005.
Completed absentee ballots should be sent to: **Moscow, Ul. Narodnogo Opolcheniya, 34, ZAO M-REESTR .**

Shareholder ____
Number of the shareholder's votes for the issues included in the agenda:

Question 1: Amendments and addenda to Article 5 of the Statute of OAO NK Yukos "Statutory Capital of the Company".
Resolution:
Clause 1 of article 5 ("Statutory Capital of the Company") of Statute of OAO NK Yukos should be amended as follows: "*1. Statutory Capital of the Company shall be 8 947 858 (eight millions, nine hundred and forty seven thousand and eight hundred and fifty eight rubbles and 31.2 kopecks".*
Clause 2 of article 5 ("Statutory Capital of the Company") of Statute of OAO NK Yukos should be amended as follows: *"2. Statutory Capital of the Company shall be divided into 2 236 964 578 (two billion, two hundred and thirty six million, nine hundred and sixty four thousand, five hundred and seventy eight) nominal non-documentary equities with a nominal value of 0.004 rubbles each".*
Clause 2.1 of article 5 ("Statutory Capital of the Company") of Statute of OAO NK Yukos should be amended as follows: *"2.1. The Company is entitled to place an extra 1 000 000 000 (one billion) nominal non-documentary equities with a nominal value of 0.004 rubbles each, that entitle their owners to rights granted to shareholders who have equities of the Company in accordance with this Statute and Law of Russian Federation (authorized stock).*
The President of OAO NK Yukos is to register amendments to the statute of OAO NK Yukos and to perform other actions needed to introduce amendments to the Statute of OAO NK Yukos.

Voting variants:
FOR *** ____(votes) AGAINST *** ____(votes) ABSTAIN *** ____(votes)

Question 2: Amendments and addenda to Article 2 of the Statute of OAO NK Yukos "Location and Mailing Address of the Company".
Resolution:
Clause 1 of article 2 ("Location and Mailing Address of the Company") of the Statute of OAO NK Yukos should be amended as follows: "1. Location of the Company: Russian Federation, 115054, Moscow, Ul. Dubininskaya, 31A, is determined by the place of state registration of the Company."
The President of OAO NK Yukos is to register amendments to the statute of OAO NK Yukos and to perform other actions needed to introduce amendments to the Statute of OAO NK Yukos.

Voting variants:
FOR *** ____(votes) AGAINST *** ____(votes) ABSTAIN *** ____(votes)

*** *Only for voting in cases mentioned in items 2-4 of Ballot Filling INSTRUCTIONS overleaf, please put relevant mark:*

[ ] *voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;*
[ ] *voting is done in accordance with directions from owners of depositary securities;*
[ ] *voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;*
[ ] a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.

Signature of the shareholder (representative) ____________(____________)

ATTENTION!
Voting ballots should be signed by the shareholder or his authorized representative. Voting ballots that ae not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS for filling in voting ballots	
1.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** ***[X] Voting is done in accordance with directions from owners of depositary securities.***
3.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, then the **fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4.	In case not all shares are transferred after the compilation of the list of persons entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot.

Open Joint-Stock Company "Yukos Oil Company"

Location according to the Statute: Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26.

Dear Shareholders!

Open Joint-Stock Company "Yukos Oil Company" (herein referred to as "OAO NK Yukos" or the "Company") hereby notifies you that an extraordinary General Meeting of Shareholders of OAO NK YUKOS (herein referred to as the "Meeting") will be held on **December 20, 2004**.

The Meeting will be conducted by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.

Meeting location: ***Russian Federation, Moscow. Ul. Ilyinka, 6, Congress Centre.***

Meeting time: **- 12 AM, Moscow time**.

Registration of Meeting participants - from **09:30,** Moscow time. Meeting participants will be registered in Moscow in the Meeting location.

The list of persons entitled to participate in the Meeting is based on the register of OAO NK Yukos shareholders as of November **02, 2004.**

Absentee ballots, completed and signed, should be received by the Closed Joint Stock Company M-Reestr, the Registrar of OAO NK Yukos functioning also as the Returning Board, **by December 17, 2004 (inclusive),** at: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**

Meeting Agenda:

1. Liquidation of OAO NK Yukos.

2. Bankruptcy of OAO NK Yukos.

ATTENTION! If a resolution in favor of the first issue in the Agenda is made, the second issue will not be put to the vote.

Materials related to the Agenda of the Meeting include:

- Draft Resolutions of the Meeting;
- Analysis of financial condition of OAO NK YUKOS;
- Memorandum entitled "YUKOS Company: Principles of Operation and Tax Claims";
- Procedure and terms of liquidation of OAO NK YUKOS.

The above materials are enclosed to this notification and to voting ballots.

Shareholders may obtain materials related to the Agenda of the Extraordinary General Meeting of Shareholders of OAO NK Yukos from **November 29, 2004 through December 19, 2004** on working days from 14-00 through 17-00 (local time) in the following locations:

- Moscow, Ul. Dubininskaya, 31a, tel. 924-50-03, 921-69-35;
- Moscow, Ul. Vavilova, 23, ZAO M-Reestr., tel..719-09-45, 719-09-42;
- Nefteyugansk, 7th Mikrorayon, 49, 3rd floor, room 303, tel. (34612) 30-209, 30-272.
- Samara, Ul. Kuybysheva, 145, room 128, tel. (8462) 39-94-78;
- Strezhevoy, Tomsk region, Ul. Burovikov 23, tel. (38259) 6-95-36, 6-96-34, 6-95-35.
- Tomsk, Ushayka Quay, 24 (Oil House), room No. 419, tel.(3822) 27-53-87;51-31-32;
- Ul. Gagarina, 7, Office 31, Abakan, tel. (39022) 4-77-66;
- Angarsk, OAO ANKhK, Company Office, Object 1445, Facility 1445. How to get: tram 5, shuttle bus 10, 20, buses 10, 6U, 12U, stop name "Upravleniye OAO ANKhK", Room No. 512, Tel. (3951) 57-87-42, 57-89-57, 57-60-66;
- Achinsk-14, Adm. building of OAO ANPZ VNK, Room 102, Tel. (39151) 5-36-21, 5-38-03, also at Achinsk, Ul. Kirova, 83, foyer, tel. (39151) 5-05-40;
- Belgorod, Ul. Pobedy, 16, lobby, tel.(0722) 33-57-69, 32-69-12;
- Bratsk-34, settlement of Padun, industrial site, administrative building of OAO BNP, Room No. 1, tel., (3953) 36-48-74, 32-37-45;
- Bryansk, Ul. S.Perovskoy, 48, Machine Bureau room, tel. (0832) 64-44-87, 64-42-79;
- Voronezh, Ul. Kirova, 4, 10th floor lobby, room No. 1006. tel. (0732) 77-60-24;

- Irkutsk, Ul. Oktyabrskoy Revolyutsii, 5, Room No. 403, tel. (3952) 34-26-88;
- Lipetsk, Ul. Gagarina, 102, Property Management Department, tel. (0742) 36-87-36;
- Novokuybyshevsk, OAO Novokuybyshevskiy NPZ Trade, Union Committee Building, Room No. 205, tel. (84635) 3-41-79, 3-43-95;
- Oryol, Ul. Mayakovskogo, 40, tel. (0862) 75-20-22;
- Penza, Ul. Neytralnaya, 104, tel. (8412) 59-39-28, 56-43-81;
- Samara, Ul. Galaktionovskaya, 72, 1st floor, lobby, tel. (8462) 32-41-74, 33-77-53;
- Samara, Ul. Kishinyovskaya, 13, Room No. 213, tel. (8462) 77-36-63, 77-30-54;
- Stavropol, Ul. Lermontova, 185, 6th floor, conference hall, tel. (8652) 26-66-77;
- Syzran, Ul. Astrakhanskaya, 1, Plant Management Building lobby, Securities Management Room, Capital Construction, Department Building, tel. (84643) 6-54-56, 595-31-36.
- Tambov, Ul, Pionerskaya, 9a, visitors' room, tel. (0752) 75-10-13, 75-16-71;
- 634001, Tomsk, Ul. Pushkina, 30, Room No. 10, tel.(3822) 65-25-18,65-34-25 г.;
- Ulan-Ude, Ul. Zaovrazhnaya, 1, Rooms No. 4 and 5, tel. (3012) 29-80-13;
- Ulyanovsk, Ul. L. Tolstogo, 91, Room No. 12, tel. (8422) 41-74-76,41-78-05;
- Khanty-Mansiysk, Ul. Engelsa, n/n (oil depot facility), lobby, tel. (34671) 3-37-57, 3-34-95;
- Krasnoyarsk Territory, Bolsheuluyskiy District, Oil Refinery Industrial Area, Administrative Building of OAO ANPZ, room 109, tel. (39151) 5-36-21, also Achinsk, Ul. Kirova, 83, lobby, tel. (39151) 5-05-40;

and in location of the Meeting on the day of the Meeting **(December 20, 2004)**.

We hereby inform you on requirements for registration of persons entitled to participate in the Meeting:

1. An individual Shareholder (or his/her representative) is required to produce passport to the Returning Board.
2. Persons who represent shareholders by Powers of Attorney are required to provide the Power of Attorney which authorizes such person to participate in the Meeting to the Returning Board.

The Power of Attorney should be made up in accordance with the effective Law and contain information concerning the person acting by proxy and the representative (name and surname or company name, residence or location and passport information. Passport information to be mentioned in the Power of Attorney for voting includes series, number and date of issue of passport). These requirements are based on paragraph 3, clause 1, article 57 of the Federal Law "On Joint Stock Companies," clause 4.1 of the Provision on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting, approved by Resolution No. 17/ps (17/пс) of May 31, 2002 and on the requirements of clause 5 of article 185 of the Civil Code of the Russian Federation.

Transferred Powers of Attorney should be notarized (in accordance with clause 3 of Art. 187 of the Civil Code of Russian Federation). The primary Power of Attorney is not required if the shareholder's representative provides Return Commission with the transferred Power of Attorney.

3. Representatives of legal entity shareholders (or of representatives thereof) acting without a Power of Attorney based on the legal entity's Statute should provide the following documents to the Return Commission according to requirements as per clause 4.7 of the Provisions on Additional Requirements for Convocation and Carrying out General Meetings of Shareholders approved by Resolution No.17/ps (17/пс) of May 31, 2002 :

- A document (or its notarized copy) that certifies this person's appointment or election as the sole executive officer of the legal entity or an abstract from such a document.
- A notarized copy of the statutory documents of the legal entity (Statute, Provisions, etc., Statute and Articles of Association for Open Joint Stock Companies).

The aforementioned documents should also be signed by the representative and be provided together with voting ballots that should arrive to the Returning Board two days before the Extraordinary General Meeting of Shareholders of OAO NK YUKOS (in accordance with Clause 4.7 of Provision on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17/ps (17/пс) of May 31, 2002).

Board of Directors of OAO NK YUKOS

ATTENTION!
Read INSTRUCTIONS on the back of the BALLOT before voting!

VOTING BALLOT No. 1
for voting at the Extraordinary General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Location according to the Statute: Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
December 20, 2004

Form of decision making – by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.
Mailing address for sending completed absentee ballots: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**

Date of the Meeting - **December 20, 2004.** Absentee ballot submission deadline - **December 17, 2004.**

Shareholder

Number of the shareholder's votes for issue No. 1 of the agenda:

Issue No. 1: ***Liquidation of OAO NK Yukos.***

Resolution: 1. Open Joint-Stock Company "Yukos Oil Company" is liquidated on voluntary basis.
2. Procedure and terms of liquidation of OAO NK YUKOS are approved.
3. Liquidation commission for OAO NK YUKOS is appointed and consists of the following members:
Tidi S. - Chairman of Liquidation Commission of OAO NK YUKOS.
Beylin Yu.A.
Trushin M.A.
Mizamor B.
Temerko A.V.
Elfimov M.V.
4. Liquidation commission is granted all powers to manage the business of OAO NK YUKOS.
5. Liquidation Commission of OAO NK YUKOS is entitled to notify in writing the authority responsible for state registration of legal entities of the resolution on liquidation of OAO NK YUKOS and formation of Liquidation Commission of OAO NK YUKOS.

Voting variants:

FOR *** ____(votes) **AGAINST** *** ____(votes) **ABSTAIN** *** ____(votes)

*** *Only for voting* ***in cases mentioned in items 2-4 of ballot filling INSTRUCTIONS overleaf, please put relevant mark:***
[ ] ***voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;***
[ ] ***voting is done in accordance with directions from owners of depositary securities;***
[ ] ***voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;***
[ ] ***a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***

Signature of the shareholder (representative) ____________(____________)
ATTENTION! Voting ballot should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS **for filling in voting ballots**	
1.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** [X] ***Voting is done in accordance with directions from owners of depositary securities.***
3.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, **then the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4.	In case not all shares are transferred after the compilation of the list of persons, entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: [X] ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot.

ATTENTION!
Read <u>INSTRUCTIONS</u> on the back of the BALLOT before voting!

VOTING BALLOT No. 2
for voting at the Extraordinary General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"
(Location according to the Statute: Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26).
December 20, 2004

Form of decision making – by meeting (by joint presence of shareholders in order to discuss issues included in the Agenda or to make resolutions on issues put to the vote) or by absentee voting.
Mailing address for sending completed absentee ballots: **117312, Moscow, Ul. Vavilova, 23, ZAO M-Reestr.**

Date of the Meeting - **December 20, 2004.** Absentee ballot submission deadline - **December 17, 2004.**
Shareholder
Number of the shareholder's votes for issue No. 2 of the agenda:

ATTENTION! <u>If a resolution in favor of the first issue in the Agenda is made, the second issue will not be put to the vote.</u>

Issue 2: ***Bankruptcy of OAO NK YUKOS***

Resolution: 1. Application for bankruptcy of OAO NK YUKOS is presented to the arbitrage.
2. Executive body of OAO NK YUKOS (Managing Organization YUKOS-Moscow) presents Application for Bankruptcy of OAO NK YUKOS to the arbitrage within one (1) month after this resolution.

<u>Voting variants:</u>

FOR *** ____(votes) **AGAINST** *** ____(votes) **ABSTAIN** *** ____(votes)

*** *Only for voting in cases mentioned in items 2-4 of Ballot Filling <u>INSTRUCTIONS</u> overleaf, please put relevant mark:*
[ ] *voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;*
[ ] *voting is done in accordance with directions from owners of depositary securities;*
[ ] *voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;*
[ ] *a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*

Signature of the shareholder (representative) ____________(____________)
<u>ATTENTION! Voting ballot should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.</u>

DIRECTIONS **for filling in voting ballots**	
1.	**Voters may choose only ONE variant (by CROSSING OUT unneeded variants), <u>EXCEPT FOR</u> the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2.	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: [*X*] ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** [*X*] ***Voting is done in accordance with directions from owners of depositary securities.***
3.	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, **then the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: [*X*] ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4.	In case not all shares are transferred after the compilation of the list of persons, entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: [*X*] ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5.	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant <u>Power of Attorney</u> or its notarized copy should be submitted with the ballot.

DRAFT RESOLUTIONS

of Extraordinary Meeting of Shareholders of OAO NK Yukos

(December 20, 2004)

Issue 1: ***Liquidation of OAO NK Yukos.***

Draft Resolution:

1. Open Joint-Stock Company "Yukos Oil Company" is liquidated on voluntary basis.
2. Procedure and terms of liquidation of OAO NK YUKOS are approved.
3. 3.Liquidation commission for OAO NK YUKOS is appointed and consists of the following members:

- *Tidi S. - Chairman of Liquidation Commission of OAO NK YUKOS.*
- *Beylin Yu.A.*
- *Trushin M.A.*
- *Mizamor B.*
- *Temerko A.V.*
- *Elfimov M.V.*

4. Liquidation commission is granted all powers to manage the business of OAO NK YUKOS.
5. Liquidation Commission of OAO NK YUKOS is entitled to notify in writing the authority responsible state registration of legal entities of the resolution on liquidation of OAO NK YUKOS and formation of Liquidation Commission of OAO NK YUKOS.

Issue 2: ***Bankruptcy of OAO NK Yukos.***

Draft Resolution:

1. Application for bankruptcy of OAO NK YUKOS is presented to the arbitrage.
2. Executive body of OAO NK YUKOS (Managing Organization YUKOS-Moscow) presents Application for Bankruptcy of OAO NK YUKOS to the arbitrage within one (1) month after this resolution.

OOO *Center for Corporate Procedures and Anti-crisis Management*
123007, Moscow, 14 5th Magistralnaya St., Building 1
Tel.: 203-3403, 290-5264 E-mail: npmsopau@npmsopau.ru

Financial analysis for NK-YUKOS OJSC

Subject of assessment: probability of the Company's bankruptcy
Bench marks: the legal entity's (Company's) accountancy of 01.04.04, 01.07.04, 01.10.04, forms 1,2.

The table shows design ratios, characterizing the Company's financial condition on 01.04.04, 01.07.04, 01.10.04, and the criterions on which the calculations are based.

Table 1

Figures	01.01.04	01.04.04	01.07.04	01.10.04
Assets				
Total Assets	550 095 131	554 018 319	575 020 391	590 146 290
Adjusted noncurrent assets	479 846 051	483 969 361	488 511 920	489 175 910
Current assets	69 894 315	69 694 432	85 334 506	99 066 815
Noncurrent receivables	0	0	0	0
Liquid assets	68 278 064	68 030 256	83 490 702	97 099 344
Most liquid current assets	6 127 110	11 060 920	10 168 686	18 966 961
Current receivables	62 150 954	56 969 336	73 322 016	78 132 383
Liabilities				
Equity funds	274 905 665	277 249 433	-61 569 876	-166 672 944
Debtors' liabilities	275 090 019	276 651 009	636 460 650	756 686 798
Long-term liabilities	199 125 356	184 069 678	184 499 224	187 686 212
Current debtor's liabilities	75 964 663	92 581 331	451 961 426	569 000 586
Finance results				
Net proceeds	274 905 665	277 249 433	-61 569 876	-166 672 944
Gross proceeds	275 090 019	276 651 009	636 460 650	756 686 798
Monthly average proceeds	199 125 356	184 069 678	184 499 224	187 686 212
Net profit	75 964 663	92 581 331	451 961 426	569 000 586
Criterions characterizing financial condition				
Cash ratio	0,0807	0,12	0,02	0,03
Current liquidity ratio	0,9	0,73	0,18	0,17
Ratio of backing the debtor's liabilities by its assets	2	2	0,9	0,78
Creditworthiness rate for current liabilities	See explanation	15,2	48,2	71,3
Autonomy rate	0,5	0.5	-0,11	-0,28
Working capital ratio	-2,93	-2,97	-6,45	-6,62
Receivables-total assets ratio	0,11	0,1	0,13	0,13
Return on assets	0,07	0,004	-0,14	-0,3
Net profit margin		0,13	-1,38	-2,54
Return on primary activity, %	-0,4	30,5	0,3	0,35

Explanations for Table 1:

1. Due to the absence of Form 2 accountancy data in 2003, the net proceeds are not specified, and the 'Ratio of backing the debtor's liabilities by its assets' and 'Return on assets' are not calculated.
2. Due to the fact that the net proceeds (page 010 of Form 2 for the 3rd quarter in 2004 — 5 151 059 hundred rubles) constitutes only 7.1 % of the Company's total income, incomes from all the activities were used for the analysis and the calculation of the rates. The basic income, 60.9 %, is secured by the Company from the extraordinary income. The same applies to the accountancy for 01.04.04. and 01.07.04.
Having studied the values and the dynamics of the criterions and rates based on the accountancy data, the following was ascertained:

The company's total assets value in 9 months of 2004 rose by 7.3 % (40 051 159 hundred rubles), which is due to the rise of noncurrent assets by 10 878 659 hundred rubles (2 %) and the rise of current assets by 29 172 500 hundred rubles (41.7 %).

The Company's assets structure practically did not change in the analyzed period. A substantial part of the assets are noncurrent assets (83 %). 98 % of the latter are long-term financial investments, represented by blocks of stock of affiliated and associated equities of the Company.

The growth of the Company's noncurrent assets in mostly due to the growth of the long-term financial investments into affiliated entities by 10 406 760 thousand rubles (the growth is 2 %) and increased value of the deferred tax assets 5.4 times (by 1 548 800 thousand rubles).

The growth of the Company's current assets in 9 months, 2004, as compared to the beginning of the year, is due to the increase in values practically in all the balance sheet items, namely:

— increase in reserves — 244 110 thousand rubles (31 %)
— increase of short-term debtor liabilities — 15 981 429 thousand rubles (25.7 %)
— short-term financial investments grew 2.75 times (by 5 409 635 thousand rubles)
— the cash resource sum increased 3.4 times (by 7 430 216 thousand rubles).

There have been significant changes in the liability structure.
At the beginning of the year the Company had 274 905 665 thousand rubles of equity funds, whereas after 9 months of 2004 they were completely lost in losses, which amount to 167 915 742 thousand rubles (28.5 % of all the Company's assets). As a result, the equity funds scarcity was 166 683 746 thousand rubles.

Long-term obligations since the beginning of the year decreased by 5.7 % (11 406 155 thousand rubles) and estimated for 187 818 648 thousand rubles.

Beginning with the results of 2003 a quarterly increase of the Company's current obligations can be seen. Compared to the beginning of the year the current obligations increase totaled 21 %, following the results of the 1 six months current obligations increased 5.94 times and totaled 541 961 426 thousand rubles, following the results of 9 months of 2004 — 7.49 times, totaling 569 000 586 thousand rubles. The increase is due to the growth in practically all the items of the Company's current obligations:

— the short-term loans and credits total rose 286 times and totaled 52 570 678 thousand rubles
— creditor liability rose 5.14 times and totalled 257 351 900 thousand rubles, including:
  - liability to suppliers and contractors rose 3.6. times and totaled 115 971 268 thousand rubles
  - tax and duties liability rose 306.3 times and totaled 126 452 321 thousand rubles
— other short-term obligations emerged, totaling 258 817 705 thousand rubles.

Creditworthiness

1. *Cash ratio*, calculated as a ratio of the most liquid current assets and current obligations (only 3 % of the current obligations, 17 070 017 thousand rubles can be payed immediately).
2. *Current liquidity ratio* characterizes the degree to which the Company is provided with working capital for its economic activity and extinguishing its obligations in due time; its calculated as the ratio of liquid assets and the debtor's current obligations (By selling the liquid current assets the Company is able to extinguish 18 % of its obligations).
3. *Ratio of backing the debtor's liabilities by its assets* characterizes the debtor's assets value per unit of debt and is calculated as the ratio of the sum of liquid and adjusted noncurrent assets and the debtor's obligations.

The change in the assets liquidity is shown in the pic.1.

Assets liquidity

Pic.1


2,50
2,00
1,50
1,00
0,50
0,00
Jan 04
Apr 04
Jul 04
Oct 04
Cash ratio
Current liquidity ratio
Ratio of backing the debtor's liabilities by it's assets

4. *Creditworthiness rate for current liabilities* determines the organization's current creditworthiness, its short-term borrowed assets and the possible term of extinguishing of the current liability to creditors from the proceeds (the company is unable to pay its debts in terms stated by the bankruptcy law (3 months) by means of its day-to-day operations).

5. *Autonomy rate* (financial independency rate) shows the part of the debtor's assets that are backed by equity funds; it is calculated as the ratio of equity funds and total assets (the autonomy rate becomes negative (-0.28), which proves the Company's total dependency on loan financing).
6. *Working capital ratio* defines the Company's the degree to which the Company is provided with working capital, essential for its financial stability; it is calculated as the ratio of difference in equity funds and adjusted noncurrent assets to the value of the current assets (the ratio grows worse quarterly and is negative (-6.62), which proves total absence of equity funds of financing of the current assets).
7. *Receivables-total assets ratio* is calculated as the ratio between the long-term debtor's liability, short-term debtor's liability and potential current assets which are to be returned, and the company's total assets.
8. *Return on assets* characterizes the effectivity of using the company's property and is calculated as a percentage ratio of the net profit (loss) and the company's total assets (after 9 months the Company had a loss of 30 kop. Per 1 rub. Of total assets).
9. *Net profit margin* characterizes the level of earnings of the Company's economic activity; it is measured in per cents and is calculated as the ratio of net profit and total income.

Summary

1. The Company has been showing signs of non-creditworthiness for 9 months of 2004, as it has been unable to pay its obligations in terms stated by the bankruptcy law (3 months), neither by means of its day-to-day operations, nor by means of selling its current assets.

The rate of creditworthiness rate for current liabilities, 71.3 months (about 6 years) proves the presence of the current obligations which were not carried out by the debtor in 3 months from the due date of their performance. In this case, according to Paragraph 2 Article 3 of the Federal Law On Insolvency (Bancruptcy) № 127-ФЗ of 26.10.2003, the Company has the signs of bankruptcy.

2. The Company's day-to-day operations for the 9 months of 2004 are loss-making. The Company's income from all its activities do not compensate its expenses, the loss is 182.7 billion rubles.
3. The Company lost its financial stability; its work completely depends on borrowed sources of financing. All the Company's assets are formed from borrowed sources.
   - Authorized equity capital is completely lost, the equity funds scarcity after 9 months totals 166.7 billion rubles.
   - During the whole analyzed period the Company has no its own circulating assets, and part of the Company's noncurrent assets is formed from borrowed sources.
4. The financial condition is extremely dependable on the market quotations of shares, constituting the block of long-term financial investments, which, after 1 six months amounts to 81.5 % of the Company's assets value.
5. In 2 and 3 quarter of 2004 the negative trend of falling of the Company's assets liquidity remains. To carry out the accumulated obligations the Company must sell all of its assets, current, as well as noncurrent, which will mean the termination of financial and economic activity and liquidation of the Company. But even in this case if the assets are sold at their balance value, there will not be enough funds to carry out obligations.

It should be noted that selling the noncurrent assets to carry out the obligations will take considerable time, during which the sum of charged fine sanctions for not carrying out the claimed obligations will increase.

Besides, meeting the claims of one or several creditors will result in unability to carry out financial obligations, fully pay obligatory and other payments to the rest of the creditors.

Which, according to Article 9 of the abovementioned Law, obliges the debtor to claim to the arbitrage court.

General Director ____ N. A. Galachiants.

YUKOS Company: working principles and tax claims

1. NK YUKOS (hereinafter referred to as 'the Company'), as any vertically-integrated company established according to Presidential Edicts and other normative act on privatization and holding companies, is a complex of commercial organizations. From the moment of establishment of the holding company, for the purpose of its working as a sole industrial complex and the achieving objectives, specified in the Government decree on its establishment, the organizations, forming the Company, carry out their activities on the ground of existing economic connections, made and are making between themselves many transactions, which enable YUKOS NK to work uninterruptedly as a consolidated industrial complex. The biggest and most substantial of them were the transactions involving selling oil by extractive enterprises of the Company to the processing enterprises.

From the moment of enactment of the Tax Code the Company provided accordance of all the transactions with the norms of the Code, specifying the order of defining fair market price in these transactions. The Company's enterprises used all possible economical and legal mechanisms to prove and mark fairness of the prices in transactions. For instance, practically all the oil the Company produced was sold at public auctions, where it could be bought freely by any interested organization. The fact that the Company's enterprises usually transfer only substantial values of oil, close to the values of their monthly extraction, was due to the necessity of maintaining uninterrupted and effective production.

In contexts of absence in the country of stock market oil prices or any similar mechanism by which market prices can be defined in current mode, using public auctions enabled the Company to make internal transaction at prices maximally close to average oil prices in the regions where extracting enterprises of the Company were working. Deviations that had place were due only to the amount of transactions and other specific factors, the possibility of which was provisioned by the Tax Code.

2. NK YUKOS, as any vertically integrated corporation of international level which carried out its activities in many countries, included foreign legal entities, as well as Russian, which, in compliance with Russian law, were not its affiliated or associated structures, but were consolidated in the Company according to the internationally recognized principles of accountancy US GAAP.

The results of the activity of this consolidated Company, based on international principles of corporative management, were proved through many years by Price Waterhouse Coopers, the international auditor of NK YUKOS, and published for Russian and international public.

The Company's reports, continually analyzed by foremost investment banks and analytics, as well as the US Securities Commission where they were submitted due to the issue of stock by ADR Company, undoubtedly proved the absence of any misuse, involving illegal transfer of funds or assets in the course of the Company's subdivisions' activity.

The Company's working principles largely repeated the working principles of the foremost international corporations and were typical for most progressive of the Russian companies in all branches of industry.

3. Nevertheless, tax bodies revised the Company's work for the period of 2000-2003 by retrospective application of tax norms that hadn't existed before and their highly unexpected commentary.

Currently the value of taxes, mulets and fines additionally charged to NK YUKOS is 594 585 billion rubles, or almost 21 billion USD. This sum also includes executive duty at the rate of 7 %, which are currently charged by the Court Bailiffs Service for the tax bodies' claims of 2000-2001. Three main extracting enterprises of the Company were imposed with additional substantial sums of tax payments: Yuganskneftegas OJSC (106 570 billion rubles, or about 3.7 billion USD), Tomskneft OJSC (3.67 billion rubles, or about 128 million USD)

and Samaraneftegas OJSC (6.882 billion rubles, or about 239 million USD). These charges are designed to lower, as much as possible, the market value of the named enterprises to sell them to the NK YUKOS OJSC itself for executive of tax claims. Less important for the whole Company, but extremely substantial for the business additional charges were made for processing enterprises (for instance, over 100 mln rubles for 2001 and 2002 for ANHK OJSC). As a result, the total additional tax liability of the Company as a sole consolidated manufacturing complex reached 711.752 billion rubles, or 25 billion USD.

4. NK YUKOS, including all the enterprises constituting it has always worked in compliance with present tax law. Besides of the analysis of its accountancy, submitted regularly and in order stated by the law, the tax bodies carried out continuous multiple tax inspections of the Company and its enterprises. For example, the Ministry of Taxation Inspection Board of Nefteyugansk in 2003 carried out a field tax inspection of NK-YUKOS OJSC for 200-2001.

The additional charges made after the repeating tax inspections for 2000 and 2001, as well as field tax inspections for 2002 and 2003 were based not on tax laws, but on voluntary, contradictory and inconsecutive commentary of these laws by tax bodies.

Despite the courts' support of the tax bodies position, the Company and consultants which it has invited to protect its interests, deem the above mentioned additional charges contradict the Russian tax law and The Convention on human rights and fundamental freedoms.

(1) NK-YUKOS OJSC was additionally imposed with company and organization income tax, as well as taxes which are the source for the road funds in RF, with corporate property tax, duty for maintaining and servicing social housing fund, which constitute a substantial part of additional charges.

The company had entirely legal regional and local tax privileges for these taxes, which were used by the organizations registered on the territories with privileged tax regime. Some of those organizations were part of the YUKOS consolidated company, but worked according to the above stated principles of economic independency. It is redundant to say that similar legal methods of tax sheltering were being used by practically all the biggest Russian companies. Despite the fact that the Government repeatedly claimed that those firms' activity was patronized in order to develop the economically retarded regions of the country, the budgets of which received the vast majority of taxes, the tax bodies have simply coined a new name for these firms now, 'dummy'. The Russian law doesn't specify such concepts, but tax people used it especially for the Company, by simply 'adding' the profit of the firms they considered 'dummies', which had already paid billions of taxes to the federal and regional budgets, to the YUKOS Company profit.

(2) Without any legal basis the tax bodies 'endowed' NK-YUKOS OJSC with property rights for all the oil and oil products, which belonged to the firms that had been called 'dummies' and 'associated'. Neither Ministry of Taxation Inspection Board, nor court organs have any documents enabling them to deduce that NK-YUKOS OJSC had rights of property for other entities' possessions.

(3) The most demonstrative example of unlawfulness and inconsistence of the tax bodies' position is imposing NK-YUKOS OJSC with additional sums of VAT for the export operations preformed by the so called 'associated organizations' in 2000-2003.

These additional sums are based on attributed to the 'associated organizations'export earnings to NK-YUKOS OJSC and non-application the VAT export privileges stated only by federal laws for the taxation of this earnings. The tax bodies and courts do not doubt the export took place, they have no reproof concerning the documents which confirms the fact of export. The only ground for not applying the VAT export privileges is that the documents,

proving the rights for the tax privileges, were submitted to the tax bodies by the ***'associated organizations' which had carried out the export operations in question, and not NK-YUKOS OJSC*** itself. This approach contradicts elementary logic.

Moreover, the RF Ministry of Taxation position concerning VAT shows that the tax bodies apply double standards to the Company. On the one hand, they 'add' the results of the NK YUKOS OJSC economic activity to the results of a number of firms and consider their' property the Company's property, thus creating for the Company new illegal obligations. On the other hand the tax bodies do not consider the documents submitted to get the VAT export privileges by the firms whose oil has already been named the NK-YUKOS OJSC property. This method enables the inspectors to additionally impose NK-YUKOS OJSC with huge mulet and fine, while the oil export is real and is not doubted by anybody. This results in the situation when the product export is 'artificially' imposed with taxes, motivated only by the inspectors' desire to raise the additional sums.

(4) Neither did the tax bodies hesitate to impose with the income tax the funds directed from the Company's affiliated companies to the centralized development fund of the holding. The tax bodies are not discouraged by the fact that similar operations are not imposed with income tax, which is positively stated in Article 251 of the Russian Federation Tax Code, and they are carried out by all the biggest Russian companies.

(5) The simple naming the Company 'unconscientous tax payer' allowed them to fine NK-YUKOS OJSC after the inspection for 2000 about 700 mln USD, when the legal three year term of tax sanctions application had already expired. The Ministry of Taxation deems that guarantees of the tax payers rights specified by tax laws do not apply to 'unconscientous' tax payers (therefore, we can continue, the guarantees stated by the Criminal Code and the Criminal Procedure Code apply only to honest citizens...).

Besides, absurd doubled fines, totaling about 7 billion USD, were applied to NK-YUKOS OJSC after the inspections for 2001, 2002 and 2003. That, in the inspectors' opinion, was justified by the circumstances, 'aggravating' the Company's liability. The absurdity of the tax bodies' position is evident and only shows the inspectors' desire to increase the additional tax sums after inspections by any means. As a matter of fact, the additional NK-YUKOS OJSC charging is based on unlimited opinion of the tax bodies, which, with such an approach, can additionally impose any tax payer with any tax, mulet or fine sum at their own will, which is evidently in contradiction with Article 57 of the RF Constitution.

5. An absolutely similar approach was applied by arbitrage courts in the course of settlement of arguments between NK-YUKOS OJSC and the tax bodies, concerning the results of the Company's inspections. Multiple abridgements which took place during the trials in question, show their bias and unilateral ness. An especially demonstrative fact is that the cases, connected with additional tax sums for NK-YUKOS OJSC, were practically tried by the 'closed' chamber of the same judges.

The execution of court acts and the tax bodies' decisions to impose NK-YUKOS OJSC with additional taxes are also performed with a considerable amount of abridgements. The most substantial of them is that the execution was levied upon the stock of OJSC Yuganskneftegas, the main extracting enterprise of the Company. The controlling block of OJSC stock was transferred to the Company by the Presidential edict, and it will be legal to sell those assets only after lack of other assets is ascertained. The Company has repeatedly asked state bodies of different levels responsible for the execution procedure, to levy the execution first on other assets, which can be sold without such damage to the Company (gas extracting business, oil and gas processing assets, ENERGO JSC'S stock). The executive procedure is also used to increase the Company's debt by applying fines in the form of executive duty at the highest rate of 7 %, which is a serious violation of constitutional principles of administrative responsibility measures.

Affirmed
By the extraordinary General Meeting
of NK-YUKOS OJSC shareholders
of December 20, 2004

ORDER AND TERMS OF NK-YUKOS OJSC LIQUIDATION

Liquidation of NK-YUKOS OJSC (hereinafter referred to as 'the Company') is performed in compliance with the current laws, the Company's Articles of Incorporation, the General meeting of the Company's shareholders decisions and the present Order, by the decision of General meeting of NK-YUKOS OJSC shareholders of 20.10.2004 on the voluntary liquidation of NK-YUKOS OJSC.

1. The NK-YUKOS OJSC liquidation committee

1. The Liquidation Committee is entitled to carry out the Company's liquidation, it has the powers of managing the Company, representing the Company in court and state bodies, as well as performing other actions in connection with managing and (or) liquidation of the Company, in accordance with current laws, the Company's Articles of incorporation and the present Order.

2. The Company's Liquidation Committee exercises functions including:

— publishing information and sending notices of the Company's liquidation
— Take inventory of the Company's property, assets and obligations
— taking measures to find the Company's creditors and sending them written notices of the Company's liquidation
— examining claims of the Company's creditors and decides on their meeting (refusing)
— settling with creditors, including selling the Company's property
— taking measures for securing the debtor's liabilities by the Company
— sending documents and informing the registration, tax and other state bodies of the Company's liquidation and other events specified by the law
— making interim and final liquidation balance-sheet which is to be submitted for the General Meeting's affirmation
— distribution of the property left after with settling with creditors, between the Company's shareholders
— carrying out other activities essential for managing and (or) liquidation of NK-YUKOS OJSC, in compliance with current laws, the Company's Articles of incorporation and the present Order.

3. The Liquidation Committee has all the rights and powers to manage and liquidate NK-YUKOS OJSC (including the rights and powers of the head and the executive bodies of the Company), including the right to commit and execute transactions, represent the Company in court, state bodies, in front of third parties, to issue powers of attorney, give obligatory instructions, issue order documents, other rights and powers.

4. The Liquidation Committee Chairman acts on behalf of NK-YUKOS OJSC without a power of attorney and signs documents on behalf of NK-YUKOS OJSC and the Liquidation Committee.

2. The order of liquidation of NK-YUKOS OJSC

5. Within a month from the date of the decision on liquidation of the Company the notice of liquidation of NK-YUKOS OJSC is published in the 'Izvestiya' newspaper, specifying the order and terms of the liquidation and the creditors' claims (hereinafter referred to as the Notice). The Liquidation Committee also informs the Company's creditors of the liquidation in written form.

6. The creditors of the Company can submit their claims in written form (specifying their full names: first, middle and last name), their places of location (living), grounds and values of claims and enclosing the documents proving the above mentioned) in terms set by the Liquidation Committee, but no less than 2 month from the date of publishing of the Notice.

7. The submitted proper claims are examined by the Liquidation Committee, which decides on their meeting (in part or completely) or refusing to do so.

8. After the term of claims has expired, but no later than 3 months after the date of publishing of the Notice, the Liquidation Committee makes an interim liquidation balance-sheet of the Company and submits it for affirmation of the General Meeting of the Company's shareholders.

9. After the interim liquidation balance-sheet is affirmed, the Liquidation Committee carries out settling with creditors in order stated by current laws:

— from the date of affirmation of the interim liquidation balance-sheet settlements with creditors of 1-4 priority, according to Article 64 of the Russian Federation Civil Code, are made

- after a month from the date of affirmation of the interim liquidation balance-sheet settlements with creditors of 5 priority. According to the RF Civil Code, are made
- claims of creditors of each priority are met after the complete meeting of claims in previous priority
- in case the Company's cash funds are not enough to meet claims of the creditors, the Liquidation Committee is entitled to sell the Company's property at a public auction in order stated for the execution of court decisions
- a creditor's claims submitted after the terms of claims have expired, are met from the Company's property left after meeting the claims submitted in due time.

10. According to Articles 9, 224 of the Federal Law 'On Insolvency (bankruptcy)', in case during the liquidation should be discovered that the value of NK-YUKOS OJSC property is not enough to meet its creditors' claims, NK-YUKOS OJSC is liquidated in order stated by the Federal Law 'On Insolvency (bankruptcy)'. Should the circumstances in question be discovered, the Liquidation Committee is to claim NK-YUKOS OJSC bankruptcy to the arbitrage court in order stated by the current law.
11. The creditors' claims, which are not met due to the lack of the Company's property, are considered extinguished. The same refers to the creditors' claims which are not admitted by the Liquidation Committee, if the creditor has not claimed them in court, as well as the claims which were rejected by the court.
12. After settlements with creditors the Liquidation Committee makes the final liquidation balance-sheet of the Company and submits it for the General Meeting's affirmation.
13. The Company's property left after settlements with creditors is distributed between shareholders by the Liquidation Committee in the following order:

- firstly, the shares that must be besought by the Company are paid, then the Company's property is distributed between shareholders of the Company, in proportion to the number of shares they own
- The Liquidation Committee distributes the Company's property in monetary form by transferring the money which are to be paid to a shareholder to the bank account he specified
- The Liquidation Committee, with consent of the shareholder, may transfer to him Company's property of equal value (in part or in whole) instead of paying him the money are due to him
- The Liquidation Committee is entitled to place the funds to the shareholder to a notary deposit, according to Article 327 of the RF Civil Code
- The Liquidation Committee sells the Company's property to settle with share holders.

14. After settlements with a shareholder his shares are transferred to the Company and extinguished.
15. After the distribution of the Company's property between its shareholders the Liquidation Committee informs the registering body of completion of the liquidation process and submits documents for state registration of the Company's liquidation.

16. The NK-YUKOS OJSC is considered complete and NK-YUKOS OJSC ceased its existence from the moment of making a proper sign in the Uniform State Registry of Legal Entities.

Open Joint-Stock Company "Yukos Oil Company"
Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, Ul. Lenina 26.

Dear Shareholders!

Open Joint-Stock Company "Yukos Oil Company" (herein referred to as "OAO NK Yukos" or the "Company") hereby notifies you that a General Meeting of Shareholders of OAO NK YUKOS (herein referred to as the "Meeting") will be held on **June 24, 2004**.

The meeting will take place in the format of a meeting (co-attended by shareholders to discuss agenda items and adopt resolutions on issues put to the vote with absentee voting allowed).

The location of the Meeting: ***Conference-hall, "Radisson SAS Slavyanskaya" Hotel, Ploshchad Yevropy 2, Moscow 121059.***

The Meeting starts at: - **11 a.m**. Moscow time.

The registration of the Meeting's participants starts at **9.30 a.m.** Moscow time. Persons arriving to attend the Meeting will be registered in the Conference-hall, "Radisson SAS Slavyanskaya" Hotel, Ploshchad Yevropy 2, Moscow.

The list of persons entitled to participate in the Meeting is based on the register of Company shareholders as of **May 8, 2004.**

In the case of absentee voting, ballots completed and signed by shareholders shall be received by the OAO NK YUKOS' registrar – Closed Joint Stock Company M-REESTR - acting as the Returning board, ***no later than June 21, 2004 inclusive***, at the following address: *117312 Moscow, 23 Vavilova Street, ZAO M-REESTR.*

The Meeting Agenda

1. Approval of OAO NK YUKOS' annual report for 2003.

2. Approval of OAO NK YUKOS' annual accounting reports, including the profit and loss statement, for the 2003 fiscal year.

3. Approval of the distribution of OAO NK YUKOS' profit for the 2003 fiscal year, including the payment of dividends per OAO NK YUKOS' ordinary shares, and OAO NK YUKOS' losses for the 2003 fiscal year.

4. Election of OAO NK YUKOS' Board of directors.

5. Election of OAO NK YUKOS' Audit commission.

6. Approval of OAO NK YUKOS' Auditor for the 2004 fiscal year.

7. Approval of the total amount of remuneration and compensation for expenditure due to members of OAO NK YUKOS' Board of directors for 2004-2005.

Materials related to the Meeting agenda include:

- OAO NK YUKOS' annual report for 2003;
- OAO NK YUKOS' annual accounting reports for 2003, including the profit and loss statement (profit and loss account);

- the Board of Directors' recommendations regarding the distribution of OAO NK YUKOS' profit for 2003, including the amount of dividend per OAO NK YUKOS' ordinary shares, and losses for the 2003 fiscal year;
- the Audit commission's expert opinion regarding the results of the review of OAO NK YUKOS' annual accounting reports and the accuracy of the data contained in OAO NK YUKOS' annual report;
- an expert opinion of OAO NK YUKOS' auditor;
- brief discussion concerning proposed members of the Board of directors and the Audit commission;
- information on the availability of the written consent of proposed members of the Board of directors and the Audit commission;
- brief discussion concerning OAO NK YUKOS' Auditor for the 2004 fiscal year:
- draft resolutions of the Meeting.

Shareholders shall familiarize themselves with agenda-related materials of OAO NK YUKOS shareholders' annual general meeting **from June 3 to June 23, 2004**, on working days from 2 p.m. to 5 p.m. local time at the following addresses:

- Moscow, 31a Dubininskaya Street, tel. 924-50-03, 921-69-35;
- Moscow, 23 Vavilova Street, ZAO M-REESTR, tel. 719-09-45, 719-09-42;
- Nefteyugansk, 7th Mikrorayon, build. 49, 3rd floor, tel. (34612) 3-02-75, 3-02-73;
- Samara, 145 Kuybysheva Street, tel. (8462) 39-94-80;
- Strezhevoy, Tomsk Region, 32 Burovikov Street, tel. (38259) 6-95-36, 6-96-34, 6-95-35;
- Tomsk, 24 nab. r. Ushayki, room 419, tel. (3822) 27-53-87;
- Abakan, 7 Gagarina Street, tel. (39022) 4-77-66;
- Angarsk, OAO ANKhK, Company headquarters, facility 1445. How to get there: tram 5, shuttle bus 10, 20, buses 10, 6U, getting off at the stop "OAO Upravleniye ANKhK," office 512, tel. (3951) 57-87-42, 57-89-57, 57-60-66;
- Achinsk-14, OAO ANPZ VNK administrative building, office 102, tel. (39151) 5-36-21, 5-38-03, also Achinsk, 83 Kirova Street, lobby, tel. (39151) 5-05-40;
- Belgorod, 16 Pobedy Street, lobby, tel. (0722) 33-57-69, 32-69-12;
- Bratsk-34, settlement of Padun, industrial site, OAO BNP administrative building, office 1, tel. (3953) 36-48-74, 32-37-45;
- Bryansk, 48 S. Petrovoy Street, typing pool room, tel. (0832) 64-44-87, 64-42-79;
- Voronezh, 4 Kirova Street, 10th floor lobby, tel. (0732) 77-60-24;

- Irkutsk, 5 Oktyabrskoy Revolyutsii, room 403, tel. (3952) 34-26-88;
- Lipetsk, 102 Gagarina Street, office of the department for property issues, tel. (0732) 36-87-36;
- Novokuybyshevsk, OAO Novokuybyshevskiy NPZ, trade union committee building, room 205, tel. (84635) 3-41-79, 3-43-95;
- Orel, 40 Mayakovskogo Street, tel. (0862) 75-20-22;
- Penza, 104 Neytralnaya Street, tel. (8412) 59-39-28, 59-39-14;
- Samara, 72 Galaktyonovskaya Street, 1st floor, lobby, tel. (8462) 32-41-74, 33-77-53;
- Samara, 13 Kishinevskaya Street, office 213, tel. (8462) 77-36-63, 77-30-54;
- Stavropol, 185 Lermontova Street, 6th floor, conference hall, tel. (8652) 26-66-66;
- Syzran, 1 Astrakhanskaya Street, hall of plant management, office for share issues, OKS building, tel. (84643) 6-54-56, 595-31-36;
- Tambov, 5 Pionerskaya Street, visitors' room, tel. (0752) 75-10-13;
- Tomsk, 30 Pushkina Street, office 10, tel. (3822) 65-25-18;
- Ulan-Ude, 1 Zaovrazhnaya Street, office 1, tel. (3012) 29-80-13;
- Ulyanovsk, 91 L. Tolstogo Street, room 12, tel. (8422) 31-88-65;
- Khanty-Mansiysk, 1 Engelsa Street, b/n (petroleum storage depot), lobby, tel. (34671) 3-37-57;

as well as on the day of the Meeting (**June 24, 2004**) at the location of the Meeting.

Hereby we notify you of requirements to registration of persons entitled to participate in the Meeting:

1. A shareholder (their representative) - a physical person – shall produce the passport to the Returning board.
2. A person acting on behalf of a shareholder and governed by the Power of Attorney shall submit the Power of Attorney authorizing them to participate in the Meeting to the Returning board.

The Power of Attorney should be made in accordance with the effective Law and contain information concerning the person acting by proxy and the representative (name and surname or company name, residence or location, and passport information. Passport information to be mentioned in the Power of Attorney for voting includes series, number and date of issue of the passport). These requirements are based on paragraph 3, clause 1, article 57 of the Federal Law "On Joint Stock Companies," clause 4.1 of the Provision on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17/ps (17/nc) of May 31, 2002 and on the requirements of clause 5 of article 185 of the Civil Code of the Russian Federation.

Transferred Powers of Attorney should be notarized (in accordance with clause 3 of Art. 187 of the Civil Code of Russian Federation). The primary Power of Attorney is not required if the shareholder's representative provides the Returning board with the transferred Power of Attorney.

3. Representatives of legal entity shareholders (or of representatives thereof) acting without a Power of Attorney based on the legal entity's Statute should submit the following documents to the Returning board with the voting ballot according to the requirements as per clause 4.7 of the Provisions on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17/ps (17/пс) of May 31, 2002:

- A document (or its notarized copy) that certifies this person's appointment or election as the sole executive officer of the legal entity or an abstract from such a document.
- A notarized copy of the statutory documents of the legal entity (Statute, Provisions, etc., Statute and Articles of Association for Limited Liability Companies).

The said documents shall also be submitted, together with voting ballots, to the Returning board two days before the annual general meeting of OAO NK YUKOS' shareholders takes place and shall be signed by such representatives (as per clause 4.7 of the Provisions on additional requirements for procedure of preparation, convocation and conduction of General Shareholders Meeting approved by Resolution No. 17/ps (17/пс) of May 31, 2002).

Board of Directors of OAO NK YUKOS

ATTENTION!
Read INSTRUCTIONS ON THE BACK OF THE BALLOT before voting!

VOTING BALLOT No. 1
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"

(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, 26 Lenina Street).
24 June, 2004

Format – a meeting (co-attended by shareholders to discuss agenda items and adopt resolutions on issues put to the vote with absentee voting allowed).
Completed ballots should be sent at this **mailing address: Moscow, 23 Vavilova Street, ZAO** M-REESTR.
Voting ballot submission deadline: June 21, 2004.

The location of the Meeting: Conference-hall, "Radisson SAS Slavyanskaya" Hotel, Ploshchad Yevropy 2, Moscow 121059.
The Meeting starts at: 11 a.m.
Shareholder ____
Number of the shareholder's votes for items 1 - 3 of the agenda:

Item 1: Approval of OAO NK YUKOS' annual report for 2003.
Resolution: Approve OAO NK YUKOS' annual report for 2003.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

Item 2: Approval of OAO NK YUKOS' annual accounting reports, including the profit and loss statement, for the 2003 fiscal year.
Resolution: Approve OAO NK YUKOS' annual accounting reports, including the profit and loss statement, for the 2003 fiscal year.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

Item 3: Approval of the distribution of OAO NK YUKOS' profit for the 2003 fiscal year, including the payment of dividends per OAO NK YUKOS' ordinary shares, and OAO NK YUKOS' losses for the 2003 fiscal year.
Resolution: Approve the distribution of OAO NK YUKOS' profit and loss for the 2003 fiscal year. Dividends per OAO NK YUKOS' ordinary shares for activities in the 2003 fiscal year shall not be paid.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

**** Only for voting in cases mentioned in items 2-4 of Ballot Filling INSTRUCTIONS overleaf, please put relevant mark:*

[] ***voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;***
[] ***voting is done in accordance with directions from owners of depositary securities;***
[] ***voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;***
[] *a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*

Signature of the shareholder (representative) ______________(____________)

ATTENTION!
Voting ballots should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS for filling in voting ballots	
1	**Voters may choose only ONE variant (by CROSSING OUT UNNEEDED variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a mark made in the relevant field in the lower part of the ballot: **[X]** ***Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** **[X]** ***Voting is done in accordance with directions from owners of depositary securities.***
3	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, then the **fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: **[X]** ***Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4	In case not all shares are transferred after the compilation of the list of persons entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: **[X]** ***a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot. If the shareholder intends to attend the shareholders' general meeting in person or authorize his representative to do so, such shareholder shall obtain this voting ballot (deliver it to his representative).

ATTENTION!
Read INSTRUCTIONS ON THE BACK OF THE BALLOT before voting!

VOTING BALLOT No. 2
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"

(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, 26 Lenina Street).

24 June, 2004

Format – a meeting (co-attended by shareholders to discuss agenda items and adopt resolutions on issues put to the vote with absentee voting allowed).
Completed ballots should be sent at this **mailing address: Moscow, 23 Vavilova Street, ZAO M-REESTR.**
Voting ballot submission deadline: June 21, 2004.

The location of the Meeting: Conference-hall, "Radisson SAS Slavyanskaya" Hotel, Ploshchad Yevropy 2, Moscow 121059.
The Meeting starts at: 11 a.m.
Shareholder

Item 4: Election of OAO NK YUKOS' Board of directors.
Resolution: Elect the following candidates as members of OAO NK YUKOS' Board of directors represented by 11 persons:
Number of shareholders' votes on Item 4 of the Agenda (cumulative voting) total:

Voting variants:

Surname, name, patronymic of the proposed member of the Board of Directors	Number of votes "FOR" the candidate: (*** ____ cumulative votes)	"AGAINST" all candidates (*** ____ cumulative votes)	"ABSTAIN" (*** ____ cumulative votes)
1. Gerashchenko Viktor Vladimirovich			
2. Golubev Yuriy Aleksandrovich			
3. Kontorovich Akeksey Emiliyevych			
4. Ortiz Edgar			
5. Sublen Michel			
6. Lose Bernar			
7. Cosusco-Morise Jacque			
8. Carry Sarah Collins			
9. Gupta Radzh Kumar			
10. Buckle Francois Clod			
11. Pokholkov Yuriy Petrovich			

****** Only for voting in cases mentioned in items 2-4 of Ballot Filling INSTRUCTIONS overleaf, please put relevant mark:*
[] voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[] voting is done in accordance with directions from owners of depositary securities;
[] voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;
[] a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.

Signature of the shareholder (representative) ____________ (____________)

ATTENTION!
Voting ballots should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS for filling in voting ballots	
1	**During cumulative voting the number of votes owned by the shareholder is multiplied by the number of persons to be elected members of the Board of directors. The shareholder may cast his votes for one candidate or distribute them, at his discretion, among all or several candidates. This means that is the shareholder votes "FOR", the shareholder has to cross out unnecessary variants – "AGAINST" and "ABSTAIN", and then to specify the number of votes which he casts for the candidate(s) next to the candidate(s) he has chosen.** **Should the shareholder vote "AGAINST" all candidates he has to cross out unnecessary variants – "FOR" and "ABSTAIN".** **Should the shareholder "ABSTAIN" he has to cross out unnecessary variants – "FOR" and "AGAINST".**
2	**The fraction of the vote yielded by multiplication of the number of votes owned by a shareholder – an owner of a fraction share – by the number of persons to be elected members of the Board of directors (Supervisory board) of the Company may be cast for one candidate only.**
3	**Voters may choose only ONE variant (by CROSSING OUT UNNEEDED variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
4	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** ***[X] Voting is done in accordance with directions from owners of depositary securities.***
5	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, then the **fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: ***[X] Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
6	In case not all shares are transferred after the compilation of the list of persons entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a <u>mark</u> made in the relevant field in the lower part of the ballot: ***[X] a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
7	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot. If the shareholder intends to attend the shareholders' general meeting in person or authorize his representative to do so, such shareholder shall obtain this voting ballot (deliver it to his representative).

ATTENTION!
Read INSTRUCTIONS ON THE BACK OF THE BALLOT before voting!

VOTING BALLOT No. 3
for voting at the Annual General Meeting of the Shareholders of the Open Joint-Stock Company "Yukos Oil Company"

(Russian Federation, 628309, Khanty-Mansiysk Autonomous Area, Nefteyugansk, 26 Lenina Street).
24 June, 2004

Format – a meeting (co-attended by shareholders to discuss agenda items and adopt resolutions on issues put to the vote with absentee voting allowed).
Completed ballots should be sent at this **mailing address: Moscow, 23 Vavilova Street, ZAO M-REESTR.**
Voting ballot submission deadline: June 21, 2004.

The location of the Meeting: **Conference-hall, "Radisson SAS Slavyanskaya" Hotel, Ploshchad Yevropy 2, Moscow 121059.**
The Meeting starts at: 11 a.m.
Shareholder ______________________________
Number of the shareholder's votes for items 5 - 7 of the agenda:

Item 5: Election of OAO NK YUKOS' Audit commission.
Resolution: Elect members of OAO NK YUKOS' Audit commission from the following candidates:

1. Mureshova Antonina Borisovna

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

2. Britkova Elena Vladimirovna

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

3. Serzhanova Margarita Osvaldovna

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

Item 6: Approval of OAO NK YUKOS' Auditor for the 2004 fiscal year.
Resolution: Approve the Auditing Firm PriceWaterHouseCoopers Audit Limited Liability Company as the Auditor of OAO NK YUKOS' Auditor for the 2004 fiscal year subject to Russian and international standards.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

Item 7: Approval of the total amount of remuneration and compensation for expenditure due to members of OAO NK YUKOS' Board of directors for 2004-2005.
Resolution: Approve the total amount of remuneration due to members of OAO NK YUKOS' Board of directors and compensation for expenditure related to their performance of functions of members of OAO NK YUKOS' Board of directors for 2004-2005 in the equivalent of 2 million US dollars.

Voting variants:
FOR ***____(votes) AGAINST ***____(votes) ABSTAIN ***____(votes)

**** Only for voting in cases mentioned in **items 2-4 of Ballot Filling INSTRUCTIONS overleaf**, please put relevant mark:*

[ ] ***voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;***
[ ] ***voting is done in accordance with directions from owners of depositary securities;***
[ ] ***voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting;***
[ ] *a part of the shares was transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*

Signature of the shareholder (representative) ____________(___________)

ATTENTION!
Voting ballots should be signed by the shareholder or his authorized representative. Voting ballots that are not signed by the shareholder or his representative are invalid and are not counted towards voting results.

DIRECTIONS for filling in voting ballots	
1	**Voters may choose only ONE variant (by CROSSING OUT UNNEEDED variants), EXCEPT FOR the following cases: 1) if you sold shares after the date of compilation of the list of persons entitled to participate in the General Meeting and are voting in accordance with instructions from buyers of the shares, OR 2) if you are voting in accordance with directions from owners of depositary securities.**
2	If MORE THAN ONE variant remains uncrossed in the ballot, **the fields for the number of votes** (marked with***), given for each variant, should contain THE NUMBER OF VOTES GIVEN FOR THE CORRESPONDING VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] Voting is done in accordance with directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** ***[X] Voting is done in accordance with directions from owners of depositary securities.***
3	If voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting, then the **fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] Voting is done by proxy based on the Power of Attorney concerning shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.***
4	In case not all shares are transferred after the compilation of the list of persons entitled to participate in the General Meeting, **the fields for the number of votes** (marked with***), given for the left variant, should contain THE NUMBER OF VOTES GIVEN FOR THAT VARIANT, with a mark made in the relevant field in the lower part of the ballot: ***[X] a part of the shares were transferred after the date of compilation of the list of persons entitled to participate in the General Meeting.*** Should directions from buyers of shares transferred after the date of compilation of the list of persons entitled to participate in the General Meeting comply with the left variant, such votes will be added.
5	If a shareholder voting by proxy sends a ballot to the Returning Board of the Company, the relevant Power of Attorney or its notarized copy should be submitted with the ballot. If the shareholder intends to attend the shareholders' general meeting in person or authorize his representative to do so, such shareholder shall obtain this voting ballot (deliver it to his representative).

Extract from Minutes No 120-6 of the Meeting of OAO NK YUKOS' Board of Directors

London

April 28, 2004

2 p.m.

The total number of elected members of the Board of directors is 10. **The meeting was attended by:**

S.G. Kukes – Chair
F. Buckle
Yu.A. Golubev
R.K. Gupta
A.E. Kontorovich
J. Cosusco-Morise
S. Carry
B. Lose
Yu.P. Pokholkov
M. Sublen

Quorum for decision-making is established.

AGENDA

12. With reference to a shareholders' annual general meeting of OAO NK YUKOS for 2003.

Regarding Item 12 "With reference to a shareholders' annual general meeting of OAO NK YUKOS for 2003," the attendees heard S.G. Kukes, the Chair of the Board of directors.

Based on the outcomes of discussion the following decision is put forth for voting:

1. Convene an Annual general meeting of OAO NK YUKOS' shareholders (hereinafter – the Meeting) on **July 24, 2004** to take place at ***Conference-hall, "Radisson SAS Slavyanskaya" Hotel, Ploshchad Yevropy 2, Moscow 121059.***

The Meeting starts at 11 a.m. Registration starts at 9.30 a.m.

2. Format – meeting (co-attended by shareholders to discuss agenda items and adopt decisions on issues put to the vote with absentee voting allowed).

3. Approve the Meeting agenda:

1. Approval of OAO NK YUKOS' annual report for 2003.

2. Approval of OAO NK YUKOS' annual accounting reports, including the profit and loss statement, for the 2003 fiscal year.

3. Approval of the distribution of OAO NK YUKOS' profit for the 2003 fiscal year, including the payment of dividends per OAO NK YUKOS' ordinary shares, and OAO NK YUKOS' losses for the 2003 fiscal year.

4. Election of OAO NK YUKOS' Board of directors.

5. Election of OAO NK YUKOS' Audit commission.

6. Approval of OAO NK YUKOS' Auditor for the 2004 fiscal year.

7. Approval of the total amount of remuneration and compensation for expenditure due to members of OAO NK YUKOS' Board of directors for 2004-2005.

4. Establish **May 8, 2004** as the date when a list of persons entitled to participate in the Meeting shall be compiled.

5. Appoint the Secretariat of the Meeting represented by: S.P. Bakhmina, A.A. Gavrilov.

6. Assign the responsibilities of the Returning board at the Annual general meeting of OAO NK YUKOS shareholders to a specialized registrar, ZAO "M-REESTR".

7. Authorize the specialized registrar ZAO M-REESTR, not later than June 3, 2004, to mail registered letters containing notice of the Meeting and ballots for voting on agenda items to every person indicated in the list of persons entitled to participate in the Meeting.

8. Establish **June 21, 2004** as the last date for submitting shareholders' ballots subject to absentee voting and counted for purposes of establishing the Meeting's quorum and voting results.

9. Approve the format and text of the notice of the Meeting and ballots for shareholders' voting on agenda items of the Meeting (Appendices No 3 and 4).

10. Approve the list of the Meeting's materials with which the shareholders are to familiarize themselves:

- OAO NK YUKOS' annual report for 2003;

- OAO NK YUKOS' annual accounting reports for 2003, including the profit and loss statement (profit and loss account);

- the Board of Directors' recommendations regarding the distribution of OAO NK YUKOS' profit for 2003, including the amount of dividend per OAO NK YUKOS' ordinary shares, and losses for the 2003 fiscal year;

- the Audit commission's expert opinion regarding the results of the review of OAO NK YUKOS' annual accounting reports and the accuracy of the data contained in OAO NK YUKOS' annual report;

- an expert opinion of OAO NK YUKOS' auditor;

- brief discussion concerning proposed members of the Board of directors and the Audit commission;

- information on the availability of the written consent of proposed members of the Board of directors and the Audit commission;

- brief discussion concerning OAO NK YUKOS' Auditor for 2004:

- draft resolutions of the Meeting.

11. Determine that shareholders shall familiarize themselves with agenda-related materials of OAO NK YUKOS shareholders' annual general meeting **from June 3 to June 23, 2004**, on working days from 2 p.m. to 5 p.m. at the following addresses:

- Moscow, 31a Dubininskaya Street, tel. 924-50-03, 921-69-35;
- Moscow, 23 Vavilova Street, ZAO M-REESTR, tel. 719-09-45, 719-09-42;
- Nefteyugansk, 7th Mikrorayon, build. 49, 3rd floor, tel. (34612) 3-02-75, 3-02-73;
- Samara, 145 Kuybysheva Street, tel. (8462) 39-94-80;
- Strezhevoy, Tomsk Region, 32 Burovikov Street, tel. (38259) 6-95-36, 6-96-34, 6-95-35;
- Tomsk, 24 nab. r. Ushayki, room 419, tel. (3822) 27-53-87;
- Abakan, 7 Gagarina Street, tel. (39022) 4-77-66;
- Angarsk, OAO ANKhK, Company headquarters, facility 1445. How to get there: tram 5, shuttle bus 10, 20, buses 10, 6U, getting off at the stop "OAO Upravleniye ANKhK," office 512, tel. (3951) 57-87-42, 57-89-57, 57-60-66;

- Achinsk-14, OAO ANPZ VNK administrative building, office 102, tel. (39151) 5-36-21, 5-38-03, also Achinsk, 83 Kirova Street, lobby, tel. (39151) 5-05-40;
- Belgorod, 16 Pobedy Street, lobby, tel. (0722) 33-57-69, 32-69-12;
- Bratsk-34, settlement of Padun, industrial site, OAO BNP administrative building, office 1, tel. (3953) 36-48-74, 32-37-45;
- Bryansk, 48 S. Petrovoy Street, typing pool room, tel. (0832) 64-44-87, 64-42-79;
- Voronezh, 4 Kirova Street, 10th floor lobby, tel. (0732) 77-60-24;
- Irkutsk, 5 Oktyabrskoy Revolyutsii, room 403, tel. (3952) 34-26-88;
- Lipetsk, 102 Gagarina Street, office of the department for property issues, tel. (0732) 36-87-36;
- Novokuybyshevsk, OAO Novokuybyshevskiy NPZ, trade union committee building, room 205, tel. (84635) 3-41-79, 3-43-95;
- Orel, 40 Mayakovskogo Street, tel. (0862) 75-20-22;
- Penza, 104 Neytralnaya Street, tel. (8412) 59-39-28, 59-39-14;
- Samara, 72 Galaktyonovskaya Street, 1st floor, lobby, tel. (8462) 32-41-74, 33-77-53;
- Samara, 13 Kishinevskaya Street, office 213, tel. (8462) 77-36-63, 77-30-54;
- Stavropol, 185 Lermontova Street, 6th floor, conference hall, tel. (8652) 26-66-66;
- Syzran, 1 Astrakhanskaya Street, hall of plant management, office for share issues, OKS building, tel. (84643) 6-54-56, 595-31-36;
- Tambov, 5 Pionerskaya Street, visitors' room, tel. (0752) 75-10-13;
- Tomsk, 30 Pushkina Street, office 10, tel. (3822) 65-25-18;
- Ulan-Ude, 1 Zaovrazhnaya Street, office 1, tel. (3012) 29-80-13;
- Ulyanovsk, 91 L. Tolstogo Street, room 12, tel. (8422) 31-88-65;
- Khanty-Mansiysk, 1 Engelsa Street, b/n (petroleum storage depot), lobby, tel. (34671) 3-37-57;

as well as on **June 24, 2004**. - at the location of the Meeting.

12. Determine that in the case of absentee voting, ballots completed and signed by shareholders shall be received by the OAO NK YUKOS registrar acting as the Returning board, *no later than June 21, 2004 inclusive*, at the following address: *117312 Moscow, 23 Vavilova Street, ZAO "M-REESTR".*

13. Approve the terms of an Agreement in addition to the Agreement of shareholders' registry maintenance between OAO NK YUKOS and ZAO "M-REESTR" (No 45/97 of December 1, 1997) related to the preparation of the annual general meeting of OAO NK YUKOS' shareholders and to the performance of responsibilities by the returning board subject to the draft Agreement (Appendix 5).

Voting outcomes: "FOR" – 10; "AGAINST" – none; "ABSTAINS" – none. **Resolution is carried in the proposed version.**

Appendix:

1. OAO NK YUKOS' balance sheet for 2003 and an explanatory note for OAO NK YUKOS' accounting reports for 2003.

Extract from Minutes No 120-6 of the Meeting of OAO NK YUKOS' Board of Directors, dated April 28, 2004

2. Members of OAO NK YUKOS' Board of directors and the Audit commission proposed by Hulley Enterprises Limited.

3. Shareholders' notice of shareholders' annual general meeting of OAO NK YUKOS for 2003.

4. Voting ballots.

5. An Agreement in addition to the Agreement of the maintenance of the shareholders' registry between OAO NK YUKOS and ZAO M-REESTR (No 45/97 of December 1, 1997) related to the preparation of the annual general meeting of OAO NK YUKOS' shareholders.

Chair of OAO NK YUKOS' Board of directors	s/s	S.G. Kukes
Executive Secretary of OAO NK YUKOS' Board of directors	s/s	S. Tidy
<u>This extract is correct:</u>		
Executive Secretary of OAO NK YUKOS' Board of directors	[signature]	S. Tidy

Draft amendments to the NK-YUKOS OJSC Articles of Incorporation

1. Due to the annulment of the additional issue of NK-YUKOS OJSC ordinary shares (reg. N 1-02-00198-A-002D of 22.07.2003) by the Decision of Moscow Arbitrage court of 01.03.2004 and annulment of the shares in this issue, the NK-YUKOS OJSC Articles of Incorporation are to be put in compliance with the abovementioned decisions, by excluding from the Articles of Incorporation amendments, connected with the shares issue in question, icnluding the making following changes in the NK-YUKOS Open Joint Stock Company Articles of Incorporation:
1) Paragraph 1 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"1. The Company's Authorized capital stock value is 8 947 858 (eight million nine hundred forty-seven thousand eight hundred fifty-eight) rubles 31.2 kopeks".

2) Paragraph 2 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"2. The Company's Authorized capital stock is divided into 2 236 964 578 (Two billion two hundred thirty-six million nine hundred sixty-four thousand five hundred seventy-eight) ordinary registered book-entry shares of nominal value 0. 004 ruble each".

3) Paragraph 2.1 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be stated as follows:

"2.1. The Company is entitled to place in addition to already placed shares 1 000 000 (one billion) of ordinary registered book-entry shares of nominal value 0. 004 ruble each, giving their owners the rights of holders of the Company's ordinary shares, specified by the present Articles of Association and norm acts of RF (the Company's declared shares)".

4) Paragraph 1 of Article 2 ('Place of location and the postal address of the Company') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"1. The Company's place of location — 115 054, 31 A, Dubininskaya str., Moscow, Russian Federation — is defined by the place of its' state registration".

2. The NK-YUKOS OJSC President will register the changes in the NK-YUKOS OJSC Articles of Incorporation and carry out other actions essential for changing the NK-YUKOS OJSC Articles of Incorporation.

NK-YUKOS Open Joint Stock Company

Materials of an extraordinary general meeting of NK-YUKOS OJSC shareholders

December, 9, 2005

Moscow

Draft amendments to the NK-YUKOS OJSC Articles of Incorporation

1) Paragraph 1 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"1. The Company's Authorized capital stock value is 8 947 858 (eight million nine hundred forty-seven thousand eight hundred fifty-eight) rubles 31.2 kopeks".

2) Paragraph 2 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"2. The Company's Authorized capital stock is divided into 2 236 964 578 (Two billion two hundred thirty-six million nine hundred sixty-four thousand five hundred seventy-eight) ordinary registered book-entry shares of nominal value 0. 004 ruble each".

3) Paragraph 2.1 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"2.1. The Company is entitled to place in addition to already placed shares 1 000 000 (one billion) of ordinary registered book-entry shares of nominal value 0. 004 ruble each, giving their owners the rights of holders of the Company's ordinary shares, specified by the present Articles of Association and norm acts of RF (the Company's declared shares)".

4) Paragraph 1 of Article 2 ('Place of location and the postal address of the Company') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"1. The Company's place of location — 115 054, 31 A, Dubininskaya str., Moscow, Russian Federation — is defined by the place of its state registration".

Draft decisions of the extraordinary general meeting of NK-YUKOS OJSC Shareholders, December, 9th, 2005

On the 1st issue of the agenda: *"on amendments to Article 5 'The Company's Authorized capital stock' of the NK-YUKOS OJSC Articles of Incorporation"*

Decision:

Paragraph 1 of Article 5 ('The Company's authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"1. The Company's Authorized capital stock value is 8 947 858 (eight million nine hundred forty-seven thousand eight hundred fifty-eight) rubles 31.2 kopeks".

Paragraph 2 of Article 5 ('The Company's authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"2. The Company's Authorized capital stock is divided into 2 236 964 578 (Two billion two hundred thirty-six million nine hundred sixty-four thousand five hundred seventy-eight) ordinary registered book-entry shares of nominal value 0. 004 ruble each".

Paragraph 2.1 of Article 5 ('The Company's Authorized capital stock') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"2.1. The Company is entitled to place in addition to already placed shares 1 000 000 (one billion) of ordinary registered book-entry shares of nominal value 0. 004 ruble each, giving their owners the rights of holders of the Company's ordinary shares, specified by the present Articles of Association and norm acts of RF (the Company's declared shares)".

The NK-YUKOS OJSC President will register the changes in the NK-YUKOS OJSC Articles of Incorporation and carry out other actions essential for changing the NK-YUKOS OJSC Articles of Incorporation.

On the 2nd issue of the agenda: *"on amendments to Article 2 'Place of location and the postal address of the Company' of the NK-YUKOS OJSC Articles of Incorporation"*

Decision:

Paragraph 1 of Article 2 ('Place of location and the postal address of the Company') of the NK-YUKOS OJSC Articles of Incorporation is to be affirmed as follows:

"1. The Company's place of location — 115 054, 31 A, Dubininskaya str., Moscow, Russian Federation — is defined by the place of its state registration".

The NK-YUKOS OJSC President will register the changes in the NK-YUKOS OJSC Articles of Incorporation and carry out other actions essential for changing the NK-YUKOS OJSC Articles of Incorporation.